As filed with the Securities and Exchange Commission on April 15, 2013

Registration No. 333-

811- 08750

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No.	☐

and

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 51

SEPARATE ACCOUNT VA BNY

(Exact Name of Registrant)

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

(Name of Depositor)

4333 Edgewood Road N.E.

Cedar Rapids, IA 52499-0001

(Address of Depositor’s Administrative Offices)

Depositor’s Telephone Number: (319) 355-8330

Darin D. Smith, Esq.

Transamerica Financial Life Insurance Company

4333 Edgewood Road, N.E.

Cedar Rapids, IA 52499-4240

(Name and Address of Agent for Service)

Title of Securities Being Registered:                                                          Flexible Premium Variable Annuity Policies

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

TRANSAMERICA LIBERTYSM NY VARIABLE ANNUITY

Issued Through

SEPARATE ACCOUNT VA BNY*

By

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

Prospectus

May 1, 2013

This flexible premium deferred annuity policy has many investment choices. There is a separate account that currently provides a means of investing in various underlying fund portfolios. There is also a fixed account, which offers interest at rates that are guaranteed by Transamerica Financial Life Insurance Company. You can choose any combination of these investment choices. You bear the entire investment risk for all amounts you put in the separate account.

This prospectus and the underlying fund prospectuses give you important information about the policies and the underlying fund portfolios. Please read them carefully before you invest and keep them for future reference.

If you would like more information about the Transamerica LibertySM NY Variable Annuity, you can obtain a free copy of the Statement of Additional Information (SAI) dated May 1, 2013. Please call us at (800) 525-6205 or write us at: Transamerica Financial Life Insurance Company, Attention: Customer Care Group, 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission (SEC) and the SAI is incorporated herein by reference. More information about the variable annuity can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-732-0330. The SEC also maintains a web site (http://www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference, and other information. The table of contents of the SAI is included at the end of this prospectus.

*Prior to May 1, 2013, the policies were issued through Separate Account VA WNY. On April 30, 2013, Separate Account VA WNY was consolidated with Separate Account VA BNY (see, “Separate Account Consolidation” for more information).

The Securities and Exchange Commission has not approved or disapproved these securities, or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The subaccounts available under this policy invest in underlying funds of the Portfolio companies listed below:

ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.

AMERICAN FUNDS INSURANCE SERIES® TRUST

FIDELITY® VARIABLE INSURANCE PRODUCTS FUND

GE INVESTMENTS FUNDS, INC.

TRANSAMERICA SERIES TRUST

For a complete list of the available subaccounts, please refer to “Appendix - Portfolios Associated with the Subaccounts”. For more information on the underlying funds, please refer to the prospectus for the underlying fund.

TABLE OF CONTENTS continued

GLOSSARY OF TERMS

Accumulation Unit — An accounting unit of measure used in calculating the policy value in the separate account before the annuity commencement date.

Administrative Office — Transamerica Financial Life Insurance Company, Attention: Customer Care Group, 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001, (800) 525-6205.

Annuitant — The person on whose life any annuity payments involving life contingencies will be based.

Annuitize (Annuitization) — When you switch from the accumulation phase to the income phase and we begin to make annuity payments to you (or your designee).

Annuity Commencement Date — The date upon which annuity payments are to commence.

Annuity Payment Option — A method of receiving a stream of annuity payments selected by the owner.

Assumed Investment Return or AIR — The annual effective rate shown in the contract specifications section of the contract that is used in the calculation of each variable annuity payment.

Fixed Account — One or more investment choices under the policy that are part of the Company’s general assets and are not in the separate account.

Free Amount — The amount that can be withdrawn each year without incurring any surrender charges.

Guaranteed Lifetime Withdrawal Benefit — Any optional benefit under the policy that provides a guaranteed minimum withdrawal benefit, including the Living Benefits Rider, the Income LinkSM Rider, the Retirement Income MaxSM Rider or the Retirement Income ChoiceSM 1.6 Rider.

Guaranteed Period Options — The various guaranteed interest rate periods of the fixed account which the Company may offer and into which premium payments may be paid or amounts transferred.

Owner (You, Your) — The person who may exercise all rights and privileges under the policy. The owner during the lifetime of the annuitant and before the annuity commencement date is the person designated as the owner in the information that we require to issue a policy.

Policy Date — The date shown on the policy data page attached to the policy and the date on which the policy becomes effective.

Policy Value — On or before the annuity commencement date, the policy value is equal to the owner’s:

•	premium payments; minus
•	gross partial surrenders (partial surrenders plus the surrender charge on the portion of the requested partial surrender that is subject to the surrender charge); plus
•	interest credited in the fixed account; plus
•	accumulated gains in the separate account; minus
•	accumulated losses in the separate account; minus
•	service charges, rider fees, premium taxes, transfer fees, and other charges, if any.

Policy Year — A policy year begins on the policy date and on each anniversary thereof.

Separate Account — Separate Account VA BNY, a separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which premium payments under the policies may be allocated.

Separate Account Value — The portion of the policy value that is invested in the separate account.

Subaccount — A subdivision within the separate account, the assets of which are invested in a specified underlying fund portfolio.

Valuation Period — The period of time from one determination of accumulation unit values and annuity unit values to the next subsequent determination of those values. Such determination shall be made on each business day.

Written Notice — Written notice, signed by the owner, that gives the Company the information it requires and is received in good order at the Administrative Office. For some transactions, the Company may accept an electronic notice such as telephone instructions. Such electronic notice must meet the requirements for good order that the Company establishes for such notices.

SUMMARY

The sections in this summary correspond to sections in this prospectus, which discuss the topics in more detail.

THE ANNUITY POLICY

The flexible premium deferred variable annuity policy offered by Transamerica Financial Life Insurance Company (the Company, we, us, or our) provides a way for you to invest on a tax-deferred basis in the following investment choices: various subaccounts of the separate account and the fixed account of the Company. The policy is intended to accumulate money for retirement or other long-term investment purposes.

This policy currently offers subaccounts that are listed in the “Appendix – Portfolios Associated with the Subaccounts” in this prospectus. Each subaccount invests exclusively in shares of one of the underlying fund portfolios. The policy value may depend on the investment experience of the selected subaccounts. Therefore, you bear the entire investment risk with respect to all policy value in any subaccount. You could lose the amount that you invest.

The fixed account offers an interest rate that the Company guarantees.

The policy, like all deferred annuity policies, has two phases: the “accumulation phase” and the “income phase.” During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as ordinary income when you take them out of the policy. The income phase occurs when you annuitize and begin receiving regular annuity payments from your policy. The money you can accumulate during the accumulation phase will largely determine the payments you receive during the income phase.

PURCHASE

The initial premium payment for nonqualified policies must be at least $5,000 or more, and at least $1,000 for qualified policies, under most circumstances. You must obtain prior Company approval to purchase a policy with an amount less than the stated minimum. You can generally add as little as $50 at any time during the accumulation phase.

INVESTMENT CHOICES

You can allocate your premium payments to one of several underlying fund portfolios listed in the “Appendix – Portfolios Associated with the Subaccounts” in this prospectus and described in the underlying fund prospectuses. Depending upon their investment performance, you can make or lose money in any of the subaccounts.

You can also allocate your premium payments to the fixed account.

We currently allow you to transfer money between any of the investment choices during the accumulation phase. We reserve the right to impose a $10 fee for each transfer in excess of 12 transfers per policy year and to impose restrictions and limitations on transfers.

EXPENSES

Note: The following section on expenses and the Annuity Policy Fee Table and expense examples only apply to policies issued on or after the date of this prospectus.

No deductions are made from premium payments at the time you buy the policy so that the full amount of each premium payment is invested in one or more of your investment choices.

We may deduct a surrender charge of up to 8% of premium payments surrendered within four years after the premium is paid. We will calculate surrender charges by taking the earnings, if any, out before premium payments.

We deduct daily mortality and expense risk fees and administrative charges from the assets in each subaccount during the accumulation phase, at an annual rate (as a percentage of the subaccount’s value) that depends on the death benefit option that you select, as follows:

•	1.65% if you choose the Return of Premium Death Benefit
•	1.85% if you choose the Annual Step-Up Death Benefit

During the accumulation phase, we deduct an annual service charge of no more than $30 from the policy value on each policy anniversary and at the time of surrender. The charge is waived if either the policy value or the sum of all premium payments, minus all partial surrenders, is at least $50,000.

Upon full surrender, payment of a death benefit, or when annuity payments begin, we will deduct state premium taxes, if applicable.

We deduct a daily fund facilitation fee from the assets in certain investment choices at an annual rate (as a percentage of the subaccount’s value) as follows:

•	0.30% if you choose the American Funds - Asset Allocation Fund - Class 2
•	0.30% if you choose the American Funds - Bond Fund - Class 2
•	0.30% if you choose the American Funds - Growth Fund - Class 2
•	0.30% if you choose the American Funds - Growth-Income Fund - Class 2
•	0.30% if you choose the American Funds - International Fund - Class 2
•	0.20% if you choose the AllianceBernstein Balanced Wealth Strategy Portfolio - Class B
•	0.20% if you choose the GE Investments Total Return Fund - Class 3
•	0.15% if you choose the Franklin Templeton VIP Founding Funds Allocation Fund - Class 4
•	0.10 % if you choose the TA BlackRock Global Allocation - Service Class

If you elect the Living Benefits Rider, then there is an annual rider fee during the accumulation phase of 0.90% of the “principal back” total withdrawal base on each anniversary (“rider anniversary”) of the date the rider was elected.

If you elect the Income LinkSM Rider, there is an annual rider fee of 0.90% of the withdrawal base which is charged quarterly during the accumulation phase.

If you elect the Retirement Income MaxSM Rider, there is an annual rider fee of 1.25% (1.00% for riders issued prior to December 12, 2011) on an annual basis of the withdrawal base which is charged quarterly during the accumulation phase.

If you elect the Retirement Income ChoiceSM 1.6 Rider, there is a rider fee during the accumulation phase of 0.70% to 1.55% (on an annual basis) of the withdrawal base, which is charged quarterly, depending on what designated investment options you choose. For each additional option you elect with the rider, you will be charged a quarterly fee during the accumulation phase that is also a percentage of the withdrawal base; this fee is in addition to the rider fee for the base benefit.

The value of the net assets of the subaccounts will reflect the management fee and other expenses incurred by the underlying fund portfolios.

ACCESS TO YOUR MONEY

You can generally take out $500 or more anytime during the accumulation phase (except under certain qualified policies).

You may generally take out up to the free amount free of surrender charges. Amounts surrendered in excess of this free amount may be subject to surrender charges. You may have to pay income tax and a tax penalty on any money you take out.

Access to amounts held in qualified policies may be restricted or prohibited by law or regulation or the terms of the policy.

Partial surrenders will reduce your policy value. Depending on its amount and timing, a partial surrender may considerably reduce or eliminate some of the benefits and guarantees provided by your Policy. You should carefully consider whether a partial surrender under a particular circumstance will have a negative impact to your benefits or guarantees. The impact of partial and full surrenders (generally) on your benefits and guarantees is discussed in the corresponding sections of the prospectus describing such benefits and guarantees.

ANNUITY PAYMENTS

(THE INCOME PHASE)

The policy allows you to receive income under one of several annuity payment options. You may choose from fixed payment options, variable payment options, or a combination of both. If you select a variable payment option, then the dollar amount of your annuity payments may go up or down.

DEATH BENEFIT

If the sole annuitant dies before the income phase begins, then the beneficiary will generally receive a death benefit. If the owner is not the annuitant, then no death benefit is paid if the owner dies; however required distribution rules require that the policy value be distributed upon the death of any owner.

Naming different persons as owner and annuitant can affect to whom and whether amounts will be paid. Use care when naming owners, annuitants and beneficiaries, and consult your agent if you have questions.

When you purchase a policy you may generally choose an optional guaranteed minimum death benefit:

•	Annual Step-Up Death Benefit

Charges are lower if you do not choose an optional guaranteed minimum death benefit.

After the policy is issued, a guaranteed minimum death benefit cannot be added, and the death benefit cannot be changed.

The death benefit is paid first to a surviving owner, if any; it is paid only to the beneficiary if there is no surviving owner.

TAXES

Earnings, if any, are generally not taxed until taken out. If you take money out of a nonqualified policy during the accumulation phase, earnings come out first for federal tax purposes, and are taxed as ordinary income. For nonqualified and certain qualified policies, payments during the income phase may be considered partly a return of your original investment so that part of each payment may not be taxable as income. For qualified policies, payments during the income phase are, in many cases, considered as all taxable income. If you are younger than 59 1/2 when you take money out, you may incur a 10% federal penalty tax on the taxable earnings.

ADDITIONAL FEATURES

This policy has additional features that might interest you. These features may not be available for all policies, may vary for certain policies, may not each be available in combination with other optional benefits under the policy, and may not be suitable for your particular situation.

These features include, but are not limited to, the following:

•

You can arrange to have money automatically sent to you monthly, quarterly, semi-annually or annually while your policy is in the accumulation phase. This feature is referred to as the “Systematic Payout Option” (“SPO”). Amounts you receive may be included in your gross income, and in certain circumstances, may be subject to penalty taxes.

•

Under certain medically related circumstances, you may surrender all or a portion of the policy value without any surrender charge. This feature is called the “Nursing Care and Terminal Condition Withdrawal Option.”

•

You can arrange to automatically transfer money (at least $500 per transfer) monthly or quarterly from certain investment choices into one or more subaccounts. This feature is known as “Dollar Cost Averaging.”

•

We will, upon your request, automatically transfer amounts among the subaccounts on a regular basis to maintain a desired allocation of the policy value among the various subaccounts. This feature is called “Asset Rebalancing.”

•

You may elect to purchase an optional rider which provides you with a guaranteed minimum accumulation benefit and a guaranteed lifetime withdrawal benefit. This feature is called the “Living Benefits Rider.” If you elect this rider, we will monitor your policy value and, as we deem necessary to support the guarantees under the rider, may transfer amounts back and forth between investment choices that we designate and the variable investment choices that you have selected. You may lose the benefit of this rider if you take “excess” withdrawals. There is an extra charge for this rider.

•	You may elect to purchase an optional rider which provides you with a guaranteed lifetime withdrawal benefit that uses a higher withdrawal percentage for a defined period of time and then resets to a lower percentage. This feature is called the “Income LinkSM Rider.”

If you elect the Income LinkSM Rider, you must allocate 100% of your policy value to one or more “designated investment option(s).” (See “Appendix - Designated Investment Options”.) You may lose the benefit of this rider if you take any withdrawal that is not an Income LinkSM rider systematic withdrawal. There is an extra charge for this rider.

•

You may elect to purchase an optional rider which provides you with a guaranteed lifetime withdrawal benefit. This feature is called the “Retirement Income MaxSM Rider.” If you elect the Retirement Income MaxSM Rider, you must allocate 100% of your policy value to one or more “designated investment option(s).” (See “Appendix - Designated Investment Options”.) The designated investment options differ from the designated investment options for the other guaranteed lifetime withdrawal benefits. You may lose the benefit of this rider if you take “excess” withdrawals. There is an extra charge for this rider.

•

You may elect to purchase an optional rider which provides you with a guaranteed lifetime withdrawal benefit. This feature is called the “Retirement Income ChoiceSM 1.6 Rider.” If you elect the Retirement Income ChoiceSM 1.6 Rider, you must allocate 100% of your policy value in certain designated investment choices. You may lose the benefit of this rider if you take “excess” withdrawals. There is an extra charge for this rider.

OTHER INFORMATION

Right to Cancel Period. You may return your policy for a refund, but only if you return it within a prescribed period, which is generally 20 days (after you receive the policy), or whatever longer time may be required by state law. The amount of the refund will generally be the premiums paid plus or minus accumulated gains or losses in the separate account; if state law requires, we will refund your original premium payment(s). The policy will then be deemed void.

No Probate. Usually, the person receiving the death benefit under this policy will not have to go through probate. State laws vary on how the amount that may be paid is treated for estate tax purposes.

Who should purchase the Policy? This policy is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes; and for persons who have maximized their use of other retirement savings methods, such as 401(k) plans. The tax-deferred feature is most attractive to people in high federal and state tax brackets. The tax deferral features of variable annuities are unnecessary when purchased to fund a qualified plan. You should not buy this policy if you are looking for a short-term investment, market timing, or if you cannot take the risk of losing money that you put in.

There are various fees and charges associated with variable annuities. You should consider whether the features and benefits of this policy, unique to variable annuities, such as the opportunity for lifetime income payments, a guaranteed death benefit, the guaranteed level of certain charges, and additional features, make this policy appropriate for your needs.

Financial Information. Prior to May 1, 2013, the policies were issued through Separate Account VA WNY. On April 30, 2013, Separate Account VA

WNY was consolidated with Separate Account VA BNY (see, “Separate Account Consolidation” for more information). Financial Statements for the Company, the Separate Account VA BNY, and Separate Account VA WNY are in the SAI. Condensed financial information for the subaccounts (those in operation by year end December 31, 2012) are in “Appendix - Condensed Financial Information “ to this prospectus and the SAI.

INQUIRIES

If you need more information or want to make a transaction, please contact us at:

Transamerica Financial Life Insurance Company Administrative Office

Attention: Customer Care Group

4333 Edgewood Road NE

Cedar Rapids, IA 52499-0001

(800) 525-6205

You may check your policy at www.transamericaannuities.com. Follow the logon procedures. We cannot guarantee that you will be able to access this site.

You should protect your logon information, because on-line (or telephone) options may be available and could be made by anyone who knows your logon information. We may not be able to verify that the person providing instructions using your logon information is you or someone authorized by you.

ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES

The following describes the fees and expenses that you will pay when buying, owning, and surrendering the policy. Please be certain to review the notes following the fee table and expense examples for further information about the fees and charges presented. The order of the notes follows the order in which the fees and charges under the policy are presented in the fee tables and the expense examples.

The fee table applies only to the accumulation phase and reflects the maximum charges unless otherwise noted. During the income phase the fees may be different than those described in the Fee Table. See EXPENSES.

The first section describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer cash value between investment choices. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Policy Owner Transaction Expenses:

Sales Load On Purchase Payments	0%
Maximum Surrender Charge (as a % of premium payments surrendered)
Base Policy	8%
Transfer Fee	$0 - $10
Special Service Fee	$0 - $25

The next section describes the fees and expenses that you will pay periodically during the time that you own the policy, not including portfolio fees and expenses. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Annual Service Charge	$0 - $30 per policy

Separate Account Annual Expenses (as a percentage, annually, of average separate account value):

Base Separate Account Expenses:

Mortality and Expense Risk Fee	1.50%
Administrative Charge	0.15%
Total Base Separate Account Annual Expenses	1.65%

Optional Separate Account Expenses: (You may only elect one of the guaranteed minimum death benefits listed below)
Annual Step-Up Death Benefit	0.20%
Fund Facilitation Fee	0.30%
Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses	2.15%

Optional Guaranteed Lifetime Withdrawal Benefit Rider Fees: (You may only elect one of the optional riders listed below)
Living Benefits Rider (annual charge - a % of Principal Back Total Withdrawal Base)	0.90%

Income LinkSM Rider (annual charge a - % of withdrawal base):
Base Benefit (Maximum)	1.65%
Base Benefit (Current)	0.90%

Retirement Income MaxSM Rider (annual charge - a % of withdrawal base):
(for riders issued on or after December 12, 2011)
Base Benefit (Maximum)	2.00%
Base Benefit (Current)	1.25%

Retirement Income MaxSM Rider (annual charge - a % of withdrawal base):
(for riders issued before December 12, 2011)
Base Benefit (Maximum)	1.75%
Base Benefit (Current)	1.00%

Retirement Income ChoiceSM 1.6 Rider (annual charge - a % of withdrawal base):
Base Benefit Designated Allocation Group A (Maximum)	2.30%
Base Benefit Designated Allocation Group A (Current)	1.55%
Base Benefit Designated Allocation Group B (Maximum)	1.85%
Base Benefit Designated Allocation Group B (Current)	1.10%
Base Benefit Designated Allocation Group C (Maximum)	1.45%
Base Benefit Designated Allocation Group C (Current)	0.70%
Additional Benefits available with the Retirement Income ChoiceSM 1.6 Rider:
Death Benefit (Single Life Option)	0.40%
Death Benefit (Joint Life Option)	0.35%
Maximum Total Retirement Income ChoiceSM 1.6 Rider Fees (Single Life) with Highest Combination of Benefits and Allocation Options	2.70%
Current Total Retirement Income ChoiceSM 1.6 Rider Fees (Single Life) with Highest Combination of Benefits and Allocation Options	1.95%

Optional Guaranteed Lifetime Withdrawal Benefit Rider Fees - No Longer Available

5 for LifeSM Rider (annual charge - a % of Total Withdrawal Base)	0.60%
5 for LifeSM with Growth (with additional death benefit)	0.85%
5 for LifeSM with Growth (without additional death benefit)	0.60%

Income SelectSM for Life - Single and Joint Life Option (annual charge - a % of Total Withdrawal Base)
Base Benefit (Single Life)	0.40%
Base Benefit (Joint Life)	0.60%
Additional Benefits available with Income SelectSM for Life Rider
Growth Benefit (Single Life)	0.25%
Death Benefit (Single Life)	0.25%
Death Benefit (Joint Life)	0.20%
Total Income SelectSM for Life Rider (Single Life) Fees with Highest Combination of Benefits	0.90%

Total Income SelectSM for Life Rider (Joint Life) Fees with Highest Combination of Benefits	0.80%

Retirement Income ChoiceSM Rider - Single Life Option (annual charge - a % of Withdrawal Base)
Base Benefit (Maximum)	1.35%
Base Benefit (Current)	0.60%
Additional Benefits available with the Retirement Income ChoiceSM Rider:
Death Benefit	0.25%
Maximum Total Retirement Income ChoiceSM Rider Fees (Single Life) with Highest Combination of Benefits	1.60%
Current Total Retirement Income ChoiceSM Rider Fees (Single Life) with Highest Combination of Benefits	0.85%

Retirement Income ChoiceSM with Double Initial Withdrawal Base Benefit Rider - Single Life Option (annual charge - a % of Withdrawal Base):
Base Benefit (Maximum)	1.65%
Base Benefit (Current)	0.90%
Additional Benefits available with the Retirement Income ChoiceSM with
Double Initial Withdrawal Base Benefit Rider:
Death Benefit	0.25%
Maximum Total Retirement Income ChoiceSM with Double Initial Withdrawal Base Benefit Rider Fees (Single Life) with Highest Combination of Benefits	1.90%
Current Total Retirement Income ChoiceSM with Double Initial Withdrawal Base Benefit Rider Fees (Single Life) with Highest Combination of Benefits	1.15%

Retirement Income ChoiceSM with Double Initial Withdrawal Base Benefit Rider - Joint Life Option (annual charge - a % of Withdrawal Base):
Base Benefit (Maximum)	1.65%
Base Benefit (Current)	0.90%
Additional Benefits available with the Retirement Income ChoiceSM with
Double Initial Withdrawal Base Benefit Rider:
Death Benefit	0.20%
Maximum Total Retirement Income ChoiceSM with Double Initial Withdrawal Base Benefit Rider Fees (Joint Life) with Highest Combination of Benefits	1.85%
Current Total Retirement Income ChoiceSM with Double Initial Withdrawal Base Benefit Rider Fees (Joint Life) with Highest Combination of Benefits	1.10%

Retirement Income ChoiceSM 1.4 Rider (annual charge - a % of withdrawal base):
Base Benefit Designated Allocation Group A (Maximum)	2.15%
Base Benefit Designated Allocation Group A (Current)	1.40%
Base Benefit Designated Allocation Group B (Maximum)	1.75%
Base Benefit Designated Allocation Group B (Current)	1.00%
Base Benefit Designated Allocation Group C (Maximum)	1.20%
Base Benefit Designated Allocation Group C (Current)	0.45%

Additional Benefits available with the Retirement Income ChoiceSM 1.4 Rider:
Death Benefit (Single Life Option)	0.25%
Death Benefit (Joint Life Option)	0.20%
Maximum Total Retirement Income ChoiceSM 1.4 Rider Fees (Single Life) with Highest Combination of Benefits	2.40%
Current Total Retirement Income ChoiceSM 1.4 Rider Fees (Single Life) with Highest Combination of Benefits	1.65%

Retirement Income ChoiceSM 1.2 Rider (annual charge - a % of withdrawal base):
(for riders issued on or after December 12, 2011)
Base Benefit Open Allocation Option (Maximum)	2.00%
Base Benefit Open Allocation Option (Current)	1.25%
Base Benefit Designated Allocation Group A (Maximum)	2.30%
Base Benefit Designated Allocation Group A (Current)	1.55%
Base Benefit Designated Allocation Group B (Maximum)	1.85%
Base Benefit Designated Allocation Group B (Current)	1.10%
Base Benefit Designated Allocation Group C (Maximum)	1.45%
Base Benefit Designated Allocation Group C (Current)	0.70%
Additional Benefits available with the Retirement Income ChoiceSM 1.2 Rider:
Death Benefit (Single Life Option)	0.25%
Death Benefit (Joint Life Option)	0.20%
Maximum Total Retirement Income ChoiceSM 1.2 Rider Fees (Single Life) with Highest Combination of Benefits and Allocation Options	2.55%
Current Total Retirement Income ChoiceSM 1.2 Rider Fee (Single Life) with Highest Combination of Benefits and Allocation Options	1.80%

Retirement Income ChoiceSM 1.2 Rider (annual charge - a % of withdrawal base):
(for riders issued before December 12, 2011)
Base Benefit Open Allocation Option (Maximum)	1.95%
Base Benefit Open Allocation Option (Current)	1.20%
Base Benefit Designated Allocation Group A (Maximum)	2.15%
Base Benefit Designated Allocation Group A (Current)	1.40%
Base Benefit Designated Allocation Group B (Maximum)	1.75%
Base Benefit Designated Allocation Group B (Current)	1.00%
Base Benefit Designated Allocation Group C (Maximum)	1.20%
Base Benefit Designated Allocation Group C (Current)	0.45%
Additional Benefits available with the Retirement Income ChoiceSM 1.2 Rider:
Death Benefit (Single Life Option)	0.25%
Death Benefit (Joint Life Option)	0.20%
Maximum Total Retirement Income ChoiceSM 1.2 Rider Fees (Single Life) with Highest Combination of Benefits and Allocation Options	2.40%
Current Total Retirement Income ChoiceSM 1.2 Rider Fee (Single Life) with Highest Combination of Benefits and Allocation Options	1.65%

The next section shows the lowest and highest total operating expenses charged by the underlying fund portfolios for the year ended December 31, 2012 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in future years. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

Total Portfolio Annual Operating Expenses (Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses):

Lowest Gross	0.54%
Highest Gross	1.59%

The following Example is intended to help you compare the cost of investing in the policy with the cost of investing in other variable annuity policies. These costs include policy owner transaction expenses, policy fees, separate account annual expenses, and portfolio fees and expenses.

The Example assumes that you invest $10,000 in the policy for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the highest fees and expenses of any of the portfolios for the year ended December 31, 2012, and the base policy with the combination of available optional features or riders with the highest fees and expenses, including the highest Fund Facilitation Fee, Annual Step-Up Death Benefit and Retirement Income ChoiceSM 1.6 Rider - Single Life Option with additional Death Benefit. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Examples:

If the policy is surrendered at the end of the applicable time period:

1 Year	$1304
3 Years	$2404
5 Years	$2993
10 Years	$6173

If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy:

1 Year	$ 584
3 Years	$1774
5 Years	$2993
10 Years	$6173

Please remember that the Example is an illustration and does not represent past or future expenses. Your actual expenses may be lower or higher than those reflected in the Example. Similarly, your rate of return may be more or less than the 5% assumed in the Example.

For information concerning compensation paid for the sale of the policies, see OTHER INFORMATION - Distributor of the Policies.

NOTES TO FEE TABLE AND EXPENSE EXAMPLES

Policy Owner Transaction Expenses:

Maximum Surrender Charge: The surrender charge, if any is imposed, applies to each premium, regardless of how policy value is allocated among the investment choices. The surrender charge decreases based on the number of years since the premium payment was made.

Transfer Fee: The transfer fee, if any is imposed, applies to each policy, regardless of how policy value is allocated among the investment choices. There is no fee for the first 12 transfers per policy year. For additional transfers, the Company may charge a fee of $10 per transfer.

Special Service Fees: We may deduct a charge for special services, including overnight delivery.

Annual Service Charge:

Annual Service Charge: The annual service charge is assessed on each policy anniversary and at surrender. The charge is waived if your policy value, or the sum of your premiums less all partial surrenders, is at least $50,000.

Separate Account Annual Expenses:

Mortality and Expense Risk Fee: The mortality and expense risk fee shown is for the accumulation phase with the base death benefit.

Optional Separate Account Expenses: Any optional separate account expense is in addition to the mortality and expense risk and administrative fees.

Fund Facilitation Fee: This daily fee is applied only to policy value in the subaccounts invested in the American Funds - Asset Allocation Fund - Class 2 (0.30%), American Funds - Bond Fund - Class 2 (0.30%), American Funds - Growth Fund - Class 2 (0.30%), American Funds - Growth-Income Fund - Class 2 (0.30%), American Funds - International Fund - Class 2 (0.30%), AllianceBernstein Balanced Wealth Strategy Portfolio - Class B (0.20%), GE Investments Total Return Fund - Class 3 (0.20%), the Franklin Templeton VIP Founding Funds Allocation Fund - Class 4 (0.15%), and the TA BlackRock Global Allocation - Service Class (0.10%). See EXPENSES.

Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses: This reflects the base separate account expenses, the Annual Step-Up Death Benefit fee, plus the Fund Facilitation fee, but does not include any annual optional rider fees. The death benefits are mutually exclusive.

Optional Rider Fees:

Optional Rider Fees: In some cases, riders to the policy are available that provide optional benefits. There are additional fees (each year) for those riders.

Optional Guaranteed Lifetime Withdrawal Benefit Rider Fees:

Living Benefits Rider: The annual fee is a percentage of the “principal back” Total Withdrawal Base. The “principal back” Total Withdrawal Base on the rider date is the policy value. After the rider date, the “principal back” Total Withdrawal Base is equal to: the “principal back” Total Withdrawal Base on the rider date; plus subsequent premium payments; less subsequent “principal back” adjusted partial withdrawals.

Maximum Total Income LinkSM Rider and Retirement Income MaxSM Rider Fees: After the first rider anniversary, the base benefit rider fees can increase when there is an automatic step-up. The Withdrawal Base on the rider date is the policy value. This fee total reflects the maximum fee increase resulting from an automatic step-up of the Withdrawal Base while the rider is in effect.

Retirement Income ChoiceSM 1.6 Rider - base benefit: The fee is a percentage of the Withdrawal Base. The Withdrawal Base on the rider date is the policy value. During any rider year, the Withdrawal Base is equal to the Withdrawal Base on the rider date or most recent rider anniversary; plus subsequent premium payments, less subsequent Withdrawal Base adjustments.

Retirement Income ChoiceSM 1.6 Rider - Additional Benefits (Single Life and Joint Life Options): You may elect the Retirement Income ChoiceSM 1.6 Rider with the following option - Death Benefit. The charge for this option is a percentage of the Withdrawal Base and is in addition to the base benefit fee.

Maximum Total Retirement Income ChoiceSM 1.6 Rider Fees with Highest Combination of Benefits: After the fifth rider anniversary, the base benefit rider fees can increase when there is an automatic step-up. These fee totals reflect the maximum fee increase resulting from an automatic step-up of the Withdrawal Base while the rider is in effect.

Maximum Total Retirement Income ChoiceSM 1.6 Rider Fees (Single Life) with Highest Combination of Benefits: This reflects the Base Benefit Designated Allocation Group A (Maximum) plus the Death Benefit (Single Life Option).

Current Total Retirement Income ChoiceSM 1.6 Rider Fees (Single Life) with Highest Combination of Benefits: This reflects the Base Benefit Designated Allocation Group A (Current) plus the Death Benefit (Single Life Option).

Optional Guaranteed Lifetime Withdrawal Benefit Rider Fees - No Longer Available

5 for LifeSM Rider, 5 for LifeSM with Growth Rider and Income SelectSM for Life Rider - base benefit: The annual fee is a percentage of the Withdrawal Base. The Withdrawal Base on the rider date is the policy value (less any premium enhancement, if the rider is added in the first policy year). During any rider year, the Withdrawal Base is equal to the Withdrawal Base on the rider date or most recent rider anniversary, plus subsequent premium payments, less subsequent Withdrawal Base adjustments. The Withdrawal Base may be referred to as “Total Withdrawal Base” in your policy statement and other documents.

Income SelectSM for Life Rider - Additional Benefits (Single Life and Joint Life Options): If you elected the Income SelectSM for Life Rider with one or more of the following options - Growth Option, Additional Death Payment Option and Joint Life Option. The charge for each of these options is a percentage of the withdrawal base and is in addition to the Income SelectSM for Life Rider base benefit fee.

Retirement Income ChoiceSM Rider, Retirement Income ChoiceSM with Double Withdrawal Base Benefit Rider, Retirement Income ChoiceSM 1.4 Rider and Retirement Income ChoiceSM 1.2 Rider - base benefit: The fee is a percentage of the Withdrawal Base. The Withdrawal Base on the rider date is the policy value. During any rider year, the Withdrawal Base is equal to the Withdrawal Base on the rider date or most recent rider anniversary; plus subsequent premium payments, less subsequent Withdrawal Base adjustments.

Retirement Income ChoiceSM Rider, Retirement Income ChoiceSM with Double Withdrawal Benefit Rider, Retirement Income ChoiceSM 1.4 Rider and Retirement Income ChoiceSM 1.2 Rider - Additional Benefits (Single Life and Joint Life Options): If you elected the Retirement Income ChoiceSM Rider, Retirement Income ChoiceSM with Double Withdrawal Benefit Rider, Retirement Income ChoiceSM 1.4 Rider or Retirement Income ChoiceSM 1.2 Rider with the following option - Death Benefit. The charge for this option is a percentage of the Withdrawal Base and is in addition to the base benefit fee.

Maximum Total Retirement Income ChoiceSM 1.4 and Retirement Income ChoiceSM 1.2 Rider Fees with Highest Combination of Benefits: After the fifth rider anniversary, the base benefit rider fees can increase when there is an automatic step-up. These fee totals reflect the maximum fee increase resulting from an automatic step-up of the Withdrawal Base while the rider is in effect.

Maximum Total Retirement Income ChoiceSM 1.4 and Retirement Income ChoiceSM 1.2 Rider Fees (Single Life) with Highest Combination of Benefits: This reflects the Base Benefit Designated Allocation Group A (Maximum) and the Death Benefit (Single Life Option).

Current Total Retirement Income ChoiceSM 1.4 and Retirement Income ChoiceSM 1.2 Rider Fees (Single Life) with Highest Combination of Benefits: This reflects the Base Benefit Designated Allocation Group A (Current) and the Death Benefit (Single Life Option).

Total Portfolio Annual Operating Expenses:

Total Portfolio Annual Operating Expenses: The fee table information relating to the underlying fund portfolios was provided to the Company by the underlying fund portfolios, their investment advisers or managers, and the Company has not and cannot independently verify the accuracy or completeness of such information. Actual future expenses of the portfolios may be greater or less than those shown in the Table. “Gross” expense figures do not reflect any fee waivers or expense reimbursements. Actual expenses may have been lower than those shown in the Table.

Expense Examples:

Expense Examples: The Example does not reflect transfer fees. Different fees and expenses not reflected in the Example may be assessed during the income phase of the policy.

THE ANNUITY POLICY

This prospectus describes the Transamerica LibertySM NY Variable Annuity policy offered by the Company. This prospectus generally describes policies issued on or after the date of this prospectus. Policies issued before that date may have different features (such as different death benefits or annuity payment options) and different charges.

An annuity is a contract between you, the owner, and an insurance company (in this case the Company), where the insurance company promises to pay you an income in the form of annuity payments. These payments begin on a designated date, referred to as the annuity commencement date. Until the annuity commencement date, your annuity is in the accumulation phase and the earnings (if any) are tax deferred. Tax deferral means you generally are not taxed until you take money out of your annuity. After you annuitize, your annuity switches to the income phase.

The policy is a flexible premium deferred variable annuity. You can use the policy to accumulate funds for retirement or other long-term financial planning purposes. Your individual investment and your rights are determined primarily by your own policy.

The policy is a “flexible premium” annuity because after you purchase it, you can generally make additional investments of $50 or more until the annuity commencement date. You are not required to make any additional investments.

The policy is a “variable” annuity because the value of your investments can go up or down based on the performance of your investment choices. If you invest in the separate account, the amount of money you are able to accumulate in your policy during the accumulation phase depends upon the performance of your investment choices. You could lose the amount you allocate to the separate account. The amount of annuity payments you receive during the income phase from the separate account also depends upon the investment performance of your investment choices for the income phase.

The policy also contains a fixed account. The fixed account offers interest at rates that we guarantee will not decrease during the selected guaranteed period. There may be different interest rates for each different guaranteed period that you select.

Do not purchase this policy if you plan to use it, or any of its riders, for resale, speculation, arbitrage, viatication, or any other type of collective investment scheme. Your contract is not intended or designed to be traded on any stock exchange or secondary market. By purchasing this contract, you represent and warrant that you are not using the contract, or any of its riders for resale, speculation, arbitrage, viatication, or any other type of collective investment scheme.

PURCHASE

Policy Issue Requirements

The Company will not issue a policy unless:

•	the Company receives in good order (See OTHER INFORMATION - Sending Forms and Transaction Requests in Good Order) all information needed to issue the policy;
•	the Company receives in good order (at our Administrative Office) a minimum initial premium payment; and
•	the annuitant, owner, and any joint owner are age 85 or younger (the limit may be lower for qualified policies).

We reserve the right to reject any application or premium payment.

Premium Payments

You should make checks for premium payments payable only to Transamerica Financial Life Insurance Company and send them to the Administrative Office. Your check must be honored in order for us to pay any associated payments and benefits due under the policy.

We do not accept cash. We reserve the right to not accept third party checks. A third party check is a check that is made payable to one person who endorses it and offers it as payment to a second person. Checks should normally be payable to Transamerica Financial Life Insurance Company, however, in some circumstances, at our discretion we may accept third party checks that are from a rollover or transfer from other financial institutions. Any third party checks not accepted by our company will be returned.

We reserve the right to reject or accept any form of payment. Any unacceptable forms of payment will be returned.

Initial Premium Requirements

The initial premium payment for nonqualified policies must be at least $5,000, and at least $1,000 for qualified policies. You must obtain prior company approval to purchase a policy with an amount less than the stated minimum. There is generally no minimum initial premium payment for policies issued under section 403(b) of the Internal Revenue Code; however, your premium must be received within 90 days of the policy date or your policy will be canceled. We will credit your initial premium payment to your policy within two business days after the day we receive it and your complete policy information in good order. If we are unable to credit your initial premium payment, we will contact you within five business days and explain why. We will also return your initial premium payment at that time unless you let us keep it and credit it as soon as possible.

The date on which we credit your initial premium payment to your policy is generally the policy date. The policy date is used to determine policy years, policy months and policy anniversaries.

There may be delays in our receipt of applications that are outside of our control (for example, because of the failure of the selling broker/dealer or sales agent to forward the application to us promptly, or because of delays in determining whether the policy is suitable for you). Any such delays will affect when your policy can be issued and your premium allocated among your investment choices.

Additional Premium Payments

You are not required to make any additional premium payments. However, you can generally make additional premium payments as often as you like during the accumulation phase. Additional premium payments must be at least $50. We will credit additional premium payments to your policy as of the business day we receive your premium and required information in good order at our Administrative Office. Additional premium payments must be received before the close of a regular business session of the New York Stock Exchange (usually 4:00 p.m. Eastern time) to get same-day pricing of the additional premium payment.

Maximum Total Premium Payments

For issue ages 0-80, we reserve the right to reject cumulative premium payments over $1,000,000 (this includes subsequent premium payments) for policies with the same owner or same annuitant issued by us or an affiliate. For issue ages over 80, we reserve the right to reject cumulative premium payments over $500,000 (this includes subsequent premium payments) for policies with the same owner or same annuitant issued by us or an affiliate.

Allocation of Premium Payments

When you purchase a policy, we will allocate your premium payment to the investment choices you select. Your allocation must be in whole percentages and must total 100%. We will allocate additional premium payments the same way, unless you request a different allocation.

If you allocate premium payments to the Dollar Cost Averaging program, you must give us instructions regarding the subaccount(s) to which transfers are to be made or we cannot accept your premium payment.

You may change allocations for future additional premium payments by sending written instructions to our Administrative Office. The allocation change will apply to premium payments received on or after the date we receive the change request in good order.

You could lose the amount you allocate to the variable subaccounts.

The Company reserves the right to restrict or refuse any premium payment.

Policy Value

You should expect your policy value to change from valuation period to valuation period. A valuation period begins at the close of regular trading on the New York Stock Exchange on each business day and ends at the close of regular trading on the next succeeding business day. A business day is each day that the New York Stock Exchange is open. The New York Stock Exchange generally closes at 4:00 p.m., Eastern time. Holidays are generally not business days.

INVESTMENT CHOICES

The Transamerica LibertySM NY Variable Annuity offers you a means of investing in various underlying fund portfolios offered by different investment companies (by investing in the corresponding subaccounts). The companies that provide investment advice and administrative services for the underlying fund portfolios offered through this Policy are listed in the “Appendix - Portfolios Associated with the Subaccounts”.

The general public may not purchase shares of any of these underlying fund portfolios. The names and investment objectives and policies may be similar to other portfolios managed by the same investment advisor or manager that are sold directly to the public. You should not expect the investment results of the underlying fund portfolios to be the same as those of other portfolios.

More detailed information, including an explanation of the portfolios’ fees and investment objectives, may be found in the current prospectuses for the underlying fund portfolios, which accompany this prospectus. You should read the prospectuses for the underlying fund portfolios carefully before you invest.

Note: If you received a summary prospectus for any of the portfolios listed in “Appendix - Portfolios Associated with the Subaccounts”, please follow the instructions on the first page of the summary prospectus to obtain a copy of the full fund prospectus.

Selection of Underlying Portfolios

The underlying fund portfolios offered through this product are selected by the Company, and the Company may consider various factors, including, but not limited to, asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund portfolio or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates. For additional information about these arrangements, see “Revenue We Receive.” We review the portfolios periodically and may remove a portfolio, or limit its availability to new premiums and/or transfers of cash value if we determine that a portfolio no longer satisfies one or more of the selection criteria, and/or if the portfolio has not attracted significant allocations from owners. We have included the Transamerica Series Trust (“TST”) underlying fund portfolios at least in part because they are managed by one of our affiliates, Transamerica Asset Management, Inc. (“TAM”).

We have developed this variable annuity product in cooperation with one or more distributors, and have included certain underlying fund portfolios based on their recommendations; their selection criteria may differ from our selection criteria.

You are responsible for choosing the subaccounts which invest in the underlying fund portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because investment risk is borne by you, decisions regarding investment allocations should be carefully considered.

In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the underlying fund portfolios that are available to you, including each underlying fund portfolio’s prospectus, statement of additional information and annual and semi-annual reports. Other sources such as the Fund’s website provide more current information, including information about any regulatory actions or investigations relating to a Fund or underlying fund portfolio. After you select underlying fund portfolios for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in the cash value of your policy resulting from the performance of the underlying fund portfolios you have chosen.

We do not recommend or endorse any particular underlying fund portfolio and we do not provide investment advice.

We do not guarantee that any of the subaccounts will always be available for premium payments, allocations, or transfers. We reserve the right, subject to compliance with applicable law, to make certain changes to the separate account and its investments. We reserve the right to add new portfolios (or portfolio classes), close existing portfolios (or portfolio classes), or substitute portfolio shares that are held by any subaccount for shares of a different portfolio. We will not add, delete or substitute any underlying fund portfolio shares attributable to your interest in a subaccount without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law.

We reserve the right to limit the number of subaccounts you are invested in at any one time.

Addition, Deletion, or Substitution of Investments

The Company cannot and does not guarantee that any of the subaccounts will always be available for premium payments, allocations, or transfers. The Company retains the right, subject to any applicable law, to make certain changes in the separate account and its investments. The Company reserves the right to eliminate the shares of any portfolio held by a subaccount and to substitute shares of another portfolio of the underlying fund portfolios, or of another registered open-end management investment company for the shares of any portfolio, if the shares of the portfolio are no longer available for investment or if, in the Company’s judgment, investment in any portfolio would be inappropriate in view of the purposes of the separate account. To the extent required by the 1940 Act, as amended, substitutions of shares attributable to your interest in a subaccount will not be made without prior notice to you and the prior approval of the Securities and Exchange Commission (“SEC”). Nothing contained herein shall prevent the separate account from purchasing other securities for other series or classes of variable annuity policies, or from affecting an exchange between series or classes of variable annuity policies on the basis of your requests.

New subaccounts may be established when, in the sole discretion of the Company, marketing, tax, investment or other conditions warrant. Any new subaccounts may be made available to existing owners on a basis to be determined by the Company. Each additional subaccount will purchase shares in a mutual fund portfolio, or other investment vehicle. The Company may also eliminate one or more subaccounts if, in its sole discretion, marketing, tax, investment or other conditions warrant such change. In the event any subaccount is eliminated, the Company will notify you and request a reallocation of the amounts invested in the eliminated subaccount.

Similarly, the Company may, at its discretion, close a subaccount to new investment. Any subsequent premium payments, asset rebalance programs or dollar cost averaging transactions into a closed subaccount will be re-allocated to the remaining available investment choices according to the investment allocation instructions you previously provided. Under asset rebalance programs the value remaining in the closed fund will be excluded from any future rebalancing. The value of the closed fund will continue to fluctuate due to portfolio performance, and may exceed the original rebalance percentages you requested. As you consider your overall investment strategy within your annuity, you should also consider whether or not to re-allocate the value remaining in the closed fund to another investment choice. If you decide to re-allocate the value of the closed fund, you will need to provide us with instructions to achieve your goal.

If you allocate premium to a subaccount that is closed to new investment, we will require new instructions. If we do not receive new instructions, the requested transaction will be canceled and the premium will be returned.

In the event of any such substitution or change, the Company may, by appropriate endorsement, make such changes in the policies as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the policies, the separate account may be (1) operated as a management company under the 1940 Act or any other form permitted by law, (2) deregistered under the 1940 Act in the event such registration is no longer required or (3) combined with one or more other separate accounts. To the extent permitted by applicable law, the Company also may (1) transfer the assets of the separate account associated with the policies to another account or accounts, (2) restrict or eliminate any voting rights of owners or other persons who have voting rights as to the separate account, (3) create new separate accounts, (4) add new subaccounts to or remove existing subaccounts from the separate account, or combine subaccounts, or (5)  add new underlying fund portfolios, or substitute a new fund for an existing fund.

The Fixed Account

Premium payments allocated and amounts transferred to the fixed account become part of the Company’s general account. Interests in the general account have not been registered under the Securities Act of 1933 (the “1933 Act”), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts. Disclosures relating to interests in the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy of statements made in a registration statement.

While we do not guarantee that the fixed account will always be available for investment, we do guarantee that the interest credited to the fixed account will not be less than the guaranteed minimum effective annual interest rate shown on your policy (the “guaranteed minimum”). We determine credited rates, which are guaranteed for at least one year, in our sole discretion. You bear the risk that we will not credit interest greater than the guaranteed minimum. At the end of the guaranteed period option you selected, the value in that guaranteed period option will automatically be transferred into a new guaranteed period option of the same length (or the next shorter period if the same period is no longer offered) at the current interest rate for that period. You can transfer to another investment choice by giving us notice within 30 days before the end of the expiring guaranteed period.

We also guarantee that upon full surrender your cash value attributable to the fixed account will not be less than the amount required by the applicable non-forfeiture law at the time the policy is issued.

If you select the fixed account, your money will be placed with the Company’s other general assets. The amount of money you are able to accumulate in the fixed account during the accumulation phase depends upon the total interest credited. The amount of each annuity payment you receive during the income phase from the fixed portion of your policy will remain level for the entire income phase. The interest credited as well as principal invested in the fixed account is based on the claims-paying ability of Transamerica.

We reserve the right to refuse any premium payment or transfer to the fixed account.

Transfers

During the accumulation phase, you may make transfers to or from any investment choice within certain limitations.

Transfers out of a guaranteed period option of the fixed account are limited to the following:

•	Transfers at the end of a guaranteed period.
•	Transfers of amounts equal to interest credited. This may affect your overall interest-crediting rate, because transfers are deemed to come from the oldest premium payment first.

Each transfer must be at least $500, or the entire subaccount value. Transfers of interest from a guaranteed period option of the fixed account must be at least $50. If less than $500 remains as a result of the transfer, then we reserve the right to include that amount in the transfer. Transfer requests must be received in good order while the New York Stock Exchange is open for regular trading to get same-day pricing of the transaction. See OTHER INFORMATION - Sending Forms and Transaction Requests in Good Order.

The number of transfers permitted may be limited and a $10 charge for each transfer in excess of 12 in any policy year may apply. We reserve the right to prohibit transfers to the fixed account.

During the income phase, you may transfer values out of any subaccount; however, you cannot transfer values out of the fixed account. The minimum amount that can be transferred during this phase is the lesser of $10 of monthly income, or the entire monthly income of the annuity units in the subaccount from which the transfer is being made.

Market Timing and Disruptive Trading

Statement of Policy. This variable insurance product was not designed for the use of market timers or frequent or disruptive traders. (Frequent transfers are considered to be disruptive.) Such transfers may be harmful to the underlying fund portfolios and increase transaction costs.

Market timing and disruptive trading among the subaccounts or between the subaccounts and the fixed account can cause risks with adverse effects for other policy owners (and beneficiaries and underlying fund portfolios). These risks and harmful effects include:

(1)	dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);
(2)	an adverse effect on portfolio management, such as:
(a)	impeding a portfolio manager’s ability to sustain an investment objective;
(b)	causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or
(c)	causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and
(3)	increased brokerage and administrative expenses.

These costs are borne by all policy owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the corresponding underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or potentially disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine you are engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other policy owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the payment or transfer, or series of transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. Because determining whether to impose any such special restrictions depends on our judgment and discretion, it is possible that some policy owners could engage in disruptive trading that is not permitted for others. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some policy owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected.

In addition, transfers for multiple policies invested in the Transamerica Series Trust underlying fund portfolios which are submitted together may be disruptive at certain levels. At the present time, such aggregated transactions likely will not cause disruption if less than one million dollars total is being transferred with respect to any one underlying fund portfolio

(a smaller amount may apply to smaller portfolios). Please note that transfers of less than one million dollars may be disruptive in some circumstances and this general amount may change quickly.

For policies with Portfolio Allocation Method or Open Allocation Method, the effect of transfers pursuant thereto may be considered disruptive for certain underlying fund portfolios. As a result, policy owners using Portfolio Allocation Method or Open Allocation Method may have to change their selected underlying fund portfolios.

Please note: If you engage a third party investment advisor for asset allocation services, then you may be subject to these transfer restrictions because of the actions of your investment advisor in providing these services.

In addition to our internal policies and procedures, we will administer your variable insurance product to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers; or
•

expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or

•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur with a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policy owners (or those acting on their behalf ) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment choices available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such policy owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other policy owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment choices under the variable insurance product. In addition, we may not honor transfer requests if any variable investment choice that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for less than a certain period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Policy owners should be aware that we may not have the contractual ability or the operational capacity to monitor policy owners’ transfer requests and apply the frequent trading policies and procedures of the respective underlying funds that would be affected by the transfers. Accordingly, policy owners and other persons who have material rights under our variable insurance products should assume that any protection they may have against potential harm from market timing and disruptive trading is the protection, if any, provided by the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading in certain subaccounts.

Policy owners should be aware that we are required to provide to an underlying fund portfolio or its designee, promptly upon request, certain information about the trading activity of individual policy owners, and to restrict or prohibit further purchases or transfers by specific policy owners identified by an underlying fund portfolio as violating the frequent trading policies established for the portfolio.

Omnibus Orders. Policy owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment choices correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

EXPENSES

Note: The following section on expenses and the ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES only apply to policies issued on or after the date of this prospectus.

There are charges and expenses associated with your policy that reduce the return on your investment in the policy.

Surrender Charges

During the accumulation phase, you can surrender part or all of the cash value (restrictions may apply to qualified policies). We may apply a surrender charge to compensate us for expenses relating to sales, including commissions to registered representatives and other promotional expenses.

You can surrender up to the greater of (i) 10% of your premium payments or (ii) any gains in the policy each year free of surrender charges. This amount is referred to as the free amount and is determined at the time of surrender. (The free amount is not cumulative, so not surrendering anything in one year does not increase the surrender charge free amount in subsequent years.) If the surrender is in excess of this free amount, you might have to pay a surrender charge, which is a contingent deferred sales charge, on the excess amount.

The following schedule shows the surrender charges that apply during the four years following payment of each premium payment:

Number of Years	Surrender Charge
Since Premium	(as a percentage of
Payment Date	premium surrendered)
0 - 1	8%
1 - 2	8%
2 - 3	7%
3 - 4	6%
more than 4	0%

For example, assume your premium is $100,000 and your policy value is $106,000 at the beginning of the second policy year and you surrender $30,000. Since that amount is more than your free amount ($10,000), you would pay a surrender charge of $1600 on the remaining $20,000 [8% of ($30,000 - $10,000)].

Likewise, assume your policy value is $80,000 (premium payments $100,000) at the beginning of the second policy year and you surrender your policy. You would pay a surrender charge of $7,200 [8% of ($100,000 - ($100,000 x 10%))].

You can generally choose to receive the full amount of a requested partial surrender by directing us to deduct any applicable surrender charge from your remaining policy value. You receive your cash value upon full surrender.

For surrender charge purposes, earnings are considered to be surrendered first, then the oldest premium is considered to be surrendered next.

Surrender charges are waived if you surrender money under the Nursing Care and Terminal Condition Withdrawal Option.

Keep in mind that surrenders may be taxable and, if made before age 59 1/2, may be subject to a 10% federal penalty tax. For tax purposes, surrenders from nonqualified policies are considered to come from taxable earnings first.

Mortality and Expense Risk Fees

We charge a fee as compensation for bearing certain mortality and expense risks under the policy. This fee is assessed daily based on the net asset value of each subaccount. Examples of such risks include a guarantee of annuity rates, the death benefit, certain expenses of the policy (including distribution related expenses), and assuming the risk that the current charges will be insufficient in the future to cover costs of selling, distributing and administering the policy.

During the accumulation phase:

•	For the Return of Premium Death Benefit, the daily mortality and expense risk fee is at an annual rate of 1.50%.
•	For the Annual Step-Up Death Benefit, the daily mortality and expense risk fee is at an annual rate of 1.70%.

During the income phase, the mortality and expense risk fee is at an annual rate of 1.10%.

If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profit for any proper purpose, including distribution expenses.

Premium Taxes

Some states assess premium taxes on the premium payments you make. We currently do not deduct for these taxes at the time you make a premium payment. However, we will deduct the total amount of premium taxes, if any, from the policy value when:

•	you begin receiving annuity payments;
•	you surrender the policy; or
•	a death benefit is paid.

Federal, State and Local Taxes

We may in the future deduct charges from the policy for any taxes we incur because of the policy. However, no deductions are being made at the present time.

Special Service Fees

We will deduct a charge for special services, such as overnight delivery, up to $25 per service provided.

Transfer Fee

You are generally allowed to make 12 free transfers per policy year before the annuity commencement date. If you make more than 12 transfers per policy year, we reserve the right to charge $10 for each additional transfer. Premium payments, Asset Rebalancing, and Dollar Cost Averaging transfers do not count as one of your free transfers. All transfer requests made at the same time are treated as a single transfer.

Service Charge

During the accumulation phase, an annual service charge of $35 (but not more than 2% of the policy value) is charge on each policy anniversary and at surrender. The service charge is waived if your policy value or the sum of your premiums, less all partial surrenders, is at least $50,000.

Administrative Charges

We deduct a daily administrative charge to cover the costs of supporting and administering the policy (including certain distribution-related expenses). This charge is equal to an annual rate of 0.15% of the daily net asset value of each subaccount during both the accumulation phase and the income phase.

Fund Facilitation Fee

We charge a fund facilitation fee in order to make certain funds available as investment choices under the policies. We apply the fee to funds that do not provide us with the amount of revenue we require in order for us to meet our expenses and revenue targets. This fee is assessed daily based on the net asset value of subaccounts that we specify. The fund facilitation fee, expressed as an annual rate is:

•	0.30% if you choose the American Funds - Asset Allocation Fund - Class 2
•	0.30% if you choose the American Funds - Bond Fund - Class 2
•	0.30% if you choose the American Funds - Growth Fund - Class 2
•	0.30% if you choose the American Funds - Growth-Income Fund - Class 2
•	0.30% if you choose the American Funds - International Fund - Class 2
•	0.20% if you choose the AllianceBernstein Balanced Wealth Strategy Portfolio - Class B
•	0.20% if you choose the GE Investments Total Return Fund - Class 3
•	0.15% if you choose the Franklin Templeton VIP Founding Funds Allocation Fund - Class 4
•	0.10 % if you choose the TA BlackRock Global Allocation - Service Class

Living Benefits Rider

If you elect the Living Benefits Rider, there is an annual rider fee of 0.90% of the “principal back” total withdrawal base on each rider anniversary before annuitization. We will also deduct the rider fee upon full surrender of the policy or other termination of the rider. The rider fee is deducted from each investment choice in proportion to the amount of policy value in each investment choice. Generally, the rider fee is deducted even if your policy value exceeds your total withdrawal base.

We will continue to calculate the rider fee using the “principal back” total withdrawal base even after the “principal back” minimum remaining withdrawal amount reaches zero. The “principal back” total withdrawal base is always greater than or equal to the “for life” total withdrawal base.

Income LinkSM Rider Fee

If you elect the Income LinkSM rider, there is an annual rider fee which is currently 0.90% of the withdrawal base which is charged quarterly during the accumulation phase.

We will also deduct the rider fee pro rata upon full surrender of the policy or other termination of the rider. The rider fee is deducted from each investment choice in proportion to the amount of policy value in each investment choice.

Retirement Income MaxSM Rider Fees

If you elect the Retirement Income MaxSM rider, there is an annual rider fee which is currently 1.25% (1.00% for riders issued prior to December 12, 2011) on an annual basis of the withdrawal base which is charged quarterly during the accumulation phase. We will also deduct the rider fee pro rata upon full surrender of the policy or other termination of the rider. The rider fee(s) is deducted from each investment choice in proportion to the amount of policy value in each investment choice. The rider fee may increase due to an automatic step-up but will not exceed the maximum rider fee percentage in the fee table.

Retirement Income ChoiceSM 1.6 Rider Fees

If you elect the Retirement Income ChoiceSM 1.6 rider, then the rider fee, which is charged quarterly before annuitization, is 1.55%, 1.10% and 0.70% (on an annual basis) of the withdrawal base for allocating 100% of your policy value in Designated Allocation Group A, Designated Allocation Group B, or Designated Allocation Group C, respectively. If you elect a combination of designated investment options among various classes, then your fee will be based on a weighted average of your choices. If you elect options with the Retirement Income ChoiceSM 1.6 rider, then for each option you elect, you will be charged a fee that is a percentage of the withdrawal base on each rider quarter before annuitization, and is in addition to the rider fee for the base benefit. The additional fees, on an annual basis, are as follows:

Options	Single Life Option	Joint Life Option
Death Benefit	0.40%	0.35%

We will also deduct any rider fee pro rata upon full surrender of the policy or other termination of the rider. The rider fee(s) is deducted from each investment choice in proportion to the amount of policy value in each investment choice. The rider fee percentage may increase due to an automatic step-up but will not exceed the maximum rider fee percentage in the fee table.

Portfolio Fees and Expenses

The value of the assets in each subaccount will reflect the fees and expenses paid by the underlying fund portfolios. The lowest and highest fund expenses for the previous calendar year are found in the ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES section of this prospectus. See the prospectuses for the underlying fund portfolios for more information.

Reduced Fees and Charges

We may at our discretion, reduce or eliminate certain fees and charges for certain policies (including employer-sponsored savings plans) which may result in decreased costs and expenses.

Revenue We Receive

This prospectus describes generally the payments that we (and/or our affiliates) may directly or indirectly receive from the underlying fund portfolios, their advisers, subadvisers, distributors or affiliates thereof, in connection with certain administrative, marketing and other support services we (and/or our affiliates) provide and expenses we incur in offering and selling our variable insurance products. These arrangements are sometimes referred to as “revenue sharing” arrangements and are described further below. While only certain of the types of payments described below may be made in connection with your particular policy, all such payments may nonetheless influence or impact actions we (and/or our affiliates) take, and recommendations we (and our affiliates) make, regarding each of the variable insurance products that we (and our affiliates) offer, including your policy.

We (and/or our affiliates) may receive some or all of the following types of payments:

• Rule 12b-1 Fees. We and/or our affiliate, Transamerica Capital, Inc. (“TCI”) who is the principal underwriter for the policies, indirectly receive 12b-1 fees from the funds available as investment choices under our variable insurance products. Any 12b-1 fees received by TCI that are attributable to our variable insurance products are then credited to us. These fees range from 0.00% to 0.45% of the average daily assets of the certain underlying fund portfolios attributable to the policies and to certain other variable insurance products that we and our affiliates issue.

• Administrative, Marketing and Support Service Fees (“Support Fees”). As noted above, an investment adviser, subadviser, administrator and/or distributor (or affiliates thereof ) of the underlying fund portfolios may make payments to us and/or our affiliates, including TCI. These payments may be derived, in whole or in part, from the profits the investment adviser or subadviser realized on the advisory fee deducted from underlying fund portfolio assets. Policy owners, through their indirect investment in the underlying fund portfolios, bear the costs of these advisory fees (see the prospectuses for the underlying funds for more information). The amount of the payments we (or our affiliates) receive is generally based on a percentage of the assets of the particular underlying fund portfolios attributable to the policy and to certain other variable insurance products that our affiliates and we issue. These percentages differ and the amounts may be significant. Some advisers or sub-advisers (or other affiliates) pay us more than others.

The following chart provides the maximum combined percentages of 12b-1 fees and Support Fees that we anticipate will be paid to us on an annual basis. Please Note: Some of the underlying funds listed in the chart below may not currently be available under your policy:

Incoming Payments to the Company and/or TCI
Fund	Maximum Fee % of assets
TRANSAMERICA SERIES TRUST	0.25%
AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	0.50%
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.	0.45%
AMERICAN FUNDS INSURANCE SERIES® TRUST	0.25%
FIDELITY® VARIABLE INSURANCE PRODUCTS FUND	0.39%
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST	0.50%
GE INVESTMENTS FUNDS, INC.	0.45%
JANUS ASPEN SERIES	0.35%
MFS® VARIABLE INSURANCE TRUST	0.45%

NOTES TO INCOMING PAYMENTS TABLE:

Maximum Fee % of assets: Payments are based on a percentage of the average assets of each underlying fund portfolio owned by the subaccounts available under this policy and under certain other variable insurance products offered by our affiliates and us. We and/or TCI may continue to receive 12b-1 fees and administrative fees on subaccounts that are closed to new investments, depending on the terms of the agreements supporting those payments and on the services provided.

TST: Because TST is managed by TAM, an affiliate of ours, there are additional benefits to us and our affiliates for amounts you allocate to the TST underlying fund portfolios, in terms of our and our affiliates’ overall profitability. These additional benefits may be significant. Payments or other benefits may be received from TAM. Such payments or benefits may be entered into for a variety of purposes, such as to allocate resources to us to provide administrative services to the policyholders who invest in the TST underlying fund portfolios. These payments or benefits may take the form of internal credits, recognition, or cash payments. A variety of financial and accounting methods may be used to allocate resources and profits to us. Additionally, if a TST portfolio is subadvised by an entity that is affiliated with us, we may retain more revenue than on those TST portfolios that are subadvised by non-affiliated entities. During 2012 we received $4,093,985.92 in benefits from TAM pursuant to these arrangements. This includes the 0.25% amount in the above chart. We anticipate receiving comparable amounts in the future.

Fidelity® Variable Insurance Products Fund: We receive this percentage once $100 million in fund shares are held by the subaccounts of the Company and its affiliates.

Other Payments. TCI also serves as the wholesale distributor for the policies, and in that capacity directly or indirectly receives additional amounts or different percentages of assets under management from certain advisers and subadvisers to the underlying fund portfolios (or their affiliates) with regard to variable insurance products and/or mutual funds that are issued by us and our affiliates. These amounts may be derived, in whole or in part, from the profits the investment adviser or subadviser receives from the advisory fee deducted from underlying fund portfolio assets. Policy owners, through their indirect investment in the underlying fund portfolios, bear the costs of these advisory fees. Certain advisers and subadvisers of the underlying fund portfolios (or their affiliates):

•

may each directly or indirectly pay TCI amounts up to $75,000 per year to participate in a “preferred sponsor” program that provides such advisers and subadvisers with access to TCI’s wholesalers at TCI’s national and regional sales conferences as well as internal and external meetings and events that are attended by TCI’s wholesalers and/or other TCI employees.

•	may provide our affiliates and/or selling firms with wholesaling services to assist us in the distribution of the policies.
•

may provide us and/or certain affiliates and/or selling firms with occasional gifts, meals, tickets or other compensation as an incentive to market the underlying fund portfolios and to assist with their promotional efforts. The amounts may be significant and these arrangements provide the adviser or subadviser (or other affiliates) with increased access to us and to our affiliates involved in the distribution of the policies.

For the calendar year ended December 31, 2012, TCI or its affiliates received total revenue sharing payments in the amount of $4,254,521.64 from the following Fund managers and/or subadvisers to participate in TCI’s events: AEGON USA Investment Management • Alliance Bernstein Investments • American Funds • BlackRock Investment Management, LLC. • Fidelity Investments • Franklin Templeton Investments • GE Asset Management • Hanlon Investment Management Inc. • ING Clarion Real Estate Securities • Invesco AIM • Janus Capital • Jennison Associates • Legg Mason Capital Management • Logan Circle Investment Partners • Madison Asset Management • Morgan Stanley Investment Management • Natixis Global Asset Management • Oppenheimer Funds • Pacific Investment Management Company • Wellington Management Company.

Please note some of the aforementioned managers and/or subadvisers may not be associated with underlying fund portfolios currently available in this product.

Proceeds from certain of these payments by the underlying fund portfolios, the advisers, the subadvisers and/or their affiliates may be used for any corporate purpose, including payment of expenses (1) that we and our affiliates incur in promoting, marketing, and administering the policy, and (2) that we incur, in our role as intermediary, in promoting, marketing, and administering the underlying fund portfolios. We and our affiliates may profit from these payments.

For further details about the compensation payments we make in connection with the sale of the policies, see OTHER INFORMATION - Distribution of the Policies in this prospectus.

ACCESS TO YOUR MONEY

During the accumulation phase, you can have access to the money in your policy in the following ways:

•	by making a surrender (either a full or partial surrender); or
•	by taking systematic payouts (See ADDITIONAL FEATURES - Systematic Payout Option for more details).

Surrenders

If you take a full surrender, you will receive your cash value.

If you want to take a partial surrender, in most cases it must be for at least $500. Unless you tell us otherwise, we will take the surrender from each of the investment choices in proportion to the policy value.

You may elect to take up to the free amount once each policy year without incurring a surrender charge. Remember that any surrender you take will reduce the policy value, and the amount of the death benefit. See DEATH BENEFIT, for more details. A partial surrender also may have a negative impact on certain other benefits and guarantees of your policy.

Surrenders from qualified policies may be restricted or prohibited.

Surrenders may be subject to a surrender charge. Income taxes, federal tax penalties and certain restrictions may apply to any surrenders you make.

During the income phase, you will receive annuity payments under the annuity payment option you select; however, you generally may not take any other surrenders, either full or partial.

If your policy was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders, loans or transfers you request comply with applicable tax requirements and to decline requests that are not in compliance. We will defer such payments you request until all information required under the tax law has been received. By requesting a surrender, loan or transfer, you consent to the sharing of confidential information about you, the policy, and transactions under the policy and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or record keeper, and other product providers.

During the income phase, you will receive annuity payments under the annuity payment option you select; however, you generally may not take any other surrenders, either full or partial.

Delay of Payment and Transfers

Payment of any amount due from the separate account for a surrender, a death benefit, or the death of the owner of a nonqualified policy, will generally occur within seven days from the date we receive in good order all required information at our Administrative Office. We may defer such payment from the separate account if:

•	the New York Stock Exchange is closed other than for usual weekends or holidays or trading on the Exchange is otherwise restricted;
•	an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or
•	the SEC permits a delay for the protection of owners.

Transfers of amounts from the subaccounts also may be deferred under these circumstances. In addition, if, pursuant to SEC rules, the Transamerica AEGON Money Market VP portfolio suspends payment of redemption proceeds in connection with a liquidation of the portfolio, then we may delay payment of any transfer, surrender (either full or partial), loan, or death benefit from the TA AEGON Money Market subaccount until the portfolio is liquidated.

Any payment or transfer request which is not in good order will cause a delay. See OTHER INFORMATION - Sending Forms and Transaction Requests in Good Order.

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require us to reject a premium payment and/or “freeze” a policy owner’s account. If these laws apply in a particular situation, we would not be allowed to pay any request for surrenders (either full or partial), or death benefits, make transfers, or continue making annuity payments absent instructions from the appropriate federal regulator. We may also be required to provide information about you and your policy to government agencies or departments.

Pursuant to the requirements of certain state laws, we reserve the right to defer payment of the cash value from the fixed account for up to six months. We may defer payment of any amount until your premium payment check has cleared your bank.

Signature Guarantee

As a protection against fraud, we require a signature guarantee (i.e., Medallion Signature Guarantee as required by us) for the following transaction requests:

•	Any surrenders over $250,000;
•	Certain surrenders on or within 15 days of an address change;
•	Any surrender request made on or within 15 days of an ownership change;
•

Any surrender when the Company has been directed to send proceeds to a different personal address from the address of record for that contract owner’s account. PLEASE NOTE: This requirement will not apply to requests made in connection with exchanges of one annuity for another with the same owner in a “tax-free exchange”;

•	Any surrender when the Company does not have an originating or guaranteed signature on file;
•	Any other transaction we require.

We may change the specific requirements listed above, or add signature guarantees in other circumstances, at our discretion if we deem it necessary or appropriate to help protect against fraud. For current requirements, please refer to the requirements listed on the appropriate form or call us at

(800)525-6205.

You can obtain a Medallion signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in a Medallion signature guarantee program. The best source of a Medallion signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business. A notary public cannot provide a Medallion signature guarantee. Notarization will not substitute for a Medallion signature guarantee.

ANNUITY PAYMENTS

(THE INCOME PHASE)

You can generally change the annuity commencement date by giving us 30 days notice with the new date or age. The latest annuity commencement date generally cannot be after the date specified in your policy unless a later date is agreed to by us. The earliest annuity commencement date is at least 30 days after you purchase your policy.

Before the annuity commencement date, if the annuitant is alive, you may choose an annuity payment option or change your election. If the annuitant dies before the annuity commencement date, the death benefit is payable in a lump sum or under one of the annuity payment options (unless the surviving spouse is eligible to and elects to continue the policy).

After the annuitant’s death, the beneficiary you designate at annuitization will receive any remaining guaranteed payments.

Annuity Payment Options

The policy provides several annuity payment options that are described below. You may choose any combination of annuity payment options. We will use your policy value to provide these annuity payments. If the policy value on the annuity commencement date is less than $2,000, we reserve the right to pay it in one lump sum in lieu of applying it under an annuity payment option. You can receive annuity payments monthly, quarterly, semi-annually, or annually. (We reserve the right to change the frequency if payments would be less than $50.)

In deciding on which annuity payment option to elect, you must decide if fixed or variable payments are better for you. If you choose to receive fixed payments, then the amount of each payment will be set on the annuity commencement date and will not change. You may, however, choose to receive variable payments. The dollar amount of the first variable payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the policy. The dollar amount of additional variable payments will vary based on the investment performance of the subaccount(s) you select. The dollar amount of each variable payment after the first may increase, decrease, or remain constant. If the actual investment performance (net of fees and expenses) exactly matched the assumed investment return of 5% at all times, the amount of each variable annuity payment would remain constant. If actual investment performance (net of fees and expenses) exceeds the assumed investment return, the amount of the variable annuity payments would increase. Conversely, if actual investment performance (net of fees and expenses) is lower than the assumed investment return, the amount of the variable annuity payments would decrease.

You must also decide if you want your annuity payments to be guaranteed for the annuitant’s lifetime, a period certain, or a combination thereof. Generally, payments will be lower if you combine a period certain, guaranteed amount, or liquidity with a lifetime guarantee (e.g., Life Income with 10 years Certain and Life with Guaranteed Return of Policy proceeds). Likewise, payments will also generally be lower the longer the period certain (because you are guaranteed payments for a longer time).

The annuity payment options are explained below. Some options are fixed only.

Income for a Specified Period (fixed only). We will make level payments only for a fixed period. No funds will remain at the end of the period. If your policy is a qualified policy, this payment option may not satisfy minimum required distribution rules. Consult a tax advisor before electing this option.

Income of a Specified Amount (fixed only). Payments are made for any specified amount until the amount applied to this option, with interest, is exhausted. This will be a series of level payments followed by a smaller final payment.

If your policy is a qualified policy, this payment option may not satisfy minimum required distribution rules. Consult a tax advisor before electing this option.

Life Income (not available for adjusted ages greater than 85 for the No Period Certain option). You may choose between:

•	No Period Certain (fixed or variable)-Payments will be made only during the annuitant’s lifetime. The last payment will be the payment immediately before the annuitant’s death.
•	10 Years Certain (fixed or variable)-Payments will be made for the longer of the annuitant’s lifetime or ten years.
•

Guaranteed Return of Policy Proceeds (fixed only)-Payments will be made for the longer of the annuitant’s lifetime or until the total dollar amount of payments we made to you equals the annuitized amount (i.e., the adjusted policy value).

Joint and Survivor Annuity (not available for adjusted ages greater than 85). You may choose:

•	No Period Certain (fixed or variable)-Payments are made during the joint lifetime of the annuitant and a joint annuitant of your selection. Payments will be made as long as either person is living.

Other annuity payment options may be arranged by agreement with the Company. Some annuity payment options may not be available for all policies or we may limit certain options to ensure they comply with the applicable tax law provisions.

NOTE CAREFULLY

IF:

•	you choose Life Income with No Period Certain or a Joint and Survivor Annuity with No Period Certain; and
•	the annuitant dies (or both joint annuitants die) before the due date of the second (third, fourth, etc.) annuity payment;

THEN:

•	we may make only one (two, three, etc.) annuity payments.

IF:

•	you choose Income for a Specified Period, Life Income with 10 Years Certain, Life Income with Guaranteed Return of Policy Proceeds, or Income of a Specified Amount; and
•	the person receiving payments dies prior to the end of the guaranteed period;

THEN:

•	the remaining guaranteed payments will be continued to a new payee, or their present value may be paid in a single sum.

We will not pay interest on amounts represented by uncashed annuity payment checks if the postal or other delivery service is unable to deliver checks to the payee’s address of record. The person receiving payments is responsible for keeping the Company informed of his/her current address.

You must annuitize your policy no later than the maximum annuity commencement date specified in your policy (earlier for certain distribution channels) or a later date if agreed to by us. If you do not elect an annuity payment option, the default option will be Life with 10 Years Certain (subject to certain exceptions for qualified policies). Please note, all optional benefits (including guaranteed minimum death benefits and living benefits) terminate upon annuitization.

DEATH BENEFIT

We will pay a death benefit to your beneficiary, under certain circumstances, if the annuitant dies during the accumulation phase. If there is a surviving owner(s) when the annuitant dies, the surviving owner(s) will receive the death benefit instead of the listed beneficiary. The person receiving the death benefit may choose an annuity payment option (if you pick a variable annuity payment option fees and expenses will apply), or may choose to receive a lump sum. The guarantees of these death benefits are based on our claims-paying ability.

We will determine the amount of and pay the death benefit proceeds, if any are payable on a policy, upon receipt at our Administrative Office of satisfactory proof of the annuitant’s death, written directions from each eligible recipient of death benefit proceeds regarding how to pay the death benefit, and any other documents, forms and information that we need (collectively referred to as “due proof of death”). For policies with multiple beneficiaries, we may require due proof of death from all beneficiaries before paying the death proceeds. Please note, we may be required to remit the death benefit proceeds to a state prior to receiving “due proof of death.” See OTHER INFORMATION - Abandoned or Unclaimed Property.

Please Note: Such due proof of death must be submitted in good order to avoid a delay in processing the death benefit claim. Due proof requires selecting a payment option. See OTHER INFORMATION - Sending Forms and Transaction Requests in Good Order.

The death benefit proceeds remain invested in the separate account in accordance with the allocations made by the policy owner until the beneficiary has provided us with due proof of death. Once the Company receives due proof of death, investments in the separate account may be reallocated in accordance with the beneficiary’s instructions.

The Company may permit the beneficiary to give a “one-time” written instruction to reallocate the investments in the separate account to the money market fund after the death of the annuitant. If there is more than one beneficiary, all beneficiaries must agree to the reallocation instructions. This one-time reallocation will be permitted if the beneficiary provides satisfactory evidence of the annuitant’s death.

When We Pay A Death Benefit

We will pay a death benefit IF:

•	you are both the annuitant and sole owner of the policy; and
•	you die before the annuity commencement date.

We will pay a death benefit to you (owner) IF:

•	you are not the annuitant; and
•	the annuitant dies before the annuity commencement date.

If the only person receiving the death benefit is the surviving spouse of the owner, then he or she may elect, if eligible, to continue the policy as the new annuitant and owner, instead of receiving the death benefit. All surrender charges will be waived.

When We Do Not Pay A Death Benefit

We will not pay a death benefit IF:

•	you are not the annuitant; and
•	you die prior to the annuity commencement date.

Please note the new owner (unless it is the deceased owner’s spouse) must generally surrender the policy within five years of your death.

Distribution requirements apply to the policy value upon the death of any owner. Generally, upon the owner’s death (who is not the annuitant) the entire interest must be distributed within five years. See the SAI for a more detailed discussion of the distribution requirements under the Code.

Deaths After the Annuity Commencement Date

The death benefit payable, if any, on or after the annuity commencement date depends on the annuity payment option selected.

IF:

•	you are not the annuitant; and
•	you die on or after the annuity commencement date; and
•	the entire interest in the policy has not been paid;

THEN:

•	the remaining portion of such interest in the policy will continue to be distributed at least as rapidly as under the method of distribution being used as of the date of your death.

IF:

•	you are the owner and annuitant; and
•	you die after the annuity commencement date; and
•	the annuity payment option you selected did not have or no longer has a guaranteed period;

THEN:

•	no additional payments will be made (there is no death benefit).

Succession of Ownership

If an owner (who is not the annuitant) dies during the accumulation phase, the person or entity first listed below who is alive or in existence on the date of that death will become the new owner:

•	any surviving owner;
•	primary beneficiary;
•	contingent beneficiary; or
•	owner’s estate.

Amount of Death Benefit

The death benefit may be paid as a lump sum or as annuity payments. The amount of the death benefit depends on the guaranteed minimum death benefit option, if any, you choose when you buy the policy. The “base policy” death benefit will generally be the greater of:

•	the policy value on the date we receive the required information in good order at our Administrative Office;
•

the guaranteed minimum death benefit, if any, (discussed below), plus premium payments, less adjusted partial surrenders, from the date of death to the date the death benefit is paid. Please see “Appendix - Death Benefit” for illustrative examples regarding death benefit calculations.

Please note, the death benefit terminates upon annuitization and there is a maximum annuity commencement date.

Guaranteed Minimum Death Benefit

NOTE: The following generally applies to policies issued on or after the date of this prospectus.

On the policy application, you may generally choose a guaranteed minimum death benefit (age limitations may apply) for an additional fee. After the policy is issued, you cannot make an election and the death benefit cannot be changed.

Annual Step-Up Death Benefit

Under this option, on each policy anniversary prior to your 81st birthday, a new “stepped-up” death benefit is determined and becomes the guaranteed minimum death benefit for that policy year. This “step-up” death benefit is equal to:

•	the largest policy value on the policy date or on any policy anniversary prior to the earlier of the annuitant’s date of death or the annuitant’s 81st birthday; plus
•	any premium payments since the date of any policy anniversary with the largest policy value; minus
•	any adjusted partial surrenders (please see “Appendix - Death Benefit”) since the date of the policy anniversary with the largest policy value.

The Annual Step-Up Death Benefit is not available if you or the annuitant is 76 or older on the policy date. There is an extra charge for this death benefit of 0.20% annually.

Return of Premium Death Benefit

The Return of Premium Death Benefit is equal to:

•	total premium payments; less
•	any adjusted partial surrenders (please see “Appendix - Death Benefit”) as of the date of death.

This benefit is not available if you or the annuitant is 86 or older on the policy date. The Return of Premium Death Benefit will be in effect if you do not choose another death benefit option when you purchase your policy.

Please note: You will not receive an optional guaranteed minimum death benefit if you do not choose one when you purchase your policy.

The Guaranteed Minimum Death Benefit may vary for certain policies and may not be available for all policies. This disclosure explains the material features of the Guaranteed Minimum Death Benefit.

Adjusted Partial Surrender

When you request a partial surrender, your guaranteed minimum death benefit will be reduced by an amount called the adjusted partial surrender. Under certain circumstances, the adjusted partial surrender may be more than the dollar amount of your surrender request. This will generally be the case if the guaranteed minimum death benefit exceeds the policy value at the time of surrender. It is also possible that if a death benefit is paid after you have made a partial surrender, then the total amount paid could be less than the total premium payments.

The formula used to calculate the adjusted partial surrender amount, for the guaranteed minimum death benefit offered in this prospectus, is: adjusted partial surrender = (amount of the gross partial surrender * value of the current death proceeds immediately prior to the gross partial surrender ) / policy value immediately prior to the gross surrender.

We have included a detailed explanation of this adjustment with examples in the “Appendix - Death Benefit.” This is referred to as “adjusted partial surrender” in your policy. If you have a qualified policy, minimum required distributions rules may require you to request a partial surrender.

TAX INFORMATION

NOTE: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. The federal income tax consequences discussed herein reflects our understanding of current law, and the law may change. No representation is made regarding the likelihood of continuation of the present federal income tax law or of the current interpretations by the Internal Revenue Service. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under the policy. You should consult your own tax adviser about your own circumstances.

Introduction

Deferred annuity policies are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code (the “Code”) for annuities. Simply stated, these rules generally provide that individuals will not be taxed on the earnings, if any, on the money held in an annuity policy until withdrawn. This is referred to as tax deferral. When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a nonqualified policy, the policy will generally not be treated as an annuity for tax purposes. Thus, the owner must generally include in income any increase in the account value over the investment in the policy during each taxable year.

There are different rules as to how you will be taxed depending on how you take the money out and the type of policy-qualified or nonqualified.

If you purchase the policy as an individual retirement annuity or as a part of a 403(b) plan, 457 plan, a pension plan, a profit sharing plan (including a 401(k) plan), or an employer sponsored retirement program, your policy is referred to as a qualified policy. There is no additional tax deferral benefit derived from placing qualified funds into a variable annuity. Features other than tax deferral should be considered in the purchase of a qualified policy. There are limits on the amount of contributions you can make to a qualified policy. Other restrictions may apply including terms of the plan in which you participate. To the extent there is a conflict between a plan’s provisions and a policy’s provisions, the plan’s provisions will control.

If you purchase the policy other than as part of any arrangement described in the preceding paragraph, the policy is referred to as a nonqualified policy.

You will generally not be taxed on increases in the value of your policy, whether qualified or nonqualified, until a distribution occurs (either as a surrender, withdrawal, or as annuity payments). Under certain circumstances, however, you may be subject to current taxation if you assign or pledge or enter into an agreement to assign or pledge any portion of the policy.

The Internal Revenue Service (“IRS”) has not reviewed the policy for qualification as an IRA annuity, and has not addressed in a ruling of general applicability whether the death benefit options and riders available, with the policy, if any, comport with IRA qualification requirements.

The value of death benefit options and riders elected may need to be considered in calculating minimum required distributions from a qualified plan/or policy.

Taxation of Us

We are at present taxed as a life insurance company under part I of Subchapter L of the Code. The separate account is treated as a part of us and, accordingly, will not be taxed separately as a “regulated investment company” under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the policy. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If in future years, any federal income taxes are incurred by us with respect to the separate account, we may make a charge to that account. We may benefit from any dividends received or foreign tax credits attributable to taxes paid by certain underlying funds to foreign jurisdictions to the extent permitted under federal tax law.

Tax Status of the Policy

Diversification Requirements. In order for a nonqualified variable policy which is based on a segregated asset account to qualify as an annuity policy under Section 817(h) of the Code, the investments made by such account must be “adequately diversified” in accordance with Treasury Regulations. The Regulations apply a diversification requirement to each of the subaccounts. Each separate account, through its underlying fund portfolios and their portfolios, intends to comply with the diversification requirements of the Regulations. We have entered into agreements with each underlying fund portfolio company that require the portfolios to be operated in compliance with the Regulations but we do not have control over the underlying fund portfolio companies. The policy owners bear the risk that the entire contract could be disqualified as an annuity policy under the Code due to the failure of a subaccount to be deemed to be “adequately diversified.”

Owner Control. In some circumstances, owners of variable policies who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. In Revenue Ruling 2003-91, the IRS stated that whether the owner of a variable policy is to be treated as the owner of the assets held by the insurance company under the policy will depend on all of the facts and circumstances.

Revenue Ruling 2003-91 also gave an example of circumstances under which the owner of a variable policy would not possess sufficient control over the assets underlying the policy to be treated as the owner of those assets for federal income tax purposes. To the extent the circumstances relating to the issuance and ownership of a policy vary from those described in Revenue Ruling 2003-91, owners bear the risk that they will be treated as the owner of Separate Account assets and taxed accordingly.

We believe that the owner of a policy should not be treated as the owner of the underlying assets. We reserve the right to modify the policies to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the policies from being treated as the owners of the underlying separate account assets. Concerned owners should consult their own tax advisers regarding the tax matter discussed above.

Distribution Requirements. The Code requires that nonqualified policies contain specific provisions for distribution of policy proceeds upon the death of any owner. In order to be treated as an annuity policy for federal income tax purposes, the Code requires that such policies provide that if any owner dies on or after the annuity starting dated and before the entire interest in the policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner’s death. If any owner dies before the annuity starting date, the entire interest in the policy must generally be distributed within 5 years after such owner’s date of death or be used to provide payments to a designated beneficiary beginning within one year of such owner’s death that will be made for the life of the beneficiary or for a period not extending beyond the life expectancy of the beneficiary. However, if upon such owner’s death prior to the annuity starting date, such owner’s surviving spouse is the sole beneficiary, under the nonqualified policy, then the policy may be continued with the surviving spouse as the new owner. If any owner is a non-natural person (except in the case of certain grantor trusts), then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of an owner.

The nonqualified policies contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the policies satisfy all such Code requirements. The provisions contained in the policies will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

The Federal Defense of Marriage Act currently does not recognize same-sex marriages or civil unions, even those that are permitted under individual state laws. Therefore, exercise of the spousal continuation provisions of this policy or any riders by persons who do not meet the definition of “spouse” under federal law - e.g., civil union partners and same-sex marriage spouses - may have adverse tax consequences. Consult a tax adviser for more information on this subject.

Taxation of Annuities

The following discussion assumes the policy qualifies as an annuity policy for federal income tax purposes.

In General. Code Section 72 governs taxation of annuities in general. We believe that an owner who is an individual will not be taxed on increases in the value of a policy until such amounts are surrendered or distributed. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the policy value, and in the case of a qualified policy, any portion of an interest in the plan, generally will be treated as a distribution. The taxable portion of a distribution is taxable as ordinary income.

Non-Natural Persons. Pursuant to Section 72(u) of the Code, a nonqualified policy held by a taxpayer other than a natural person generally will not be treated as an annuity policy under the Code; accordingly, an owner who is not a natural person will recognize as ordinary income for a taxable year the excess, if any, of the policy value over the “investment in the contract”. There are some exceptions to this rule and a prospective purchaser of the policy that is not a natural person should discuss these with a competent tax adviser. A policy owned by a trust using the grantor’s social security number as its taxpayer identification number will be treated as owned by the grantor (natural person) for the purposes of our application of Section 72 of the Code. Consult a tax adviser for more information on how this may impact your policy.

Different Individual Owner and Annuitant

If the owner and annuitant on the policy are different individuals, there may be negative tax consequences to the owner and/or beneficiaries under the policy if the annuitant predeceases the owner including, but not limited, to the assessment of penalty tax and the loss of certain death benefit distribution options. You may wish to consult your legal counsel or tax adviser if you are considering designating a different individual as the annuitant on your policy to determine the potential tax ramifications of such a designation.

Annuity Starting Date

This section makes reference to the annuity starting date as defined in Section 72 of the Code and the applicable regulations. Generally, the definition of annuity starting date will correspond with the definition of annuity commencement date used in your policy and the dates will be the same. However, in certain circumstances, your annuity starting date and annuity commencement date will not be the same date. If there is a conflict between the definitions, we will interpret and apply the definitions in order to ensure your policy maintains its status as an annuity policy for federal income tax purposes. You may wish to consult a tax adviser for more information on when this issue may arise.

Taxation of Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified policies, only a portion of the annuity payments you receive will be includable in your gross income.

In general, the excludable portion of each annuity payment you receive will be determined as follows:

•

Fixed payments-by dividing the “investment in the policy” on the annuity starting date by the total expected return under the policy (determined under Treasury regulations) for the term of the payments. This is the percentage of each annuity payment that is excludable.

•

Variable payments-by dividing the “investment in the policy” on the annuity starting date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the “investment in the policy” has been fully recovered, the full amount of any additional annuity payments is includable in gross income and taxed as ordinary income.

If you select more than one annuity payment option, special rules govern the allocation of the policy’s entire “investment in the policy” to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent tax adviser as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the annuity starting date, annuity payments stop because an annuitant died, the excess (if any) of the “investment in the policy” as of the annuity starting date over the aggregate amount of annuity payments received that was excluded from gross income may possibly be allowable as a deduction in your tax return.

Taxation of Surrenders and Partial Withdrawals - Nonqualified Policies

When you surrender your policy, you are generally taxed on the amount that your surrender proceeds exceeds the “investment in the policy,” which is generally your premiums paid (adjusted for any prior surrenders or portions thereof that were not taxable). Partial withdrawals are generally treated first as taxable income to the extent of the excess in the policy over the “investment in the policy.” In general, loans, pledges, and assignments are taxed in the same manner as partial withdrawals and surrenders. All taxable amounts received under a policy are subject to tax at ordinary rather than capital gain tax rates.

If your policy contains an excess interest adjustment feature (also known as a market value adjustment), then your account value immediately before the surrender may have to be increased by any positive excess interest adjustments that result from the surrender. There is, however, no definitive guidance on the proper tax treatment of excess interest adjustments, and you may want to discuss the potential tax consequences of an excess interest adjustment with your tax adviser.

The Code also provides that surrendered earnings may be subject to a penalty tax. The amount of the penalty tax is equal to 10% of the amount that is includable in income. Some surrender withdrawals will be exempt from the penalty tax. They include, among others, any amounts: (1) paid on or after the taxpayer reaches age 59 1/2; (2) paid after an owner dies; (3) paid if the taxpayer becomes disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) over the life of the taxpayer or the joint life of the taxpayer and the taxpayer’s designated beneficiary; (5) paid under an immediate annuity; or (6) which come from premium payments made prior to August 14, 1982.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. You may wish to consult a tax adviser for more information regarding the imposition of penalty tax.

Guaranteed Lifetime Withdrawal Benefits

For policies with a guaranteed lifetime withdrawal benefit the application of certain tax rules, particularly those rules relating to distributions from your policy, are not entirely clear. The tax rules for qualified policies may impact the value of these optional benefits. Additionally, the actions of the qualified plan as contract holder may cause the qualified plan participant to lose the benefit of the guaranteed lifetime withdrawal benefit. In view of this uncertainty, you should consult a tax adviser before purchasing this policy as a qualified policy.

Aggregation

All nonqualified deferred annuity policies that are issued by us (or our affiliates) to the same owner (policyholder) during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner’s income when a taxable distribution occurs. If you are considering purchasing multiple policies from us (or our affiliates) during the same calendar year, you may wish to consult with your tax adviser regarding how aggregation will apply to your policies.

Partial Annuitization

Under a new tax provision enacted in 2010, if part of an annuity policy’s value is applied to an annuity option that provides payments for one or more lives and for a period of at least ten years, those payments may be taxed as annuity payments instead of withdrawals. None of the payment options under the policy is intended to qualify for this “partial annuitization” treatment and, if you apply only part of the value of the policy to a payment option, we will treat those payments as withdrawals for tax purposes.

Tax-Free Exchanges

Section 1035 of the Code provides that no gain or loss shall be recognized on the exchange of one annuity policy for another annuity contract or a qualified long-term care insurance contract. Generally, an annuity policy issued in an exchange for another annuity policy is treated as new for purposes of the penalty and distribution at death rules.

If the initial contribution is made as a result of an exchange or surrender of another annuity policy, we may require that you provide information relating to the federal income tax status of the previous annuity policy to us.

Revenue Procedure 2011-38 significantly eases the restrictions on partial transfers previously adopted by the IRS. Under Rev. Proc. 2011-38, a partial exchange will be treated as tax-free under Section 1035 of the Code if there are no distributions, from either annuity, within 180 days of the partial 1035 exchange and annuity payments that satisfy the newly enacted partial annuitization rule of Section 72(a)(2) of the code will not be treated as a distribution from either the old or new policy.

Pursuant to interim guidance provided in IRS Notice 2011-68, the IRS confirmed that it is permissible to partially exchange a portion of the cash surrender value of an annuity for a qualified long-term care insurance contract, provided that the requirements of Section 1035 are met. However, further guidance is needed regarding the application of Rev. Proc. 2011-38 to such transfers. Please discuss the tax consequences of any contemplated 1035 exchange transaction with a competent tax adviser.

Medicare Tax

Beginning in 2013, distributions from nonqualified annuity policies will be considered “investment income” for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g., earnings) to individuals, trusts, and estates whose income exceeds certain threshold amounts. While distributions from qualified policies are not subject to tax, such distributions may be includible in income for purposes of determining whether certain Medicare Tax thresholds have been met. As such, distributions from you qualified policy could cause your other investment income to be subject to the tax. Please consult a tax adviser for more information.

Taxation of Surrenders and Partial Withdrawals - Qualified Policies

In the case of a withdrawal under a qualified policy (other than from a deferred compensation plan under Section 457 of the Code), a pro rata portion of the amount you receive is taxable, generally based on the ratio of your “investment in the policy” to your total account balance or accrued benefit under the retirement plan. Your “investment in the policy” generally equals the amount of any non-deductible purchase payments made by you or on your behalf. If you do not have any non-deductible purchase payments, your investment in the contract will be treated as zero.

The IRS has not reviewed this policy for qualification as an IRA, and has not addressed in a ruling of general applicability whether any death benefits available under the policy comport with qualification requirements. The actuarial present value of death and/or living benefit options and riders elected may need to be considered in calculating minimum required distributions. Consult a competent tax adviser before purchasing an optional death benefit.

In addition, a penalty tax may be assessed on amounts surrendered from the policy prior to the date you reach age 59 1/2, unless you meet one of the exceptions to this rule which are similar to the penalty exceptions for distributions from nonqualified policies discussed above. You may also be required to begin taking minimum distributions from the policy by a certain date. The terms of the plan may limit the rights otherwise available to you under the policy.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the policy because of the death of the annuitant. Generally, such amounts should be includable in the income of the recipient: (1) if distributed in a lump sum, these amounts are taxed in the same manner as a surrenders; (2) if distributed via partial withdrawals, these amounts are taxed in the same manner as partial surrenders; or (3) if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Transfers, Assignments or Exchanges of Policies

A transfer of ownership or assignment of a policy, the designation of an annuitant or payee or other beneficiary who is not also the owner, the selection of certain annuity starting dates, the exchange of a policy and certain other transactions, or a change of annuitant other than the owner, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transfer, assignment, selection, exchange or change should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

Separate Account Charges

It is possible that the IRS may take a position that fees for certain optional benefits (e.g., death benefits other than the Return of Premium death benefit) are deemed to be taxable distributions to you. In particular, the IRS may treat fees associated with certain optional benefits as a taxable surrender, which might also be subject to a tax penalty if the surrender occurs prior to age 59 1/2. Although we do not believe that the fees associated with any optional benefit provided under the policy should be treated as taxable surrenders, the tax rules associated with these benefits are unclear, and we advise that you consult your tax adviser prior to selecting any optional benefit under the policy.

Withholding

The portion of any distribution under a policy that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or made. The amount of withholding varies according to the type of distribution. For qualified policies taxable, “eligible rollover distributions” from Section 401(a) plans, Section 403(a) annuities, Section 403(b) tax-sheltered annuities, and governmental 457 plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution from such a plan, other than specified distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if (i) the employee (or employee’s spouse or former spouse as beneficiary or alternate payee) chooses a “direct rollover” from the plan to a tax-qualified plan, IRA, Roth IRA or 403(b) tax-sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions; or (ii) a non-spouse beneficiary chooses a “direct rollover” from the plan to an IRA established by the direct rollover.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

Beginning in 2013, the federal estate tax, gift tax and generation-skipping transfer (“GST”) tax exemptions and maximum rates are $5,000,000 indexed for inflation (currently $5,250,000) and 40% respectively.

The uncertainty as to how the current law might be modified in coming years underscores the importance of seeking guidance from a competent adviser to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Federal Estate Taxes. While no attempt is being made to discuss the Federal estate tax implications of the policy in detail, a purchaser should keep in mind that the value of an annuity policy owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity policy, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

Generation-Skipping Transfer Tax. Under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of an annuity policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your policy, or from any applicable payment, and pay it directly to the IRS.

Annuity Purchases by Residents of Puerto Rico

The IRS recently announced that income received by residents of Puerto Rico under life insurance or annuity policies issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.

Annuity Policies Purchased by Non-resident Aliens and Foreign Corporations

The discussion above provided general information (but not tax advice) regarding U.S. federal income tax consequences to annuity owners that are U.S. persons. Taxable distributions made to owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner’s country of citizenship or residence. Prospective foreign owners are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation for any annuity policy purchase.

Foreign Account Tax Compliance Act (“FATCA”)

Beginning in 2014, we may be required to withhold at a rate of 30% under FATCA on certain distributions to foreign financial institutions and non-financial foreign entities holding accounts on behalf of and/or the assets of U.S. persons unless the foreign entities provide us with certain certifications regarding their status under FATCA on the applicable IRS forms. Prospective foreign entities are advised to consult with a competent tax adviser regarding the application of FATCA to their particular situation.

Qualified Policies

The qualified policy is designed for use with several types of tax-qualified retirement plans which are briefly described below. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits, distributions prior to age 59 1/2 (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, and in other specified circumstances. The distribution rules under Section 72(s) of the Code do not apply to annuities provided under a plan described in Sections 401(a), 403(a), 403(b), 408 or 408A of the Code or to an annuity that is qualified funding asset as defined in the Code Section 130(d) of the Code. Some retirement plans are subject to distribution and other requirements that are not incorporated into the policies or our policy administration procedures. Owners, participants, and beneficiaries are responsible for determining that contributions, distributions, and other transactions with respect to the policies comply with applicable law.

Traditional Individual Retirement Annuities. In order to qualify as a traditional individual retirement annuity under Section 408(b) of the Code, a policy must satisfy certain conditions: (i) the owner must be the annuitant; (ii) the policy generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the policy as collateral security; (iii) subject to special rules, the total premium payments for any calendar year may not exceed the amount specified in the Code for the year, except in the case of a rollover amount or contribution under Section 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10),

408(d)(3) or 457(e)(16) of the Code; (iv) annuity payments or partial surrenders according to the requirements in the IRS regulations must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 1/2; (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the policy value; (vii) the entire interest of the owner is non-forfeitable; and (viii) the premiums must not be fixed. Policies intended to qualify as traditional individual retirement annuities under Section 408(b) of the Code contain such provisions. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.

SIMPLE and SEP IRAs are types of IRAs that allow employers to contribute to IRAs on behalf of their employees. SIMPLE IRAs permit certain small employers to establish SIMPLE plans as provided by section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a specified percentage of compensation. The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10 percent penalty tax, which is increased to 25 percent if the distribution occurs within the first two years after the commencement of the employee’s participation in the plan. SEP IRAs permit employers to make contributions to IRAs on behalf of their employees, up to a specified dollar amount for the year and subject to certain eligibility requirements as provided by Section 408(k) of the Code. Distributions from SEP IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income.

Roth Individual Retirement Annuities (Roth IRA). The Roth IRA, under Section 408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA, a traditional IRA or other allowed qualified plan. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax. The ability to make cash contributions to Roth IRAs is available to individuals with earned income and whose modified adjusted gross income is under a specified dollar amount for the year. Subject to special rules, the amount per individual that may be contributed to all IRAs (Roth and traditional) is the deductible amount specified in the Code for the year. Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made 5 tax years after the first contribution to any Roth IRA of the individual and made after one of the following attaining age 59 1/2, to pay for qualified first time home buyer expenses (lifetime maximum of $10,000), or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a penalty tax unless an exception applies. Please note that specific tax ordering rules apply to Roth IRA distributions. Unlike the traditional IRA, there are no minimum required distributions during the owner’s lifetime; however, minimum required distributions at death are generally the same as for traditional IRAs.

Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase policies for their employees are generally excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. The policy includes a death benefit that in some cases may exceed the greater of the premium payments or the policy value. Additionally, in accordance with the requirements of the Code, Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, and (ii) earnings on those contributions, and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1/2, severance from employment, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship. These rules may prevent the payment of guaranteed withdrawals under a guaranteed lifetime withdrawal benefit prior to age 59 1/2. For policies issued after 2008, amounts attributable to non-elective contributions may be subject to distribution restrictions specified in the employer’s section 403(b) plan. Employers using the policy in connection with Section 403(b) plans may wish to consult with their tax adviser.

Pursuant to new tax regulations, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders you request from a 403(b) policy comply with applicable tax requirements before we process your request. We will defer such payments you request until all information required under the tax law has been received. By requesting a surrender or transfer, you consent to the sharing of confidential information about you, the policy, and transactions under the policy and any other 403(b) policies or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or record keeper, and other product providers.

Corporate Pension and Profit-Sharing Plans and H.R. 10 Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the policies to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the policy is assigned or transferred to any individual as a means to provide benefit payments. Contributions to and distributions from such plans are limited by the Code and may be subject to penalties.

Deferred Compensation Plans. Section 457 of the Code, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities, and certain affiliates of such entities, and tax exempt organizations. Under such plans a participant may specify the form of investment in which his or her participation will be made. For non-governmental Section 457 plans, all such investments, however, are owned by, and are subject to, the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-government employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. In general, all amounts received under a non-governmental Section 457 plan are taxable and are subject to federal income tax withholding as wages. Contributions to and distributions from such plans are limited by the Code and may be subject to penalties.

Ineligible Owners-Qualified

We currently will not issue new policies to/or for the following plans: 403(a), 403(b), 412(i)/412(e)(3), 419, 457 (we will in certain limited circumstances accept 457(f ) plans), employee stock ownership plans, Keogh/HR-10 plans and any other types of plans at our sole discretion.

Qualified Plan Distribution

For qualified plans under Section 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If a participant is a “5 percent owner” (as defined in the Code), or in the case of an IRA (other than a Roth IRA which is not subject to the lifetime required minimum distribution rules), distributions generally must begin no later than April 1 of the year following the calendar year in which the owner (or plan participant) reaches age 70 1/2. Each owner is responsible for requesting distributions under the policy that satisfy applicable tax rules. We do not attempt to provide more than general information about the use of the policy with the various types of retirement plans. Purchasers of policies for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the policy.

The Code generally requires that interest in a qualified policy be non-forfeitable. If your policy contains a bonus rider with a recapture, forfeiture, or “vesting” feature, it may not be consistent with those requirements. Consult a tax adviser before purchasing a bonus rider as part of a qualified policy.

You should consult your legal counsel or tax adviser if you are considering purchasing an enhanced death benefit or other optional rider, or if you are considering purchasing a policy for use with any qualified retirement plan or arrangement.

Possible Tax Law Changes

Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation, regulation, or otherwise. You should consult a tax adviser with respect to legal or regulatory developments and their effect on the policy.

We have the right to modify the policy to meet the requirements of any applicable laws or regulations, including legislative changes that could otherwise diminish the favorable tax treatment that annuity policy owners currently receive.

Guaranteed Lifetime Withdrawal Benefits

We may make available, as options under the policy, certain guaranteed lifetime withdrawal and other optional benefits. If your policy contains a guaranteed lifetime withdrawal benefit rider the application of certain tax rules, particularly those rules relating to distributions from your policy, are not entirely clear. The tax rules for qualified policies may limit the value of these optional benefits. In view of this uncertainty, you should consult a tax advisor before purchasing a guaranteed lifetime withdrawal benefit rider for a qualified policy.

ADDITIONAL FEATURES

Systematic Payout Option

You can select at any time (during the accumulation phase) to receive regular surrenders (i.e., partial surrenders) from your policy by using the Systematic Payout Option. Under this option, you can receive the greater of (1) or (2), divided by the number of surrenders made per year, where: (1) up to 10% of your premium payments (reduced by prior surrenders in that policy year); and (2) is any gains in the policy. For amounts greater than 10% of your premium payments, you must receive prior Company approval. The amount of your payment is established when you select the option. The amount available is recalculated on each policy anniversary thereafter while the Systematic Payout Option is in effect.

This amount may be taken free of surrender charges.

Systematic surrenders can be made monthly, quarterly, semi-annually, or annually. Each surrender must be at least $50. Monthly and quarterly surrenders must generally be made by electronic funds transfer directly to your checking or savings account.

If you request an additional surrender that exceeds the surrender charge free amount while a Systematic Payout Option is in effect, then the Systematic Payout Option will terminate. If the request does not exceed the surrender charge free amount, future systematic payment will be recalculated based on the remaining free amounts.

Keep in mind that surrenders under the Systematic Payout Option may be taxable, and if made before age 59 1/2, may be subject to a 10% federal penalty tax. There is no charge for this benefit.

Nursing Care and Terminal Condition Withdrawal Option

No surrender charges, will apply if you make a surrender ($1,000 minimum), under certain circumstances, because you or your spouse has been:

•	confined in a hospital or nursing facility for 30 days in a row after the policy issue date; or
•	diagnosed with a terminal condition after the policy issue date (usually a life expectancy of 12 months or less).

You may exercise this benefit at any time during the accumulation phase. This benefit is also available to the annuitant or annuitant’s spouse if the owner is not a natural person. There is no restriction on the maximum amount you may surrender under this benefit. There is no charge for this benefit.

This benefit may vary for certain policies, may not be available for all policies, and may not be available in all states.

Dollar Cost Averaging Program

During the accumulation phase, you may instruct us to automatically make transfers into one or more variable subaccounts in accordance with your allocation instructions. This is known as Dollar Cost Averaging. While Dollar Cost Averaging buys more accumulation units when prices are low and fewer accumulation units when prices are high, it does not guarantee profits or assure that you will not experience a loss.

There are two Dollar Cost Averaging programs available under your policy:

•

Traditional - You may specify the dollar amount to be transferred or the number of transfers. Transfers will begin as soon as the program is started. A minimum of $500 per transfer is required. The minimum number of transfers is 6 monthly or 4 quarterly, and the maximum is 24 monthly or 8 quarterly. You can elect to transfer from either the fixed account or money market (see the Dollar Cost Averaging election form).

•

Special - You may only elect either a six or twelve month program. Transfers will begin as soon as the program is started. You cannot transfer from another investment choice into a Special Dollar Cost Averaging program. This program is only available for new premium, requires transfers from a fixed source, and may credit a higher or lower interest rate than a traditional program. A minimum of $500 per transfer is required ($3,000 or $6,000 to start a 6-month or 12-month program, respectively).

A Dollar Cost Averaging program will begin once we have received in good order all necessary information and the minimum required amount. See OTHER INFORMATION - Sending Forms and Transaction Requests in Good Order. Please note: Dollar Cost Averaging programs will not begin on the 29th, 30th, or 31st. If a program would have started on one of those dates, it will start on the 1st business day of the following month. If we receive additional premium payments while a Dollar Cost Averaging program is running, absent new instructions to the contrary, the amount of the Dollar Cost Averaging transfers will increase, but the length of the Dollar Cost Averaging program will not.

NOTE CAREFULLY:

IF:

•	we do not receive all necessary information to begin an initial Dollar Cost Averaging program within 30 days of allocating the minimum required amount to a Dollar Cost Averaging program; or
•	we do not receive the minimum required amount to begin an initial Dollar Cost Averaging program within 30 days of allocating an insufficient amount;

THEN:

•	any amount in a fixed source will be transferred to the money market investment choice; and
•	any amount in a variable source will remain in that variable investment choice; and
•	new instructions will be required to begin a Dollar Cost Averaging program.

IF:

•	we receive additional premium payments after a Dollar Cost Averaging program is completed and the additional premium meets the minimum requirements to start a Dollar Cost Averaging program;

THEN:

•

the additional premium payments will be allocated according to the current payment allocations at the time and will not reactivate a completed Dollar Cost Averaging program. (New Dollar Cost Averaging instructions are required to start a new Dollar Cost Averaging program once the previous Dollar Cost Averaging program has completed.)

IF:

•	we receive additional premium payments after a Dollar Cost Averaging program is completed, and the additional premium does not meet the minimum requirements to start a Dollar Cost Averaging program;

THEN:

•	we will, absent new instructions to the contrary, allocate the additional premium among the subaccounts as identified in the previous Dollar Cost Averaging program.

IF:

•	you discontinue a Dollar Cost Averaging program before its completion;

THEN:

•	we will, absent new instructions to the contrary, transfer any remaining balance directly into the subaccounts in the Dollar Cost Averaging instructions.

You should consider your ability to continue a Dollar Cost Averaging program during all economic conditions.

A Dollar Cost Averaging program can be used in conjunction with a guaranteed minimum withdrawal benefit (subject to any investment restrictions involving the source). There is no charge for this benefit.

The Dollar Cost Averaging Program may vary for certain policies, may not be available for all policies, and may not be available in all states. See your policy for availability of the fixed account options.

Asset Rebalancing

During the accumulation phase you can instruct us to automatically rebalance the amounts in your subaccounts to maintain your desired asset allocation. This feature is called Asset Rebalancing and can be started and stopped at any time. However, we will not rebalance if you are in the Dollar Cost Averaging program or if any other transfer is requested. If a transfer is requested, we will honor the requested transfer and discontinue Asset Rebalancing. New instructions are required to start Asset Rebalancing. Asset Rebalancing ignores amounts in the fixed account. You can choose to rebalance monthly, quarterly, semi-annually, or annually. Asset Rebalancing can be used in conjunction with a guaranteed minimum withdrawal benefit. Please note, any amounts rebalanced may be immediately transferred to the PAM investment choices or OA subaccounts as applicable under the Portfolio Allocation Method or Open Allocation Method. There is no charge for this benefit.

Guaranteed Lifetime Withdrawal Benefits

You may elect one of the following optional riders under the policy that offers guaranteed lifetime withdrawal benefits - the Living Benefits Rider, the Income LinkSM Rider, the Retirement Income MaxSM Rider or the Retirement Income ChoiceSM 1.6 Rider. Important aspects of each of these riders are summarized in the “Appendix - Guaranteed Lifetime Withdrawal Benefit Comparison Table” and are described in more detail below. You should consult with tax and financial professionals to determine which of these riders, if any, is appropriate for you.

The following benefits are no longer available, but if you have previously elected one of these riders you can still upgrade:

•	5 for LifeSM Rider
•	5 for LifeSM with Growth Rider
•	Income SelectSM for Life Rider
•	Retirement Income ChoiceSM Rider
•	Retirement Income ChoiceSM with Double Withdrawal Base Benefit Rider
•	Retirement Income ChoiceSM 1.4 Rider
•	Retirement Income ChoiceSM 1.2 Rider

See Rider Grid for additional information on each of these riders.

Living Benefits Rider

You may elect to purchase the optional Living Benefits Rider (also known as Guaranteed Principal SolutionSM Rider) which provides you with a guaranteed minimum accumulation benefit and a guaranteed minimum withdrawal benefit. The Living Benefits Rider is only available during the accumulation phase. The Living Benefits Rider is only available for annuitant issue ages through age 80. The maximum issue age may be lower if required by state law.

You should view the Living Benefits Rider as a way to permit you to invest in variable investment choices while still having your policy value and liquidity protected to the extent provided by the Living Benefits Rider.

Please note:

•	Certain protections under the rider are available only if you hold the rider for ten years.
•

If you elect the rider, we will monitor your policy value and we may transfer amounts back and forth between specified investment choices under the policy (including guaranteed period options in the fixed account) and the variable investment choices you choose, according to a mathematical model that we will use to assist us in managing portfolio risk and supporting the guarantees under the rider. See Portfolio Allocation Method below.
•

You will begin paying the rider charge as of the date the rider takes effect, even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid under the rider if you never choose to take withdrawals and/or if you never receive any payments under the rider.

•

We have designed this rider for you to take withdrawals each rider year that are less than or equal to the maximum annual withdrawal amount. You should not purchase this rider if you plan to take withdrawals in excess of the maximum annual withdrawal amount, because such excess withdrawals may significantly reduce or eliminate the value of the guarantees provided by the rider.

•

Because the guaranteed minimum withdrawal benefit under this rider is accessed through regular withdrawals that do not exceed the maximum annual withdrawal amount, the rider may not be appropriate for you if you do not foresee a need for liquidity and your primary objective is to take the maximum advantage of the tax deferral aspect of the policy.

•	The tax rules for qualified policies may limit the value of this rider. Please consult a qualified tax advisor before electing the Living Benefits Rider for a qualified policy.

Guaranteed Minimum Accumulation Benefit of Living Benefit Rider

If you elect the Living Benefits Rider, we will provide a guaranteed future value. This benefit is intended to provide a level of protection regardless of the performance of the variable investment choices you select.

Guaranteed Future Value. We guarantee that, on the guaranteed future value date (ten years after you elect the rider), your policy value will at least equal your guaranteed future value. The guaranteed future value on the rider date (i.e., the date the rider is added to the policy) is the policy value. After the rider date and before the guaranteed future value date, the guaranteed future value is equal to:

•	the guaranteed future value on the rider date; plus
•	a percentage of subsequent premium payments (as described below); less
•	subsequent adjusted partial withdrawals (as described below).

After the guaranteed future value date, the guaranteed future value equals zero.

Subsequent Premium Payments. The percentage of subsequent premium payments that will be added to the guaranteed future value is as follows:

Rider Year	Percent of subsequent premium payments added to guaranteed future value
1	100%
2	90%
3	80%
4	70%
5	60%
6	50%
7	50%
8	50%
9	50%
10	0%

Guaranteed Future Value Adjusted Partial Withdrawals. If you take a partial withdrawal, even withdrawals under the guaranteed minimum withdrawal benefits, it will reduce your guaranteed future value. The amount of the reduction is referred to as the adjusted partial withdrawal amount, which will be equal to the greater of:

•	the guaranteed future value immediately prior to the withdrawal multiplied by the percentage reduction in the policy value resulting from the gross partial withdrawal; or
•	the gross partial withdrawal amount.

(The gross partial withdrawal amount is the amount you request, plus any surrender charge adjustment that may be applicable.)

In other words, if your policy value is greater than the guaranteed future value at the time you make a partial withdrawal, then your guaranteed future value is reduced by the same amount we reduce your policy value. However, if your policy value is less than the guaranteed future value at the time you make a partial withdrawal, then your guaranteed future value will be reduced by more than the amount we reduce your policy value.

See the “Appendix - Living Benefits Rider Adjusted Partial Withdrawals” to this prospectus for examples showing the effect of hypothetical withdrawals in more detail, including withdrawals that reduce the guaranteed future value by more than the amount of the gross partial withdrawal.

Guaranteed Minimum Accumulation Benefit. On the guaranteed future value date (ten years after you elect the rider), if the policy value is less than the guaranteed future value, we will add an amount equal to the difference to your policy value (the policy value will then be subject to investment risk). This addition will not increase your “principal back” or “for life” total withdrawal bases. After the guaranteed future value date, the guaranteed minimum accumulation benefit will terminate.

Example. Assume you make a single premium payment of $100,000 and you do not make any withdrawals or additional premium payments. If, on the guaranteed future value date, your policy value has declined to $90,000 because of negative investment performance, then we will add $10,000 ($100,000 - $90,000) to your policy value.

Please note: You do not have any protection under the guaranteed minimum accumulation benefit unless you hold the policy with the rider for ten years. If you think that you may terminate the policy or elect to start receiving annuity payments (or if you must begin taking required minimum distributions) before the guaranteed future value date, electing the rider may not be in your best interests.

Guaranteed Minimum Withdrawal Benefit of Living Benefit Rider

If you elect the Living Benefits Rider, we will provide a maximum annual withdrawal amount (first as withdrawals from your policy value or, if necessary, as payments from us) regardless of your policy value. This benefit is intended to provide a level of benefits regardless of the performance of the variable investment choices you select.

Withdrawal Guarantees. We account for the withdrawals you take under the rider by applying two different withdrawal guarantees:

•	“principal back,” for withdrawals of up to 7% of your total withdrawal base.
•	“for life,” for withdrawals of up to 5% of your total withdrawal base.

When you make a withdrawal, you do not need to specify it as being under either withdrawal guarantee. Any withdrawals that you take while the rider is in effect could have different impacts under each of the withdrawal guarantees - on your maximum annual withdrawal amount, on your total withdrawal base, and on your minimum remaining withdrawal amount. For example, withdrawals that are compliant with the “principal back” maximum withdrawal amount could result in excess withdrawals under the “for life” withdrawal guarantee and, consequently, would reduce the maximum annual withdrawal amount, the total withdrawal base, and the minimum remaining withdrawal amount under the “for life” withdrawal guarantee. (See Adjusted Partial Withdrawals below.)

Example: Assume you make a single premium payment of $100,000 and you have not made any withdrawals or additional premium payments. If you withdraw $6,000, that would be an excess withdrawal of $1,000 ($6,000 - $5,000) under the for life guarantee but not under the principal back guarantee.

Your ability to change the frequency or amount of your withdrawals ceases if your policy value reaches zero.

Of course, you can always withdraw an amount up to your cash value pursuant to your rights under the policy at your discretion. See “Appendix - Living Benefits Rider Adjusted Partial Withdrawals,” for examples showing the effect of hypothetical withdrawals in more detail, including an excess withdrawal that reduces the total withdrawal base by a pro rata amount.

Please note:

•	Any amount withdrawn in a rider year (including any surrender charge) in excess of the maximum withdrawal amount is an excess withdrawal.
•

The amount of your excess withdrawal will impact the maximum annual withdrawal amount, total withdrawal base, and minimum remaining withdrawal amount under each guarantee on a greater than dollar-for-dollar basis. (See Maximum Annual Withdrawal Benefit, Total Withdrawal Base, and Minimum Remaining Withdrawal Amount, below.)

•	We will not refund rider charges that have been paid up to the point of terminating the policy or receiving annuity payments.

Withdrawals under the guaranteed minimum withdrawal benefit also:

•	reduce your policy value;
•	reduce the guaranteed future value;
•	reduce your death benefit and other benefits;
•	may be subject to surrender charges;
•	may be subject to income taxes and federal tax penalties (See TAX INFORMATION).

Maximum Annual Withdrawal Amount. Under this benefit:

•	you can withdraw up to 7% of your “principal back” total withdrawal base each rider year until your “principal back” minimum remaining withdrawal amount reaches zero.

Example. Assume you make a single premium payment of $100,000 and that you do not make any withdrawals or additional premium payments. Assume that after five years, your policy value has declined to $70,000 solely because of negative investment performance. You could still receive up to $7,000 (7% of $100,000) each rider year for the next fourteen years and $2,000 in the year immediately thereafter so you would get back your full $100,000 (assuming that you do not withdraw more than $7,000 in any one rider year).

•

or, you can withdraw up to 5% of your “for life” total withdrawal base each rider year starting with the rider anniversary immediately following the annuitant’s 59th birthday and lasting until the annuitant’s death, unless your “for life” minimum remaining withdrawal amount reaches zero because of “excess withdrawals” (see Adjusted Partial Withdrawals, below). A penalty tax may be assessed on amounts surrendered from the policy before the taxpayer reaches age 59 1/2.

Example. Assume you are the owner and annuitant and you make a single premium payment of $100,000 when you are 55 years old. Assume you do not make any withdrawals or additional premium payments. Assume that after five years, your policy value has declined to $70,000 solely because of negative investment performance. You could still receive up to $5,000 (5% of $100,000) each rider year for the rest of your life (assuming that you do not withdraw more than $5,000 in any one rider year).

You can receive up to the maximum annual withdrawal amount each rider year (first as withdrawals from your policy value and, if necessary, as payments from us) under this rider regardless of your policy value; however, once your policy value reaches zero you cannot make premium payments, and all other policy features, benefits, and guarantees (except those provided by this rider) are terminated. In order to continue withdrawals under this rider after your policy value reaches zero, you must select an amount (which cannot exceed the maximum annual withdrawal amount at that time) and frequency (annually, semi-annually, quarterly or monthly) of future withdrawals. Once selected, the amount and frequency of future withdrawals cannot be changed.

Please note:

•	Withdrawals under the 5% “for life” guarantee cannot begin until after the rider anniversary following the annuitant’s 59th birthday.
•	Any withdrawal before the rider anniversary following the annuitant’s 59th birthday will reduce the benefits under the 5% “for life” guarantee.
•	The maximum annual withdrawal amounts described above (the 7% “principal back” and 5% “for life”) are based on rider years, not calendar or policy years (if different from rider years).
•

You cannot carry over any portion of your maximum annual withdrawal amount that is not withdrawn during a rider year for withdrawal in a future rider year. This means that if you do not take the maximum annual withdrawal amount during a rider year, you cannot take more than the maximum annual withdrawal amount in the next rider year and maintain the rider’s guarantees.

•	Excess withdrawals may cause you to lose the benefit of the rider.

•

If you have a qualified policy, minimum required distribution rules may force you to take excess withdrawals to avoid the imposition of a 50% excise tax. Further, some qualified policies have withdrawal restrictions that may (with limited exceptions) prevent you from taking withdrawals before age 59 1/2. You should consult a tax advisor before purchasing this rider with a qualified policy.

Total Withdrawal Base. We use the total withdrawal base to calculate the maximum annual withdrawal amount. The total withdrawal base on the rider date is the policy value. After the rider date, the total withdrawal base is equal to:

•	the total withdrawal base on the rider date; plus
•	subsequent premium payments; less
•	subsequent adjusted partial withdrawals (as described below).

We will calculate separate total withdrawal bases for the “principal back” and “for life” guarantees.

Please note: We determine the total withdrawal base solely to calculate the maximum annual withdrawal amount. Your total withdrawal base is not a cash value, a surrender value, or a death benefit. It is not available for withdrawal, it is not a minimum return for any subaccount, and it is not a guarantee of policy value.

Minimum Remaining Withdrawal Amount. The minimum remaining withdrawal amount represents the total amount of guaranteed withdrawals still available under the rider. The minimum remaining withdrawal amount on the rider date is the policy value. After the rider date, the minimum remaining withdrawal amount is equal to:

•	the minimum remaining withdrawal amount on the rider date; plus
•	subsequent premium payments; less
•	subsequent adjusted partial withdrawals (as described below).

We will calculate separate minimum remaining withdrawal amounts for the “principal back” and “for life” guarantees. It is important to calculate separate minimum remaining withdrawal amounts because they can provide different payment amounts not only upon reaching exhaustion but also in certain situations involving continuation after the annuitant’s death.

Adjusted Partial Withdrawals. Each rider year, for each withdrawal guarantee (i.e., “principal back” and “for life”), gross partial withdrawals (the amount that you request be withdrawn, plus any surrender charge that may be applicable) up to the maximum annual withdrawal amount for that withdrawal guarantee, will reduce the minimum remaining withdrawal amount for that withdrawal guarantee on a dollar-for-dollar basis, but will not reduce the total withdrawal base for that withdrawal guarantee. For each withdrawal guarantee, gross partial withdrawals in excess of the maximum annual withdrawal amount for that withdrawal guarantee will reduce the total withdrawal base and minimum remaining withdrawal amount for that withdrawal guarantee by the greater of the dollar amount of the excess withdrawal or a pro rata amount (possibly to zero). See “Appendix - Living Benefits Rider Adjusted Partial Withdrawals,” which provides examples showing the effect of a withdrawal. Excess withdrawals may cause you to lose the withdrawal guarantees under this rider.

Please note: Gross partial withdrawals that are compliant with the “principal back” withdrawal guarantee (i.e., withdrawals of the “principal back” maximum annual withdrawal amount) and any partial withdrawal before the rider anniversary following the annuitant’s 59th birthday, will result in an excess partial withdrawal under the “for life” guarantee, and will reduce the “for life” maximum annual withdrawal amount, the “for life” total withdrawal base, and the “for life” minimum remaining withdrawal amount. Such reduction may be on a greater than dollar-for-dollar basis if the policy value is less than the applicable base.

Rider Fee. A rider fee, 0.90% of the “principal back” total withdrawal base on each rider anniversary, is charged annually before annuitization. We will also deduct the rider fee upon full surrender of the policy or other termination of the rider. The rider fee is deducted from each investment choice in proportion to the amount of policy value in each investment choice. Generally, the rider fee is deducted regardless of your values (i.e., even if your policy value exceeds your total withdrawal base).

We will continue to calculate the rider fee using the “principal back” total withdrawal base even after the “principal back” minimum remaining withdrawal amount reaches zero. The “principal back” total withdrawal base is always greater than or equal to the “for life” total withdrawal base.

Please note: Because the rider fee is a percentage of your “principal back” total withdrawal base on each rider anniversary, the fee can be substantially more than 0.90% of your policy value if that total withdrawal base is higher than your policy value.

Portfolio Allocation Method

If you elect the Living Benefits Rider, the Portfolio Allocation Method (“PAM”) will automatically be in effect. PAM is designed to help manage portfolio risk and support the guarantees under the Living Benefits Rider. Using PAM, we will monitor your policy value and may transfer amounts back and forth between the PAM TA AEGON U.S. Government Securities - Service Class subaccount (which invests in the Transamerica AEGON U.S. Government Securities VP - Service Class portfolio of the Transamerica Series Trust) or certain guaranteed period options of the fixed account (each a “PAM investment choice” and collectively, the “PAM investment choices”) and the variable investment choices you choose. You should read the underlying fund prospectus for the variable PAM investment choice(s) carefully before you elect the Living Benefits Rider. We will transfer amounts from your variable investment choices to the PAM investment choices to the extent we deem necessary to support the guarantees under the rider. We will transfer amounts to the PAM investment choices proportionally from all your variable investment choices. Currently, PAM transfers are being made to the PAM TA AEGON U.S. Government Securities - Service Class subaccount. We will not transfer amounts to the PAM investment choices if your policy value is greater than guarantees under the rider.

PAM is designed to help reduce portfolio risk associated with negative performance. Using PAM, we will transfer amounts from your variable investment choices to the PAM investment choices to the extent we deem necessary to help manage portfolio risk and support the guarantees under the Living Benefits Rider. You should not view the Living Benefits Rider nor PAM as a “market timing” or other type of investment program designed to enhance your policy value. If you choose this rider, it may result in a lower policy value in certain situations. If policy value is transferred from your chosen variable investment choices to the PAM investment choices, less of your policy value may be available to participate in any future positive investment performance of your variable investment choices. This may potentially provide a lower policy value than if you did not select the Living Benefits Rider.

Under PAM, the mathematical model compares a number of interrelated factors including your policy value and the guarantees under the rider to be provided in the future. The mathematical model also uses assumptions for interest rates, the duration of the policy and stock market volatility. The following table sets forth the most influential of these factors and indicates how each one (assuming all other factors remain constant) could trigger a transfer into or out of the PAM subaccounts.

Factor	Direction of Transfer
Policy Value Increases	Transfer to the investment options
Policy Value Decreases	Transfer to the PAM subaccounts
Interest Rates Increase	Transfer to the investment options
Volatility Increases	Transfer to the PAM subaccounts

The amount of the transfer will vary depending on the magnitude and direction of the change in these factors. We may transfer some or all of your policy value to or from the PAM investment choices.

Transactions you make also affect the number of PAM transfers including:

•	additional premium payments; and
•	excess withdrawals.

These transactions will change the policy value relative to the guarantees under the rider and may result in additional PAM transfers.

You may not allocate premium payments to, nor transfer policy value into or out of, the PAM investment choices. PAM transfers are not subject to any transfer fee and do not count against the number of any free transfers we allow. Transfers out of a fixed account PAM investment choice are at our discretion. Any transfer to your variable investment choices will be allocated into your variable investment choices in proportion to the amount of policy value in each variable investment choice.

Generally, transfers to the PAM investment choices first occur when the policy value drops by a cumulative amount of 3% to 5% over any period of time, although we may make transfers to the PAM investment choices when the policy value drops by a cumulative amount of less than 3% in relation to the guarantees. If the policy value continues to fall, more transfers to the PAM investment choices will occur. When a transfer occurs, the transferred policy value is allocated to the PAM investment choice(s) we deem appropriate. The policy value allocated to the PAM investment choices will remain there unless the performance of your chosen investment choices recovers sufficiently to enable us to transfer amounts back to your investment choices while maintaining the guarantees under the Living Benefits Rider. This generally occurs when the policy value increases by 5% to 10% in relation to the guarantees, although we may require a larger increase before transferring amounts back to your investment options.

The Daily Rebalancing Formula Under the Mathematical Model: As noted above, to limit our exposure under the rider, we transfer policy value from your investment options to the PAM subaccounts, to the extent called for by a mathematical model that will not change once you purchase the policy. We do this in order to minimize the need to provide payments (for example, when your policy value goes to zero by other than an excess withdrawal), or to extend the time before any payment is required. When payments become more likely (because your policy value is approaching zero), the mathematical model will tend to allocate more policy value to the PAM subaccounts. If, on the other hand, the policy value is much higher than the guarantees under the rider, then payments may not be necessary, and therefore, the mathematical model will tend to allocate more policy value to the investment options.

Each business day the mathematical model computes a “target allocation,” which is the portion of the policy value that is to be allocated to the investment options.

The target allocation depends on several factors, including the policy value as compared to the guarantees under the rider, the time until payments are likely required, and interest rates. However, as time passes, these factors change. Therefore, the target allocation changes from one business day to the next.

See “Appendix - PAM Method Transfers” for more detail regarding the workings of the mathematical model.

Upgrades

Prior to the annuitant’s 86th birthday and after the third rider anniversary, you can upgrade the total withdrawal base and guaranteed future value to the policy value by providing us the required notice. The minimum remaining withdrawal amounts will also be upgraded to the policy value and the maximum annual withdrawal amounts will be recalculated.

If an upgrade is elected, your current rider will terminate and a new rider will be issued with a new rider date, guaranteed future value date, and its own rider fee percentage (which may be higher than your current rider fee percentage). The “principal back” and “for life” withdrawal percentages will not change. The new rider date will be the date the Company receives all necessary information.

Annuitization

If you have reached your maximum annuity commencement date, we will allow you to annuitize your policy and elect to receive lifetime annuity payments equal to your 5% “for life” maximum annual withdrawal amount.

Termination

The Living Benefits Rider will terminate upon the earliest of the following:

•	the date we receive written notice from you in good order requesting termination of the Living Benefits Rider (you may not terminate the rider before the third rider anniversary);
•

annuitization (however, if you have reached your maximum annuity commencement date you may choose an annuitization option which guarantees you lifetime payments in an amount equal to your 5% “for life” maximum annual withdrawal amount);

•	the date the policy to which this rider is attached is assigned or the owner is changed without our approval;
•	the date an excess withdrawal reduces your policy value to zero; or
•	termination of your policy.

Please note: This feature terminates upon annuitization and there is a maximum annuity commencement date.

The Living Benefits Rider may vary for certain policies, may not be available for all policies, and may not be available in all states. This disclosure explains the material features of the Living Benefits Rider.

Income LinkSM Rider

You may elect to purchase the optional Income LinkSM rider which, provides you with: (1) a guaranteed lifetime withdrawal benefit that uses a higher withdrawal percentage for a defined period of time and then resets to a lower percentage (see Withdrawal Options and Percentages section below); and (2) an opportunity for increases in the rider withdrawal amount. This rider is available during the accumulation phase, and requires that you allocate 100% of your policy value in certain designated investment choices which are designed to help manage the Company’s risk and support the guarantees under the rider. The tax rules for qualified policies may limit the value of this rider. Please consult a qualified tax advisor before electing the Income LinkSM rider for a qualified policy. The date this rider is added to your policy is the “rider date.” You choose the date of the first Income LinkSM rider systematic withdrawal, which is the Income LinkSM rider start date. If you elect the Income LinkSM rider you cannot elect another GLWB. The guaranteed lifetime withdrawal benefit is based on the claims-paying ability of Transamerica.

Income LinkSM Rider - Base Benefit

Under this benefit, you can receive up to the rider withdrawal amount each Income LinkSM rider withdrawal year (first as systematic withdrawals from your policy value and, if necessary, as systematic payments from us), beginning on the Income LinkSM rider start date and lasting until the annuitant’s death (unless a non-Income LinkSM rider systematic withdrawal reduces your withdrawal base to zero; see Withdrawal Base Adjustments below). The first Income LinkSM rider withdrawal year begins on the Income LinkSM rider start date and each successive Income LinkSM rider withdrawal year begins thereafter on each anniversary of that date.

Income LinkSM Rider – Systematic Withdrawals. In order to begin receiving Income LinkSM rider systematic withdrawals, you must elect the withdrawal option and frequency (monthly, quarterly, semi-annually or annually) through which you will receive the Income LinkSM rider systematic withdrawals (for qualified policies you will also have to elect whether or not to receive your minimum required distribution amount as calculated herein). Any change to the frequency of your Income LinkSM rider systematic withdrawals will take effect at the beginning of the next Income LinkSM rider withdrawal year. Any other withdrawal, regardless of amount or timing, is a non-Income LinkSM rider systematic withdrawal. See Withdrawal Base Adjustments below.

Of course, you can always withdraw any amount up to your cash value pursuant to your rights under the policy at your discretion however, withdrawals other than Income LinkSM rider systematic withdrawals (and certain minimum required distributions) will reduce the withdrawal base. See the “Appendix - Guaranteed Lifetime Withdrawal Benefit

Adjusted Partial Surrenders - Income LinkSM Rider” for an example showing the effect of a hypothetical withdrawal in more detail.

Please note:

•

You will begin paying the rider charge as of the date the rider takes effect, even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid under the rider if you never choose to take withdrawals and/or if you never receive any payments under the rider.

•

We have designed this rider to allow for Income LinkSM rider systematic withdrawals from your policy value each Income LinkSM rider withdrawal year that are less than or equal to the rider withdrawal amount. You should not purchase this rider if you plan to take withdrawals in excess of the rider withdrawal amount or on a non-systematic basis, because such withdrawals may significantly reduce or eliminate the value of the guarantees provided by the rider.

•	Depending on which withdrawal option you elect, your withdrawal percentage will decrease after second, third, fourth, fifth, sixth or seventh withdrawal year.
•

The longer you wait to start taking Income LinkSM rider systematic withdrawals under the rider, the less time you have to benefit from the guarantee because of decreasing life expectancy as you age. You should carefully consider when to begin making withdrawals. There is a risk that you will not begin making withdrawals at the most financially beneficial time for you.

•

Because the guaranteed lifetime withdrawal benefit under this rider is accessed through regular Income LinkSM rider systematic withdrawals that do not exceed the rider withdrawal amount, the rider may not be appropriate for you if you do not foresee a need for liquidity and your primary objective is to take maximum advantage of the tax deferral aspect of the policy.

•

All policy value must be allocated to a limited number of specified funds. You should consult with your registered representative to assist you in determining whether these certain investment options are suited for your financial needs and risk tolerance.

•

Any withdrawal that is not an Income LinkSM rider systematic withdrawal (or certain minimum required distributions) will decrease the withdrawal base; the impact may be on a greater than dollar-for-dollar basis.

•

During any Income LinkSM rider withdrawal year, if there is a withdrawal base adjustment, the remaining rider withdrawal amount and the Income LinkSM rider systematic withdrawal amount will increase or decrease by the same percentage as the withdrawal base.

•

Upon the death of the annuitant (or the death of the surviving spouse if the joint option is elected and the surviving spouse was eligible to and elected to continue the policy), the Income LinkSM rider terminates and all benefits thereunder cease.

•

The only way to receive withdrawals (either Income LinkSM rider systematic withdrawals or minimum required distributions) without causing an adjustment to the withdrawal base is to use the Income LinkSM rider systematic withdrawal programs.

Like all withdrawals, Income LinkSM rider systematic withdrawals while this rider is in effect also:

•	reduce your policy value;
•	reduce the amount you can withdraw “adjustment free” as a minimum required distribution;
•	reduce your base policy death benefit and other benefits;
•	may be subject to surrender charges;
•	may be subject to income taxes and federal tax penalties; and
•	may be limited or restricted under certain qualified policies.

Rider Withdrawal Amount. You can withdraw up to the rider withdrawal amount systematically each Income LinkSM rider withdrawal year from your policy value without causing an adjustment. See Withdrawal Base Adjustments below. You must use a systematic withdrawal program to withdraw your rider withdrawal amount. Such withdrawals are Income LinkSM rider systematic withdrawals. Any withdrawal other than an Income LinkSM rider systematic withdrawal is considered a non-Income LinkSM rider systematic withdrawal and will result in a withdrawal base adjustment (except for certain minimum required distributions, see Minimum Required Distribution below).

The annual rider withdrawal amount is zero until the Income LinkSM rider start date. On the Income LinkSM rider withdrawal year thereafter, the annual rider withdrawal amount is equal to the applicable withdrawal percentage (based on the withdrawal option you elect) multiplied by the withdrawal base. During any Income LinkSM rider withdrawal year, the rider withdrawal amount and Income LinkSM rider systematic withdrawal amount may be adjusted up or down as described in the Withdrawal Base Adjustment below.

Minimum Required Distribution: Prior to the Income LinkSM rider start date, the systematic withdrawal of the minimum required distribution amount (determined as set forth below) will not cause an adjustment. After the Income LinkSM rider start date, the withdrawal of the minimum required distribution amount (determined as set forth below) will not cause an adjustment to the withdrawal base; however, it must be withdrawn pursuant to an Income LinkSM rider systematic withdrawal program whereby you will receive your Income LinkSM rider systematic withdrawals and any remaining minimum required distribution amount as calculated herein distributed at the end of the applicable calendar year (not at the end of the applicable rider year).

If the plan participant (generally the annuitant) is at least 70 1/2 years old, you can withdraw via a systematic withdrawal option, an amount equal to any minimum required distribution amount (for the tax year on that rider anniversary) calculated using only: (1) the living annuitant’s age, (2) the IRS Uniform Lifetime table or, if applicable, the Joint Life and Survivor Expectancy table, (3) the policy value of the base policy, (prior to the first rider anniversary we use the policy value on the rider date and thereafter we use the policy value on the date prescribed by the IRS) and (4) amounts from the current calendar year (no carry-over from past years). Minimum required distribution amounts calculated as set forth above and taken via a systematic withdrawal option will not cause an adjustment under this provision of the rider. Any withdrawal during a calendar year will reduce the withdrawal base adjustment free minimum required distribution amount for that year.

Please note: If you want to change the mode of the systematic withdrawal through which you are receiving your “adjustment free” minimum required distribution, your change will not take effect until the next anniversary of your systematic withdrawal program. Likewise, if you stop a systematic withdrawal program you cannot restart a new systematic program until the date that would have been the anniversary of the systematic withdrawal program you stopped. (For example, if you started a monthly systematic withdrawal program to receive your “adjustment free” minimum required distribution amount on August 19th, and stopped it on December 21st of that same year, you could not restart a new systematic withdrawal program until August 19th of the following year.)

If your policy value reaches zero by other than an excess withdrawal, then you cannot make premium payments and all other policy features, benefits, and guarantees (except those provided by this rider) are terminated. If your policy value reaches zero by other than an excess withdrawal, we will, unless instructed otherwise, disburse any remaining minimum required distribution amount for the current rider year and set up monthly payments beginning in the next rider year according to your guarantees.

Please note:

•	The rider withdrawal amount will be zero until the Income LinkSM rider start date, however, you will still be charged a rider fee prior to this time.
•

You cannot carry over any portion of your rider withdrawal amount that is not withdrawn during an Income LinkSM rider withdrawal year for withdrawal in a future Income LinkSM rider withdrawal year. This means that if you do not take the entire rider withdrawal amount during an Income LinkSM rider withdrawal year, you cannot take more than the rider withdrawal amount in the next Income LinkSM rider withdrawal year and maintain the rider’s guarantees.

•	Non-Income LinkSM rider systematic withdrawals may cause you to lose the benefit of the rider.
•	All policy value must be allocated to a limited number of specified funds. (See “ Appendix - Designated Investment Options.”)

Withdrawal Options and Percentages. We use the withdrawal percentage to calculate the rider withdrawal amount. The withdrawal percentage is determined by the withdrawal option you select. The withdrawal percentages, categorized by withdrawal option, are as follows:

Withdrawal Option - number years at increased rate	Withdrawal Percentage - Single Life Option	Withdrawal Percentage - Joint Life Option
7 years	5% for 7 years and 4% thereafter	4.5% for 7 years and 3.5% thereafter
6 years	6% for 6 years and 4% thereafter	5.5% for 6 years and 3.5% thereafter
5 years	7% for 5 years and 4% thereafter	6.5% for 5 years and 3.5% thereafter
4 years	8% for 4 years and 4% thereafter	7.5% for 4 years and 3.5% thereafter
3 years	9% for 3 years and 4% thereafter	8.5% for 3 years and 3.5% thereafter
2 years	10% for 2 years and 4% thereafter	9.5% for 2 years and 3.5% thereafter

Please note, once established, the withdrawal percentage will not increase.

Withdrawal Base. We use the withdrawal base to calculate the rider withdrawal amount. The withdrawal base on the rider date is the policy value. During any rider year, the withdrawal base is equal to the withdrawal base on the rider date or most recent rider anniversary, plus subsequent premium payments, less subsequent withdrawal base adjustments due to non-Income LinkSM rider systematic withdrawals.

Please note:

•

We determine the withdrawal base solely to calculate the rider withdrawal amount and rider fee. Your withdrawal base is not a cash value, a surrender value, or a death benefit. It is not available for withdrawal, it is not a minimum return for any subaccount, and it is not a guarantee of policy value.

•

Because the withdrawal base is generally equal to the policy value on the rider date, the rider withdrawal amount may be lower if you delay electing the rider and the policy value decreases before you elect the rider.

On each rider anniversary, the withdrawal base will equal the greater of:

•	current withdrawal base or;
•	the Automatic Step-up amount (see Automatic Step-Up below).

Automatic Step-Up. On each rider anniversary, we will automatically step-up the withdrawal base to an amount equal to the greater of (1) the highest policy value on any monthiversarySM during the preceding rider year, if no non-Income LinkSM rider systematic withdrawal occurred, or (2) the policy value on the rider anniversary. If neither value is greater than the current withdrawal base, no automatic step-up will occur.

The rider fee percentage may increase (or decrease) at the time of any automatic step-up. The rider fee percentage will not exceed the maximum rider fee percentage in the fee table.

Please note:

•	The withdrawal base “steps-up” on rider anniversaries whereas a Income LinkSM rider withdrawal year begins on the Income LinkSM rider start date and each anniversary thereof.
•

If an automatic step-up occurs, your remaining rider withdrawal amount and Income LinkSM rider systematic withdrawal amount is proportionally increased for the remainder of that Income LinkSM rider withdrawal year.

Automatic Step-Up Opt Out. Each time an automatic step-up results in a rider fee percentage increase, you have the option to reject the automatic step-up and reinstate the withdrawal base and rider fee percentage to their respective amounts immediately before the automatic step-up, provided that you do so within 30 days after the rider anniversary on which the automatic step-up occurred. We must receive your rejection (each time you elect to opt out), in good order, at our Administrative Office within the same 30 day period after the rider anniversary on which the automatic step-up occurred. Opting out of one step-up does not operate as an opt-out of any future step-ups.

Withdrawal Base Adjustments. Premium additions will increase the withdrawal base on a dollar-for-dollar basis. See Automatic Step-Up above for a description of how automatic step-ups increase the withdrawal base.

Income LinkSM rider systematic withdrawals up to the rider withdrawal amount will not reduce the withdrawal base. Non-Income LinkSM rider systematic withdrawals will reduce the withdrawal base, however, by the greater of the dollar amount of the withdrawal (if the policy value is greater than the withdrawal base) or a pro rata amount (in proportion to the reduction in the policy value when the policy value is less than the withdrawal base), possibly to zero. See “Appendix - Guaranteed Lifetime Withdrawal Benefit Adjusted Partial Surrenders - Income LinkSM Rider” for examples showing the effect of hypothetical withdrawals in more detail. The effect of a negative adjustment is amplified if the policy value is less than the withdrawal base. See the “Appendix - Guaranteed Lifetime Benefit Adjustment Partial Surrenders - Income LinkSM Rider” for examples showing the effect of hypothetical non-Income LinkSM rider systematic withdrawals in more detail, including a non-Income LinkSM rider systematic withdrawal that reduces the withdrawal base by a pro rata amount. Withdrawal base adjustments occur immediately following premium additions or non-Income LinkSM rider systematic withdrawals. If you take a non-Income LinkSM rider systematic withdrawal that reduces your policy value (and withdrawal base) to zero, then the Income LinkSM rider will terminate and you will lose all its benefits.

Please Note: We do not monitor for non-Income LinkSM rider systematic withdrawals or notify you of withdrawal base adjustments. If you take a non-Income LinkSM rider systematic withdrawal please note your Income LinkSM rider systematic withdrawal amount will be reduced.

Designated Investment Options. If you elect this rider, you must designate 100% of your policy value into one or more of the designated investment options approved for the Income LinkSM Rider. See “Appendix - Designated Investment Options” for a complete listing of available subaccounts.

Transfers between the designated investment options are allowed as permitted under the policy; however, you cannot transfer any amount (or allocate premium payments) to any non-designated investment option. Following the fifth rider anniversary you can terminate this rider. Starting the next business day, you may transfer (or allocate premium payments) to a non-designated investment option. Terminating the rider will result in losing all your benefits under the rider.

Please note:

•

The earliest you can transfer (or allocate premium payments) to a non-designated investment option is the first business day after the fifth rider anniversary. You will be required to terminate the rider first (and lose its benefits).

•

We can eliminate a designated investment option at any time. If this occurs, then a policy owner will be required to reallocate values in the affected designated investment options to other designated investment options that meet the allocation requirements.

Income LinkSM Rider - Joint Life Option

If you elect this rider, then you can also elect to postpone termination of the rider until the later of the annuitant or annuitant’s spouse’s death (only if the annuitant’s spouse is eligible to and elects to continue the policy). If you elect the Joint Life option, then the withdrawal percentage (used to calculate the rider withdrawal amount) is lower.

Please note:

•	The withdrawal percentage for each withdrawal option is lower if you elect this option.
•	The annuitant’s spouse must be either a joint owner along with the annuitant or the sole primary beneficiary (and there is no joint owner), if you elect this option.
•

A former spouse of the annuitant cannot continue to keep the policy in force if no longer married to the annuitant at the time of the annuitant’s death. In that event, the rider will terminate and no additional withdrawals under the rider will be permitted.

•	The annuitant’s spouse for purposes of this rider cannot be changed to a new spouse.
•	This option may not be permitted in the case of non-natural owners.

Income LinkSM Rider Fees

Income LinkSM Rider Fee. The rider fee is calculated on the rider date and at the beginning of each rider quarter. The rider fee will be adjusted for any premium additions and non-Income LinkSM rider systematic withdrawals during the rider quarter. It will be deducted automatically from your policy value at the end of each rider quarter.

On an annual basis, in general terms, the rider fee is the applicable “rider fee percentage” (see ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES) times the withdrawal base.

The quarterly fee is calculated by multiplying (A) by (B) by (C), where:

(A)	is the withdrawal base;
(B)	rider fee percentage; and
(C)	is the number of (remaining) days in the rider quarter divided by the total number of days in the applicable rider year.

Example 1: Calculation at rider issue for first quarter rider fee assuming an initial withdrawal base of $100,000.

= 100,000*0.009*(91/365)

= 900*(91/365)

= $224.38

We will assess a prorated rider fee upon termination of the rider for the period beginning on the first day of the most recent rider quarter and ending on the date of termination.

Beginning on the first rider anniversary, the rider fee percentage may increase (or decrease) at the time of an automatic step-up. Each time an automatic step-up will result in a rider fee percentage increase, you will have the option to reject the automatic step-up and reinstate the withdrawal base and rider fee percentage to their respective amounts immediately before the automatic step-up (adjusted for any subsequent premium payments or withdrawals), provided that you do so within 30 calendar days after the rider anniversary on which the automatic step-up occurred. We must receive your rejection, in good order, at our Administrative Office within the 30 day period after the rider anniversary on which the automatic step-up occurred.

Please note regarding the rider fee:

•	Because the rider fee is a percentage of the withdrawal base, it could be a much higher percentage of your policy value, particularly in the event that your policy value decreases significantly.
•	Because the rider fee is a percentage of the withdrawal base, the amount of the rider fee we deduct will increase if the withdrawal base increases (although the percentage will remain the same).

Rider Fee Adjustment for Withdrawal Base Adjustments. A rider fee adjustment will also be calculated for subsequent premium payments and non-Income LinkSM rider systematic withdrawals because these events will change the withdrawal base. The rider fee adjustment may be positive or negative and will be added to or subtracted from the rider fee to be collected.

We will also deduct the rider fee pro rata upon full surrender of the policy or other termination of the rider.

Example 2: Calculation for the first quarter fee assuming initial withdrawal base from Example 1 above, plus an adjustment for an additional premium payment of $10,000 made with 20 days remaining in the first rider quarter. The withdrawal base change equals $100,000. The fee adjustment is:

= 10,000*0.009*(20/365)

= 90*(20/365)

= $4.93

Total fee assessed at the end of the first rider quarter (assuming no further fee adjustments):

= 4.93 + 224.38

=$229.31

Income LinkSM Rider Issue Requirements

The Company will not issue the Income LinkSM rider unless:

•	the annuitant is at least 55 years old and not yet 81 years old (lower if required by state law);
•	the annuitant is also an owner (except in the case of non-natural owners);
•	there are no more than two owners; and
•

if the joint life option is elected, the annuitant’s spouse is at least 55 years old and not yet 81 years old (lower if required by state law) and (1) is a joint owner along with the annuitant or (2) is the sole primary beneficiary (and there is no joint owner). The use of the joint life option may not be permitted in the case of certain non-natural owners.

Termination

The Income LinkSM rider will terminate upon the earliest of the following:

•	the date we receive written notice from you requesting termination of the rider if such notice is received by us following the fifth rider anniversary;
•	the death of the annuitant (or if the joint life option was elected, the death of the annuitant’s spouse if that spouse was eligible to and elected to continue the policy as the surviving spouse);
•

annuitization (however, if you have reached your maximum annuity commencement date you may choose an annuitization option which guarantees you lifetime payments in an amount equal to your rider withdrawal amount);

•	the date the policy to which this rider is attached is assigned or the owner is changed without our approval;
•	the date an excess withdrawal reduces your policy value to zero; or
•	termination of your policy.

Please note: This rider terminates upon annuitization and there is a maximum annuity commencement date at which time your policy will be annuitized according to its terms. However, if you have reached your maximum annuity commencement date, we will allow you to annuitize your policy and elect to receive lifetime annuity payments which are at least equal to your rider withdrawal amount (this option also guarantees that if the annuitant dies before the sum of annuity payments equals the policy value on the maximum annuity commencement date, the annuitant’s beneficiary will receive a final payment equal to the difference). Please contact us for more information concerning your options.

The Income LinkSM rider may vary for certain policies, may not be available for all policies, and may not be available in all states. This disclosure explains the material features of the Income LinkSM rider.

Retirement Income MaxSM Rider

You may elect to purchase the optional Retirement Income MaxSM rider which, provides you with: (1) a guaranteed lifetime withdrawal benefit; and (2) an opportunity for increases in the rider withdrawal amount. This rider is available during the accumulation phase, and requires that you allocate 100% of your policy value in certain designated investment choices which are designed to help manage the Company’s risk and support the guarantees under the rider. The tax rules for qualified policies may limit the value of this rider. Please consult a qualified tax advisor before electing the Retirement Income MaxSM rider for a qualified policy. If you elect the Retirement Income MaxSM rider you cannot elect another GLWB. The guaranteed lifetime withdrawal benefit is based on the claims-paying ability of Transamerica.

Retirement Income MaxSM – Base Benefit

Under this benefit, you can receive up to the rider withdrawal amount each rider year (first as withdrawals from your policy value and, if necessary because your policy value goes to zero by other than an excess withdrawal, as payments from us for life), starting with the rider year immediately following the annuitant’s (or the annuitant’s spouse if younger and the joint life option is elected) 59th birthday and lasting until the annuitant’s (or surviving spouse’s if the joint life option is elected) death (unless your withdrawal base is reduced to zero because of an “excess withdrawal”; see Withdrawal Base Adjustments, below). A rider year begins on the rider date and thereafter on each anniversary of that date.

Of course, you can always withdraw an amount up to your cash value pursuant to your rights under the policy at your discretion.

See the “Appendix - Adjusted Partial Surrenders - Guaranteed Lifetime Withdrawal Benefit Riders” for examples showing the effect of hypothetical withdrawals in more detail.

Please note:

•

You will begin paying the rider charge as of the date the rider takes effect, even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid under the rider if you never choose to take withdrawals and/or if you never receive any payments under the rider.

•

We have designed this rider to allow for withdrawals from your policy value each rider year that are less than or equal to the rider withdrawal amount. You should not purchase this rider if you plan to take withdrawals in excess of the rider withdrawal amount, because such excess withdrawals may significantly reduce or eliminate the value of the guarantee provided by the rider.
•

The longer you wait to start making withdrawals under the benefit, the less time you have to benefit from the guarantee because of decreasing life expectancy as you age. On the other hand, the longer you wait to begin making withdrawals, the higher your withdrawal percentage may be, the higher the withdrawal base due to growth may be, and the more opportunities you will have to lock in a higher withdrawal base. You should carefully consider when to begin making withdrawals. There is a risk that you will not begin making withdrawals at the most financially beneficial time for you.

•

Because the guaranteed lifetime withdrawal benefit under this rider is accessed through regular withdrawals that do not exceed the rider withdrawal amount, the rider may not be appropriate for you if you do not foresee a need for liquidity and your primary objective is to take maximum advantage of the tax deferral aspect of the policy.

•

All policy value must be allocated to a limited number of specified funds. You should consult with your registered representative to assist you in determining whether these certain investment options are suited for your financial needs and risk tolerance.

•	Any amount of withdrawals in any rider year that are in excess of the rider withdrawal amount are excess withdrawals.
•	An excess withdrawal may impact the withdrawal base on a greater than dollar-for-dollar basis and may cause you to lose the benefit of this rider.
•

Upon the death of the annuitant (or the death of the surviving spouse if the joint option is elected and the surviving spouse was eligible to and elected to continue the policy), the Retirement Income MaxSM rider terminates and all benefits thereunder cease.

Like all withdrawals, withdrawals while this rider is in effect also:

•	reduce your policy value;
•	reduce your base policy death benefit and other benefits;
•	may be subject to surrender charges;
•	may be subject to income taxes and federal tax penalties; and
•	may be limited or restricted under certain qualified policies.

Rider Withdrawal Amount. You can withdraw up to the rider withdrawal amount in any rider year (after age 59) from your policy value without causing an excess withdrawal. See Withdrawal Base Adjustments below.

The rider withdrawal amount is zero if the annuitant (or the annuitant’s spouse if younger and the joint life option is elected) is not 59 years old on the rider date and remains zero until the first day of the rider year after the annuitant’s (or the annuitant’s spouse’s if younger and the joint life option is elected) 59th birthday. If the annuitant (or the annuitant’s spouse if younger and the joint life option is elected) is at least 59 years old on the rider date, then the rider withdrawal amount is equal to the withdrawal base multiplied by the withdrawal percentage (see below).

For qualified policies: If the plan participant (generally the annuitant) is at least 70 1/2 years old, the rider withdrawal amount for that rider year (and each subsequent rider year) is equal to the greater of:

•	the rider withdrawal amount described above; or
•

an amount equal to any minimum required distribution amount (for the tax year on that rider anniversary) calculated using only: (1) the living annuitant’s age, (2) the IRS Uniform Lifetime table or, if applicable, the Joint Life and Survivor Expectancy table, (3) the policy value of the base policy, (prior to the first rider anniversary we use the policy value on the rider date and thereafter we use the policy value on the date prescribed by the IRS) and (4) amounts from the current calendar year (no carry-over from past years).

Only amounts calculated as set forth above can be used as the rider withdrawal amount. If the minimum required distribution amount (determined as set forth above) exceeds the rider withdrawal amount, the excess will not be treated as an excess withdrawal under the rider. See “Appendix - Adjusted Partial Surrenders- Guaranteed Lifetime Withdrawal Benefit Riders” for an example showing the effect of a minimum required distribution amount.

If your policy value reaches zero:

•

due to a non-excess withdrawal, then you cannot make premium payments and all other policy features, benefits, and guarantees (except those provided by this rider) are terminated. If your policy value reaches zero by other than an excess withdrawal, we will, unless instructed otherwise, disburse any remaining minimum required distribution amount for the current rider year and set up monthly payments beginning in the next rider year according to your guarantees.

•	due to an excess withdrawal, then this rider terminates (as does the policy).

Please note:

•

If the rider is added prior to the annuitant’s 59th birthday, the rider withdrawal amount will be zero until the beginning of the rider year after the annuitant’s 59th birthday, however, you will still be charged a rider fee prior to this time.

•

You cannot carry over any portion of your rider withdrawal amount that is not withdrawn during a rider year for withdrawal in a future rider year. This means that if you do not take the entire rider withdrawal amount during a rider year, you cannot take more than the rider withdrawal amount in the next rider year and maintain the rider’s guarantees.

•	Excess withdrawals may cause you to lose the benefit of the rider.
•	All policy value must be allocated to a limited number of specified funds. (See “Designated Investment Options.”)

For riders issued on or after December 12, 2011.

Withdrawal Percentage. We use the withdrawal percentage to calculate the rider withdrawal amount. The withdrawal percentage is determined by the annuitant’s age (or the annuitant’s spouse’s age if younger and the joint life option is elected) at the time of the first withdrawal taken on or after the rider anniversary immediately following the annuitant’s (or the annuitant’s spouse’s if younger and the joint life option is elected) 59th birthday. The withdrawal percentage is as follows:

Age at time of first withdrawal	Withdrawal Percentage— Single Life Option	Withdrawal Percentage— Joint Life Option
0-58	0.0%	0.0%
59-64	4.30%	3.80%
65-79	5.30%	4.80%
≥ 80	6.30%	5.80%

Please note, once established, the withdrawal percentage will not generally increase even though the annuitant’s age increases except in certain instances involving automatic step-ups.

For riders issued before December 12, 2011.

Withdrawal Percentage. We use the withdrawal percentage to calculate the rider withdrawal amount. The withdrawal percentage is determined by the annuitant’s age (or the annuitant’s spouse’s age if younger and the joint life option is elected) at the time of the first withdrawal taken on or after the rider anniversary immediately following the annuitant’s (or the annuitant’s spouse’s if younger and the joint life option is elected) 59th birthday. The withdrawal percentage is as follows:

Age at time of first withdrawal	Withdrawal Percentage— Single Life Option	Withdrawal Percentage— Joint Life Option
0-58	0.0%	0.0%
59-64	4.5%	4.10%
65-74	5.5%	5.10%
≥ 75	6.5%	6.10%

Please note, once established, the withdrawal percentage will not generally increase even though the annuitant’s age increases except in certain instances involving automatic step-ups.

Withdrawal Base. We use the withdrawal base to calculate the rider withdrawal amount. The withdrawal base on the rider date is the policy value. During any rider year, the withdrawal base is equal to the withdrawal base on the rider date or most recent rider anniversary, plus subsequent premium payments, less subsequent withdrawal base adjustments due to excess withdrawals.

Please note:

•

We determine the withdrawal base solely to calculate the rider withdrawal amount and rider fee. Your withdrawal base is not a cash value, a surrender value, or a death benefit. It is not available for withdrawal, it is not a minimum return for any subaccount, and it is not a guarantee of policy value.

•

Because the withdrawal base is generally equal to the policy value on the rider date, the rider withdrawal amount may be lower if you delay electing the rider and the policy value decreases before you elect the rider.

On each rider anniversary, the withdrawal base will equal the greatest of:

•	current withdrawal base;
•	the withdrawal base immediately before the rider anniversary, increased by the growth credit, if any (see Growth below);
•	the policy value on any monthiversarySM, (the same day of the month as the rider date, or the next business day if our Administrative Office or the New York Stock Exchange are closed) including the current rider anniversary (see Automatic Step-Up below).

See “Appendix - Hypothetical Example of the Withdrawal Base Calculation - Retirement Income MaxSM Rider” which illustrates the hypothetical example of the withdrawal base calculation.

Growth. On each of the first ten rider anniversaries, we will add an annual growth credit to your withdrawal base if no withdrawal occurred during the preceding rider year. The annual growth credit is equal to 5.0% of the withdrawal base immediately before the rider anniversary (i.e., withdrawal base x 0.05).

Please note: Because a withdrawal will eliminate a potential growth credit for that rider year, you should consider your need or possible need to take withdrawals within the first 10 rider years in deciding whether to purchase the rider.

Automatic Step-Up. On each rider anniversary, we will automatically step-up the withdrawal base to an amount equal to the greater of (1) the highest policy value on any monthiversarySM during the preceding rider year, if no excess withdrawal occurred, or (2) the policy value on the rider anniversary. If neither value is greater than the current withdrawal base, or the withdrawal base is increased by any growth percentage, no automatic step-up will occur. The withdrawal percentage (as indicated in the withdrawal percentage table) will also increase if you have crossed into another age band prior to the automatic step-up. Please note, the increase is part of the automatic step-up and if no automatic step-up occurs then there will be no withdrawal percentage increase.

On each rider anniversary the rider fee percentage may increase (or decrease) up to 75 basis points (0.75%) at the time of any automatic step-up (but will not exceed the maximum rider fee percentage in the fee table), i.e., the rider fee percentage is reset to the rider fee percentage then associated with newly issued riders.

Automatic Step-Up Opt Out. Each time an automatic step-up results in a rider fee percentage increase, you have the option to reject the automatic step-up and reinstate the withdrawal base, withdrawal percentage, and rider fee percentage to their respective amounts immediately before the automatic step-up, provided that you do so within 30 days after the rider anniversary on which the automatic step-up occurred. We must receive your rejection (each time you elect to opt out), in good order, at our Administrative Office within the same 30 day period after the rider anniversary on which the automatic step-up occurred. Opting out of one step-up does not operate as an opt-out of any future step-ups.

Withdrawal Base Adjustments. Cumulative gross partial withdrawals up to the rider withdrawal amount in any rider year will not reduce the withdrawal base. Any amount of gross partial withdrawals in excess of the rider withdrawal amount in any rider year (“excess withdrawals”) will reduce the withdrawal base, however, by the greater of the dollar amount of the excess withdrawal (if the policy value is greater than the withdrawal base) or a pro rata amount (in proportion to the reduction in the policy value when the policy value is less than the withdrawal base), possibly to zero. If an excess withdrawal reduces the policy value to zero, this rider will terminate. Withdrawal base adjustments occur immediately following excess withdrawals. See “Appendix - Adjusted Partial Surrenders - Guaranteed Lifetime Withdrawal Benefit Riders” for examples showing the effect of hypothetical withdrawals in more detail, including an excess withdrawal that reduces the withdrawal base by a pro rata amount. The effect of an excess withdrawal is amplified if the policy value is less than the withdrawal base.

Please Note: We do not monitor for, or notify you of, excess withdrawals. If you take regular or scheduled withdrawals please pay particular attention to any excess withdrawal because your otherwise regular or scheduled non-excess withdrawals may thereafter all be excess withdrawals that reduce or eliminate your benefit on an accelerated basis.

Designated Investment Options. If you elect this rider, you must designate 100% of your policy value into one or more of the designated investment options approved for the Retirement Income MaxSM Rider. See “Appendix - Designated Investment Options” for a complete listing of available subaccounts.

Transfers between the designated investment options are allowed as permitted under the policy; however, you cannot transfer any amount (or allocate premium payments) to any non-designated investment option. Within 30 days following the fifth rider anniversary (and each successive fifth rider anniversary), you can terminate this rider. Starting the next business day, you may transfer (or allocate premium payments) to a non-designated investment option. Terminating the rider will result in losing all your benefits under the rider.

Please note:

•

The earliest you can transfer (or allocate premium payments) to a non-designated investment option is the first business day after the fifth rider anniversary. You will be required to terminate the rider first (and lose its benefits).

•

We can eliminate a designated investment option at any time. If this occurs, then a policy owner will be required to reallocate values in the affected designated investment options to other designated investment options that meet the allocation requirements.

Retirement Income MaxSM – Joint Life Option

If you elect this rider, then you can also elect to postpone termination of the rider until the later of the annuitant or annuitant’s spouse’s death (only if the annuitant’s spouse is eligible to and elects to continue the policy). If you elect the Joint Life option, then the withdrawal percentage (used to calculate the rider withdrawal amount) is lower.

Please note:

•	The annuitant’s spouse must be either a joint owner along with the annuitant or the sole primary beneficiary (and there is no joint owner), if you elect this option.
•

A former spouse of the annuitant cannot continue to keep the policy in force if no longer married to the annuitant at the time of the annuitant’s death. In that event, the rider will terminate and no additional withdrawals under the rider will be permitted.

•	The annuitant’s spouse for purposes of this rider cannot be changed to a new spouse.
•	The rider withdrawal percentage is based on the age of the younger of the annuitant and annuitant’s spouse, if you elect this option.
•	The withdrawal percentage for each “age at the time of the first withdrawal” is lower if you elect this option.

Retirement Income MaxSM Rider Fees

For riders issued on or after December 12, 2011.

Retirement Income MaxSM. The rider fee is calculated on the rider date and at the beginning of each rider quarter. The rider fee will be adjusted for any premium additions and excess withdrawals. It will be deducted automatically from your policy value at the end of each rider quarter.

On an annual basis, in general terms, the rider fee is the “rider fee percentage” (see ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES) times the withdrawal base. Specifically, the quarterly fee is calculated by multiplying (A) by (B) multiplied by (C), where:

(A)	is the withdrawal base;
(B)	is the rider fee percentage; and
(C)	is the number of (remaining) days in the rider quarter divided by the total number of days in the applicable rider year.

Example 1: Calculation at rider issue for first quarter rider fee assuming an initial withdrawal base of $100,000.

=100,000*0.0125*(91/365)

=1,250*(91/365)

=$311.64

We will assess a prorated rider fee upon termination of the rider for the period beginning on the first day of the most recent rider quarter and ending on the date of termination.

On each rider anniversary the rider fee percentage may increase (or decrease) at the time of an automatic step-up. Each time an automatic step-up results in a rider fee percentage increase, you will have the option to reject the automatic step-up and reinstate the withdrawal base and rider fee percentage to their respective amounts immediately before the automatic step-up (adjusted for any subsequent premium payments or withdrawals), provided that you do so within 30 calendar days after the rider anniversary on which the automatic step-up occurred. We must receive your rejection, in good order, at our Administrative Office within the 30 day period after the rider anniversary on which the automatic step-up occurred.

Please note regarding the rider fee:

•	Because the rider fee is a percentage of the withdrawal base, it could be a much higher percentage of your policy value, particularly in the event that your policy value decreases significantly.
•	Because the rider fee is a percentage of the withdrawal base, the amount of the rider fee we deduct will increase if the withdrawal base increases (although the percentage(s) may remain the same).

Rider Fee Adjustment for Premium Payments and Excess Withdrawals. A rider fee adjustment will be calculated for subsequent premium payments and excess withdrawals because these events will change the withdrawal base. The rider fee adjustment may be positive or negative and will be added to or subtracted from the rider fee to be collected.

Example 2: Calculation for first quarter fee assuming initial withdrawal base from Example 1 above, plus an adjustment for an additional premium payment of $10,000 made with 20 days remaining in the first rider quarter. The withdrawal base change equals $10,000.

The fee adjustment is:

=10,000*0.0125*(20/365)

=125*(20/365)

=$6.85

Total fee assessed at the end of the first rider quarter (assuming no further rider fee adjustments):

=6.85 + 311.64

=$318.49

We will also deduct all rider fees pro rata upon full surrender of the policy or other termination of the rider.

For riders issued before December 12, 2011.

Retirement Income MaxSM. The rider fee is calculated on the rider date and at the beginning of each rider quarter. The rider fee will be adjusted for any premium additions and excess withdrawals. It will be deducted automatically from your policy value at the end of each rider quarter.

On an annual basis, in general terms, the rider fee is the “rider fee percentage” (see ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES) times the withdrawal base. Specifically, the quarterly fee is calculated by multiplying (A) by (B) multiplied by (C), where:

(A)	is the withdrawal base;
(B)	is the rider fee percentage; and
(C)	is the number of (remaining) days in the rider quarter divided by the total number of days in the applicable rider year.

Example 1: Calculation at rider issue for first quarter rider fee assuming an initial withdrawal base of $100,000.

=100,000*0.01(91/365)

=1,000*(91/365)

=$249.32

We will assess a prorated rider fee upon termination of the rider for the period beginning on the first day of the most recent rider quarter and ending on the date of termination.

On each rider anniversary the rider fee percentage may increase (or decrease) at the time of an automatic step-up. Each time an automatic step-up results in a rider fee percentage increase, you will have the option to reject the automatic step-up and reinstate the withdrawal base and rider fee percentage to their respective amounts immediately before the automatic step-up (adjusted for any subsequent premium payments or withdrawals), provided that you do so within 30 calendar days after the rider anniversary on which the automatic step-up occurred. We must receive your rejection, in good order, at our Administrative Office within the 30 day period after the rider anniversary on which the automatic step-up occurred.

Please note regarding the rider fee:

•	Because the rider fee is a percentage of the withdrawal base, it could be a much higher percentage of your policy value, particularly in the event that your policy value decreases significantly.
•	Because the rider fee is a percentage of the withdrawal base, the amount of the rider fee we deduct will increase if the withdrawal base increases (although the percentage(s) may remain the same).

Rider Fee Adjustment for Premium Payments and Excess Withdrawals. A rider fee adjustment will be calculated for subsequent premium payments and excess withdrawals because these events will change the withdrawal base. The rider fee adjustment may be positive or negative and will be added to or subtracted from the rider fee to be collected.

Example 2: Calculation for first quarter fee assuming initial withdrawal base from Example 1 above, plus an adjustment for an additional premium payment of $10,000 made with 20 days remaining in the first rider quarter. The withdrawal base change equals $10,000.

The fee adjustment is:

=10,000*0.01(20/365)

=100*(20/365)

=$5.48

Total fee assessed at the end of the first rider quarter (assuming no further rider fee adjustments):

=5.48 + 249.32

=$254.80

We will also deduct all rider fees pro rata upon full surrender of the policy or other termination of the rider.

Retirement Income MaxSM Rider Issue Requirements

The Company will not issue the Retirement Income MaxSM rider unless:

•	the annuitant is at least age 56 and not yet age 86 for Single Life and at least age 65 but not yet age 86 for Joint Life (lower if required by state law);
•	the annuitant is also an owner (except in the case of non-natural owners);
•	there are no more than two owners; and
•

if the joint life option is elected, the annuitant’s spouse is also not yet 86 (lower if required by state law) and (1) is a joint owner along with the annuitant or (2) is the sole primary beneficiary (and there is no joint owner).

Termination

The Retirement Income MaxSM rider will terminate upon the earliest of the following:

•

the date we receive written notice from you requesting termination of the rider if such notice is received by us during the 30 days following the fifth rider anniversary or every fifth rider anniversary thereafter;

•	the death of the annuitant (or if the joint life option was elected, the death of the annuitant’s spouse if that spouse was eligible to and elected to continue the policy as the surviving spouse);
•

annuitization (however, if you have reached your maximum annuity commencement date you may choose an annuitization option which guarantees you lifetime payments in an amount equal to your rider withdrawal amount);

•	the date the policy to which this rider is attached is assigned or if the owner is changed without our approval;
•	the date an excess withdrawal reduces your policy value to zero; or
•	termination of your policy.

Please note: This rider terminates upon annuitization and there is a maximum annuity commencement date at which time your policy will be annuitized according to its terms. However, if you have reached your maximum annuity commencement date, we will allow you to annuitize your policy and elect to receive lifetime annuity payments which are at least equal to your rider withdrawal amount. Please contact us for more information concerning your options.

The Retirement Income MaxSM rider and additional options may vary for certain policies, may not be available for all policies, and may not be available in all states. This disclosure explains the material features of the Retirement Income MaxSM rider.

Retirement Income ChoiceSM 1.6 Rider

You may elect to purchase the optional Retirement Income ChoiceSM 1.6 Rider which, provides you with: (1) a guaranteed lifetime withdrawal benefit; and (2) an opportunity for increases in the rider withdrawal amount. This rider is available during the accumulation phase, and requires that you allocate 100% of your policy value in certain designated investment choices. The tax rules for qualified policies may limit the value of this rider. Please consult a qualified tax advisor before electing the Retirement Income ChoiceSM 1.6 rider for a qualified policy. If you elect the Retirement Income ChoiceSM 1.6 rider you cannot elect another GLWB. The guaranteed lifetime withdrawal benefit is based on the claims-paying ability of Transamerica.

Retirement Income ChoiceSM 1.6 – Base Benefit

Under this benefit, you can receive up to the rider withdrawal amount each rider year (first as withdrawals from your policy value and, if necessary, as payments from us), starting with the rider year immediately following the annuitant’s (or the annuitant’s spouse if younger and the joint life option is elected) 59th birthday and lasting until the annuitant’s death (unless your withdrawal base is reduced to zero because of an “excess withdrawal”; see Withdrawal Base Adjustments and Rider Death Benefit Adjustments, below). A rider year begins on the rider date (the date the rider becomes effective) and thereafter on each anniversary of that date.

Please note:

•

You will begin paying the rider charge as of the date the rider takes effect, even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid under the rider if you never choose to take withdrawals and/or if you never receive any payments under the rider.

•

We have designed this rider to allow for withdrawals from your policy value each rider year that are less than or equal to the rider withdrawal amount. You should not purchase this rider if you plan to take withdrawals in excess of the rider withdrawal amount, because such excess withdrawals may significantly reduce or eliminate the value of the guarantees provided by the rider.

•

The longer you wait to start making withdrawals under the benefit, the less time you have to benefit from the guarantee because of decreasing life expectancy as you age. On the other hand, the longer you wait to begin making withdrawals, the higher your withdrawal percentage may be, the higher the withdrawal base due to growth may be, and the more opportunities you will have to lock in a higher withdrawal base. You should carefully consider when to begin making withdrawals. There is a risk that you will not begin making withdrawals at the most financially beneficial time for you.

•

Because the guaranteed lifetime withdrawal benefit under this rider is accessed through regular withdrawals that do not exceed the rider withdrawal amount, the rider may not be appropriate for you if you do not foresee a need for liquidity and your primary objective is to take maximum advantage of the tax deferral aspect of the policy.
•

All policy value must be allocated to a limited number of specified investment choices. You should consult with your registered representative to assist you in determining whether these investment choices are suited for your financial needs and risk tolerance.

•	Any amount of withdrawals in any rider year that are in excess of the rider withdrawal amount are excess withdrawals.
•	An excess withdrawal may impact the withdrawal base, and rider death benefit (if applicable) on a greater than dollar-for-dollar basis and may eliminate the benefit.
•	Any withdrawal will reduce your rider death benefit (if applicable).
•

Upon the death of the annuitant (or the death of the surviving spouse if the joint option is elected and the surviving spouse was eligible to and elected to continue the policy), the Retirement Income ChoiceSM 1.6 rider terminates and all benefits thereunder cease.

Like all withdrawals, withdrawals while this rider is in effect also:

•	reduce your policy value;
•	reduce your base policy death benefit and other benefits;
•	may be subject to surrender charges;
•	may be subject to income taxes and federal tax penalties; and
•	may be limited or restricted under certain qualified policies.

Rider Withdrawal Amount. You can withdraw up to the rider withdrawal amount in any rider year (after age 59) from your policy value without causing an excess withdrawal. See Withdrawal Base Adjustments and Rider Death Benefit Adjustments below.

The rider withdrawal amount is zero if the annuitant is not 59 years old on the rider date and remains zero until the first day of the rider year after the annuitant’s 59th birthday. If the annuitant (or the annuitant’s spouse if younger and the joint life option is elected) is at least 59 years old on the rider date, then the rider withdrawal amount is equal to the withdrawal base multiplied by the withdrawal percentage (see below).

For qualified policies: If the plan participant (generally the annuitant) is at least 70 1/2 years old, the rider withdrawal amount for that rider year (and each subsequent rider year) is equal to the greater of:

•	the rider withdrawal amount described above; or
•

an amount equal to any minimum required distribution amount (for the tax year on that rider anniversary) calculated using only: (1) the living annuitant’s age, (2) the IRS Uniform Lifetime table or, if applicable, the Joint Life and Survivor Expectancy table, (3) the policy value of the base policy, (prior to the first rider anniversary we use the policy value on the rider date and thereafter we use the policy value on the date prescribed by the IRS) and (4) amounts from the current calendar year (no carry-over from past years).

Only amounts calculated as set forth above can be used as the rider withdrawal amount. If the minimum required distribution amount (determined as set forth above) exceeds the rider withdrawal amount, the excess will not be treated as an excess withdrawal under the rider.

If your policy value reaches zero by other than an excess withdrawal, then you cannot make premium payments and all other policy features, benefits, and guarantees (except those provided by this rider) are terminated. If your policy value reaches zero by other than an excess withdrawal, we will, unless instructed otherwise, disburse any remaining minimum required distribution amount for the current rider year and set up monthly payments beginning in the next rider year according to your guarantees.

Please note:

•

If the rider is added prior to the annuitant’s 59th birthday, the rider withdrawal amount will be zero until the beginning of the rider year after the annuitant’s 59th birthday, however, you will still be charged a rider fee prior to this time.

•

You cannot carry over any portion of your rider withdrawal amount that is not withdrawn during a rider year for withdrawal in a future rider year. This means that if you do not take the entire rider withdrawal amount during a rider year, you cannot take more than the rider withdrawal amount in the next rider year and maintain the rider’s guarantees.

•	Excess withdrawals may cause you to lose the benefit of the rider.
•	All policy value must be allocated to a limited number of specified funds. (See Designated Investment Options.)

Withdrawal Percentage. We use the withdrawal percentage to calculate the rider withdrawal amount. The withdrawal percentage is determined by the annuitant’s age (or the annuitant’s spouse’s age if younger and the joint life option is elected) at the time of the first withdrawal taken on or after the rider anniversary immediately following the annuitant’s (or the annuitant’s spouse’s if younger and the joint life option is elected) 59th birthday. The withdrawal percentage is as follows:

Age at time of first withdrawal	Withdrawal Percentage— Single Life Option	Withdrawal Percentage— Joint Life Option
0-58	0.0%	0.0%
59-64	4.0%	3.5%
65-79	5.0%	4.5%
> 80	6.0%	5.5%

Please note, once established, the withdrawal percentage will not generally increase even though the annuitant’s age increases except in certain instances involving automatic step-ups.

Withdrawal Base. We use the withdrawal base to calculate the rider withdrawal amount. The withdrawal base on the rider date is the policy value. During any rider year, the withdrawal base is equal to the withdrawal base on the rider date or most recent rider anniversary, plus subsequent premium payments, less subsequent withdrawal base adjustments due to excess withdrawals.

Please note:

•

We determine the withdrawal base solely to calculate the rider withdrawal amount. Your withdrawal base is not a cash value, a surrender value, or a death benefit. It is not available for withdrawal, it is not a minimum return for any subaccount, and it is not a guarantee of policy value.

•

Because the withdrawal base is generally equal to the policy value on the rider date, the rider withdrawal amount may be lower if you delay electing the rider and the policy value decreases before you elect the rider.

On each rider anniversary, the withdrawal base will equal the greatest of:

•	Current withdrawal base;
•	The withdrawal base immediately before the rider anniversary, increased by the growth credit, if any (see Growth below);
•	The policy value on any monthiversarySM, including the current rider anniversary (see Automatic Step-Up below).

Growth. On each of the first ten rider anniversaries, we will add an annual growth credit to your withdrawal base if no withdrawal occurred during the preceding rider year. The annual growth credit is equal to 5.0% of the withdrawal base immediately before the rider anniversary (i.e., withdrawal base x 0.05).

Please note: Because a withdrawal will eliminate a potential growth credit for that rider year, you should consider your need or possible need to take withdrawals within the first 10 rider years in deciding whether to purchase the rider.

Automatic Step-Up. On each rider anniversary, we will automatically step-up the withdrawal base to an amount equal to the greater of (1) the highest policy value on any monthiversarySM during the preceding rider year, if no excess withdrawal occurred, or (2) the policy value on the rider anniversary. If neither value is greater than the current withdrawal base or the withdrawal base increased by any growth, no automatic step-up will occur. The withdrawal percentage (as indicated in the withdrawal percentage table) will also increase if you have crossed into another age band prior to the automatic step-up. Please note, the increase is part of the automatic step-up and if no automatic step-up occurs then there will be no withdrawal percentage increase.

Beginning on the fifth rider anniversary, the rider fee percentage may increase (or decrease) at the time of any automatic step-up. The rider fee percentage will not exceed the maximum rider fee percentage in the fee table.

Automatic Step-Up Opt Out. Each time an automatic step-up results in a rider fee percentage increase, you have the option to reject the automatic step-up and reinstate the withdrawal base, withdrawal percentage, and rider fee percentage to their respective amounts immediately before the automatic step-up, provided that you do so within 30 days after the rider anniversary on which the automatic step-up occurred. We must receive your rejection (each time you elect to opt out), in good order, at our Administrative Office within the same

30 day period after the rider anniversary on which the automatic step-up occurred. Opting out of one step-up does not operate as an opt-out of any future step-ups.

Withdrawal Base Adjustments. Cumulative gross partial withdrawals up to the rider withdrawal amount in any rider year will not reduce the withdrawal base. Any amount of gross partial withdrawals in excess of the rider withdrawal amount in any rider year (“excess withdrawals”) will reduce the withdrawal base, however, by the greater of the dollar amount of the excess withdrawal (if the policy value is greater than the withdrawal base) or a pro rata amount (in proportion to the reduction in the policy value when the policy value is less than the withdrawal base), possibly to zero. Withdrawal base adjustments occur immediately following excess withdrawals. See “Appendix - Adjusted Partial Surrenders - Guaranteed Lifetime Withdrawal Benefit Riders” for examples showing the effect of hypothetical withdrawals in more detail, including an excess withdrawal that reduces the withdrawal base by a pro rata amount. The effect of an excess withdrawal is magnified if the policy value is less than the withdrawal base. See the “Appendix - Adjusted Partial Surrenders - Guaranteed Lifetime Withdrawal Benefit Riders” for examples showing the effect of hypothetical excess withdrawals in more detail.

Please Note: We do not monitor for, or notify you of, excess withdrawals. If you take regular or scheduled withdrawals please pay particular attention to any excess withdrawal because your otherwise regular or scheduled non-excess withdrawals may thereafter all be excess withdrawals that reduce or eliminate your benefit on an accelerated basis.

Example. Assume you are the owner and annuitant and you make a single premium payment of $100,000 when you are 66 years old. Further assume that you do not make any withdrawals or additional premium payments, no automatic step-ups occurred, but that after five years your policy value has declined to $90,000 solely because of negative investment performance. With an annual growth rate percentage of 5.0%, after 5 years the withdrawal base is equal to $127,628 ($100,000 x 1.055). You could receive up to $6,381 which is the applicable withdrawal percentage of 5.0% for the single life option multiplied by the withdrawal base of $127,628, each rider year for the rest of your life (assuming that you take your first withdrawal when you are age 71, that you do not withdraw more than the rider withdrawal amount in any one year and there are no future automatic step-ups.)

Example continued. Assume the same facts as above, but you withdraw $10,000 when you are 71 years old. That excess withdrawal decreases your future rider withdrawal amount to $6,105.

See the “Appendix - Adjusted Partial Surrenders - Guaranteed Lifetime Withdrawal Benefit Riders” for examples showing the effect of hypothetical withdrawals in more detail.

Designated Investment Options. If you elect this rider, you must designate 100% of your policy value into one or more of the designated investment options available under the respective designated allocation groups that have been approved for the Retirement Income ChoiceSM 1.6 Rider. See “Appendix - Designated Investment Options” for a complete listing of available subaccounts.

Transfers between the designated investment options are allowed as permitted under the policy; however, you cannot transfer any amount (or allocate premium payments) to any non-designated investment option. Within 30 days following the fifth rider anniversary (and each successive fifth rider anniversary) you can terminate this rider. Starting the next business day, you may transfer (or allocate premium payments) to a non-designated investment option. Terminating the rider will result in losing all your benefits under the rider.

Please note:

•

The earliest you can transfer (or allocate premium payments) to a non-designated investment option is the first business day after the fifth rider anniversary. You will be required to terminate the rider first. If you terminate the rider you will lose all of its benefits.

•

We can change a designated allocation group or eliminate a designated investment option at any time. If this occurs, then a policy owner will be required to reallocate values in the affected designated investment options to other designated investment options that meet the allocation requirements.

Manual Resets. You can effectively “reset” the withdrawal base to the policy value using a manual process under which your current rider is terminated and a new rider is issued. You can elect a reset during the 30 day periods following each successive fifth rider anniversary and if all other rider issue requirements are met. When the new rider is issued, the rider withdrawal amount and, if applicable, the rider death benefit will be recalculated. Your new rider will have a new rider date, new rider fee percentage (which may be higher than your current rider fee percentage), and its own terms and benefits (which may not be as advantageous as the current rider). The new rider date will be the date the Company receives all necessary information in good order. Please note that this “reset” procedure may be referred to as a “manual upgrade” in your policy rider and other materials.

Please note:

•	Resets, unlike automatic step-ups, occur only if you so elect during the 30 day window following each successive fifth rider anniversary.
•

Resets result in the purchase of a new rider whose terms may be more or less favorable than the current rider whereas automatic step-ups do not require termination of the existing rider and repurchase of a new rider (although fees may increase at the time of an automatic step-up).

•	Policy owners may decide to terminate an existing rider if it no longer meets their needs and then elect a new available rider that does.

Retirement Income ChoiceSM 1.6 - Additional Options

You may elect the following options with this rider (the options are not mutually exclusive):

•	Death Benefit; and
•	Joint Life.

There is an additional fee if you elect the Death Benefit option under the rider. If you elect the Joint Life option, then the withdrawal percentage (used to calculate the rider withdrawal amount) is lower. Furthermore, if you elect the Joint Life option in combination with the Death Benefit option, then the fee for each of those additional options will be different than under the Single Life option. See Retirement Income ChoiceSM 1.6 Rider Fees.

1. Death Benefit. If you elect this rider, you can also elect to add an additional amount to the death benefit payable under the base policy, upon the death of the annuitant (or if the joint life option is selected, the annuitant’s spouse). The additional amount will be equal to the excess, if any, of the rider death benefit over the greater of any optional guaranteed minimum death benefit or the base policy death benefit. The additional amount can be zero. See DEATH BENEFIT.

Rider Death Benefit. The rider death benefit on the rider date is the policy value. After the rider date, the rider death benefit is equal to:

•	the rider death benefit on the rider date; plus
•	subsequent premium payments; less
•	adjustments for withdrawals (as described under Rider Death Benefit Adjustments, below).

Rider Death Benefit Adjustments. Gross partial withdrawals up to the rider withdrawal amount in a rider year will reduce the rider death benefit on a dollar-for-dollar basis. Gross partial withdrawals in excess of the rider withdrawal amount in a rider year will reduce the rider death benefit by the greater of the dollar amount of the excess withdrawal or a pro rata amount (in proportion to the reduction in policy value), and possibly to zero. See “Appendix - Adjusted Partial Surrenders - Guaranteed Lifetime Withdrawal Benefit Riders” for examples showing the effect of hypothetical withdrawals in more detail, including an excess withdrawal that results in pro rata adjustments. Rider death benefit adjustments occur immediately following all withdrawals.

Please note:

•

No additional death benefit is payable if the base policy death benefit (including the guaranteed minimum death benefit) exceeds the rider death benefit. The greater the death benefit payable under the guaranteed minimum death benefit selected, the more likely it is that an additional amount will not be payable under the rider death benefit option.

•

Excess withdrawals may eliminate the additional death benefit available with this rider. You will continue to pay the fee for this option, even if the additional death benefit available under the rider is $0.

•	Manual resets to the withdrawal base will result in a recalculation of the rider death benefit. However, automatic step-ups will not reset the rider death benefit.
•

If an owner who is not the annuitant dies and the surviving spouse is eligible to and elects to continue the policy, then no additional amount is payable. If the policy is not continued, then the surviving owner (who is also the sole beneficiary) may elect to receive lifetime annuity payments equal to the rider withdrawal amount divided by the number of payments each year instead of receiving the policy’s cash value. Please note that under federal tax law, upon the death of an owner, only a “spouse,” as defined under the Federal Defense of Marriage Act is permitted to continue a policy without taking required distributions. (The payment of a death benefit under the policy is triggered by the death of the annuitant.)

•

The additional death benefit adjustment differs from the adjusted partial surrender amount for the Guaranteed Minimum Death Benefits described in DEATH BENEFIT - Guaranteed Minimum Death Benefits. Accordingly, withdrawals may effect the additional death benefit differently than the Guaranteed Minimum Death Benefits.

The additional death benefit payment option may be referred to as “minimum remaining withdrawal amount” on your policy statement and other documents.

2. Joint Life Benefit. If you elect this rider, then you can also elect to postpone termination of the rider until the later of the annuitant or annuitant’s spouse’s death (only if the annuitant’s spouse is eligible to and elects to continue the policy).

Please note:

•	The withdrawal percentage for each “age at the time of first withdrawal” is lower if you elect this option.
•	The annuitant’s spouse must be either a joint owner along with the annuitant or the sole primary beneficiary (and there is no joint owner), if you elect this option.
•

A former spouse of the annuitant cannot continue to keep the policy in force if no longer married to the annuitant at the time of the annuitant’s death. In that event, the rider will terminate and no additional withdrawals under the rider will be permitted.

•	The annuitant’s spouse for purposes of this rider cannot be changed to a new spouse.
•	The rider withdrawal percentage is based on the age of the younger of the annuitant and annuitant’s spouse, if you elect this option.

•	The rider death benefit is not payable until the death of the surviving spouse, if you elect this option.
•	You cannot elect a manual reset if the annuitant or annuitant’s spouse is 86 or older (lower if required by state law).

Retirement Income ChoiceSM 1.6 Fees

Retirement Income ChoiceSM 1.6 Base Rider Fee. The base rider fee is calculated on the rider date and at the beginning of each rider quarter. The base rider fee will be adjusted for any premium additions, excess withdrawals, transfers between designated investment groups. It will be deducted automatically from your policy value at the end of each rider quarter.

On an annual basis, in general terms, the base rider fee is the applicable “rider fee percentage” (see ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES) times the withdrawal base.

The base quarterly fee is calculated by multiplying (A) by (B) divided by (C) multiplied by (D), where:

(A)	is the withdrawal base;
(B)	is the sum of each designated investment group’s rider fee percentage multiplied by the applicable designated investment group’s value;
(C)	is the total policy value; and
(D)	is the number of (remaining) days in the rider quarter divided by the total number of days in the applicable rider year.

The following example uses assumed policy values as follows: Group A - $50,000; Group B - $30,000; and Group C - $20,000:

Example 1: Calculation at rider issue for the first quarter fee assuming an initial withdrawal base of $100,000

= 100,000 * [(50,000*0.0155) + (30,000*0.0110) + (20,000*0.0070)] / 100,000 * (91/365)

= 100,000 * (775 + 330 + 140) / 100,000 *

(91/365)

= 100,000 * 1,245/100,000 * (91/365)

= 1,245 * (91/365)

= $310.40

We will assess a prorated rider fee upon termination of the rider for the period beginning on the first day of the most recent rider quarter and ending on the date of termination.

Beginning on the fifth rider anniversary, the rider fee percentage may increase (or decrease) at the time of an automatic step-up. Each time an automatic step-up will result in a rider fee percentage increase, you will have the option to reject the automatic step-up and reinstate the withdrawal base and rider fee percentage to their respective amounts immediately before the automatic step-up (adjusted for any subsequent premium payments or withdrawals), provided that you do so within 30 calendar days after the rider anniversary on which the automatic step-up occurred. We must receive your rejection, in good order, at our Administrative Office within the 30 day period after the rider anniversary on which the automatic step-up occurred.

Please note regarding the base rider fee:

•	Because the base rider fee is a percentage of the withdrawal base, it could be a much higher percentage of your policy value, particularly in the event that your policy value decreases significantly.
•

Because the base rider fee is a percentage of the withdrawal base, the amount of the base rider fee we deduct will increase if the withdrawal base increases (although the percentage(s) may remain the same).

•	If you make a transfer from one designated allocation group to another designated allocation group that has a higher rider fee percentage, then the resulting rider fee will be higher.

Base Rider Fee Adjustment for Premium Payments and Excess Withdrawals. A rider fee adjustment will be calculated for subsequent premium payments and excess withdrawals because these events will change the withdrawal base. The rider fee adjustment may be positive or negative and will be added to or subtracted from the rider fee to be collected.

Example 2. Calculation for first quarter fee assuming initial withdrawal base from Example 1 above, plus an adjustment for an additional premium payment of $10,000 made with 20 days remaining in the first rider quarter (allocated as in Example 1). The withdrawal base change equals $10,000. The fee adjustment is:

= 10,000*[(5,000*0.0155) + (3,000*0.0110) + (2,000*0.0070)] / 10,000*(20/365)

= 10,000*(77.50 + 33 + 14) / 10,000*(20/365)

= 10,000*124.50/10,000*(20/265)

= 124.50*(20/365)

= $6.82

Total fee assessed at end of first rider quarter (assuming no further fee adjustments):

= 6.82 + 310.40

= $317.22

Base Rider Fee Adjustment for Transfers. For transfers that you make between different designated investment options in different designated allocation groups on other than the first business day of a rider quarter, a rider fee adjustment will be applied. This adjustment is necessary because of differences in the rider fee percentages. The adjustment in the rider fee percentage will ensure that you are charged the correct overall rider fee for that quarter. The rider fee adjustment may be positive or negative and will be added to or subtracted from the rider fee to be collected.

Example 3. Calculation for $5,000 fund transfer from Group A (with $3,000 going into Group B and $2,000 into Group C) occurring during second quarter with 25 days remaining in the rider quarter, assuming:

Withdrawal Base = $104,590.16     Policy Value = $90,000

= 104,590.16*[(-5,000*0.0155) + (3,000*0.0110) + (2,000*0.0070)] / 90,000*(25/365)

= 104,590.16*(-77.50 + 33 + 14) / 90,000*(25/365)

= 104,590.16* -30.50/90,000*(25/365)

= -35.44*(25/365)

= -2.43

Total fee assessed at end of the second rider quarter (assuming no further rider fee adjustments):

= 310.40 – 2.43

= $307.97

Additional Option Fees. If you elect options with this rider, then you will be charged a fee for each option you elect that is in addition to the rider fee for the base benefit (see ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES). Each additional fee is charged quarterly before annuitization and is a percentage of the withdrawal base on each rider anniversary.

We will also deduct all rider fees pro rata upon full surrender of the policy or other termination of the rider.

Retirement Income ChoiceSM 1.6 Rider Issue Requirements

The Company will not issue the Retirement Income ChoiceSM 1.6 rider unless:

•	the annuitant is not yet age 86 (lower if required by state law);
•	the annuitant is also an owner (except in the case of non-natural owners);
•	there are no more than two owners; and
•

if the joint life option is elected, the annuitant’s spouse is also not yet 86 (lower if required by state law) and (1) is a joint owner along with the annuitant or (2) is the sole primary beneficiary (and there is no joint owner).

Termination

The Retirement Income ChoiceSM 1.6 rider and any additional options will terminate upon the earliest of the following:

•

the date we receive written notice from you requesting termination of the rider if such notice is received by us during the 30 days following the fifth rider anniversary or every fifth rider anniversary thereafter;

•	the death of the annuitant (or if the joint life option was elected, the death of the annuitant’s spouse if that spouse was eligible to and elected to continue the policy as the surviving spouse);
•

annuitization (however, if you have reached your maximum annuity commencement date you may choose an annuitization option which guarantees you lifetime payments in an amount equal to your rider withdrawal amount);

•	the date the policy to which this rider is attached is assigned or if the owner is changed without our approval;
•	the date an excess withdrawal reduces your policy value to zero; or
•	termination of your policy.

Please note: This rider terminates upon annuitization and there is a maximum annuity commencement date at which time your policy will be annuitized according to its terms. However, if you have reached your maximum annuity commencement date, we will allow you to annuitize your policy and elect to receive lifetime annuity

84

payments which are at least equal to your rider withdrawal amount (this option also guarantees that if the annuitant dies before the sum of all annuity payments equals the policy value, and rider benefit if elected, on the maximum annuity commencement date, the annuitant’s beneficiary will receive a final payment equal to the difference). Please contact us for more information concerning your options.

The Retirement Income ChoiceSM 1.6 rider and additional options may vary for certain policies, may not be available for all policies, and may not be available in all states. This disclosure explains the material features of the Retirement Income ChoiceSM 1.6 rider.

OTHER INFORMATION

Ownership

You, as owner of the policy, exercise all rights under the policy. You can generally change the owner at any time by notifying us in writing at our Administrative Office. There maybe limitations on your ability to change the ownership of a qualified plan. An ownership change may be a taxable event.

Beneficiary

The beneficiary designation will remain in effect until changed. The owner may change the designated beneficiary by sending written notice to the Company. The beneficiary’s consent to such change is not required unless the beneficiary was irrevocably designated or law requires consent. (If an irrevocable beneficiary dies, the owner may then designate a new beneficiary.) The change will take effect as of the date the owner signs the written notice, whether or not the owner is living when the notice is received by the Company. The Company will not be liable for any payment made before the written notice is received in our Administrative Office. If more than one beneficiary is designated, and the owner fails to specify their interests, they will share equally. If, upon the death of the annuitant, there is a surviving owner(s), then the surviving owner(s) automatically takes the place of any beneficiary designation.

Right to Cancel Period

You may return your policy for a refund, but only if you return it within a prescribed period, which is generally 20 days after you receive the policy (for replacements the right cancel period is generally 30 days), or whatever longer time may be required by state law. The amount of the refund will generally be the premiums paid plus or minus accumulated gains or losses in the separate account. You bear the risk of any decline in policy value during the right to cancel period. We will pay the refund within seven days after we receive in good order within the applicable period at our Administrative Office, written notice of cancellation and the returned policy. The policy will then be deemed void.

Assignment

You can also generally assign the policy any time during your lifetime. We will not be bound by the assignment until we receive written notice of the assignment in good order at our Administrative Office and approve it. We reserve the right, except to the extent prohibited by applicable laws, regulations, or actions of the State insurance commissioner, to require that an assignment will be effective only upon acceptance by us, and to refuse assignments or transfers at any time on a non-discriminatory basis. We will not be liable for any payment or other action we take in accordance with the policy before we approve the assignment. There may be limitations on your ability to assign a qualified policy. An assignment may have tax consequences.

Sending Forms and Transaction Requests in Good Order

We cannot process your requests for transactions relating to the policy until they are received in good order. “Good order” means the actual receipt of the instructions relating to the requested transaction in writing (or, when appropriate, by telephone or electronically), along with all forms, information and supporting legal documentation necessary to effect the transaction. This information and documentation generally includes, to the extent applicable to the transaction: your completed application; the policy number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Subaccounts affected by the requested transaction; the signatures of all policy owners (exactly as registered on the Policy) if necessary; Social Security Number or Taxpayer I.D.; and any other information or supporting documentation that we may require, including any spousal or joint owner’s consents. With respect to purchase requests, “good order” also generally includes receipt of sufficient funds to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in good order, and we reserve the right to change or waive any good order requirements at any time.

“Received” or receipt in good order generally means that everything necessary must be received by us, at our Administrative Office specified in the Glossary of Terms. However, in certain cases where applications or transaction requests are transmitted electronically through or by a broker/dealer, “receipt” can mean the point in time when the application or transaction request is electronically transmitted by the broker/dealer (or other financial intermediary), provided that we actually receive the application or transaction request promptly and in good order. We reserve the right to reject electronic transactions that do not meet our requirements.

Regulatory Modifications to Policy

We reserve the right to amend the policy or any riders attached thereto as necessary to comply with specific direction provided by state or federal regulators, through change of law, rule, regulation, bulletin, regulatory directives or agreements.

Certain Offers

We may pay you more than your current cash value for your voluntary participation in certain offerings. We will notify you of the terms of any such offers.

Mixed and Shared Funding

Before making a decision concerning the allocation of premium payments to a particular subaccount, please read the prospectuses for the underlying fund portfolios. The underlying fund portfolios are not limited to selling their shares to this separate account and can accept investments from any insurance company separate account or qualified retirement plan. Since the underlying fund portfolios are available to registered separate accounts offering variable annuity products of the Company, as well as variable annuity and variable life products of other insurance companies, and qualified retirement plans, there is a possibility that a material conflict may arise between the interests of this separate account and one or more of the other separate accounts of another participating insurance company. In the event of a material conflict, the affected insurance companies, including the Company, agree to take any necessary steps to resolve the matter. This may include removing their separate accounts from the underlying fund portfolios. See the underlying fund portfolios prospectuses for more details.

Exchanges and Reinstatements

You can generally exchange one annuity policy for another in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, then you may pay a surrender charge on the other annuity, and there may be a new surrender charge period under this annuity and other charges may be higher (or lower) and the benefits under this annuity may be different. You should not exchange another annuity for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this policy (that person will generally earn a commission if you buy this policy through an exchange or otherwise).

You may surrender your policy and transfer your money directly to another life insurance company (sometimes referred to as a 1035 Exchange or a trustee-to-trustee transfer). You may also ask us to reinstate your policy after such a transfer and in certain limited circumstances we will allow you to do so by returning the same total dollar amount of funds to the applicable investment choices. The dollar amount will be used to purchase new accumulation units at the then current price. Because of changes in market value, your new accumulation units may be worth more or less than the units you previously owned. We recommend that you consult a tax professional to explain the possible tax consequences of exchanges and/or reinstatements.

Voting Rights

To the extent required by law, the Company will vote all shares of the underlying fund portfolios held in the separate account in accordance with instructions we receive from you and other owners that have voting interests in the portfolios. We will send you and other owners requests for instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares in proportion to those instructions. Accordingly, it is possible for a small number of policy owners (assuming there is a quorum) to determine the outcome of a vote, especially if they have large policy values. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

Each person having a voting interest will receive proxy material, reports, and other materials relating to the appropriate portfolio.

Abandoned or Unclaimed Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, insureds, annuitants, beneficiaries and other payees. Such updates should be communicated in a form and manner satisfactory to us.

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy.

We are currently being audited on behalf of multiple states’ treasury and controllers’ offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased policy and contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that result from these examinations will have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy.

Transamerica Financial Life Insurance Company

Transamerica Financial Life Insurance Company was incorporated under the laws of the State of New York on October 3, 1947. It is engaged in the sale of life and health insurance and annuity policies. The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. The Company is licensed in all states and the District of Columbia.

All obligations arising under the policies, including the promise to make annuity payments, are general corporate obligations of the Company. Accordingly, no financial institution, brokerage firm or insurance agency is responsible for the financial obligations of the Company arising under the policies.

Financial Condition of the Company

We pay benefits under your policy from our general account assets and/or from your policy value held in the separate account. It is important that you understand that payments of the benefits depend upon certain factors discussed below.

Assets in the Separate Account. You assume all of the investment risk for your policy value that is allocated to the subaccounts of the separate account. Your policy value in those subaccounts constitutes a portion of the assets of the separate account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct.

Assets in the General Account. You also may be permitted to make allocations to guaranteed period options of the fixed account, which are supported by the assets in our general account. Any guarantees under a policy that exceed policy value, such as those associated with any lifetime withdrawal benefit riders and any optional death benefits, are paid from our general account (and not the separate account). Therefore, any amounts that we may be obligated to pay under the policy in excess of policy value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the separate account, however, are also available to cover the liabilities of our general account, but only to the extent that the separate account assets exceed the separate account liabilities arising under the policies supported by it.

We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account.

Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account. In order to meet our claims-paying obligation we monitor our reserves so that we hold sufficient amounts to cover actual or expected policy and claims payments. However, it is important to note that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments.

How to Obtain More Information. We encourage both existing and prospective policy owners to read and understand our financial statements. We prepare our financial statements on a statutory basis. Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the New York State Insurance Department as well as the financial statements of the separate account—are located in the statement of Additional Information (SAI). For a free copy of the SAI, simply call or write us at the phone number or address of our Administrative Office referenced in this prospectus. In addition, the SAI’s available on the SEC’s website at http://www.sec.gov. Our financial strength can be found on our website.

The Separate Account

The Company established a separate account, called Separate Account VA BNY, under the laws of the State of New York on September 27, 1994. The policies were previously issued through Separate Account VA WNY. Effective close of business April 30, 2013, Separate Account VA WNY was consolidated into Separate Account VA BNY. The separate account receives and invests the premium payments that are allocated to it for investment in shares of the underlying fund portfolios.

The separate account is registered with the SEC as a unit investment trust under the 1940 Act. However, the SEC does not supervise the management, the investment practices, or the policies of the separate account or the Company. Income, gains and losses (whether or not realized), from assets allocated to the separate account are, in accordance with the policies, credited to or charged against the separate account without regard to the Company’s other income, gains or losses.

The assets of the separate account are held in the Company’s name on behalf of the separate account and belong to the Company. However, those assets that underlie the policies are not chargeable with liabilities arising out of any other business the Company may conduct. The separate account may include other subaccounts that are not available under these policies.

Separate Account Consolidation

Effective on April 30, 2013 after the close of business, Transamerica Financial Life Insurance Company consolidated Separate Account VA WNY with Separate Account VA BNY, with Separate Account VA BNY being the surviving Separate

Account after such consolidation (the “Consolidation”). The Consolidation did not affect the terms of, or the rights and obligations under your policy, other than to reflect the change to the name of the separate account. The number of accumulation units, the accumulation unit values for the subaccounts in which you invest, and the subaccounts available under the policy did not change as a result of the Consolidation. Your policy value immediately after the Consolidation was the same as the value immediately before the Consolidation. The Consolidation did not result in any adverse tax consequences for any policy owners. Until we amend all forms related to the policies, some forms may still refer to the prior name of the separate account.

The Funds

At the time you purchase your policy, you may allocate your premium to subaccounts. These are subdivisions of our separate account, an account that keeps your policy assets separate from our company assets. The subaccounts then purchase shares of mutual funds set up exclusively for variable annuity or variable life insurance products. These are not the same mutual funds that you buy through your investment professional even though they may have similar investment strategies and the same portfolio managers. Each underlying fund portfolio has varying degrees of investment risk. Underlying fund portfolios are also subject to separate fees and expenses such as management fees and operating expenses. “Master-feeder” or “fund of funds” invest substantially all of their assets in other funds and will therefor bear a pro-rata share of fees and expenses incurred by both funds. This will reduce your investment return. Read the underlying fund portfolio prospectuses carefully before investing. We do not guarantee the investment results of any underlying fund portfolio. Certain underlying fund portfolios may not be available in all states and in all share classes. Please see “Appendix - Portfolios Associated with the Subaccounts” for additional information.

Distribution of the Policies

Distribution and Principal Underwriting Agreement. We have entered into a principal underwriting agreement with our affiliate, Transamerica Capital, Inc. (TCI), for the distribution and sale of the policies. We pay commissions to TCI which are passed through to selling firms. (See below). We also pay TCI an “override” that is a percentage of total commissions paid on sales of our policies which is not passed through to the selling firms and we may reimburse TCI for certain expenses it incurs in order to pay for the distribution of the policies. TCI markets the policies through bank affiliated firms, national brokerage firms, regional and independent broker-dealers and independent financial planners.

Compensation to Broker-Dealers Selling the Policies. The policies are offered to the public through broker-dealers (“selling firms”) that are licensed under the federal securities laws; the selling firm and/or its affiliates are also licensed under state insurance laws. The selling firms have entered into written selling agreements with us and with TCI as principal underwriter for the policies. We pay commissions through TCI to the selling firms for their sales of the policies.

A limited number of affiliated and unaffiliated broker-dealers may also be paid commissions and overrides to “wholesale” the policies, that is, to provide sales support and training to sales representatives at the selling firms. We also provide compensation to a limited number of broker-dealers for providing ongoing service in relation to the policies that have already been purchased.

The selling firms that have selling agreements with us and TCI are paid commissions for the promotion and sale of the policies according to one or more schedules. The amount and timing of commissions may vary depending on the selling agreement, but the maximum commission is 5.50% of premiums (additional amounts may be paid as overrides to wholesalers).

To the extent permitted by Financial Industry Regulatory Authority (FINRA) rules, TCI may pay (or allow other broker-dealers to provide) promotional incentives or payments in the form of cash or non-cash compensation or reimbursement to some, but not all, selling firms and their sales representatives. These arrangements are sometimes referred to as “revenue sharing” arrangements and are described further below.

The sales representative who sells you the policy typically receives a portion of the compensation we (and our affiliates) pay to the selling firms, depending on the agreement between the selling firm and its registered representative and the firm’s internal compensation program. These programs may include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about the compensation your sales representative, and the selling firm that employs your sales representative, may receive in connection with your purchase of a policy. Also inquire about any revenue sharing arrangements that we and our affiliates may have with the selling firm, including the conflicts of interests that such arrangements may create.

You should be aware that a selling firm or its sales representatives may receive different compensation or incentives for selling one product over another. In some cases, these differences may create an incentive for the selling firm or its sales representatives to recommend or sell this policy to you. You may wish to take such incentives into account when considering and evaluating any recommendation relating to the policies.

Special Compensation Paid to Affiliated Firms. We and/or our affiliates provide paid-in capital to TCI and pay the cost of TCI’s operating and other expenses, including costs for facilities, legal and accounting services, and other internal administrative functions. We and/or our affiliates also provide TCI with a percentage of total commissions paid on sales of our policies and provide TCI with capital payments that are not contingent on sales.

TCI’s registered representatives and supervisors may receive non-cash compensation, such as attendance at conferences, seminars and trips (such as travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items, payments, loans, loan forgiveness or loan guarantees.

Additional Compensation That We, TCI and/or Our Affiliates Pay to Selected Selling Firms. TCI, in connection with the sales of the policies, may pay certain selling firms additional cash amounts for “preferred product” treatment of the policies in their marketing programs in order to receive enhanced marketing services and increased access to their sales representatives. In exchange for providing TCI with access to their distribution network, such selling firms may receive additional compensation or reimbursement for, among other things, the hiring and training of sales personnel, marketing, sponsoring of conferences, meetings, seminars, events, and/or other services they provide to us and our affiliates. To the extent permitted by applicable law, TCI and other parties may provide the selling firms with occasional gifts, meals, tickets or other non-cash compensation as an incentive to sell the policies. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements may differ among selling firms.

Special compensation arrangements are calculated in different ways by different selling firms and may be based on past or anticipated sales of the policies and other criteria. For instance, in 2012, TCI, in connection with the sales of our policies, made flat fee payments to several selling firms ranging from $15,000 to $500,000, and payments of between 0.10% and 0.50% on new sales. TCI also paid selling firms special fees based on new sales and/or assets under management.

During 2012, we and/or TCI had such “preferred product” arrangements with the following selling firms:

AXA Advisors LLC • BBVA Compass Investment Solutions, Inc. • CCO Investment Services Corp. • Centarus Financial Inc. • CFD Investments, Inc. • Citi AUM • Equity Services Inc. • Financial Network Invest Corporation • FSC Securities Corporation • Gary Goldberg & Co., Inc. • Genworth Financial Investment Services • Hantz Financial Services Inc. • Huntington Investment Company • ING Financial Partners • Invest Financial Corporation • Investacorp, Inc. • Investment Centers Of America • Investors Capital Corporation • James T. Borello & Company • LPL Financial • M&T Securities Inc. • Merrill Lynch Insurance Group • Morgan Keegan and Company, Inc. • Morgan Stanley Smith Barney • Multi Financial Securities Corporation • National Planning Corporation • Park Avenue Securities, LLC • Primevest Financial Services, Inc. • Raymond James and Associates • Raymond James Financial Group • Royal Alliance Associaties, Inc. • SagePoint Financial, Inc. • Securities America, Inc. • Sigma Financial Corporation • Signator Investors, Inc. • SII Investments Inc. • SunTrust Investments Services, Inc. • The Investment Center, Inc. • Transamerica Financial Advisors • UBS Financial Services, Inc. • US Bancorp Investments Inc. • Valmark Securities Inc. • VSR Financial Services, Inc. • Wells Fargo Advisors • Wells Fargo Wealth Brokerage

During 2012, in conjunction with TCI, we paid the following amounts (in addition to sales commissions) to the top 10 selling firms (in terms of amounts paid):

Name of Firm	Amount Paid in 2012
Morgan Stanley Smith Barney	$2,003,689.04
LPL Financial LLC	$1,924,042.41
Wells Fargo Wealth Brokerage	$1,376,759.89
Wells Fargo Advisors	$1,159,816.33
Transamerica Financial Advisors	$893,174.56
Merrill Lynch Insurance Group	$800,000.00
UBS Financial Services	$608,490.41
National Planning Corporation	$450,837.53
Raymond James Financial Group	$416,210.11
CCO Investment Services Corp.	$410,513.53

No specific charge is assessed directly to policy owners or the separate account to cover commissions, non-cash compensation, and other incentives or payments described above. We do intend to recoup commissions and other sales expenses and incentives we pay, however, through fees and charges deducted under the policy and other corporate revenue.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Glossary of Terms

The Policy - General Provisions

Certain Federal Income Tax Consequences

Investment Experience

Performance

Historical Performance Data

Published Ratings

State Regulation of Transamerica Financial Life

    Insurance Company

Administration

Records and Reports

Distribution of the Policies

Voting Rights

Other Products

Custody of Assets

Independent Registered Public Accounting Firm

Other Information

Financial Statements

APPENDIX

PORTFOLIOS ASSOCIATED WITH THE SUBACCOUNTS

Please Note: The Company reserves the right to change investment choices made by purchasers of the Living Benefits Rider and Retirement Income ChoiceSM 1.2 Rider (if the Open Allocation option is elected) as we deem necessary to support the guarantees under these riders.

SUBACCOUNT(1)	PORTFOLIO	ADVISOR/SUBADVISOR
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.
AllianceBernstein Balanced Wealth Strategy Portfolio – Class B	AllianceBernstein Balanced Wealth Strategy Portfolio – Class B	AllianceBernstein L.P.
Investment Objective: Maximize total return consistent with the Adviser’s determination of reasonable risk.
AllianceBernstein Growth and Income Portfolio – Class B	AllianceBernstein Growth and Income Portfolio – Class B	AllianceBernstein L.P.
Investment Objective: Long-term growth of capital.
AMERICAN FUNDS INSURANCE SERIES® TRUST
American Funds – Asset Allocation Fund – Class 2	American Funds – Asset Allocation Fund – Class 2	Capital Research and Management CompanySM
Investment Objective: High total return (including income and capital gains) consistent with preservation of capital over the long term.
American Funds – Bond Fund – Class 2	American Funds – Bond Fund – Class 2	Capital Research and Management CompanySM
Investment Objective: To provide as high a level of current income as is consistent with the preservation of capital.
American Funds – Growth Fund – Class 2	American Funds – Growth Fund – Class 2	Capital Research and Management CompanySM
Investment Objective: Growth of capital.
American Funds – Growth-Income Fund – Class 2	American Funds – Growth-Income Fund – Class 2	Capital Research and Management CompanySM
Investment Objective: Long-term growth of capital and income.
American Funds – International Fund – Class 2	American Funds – International Fund – Class 2	Capital Research and Management CompanySM
Investment Objective: Capital growth.
FIDELITY® VARIABLE INSURANCE PRODUCTS FUND
Fidelity VIP Balanced Portfolio – Service Class 2	Fidelity VIP Balanced Portfolio – Service Class 2	Fidelity Management & Research Company
Investment Objective: Seeks income and capital growth consistent with reasonable risk.
Fidelity VIP Contrafund® Portfolio – Service Class 2	Fidelity VIP Contrafund® Portfolio – Service Class 2	Fidelity Management & Research Company
Investment Objective: Long term capital appreciation.
Fidelity VIP Mid Cap Portfolio – Service Class 2	Fidelity VIP Mid Cap Portfolio – Service Class 2	Fidelity Management & Research Company
Investment Objective: Long-term growth of capital.
Fidelity VIP Value Strategies Portfolio – Service Class 2	Fidelity VIP Value Strategies Portfolio – Service Class 2	Fidelity Management & Research Company
Investment Objective: Capital appreciation
GE INVESTMENTS FUNDS, INC.
GE Investments Total Return Fund – Class 3	GE Investments Total Return Fund – Class 3	GE Asset Management, Inc.
Investment Objective: Highest total return, composed of current income and capital appreciation, as is consistent with prudent investment risk.
TRANSAMERICA SERIES TRUST
TA AEGON High Yield Bond – Service Class	Transamerica AEGON High Yield Bond VP – Service Class	AEGON USA Investment Management, LLC
Investment Objective: High level of current income by investing in high-yield debt securities.
TA AEGON Money Market – Service Class(2)	Transamerica AEGON Money Market VP – Service Class(2)	AEGON USA Investment Management, LLC
Investment Objective: Maximum current income from money market securities consistent with liquidity and preservation of capital.
TA AEGON Tactical Vanguard ETF – Balanced – Service Class	Transamerica AEGON Active Asset Allocation - Moderate VP – Service Class	AEGON USA Investment Management, LLC
Investment Objective: Capital appreciation and current income.

PORTFOLIOS ASSOCIATED WITH THE SUBACCOUNTS – (Continued)

SUBACCOUNT(1)	PORTFOLIO	ADVISOR/SUBADVISOR
TA AEGON Tactical Vanguard ETF – Conservative – Service Class	Transamerica AEGON Active Asset Allocation – Conservative VP – Service Class	AEGON USA Investment Management, LLC
Investment Objective: Current income and preservation of capital.
TA AEGON Tactical Vanguard ETF – Growth – Service Class	Transamerica AEGON Active Asset Allocation – Moderate Growth VP – Service Class	AEGON USA Investment Management, LLC
Investment Objective: Capital appreciation with current income as secondary objective.
TA AEGON U.S. Government Securities – Service Class	Transamerica AEGON U.S. Government Securities VP – Service Class	AEGON USA Investment Management, LLC
Investment Objective: High level of total return as is consistent with prudent investment strategies.
TA AllianceBernstein Dynamic Allocation – Service Class	Transamerica AllianceBernstein Dynamic Allocation VP – Service Class	Alliance Bernstein L.P.
Investment Objective: Capital appreciation and current income.
TA Asset Allocation – Conservative – Service Class	Transamerica Asset Allocation – Conservative VP – Service Class	Transamerica Asset Management, Inc.
Investment Objective: Current income and preservation of capital.
TA Asset Allocation – Growth – Service Class	Transamerica Asset Allocation – Growth VP – Service Class	Transamerica Asset Management, Inc.
Investment Objective: Long-term capital appreciation.
TA Asset Allocation – Moderate – Service Class	Transamerica Asset Allocation – Moderate VP – Service Class	Transamerica Asset Management, Inc.
Investment Objective: Capital appreciation and current income.
TA Asset Allocation – Moderate Growth – Service Class	Transamerica Asset Allocation – Moderate Growth VP – Service Class	Transamerica Asset Management, Inc.
Investment Objective: Capital appreciation with current income as a secondary objective.
TA BNP Paribas Large Cap Growth – Service Class(3)	Transamerica BNP Paribas Large Cap Growth VP – Service Class(3)	BNP Paribas Asset Management, Inc.(3)
Investment Objective: Seeks long-term capital appreciation.
TA Barrow Hanley Dividend Focused – Service Class(4)	Transamerica Barrow Hanley Dividend Focused VP – Service Class(4)	Barrow, Hanley, Mewhinney, and Strauss, LLC(4)
Investment Objective: Seeks total return gained from the combination of dividend yield, growth of dividends and capital appreciation.
TA BlackRock Global Allocation – Service Class	Transamerica BlackRock Global Allocation VP – Service Class	BlackRock Investment Management, LLC
Investment Objective: High total investment return. Total investment return is the combination of capital appreciation and investment income.
TA BlackRock Tactical Allocation – Service Class	Transamerica BlackRock Tactical Allocation VP – Service Class	BlackRock Financial Management, Inc.
Investment Objective: Capital appreciation with current income as secondary objective.
TA Clarion Global Real Estate Securities – Service Class	Transamerica Clarion Global Real Estate Securities VP – Service Class	CBRE Clarion Securities, LLC
Investment Objective: Long-term total return from investments primarily in equity securities of real estate companies. Total return consists of realized and unrealized capital gains and losses plus income.
TA Hanlon Income – Service Class	Transamerica Hanlon Income VP – Service Class	Hanlon Investment Management, Inc.
Investment Objective: Conservative stability.
TA International Moderate Growth – Service Class	Transamerica International Moderate Growth VP – Service Class	Transamerica Asset Management, Inc.
Investment Objective: Capital appreciation with current income as a secondary objective.
TA JPMorgan Core Bond – Service Class	Transamerica JPMorgan Core Bond VP – Service Class	J.P. Morgan Investment Management Inc.
Investment Objective: Total return, consisting of current income and capital appreciation.
TA JPMorgan Enhanced Index – Service Class	Transamerica JPMorgan Enhanced Index VP – Service Class	J.P. Morgan Investment Management Inc.
Investment Objective: Earn a total return modestly in excess of the total return performance of the Standard & Poor’s 500 Index (including the reinvestment of dividends) while maintaining a volatility of return similar to the S&P 500 Index.

PORTFOLIOS ASSOCIATED WITH THE SUBACCOUNTS – (Continued)

SUBACCOUNT(1)	PORTFOLIO	ADVISOR/SUBADVISOR
TA JPMorgan Mid Cap Value – Service Class	Transamerica JPMorgan Mid Cap Value VP – Service Class	J.P. Morgan Investment Management Inc.
Investment Objective: Growth from capital appreciation.
TA JPMorgan Tactical Allocation – Service Class	Transamerica JPMorgan Tactical Allocation VP – Service Class	J.P. Morgan Investment Management Inc.
Investment Objective: Current income and preservation of capital.
TA Janus Balanced – Service Class	Transamerica Janus Balanced VP – Service Class	Janus Capital Management LLC
Investment Objective: Long-term capital growth, consistent with the preservation of capital and balanced by current income.
TA Jennison Growth – Service Class	Transamerica Jennison Growth VP– Service Class	Jennison Associates LLC
Investment Objective: Long-term growth of capital.
TA Legg Mason Dynamic Allocation – Balanced – Service Class	Transamerica Legg Mason Dynamic Allocation – Balanced VP – Service Class	Legg Mason Global Asset Allocation, LLC
Investment Objective: Seeks capital appreciation and income.
TA Legg Mason Dynamic Allocation – Growth – Service Class	Transamerica Legg Mason Dynamic Allocation – Growth VP – Service Class	Legg Mason Global Asset Allocation, LLC
Investment Objective: Seeks capital appreciation and income.
TA MFS International Equity – Service Class	Transamerica MFS International Equity VP – Service Class	MFS® Investment Management
Investment Objective: Capital growth.
TA Market Participation Strategy – Service Class	Transamerica Market Participation Strategy VP – Service Class	Quantitative Management Associates LLC
Investment Objective: Seeks capital appreciation.
TA Morgan Stanley Capital Growth – Service Class	Transamerica Morgan Stanley Capital Growth VP – Service Class	Morgan Stanley Investment Management Inc.
Investment Objective: Maximize long-term growth.
TA Morgan Stanley Mid Cap Growth – Service Class	Transamerica Morgan Stanley Mid-Cap Growth VP – Service Class	Morgan Stanley Investment Management Inc.
Investment Objective: Capital appreciation.
TA Multi-Managed Balanced – Service Class	Transamerica Multi-Managed Balanced VP – Service Class	J.P. Morgan Investment Management Inc. and BlackRock Financial Management, Inc.
Investment Objective: High total investment return through investments in a broadly diversified portfolio of stock, bonds and money market instruments.
TA PIMCO Real Return TIPS – Service Class	Transamerica PIMCO Real Return TIPS VP – Service Class	Pacific Investment Management Company LLC
Investment Objective: Maximum real return consistent with preservation of real capital and prudent investment management.
TA PIMCO Tactical – Balanced – Service Class(5)	Transamerica PIMCO Tactical – Balanced VP – Service Class(5)	Pacific Investment Management Company LLC(5)
Investment Objective: Seeks combination of capital appreciation and income.
TA PIMCO Tactical – Conservative – Service Class(6)	Transamerica PIMCO Tactical – Conservative VP – Service Class(6)	Pacific Investment Management Company LLC(6)
Investment Objective: Seeks combination of capital appreciation and income.
TA PIMCO Tactical – Growth – Service Class(7)	Transamerica PIMCO Tactical – Growth VP – Service Class(7)	Pacific Investment Management Company LLC(7)
Investment Objective: Seeks combination of capital appreciation and income.
TA PIMCO Total Return – Service Class	Transamerica PIMCO Total Return VP – Service Class	Pacific Investment Management Company LLC
Investment Objective: Maximum total return consistent with preservation of capital and prudent investment management.
TA Systematic Small Mid Cap Value – Service Class	Transamerica Systematic Small/Mid Cap Value VP – Service Class	Systematic Financial Management L.P.
Investment Objective: Maximize total return.
TA T. Rowe Price Small Cap – Service Class	Transamerica T. Rowe Price Small Cap VP – Service Class	T. Rowe Price Associates, Inc.

PORTFOLIOS ASSOCIATED WITH THE SUBACCOUNTS — (Continued)

SUBACCOUNT(1)	PORTFOLIO	ADVISOR/SUBADVISOR
Investment Objective: Long-term growth of capital by investing primarily in common stocks of small growth companies.
TA TS&W International Equity – Service Class(8)	Transamerica TS&W International Equity VP – Service Class(8)	Thompson, Siegel & Walmsley, LLC(8)
Investment Objective: Seeks maximum long-term total return, consistent with reasonable risk to principal, by investing in a diversified portfolio of common stocks of primarily non-U.S. issuers.
TA Vanguard ETF – Aggressive Growth – Service Class(9)	Transamerica Vanguard ETF Portfolio – Aggressive Growth VP – Service Class(9)	AEGON USA Investment Management, LLC
Investment Objective: Long-term capital appreciation.
TA Vanguard ETF – Balanced – Service Class(10)	Transamerica Vanguard ETF Portfolio – Balanced VP – Service Class(10)	AEGON USA Investment Management, LLC
Investment Objective: Balance capital appreciation and income.
TA Vanguard ETF – Conservative – Service Class(11)	Transamerica Vanguard ETF Portfolio – Conservative VP – Service Class(11)	AEGON USA Investment Management, LLC
Investment Objective: Current income and preservation of capital.
TA Vanguard ETF – Growth – Service Class(12)(13)	Transamerica Vanguard ETF Portfolio – Growth VP – Service Class(12)(13)	AEGON USA Investment Management, LLC
Investment Objective: Capital appreciation as a primary objective and income as a secondary objective.
TA WMC Diversified Growth – Service Class	Transamerica WMC Diversified Growth VP – Service Class	Wellington Management Company, LLP
Investment Objective: Maximize long-term growth.

(1)

Some subaccounts may be available for certain policies and may not be available for all policies. You should work with your registered representative to decide which subaccount(s) may be appropriate for you based on a thorough analysis of your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.

(2)

There can be no assurance that the Transamerica AEGON Money Market VP - Service Class portfolio will be able to maintain a stable net asset value per share. during extended periods of low interest rates, and partly as a result of policy charges, the yield on the TA AEGON Money Market - Service Class subaccount may become extremely low and possibly negative.

(3)	Formerly known as Transamerica Multi Managed Large Cap Core VP and formerly subadvised by Morgan Stanley Investment Management Inc and Invesco Advisers, Inc.
(4)	Formerly known as Transamerica BlackRock Large Cap Value VP and formerly subadvised by BlackRock Investment Management, LLC.
(5)	Formerly known as Transamerica Hanlon Balanced VP and formerly subadvised by Hanlon Investment Management, Inc.
(6)	Formerly known as Transamerica Hanlon Growth and Income VP formerly subadvised by Hanlon Investment Management, Inc.
(7)	Formerly known as Transamerica Hanlon Growth VP formerly subadvised by Hanlon Investment Management, Inc.
(8)	Formerly known as Transamerica Morgan Stanley Active International Allocation VP and formerly subadvised by Morgan Stanley Investment Management Inc.
(9)	Portfolio name formerly known as Transamerica Index 100 VP and subaccount name formerly known as TA Vanguard ETF Index - Aggressive Growth.
(10)	Portfolio name formerly known as Transamerica Index 50 VP and subaccount name formerly known as TA Vanguard ETF Index - Balanced.
(11)	Portfolio name formerly known as Transamerica Index 35 VP and subaccount name formerly known as TA Vanguard ETF Index - Conservative.
(12)	Portfolio name formerly known as Transamerica Index 75 VP and subaccount name formerly known as TA Vanguard ETF Index - Growth.
(13)	Effective on or about May 1, 2013, Transamerica Efficient Markets VP merged into Transamerica Vanguard ETF Portfolio - Growth VP.

CLOSED INVESTMENT OPTIONS:

The following subaccounts are only available to owners that held an investment in these subaccounts on December 9, 2011. However, if any such owner surrenders all of his or her money from these subaccounts after December 9, 2011, that owner may not reinvest in those subaccounts.

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)
Invesco V.I. Value Opportunities Fund – Series II Shares(1)	Invesco V.I. Value Opportunities Fund – Series II Shares(1)	Invesco Advisers, Inc.
Investment Objective: Long-term growth of capital.
Invesco V.I. American Franchise Fund – Series II Shares(2)	Invesco V.I. American Franchise Fund – Series II Shares(2)	Invesco Advisers, Inc.
Investment Objective: Long-term growth of capital.
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.
AllianceBernstein Large Cap Growth Portfolio – Class B	AllianceBernstein Large Cap Growth Portfolio – Class B	AllianceBernstein L.P.
Investment Objective: Long-term growth of capital.
FIDELITY® VARIABLE INSURANCE PRODUCTS FUND
Fidelity VIP Equity-Income Portfolio – Service Class 2	Fidelity VIP Equity-Income Portfolio – Service Class 2	Fidelity Management & Research Company
Investment Objective: Reasonable income with a potential for capital appreciation.
Fidelity VIP Growth Portfolio – Service Class 2	Fidelity VIP Growth Portfolio – Service Class 2	Fidelity Management & Research Company
Investment Objective: Capital appreciation.
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Mutual Shares Securities Fund – Class 2	Mutual Shares Securities Fund – Class 2	Franklin Mutual Advisers, LLC
Investment Objective: Capital appreciation with income as secondary goal.
JANUS ASPEN SERIES
Janus Aspen – Enterprise Portfolio – Service Shares	Janus Aspen – Enterprise Portfolio – Service Shares	Janus Capital Management LLC
Investment Objective: Long-term growth of capital.
Janus Aspen – Global Research Portfolio – Service Shares(3)	Janus Aspen – Global Research Portfolio – Service Shares(3)	Janus Capital Management LLC
Investment Objective: Long-term growth of capital.
MFS® VARIABLE INSURANCE TRUST
MFS® Total Return Series – Service Class	MFS® Total Return Series – Service Class	MFS ® Investment Management
Investment Objective: Total return.
Investment Objective: Total Return.

(1)	Formerly known as Invesco Van Kampen V.I. Value Opportunities Fund.
(2)	Formerly known as Invesco Van Kampen V.I. American Franchise Fund.
(3)	Formerly known as Janus Aspen—Worldwide Portfolio.

Effective open of business on September 17, 2012, the following subaccounts are closed to new investments.

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Franklin Income Securities Fund – Class 2	Franklin Income Securities Fund – Class 2	Franklin Advisers, Inc.
Investment Objective: Maximize income while maintaining prospects for capital appreciation.
Templeton Foreign Securities Fund – Class 2	Templeton Foreign Securities Fund – Class 2	Templeton Investment Counsel LLC
Investment Objective: Long term capital growth.
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

— (Continued)

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
Franklin Templeton VIP Founding Funds Allocation Fund - Class 4	Franklin Templeton VIP Founding Funds Allocation Fund - Class 4	Franklin Templeton Services, LLC
Investment Objective: Capital appreciation with a secondary goal of income.
MFS® VARIABLE INSURANCE TRUST
MFS® New Discovery Series – Service Class	MFS® New Discovery Series – Service Class	MFS ® Investment Management
Investment Objective: Capital appreciation.

APPENDIX

DESIGNATED INVESTMENT OPTIONS

The table below identifies the Designated Investment Options available for use with the Guaranteed Minimum Death Benefits and our Guaranteed Lifetime Withdrawal Benefits.

	Income LinkSM Rider	Retirement Income MaxSM Rider	Retirement Income MaxSM Rider	Retirement Income ChoiceSM 1.6 Rider Designated Allocation Groups
Funds		Before 12/12/11	After 12/12/11	A	B	C
AllianceBernstein Balanced Wealth Strategy Portfolio – Class B
American Funds – Asset Allocation Fund – Class 2
American Funds – Bond Fund – Class 2	✓	✓	✓			✓
Fidelity VIP Balanced Portfolio – Service Class 2
GE Investments Total Return Fund – Class 3
TA AEGON Money Market – Service Class	✓	✓	✓			✓
TA AEGON Tactical Vanguard ETF – Balanced – Service Class		✓	✓		✓
TA AEGON Tactical Vanguard ETF – Conservative – Service Class	✓	✓	✓			✓
TA AEGON Tactical Vanguard ETF – Growth – Service Class				✓
TA AEGON U.S. Government Securities – Service Class	✓	✓	✓			✓
TA AllianceBernstein Dynamic Allocation – Service Class	✓	✓				✓
TA Asset Allocation – Conservative – Service Class	✓	✓	✓			✓
TA Asset Allocation – Moderate – Service Class		✓	✓		✓
TA Asset Allocation – Moderate Growth – Service Class				✓
TA BlackRock Tactical Allocation – Service Class					✓
TA Efficient Markets – Service Class
TA International Moderate Growth – Service Class				✓
TA JPMorgan Core Bond – Service Class	✓	✓	✓			✓
TA JPMorgan Tactical Allocation – Service Class	✓	✓	✓			✓
TA Janus Balanced – Service Class				✓
TA Legg Mason Dynamic Allocation – Balanced – Service Class		✓	✓		✓
TA Legg Mason Dynamic Allocation – Growth – Service Class				✓
TA Market Participation Strategy – Service Class		✓	✓		✓
TA PIMCO Real Return TIPS – Service Class	✓	✓	✓			✓
TA PIMCO Tactical – Balanced – Service Class					✓
TA PIMCO Tactical – Conservative – Service Class						✓
TA PIMCO Tactical – Growth – Service Class				✓
TA PIMCO Total Return – Service Class	✓	✓	✓			✓
TA Vanguard ETF – Balanced – Service Class		✓	✓		✓
TA Vanguard ETF – Conservative – Service Class	✓	✓	✓			✓

	Income LinkSM Rider	Retirement Income MaxSM Rider	Retirement Income MaxSM Rider	Retirement Income ChoiceSM 1.6 Rider Designated Allocation Groups
Funds		Before 12/12/11	After 12/12/11	A	B	C
TA Vanguard ETF – Growth – Service Class				✓
Fixed Account	✓	✓	✓			✓

APPENDIX

CONDENSED FINANCIAL INFORMATION

The following tables list the accumulation unit value information for accumulation units outstanding for policies with the highest total separate account expenses and policies with the lowest total separate account expenses (excluding any applicable fund facilitation fees) available on December 31, 2012. Should the total separate account expense applicable to your policy fall between the highest and lowest charges, AND you wish to see a copy of the Condensed Financial Information applicable to your policy, such information is contained in the SAI. You can obtain a copy of the SAI FREE OF CHARGE by contacting us at:

calling:	(800) 525-6205
writing:	Transamerica Financial Life Insurance Company 4333 Edgewood Road NE
Cedar Rapids, IA 52499-0001

Subaccount		Separate Account Expense 1.85%
	Year	Beginning AUV	Ending AUV	# Units
TA Asset Allocation - Conservative - Service Class	2012	$1.221160	$1.285126	3,945,151.802
Subaccount inception date February 9, 2005	2011	$1.215054	$1.221160	3,267,356.838
	2010	$1.138407	$1.215054	1,595,462.698
	2009	$0.928285	$1.138407	1,382,410.883
	2008	$1.202992	$0.928285	1,693,799.711
	2007	$1.154410	$1.202992	1,098,141.414
	2006	$1.077220	$1.154410	1,050,707.773
	2005	$1.000000	$1.077220	1,041,867.392
TA Asset Allocation - Growth - Service Class	2012	$0.883164	$0.974477	523,600.362
Subaccount inception date January 22, 2008	2011	$0.953791	$0.883164	382,609.457
	2010	$0.847313	$0.953791	58,176.903
	2009	$0.666176	$0.847313	47,075.089
	2008	$1.000000	$0.666176	27,503.401
TA Asset Allocation - Moderate - Service Class	2012	$1.231357	$1.319011	6,093,970.740
Subaccount inception date February 9, 2005	2011	$1.250439	$1.231357	3,838,092.987
	2010	$1.156343	$1.250439	2,374,643.372
	2009	$0.933246	$1.156343	1,396,389.076
	2008	$1.287953	$0.933246	958,046.663
	2007	$1.217724	$1.287953	817,471.476
	2006	$1.115143	$1.217724	701,620.351
	2005	$1.000000	$1.115143	247,800.027
TA Asset Allocation - Moderate Growth - Service Class	2012	$1.194376	$1.294200	10,754,302.223
Subaccount inception date February 9, 2005	2011	$1.244756	$1.194376	9,694,784.974
	2010	$1.127877	$1.244756	10,306,247.595
	2009	$0.898363	$1.127877	9,368,052.034
	2008	$1.364177	$0.898363	7,864,970.455
	2007	$1.291911	$1.364177	4,657,778.127
	2006	$1.158857	$1.291911	1,877,328.306
	2005	$1.000000	$1.158857	1,264,911.297
TA International Moderate Growth - Service Class	2012	$0.854595	$0.943729	2,932,087.486
Subaccount inception date May 1, 2006	2011	$0.941300	$0.854595	2,301,383.626
	2010	$0.869641	$0.941300	2,153,213.758
	2009	$0.684863	$0.869641	1,803,833.525
	2008	$1.095389	$0.684863	946,934.262
	2007	$1.028417	$1.095389	337,924.638
	2006	$1.000000	$1.028417	48,324.972

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount		Separate Account Expense 1.85%
	Year	Beginning AUV	Ending AUV	# Units
TA BlackRock Global Allocation - Service Class(1)	2012	$1.219381	$1.315261	1,798,422.892
Subaccount inception Date May 1, 2009	2011	$1.292577	$1.219381	1,666,535.890
	2010	$1.200425	$1.292577	1,038,113.167
	2009	$1.000000	$1.200425	212,505.652
TA Barrow Hanley Dividend Focused - Service Class(5)	2012	$0.885892	$0.969476	331,851.125
Subaccount inception date January 22, 2008	2011	$0.880613	$0.885892	107,692.820
	2010	$0.814239	$0.880613	38,087.295
	2009	$0.729294	$0.814239	7,047.767
	2008	$1.000000	$0.729294	7,060.591
TA BlackRock Tactical Allocation - Service Class	2012	$1.339734	$1.446990	2,663,609.293
Subaccount inception Date May 1, 2009	2011	$1.315228	$1.339734	1,193,381.736
	2010	$1.204175	$1.315228	779,745.441
	2009	$1.000000	$1.204175	128,537.172
TA Clarion Global Real Estate Securities - Service Class	2012	$0.860931	$1.056340	318,456.752
Subaccount inception date January 22, 2008	2011	$0.932888	$0.860931	123,565.043
	2010	$0.824058	$0.932888	56,510.631
	2009	$0.631030	$0.824058	19,456.323
	2008	$1.000000	$0.631030	0.000
TA Janus Balanced - Service Class	2012	$0.873576	$0.964835	487,259.019
Subaccount inception Date November 19, 2009	2011	$0.997558	$0.873576	110,731.844
	2010	$0.985441	$0.997558	26,308.037
	2009	$0.986565	$0.985441	2,821.958
TA PIMCO Tactical - Balanced - Service Class(6)	2012	$0.917152	$0.909250	63,567.918
Subaccount inception Date November 19, 2009	2011	$0.967038	$0.917152	2,289.325
	2010	$1.020258	$0.967038	0.000
	2009	$0.998153	$1.020258	0.000
TA PIMCO Tactical - Conservative - Service Class(7)	2012	$0.892439	$0.889496	130,816.067
Subaccount inception Date November 19, 2009	2011	$0.982197	$0.892439	45,110.219
	2010	$1.022007	$0.982197	35,342.431
	2009	$0.997259	$1.022007	0.000
TA PIMCO Tactical - Growth - Service Class(8)	2012	$0.863748	$0.853828	137,097.770
Subaccount inception Date November 19, 2009	2011	$0.995312	$0.863748	514.336
	2010	$1.020927	$0.995312	19,055.129
	2009	$0.996391	$1.020927	0.000
TA Hanlon Income - Service Class	2012	$0.996710	$1.012456	77,977.906
Subaccount inception Date November 19, 2009	2011	$0.986221	$0.996710	150,780.714
	2010	$1.003280	$0.986221	96,572.222
	2009	$0.999950	$1.003280	0.000
TA JPMorgan Enhanced Index - Service Class	2012	$0.973280	$1.109295	70,325.660
Subaccount inception date January 22, 2008	2011	$0.986582	$0.973280	25,820.228
	2010	$0.874872	$0.986582	0.000
	2009	$0.689051	$0.874872	0.000
	2008	$1.000000	$0.689051	0.000
TA JPMorgan Mid Cap Value - Service Class	2012	$1.239745	$1.463400	166,893.132
Subaccount inception Date November 19, 2009	2011	$1.241163	$1.239745	94,266.940
	2010	$1.029234	$1.241163	50,699.936
	2009	$0.985149	$1.029234	0.000

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount		Separate Account Expense 1.85%
	Year	Beginning AUV	Ending AUV	# Units
TA Jennison Growth - Service Class	2012	$1.033678	$1.171186	82,462.692
Subaccount inception date January 22, 2008	2011	$1.060942	$1.033678	90,009.826
	2010	$0.965008	$1.060942	19,927.648
	2009	$0.698605	$0.965008	0.000
	2008	$1.000000	$0.698605	0.000
TA Morgan Stanley Capital Growth - Service Class	2012	$0.992348	$1.122354	101,849.279
Subaccount inception date January 22, 2008	2011	$1.075052	$0.992348	210,862.977
	2010	$0.861561	$1.075052	5,908.241
	2009	$0.687880	$0.861561	5,967.062
	2008	$1.000000	$0.687880	0.000
TA AEGON High Yield Bond - Service Class	2012	$1.227463	$1.411126	310,124.237
Subaccount inception date January 22, 2008	2011	$1.195869	$1.227463	297,325.117
	2010	$1.085851	$1.195869	68,364.454
	2009	$0.753059	$1.085851	53,263.562
	2008	$1.000000	$0.753059	0.000
TA MFS International Equity - Service Class	2012	$0.882588	$1.056013	171,785.885
Subaccount inception date January 22, 2008	2011	$1.001197	$0.882588	173,254.964
	2010	$0.924448	$1.001197	39,641.006
	2009	$0.712018	$0.924448	7,525.135
	2008	$1.000000	$0.712018	4,519.018
TA PIMCO Total Return - Service Class	2012	$1.140522	$1.201695	7,416,684.205
Subaccount inception date January 22, 2008	2011	$1.096349	$1.140522	2,381,964.241
	2010	$1.044209	$1.096349	926,789.795
	2009	$0.918798	$1.044209	489,705.155
	2008	$1.000000	$0.918798	37,139.444
TA T. Rowe Price Small Cap - Service Class	2012	$1.271821	$1.441034	260,571.097
Subaccount inception date January 22, 2008	2011	$1.275993	$1.271821	285,594.114
	2010	$0.969402	$1.275993	63,069.699
	2009	$0.713745	$0.969402	1,188.461
	2008	$1.000000	$0.713745	0.000
TA Efficient Markets - Service Class(9)	2012	$1.270750	$1.399826	1,689,515.729
Subaccount inception date November 10, 2008	2011	$1.323210	$1.270750	1,682,711.795
	2010	$1.199258	$1.323210	906,610.664
	2009	$1.036345	$1.199258	93,618.159
	2008	$1.000000	$1.036345	0.000
TA Multi-Managed Balanced - Service Class	2012	$1.124156	$1.240446	146,138.281
Subaccount inception date January 22, 2008	2011	$1.103510	$1.124156	295,884.716
	2010	$0.907237	$1.103510	123,463.243
	2009	$0.733703	$0.907237	55,764.410
	2008	$1.000000	$0.733703	0.000
TA AllianceBernstein Dynamic Allocation - Service Class	2012	$0.942654	$0.979079	1,063,024.021
Subaccount inception date January 22, 2008	2011	$0.944319	$0.942654	860,732.020
	2010	$0.881152	$0.944319	118,071.359
	2009	$0.684218	$0.881152	5,965.822
	2008	$1.000000	$0.684218	0.000
TA WMC Diversified Growth - Service Class	2012	$0.836741	$0.927119	44,953.110
Subaccount inception date January 22, 2008	2011	$0.887043	$0.836741	51,312.770
	2010	$0.769016	$0.887043	0.000
	2009	$0.607655	$0.769016	0.000
	2008	$1.000000	$0.607655	0.000

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount		Separate Account Expense 1.85%
	Year	Beginning AUV	Ending AUV	# Units
TA AEGON Money Market - Service Class	2012	$1.008860	$0.990495	1,369,481.974
Subaccount inception date November 1, 2004	2011	$1.027423	$1.008860	2,579,260.605
	2010	$1.046386	$1.027423	627,797.435
	2009	$1.065635	$1.046386	511,799.040
	2008	$1.062426	$1.065635	366,210.346
	2007	$1.032942	$1.062426	0.000
	2006	$1.006977	$1.032942	0.000
	2005	$1.000000	$1.006977	43,538.972
TA Systematic Small Mid Cap Value - Service Class	2012	$1.126643	$1.283510	75,410.736
Subaccount inception date January 22, 2008	2011	$1.181205	$1.126643	168,187.239
	2010	$0.925057	$1.181205	34,506.153
	2009	$0.659317	$0.925057	7,726.005
	2008	$1.000000	$0.659317	0.000
TA AEGON U.S. Government Securities - Service Class	2012	$1.137319	$1.170868	1,098,559.312
Subaccount inception date January 22, 2008	2011	$1.079643	$1.137319	1,161,538.858
	2010	$1.055054	$1.079643	1,063,020.381
	2009	$1.031288	$1.055054	243,187.371
	2008	$1.000000	$1.031288	12,572.024
TA Vanguard ETF - Conservative - Service Class(10)	2012	$1.086035	$1.136766	2,010,921.600
Subaccount inception Date November 19, 2009	2011	$1.072050	$1.086035	1,036,534.370
	2010	$0.997845	$1.072050	195,808.888
	2009	$0.999950	$0.997845	0.000
TA Vanguard ETF - Balanced - Service Class(11)	2012	$1.010803	$1.075684	3,940,247.238
Subaccount inception date May 1, 2008	2011	$1.014580	$1.010803	2,489,027.467
	2010	$0.933525	$1.014580	260,714.124
	2009	$0.815922	$0.933525	27,599.503
	2008	$1.000000	$0.815922	26,990.850
TA Vanguard ETF - Growth - Service Class(9)(12)	2012	$0.938024	$1.027307	6,670,821.245
Subaccount inception date May 1, 2008	2011	$0.966294	$0.938024	3,541,349.901
	2010	$0.870910	$0.966294	2,683,785.578
	2009	$0.720097	$0.870910	1,425,935.433
	2008	$1.000000	$0.720097	9,121.350
TA Vanguard ETF - Aggressive Growth - Service Class(13)	2012	$1.084920	$1.241582	323,255.512
Subaccount inception Date November 19, 2009	2011	$1.150020	$1.084920	243,669.072
	2010	$1.023790	$1.150020	45,321.712
	2009	$0.999950	$1.023790	0.000
TA TS&W International Equity - Service Class(14)	2012	$0.744933	$0.851549	164,115.947
Subaccount inception date January 22, 2008	2011	$0.888053	$0.744933	213,501.298
	2010	$0.835905	$0.888053	19,503.737
	2009	$0.677428	$0.835905	13,860.251
	2008	$1.000000	$0.677428	0.000
TA BNP Paribas Large Cap Growth - Service Class(15)	2012	$1.016129	$1.165416	56,058.200
Subaccount inception date January 22, 2008	2011	$1.061798	$1.016129	70,248.584
	2010	$0.909732	$1.061798	9,322.253
	2009	$0.638635	$0.909732	4,663.056
	2008	$1.000000	$0.638635	4,671.535
TA Morgan Stanley Mid Cap Growth - Service Class	2012	$1.149924	$1.227999	154,022.290
Subaccount inception date January 22, 2008	2011	$1.258194	$1.149924	269,318.805
	2010	$0.959324	$1.258194	31,788.357
	2009	$0.610219	$0.959324	0.000
	2008	$1.000000	$0.610219	0.000

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount		Separate Account Expense 1.85%
	Year	Beginning AUV	Ending AUV	# Units
PAM TA AEGON U.S. Government Securities - Service Class	2012	$1.137319	$1.170868	8,699.332
Subaccount inception date January 22, 2008	2011	$1.079643	$1.137319	8,765.784
	2010	$1.055054	$1.079643	6,578.134
	2009	$1.031288	$1.055054	6,891.253
	2008	$1.000000	$1.031288	7,030.574
TA ProFunds UltraBear Fund - Service Class OAM	2012	$0.317082	$0.219668	1,918,284.676
Subaccount inception date May 1, 2009	2011	$0.403424	$0.317082	2,782,883.119
	2010	$0.561040	$0.403424	10,226.372
	2009	$1.000000	$0.561040	23,931.770
Invesco V.I. Value Opportunities Fund – Series II Shares	2012	$0.764749	$0.883339	76,317.694
Subaccount inception date January 22, 2008	2011	$0.806245	$0.764749	258,194.335
	2010	$0.767822	$0.806245	10,180.240
	2009	$0.529332	$0.767822	4,826.095
	2008	$1.000000	$0.529332	0.000
Invesco V.I. American Franchise Fund – Series II Shares Subaccount inception date April 27, 2012	2012	$1.000000	$0.961131	39,601.122
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B(3)	2012	$1.267844	$1.408399	361,683.440
Subaccount inception date November 10, 2008	2011	$1.334562	$1.267844	261,376.231
	2010	$1.234764	$1.334562	105,618.761
	2009	$1.012506	$1.234764	27,766.779
	2008	$1.000000	$1.012506	0.000
AllianceBernstein Growth and Income Portfolio – Class B	2012	$0.884374	$1.017951	163,472.029
Subaccount inception date January 22, 2008	2011	$0.849153	$0.884374	132,818.515
	2010	$0.766719	$0.849153	14,939.804
	2009	$0.648864	$0.766719	5,995.495
	2008	$1.000000	$0.648864	0.000
AllianceBernstein Large Cap Growth Portfolio – Class B	2012	$0.932118	$1.067949	89,141.720
Subaccount inception date January 22, 2008	2011	$0.986356	$0.932118	97,415.734
	2010	$0.914663	$0.986356	94,511.078
	2009	$0.679461	$0.914663	14,441.083
	2008	$1.000000	$0.679461	14,471.332
American Funds - Asset Allocation Fund - Class 2(4)	2012	$1.100704	$1.251855	789,805.899
Subaccount inception Date November 19, 2009	2011	$1.109924	$1.100704	590,106.167
	2010	$1.007757	$1.109924	532,471.262
	2009	$0.989772	$1.007757	0.000
American Funds - Bond Fund - Class 2(4)	2012	$1.075369	$1.109181	443,029.453
Subaccount inception Date November 19, 2009	2011	$1.035242	$1.075369	215,490.343
	2010	$0.993473	$1.035242	18,002.949
	2009	$1.000893	$0.993473	0.000
American Funds - Growth Fund - Class 2(4)	2012	$1.091648	$1.259737	633,100.261
Subaccount inception Date November 19, 2009	2011	$1.164887	$1.091648	691,293.014
	2010	$1.002616	$1.164887	410,697.746
	2009	$0.986475	$1.002616	404,788.135
American Funds - Growth-Income Fund - Class 2(4)	2012	$1.056766	$1.215261	535,738.161
Subaccount inception Date November 19, 2009	2011	$1.099564	$1.056766	63,010.716
	2010	$1.008005	$1.099564	21,976.086
	2009	$0.986796	$1.008005	0.000

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount		Separate Account Expense 1.85%
	Year	Beginning AUV	Ending AUV	# Units
American Funds - International Fund - Class 2(4)	2012	$0.866634	$1.000207	231,594.421
Subaccount inception Date November 19, 2009	2011	$1.028927	$0.866634	148,020.749
	2010	$0.980131	$1.028927	66,855.458
	2009	$0.982906	$0.980131	0.000
Fidelity VIP Balanced Portfolio - Service Class 2	2012	$0.984660	$1.109951	1,564,069.451
Subaccount inception date May 1, 2008	2011	$1.042736	$0.984660	1,275,579.164
	2010	$0.901874	$1.042736	319,030.033
	2009	$0.664068	$0.901874	253,945.587
	2008	$1.000000	$0.664068	0.000
Fidelity VIP Contrafund® Portfolio – Service Class 2	2012	$0.933500	$1.064384	500,202.564
Subaccount inception date January 22, 2008	2011	$0.977967	$0.933500	463,202.865
	2010	$0.851856	$0.977967	72,670.916
	2009	$0.640460	$0.851856	26,365.285
	2008	$1.000000	$0.640460	0.000
Fidelity VIP Equity-Income Portfolio – Service Class 2	2012	$0.903977	$1.038837	88,521.711
Subaccount inception date January 22, 2008	2011	$0.914681	$0.903977	104,790.471
	2010	$0.810662	$0.914681	0.000
	2009	$0.635692	$0.810662	0.000
	2008	$1.000000	$0.635692	0.000
Fidelity VIP Growth Portfolio – Service Class 2	2012	$0.889645	$0.999194	71,670.890
Subaccount inception date January 22, 2008	2011	$0.906359	$0.889645	115,006.862
	2010	$0.745285	$0.906359	51,087.864
	2009	$0.593199	$0.745285	7,922.045
	2008	$1.000000	$0.593199	0.000
Fidelity VIP Mid Cap Portfolio – Service Class 2	2012	$1.016663	$1.143456	247,155.838
Subaccount inception date January 22, 2008	2011	$1.161485	$1.016663	161,197.874
	2010	$0.920074	$1.161485	33,933.412
	2009	$0.670542	$0.920074	1,217.119
	2008	$1.000000	$0.670542	0.000
Fidelity VIP Value Strategies Portfolio – Service Class 2	2012	$0.954573	$1.190793	172,276.119
Subaccount inception date January 22, 2008	2011	$1.068798	$0.954573	176,821.001
	2010	$0.861623	$1.068798	43,336.099
	2009	$0.558417	$0.861623	2,204.620
	2008	$1.000000	$0.558417	0.000
Franklin Income Securities Fund - Class 2	2012	$1.078478	$1.192751	563,988.628
Subaccount inception date January 22, 2008	2011	$1.072808	$1.078478	579,207.647
	2010	$0.969753	$1.072808	268,248.953
	2009	$0.728407	$0.969753	0.000
	2008	$1.000000	$0.728407	0.000
Mutual Shares Securities Fund - Class 2	2012	$0.894331	$1.003075	99,050.212
Subaccount inception date January 22, 2008	2011	$0.920438	$0.894331	266,288.756
	2010	$0.843067	$0.920438	32,425.737
	2009	$0.681225	$0.843067	0.000
	2008	$1.000000	$0.681225	0.000
Templeton Foreign Securities Fund - Class 2	2012	$0.827515	$0.960530	291,382.435
Subaccount inception date January 22, 2008	2011	$0.943095	$0.827515	304,787.772
	2010	$0.886044	$0.943095	28,980.035
	2009	$0.658517	$0.886044	3,159.797
	2008	$1.000000	$0.658517	0.000

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount		Separate Account Expense 1.85%
	Year	Beginning AUV	Ending AUV	# Units
Franklin Templeton VIP Founding Funds Allocation Fund - Class 4(2)	2012	$1.315087	$1.484760	344,992.166
Subaccount inception date November 10, 2008	2011	$1.364151	$1.315087	147,418.379
	2010	$1.262175	$1.364151	83,182.907
	2009	$0.989834	$1.262175	14,557.594
	2008	$1.000000	$0.989834	0.000
GE Investments Total Return Fund - Class 3(3)	2012	$1.021117	$1.123081	174,404.385
Subaccount inception Date November 19, 2009	2011	$1.075335	$1.021117	88,339.456
	2010	$1.003397	$1.075335	16,509.579
	2009	$0.988804	$1.003397	0.000
Janus Aspen – Enterprise Portfolio – Service Shares	2012	$1.071294	$1.230406	19,290.070
Subaccount inception date January 22, 2008	2011	$1.109404	$1.071294	73,500.649
	2010	$0.900194	$1.109404	1,062.459
	2009	$0.634742	$0.900194	0.000
	2008	$1.000000	$0.634742	0.000
Janus Aspen – Global Research Portfolio – Service Shares	2012	$0.793380	$0.933590	94,323.218
Subaccount inception date January 22, 2008	2011	$0.939457	$0.793380	270,807.301
	2010	$0.828283	$0.939457	28,580.120
	2009	$0.613959	$0.828283	7,654.377
	2008	$1.000000	$0.613959	0.000
MFS New® Discovery Series – Service Class	2012	$1.282905	$1.522688	149,321.543
Subaccount inception date January 22, 2008	2011	$1.459792	$1.282905	158,771.033
	2010	$1.093694	$1.459792	52,804.858
	2009	$0.683716	$1.093694	6,864.678
	2008	$1.000000	$0.683716	0.000
MFS® Total Return Series – Service Class	2012	$1.001154	$1.090345	103,969.058
Subaccount inception date January 22, 2008	2011	$1.003730	$1.001154	322,185.064
	2010	$0.932473	$1.003730	65,034.845
	2009	$0.806742	$0.932473	5,939.828
	2008	$1.000000	$0.806742	0.000
TA AEGON Tactical Vanguard ETF - Balanced - Service Class	2012	$0.958272	$1.018838	957,187.461
Subaccount inception date May 2, 2011	2011	$1.000000	$0.958272	11,379.330
TA AEGON Tactical Vanguard ETF - Conservative - Service Class	2012	$0.978034	$1.025287	964,932.436
Subaccount inception date May 2, 2011	2011	$1.000000	$0.978034	461,311.520
TA AEGON Tactical Vanguard ETF - Growth - Service Class	2012	$0.917767	$0.999714	683,541.591
Subaccount inception date May 2, 2011	2011	$1.000000	$0.917767	223,861.943
TA JPMorgan Core Bond - Service Class	2012	$1.041565	$1.071166	732,806.585
Subaccount inception date May 2, 2011	2011	$1.000000	$1.041565	259,630.420
TA JPMorgan Tactical Allocation - Service Class	2012	$0.992849	$1.047517	2,292,519.849
Subaccount inception date May 2, 2011	2011	$1.000000	$0.992849	454,532.831
TA PIMCO Real Return TIPS - Service Class	2012	$1.063998	$1.110355	3,071,625.939
Subaccount inception date May 2, 2011	2011	$1.000000	$1.063998	774,691.937
TA Legg Mason Dynamic Allocation - Balanced - Service Class Subaccount inception date May 1, 2012	2012	$1.000000	$1.006593	282,353.514
TA Legg Mason Dynamic Allocation - Growth - Service Class Subaccount inception date May 1, 2012	2012	$1.000000	$1.001649	62,353.520
TA Market Participation Strategy - Service Class Subaccount inception date September 17, 2012	2012	$1.000000	$0.988770	30,713.029

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Asset Allocation - Conservative - Service Class	2012	$1.238471	$1.305926	5,195,112.319
Subaccount inception date February 9, 2005	2011	$1.229865	$1.238471	4,205,324.943
	2010	$1.150032	$1.229865	2,743,809.791
	2009	$0.935922	$1.150032	2,062,261.844
	2008	$1.210491	$0.935922	1,506,205.215
	2007	$1.159307	$1.210491	1,270,650.482
	2006	$1.079672	$1.159307	1,041,227.375
	2005	$1.000000	$1.079672	685,105.260
TA Asset Allocation - Growth - Service Class	2012	$0.890037	$0.984003	869,773.148
Subaccount inception date January 22, 2008	2011	$0.959330	$0.890037	644,811.649
	2010	$0.850553	$0.959330	692,690.711
	2009	$0.667413	$0.850553	489,132.979
	2008	$1.000000	$0.667413	128,677.712
TA Asset Allocation - Moderate - Service Class	2012	$1.248828	$1.340378	18,698,015.037
Subaccount inception date February 9, 2005	2011	$1.265686	$1.248828	11,496,633.299
	2010	$1.168150	$1.265686	5,511,302.638
	2009	$0.940920	$1.168150	4,597,543.451
	2008	$1.295976	$0.940920	2,624,887.972
	2007	$1.222894	$1.295976	1,376,850.427
	2006	$1.117689	$1.222894	742,568.629
	2005	$1.000000	$1.117689	72,103.371
TA Asset Allocation - Moderate Growth - Service Class	2012	$1.211331	$1.315174	14,967,773.468
Subaccount inception date February 9, 2005	2011	$1.259950	$1.211331	14,011,813.362
	2010	$1.139392	$1.259950	15,887.824.086
	2009	$0.905761	$1.139392	15,177,051.026
	2008	$1.372685	$0.905761	13,017,757.814
	2007	$1.297401	$1.372685	8,182,629.162
	2006	$1.161501	$1.297401	5,385,150.762
	2005	$1.000000	$1.161501	819,818.860
TA International Moderate Growth - Service Class	2012	$0.864146	$0.956156	4,195,890.974
Subaccount inception date May 1, 2006	2011	$0.949963	$0.864146	4,089,863.116
	2010	$0.875915	$0.949963	4,725,821.270
	2009	$0.688460	$0.875915	4,674,914.335
	2008	$1.098976	$0.688460	4,016,643.203
	2007	$1.029756	$1.098976	2,428,709.365
	2006	$1.000000	$1.029756	359,042.616
TA BlackRock Global Allocation - Service Class(1)	2012	$1.225779	$1.324782	3,576,118.361
Subaccount inception Date May 1, 2009	2011	$1.296818	$1.225779	3,179,129.336
	2010	$1.201990	$1.296818	2,112,035.118
	2009	$1.000000	$1.201990	472,341.526
TA Barrow Hanley Dividend Focused - Service Class(5)	2012	$0.892795	$0.978951	266,686.318
Subaccount inception date January 22, 2008	2011	$0.885726	$0.892795	189,072.146
	2010	$0.817361	$0.885726	131,156.142
	2009	$0.730649	$0.817361	48,125.767
	2008	$1.000000	$0.730649	23,090.800
TA BlackRock Tactical Allocation - Service Class	2012	$1.346777	$1.457464	3,972,503.595
Subaccount inception Date May 1, 2009	2011	$1.319555	$1.346777	1,824,012.684
	2010	$1.205764	$1.319555	1,044,592.541
	2009	$1.000000	$1.205764	227,784.412

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Clarion Global Real Estate Securities - Service Class	2012	$0.867629	$1.066665	243,002.272
Subaccount inception date January 22, 2008	2011	$0.938309	$0.867629	203,768.873
	2010	$0.827221	$0.938309	115,453.864
	2009	$0.632208	$0.827221	26,661.298
	2008	$1.000000	$0.632208	0.000
TA Janus Balanced - Service Class	2012	$0.877223	$0.970775	583,107.599
Subaccount inception Date November 19, 2009	2011	$0.999750	$0.877223	317,684.841
	2010	$0.985671	$0.999750	95,823.995
	2009	$0.986571	$0.985671	0.000
TA PIMCO Tactical - Balanced - Service Class(6)	2012	$0.920990	$0.914867	1,071,626.575
Subaccount inception Date November 19, 2009	2011	$0.969182	$0.920990	550,076.203
	2010	$1.020496	$0.969182	550,708.647
	2009	$0.998158	$1.020496	0.000
TA PIMCO Tactical - Conservative - Service Class(7)	2012	$0.896169	$0.895001	241,259.515
Subaccount inception Date November 19, 2009	2011	$0.984370	$0.896169	186,990.712
	2010	$1.022242	$0.984370	106,856.149
	2009	$0.997265	$1.022242	0.000
TA PIMCO Tactical - Growth - Service Class(8)	2012	$0.867357	$0.859112	349,702.443
Subaccount inception Date November 19, 2009	2011	$0.997506	$0.867357	0.000
	2010	$1.021163	$0.997506	0.000
	2009	$0.996396	$1.021163	0.000
TA Hanlon Income - Service Class	2012	$1.000834	$1.018659	1,018,602.182
Subaccount inception Date November 19, 2009	2011	$0.988365	$1.000834	889,363.851
	2010	$1.003508	$0.988365	706,983.719
	2009	$0.999955	$1.003508	0.000
TA JPMorgan Enhanced Index - Service Class	2012	$0.980840	$1.120122	0.000
Subaccount inception date January 22, 2008	2011	$0.992292	$0.980840	0.000
	2010	$0.878213	$0.992292	0.000
	2009	$0.690332	$0.878213	0.000
	2008	$1.000000	$0.690332	0.000
TA JPMorgan Mid Cap Value - Service Class	2012	$1.244913	$1.472415	175,663.300
Subaccount inception Date November 19, 2009	2011	$1.243896	$1.244913	69,699.935
	2010	$1.029468	$1.243896	23,970.983
	2009	$0.985154	$1.029468	0.000
TA Jennison Growth - Service Class	2012	$1.041725	$1.182645	123,634.202
Subaccount inception date January 22, 2008	2011	$1.067109	$1.041725	78,467.704
	2010	$0.968717	$1.067109	62,231.938
	2009	$0.699909	$0.968717	1,848.927
	2008	$1.000000	$0.699909	0.000
TA Morgan Stanley Capital Growth - Service Class	2012	$1.000068	$1.133321	99,448.821
Subaccount inception date January 22, 2008	2011	$1.081284	$1.000068	141,866.136
	2010	$0.864855	$1.081284	61,087.652
	2009	$0.689156	$0.864855	6,636.059
	2008	$1.000000	$0.689156	0.000
TA AEGON High Yield Bond - Service Class	2012	$1.236976	$1.424871	247,996.741
Subaccount inception date January 22, 2008	2011	$1.202779	$1.236976	192,226.885
	2010	$1.089989	$1.202779	110,920.945
	2009	$0.754457	$1.089989	15,185.279
	2008	$1.000000	$0.754457	0.000

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA MFS International Equity - Service Class	2012	$0.889470	$1.066349	191,189.752
Subaccount inception date January 22, 2008	2011	$1.007030	$0.889470	134,097.775
	2010	$0.927994	$1.007030	31,975.977
	2009	$0.713341	$0.927994	19,826.678
	2008	$1.000000	$0.713341	7,388.124
TA PIMCO Total Return - Service Class	2012	$1.149373	$1.213419	7,020,161.981
Subaccount inception date January 22, 2008	2011	$1.102698	$1.149373	3,103,543.610
	2010	$1.048199	$1.102698	1,670,803.876
	2009	$0.920505	$1.048199	579,205.632
	2008	$1.000000	$0.920505	17,438.513
TA T. Rowe Price Small Cap - Service Class	2012	$1.281686	$1.455085	373,285.060
Subaccount inception date January 22, 2008	2011	$1.283366	$1.281686	179,688.111
	2010	$0.973095	$1.283366	37,288.225
	2009	$0.715068	$0.973095	7,174.733
	2008	$1.000000	$0.715068	7,174.733
TA Efficient Markets - Service Class(9)	2012	$1.278633	$1.411298	1,242,092.136
Subaccount inception date November 10, 2008	2011	$1.328803	$1.278633	1,190,686.447
	2010	$1.201944	$1.328803	852,330.054
	2009	$1.036627	$1.201944	68,300.321
	2008	$1.000000	$1.036627	0.000
TA Multi-Managed Balanced - Service Class	2012	$1.132912	$1.252578	455,027.298
Subaccount inception date January 22, 2008	2011	$1.109926	$1.132912	353,654.298
	2010	$0.910713	$1.109926	231,023.800
	2009	$0.735067	$0.910713	164,827.081
	2008	$1.000000	$0.735067	0.000
TA AllianceBernstein Dynamic Allocation - Service Class	2012	$0.949971	$0.988625	2,402,492.088
Subaccount inception date January 22, 2008	2011	$0.949802	$0.949971	1,856,101.388
	2010	$0.884529	$0.949802	107,523.393
	2009	$0.685489	$0.884529	6,945.450
	2008	$1.000000	$0.685489	0.000
TA WMC Diversified Growth - Service Class	2012	$0.843274	$0.936214	67,323.966
Subaccount inception date January 22, 2008	2011	$0.892217	$0.843274	54,318.052
	2010	$0.771968	$0.892217	0.000
	2009	$0.608782	$0.771968	0.000
	2008	$1.000000	$0.608782	0.000
TA AEGON Money Market - Service Class	2012	$1.023172	$1.006533	1,788,145.694
Subaccount inception date November 1, 2004	2011	$1.039935	$1.023172	2,276,242.733
	2010	$1.057067	$1.039935	472,955.115
	2009	$1.074385	$1.057067	328,534.370
	2008	$1.069043	$1.074385	413,939.616
	2007	$1.037336	$1.069043	50,497.423
	2006	$1.009283	$1.037336	0.000
	2005	$1.000000	$1.009283	0.000
TA Systematic Small Mid Cap Value - Service Class	2012	$1.135393	$1.296030	253,126.078
Subaccount inception date January 22, 2008	2011	$1.188049	$1.135393	211,147.785
	2010	$0.928586	$1.188049	113,943.098
	2009	$0.660541	$0.928586	29,500.818
	2008	$1.000000	$0.660541	6,839.756

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA AEGON U.S. Government Securities - Service Class	2012	$1.146167	$1.182315	2,993,794.144
Subaccount inception date January 22, 2008	2011	$1.085909	$1.146167	1,826,953.634
	2010	$1.059101	$1.085909	876,816.400
	2009	$1.033204	$1.059101	455,986.852
	2008	$1.000000	$1.033204	26,115.517
TA Vanguard ETF - Conservative - Service Class(10)	2012	$1.090563	$1.143767	2,460,875.699
Subaccount inception Date November 19, 2009	2011	$1.074408	$1.090563	1,600,082.834
	2010	$0.998075	$1.074408	521,845.344
	2009	$0.999955	$0.998075	0.000
TA Vanguard ETF - Balanced - Service Class(11)	2012	$1.018128	$1.085619	9,693,753.008
Subaccount inception date May 1, 2008	2011	$1.019934	$1.018128	5,272,048.793
	2010	$0.936613	$1.019934	2,009,845.356
	2009	$0.817007	$0.936613	803,646.654
	2008	$1.000000	$0.817007	4,686.691
TA Vanguard ETF - Growth - Service Class(9)(12)	2012	$0.944813	$1.036789	12,526,261.861
Subaccount inception date May 1, 2008	2011	$0.971384	$0.944813	9,924,194.121
	2010	$0.873783	$0.971384	6,632,421.639
	2009	$0.721052	$0.873783	2,707,913.163
	2008	$1.000000	$0.721052	196,545.583
TA Vanguard ETF - Aggressive Growth - Service Class(13)	2012	$1.089428	$1.249196	478,298.468
Subaccount inception Date November 19, 2009	2011	$1.152543	$1.089428	331,044.720
	2010	$1.024027	$1.152543	44,829.433
	2009	$0.999955	$1.024027	0.000
TA TS&W International Equity - Service Class(14)	2012	$0.750727	$0.859867	31,661.983
Subaccount inception date January 22, 2008	2011	$0.893198	$0.750727	33,276.949
	2010	$0.839096	$0.893198	22,173.141
	2009	$0.678678	$0.839096	9,855.814
	2008	$1.000000	$0.678678	0.000
TA BNP Paribas Large Cap Growth - Service Class(15)	2012	$1.024047	$1.176830	131,422.284
Subaccount inception date January 22, 2008	2012
	2011	$1.067975	$1.024047	119,548.903
	2010	$0.913226	$1.067975	5,174.948
	2009	$0.639823	$0.913226	7,486.531
	2008	$1.000000	$0.639823	0.000
TA Morgan Stanley Mid Cap Growth - Service Class	2012	$1.158876	$1.240007	212,570.670
Subaccount inception date January 22, 2008	2011	$1.265509	$1.158876	206,449.049
	2010	$0.962999	$1.265509	12,313.379
	2009	$0.611350	$0.962999	7,298.434
	2008	$1.000000	$0.611350	7,298.434
PAM TA AEGON U.S. Government Securities - Service Class	2012	$1.146167	$1.182315	50,476.007
Subaccount inception date January 22, 2008	2011	$1.085909	$1.146167	50,124.997
	2010	$1.059101	$1.085909	0.000
	2009	$1.033204	$1.059101	0.000
	2008	$1.000000	$1.033204	1,687.091
TA ProFunds UltraBear Fund - Service Class OAM	2012	$0.318752	$0.221268	3,485,732.946
Subaccount inception Date May 1, 2009	2011	$0.404748	$0.318752	3,338,126.967
	2010	$0.561781	$0.404748	192,158.769
	2009	$1.000000	$0.561781	14,653.586

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
Invesco V.I. Value Opportunities Fund – Series II Shares	2012	$0.770683	$0.891965	77,734.693
Subaccount inception date January 22, 2008	2011	$0.810903	$0.770683	82,188.988
	2010	$0.770752	$0.810903	49,338.309
	2009	$0.530309	$0.770752	9,882.396
	2008	$1.000000	$0.530309	0.000
Invesco V.I. American Franchise Fund – Series II Shares Subaccount inception date April 27, 2012	2012	$1.000000	$0.962417	0.000
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B(3)	2012	$1.275667	$1.419893	191,434.063
Subaccount inception date November 10, 2008	2011	$1.340179	$1.275667	119,812.289
	2010	$1.237531	$1.340179	40,698.619
	2009	$1.012783	$1.237531	815.029
	2008	$1.000000	$1.012783	0.000
AllianceBernstein Growth and Income Portfolio – Class B	2012	$0.891262	$1.027905	108,561.606
Subaccount inception date January 22, 2008	2011	$0.854090	$0.891262	90,393.336
	2010	$0.769663	$0.854090	70,755.547
	2009	$0.650077	$0.769663	16,502.570
	2008	$1.000000	$0.650077	16,502.570
AllianceBernstein Large Cap Growth Portfolio – Class B	2012	$0.939376	$1.078387	11,048.602
Subaccount inception date January 22, 2008	2011	$0.992081	$0.939376	11,165.325
	2010	$0.918167	$0.992081	6,585.185
	2009	$0.680726	$0.918167	6,294.962
	2008	$1.000000	$0.680726	0.000
American Funds - Asset Allocation Fund - Class 2(4)	2012	$1.105275	$1.259542	2,886,105.800
Subaccount inception Date November 19, 2009	2011	$1.112364	$1.105275	2,585,482.111
	2010	$1.007990	$1.112364	1,661,951.865
	2009	$0.989778	$1.007990	0.000
American Funds - Bond Fund - Class 2(4)	2012	$1.079841	$1.115985	965,035.596
Subaccount inception Date November 19, 2009	2011	$1.037506	$1.079841	580,043.023
	2010	$0.993701	$1.037506	88,551.024
	2009	$1.000899	$0.993701	0.000
American Funds - Growth Fund - Class 2(4)	2012	$1.096170	$1.267444	313,732.171
Subaccount inception Date November 19, 2009	2011	$1.167433	$1.096170	177,440.979
	2010	$1.002849	$1.167433	105,192.432
	2009	$0.986481	$1.002849	0.000
American Funds - Growth-Income Fund - Class 2(4)	2012	$1.061152	$1.222710	226,194.163
Subaccount inception Date November 19, 2009	2011	$1.101971	$1.061152	131,926.383
	2010	$1.008240	$1.101971	70,777.809
	2009	$0.986802	$1.008240	0.000
American Funds - International Fund - Class 2(4)	2012	$0.870231	$1.006350	181,965.996
Subaccount inception Date November 19, 2009	2011	$1.031180	$0.870231	83,358.429
	2010	$0.980359	$1.031180	48,295.876
	2009	$0.982911	$0.980359	0.000
Fidelity VIP Balanced Portfolio - Service Class 2	2012	$0.991794	$1.120209	1,185,591.582
Subaccount inception date May 1, 2008	2011	$1.048229	$0.991794	824,748.081
	2010	$0.904846	$1.048229	647,350.617
	2009	$0.664950	$0.904846	308,414.064
	2008	$1.000000	$0.664950	44,793.734

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
Fidelity VIP Contrafund® Portfolio – Service Class 2	2012	$0.940758	$1.074780	637,541.395
Subaccount inception date January 22, 2008	2011	$0.983643	$0.940758	429,468.101
	2010	$0.855116	$0.983643	262,299.328
	2009	$0.641644	$0.855116	22,726.419
	2008	$1.000000	$0.641644	0.000
Fidelity VIP Equity-Income Portfolio – Service Class 2	2012	$0.911015	$1.049003	52,427.263
Subaccount inception date January 22, 2008	2011	$0.919991	$0.911015	54,323.120
	2010	$0.813769	$0.919991	13,534.802
	2009	$0.636875	$0.813769	8,813.228
	2008	$1.000000	$0.636875	0.000
Fidelity VIP Growth Portfolio – Service Class 2	2012	$0.896592	$1.008997	63,810.101
Subaccount inception date January 22, 2008	2011	$0.911651	$0.896592	66,520.725
	2010	$0.748153	$0.911651	30,420.042
	2009	$0.594306	$0.748153	6,721.402
	2008	$1.000000	$0.594306	0.000
Fidelity VIP Mid Cap Portfolio – Service Class 2	2012	$1.024578	$1.154644	269,325.531
Subaccount inception date January 22, 2008	2011	$1.168241	$1.024578	137,716.924
	2010	$0.923603	$1.168241	68,449.204
	2009	$0.671795	$0.923603	13,195.972
	2008	$1.000000	$0.671795	0.000
Fidelity VIP Value Strategies Portfolio – Service Class 2	2012	$0.962019	$1.202443	71,628.727
Subaccount inception date January 22, 2008	2011	$1.075026	$0.962019	54,241.614
	2010	$0.864938	$1.075026	38,683.169
	2009	$0.559463	$0.864938	23,592.376
	2008	$1.000000	$0.559463	0.000
Franklin Income Securities Fund - Class 2	2012	$1.086854	$1.204392	501,808.419
Subaccount inception date January 22, 2008	2011	$1.079026	$1.086854	336,401.281
	2010	$0.973455	$1.079026	138,066.718
	2009	$0.729760	$0.973455	64,135.157
	2008	$1.000000	$0.729760	31,222.447
Mutual Shares Securities Fund - Class 2	2012	$0.901291	$1.012874	109,667.777
Subaccount inception date January 22, 2008	2011	$0.925781	$0.901291	120,973.361
	2010	$0.846299	$0.925781	76,612.512
	2009	$0.682487	$0.846299	59,307.528
	2008	$1.000000	$0.682487	32,015.601
Templeton Foreign Securities Fund - Class 2	2012	$0.833957	$0.969917	387,872.706
Subaccount inception date January 22, 2008	2011	$0.948576	$0.833957	351,348.569
	2010	$0.889448	$0.948576	126,274.999
	2009	$0.659735	$0.889448	16,106.717
	2008	$1.000000	$0.659735	0.000
Franklin Templeton VIP Founding Funds Allocation Fund - Class 4(2)	2012	$1.323222	$1.496889	507,257.036
Subaccount inception date November 10, 2008	2011	$1.369903	$1.323222	462,948.408
	2010	$1.265010	$1.369903	404,344.124
	2009	$0.990107	$1.265010	191,920.537
	2008	$1.000000	$0.990107	0.000
GE Investments Total Return Fund - Class 3(3)	2012	$1.025368	$1.129979	109,066.055
Subaccount inception Date November 19, 2009	2011	$1.077697	$1.025368	104,599.951
	2010	$1.003631	$1.077697	2,889.029
	2009	$0.988810	$1.003631	0.000

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
Janus Aspen – Enterprise Portfolio – Service Shares	2012	$1.079631	$1.242420	14,258.670
Subaccount inception date January 22, 2008	2011	$1.115844	$1.079631	14,626.523
	2010	$0.903633	$1.115844	0.000
	2009	$0.635920	$0.903633	9,553.426
	2008	$1.000000	$0.635920	0.000
Janus Aspen – Global Research Portfolio – Service Shares	2012	$0.799571	$0.942735	73,745.174
Subaccount inception date January 22, 2008	2011	$0.944924	$0.799571	78,938.896
	2010	$0.831468	$0.944924	39,779.659
	2009	$0.615104	$0.831468	33,649.569
	2008	$1.000000	$0.615104	7,957.073
MFS® New Discovery Series – Service Class	2012	$1.292886	$1.537575	174,654.594
Subaccount inception date January 22, 2008	2011	$1.468263	$1.292886	160,314.777
	2010	$1.097886	$1.468263	30,622.076
	2009	$0.684986	$1.097886	6,665.984
	2008	$1.000000	$0.684986	0.000
MFS® Total Return Series – Service Class	2012	$1.008958	$1.101021	184,007.265
Subaccount inception date January 22, 2008	2011	$1.009566	$1.008958	186,684.364
	2010	$0.936049	$1.009566	130,179.397
	2009	$0.808242	$0.936049	31,453.267
	2008	$1.000000	$0.808242	0.000
TA AEGON Tactical Vanguard ETF - Balanced - Service Class	2012	$0.959537	$1.022199	1,170,844.161
Subaccount inception date May 2, 2011	2011	$1.000000	$0.959537	1,304.056
TA AEGON Tactical Vanguard ETF - Conservative - Service Class	2012	$0.979309	$1.028652	1,709,920.929
Subaccount inception date May 2, 2011	2011	$1.000000	$0.979309	754,865.619
TA AEGON Tactical Vanguard ETF - Growth - Service Class	2012	$0.918962	$1.002996	997,918.741
Subaccount inception date May 2, 2011	2011	$1.000000	$0.918962	557,092.481
TA JPMorgan Core Bond - Service Class	2012	$1.042923	$1.074687	684,781.581
Subaccount inception date May 2, 2011	2011	$1.000000	$1.042923	77,773.623
TA JPMorgan Tactical Allocation - Service Class	2012	$0.994146	$1.050962	2,000,306.370
Subaccount inception date May 2, 2011	2011	$1.000000	$0.994146	258,966.240
TA PIMCO Real Return TIPS - Service Class	2012	$1.065381	$1.113998	3,324,328.868
Subaccount inception date May 2, 2011	2011	$1.000000	$1.065381	1,234,329.098
TA Legg Mason Dynamic Allocation - Balanced - Service Class Subaccount inception date May 1, 2012	2012	$1.000000	$1.007913	652,021.562
TA Legg Mason Dynamic Allocation - Growth - Service Class Subaccount inception date May 1, 2012	2012	$1.000000	$1.002962	225,517.226
TA Market Participation Strategy - Service Class Subaccount inception date September 17, 2012	2012	$1.000000	$0.989330	18,783.735

(1)	The beginning and ending AUV for this fund also reflects a 0.10% Fund Facilitation Fee which is in addition to the Separate Account Expense percentage listed above.
(2)	The beginning and ending AUV for this fund also reflects a 0.15% Fund Facilitation Fee which is in addition to the Separate Account Expense percentage listed above.
(3)	The beginning and ending AUV for this fund also reflects a 0.20% Fund Facilitation Fee which is in addition the Separate Account Expense percentage listed above.
(4)	The beginning and ending AUV for this fund also reflects a 0.30% Fund Facilitation Fee which is in addition the Separate Account Expense percentage listed above.
(5)	Formerly known as Transamerica BlackRock Large Cap Value VP.
(6)	Formerly known as Transamerica Hanlon Balanced VP.
(7)	Formerly known as Transamerica Hanlon Growth and Income VP.

CONDENSED FINANCIAL INFORMATION — (Continued)

(8)	Formerly known as Transamerica Hanlon Growth VP.
(9)	Effective on or about May 1, 2013, Transamerica Efficient Markets VP merged into Transamerica Vanguard ETF Portfolio - Growth VP.
(10)	Portfolio name formerly known as Transamerica Index 35 VP and subaccount name formerly known as TA Vanguard ETF Index - Conservative
(11)	Portfolio name formerly known as Transamerica Index 50 VP and subaccount name formerly known as TA Vanguard ETF Index - Balanced.
(12)	Portfolio name formerly known as Transamerica Index 75 VP and subaccount name formerly known as TA Vanguard ETF Index - Growth.
(13)	Portfolio name formerly known as Transamerica Index 100 VP and subaccount name formerly known as TA Vanguard ETF Index - Aggressive Growth.
(14)	Formerly known as Transamerica Morgan Stanley Active International Allocation VP.
(15)	Formerly known as Transamerica Multi Managed Large Cap Core VP.

APPENDIX

DEATH BENEFIT

Adjusted Withdrawals. If you make a partial surrender (withdrawal), then your guaranteed minimum death benefit is reduced by an amount called the adjusted withdrawal. The amount of the reduction depends on the relationship between your death proceeds and policy value. The adjusted withdrawal is equal to the gross withdrawal multiplied by the death proceeds immediately prior to the withdrawal divided by the policy value immediately prior to the withdrawal. The formula is AW = GW x (DP/PV) where:

AW = Adjusted Withdrawal

GW= Gross Withdrawal

DP = Death Proceeds prior to the withdrawal = greatest of (PV, CV, or GMDB)

PV = Policy Value prior to the withdrawal

GMDB = Guaranteed minimum Death Benefit prior to the withdrawal

CV = Cash Value prior to the withdrawal

The following examples describe the effect of a surrender on the guaranteed minimum death benefit and policy value.

Example 1: Death Proceeds Greater than Policy Value

Assumptions:

GMDB = $75,000

PV = $50,000

DP = $75,000

GW = $15,494

AW = $15,494 x ($75,000/$50,000) = $23,241

Summary:
Reduction in guaranteed minimum death benefit	= $	23,241
Reduction in policy value	= $	15,494
New Guaranteed Minimum Death Benefit	= $	51,759
New Policy Value (after withdrawal)	= $	34,506

The guaranteed minimum death benefit is reduced more than the policy value because the guaranteed minimum death benefit was greater than the policy value immediately prior to the withdrawal.

Example 2: Death Proceeds Equal to Policy Value

Assumptions:

GMDB = $50,000

PV = $75,000

DP = $75,000

GW = $15,494

AW = $15,494 x ($75,000/$75,000) = $15,494

Death Benefit — (Continued)

Summary:
Reduction in guaranteed minimum death benefit	= $	15,494
Reduction in policy value	= $	15,494
New Guaranteed Minimum Death Benefit	= $	34,506
New Policy Value (after withdrawal)	= $	59,506

The guaranteed minimum death benefit and policy value are reduced by the same amount because the policy value was greater than the guaranteed minimum death benefit immediately prior to the withdrawal.

These examples are for illustrative purposes only. The purpose of these illustrations is to demonstrate how this feature is calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal.

Hypothetical Example

In this example, certain death benefit values at various points in time are depicted based on hypothetical assumed rates of performance. This example is for illustrative purposes only and assumes a single $100,000 premium payment by a sole owner and annuitant who is age 50. It further assumes no subsequent premium payments or withdrawals.

End of Year	Net Rate of Return for Fund*	Policy Value (No GMDB Elected)	Policy Value (Return of Premium GMDB Elected)	Return of Premium GMDB	Policy Value (Annual Step-up GMDB Elected)	Annual Step-Up GMDB
Issue	N/A	$100,000	$100,000	$100,000	$100,000	$100,000
1	-4%	$95,550	$95,400	$100,000	$95,200	$100,000
2	18%	$112,319	$112,000	$100,000	$111,574	$111,574
3	15%	$128,661	$128,128	$100,000	$127,418	$127,418
4	-7%	$119,076	$118,390	$100,000	$117,479	$127,418
5	2%	$120,922	$120,047	$100,000	$118,889	$127,418
6	10%	$132,470	$131,332	$100,000	$129,827	$129,827
7	14%	$150,420	$148,930	$100,000	$146,964	$146,964
8	-3%	$145,230	$143,569	$100,000	$141,379	$146,964
9	17%	$169,266	$167,114	$100,000	$164,283	$164,283
10	6%	$178,660	$176,138	$100,000	$172,826	$172,826

* The assumed rate does reflect the deduction of a hypothetical fund fee but does not reflect the deduction of any other fees, charges or taxes. The death benefit values do reflect the deduction of the hypothetical base policy fees and hypothetical death benefit fees. Different hypothetical returns and fees would produce different results.

APPENDIX

GUARANTEED LIFETIME WITHDRAWAL BENEFIT COMPARISON TABLE

Important aspects of the Living Benefits Rider, the Income LinkSM Rider, the Retirement Income MaxSM Rider or the Retirement Income ChoiceSM 1.6 Rider are summarized in the following chart.

Note: The Living Benefits Rider, the Income LinkSM Rider, the Retirement Income MaxSM Rider or the Retirement Income ChoiceSM 1.6 Rider and any additional options available under these riders, may vary for certain policies and may not be available for all policies; the Guaranteed Lifetime Withdrawal Benefit Riders may not be available in all states. You should consult with tax and financial professionals to determine which of these riders is appropriate for you.

Living Benefits Rider	Income LinkSM Rider	Retirement Income MaxSM Rider	Retirement Income Choice 1.6SM Rider

Benefit:

•   Provides:

(1) Guaranteed Minimum Accumulation Benefit (“GMAB”)—Ten years after you elect the rider (“guaranteed future value date”), your policy value will equal your guaranteed future value (calculated as described below). After that date, the guaranteed future value equals zero.

(2) Guaranteed Minimum Withdrawal Benefit (“GMWB”)—a maximum annual withdrawal amount (calculated as described below) regardless of your policy value; we account for withdrawals you take under the rider by applying two different withdrawal guarantees, “principal back,” for withdrawals of up to 7% of your total withdrawal base, or “for life,” for withdrawals up to 5% of your total withdrawal base.

Benefit:

•   Provides

(1) Guaranteed Lifetime Withdrawal Benefit

(“GLWB”)—i.e., a level of cash withdrawals (and payments from us, if necessary), which are based on a withdrawal percentage that is higher for a defined period and lower thereafter, regardless of the Designated Investment Option that you select.

(2) Automatic Step-Up—We will automatically step-up the withdrawal base on each rider anniversary. You can opt out of the automatic step-up if the automatic step-up would result in an increase in the rider fee percentage.

Benefit:

•   Provides:

(1) Guaranteed Lifetime Withdrawal Benefit

(“GLWB”)—i.e., a series of cash withdrawals (and payments from us, if necessary) regardless of the performance of the designated investment choices that you select – if you invest in certain designated investment choices.

(2) Growth—On each of the first 10 rider anniversaries, we add an annual growth credit (5% of the withdrawal base immediately before the rider anniversary) to the withdrawal base if no withdrawals have occurred during the preceding rider year.

(3) Automatic Step-Up—We will automatically step-up the withdrawal base on each rider anniversary. You can opt out of the automatic step-up if the automatic step-up would result in an increase in the rider fee percentage.

Benefit:

•   Provides:

(1) Guaranteed Lifetime Withdrawal Benefit (“GLWB”)—i.e., a level of cash withdrawals (and payments from us, if necessary) regardless of the performance of the designated investment choices that you select.

(2) Growth—On each of the first 10 rider anniversaries, we add an annual growth credit (5% of the withdrawal base immediately before the rider anniversary) to the withdrawal base if no withdrawals have occurred during the preceding rider year.

(3) Automatic Step-Up—We will automatically step-up the withdrawal base on each rider anniversary. You can opt out of the automatic step-up if the automatic step-up would result in an increase in the rider fee percentage.

Guaranteed Lifetime Withdrawal Benefit Comparison Table — (Continued)

Living Benefits Rider	Income LinkSM Rider	Retirement Income MaxSM Rider	Retirement Income Choice 1.6SM Rider

•     Upgrades:

(1) Before the annuitant’s 86th birthday, you can upgrade the total withdrawal base (for GMWB) and the guaranteed future value (for GMAB) by sending us written notice.

(2) If you upgrade, the current rider terminates and a new rider is issued (which may have a higher rider fee).

•     Upgrades:

You may request by sending us written notice. If you elect to manually reset, the current rider terminates and a new rider is issued (which may have a higher rider fee percentage and lower growth rate percentage.) If you have elected the joint life option under the rider, you cannot elect a manual reset if the annuitant or the annuitant’s spouse is 86 or older (unless state law requires a lower maximum age).

•     Additional Options:

(1) Joint Life Option—You may elect to postpone termination of the rider until the later of the death of the annuitant or the death of the annuitant’s spouse. The annuitant’s spouse must be either a joint owner (along with the annuitant) or the sole primary beneficiary (without a joint owner).

•     Additional Options:

(1) Joint Life Option—You may elect to postpone termination of the rider until the later of the death of the annuitant or the death of the annuitant’s spouse. The annuitant’s spouse must be either a joint owner (along with the annuitant) or the sole primary beneficiary (without a joint owner).

•     Additional Options:

(1) Death Benefit Option— You may add an amount to the death benefit payable under the base policy.

(2) Joint Life Option—You may elect to postpone termination of the rider until the later of the death of the annuitant or the death of the annuitant’s spouse. The annuitant’s spouse must be either a joint owner (along with the annuitant) or the sole primary beneficiary (without a joint owner).

Availability: • 0 - 80 (unless state law requires a lower maximum issue age	Availability: • At least 55 years old and not yet age 81 (unless state law requires a lower maximum issue age)	Availability: • At least 55 years old and not yet age 81 (unless state law requires a lower maximum issue age)	Availability: • Younger than age 86 (unless state law requires a lower maximum issue age)

Guaranteed Lifetime Withdrawal Benefit Comparison Table — (Continued)

Living Benefits Rider	Income LinkSM Rider	Retirement Income MaxSM Rider	Retirement Income Choice 1.6SM Rider
Current Charge: (1) 0.90% of total withdrawal base on each rider anniversary under the “principal back” withdrawal guarantee under the rider.	Current Charges: (1) 0.90% annually (single life and joint life) of withdrawal base deducted on each rider quarter.

For riders issued on or after December 12, 2011. Current Charges:

(1) 1.25% annually (single life and joint life) of withdrawal base deducted on each rider quarter.

For riders issued before December 12, 2011. Current Charges:

(1) 1.00% annually (single life and joint life) of withdrawal base deducted on each rider quarter.

Current Charge:

(1) for Base Benefit only—0.70% to 1.55% annually (single and joint life) of withdrawal base deducted on each rider quarter;

(2) with Death Benefit Option— 0.40% (single life) or 0.35% (joint life) annually of withdrawal base deducted on each rider quarter, in addition to the base benefit fee;

(3) with Income EnhancementSM Option—0.30% (single life) or 0.50% (joint life) annually of withdrawal base deducted on each rider quarter, in addition to the base benefit fee.

Investment Restrictions:

•     Portfolio Allocation Method (“PAM”)—We monitor your policy value and, as we deem necessary to support the guarantees under the rider, may transfer amounts between investment options that we designate and the variable investment choices that you select.

	Investment Restrictions: • Designated Investment option—You must allocate 100% of your policy value to one or more investment options that we designate.	Investment Restrictions: • Designated Investment option—You must allocate 100% of your policy value to one or more investment options that we designate.	Investment Restrictions: • You must allocate 100% of your policy value to one or more investment options that we designate.

Withdrawal Option:

5% For Life - Policyholder can withdraw up to 5% of the 5% For Life total withdrawal base each year starting with the rider anniversary following the annuitant’s 59th birthday until at least the later of the death of the annuitant or the time when the 5% For Life Minimum Remaining Withdrawal Amount has reached zero.

Withdrawal Percentages (Single Life):

7 yr option - 5% for 7 years and

4% thereafter

6 yr option - 6% for 6 years and

4% thereafter

5 yr option - 7% for 5 years and

4% thereafter

4 yr option - 8% for 4 years and

4% thereafter

3 yr option - 9% for 3 years and

4% thereafter

2 year option - 10% for 2 years

and 4% thereafter

Withdrawal Percentages (Single Life):

For riders issued on or after

December 12, 2011.

0-58                                         0.0%

59-64                                       4.3%

65-79                                       5.3% 80+                                          6.3%

For riders issued before December

12, 2011.

0-58                                         0.0%

59-64                                       4.5%

65-74                                       5.5%

75+                                          6.5%

Withdrawal Percentages (Single Life): 0-58 0.0% 59-64 4.0% 65-79 5.0% 80+ 6.0%

Guaranteed Lifetime Withdrawal Benefit Comparison Table — (Continued)

Living Benefits Rider	Income LinkSM Rider	Retirement Income MaxSM Rider	Retirement Income Choice 1.6SM Rider

Withdrawal Option:

7% Principal Back - Policyholder can withdraw up to 7% of the 7% Principal Back total withdrawal base per year until at least the time at which the 7% Principal Back minimum remaining withdrawal amount has reached zero.

Withdrawal Percentages (Joint Life):

7 yr option - 4.5% for 7 years and

3.5% thereafter

6 yr option - 5.5% for 6 years and

3.5% thereafter

5 yr option - 6.5% for 5 years and

3.5% thereafter

4 yr option - 7.5% for 4 years and

3.5% thereafter

3 yr option - 8.5% for 3 years and

3.5% thereafter

2 year option - 9.5% for 2 years

and 3.5% thereafter

Withdrawal Percentages (Joint Life):

For riders issued on or after December 12, 2011.

0-58                                         0.0%

59-64                                       3.8%

65-79                                       4.8%

80+                                          5.8%

For riders issued before December

12, 2011.

0-58                                         0.0%

59-64                                       4.1%

65-74                                       5.1%

75+                                          6.1%

Withdrawal Percentages (Joint Life): 0-58 0.0% 59-64 3.5% 65-79 4.5% 80+ 5.5%

APPENDIX

LIVING BENEFITS RIDER ADJUSTED PARTIAL WITHDRAWALS

The following examples show the effect of withdrawals on the benefits under the Living Benefits Rider.

GUARANTEED MINIMUM ACCUMULATION BENEFIT

Gross partial withdrawals will reduce the guaranteed future value by an amount equal to the greater of:

1)	the gross partial withdrawal amount; and
2)	a pro rata amount, the result of (A / B) * C, where:

A	is the amount of gross partial withdrawal;
B	is the policy value immediately prior to the gross partial withdrawal; and
C	is the guaranteed future value immediately prior to the gross partial withdrawal.

The following demonstrates, on a purely hypothetical basis, the effects of partial withdrawals under the guaranteed minimum accumulation benefit.

EXAMPLE 1:

Assumptions:

Policy value prior to withdrawal (“PV”) = $90,000

Guaranteed future value prior to withdrawal (“GFV”) = $100,000

Gross withdrawal amount (“WD”) = $10,000

Step One. What is the pro rata value of the amount withdrawn?

1.	Formula is (WD / PV) * GFV = pro rata amount
2.	($10,000 / $90,000) * $100,000 = $11,111.11

Step Two. Which is larger, the $10,000 withdrawal or the $11,111.11 pro rata amount?

$11,111.11 pro rata amount

Step Three. After the withdrawal is taken, what will be new guaranteed future value?

$100,000 - $11,111.11 = $88,888.89

Result. If no more withdrawals are taken, the guaranteed future value on the 10th rider anniversary is $88,888.89.

LIVING BENEFITS RIDER ADJUSTED PARTIAL WITHDRAWALS — (Continued)

EXAMPLE 2:

Assumptions:

PV = $120,000

GFV= $100,000

WD= $10,000

Step One. What is the pro rata value of the amount withdrawn?

1.	Formula is (WD / PV) * GFV = pro rata amount
2.	($10,000 / $120,000) * $100,000 = $8,333.33

Step Two. Which is larger, the $10,000 withdrawal or the $8,333.33 pro rata amount?

$10,000 withdrawal

Step Three. After the withdrawal is taken, what will be new guaranteed future value?

$100,000 - $10,000 = $90,000

Result. If no more withdrawals are taken, the guaranteed future value on the 10th Rider Anniversary is $90,000.

GUARANTEED LIFETIME WITHDRAWAL BENEFIT

Total Withdrawal Base. Gross partial withdrawals up to the maximum annual withdrawal amount will not reduce the total withdrawal base. Gross partial withdrawals in excess of the maximum annual withdrawal amount will reduce the total withdrawal base by an amount equal to the greater of:

1)	the excess gross partial withdrawal amount; and
2)	a pro rata amount, the result of (A / B) * C, where:

A	is the excess gross partial withdrawal (the amount in excess of the guaranteed annual withdrawal amount remaining prior to the withdrawal);
B	is the policy value after the maximum annual withdrawal amount has been withdrawn, but prior to the withdrawal of the excess amount; and
C	is the total withdrawal base prior to the withdrawal of the excess amount.

Minimum Remaining Withdrawal Amount. Gross partial withdrawals up to the maximum annual withdrawal amount will reduce the minimum remaining withdrawal amount by the same amount (dollar-for-dollar). Gross partial withdrawals in excess of the maximum annual withdrawal amount will reduce the minimum remaining withdrawal amount by an amount equal to the greater of:

1)	the excess gross partial withdrawal amount; and
2)	a pro rata amount, the result of (A / B) * C, where:

LIVING BENEFITS RIDER ADJUSTED PARTIAL WITHDRAWALS — (Continued)

A	is the excess gross partial withdrawal (the amount in excess of the guaranteed annual withdrawal amount remaining prior to the withdrawal);
B	is the policy value after the maximum annual withdrawal amount has been withdrawn, but prior to the withdrawal of the excess amount; and
C	is the minimum remaining withdrawal amount after the maximum annual withdrawal amount has been withdrawn, but prior to the withdrawal of the excess amount.

The following demonstrates, on a purely hypothetical basis, the effects of partial withdrawals under the guaranteed lifetime withdrawal benefit.

When a withdrawal is taken, three parts of the guaranteed lifetime withdrawal benefit can be affected:

1.	Minimum remaining withdrawal amount (“MRWA”)
2.	Total withdrawal base (“TWB”)
3.	Maximum annual withdrawal amount (“MAWA”)

EXAMPLE 1 (7% “PRINCIPAL BACK”):

Assumptions:

TWB = $100,000

MRWA = $100,000

7% WD would be $7,000 (7% of the current $100,000 total withdrawal base)

WD = $7,000

Excess withdrawal (“EWD”) = None

PV = $100,000

You = Owner and Annuitant (Age 60)

Step One. Is any portion of the withdrawal greater than the “principal back” maximum annual withdrawal amount?

No. There is no excess withdrawal under the “principal back” guarantee if no more than $7,000 is withdrawn.

Step Two. What is the minimum remaining withdrawal amount after the withdrawal has been taken?

1.	Total to deduct from the minimum remaining withdrawal amount is $7,000 (there is no excess to deduct)
2.	$100,000 - $7,000 = $93,000.

Result. In this example, because no portion of the withdrawal was in excess of $7,000, the “principal back” total withdrawal base does not change and the “principal back” minimum remaining withdrawal amount is $93,000.00.

EXAMPLE 2 (7% “PRINCIPAL BACK”):

Assumptions:

TWB = $100,000

LIVING BENEFITS RIDER ADJUSTED PARTIAL WITHDRAWALS — (Continued)

MRWA = $100,000

7% WD would be $7,000 (7% of the current $100,000 total withdrawal base)

WD = $8,000

EWD = $1,000 ($8,000 - $7,000)

PV = $90,000

You = Owner and Annuitant (Age 60)

Step One. Is any portion of the total withdrawal greater than the maximum annual withdrawal amount?

Yes. $8,000 - $7,000 = $1,000 (the excess withdrawal amount)

Step Two. Calculate how much of the “principal back” minimum remaining withdrawal amount is affected by the excess withdrawal.

1.	Formula for pro rata amount is: (EWD / (PV - 7% WD)) * (MRWA - 7% WD)
2.	($1,000 / ($90,000 - $7,000)) * ($100,000 - $7,000) = $1,120.48

Step Three. Which is larger, the actual $1,000 excess withdrawal amount or the $1,120.48 pro rata amount?

$1,120.48 pro rata amount

Step Four. What is the “principal back” minimum remaining withdrawal amount after the withdrawal has been taken?

1.	Total to deduct from the minimum remaining withdrawal amount is $7,000 + $1,120.48 (pro rata excess) = $8,120.48
2.	$100,000 - $8,120.48 = $91,879.52

Result. The “principal back” minimum remaining withdrawal amount is $91,879.52.

NOTE. For the guaranteed lifetime withdrawal benefit, because there was an excess withdrawal amount, the total withdrawal base needs to be adjusted as well as a new lower maximum annual withdrawal amount. Had the withdrawal for this example not been more than $7,000, the “principal back” total withdrawal base would remain at $100,000 and the “principal back” maximum annual withdrawal amount would be $7,000. However, because an excess withdrawal has been taken, the total withdrawal base is also changed (this is the amount the 7% is based on).

New “principal back” total withdrawal base:

Step One. The total withdrawal base is only reduced by the excess withdrawal amount or the pro rata amount if greater.

Step Two. Calculate how much the total withdrawal base is affected by the excess withdrawal.

1.	The formula is (EWD / (PV - 7% WD)) * TWB before any adjustments
2.	($1,000 / ($90,000 - $7,000)) * $100,000 = $1,204.82

LIVING BENEFITS RIDER ADJUSTED PARTIAL WITHDRAWALS — (Continued)

Step Three. Which is larger, the actual $1,000 excess withdrawal amount or the $1,204.82 pro rata amount?

$1,204.82 pro rata amount.

Step Four. What is the new total withdrawal base upon which the maximum annual withdrawal amount is based?

$100,000 - $1,204.82 = $98,795.18

Result. The new “principal back” total withdrawal base is $98,795.18

New “principal back” maximum annual withdrawal amount:

Because the “principal back” total withdrawal base was adjusted (due to the excess withdrawal) we have to calculate a new maximum annual withdrawal amount for the 7% “principal back” guarantee that will be available starting on the next rider anniversary. This calculation assumes no more activity prior to the next rider anniversary.

Step One. What is the new “principal back” maximum annual withdrawal amount?

$98,795.18 (the adjusted total withdrawal base) * 7% = $6,915.66

Result. Going forward, the maximum you can take out in a rider year is $6,915.66 without causing an excess withdrawal for the “principal back” guarantee and further reduction of the “principal back” total withdrawal base.

EXAMPLE 3 (5% “FOR LIFE”):

Assumptions:

TWB = $100,000

MRWA = $100,000

5% WD would be $5,000 (5% of the current $100,000 total withdrawal base)

WD = $5,000

Excess withdrawal (“EWD”) = None

PV = $100,000

You = Owner and Annuitant (Age 60)

Step One. Is any portion of the withdrawal greater than the “for life” maximum annual withdrawal amount?

No. There is no excess withdrawal under the “for life” guarantee if no more than $5,000 is withdrawn.

Step Two. What is the minimum remaining withdrawal amount after the withdrawal has been taken?

1.	Total to deduct from the minimum remaining withdrawal amount is $5,000 (there is no excess to deduct).
2.	$100,000 - $5,000 = $95,000.

Result. In this example, because no portion of the withdrawal was in excess of $5,000, the “for life” total withdrawal base does not change and the “for life” minimum remaining withdrawal amount is $95,000.00.

LIVING BENEFITS RIDER ADJUSTED PARTIAL WITHDRAWALS — (Continued)

EXAMPLE 4 (5% “FOR LIFE”):

Assumptions:

TWB = $100,000

MRWA = $100,000

5% WD would be $5,000 (5% of the current $100,000 total withdrawal base)

WD = $7,000

EWD = $2,000 ($7,000 - $5,000)

PV = $90,000

You = Owner and Annuitant (Age 60)

Step One. Is any portion of the total withdrawal greater than the maximum annual withdrawal amount?

Yes. $7,000 - $5,000 = $2,000 (the excess withdrawal amount)

Step Two. Calculate how much of the “for life” minimum remaining withdrawal amount is affected by the excess withdrawal.

1.	Formula for pro rata amount is: (EWD / (PV - 5% WD)) * (MRWA - 5% WD)
2.	($2,000 / ($90,000 - $5,000)) * ($100,000 - $5,000) = $2,235.29

Step Three. Which is larger, the actual $2,000 excess withdrawal amount or the $2,235.29 pro rata amount?

$2,235.29 pro rata amount

Step Four. What is the “for life” minimum remaining withdrawal amount after the withdrawal has been taken?

1.	Total to deduct from the minimum remaining withdrawal amount is $5,000 + $2,235.29 (pro rata excess) = $7,235.29
2.	$100,000 - $7,235.29 = $92,764.71

Result. The “for life” minimum remaining withdrawal amount is $92,764.71.

NOTE. For the guaranteed lifetime withdrawal benefit, because there was an excess withdrawal amount, the total withdrawal base needs to be adjusted as well as a new lower maximum annual withdrawal amount. Had the withdrawal for this example not been more than $5,000, the “for life” total withdrawal base would remain at $100,000 and the “for life” maximum annual withdrawal amount would be $5,000. However, because an excess withdrawal has been taken, the total withdrawal base is also changed (this is the amount the 5% is based on).

New “for life” total withdrawal base:

Step One. The total withdrawal base is only reduced by the excess withdrawal amount or the pro rata amount if greater.

LIVING BENEFITS RIDER ADJUSTED PARTIAL WITHDRAWALS — (Continued)

Step Two. Calculate how much the total withdrawal base is affected by the excess withdrawal.

1.	The formula is (EWD / (PV - 5% WD)) * TWB before any adjustments
2.	($2,000 / ($90,000 - $5,000)) * $100,000 = $2,352.94

Step Three. Which is larger, the actual $2,000 excess withdrawal amount or the $2,352.94 pro rata amount?

$2,352.94 pro rata amount.

Step Four. What is the new total withdrawal base upon which the maximum annual withdrawal amount is based?

$100,000 - $2,352.94 = $97,647.06

Result. The new “for life” total withdrawal base is $97,647.06

New “for life” maximum annual withdrawal amount:

Because the “for life” total withdrawal base was adjusted (due to the excess withdrawal) we have to calculate a new maximum annual withdrawal amount for the 5% “for life” guarantee that will be available starting on the next rider anniversary. This calculation assumes no more activity prior to the next rider anniversary.

Step One. What is the new “for life” maximum annual withdrawal amount?

$97,647.06 (the adjusted total withdrawal base) * 5% = $4,882.35

Result. Going forward, the maximum you can take out in a rider year is $4,882.35 without causing an excess withdrawal for the “for life” guarantee and further reduction of the “for life” total withdrawal base.

APPENDIX

PAM METHOD TRANSFERS

To make the Living Benefits Rider available, we monitor your policy value and guarantees under the rider daily and periodically transfer amounts between your selected investment options and the PAM Subaccount. We determine the amount and timing of PAM Method transfers between the investment options and the PAM Subaccount according to a mathematical model.

The mathematical model is designed to calculate how much of your policy value should be allocated to the PAM Subaccount. Based on this calculation, transfers into or out of the PAM Subaccount will occur (subject to the previously disclosed thresholds). The formula is:

Percent of Policy Value required in PAM Subaccount (or X) = e-Dividend*Time *(1- NormDist(d1))

where:

e = Base of the Natural Logarithm

NormDist = Cumulative Standard Normal Distribution

d1 = [ln(G)+(R – F +.5*V ^ 2)* T]/[V * T^.5]

In order to calculate the percent of policy value required in the PAM Subaccount, we must first calculate d1:

d1 = [ln(G)+(R – F +.5*V ^ 2)* T]/[V * T^.5]

Where:

ln = Natural Logarithm Function

G = Guarantee Ratio

R = Rate F = Fees

V = Volatility

T = Time

After calculating d1, the percent of policy value required in the PAM Subaccount can be calculated. Once calculated, appropriate transfers into or out of the PAM Subaccount will occur (subject to the thresholds).

Following is a brief discussion of the values used in the formula.

The POLICY VALUE includes the value in both the investment options and in the PAM Subaccount.

The GUARANTEE RATIO is the policy value divided by 7% “Principal Back” Minimum Remaining Withdrawal Amount.

PAM METHOD TRANSFERS — (Continued)

The RATE is the interest rate used for the PAM Method. It is based on a long-term expectation based on historical interest rates and may vary over time.

The FEES is an approximation of average policy fees and charges associated with policies that have elected the Living Benefits Rider. This value may change over time.

The VOLATILITY represents the volatility of the returns of policy value for all in force policies and is based on the long-term expectation of the degree to which the policy values tend to fluctuate. This value may vary over time.

The TIME is an approximation based on actuarial calculations of historical average number of years (including any fraction) which we anticipate remain until any potential payments are made under the benefit. This value may vary over time.

The PERCENT OF POLICY VALUE TO BE ALLOCATED TO THE PAM SUBACCOUNT is computed for each policy. Ultimately the allocation for a policy takes into account the guarantees under the rider and the limit on allocations to the PAM Subaccount.

The CUMULATIVE STANDARD NORMAL DISTRIBUTION function assumes that random events are distributed according to the classic bell curve. For a given value it computes the percentage of such events which can be expected to be less than that value.

The NATURAL LOGARITHM function for a given value, computes the power to which e must be raised, in order to result in that value. Here, e is the base of the natural logarithms, or approximately 2.718282.

Example: Day 1: Policy Value Declines by 10%

For purposes of this example we will assume that the policy value declines by 10% to $90,000 the day after the rider issue date from the initial premium amount of $100,000 producing a guarantee ratio of 90% ($90,000/$100,000). We will also assume:

Guarantee Ratio = 90%

Rate = 4.5%

Volatility = 10%

Fees = 3%

Time = 20

First we calculate d1.

d1 = [ln(G) + (R – F +.5*V ^ 2)* T]/[V * T^.5]

d1 = [ln(.90) + (.045 – .03 +.5*.10 ^ 2)* 20]/[.10 * 20^.5]

PAM METHOD TRANSFERS — (Continued)

d1= .658832

Using the value we just calculated for d1 we can now calculate the percent of policy value required in the PAM Subaccount.

Percent of Policy Value in PAM Subaccount (or X) = e-Dividend*Time *(1-NormDist(d1))

X= (2.718282 ^ -.03 * 20) * (1 – NormDist(.658832))

X = 13.9948%

Therefore, 13.9948% of the policy value is transferred to the PAM Subaccount, resulting in a total transfer of $12,595.32.

Day 2: Policy Value Recovers to 105% of Initial Value after the 10% Decline

For purposes of this example we will assume that after the policy value declined to $90,000 it recovered the next day to $105,000 producing a guarantee ratio of 105% ($105,000/$100,000). We will also assume:

Guarantee Ratio = 105%

Rate = 4.5%

Volatility = 10%

Fees = 3%

Time = 20

First we calculate d1.

d1=[ln(G)+(R – F +.5*V ^ 2)* T]/[V * T^.5]

d1=[ln(1.05)+(.045 – .03 +.5*.10 ^ 2)* 20]/[.10 * 20^.5]

d1= 1.003524

Using the value we just calculated for d1 we can now calculate the percent of policy value required in the PAM Subaccount.

Percent of Policy Value in PAM Subaccount (or X) = e-Dividend*Time *(1 - NormDist(d1))

X= (2.718282 ^ -.03 * 20) * (1 – NormDist(1.003524))

X = 8.6605%

PAM METHOD TRANSFERS — (Continued)

While the mathematical model would suggest we transfer only a portion of the policy value in the PAM Subaccount into your investment options (leaving 8.6605% in the PAM Subaccount), all of the policy value in the PAM Subaccount will be transferred into your investment options. If the Guarantee Ratio equals or exceeds 100%, then your policy value is greater than or equal to the value of the guarantee and there is no current need for any policy value to be allocated to the PAM Subaccount.

APPENDIX

GUARANTEED LIFETIME WITHDRAWAL BENEFIT

ADJUSTED PARTIAL SURRENDERS - INCOME LINKSM RIDER

When a withdrawal is taken, three parts of the guaranteed lifetime withdrawal benefit can be affected:

1.	Withdrawal Base (“WB”)
2.	Rider Withdrawal Amount (“RWA”)
3.	Income LinkSM Rider Systematic Withdrawals (“ILSW”)

Withdrawal Base. Income LinkSM rider systematic withdrawals (and certain minimum required distributions) will not reduce the withdrawal base. Non-Income LinkSM rider systematic withdrawals (and minimum required distributions calculated other than as provided for in the rider or not taken via a systematic withdrawal program) will reduce the withdrawal base by an amount equal to the greater of:

1)	the amount of the non-Income LinkSM rider systematic withdrawal (or non-qualifying minimum required distribution); and
2)	a pro rata amount, the result of (A / B) * C, where:
A	is the amount in 1 above;
B	is the policy value prior to the withdrawal; and
C	is the withdrawal base prior to the withdrawal.

The following demonstrates, on a purely hypothetical basis, the effects of partial withdrawals under this guaranteed lifetime withdrawal benefit.

Assumptions:

WB = $100,000

RWA = 6% withdrawal would be $6,000 (6% of the current $100,000 withdrawal base)

ILSW = $500 per month

Non-ILSW = $10,000 (taken after the eighteenth monthly Income LinkSM rider systematic withdrawal)

PV = $90,000

Assumes single life withdrawal option of 6% for 6 years and 4% thereafter has been elected. Non-Income LinkSM rider systematic withdrawal occurs during the second Income LinkSM rider withdrawal year (which means the withdrawal percentage is 6%).

Result. For the guaranteed lifetime withdrawal benefit, because there was a non-Income LinkSM rider systematic withdrawal, the withdrawal base needs to be adjusted and a new lower rider withdrawal amount and Income LinkSM rider systematic withdrawal amount calculated.

New withdrawal base:

Step One. The withdrawal base is reduced only by the amount of the amount of the non-Income LinkSM rider systematic withdrawal or the pro rata amount, if greater.

Guaranteed Lifetime Withdrawal Benefit

Adjusted Partial Surrenders - Income LinkSM Rider — (Continued)

Step Two. Calculate how much the withdrawal base is affected by the non-Income LinkSM rider systematic withdrawal.

1.	The formula is (Non-ILSW / (PV before withdrawal)) * WB before any adjustments
2.	($10,000 / ($90,000)) * $100,000 = $11,111

Step Three. Which is larger, the actual $10,000 non-Income LinkSM rider systematic withdrawal or the $11,111 pro rata amount? $11,111 pro rata amount.

Step Four. What is the new withdrawal base upon which the rider withdrawal amount is based? $100,000 - $11,111

= $88,889

Result. The new withdrawal base is $88,889. Please note the percentage reduction in the withdrawal base is used in calculating the revised RWA and ILSW.

New rider withdrawal amount:

Because the withdrawal base was adjusted (due to the non-Income LinkSM rider systematic withdrawal) we have to calculate a new (remaining) rider withdrawal amount. This calculation assumes no more non-Income LinkSM rider systematic withdrawal activity prior to the next Income LinkSM rider withdrawal year.

Question: What is the new (remaining) rider withdrawal amount for the remainder of the Income LinkSM rider withdrawal year?

$3,000 (the remaining rider withdrawal amount) - ($3,000*11.11%) = $2,667

Result. Going forward, the maximum you can take out in a benefit year without causing a negative withdrawal base adjustment and further reduction of the withdrawal base (assuming there are no future automatic step-ups) is $5,333.

New Income LinkSM rider systematic withdrawal amount:

Because the withdrawal base was adjusted (due to the non-Income LinkSM rider systematic withdrawal) we have to calculate a new Income LinkSM rider systematic withdrawal amount. This calculation assumes no more non-Income LinkSM rider systematic withdrawal activity prior to the next Income LinkSM rider withdrawal year.

Question: What is the new Income LinkSM rider systematic withdrawal amount?

$500 (the old Income LinkSM rider systematic withdrawal amount) - ($500*11.11%) = $444

Result. Going forward (until the seventh Income LinkSM rider withdrawal year), the Income LinkSM rider systematic withdrawal amount (assuming there are no future automatic step-ups) is $444.

APPENDIX

ADJUSTED PARTIAL SURRENDERS - GUARANTEED LIFETIME WITHDRAWAL

BENEFIT RIDERS

When a withdrawal is taken, three parts of the guaranteed lifetime withdrawal benefit can be affected:

1.	Withdrawal Base (“WB”) (also referred to as Total Withdrawal Base (“TWB”) for some riders);
2.	Rider Withdrawal Amount (“RWA”) (also referred to as Maximum Annual Withdrawal Amount (“MAWA”) for some riders); and
3.	Rider Death Benefit (“RDB”) (also referred to as Minimum Remaining Withdrawal Amount (“MRWA”) for some riders (if applicable)).

Withdrawal Base. Gross partial withdrawals in a rider year up to the rider withdrawal amount will not reduce the withdrawal base. Gross partial withdrawals in a rider year in excess of the rider withdrawal amount will reduce the withdrawal base by an amount equal to the greater of:

1)	the excess gross partial withdrawal amount; and
2)	a pro rata amount, the result of (A / B) * C, where:
A	is the excess gross partial withdrawal (the amount in excess of the rider withdrawal amount remaining prior to the withdrawal);
B	is the policy value after the rider withdrawal amount has been withdrawn, but prior to the withdrawal of the excess amount; and
C	is the withdrawal base prior to the withdrawal of the excess amount.

Rider Death Benefit. Gross partial withdrawals in a rider year up to the rider withdrawal amount will reduce the rider death benefit by the amount withdrawn (dollar-for-dollar). Gross partial withdrawals in a rider year in excess of the rider withdrawal amount will reduce the rider death benefit by an amount equal to the greater of:

1)	the excess gross partial withdrawal amount; and
2)	a pro rata amount, the result of (A / B) * C, where:
A	is the excess gross partial withdrawal (the amount in excess of the rider withdrawal amount remaining prior to the withdrawal);
B	is the policy value after the rider withdrawal amount has been withdrawn, but prior to the withdrawal of the excess amount; and
C	is the rider death benefit after the rider withdrawal amount has been withdrawn, but prior to the withdrawal of the excess amount.

The following demonstrates, on a purely hypothetical basis, the effects of partial withdrawals under a guaranteed lifetime withdrawal benefit. The withdrawal percentages shown may not be available on all riders. Certain features (growth and rider death benefits) may not be available on all riders. For information regarding a specific rider, please refer to that rider section in this prospectus.

Adjusted Partial Surrenders - Guaranteed Lifetime Withdrawal Benefit Riders — (Continued)

Example 1 (Base):

Assumptions:

WB = $100,000

Withdrawal Percentage = 5%

RWA = 5% withdrawal would be $5,000 (5% of the current $100,000 withdrawal base)

Gross partial withdrawal (“GPWD”) = $5,000

Excess withdrawal (“EWD”) = None

Policy Value (“PV”) = $100,000

Question: Is any portion of the withdrawal greater than the rider withdrawal amount?

No. There is no excess withdrawal under the guarantee since no more than $5,000 is withdrawn.

Result. In this example, because no portion of the withdrawal was in excess of $5,000, the withdrawal base does not change.

Example 2 (Excess Withdrawal):

Assumptions:

WB = $100,000

Withdrawal Percentage = 5%

RWA = 5% withdrawal would be $5,000 (5% of the current $100,000 withdrawal base)

GPWD = $7,000

EWD = $2,000 ($7,000 - $5,000)

PV = $90,000

NOTE. For the guaranteed lifetime withdrawal benefit, because there was an excess withdrawal amount, the withdrawal base needs to be adjusted and a new lower rider withdrawal amount calculated. Had the withdrawal for this example not been more than $5,000, the withdrawal base would remain at $100,000 and the rider withdrawal amount would be $5,000. However, because an excess withdrawal has been taken, the withdrawal base is also reduced (this is the amount the 5% is based on).

New withdrawal base:

Step One. The withdrawal base is reduced only by the amount of the excess withdrawal or the pro rata amount, if greater.

Step Two. Calculate how much the withdrawal base is affected by the excess withdrawal.

1.	The formula is (EWD / (PV - 5% withdrawal)) * WB before any adjustments
2.	($2,000 / ($90,000 - $5,000)) * $100,000 = $2,352.94

Adjusted Partial Surrenders - Guaranteed Lifetime Withdrawal Benefit Riders — (Continued)

Step Three. Which is larger, the actual $2,000 excess withdrawal or the $2,352.94 pro rata amount? $2,352.94 pro rata amount.

Step Four. What is the new withdrawal base upon which the rider withdrawal amount is based? $100,000 - $2,352.94 = $97,647.06

Result. The new withdrawal base is $97,647.06

New rider withdrawal amount:

Because the withdrawal base was adjusted (due to the excess withdrawal) we have to calculate a new rider withdrawal amount for the 5% guarantee that will be available starting on the next calendar anniversary. This calculation assumes no more activity prior to the next calendar anniversary.

Question: What is the new rider withdrawal amount?

$97,647.06 (the adjusted withdrawal base) * 5% = $4,882.35

Result. Going forward, the maximum you can take out in a year is $4,882.35 without causing an excess withdrawal for the guarantee and further reduction of the withdrawal base (assuming there are no future automatic step-ups).

Example 3 (Base demonstrating growth):

Assumptions:

WB = $100,000

Withdrawal Percentage = 5%

WB in 10 years (assuming an annual growth rate percentage of 5.0%) = $100,000 * (1 + .05) ^ 10 = $162,889

RWA = 5% withdrawal beginning 10 years from the rider date would be $8,144 (5% of the then-current $162,889 withdrawal base)

Please Note: Withdrawals under these riders can begin prior to the 10th rider anniversary, but the WB growth will not occur during the rider years when a withdrawal is taken, and the growth stops on the 10th rider anniversary.

GPWD = $8,144

EWD = None

PV = $90,000 in 10 years

Question: Is any portion of the withdrawal greater than the rider withdrawal amount?

No. There is no excess withdrawal under the guarantee if no more than $8,144 is withdrawn.

Result. In this example, because no portion of the withdrawal was in excess of $8,144, the withdrawal base does not change.

Adjusted Partial Surrenders - Guaranteed Lifetime Withdrawal Benefit Riders — (Continued)

Example 4 (Base demonstrating WB growth with Additional Death Payment Option):

Assumptions:

Withdrawal Percentage = 5%

WB at rider issue = $100,000

WB in 10 years (assuming an annual growth rate percentage of 5%) = $100,000 * (1 + .05) ^ 10 = $162,889

RDB (optional additional death benefit for additional cost) = $100,000

RWA = 5% withdrawal beginning 10 years from the rider date would be $8,144 (5% of the then-current $162,889 withdrawal base)

Please Note: Withdrawals under these riders can begin prior to the 10th rider anniversary, but the WB growth will not occur during the rider years when a withdrawal is taken, and the growth stops on the 10th rider anniversary.

GPWD = $8,144

EWD = None

PV = $90,000 in 10 years

Step One. Is any portion of the withdrawal greater than the rider withdrawal amount?

No. There is no excess withdrawal under the guarantee if no more than $8,144 is withdrawn.

Step Two. What is the rider death benefit after the withdrawal has been taken?

1.	Total to deduct from the rider death benefit is $8,144 (there is no excess to deduct)
2.	$100,000 - $8,144 = $91,856.

Result. In this example, because no portion of the withdrawal was in excess of $8,144, the total withdrawal base does not change and the rider death benefit reduces to $91,856.

Example 5 (Base with WB growth with Additional Death Payment Option illustrating excess withdrawal):

Assumptions:

Withdrawal Percentage = 5%.

WB at rider issue = $100,000

Automatic step-up never occurs and no withdrawals are taken in the first 10 rider years.

WB in 10 years (assuming an annual growth rate percentage of 5%) = $100,000 * (1 + .05) ^ 10 = $162,889.

RDB (optional additional death benefit for additional cost) = $100,000

RWA = 5% withdrawal beginning 10 years from the rider date would be $8,144 (5% of the then-current $162,889 withdrawal base)

Please Note: Withdrawals under these riders can begin prior to the 10th rider anniversary, but the WB growth will not occur during the rider years when a withdrawal is taken and the growth stops on the 10th rider anniversary.

GPWD = $10,000

EWD = $1,856 ($10,000 - $8,144)

PV = $90,000 in 10 years

Adjusted Partial Surrenders - Guaranteed Lifetime Withdrawal Benefit Riders — (Continued)

Step One. Is any portion of the total withdrawal greater than the rider withdrawal amount?

Yes. $10,000 - $8,144 = $1,856 (the excess withdrawal amount)

Step Two. Calculate how much of the rider death benefit is affected by the excess withdrawal.

1.	Formula for pro rata amount is: (EWD / (PV - 5% withdrawal)) * (RDB - 5% withdrawal)
2.	($1,856 / ($90,000 - $8,144)) * ($100,000 - $8,144) = $2,082.74

Step Three. Which is larger, the actual $1,856 excess withdrawal amount or the $2,082.74 pro rata amount?

$2,082.74 pro rata amount.

Step Four. What is the rider death benefit after the withdrawal has been taken?

1.	Total to deduct from the rider death benefit is $8,144 (RWA) + $2,082.74 (pro rata excess) = $10,226.74
2.	$100,000 - $10,226.74 = $89,773.26.

Result. The rider benefit is $89,773.26.

Note: Because there was an excess withdrawal amount in this example, the withdrawal base needs to be adjusted and a new lower rider withdrawal amount calculated. Had the withdrawal for this example not been more than $8,144, the withdrawal base would remain at $162,889 and the rider withdrawal amount would be $8,144. However, because an excess withdrawal has been taken, the withdrawal base is also reduced (this is the amount the 5% is based on).

The 5 For LifeSM, 5 For LifeSM with Growth, 5 For LifeSM with Growth and Death, Income SelectSM for Life, Retirement Income ChoiceSM, Retirement Income ChoiceSM with Double Withdrawal Base Benefit, Retirement Income ChoiceSM 1.4, Retirement Income ChoiceSM 1.2, Retirement Income MaxSM, and Retirement Income ChoiceSM 1.6 riders and any additional options they offer may vary for certain policies, may not be available for all policies, and may not be available in all states.

This disclosure explains the material features of the 5 For LifeSM, 5 For LifeSM with Growth, 5 For LifeSM with Growth and Death, Income SelectSM for Life, Retirement Income ChoiceSM, Retirement Income ChoiceSM with Double Withdrawal Base Benefit, Retirement Income ChoiceSM 1.4, Retirement Income ChoiceSM 1.2, Retirement Income MaxSM, and Retirement Income ChoiceSM 1.6 riders.

APPENDIX

HYPOTHETICAL EXAMPLE OF THE WITHDRAWAL BASE CALCULATION - RETIREMENT INCOME MAXSM RIDER

The following table demonstrates, on a purely hypothetical basis, the withdrawal base calculation for the Retirement Income MaxSM Rider using an initial premium payment of $100,000 for a Single Life Option rider at an issue age of 80. All values shown are post transaction values.

Rider Year	Hypothetical Policy Value	Subsequent Premium Payment	Withdrawal	Excess WB Adjustment	Growth Amount	High MonthiversarySM Value	Withdrawal Base	Rider Withdrawal Amount
	$100,000	$	$	$		$$100,000	$100,000	$6,300
1	$102,000	$	$	$		$$102,000	$100,000	$6,300
1	$105,060	$	$	$		$$105,060	$100,000	$6,300
1	$107,161	$	$	$		$$107,161	$100,000	$6,300
1	$110,376	$	$	$		$$110,376	$100,000	$6,300
1	$112,584	$	$	$		$$112,584	$100,000	$6,300
1	$115,961	$	$	$		$$115,961	$100,000	$6,300
1	$118,280	$	$	$		$$118,280	$100,000	$6,300
1	$121,829	$	$	$		$$121,829	$100,000	$6,300
1	$124,265	$	$	$		$$124,265	$100,000	$6,300
1	$120,537	$	$	$		$$124,265	$100,000	$6,300
1	$115,716	$	$	$		$$124,265	$100,000	$6,300
1	$109,930	$	$		$$105,000	$124,265	$124,2651	$7,829
2	$112,129	$	$	$		$$112,129	$124,265	$7,829
2	$115,492	$	$	$		$$115,492	$124,265	$7,829
2	$117,802	$	$	$		$$117,802	$124,265	$7,829
2	$121,336	$	$	$		$$121,336	$124,265	$7,829
2	$124,976	$	$	$		$$124,976	$124,265	$7,829
2	$177,476	$50,000	$	$		$$177,476	$174,265	$10,979
2	$175,701	$	$	$		$$177,476	$174,265	$10,979
2	$172,187	$	$	$		$$177,476	$174,265	$10,979
2	$167,022	$	$	$		$$177,476	$174,265	$10,979
2	$163,681	$	$	$		$$177,476	$174,265	$10,979
2	$166,955	$	$	$		$$177,476	$174,265	$10,979
2	$170,294	$	$		$$182,979	$177,476	$182,979[2]	$11,528
3	$166,888	$	$	$		$$166,888	$182,979	$11,528
3	$171,895	$	$	$		$$171,895	$182,979	$11,528
3	$173,614	$	$	$		$$173,614	$182,979	$11,528
3	$178,822	$	$	$		$$178,822	$182,979	$11,528
3	$175,246	$	$	$		$$178,822	$182,979	$11,528
3	$151,741		$$20,000	$9,676	$		$$173,303	$
3	$154,775	$	$	$	$		$$173,303	$
3	$159,419	$	$	$	$		$$173,303	$

Rider Year	Hypothetical Policy Value	Subsequent Premium Payment	Withdrawal	Excess WB Adjustment	Growth Amount	High MonthiversarySM Value	Withdrawal Base	Rider Withdrawal Amount
3	$161,013	$	$	$	$		$$173,303	$
3	$165,843	$	$	$	$		$$173,303	$
3	$174,135	$	$	$	$		$$173,303	$
3	$181,101	$	$	$	$		$$181,101[1]	$11,409
(1)	Automatic Step Up Applied
(2)	Growth Applied

APPENDIX

RIDER GRID VARIATIONS

The information below is a summary of riders previously available for purchase but are no longer available. This appendix describes the material features of the National versions of these riders. Please refer to your personal rider pages and any supplemental mailings for your specific coverage and features regarding these riders. Listed below are the abbreviations that will be used in the following grid for your reference.

Abbreviation	Definition	Abbreviation	Definition
DB	Death Benefit	DCA	Dollar Cost Averaging
GFV	Guaranteed Future Value	GMAB	Guaranteed Minimum Accumulation Benefit
GMDB	Guaranteed Minimum Death Benefit	GMLB	Guaranteed Minimum Living Benefit
GMWB	Guaranteed Minimum Withdrawal Benefit	GPO	Guaranteed Period Option
GPS	Guaranteed Principal Solution	ISFL	Income Select For Life
MAWA	Maximum Annual Withdrawal Amount	MRWA	Minimum Remaining Withdrawal Amount
N/A	Not Applicable	OAM	Open Allocation Method
PAM	Portfolio Allocation Method	RDB	Rider Death Benefit
RIC	Retirement Income ChoiceSM	RMD	Required Minimum Distribution
RWA	Rider Withdrawal Amount	TWB	Total Withdrawal Base
WD	Withdrawal	WB	Withdrawal Base

Rider Name	5 For LifeSM3	5 For LifeSM with Growth 5 For LifeSM with Growth and Death[3]	Income SelectSM for Life[3]
Rider Form Number[1]	RGMB 9 0305	RGMB 14 0905 (NY - Growth Only) RGMB 15 0905 (NY - Growth and Death)	RGMB 18 0106 (NY)
Purpose of Rider

This is a GLWB Rider that guarantees withdrawals for the annuitant’s lifetime, regardless of policy value.

•     The policyholder can withdraw the MAWA each calendar year until the death of the annuitant.

•     This benefit is intended to provide a level of payments regardless of the performance of the designated variable investment options you select.

This is a GLWB Rider that guarantees withdrawals for the annuitant’s lifetime, regardless of policy value.

•     The policyholder can withdraw the MAWA each calendar year until the death of the annuitant.

•     This benefit is intended to provide a level of payments regardless of the performance of the designated variable investment options you select.

This is a GLWB rider that guarantees withdrawals for the annuitant’s2 lifetime, regardless of policy value.

•     The policyholder can withdraw the MAWA each year until the death of the annuitant.[2]

•     This benefit is intended to provide a level of payments regardless of the performance of the designated variable investment options you select.

Rider Name	5 For LifeSM3	5 For LifeSM with Growth 5 For LifeSM with Growth and Death[3]	Income SelectSM for Life[3]
Rider Form Number[1]	RGMB 9 0305	RGMB 14 0905 (NY - Growth Only) RGMB 15 0905 (NY - Growth and Death)	RGMB 18 0106 (NY)
Availability

•     Issue age 0-90, but not yet 91 years old (unless state law requires a lower maximum issue age)

•   Single Annuitant ONLY. Annuitant must be an Owner (unless owner is a non-natural person, trust or custodial.

•     Maximum of 2 living Joint Owners (with one being the Annuitant).

•     Cannot be added to a policy with other active GMLB riders.

•     Not available on qualified annuity which has been continued by surviving spouse or beneficiary as a new owner.

•     Issue age at least 55 years old and not yet 81 years old (unless state law requires a lower maximum issue age)

•      Single Annuitant ONLY. Annuitant must be an Owner (unless owner is a non-natural person, trust or custodial).

•     Maximum of 2 living Joint Owners (with one being the Annuitant).

•     Cannot be added to a policy with other active GMLB riders.

•     Not available on qualified annuity which has been continued by surviving spouse or beneficiary as a new owner.

•     Issue age is not yet 81 years old (unless state law requires a lower maximum issue age)

•     Single Annuitant ONLY. Annuitant must be an Owner (unless owner is a non-natural person)

•     Maximum of 2 living Joint Owners (with one being the Annuitant)

•     Cannot be added to a policy with other active GMLB riders.

•     Not available on qualified annuity which has been continued by surviving spouse or beneficiary as a new owner.

Base Benefit and Optional Fees	Percentage of TWB - 0.60%	Growth Only - Percentage of TWB - 0.60% Growth and Death - Percentage of TWB - 0.85%

Percentage of the TWB. Additional option fees would be added to the base.

Single Life

    .Base Fee                               0.40%

    Growth Benefit Fee               0.25%

    DB Fee                                   0.25%

Joint Life

    Base Fee                                0.60%

    Growth Benefit Fee                 N/A

    DB Fee                                  0.20%

Fee Frequency

•     Fee is deducted annually during the accumulation phase on each rider anniversary.

•     Fee is deducted from variable subaccounts only.

•     A pro-rated fee is deducted at the time the rider is terminated or upgraded.

•     Fee is deducted annually during the accumulation phase on each rider anniversary.

•     Fee is deducted from variable subaccounts only.

•     A pro-rated fee is deducted at the time the rider is terminated or upgraded.

•     Fee is deducted annually during the accumulation phase on each rider anniversary.

•     Fee is deducted from variable subaccounts only.

•     A pro-rated fee is deducted at the time the rider is terminated or upgraded.

Rider Name	5 For LifeSM[3]	5 For LifeSM with Growth 5 For LifeSM with Growth and Death[3]	Income SelectSM for Life[3]
Rider Form Number[1]	RGMB 9 0305	RGMB 14 0905 (NY - Growth Only) RGMB 15 0905 (NY - Growth and Death)	RGMB 18 0106 (NY)
Death Benefit	Upon the death of the annuitant this rider will pay an additional death benefit amount equal to the excess, if any, of the MRWA over the base policy death benefit and then this rider will terminate.

•     Growth Only - N/A

•     Growth and Death - Upon the death of an annuitant this rider will pay an additional death benefit amount equal to the excess, if any, of the MRWA over the base policy death benefit and then this rider will terminate.

For an additional fee, the optional death benefit may be elected with this rider. Upon the death of the annuitant[2], this rider will pay an additional death benefit amount equal to the excess, if any, of the MRWA over the base policy death benefit and then this rider will terminate.

Designated Funds Available - Policyholders who add these riders may only invest in the investment options listed.

PLEASE NOTE: These

investment options may not be available on all products. Please reference “Portfolios Associated With the Subaccount” Appendix in your prospectus for available funds. You cannot transfer any amount to any other non-designated subaccount without losing all your benefits under this rider.

TA AEGON Money Market

TA Asset Allocation - Conservative

TA Asset Allocation - Moderate

TA Asset Allocation - Growth

TA International Moderate Growth

TA Multi-Managed Balanced

Fixed Account GPOs or DCA Accounts

TA AEGON Money Market

TA Asset Allocation - Conservative TA Asset Allocation - Moderate

TA Asset Allocation - Growth

TA International Moderate Growth

TA Multi-Managed Balanced

Fixed Account GPOs or DCA Accounts

TA AEGON Money Market

TA Asset Allocation - Conservative

TA Asset Allocation - Moderate

TA Asset Allocation - Moderate Growth

TA International Moderate Growth

TA Multi-Managed Balanced

Fixed Account GPOs or DCA Accounts

Rider Name	5 For LifeSM3	5 For LifeSM with Growth 5 For LifeSM with Growth and Death[3]	Income SelectSM for Life[3]
Rider Form Number[1]	RGMB 9 0305	RGMB 14 0905 (NY - Growth Only) RGMB 15 0905 (NY - Growth and Death)	RGMB 18 0106 (NY)
Withdrawal Benefits - See “Adjusted Partial Surrenders - Guaranteed Lifetime Withdrawal Benefit Riders” appendix for examples showing the effect of withdrawals on the WB.

The MAWA that can be withdrawn per calendar year under this rider is equal to the TWB multiplied by the For Life Withdrawal Percentage.

•     Starting with January 1st following the annuitant’s 59th birthday, the withdrawal percentage increases above 0% which creates a MAWA available under the rider for withdrawal.

•     On each January 1st the MAWA will be reset equal to the greater of:

1) The For Life TWB multiplied by the Withdrawal Percentage, and

2) The RMD amount for this policy for the current calendar year.

•     The policyholder does not have to take the entire MAWA in any year.

•     If they do not take the full amount available, the remaining portion does not carry over to the next calendar year.

The MAWA that can be withdrawn per calendar year under this rider is equal to the TWB multiplied by the For Life Withdrawal Percentage.

•     Starting with January 1st following the annuitant’s 59th birthday, the withdrawal percentage increases above 0% which creates a MAWA available under the rider for withdrawal.

•     On each January 1st the MAWA will be reset equal to the greater of:

1) The For Life TWB multiplied by the Withdrawal Percentage, and

2) The RMD amount for this policy for the current calendar year.

•     The policyholder does not have to take the entire MAWA in any year.

•     If they do not take the full amount available, the remaining portion does not carry over to the next calendar year.

The MAWA that can be withdrawn per calendar year under this rider is equal to the TWB multiplied by the For Life Withdrawal Percentage based on the annuitant’s2 attained age at the time of the first withdrawal.

•     Starting with January 1st following the annuitant’s2 59th birthday, the withdrawal percentage increases above 0% which creates a MAWA available under the rider for withdrawal.

•     On each January 1st following the Rider Date, the MAWA will be reset equal to the greater of:

1) The For Life TWB multiplied by the For Life Withdrawal Percentage based on the annuitant’s2 attained age, and

2) The RMD amount for this policy for the current calendar year.

•     The policyholder does not have to take the entire MAWA in any year.

•     If they do not take the full amount available, the remaining portion does not carry over to the next calendar year.

Automatic Step-Up Benefit	N/A	N/A	N/A

Rider Name	5 For LifeSM3	5 For LifeSM with Growth 5 For LifeSM with Growth and Death3	Income SelectSM for Life[3]
Rider Form Number[1]	RGMB 9 0305	RGMB 14 0905 (NY -Growth Only) RGMB 15 0905 (NY- Growth and Death)	RGMB 18 0106 (NY)
Exercising Rider

•   The policyholder is guaranteed to be able to withdraw up to the MAWA each calendar year even if the policy value is zero at the time of the withdrawal.

•   If the policy value goes to zero, but the minimum withdrawal benefits are still guaranteed, the policyholder can no longer add premiums or take withdrawals in excess of the MAWA.

•   The rider benefits cease when the annuitant has died (the withdrawals do not continue for the lifetime of any spouse who continues the policy when the original annuitant dies).

•   The policyholder is guaranteed to be able to withdraw up to the MAWA each calendar year even if the policy value is zero at the time of the withdrawal.

•   If the policy value goes to zero, but the minimum withdrawal benefits are still guaranteed, the policyholder can no longer add premiums or take withdrawals in excess of the MAWA.

•   The rider benefits cease when the annuitant has died (the withdrawals do not continue for the lifetime of any spouse who continues the policy when the original annuitant dies).

Exercising Base Benefit: The policyholder is guaranteed to be able to withdraw up to the MAWA each calendar year even if the policy value is zero at the time of withdrawal. The rider benefits cease when the annuitant2 has died.

Exercising Death Option: This optional feature may be elected with this rider. Upon the death of an annuitant2 this rider will pay an additional death benefit amount equal to the excess, if any, of the MRWA over the base policy death benefit.

Income Benefit or Other Benefit Payout Considerations	N/A	Growth: The TWB will accumulate using the growth rate of 5% until the earlier of the first withdrawal or the 10th rider anniversary.	Growth: This optional feature rewards the policyholder for delaying their first withdrawal. The TWB will accumulate using the growth rate of 5% until the earlier of the first withdrawal or the 10th rider anniversary.

The income benefit percentage is determined by the annuitant’s age at the time of the first withdrawal taken on or after January 1st following the annuitant’s 59th birthday. The income benefit percentage is as follows:

Age 1st WD For Life WD%
55-58 0.0%
59-64 4.5%
65-69 5.0%
70-74 5.5%
75-79 6.0%
80-84 6.5%
85-89 7.0%
90-94 7.5%
95+ 8.0%
Please note that once established at the time of the first withdrawal, the income benefit percentage will not increase even though the annuitant’s age increases.

Rider Name	5 For LifeSM3	5 For LifeSM with Growth 5 For LifeSM with Growth and Death3	Income SelectSM for Life[3]
Rider Form Number[1]	RGMB 9 0305	RGMB 14 0905 (NY -Growth Only) RGMB 15 0905 (NY - Growth and Death)	RGMB 18 0106 (NY)
Rider Upgrade

•   May upgrade their rider anytime after the 3rd anniversary as long as the annuitant meets age requirements in effect at that time.

•   Upgrades are subject to issue age restrictions of the rider at the time of upgrade. Currently the maximum upgrade age is 90 years old.

•   An upgrade will reset the TWB, MRWA and MAWA values.

•   Rider Fee will be the fee that applies to the new rider at the time of upgrade.

•   May upgrade their rider anytime after the 3rd anniversary as long as the annuitant meets age requirements in effect at that time.

•   Upgrades are subject to issue age restrictions of the rider at the time of upgrade. Currently the maximum upgrade age is 81 years old.

•   An upgrade will reset the TWB, MRWA and MAWA values.

•   Rider Fee will be the fee that applies to the new rider at the time of upgrade.

•   Upgrades allowed within 30 day window following the 1st rider anniversary and each rider anniversary thereafter.

•   Upgrades are subject to issue age restrictions of the rider at the time of upgrade. Currently the maximum upgrade age is 81 years old.

•   An upgrade will reset the MRWA, TWB, MAWA and the Income Benefit Percentage determination.

•   Rider Fee will be the fee that applies to the new rider at the time of upgrade.

•   Growth percentage will be the percentage available at the time of upgrade.

Rider Termination

•   The rider will be terminated upon policy surrender, annuitization, annuitant death or upgrade.

•   The date the policy to which this rider is attached is assigned or if the owner is changed without our approval.

•   The policyholder must wait 3 years from the Rider Add Date to terminate.

•   After the three-year waiting period, the policyholder may terminate the rider at any time.

•   The rider will be terminated the date we receive written notice from you requesting termination.

•   The rider will be terminated upon policy surrender, annuitization, annuitant death or upgrade.

•   The date the policy to which this rider is attached is assigned or if the owner is changed without our approval.

•   The policyholder must wait 3 years from the Rider Add Date to terminate.

•   After the three-year waiting period, the policyholder may terminate the rider at any time.

•   The rider will be terminated the date we receive written notice from you requesting termination.

•   The rider will be terminated upon policy surrender, annuitization, annuitant[2] death or upgrade.

•   The date the policy to which this rider is attached is assigned or if the owner is changed without our approval.

•   Termination allowed within 30 day window following each rider anniversary.

•   The rider will be terminated the date we receive written notice from you requesting termination.

Rider Name	Living Benefit Rider[3]	Retirement Income ChoiceSM3	Retirement Income ChoiceSM with Double Withdrawal Base Benefit[3]
Rider Form Number[1]	RGMB 3 0803	RGMB 27 0108 (NY)	RGMB 31 0708 (NY)
Purpose of Rider

This is a Living Benefit Rider and should be viewed as a way to permit you to invest in variable investment options while still having your policy value and liquidity protected to the extent provided by this rider.

This rider is a combination of two separate annuity guarantees:

    1) A GMWB and

    2) A GMAB (a.k.a. principal protection benefit or guarantee future value benefit).

The rider will guarantee that the policy value of the policy will be at least as high as the GFV after a waiting period has expired.

This is a GLWB rider that guarantees withdrawals for the annuitant’s lifetime, regardless of policy value.

•   The policyholder can withdraw the MAWA each year until the death of the annuitant.

•   This benefit is intended to provide a level of payments regardless of the performance of the designated variable investment options you select.

This is a GLWB rider that guarantees withdrawals for the annuitant’s2 lifetime, regardless of policy value.

•   The policyholder can withdraw the RWA each year until the death of the annuitant.[2]

•   This benefit is intended to provide a level of payments regardless of the performance of the designated variable investment options you select.

Availability

•   Issue age 0-80, but not yet 81 years old (unless state law requires a lower maximum issue age)

•   Cannot be added to a policy with other active GMLB riders.

•   Not available on qualified annuity which has been continued by surviving spouse or beneficiary as a new owner.

**Effective 5/1/2005: This rider is only available for states that have not approved the 2005 version of the Living Benefit Rider.

•   Issue age at least age 55, but not yet 86 years old (unless state law requires a lower maximum issue age)

•   Single Annuitant ONLY. Annuitant must be an Owner (unless owner is a non-natural person)

•   Maximum of 2 living Joint Owners (with one being the Annuitant)

•   Cannot be added to a policy with other active GMLB riders.

•   Not available on qualified annuity which has been continued by surviving spouse or beneficiary as a new owner.

•   Issue age at least age 55, but not yet 86 years old for single life option and at least 71 but not yet 86 for joint life option (unless state law requires a lower maximum issue age).

•   Single Annuitant ONLY. Annuitant must be an Owner (unless owner is a non-natural person)

•   Maximum of 2 living Joint Owners (with one being the Annuitant)

•   Cannot be added to a policy with other active GMLB riders.

•   Not available on qualified annuity which has been continued by surviving spouse or beneficiary as a new owner.

Rider Name	Living Benefit Rider[3]	Retirement Income ChoiceSM3	Retirement Income ChoiceSM with Double Withdrawal Base Benefit[3]
Rider Form Number[1]	RGMB 3 0803	RGMB 27 0108 (NY)	RGMB 31 0708 (NY)
Base Benefit and Optional Fees	Percentage of “Principal Back” TWB - 0.75%	Percentage of WB. Additional option fees would be added to the base. Single Life Base Fee 0.60% DB Fee 0.25%

Percentage of WB. Additional option fees would be added to the base.

Single Life

    Base Fee                         0.90%

    DB Fee                           0.25%

Joint Life

Base Fee                         0.90%

DB Fee                           0.20%

NOTE: Prior to 1/17/09 the Base Fee for Single and Joint life riders was 0.75%

Fee Frequency

•   Fee is deducted annually during the accumulation phase on each rider anniversary.

•   Fee is deducted from variable subaccounts only.

•   A pro-rated fee is deducted at the time the rider is terminated or upgraded.

•   Fee is deducted annually during the accumulation phase on each rider anniversary.

•   Fee is deducted from variable subaccounts only.

•   A pro-rated fee is deducted at the time the rider is terminated or upgraded.

•   Fee is deducted annually during the accumulation phase on each rider anniversary.

•   Fee is deducted from variable subaccounts only.

•   A pro-rated fee is deducted at the time the rider is terminated or upgraded.

Death Benefit	N/A

For an additional fee, the optional death benefit may be elected with this rider. Upon the death of an annuitant, this rider will pay an additional death benefit amount equal to the excess, if any, of the RDB over the base policy death benefit and then this rider will terminate.

The RDB does not reset due to the automatic step-up feature.

For an additional fee, the optional death benefit may be elected with this rider. Upon the death of an annuitant2, this rider will pay an additional death benefit amount equal to the excess, if any, of the RDB over the base policy death benefit and then this rider will terminate.

The RDB does not reset due to the automatic step-up feature.

Rider Name	Living Benefit Rider[3]	Retirement Income ChoiceSM[3]	Retirement Income ChoiceSM with Double Withdrawal Base Benefit[3]
Rider Form Number[1]	RGMB 3 0803	RGMB 27 0108 (NY)	RGMB 31 0708 (NY)

Designated Funds Available - Policyholders who add these riders may only invest in the investment options listed.

PLEASE NOTE: These investment options may not be available on all products. Please reference “Portfolios Associated With the Subaccount” Appendix in your prospectus for available funds. You cannot transfer any amount to any other non-designated subaccount without losing all your benefits under this rider.

• Must adhere to the Portfolio Allocation Method. See below.

AllianceBernstein Balanced Wealth Strategy Portfolio

American Funds - Asset Allocation Fund

America Funds - Bond Fund
Fidelity VIP Balanced Portfolio
Franklin Templeton VIP Founding
Funds Allocation Fund

GE Investments Total Return Fund

TA AEGON Money Market

TA AEGON Tactical Vanguard ETF - Balanced

TA AEGON Tactical Vanguard ETF - Conservative

TA AEGON Tactical Vanguard ETF - Growth

TA AEGON U.S. Government Securities

TA AllianceBernstein Dynamic Allocation

TA Asset Allocation - Conservative
TA Asset Allocation - Moderate

TA Asset Allocation - Moderate

Growth

TA BlackRock Global Allocation

TA BlackRock Tactical Allocation
TA Efficient Markets

TA International Moderate Growth

TA JPMorgan Core Bond

TA JPMorgan Tactical Allocation
TA Multi-Managed Balanced

TA PIMCO Real Return TIPS

TA PIMCO Total Return

TA Vanguard ETF Index - Balanced

TA Vanguard ETF Index - Conservative

TA Vanguard ETF Index - Growth Fixed Account GPOs or DCA Accounts

AllianceBernstein Balanced Wealth Strategy Portfolio

American Funds - Asset Allocation Fund

America Funds - Bond Fund Fidelity VIP Balanced Portfolio Franklin Templeton VIP Founding Funds Allocation Fund

GE Investments Total Return Fund

TA AEGON Money Market

TA AEGON Tactical Vanguard

ETF - Balanced

TA AEGON Tactical Vanguard ETF - Conservative

TA AEGON Tactical Vanguard ETF - Growth

TA AEGON U.S. Government Securities

TA AllianceBernstein Dynamic Allocation

TA Asset Allocation - Conservative

TA Asset Allocation - Moderate

TA Asset Allocation - Moderate Growth

TA BlackRock Global Allocation TA BlackRock Tactical Allocation TA Efficient Markets

TA International Moderate Growth

TA JPMorgan Core Bond

TA JPMorgan Tactical Allocation TA Multi-Managed Balanced

TA PIMCO Real Return TIPS

TA PIMCO Total Return

TA Vanguard ETF Index - Balanced

TA Vanguard ETF Index - Conservative

TA Vanguard ETF Index - Growth Fixed Account GPOs or DCA Accounts

Rider Name	Living Benefit Rider[3]	Retirement Income ChoiceSM[3]	Retirement Income ChoiceSM with Double Withdrawal Base Benefit[3]
Rider Form Number[1]	RGMB 3 0803	RGMB 27 0108 (NY)	RGMB 31 0708 (NY)
Allocation Methods

Portfolio Allocation Method (PAM):

•     This program will automatically allocate assets from the policy holder’s separate accounts to a subaccount of our choosing when the policy value has dropped relative to the guaranteed amount.

•     If the policy value increases enough in relation to the guaranteed amounts, the money may be moved back into the separate accounts (pro-rata based on the policyholder’s current separate account values).

•     The allocation of assets between the accounts is at our sole discretion but will initially use modern financial theory to determine the correct allocation.

•     The policyholder may not allocate premium payments to, nor transfer policy value into or out of, the PAM investment options.

Current PAM Safe Fund: TA U.S. Government Securities

		N/A	N/A

Rider Name	Living Benefit Rider[3]	Retirement Income ChoiceSM3	Retirement Income ChoiceSM with Double Withdrawal Base Benefit[3]
Rider Form Number[1]	RGMB 3 0803	RGMB 27 0108 (NY)	RGMB 31 0708 (NY)
Withdrawal Benefits - See “Living Benefits Rider Adjusted Partial Withdrawals” and “Adjusted Partial Surrenders - Guaranteed Lifetime Withdrawal Benefit Riders” appendix for examples showing the effect of withdrawals on the WB.

The GMWB guarantees a withdrawal amount regardless of the policy value. The policyholder has 2 withdrawal guarantees available. Once the rider is issued, values for both withdrawal guarantees will be calculated indefinitely as follows:

a) 7% Principal Back: The policyholder can withdraw up to 7% of the 7% Principal Back TWB per year until at least the time at which the 7% Principal Back MRWA has reached zero.

b) 5% For Life: The policyholder can withdraw up to 5% of the 5% For Life TWB each year starting with the Rider Anniversary following the annuitant’s 59th birthday until at least the later of the death of the annuitant or the time when the 5% For Life MRWA* has reached zero.

* The MRWA represents the total minimum dollar amount of guaranteed withdrawals the policyholder has remaining provided they take no more than the MAWA each year.

•     The policyholder does not have to take the entire MAWA in any year.

•     If they do not take the full amount available, the remaining portion does not carry over to the next calendar year.

The percentage is determined by the attained age of the annuitant at the time of the first withdrawal.

Age 1st WD             For Life WD%

0-58                                               0.0%

59-69                                            5.0%

70-79                                            6.0%

80+                                               7.0%

•     Starting the rider anniversary following the annuitant’s 59th birthday, the withdrawl percentage increases above 0% which creates a RWA available under the rider for withdrawal.

•     On each rider anniversary, the RWA will be reset equal to the greater of:

1) The WB multiplied by the Withdrawal Percentage based on the attained age of the annuitant at the time of their first withdrawal if applicable, and

2) The RMD amount for this policy for the current calendar year.

•     The policyholder does not have to take the entire RWA in any year.

•     If they do not take the full amount available, the remaining portion does not carry over to the next rider year.

The percentage is determined by the attained age of the annuitant[2] at the time of the first withdrawal.

Age 1st WD             Single Life WD%

0-58                                              0.0%

59-69                                            5.0%

70-79                                            6.0%

80+                                               7.0%

Age 1st WD                 Joint Life  WD%

71-79                                            5.5%

80+                                               6.5%

•     Starting the rider anniversary following the annuitant’s2 59th birthday, the withdrawal percentage increases above 0% which creates a RWA available under the rider for withdrawal.

•     On each rider anniversary, the RWA will be reset equal to the greater of:

1) The WB multiplied by the Withdrawal Percentage based on the attained age of the annuitant2 at the time of their first withdrawal if applicable, and

2) The RMD amount for this policy for the current calendar year.

•     The policyholder does not have to take the entire RWA in any year.

•     If they do not take the full amount available, the remaining portion does not carry over to the next rider year.

Rider Name	Living Benefit Rider[3]	Retirement Income ChoiceSM3	Retirement Income ChoiceSM with Double Withdrawal Base Benefit[3]
Rider Form Number[1]	RGMB 3 0803	RGMB 27 0108 (NY)	RGMB 31 0708 (NY)
Automatic Step-Up Benefit	N/A

On each rider anniversary, the WB will be set to the greatest of:

1) The current WB:

2) The policy value on the rider anniversary;

3) The highest policy value on a rider monthiversarySM*; or

4) The current WB immediately prior to anniversary processing increased by the growth rate percentage**

* Item 3) is set to zero if there have been any excess withdrawals in the current rider year.

** Item 4) is set to zero after the first 10 rider years or if there have been any withdrawals in the current rider year.

A step-up will occur if the largest value is either 2) or 3) above. A step-up will allow the company to change the rider fee percentage after the 5th rider anniversary.

•     If the largest value is 1) or 4) above, this is not considered a step-up.

•     Owner will have a 30 day window after the rider anniversary to reject an automatic step-up if we increase the rider fee. - Must be in writing.

•     If an owner rejects an automatic step-up, they retain the right to all future automatic step-ups.

On each rider anniversary, the WB will be set to the greatest of:

1) The current WB:

2) The policy value on the rider anniversary;

3) The highest policy value on a rider monthiversarySM*; or

4) The current WB immediately prior to anniversary processing increased by the growth rate percentage**

* Item 3) is set to zero if there have been any excess withdrawals in the current rider year.

** Item 4) is set to zero after the first 10 rider years or if there have been any withdrawals in the current rider year.

A step-up will occur if the largest value is either 2) or 3) above. A step-up will allow the company to change the rider fee percentage after the 5th rider anniversary.

•     If the largest value is 1) or 4) above, this is not considered a step-up.

•     Owner will have a 30 day window after the rider anniversary to reject an automatic step-up if we increase the rider fee. - Must be in writing.

•     If an owner rejects an automatic step-up, they retain the right to all future automatic step-ups.

Rider Name	Living Benefit Rider[3]	Retirement Income ChoiceSM3	Retirement Income ChoiceSM with Double Withdrawal Base Benefit[3]
Rider Form Number[1]	RGMB 3 0803	RGMB 27 0108 (NY)	RGMB 31 0708 (NY)
Exercising Rider

“For Life” GMWB:

The policyholder is guaranteed to be able to withdraw up to the “For Life” MAWA until the later of 1) the annuitant’s death or 2) the “For Life” MRWA is zero. “Principal Back” GMWB:

The policyholder is guaranteed to be able to withdraw up to the “Principal Back” MAWA until the “Principal Back” MRWA is zero. “GMAB”:

At the end of the GMAB waiting period (currently 10 years), should the policy value be less than the GFV, the GMAB feature will add the difference to the policy value on a pro-rata basis based on their current account value.

a) The addition to the policy will not be considered premium and should not affect any other policy calculations, including the GMDB calculations.

b) At the end of the waiting period, the GMAB will not provide any more benefits, unless the policyholder chooses to upgrade the rider.

Exercising Base Benefit: The policyholder is guaranteed to be able to withdraw up to the RWA each calendar year even if the policy value is zero at the time of withdrawal. The rider benefits cease when the annuitant has died.

Exercising Death Option: This optional feature may be elected with this rider. Upon the death of an annuitant this rider will pay an additional death benefit amount equal to the excess, if any, of the RDB over the greater of the base policy death benefit or any GMDB.

Exercising Base Benefit: The policyholder is guaranteed to be able to withdraw up to the RWA each calendar year even if the policy value is zero at the time of withdrawal. The rider benefits cease when the annuitant[2] has died.

Exercising Death Option: This optional feature may be elected with this rider. Upon the death of an annuitant[2] this rider will pay an additional death benefit amount equal to the excess, if any, of the RDB over the greater of the base policy death benefit or any GMDB.

Rider Name	Living Benefit Rider[3]	Retirement Income ChoiceSM3	Retirement Income ChoiceSM with Double Withdrawal Base Benefit[3]
Rider Form Number[1]	RGMB 3 0803	RGMB 27 0108 (NY)	RGMB 31 0708 (NY)
Income Benefit or Other Benefit Payout Considerations

The GFV is the policy value we are guaranteeing on the GFV date. After the Rider Issue Date, the GFV is equal to the GFV on the Rider Issue Date, plus a percentage of premiums (not including premium enhancements) received after the Rider Date as shown in the table below, less an adjustment for withdrawals.

Year Rec’d                % Added to GFV

1                                                  100%

2                                                    90%

3                                                    80%

4                                                    70%

5                                                    60%

6-10                                               50%

10+                                                  0%

At the end of the GMAB waiting period (currently 10 years), should the policy value be less than the GFV, we will add the difference to the policy value on a pro-rata basis based on their current policy value.

Growth: Benefit is not elected separately, but is built into the rider. The WB will grow at 5% growth annually. This will only be credited on the rider anniversary for up to 10 rider years. If a withdrawal has occurred in the current rider year the 5% growth will not be applied.

NOTE: There is not an adjustment or credit for partial years of interest. Growth is not accumulated daily. Only calculated at the end of the year if no withdrawals were taken.

Growth: Benefit is not elected separately, but is built into the rider. The WB will grow at 5% growth annually. This will only be credited on the rider anniversary for up to 10 rider years. If a withdrawal has occurred in the current rider year the 5% growth will not be applied.

Double Withdrawal Base Feature: If no withdrawals have been made within the first 10 rider years or before the anniversary following the annuitant’s2 attained age 67 (or age 73 for joint life option), the WB on that rider anniversary will be the greater of;

1) the current WB; or

2) premiums applied within 90 days of the rider date multiplied by 2.

NOTE: There is not an adjustment or credit for partial years of interest. Growth is not accumulated daily. Only calculated at the end of the year if no withdrawals were taken.

Rider Upgrade

•     May upgrade anytime after the 5th anniversary by terminating the rider and adding the new rider in place at that time, as long as the covered lives meet the age requirements in effect at that time.

•     Must be prior to the annuitant’s 86th birthday

•     An upgrade will reset the MRWA, TWB, MAWA and the GFV values.

•     Rider Fee will be the fee that applies to the new rider at the time of upgrade.

•     Upgrades allowed within a 30 day window following each 5th rider anniversary.

•     Rider availability and fees may vary at time of upgrade

•     Upgrades are subject to issue age restrictions of the rider at the time of upgrade. Currently the maximum upgrade age is 85 years old.

•     An upgrade will reset the WB, RDB, RWA and Income Benefit determination.

•     Rider Fee percentage will be the fee percentage that applies to the new rider at the time of upgrade.

•     Growth percentage will be the percentage available at the time of upgrade.

•     Upgrades allowed within a 30 day window following each successive 5th rider anniversary.

•     Rider availability and fees may vary at time of upgrade

•     Upgrades are subject to issue age restrictions of the rider at the time of upgrade. Currently the maximum upgrade age is 85 years old.

•     An upgrade will reset the WB, RDB, RWA and Income Benefit determination.

•     Rider Fee percentage will be the fee percentage that applies to the new rider at the time of upgrade.

•     Growth percentage will be the percentage available at the time of upgrade.

Rider Name	Living Benefit Rider[3]	Retirement Income ChoiceSM3	Retirement Income ChoiceSM with Double Withdrawal Base Benefit[3]
Rider Form Number[1]	RGMB 3 0803	RGMB 27 0108 (NY)	RGMB 31 0708 (NY)
Rider Termination

•     The rider will be terminated upon policy surrender, annuitization or upgrade.

•     The policyholder must wait 5 years from the Rider Start Date to terminate.

•     After the five-year waiting period, the policyholder may terminate the rider at any time.

•     The rider will be terminated the date we receive written notice from you requesting termination.

•     The rider can be “free looked” within 30 days of issue. The request must be made in writing.

•     The rider will be terminated upon policy surrender, annuitization, annuitant death or upgrade.

•     The date the policy to which this rider is attached is assigned or if the owner is changed without our approval.

•     Termination allowed within 30 day window following each successive 5th rider anniversary.

•     The rider will be terminated the date we receive written notice from you requesting termination.

•     After termination, there is no wait period to re-add the rider, assuming the rider is still being offered.

•     The rider can be “free looked” within 30 days of issue. The request must be made in writing.

•     The rider will be terminated upon policy surrender, annuitization, annuitant[2] death or upgrade.

•     The date the policy to which this rider is attached is assigned or if the owner is changed without our approval.

•     Termination allowed within 30 day window following each successive 5th rider anniversary.

•     The rider will be terminated the date we receive written notice from you requesting termination.

•     After termination, there is no wait period to re-add the rider, assuming the rider is still being offered.

Rider Name	Retirement Income ChoiceSM 1.4[3]	Retirement Income ChoiceSM 1.2[3]
Rider Form Number[1]	RGMB 37 0809 (IS) (NY) RGMB 37 0809 (IJ) (NY)	RGMB 35 0109 (IS)(NY) RGMB 35 0109 (AS)(NY)
Purpose of Rider

This is a GLWB rider that guarantees withdrawals for the annuitant’s2 lifetime, regardless of policy value.

•     The policyholder can withdraw the RWA each year until the annuitant’s2 death

•     This benefit is intended to provide a level of payments regardless of the performance of the designated variable investment options you select.

This is a GLWB rider that guarantees withdrawals for the annuitant’s2 lifetime, regardless of policy value.

•     The policyholder can withdraw the RWA each rider year until the annuitant’s2 death.

•     This benefit is intended to provide a level of payments regardless of the performance of the designated variable investment options you select.

Rider Name	Retirement Income ChoiceSM 1.4[3]	Retirement Income ChoiceSM 1.2[3]
Rider Form Number[1]	RGMB 37 0809 (IS) (NY) RGMB 37 0809 (IJ) (NY)	RGMB 35 0109 (IS)(NY) RGMB 35 0109 (AS)(NY)
Availability

• Issue age 0-85, but not yet 86 years old (unless state law requires a lower maximum issue age).

• Single Annuitant ONLY. Annuitant must be an Owner (unless owner is a non-natural person)

• Maximum of 2 living Joint Owners (with one being the Annuitant)

• Cannot be added to a policy with other active GMLB riders.

• Not available on qualified annuity which has been continued by surviving spouse or beneficiary as a new owner.

• Issue age 0-85, but not yet 86 years old (unless state law requires a lower maximum issue age).

• Single Annuitant ONLY. Annuitant must be an Owner (unless owner is a non-natural person)

• Maximum of 2 living Joint Owners (with one being the Annuitant)

• Cannot be added to a policy with other active GMLB riders.

• Not available on qualified annuity which has been continued by surviving spouse or beneficiary as a new owner.

Base Benefit and Optional Fees

Fee based on designated allocation groups and the optional benefits selected. If you elect a combination of designated allocations from among the various groups below, then your fee will be based on a weighted average of your choices.

Base Benefit Fees:

    Group A                                  1.40%

    Group B                                  1.00%

    Group C                                  0.45%

Additional option fees would be added to the base and are as follows:

    DB Single Life                        0.25%

    DB Joint Life                           0.20%

Fee based on designated allocation groups and the optional benefits selected. If you elect a combination of designated allocations from among the various groups below, then your fee will be based on a weighted average of your choices.

Base Benefit Fees (after

12/12/11):

    OAM Option                          1.25%

    Group A                                  1.55%

    Group B                                  1.10%

    Group C                                  0.70%

Additional option fees would be added to the base and are as follows:

    DB Single Life                        0.25%

    DB Joint Life                          0.20%

Base Benefit Fees (prior to

12/12/11):

    OAM Option                          1.20%

    Group A                                  1.40%

    Group B                                  1.00%

    Group C                                  0.45%

Additional option fees would be added to the base and are as follows:

    DB Single Life                         0.25%

    DB Joint Life                           0.20%

Rider Name	Retirement Income ChoiceSM 1.4[3]	Retirement Income ChoiceSM 1.2[3]
Rider Form Number[1]	RGMB 37 0809 (IS) (NY) RGMB 37 0809 (IJ) (NY)	RGMB 35 0109 (IS)(NY) RGMB 35 0109 (AS)(NY)
Fee Frequency

•     The fee is calculated at issue and each subsequent rider quarter for the upcoming quarter based on the fund values and WB at that point in time and stored.

•     Deducted at each rider quarter-versary in arrears during the accumulation phase.

•     The fee is calculated on a quarterly basis and varies depending on the fund allocation option you have chosen.

•     A “rider fee adjustment” will be applied for transfers between allocation groups and for subsequent premium payments and withdrawals that change the withdrawal base.

•     The base rider fee adjustment will be calculated using the same formula as the base rider fee and compare the fee for the remainder of the rider quarter to the initially calculated fee for the same period.

•     The rider fee adjustment may be positive or negative and will be added to or subtracted from the rider fee to be allocated.

•     Fee is deducted from variable subaccounts only.

•     A pro-rated fee is deducted at the time the rider is terminated or upgraded.

•     The fee is calculated at issue and each subsequent rider quarter for the upcoming quarter based on the fund values and WB at that point in time and stored.

•     Deducted at each rider quarter-versary in arrears during the accumulation phase.

•     The fee is calculated on a quarterly basis and varies depending on the fund allocation option you have chosen.

•     A “rider fee adjustment” will be applied for transfers between allocation groups and for subsequent premium payments and withdrawals that change the withdrawal base.

•     The base rider fee adjustment will be calculated using the same formula as the base rider fee.

•     The rider fee adjustment may be positive or negative and will be added to or subtracted from the rider fee to be allocated.

•     Fee is deducted from variable subaccounts only.

•     A pro-rated fee is deducted at the time the rider is terminated or upgraded.

Rider Name	Retirement Income ChoiceSM 1.4[3]	Retirement Income ChoiceSM 1.2[3]
Rider Form Number[1]	RGMB 37 0809 (IS) (NY) RGMB 37 0809 (IJ) (NY)	RGMB 35 0109 (IS)(NY) RGMB 35 0109 (AS)(NY)
Death Benefit

For an additional fee, the optional death benefit may be elected with this rider. Upon the death of an annuitant[2], this rider will pay an additional death benefit amount equal to the excess, if any, of the RDB over the base policy death benefit and then this rider will terminate.

The RDB does not reset due to the automatic step-up feature.

For an additional fee, the optional death benefit may be elected with this rider. Upon the death of an annuitant[2], this rider will pay an additional death benefit amount equal to the excess, if any, of the RDB over the base policy death benefit and then this rider will terminate.

The RDB does not reset due to the automatic step-up feature.

Rider Name	Retirement Income ChoiceSM 1.4[3]	Retirement Income ChoiceSM 1.2[3]
Rider Form Number[1]	RGMB 37 0809 (IS) (NY) RGMB 37 0809 (IJ) (NY)	RGMB 35 0109 (IS)(NY) RGMB 35 0109 (AS)(NY)

Designated Funds Available - Policyholders who add these riders may only invest in the investment options listed.

PLEASE NOTE: These investment options may not be available on all products. Please reference “Portfolios Associated With the Subaccount” Appendix in your prospectus for available funds. You cannot transfer any amount to any other non-designated subaccount without losing all your benefits under this rider.

Designated Allocation Group A AllianceBernstein Balanced Wealth Strategy Portfolio

American Funds - Asset Allocation Fund

Fidelity VIP Balanced Portfolio

Franklin Templeton VIP Founding Funds Allocation Fund

GE Investments Total Return Fund

TA AEGON Tactical Vanguard ETF

- Growth

TA Asset Allocation - Moderate Growth

TA International Moderate Growth

TA Multi-Managed Balanced

TA Vanguard ETF - Growth

Designated Allocation Group B

TA AEGON Tactical Vanguard ETF

- Balanced

TA Asset Allocation - Moderate

TA BlackRock Global Allocation

TA BlackRock Tactical Allocation

TA Vanguard ETF - Balanced

Designated Allocation Group C

America Funds - Bond Fund

TA AEGON Money Market

TA AEGON Tactical Vanguard ETF

- Conservative

TA AEGON U.S. Government Securities

TA AllianceBernstein Dynamic Allocation

TA Asset Allocation - Conservative

TA JPMorgan Core Bond

TA JPMorgan Tactical Allocation

TA PIMCO Real Return TIPS

TA PIMCO Total Return

TA Vanguard ETF - Conservative

Fixed Account.

Designated Allocation Group A AllianceBernstein Balanced Wealth Strategy Portfolio

American Funds - Asset Allocaion Fidelity VIP Balanced Portfolio Franklin Templeton VIP Founding Fund

GE Investments Total Return Fund

TA AEGON Tactical Vanguard ETF

- Growth

TA Asset Allocation - Moderate Growth

TA International Moderate Growth

TA Janus Balanced

TA Legg Mason Dynamic Allocation

- Growth

TA PIMCO Tactical - Growth

TA Vanguard ETF - Growth Designated Allocation Group B

TA AEGON Tactical Vanguard ETF

- Balanced

TA Asset Allocation - Moderate

TA BlackRock Global Allocation

TA BlackRock Tactical Allocation

TA Legg Mason Dynamic Allocation

- Balanced

TA Market Participation Strategy

TA PIMCO Tactical - Balanced

TA Vanguard ETF - Balanced Designated Allocation Group C American Funds Bond Fund

TA AEGON Money Market

TA AEGON Tactical Vanguard ETF

- Conservative

TA AEGON US Government Securities

TA AllianceBernstein Dynamic Allocation

TA Asset Allocation - Conservative

TA JPMorgan Core Bond

TA JPMorgan Tactical Allocation

TA PIMCO Real Return TIPS

TA PIMCO Tactical - Conservative

TA PIMCO Total Return

TA Vanguard ETF - Conservative Fixed Account

Rider Name	Retirement Income ChoiceSM 1.4[3]	Retirement Income ChoiceSM 1.2[3]
Rider Form Number[1]	RGMB 37 0809 (IS) (NY) RGMB 37 0809 (IJ) (NY)	RGMB 35 0109 (IS)(NY) RGMB 35 0109 (AS)(NY)
Allocation Methods	N/A

Open Allocation Method (OAM):

•  This program will automatically allocate assets from the policyholder’s separate accounts to a subaccount of our choosing when the policy value has dropped relative to the guaranteed amount.

•  If the policy value increases enough in relation to the guaranteed amounts, the money will be moved back into the separate accounts (pro-rata based on the policy holder’s current separate account values).

•  The allocation of assets between the accounts is at our sole discretion but will initially use modern financial theory to determine the correct allocation.

•  The policyholder may not allocate premium payments to, nor transfer policy value into or out of the OAM investment options.

Current OAM Safe Fund: TA ProFund UltraBear

Rider Name	Retirement Income ChoiceSM 1.4[3]	Retirement Income ChoiceSM 1.2[3]
Rider Form Number[1]	RGMB 37 0809 (IS) (NY) RGMB 37 0809 (IJ) (NY)	RGMB 35 0109 (IS)(NY) RGMB 35 0109 (AS)(NY)
Withdrawal Benefits - See “Adjusted Partial Surrenders - Guaranteed Lifetime Withdrawal Benefit Riders” appendix for examples showing the effect of withdrawals on the WB.

The percentage (after 2/1/2010) is determined by the attained age of the annuitant[2] at the time of the first withdrawal.

Age 1st WD              Single Life WD%

0 - 58                                              0.0%

59-64                                              4.0%

65-74                                              5.0%

75 +                                                6.0%

Age 1st WD                Joint Life WD%

0 - 58                                               0.0%

59-64                                              3.5%

65-74                                              4.5%

75 +                                                5.5%

NOTE: Prior to 2/1/2010 the age bands regarding the withdrawal percentages above were as follows:

0-58 59-69 70-79 80+

•   Starting the rider anniversary following the annuitant’s2 59th birthday, the withdrawal percentage increases above 0% which creates a RWA available under the rider for withdrawal.

•   On each rider anniversary, the RWA will be reset equal to the greater of:

1) The WB multiplied by the Withdrawal Percentage based on the attained age of the annuitant2 at the time of their first withdrawal if applicable, and

2) The RMD amount for this policy for the current calendar year.

•   The policyholder does not have to take the entire RWA in any year.

•   If they do not take the full amount available, the remaining portion does not carry over to the next rider year.

The percentage (after 12/12/2011) is determined by the attained age of the annuitant2 at the time of the first withdrawal.

Age 1st WD            Single Life WD%

0 - 58                                            0.0%

59-64                                            4.0%

65-79                                            5.0%

80 +                                              6.0%

Age 1st WD              Joint Life WD%

0 - 58                                            0.0%

59-64                                            3.5%

65-79                                            4.5%

80 +                                              5.5%

NOTE: Prior to 2/1/2010 the age bands regarding the withdrawal percentages above were as follows:

 0-58 59-69 70-79 80+

- After 2/1/2010 and prior to 12/12/2011 the age bands regarding the withdrawal percentages above were as follows:

0-58 59-64 65-74 75+

•   Starting the rider anniversary following the annuitant’s2 59th birthday, the withdrawal percentage increases above 0% which creates a RWA available under the rider for withdrawal.

•   On each rider anniversary, the RWA will be reset equal to the greater of:

1) The WB multiplied by the Withdrawal Percentage based on the attained age of the annuitant[2] at the time of their first withdrawal if applicable, and

2) The RMD amount for this policy for the current calendar year.

•   The policyholder does not have to take the entire RWA in any year.

•    If they do not take the full amount available, the remaining portion does not carry over to the next rider year.

Rider Name	Retirement Income ChoiceSM 1.4[3]	Retirement Income ChoiceSM 1.2[3]
Rider Form Number[1]	RGMB 37 0809 (IS) (NY) RGMB 37 0809 (IJ) (NY)	RGMB 35 0109 (IS)(NY) RGMB 35 0109 (AS)(NY)
Automatic Step-Up Benefit

On each rider anniversary, the WB will be set to the greatest of:

1) The current WB:

2) The policy value on the rider anniversary;

3) The highest policy value on a rider monthiversarySM*; or

4) The current WB immediately prior to anniversary processing increased by the growth rate percentage**

* Item 3) is set to zero if there have been any excess withdrawals in the current rider year.

** Item 4) is set to zero after the first 10 years or if there have been any withdrawals in the current rider year.

A step-up will occur if the largest value is either 2) or 3) above. A step-up will allow the company to change the rider fee percentage after the 5th rider anniversary.

• If the largest value is 1) or 4) above, this is not considered a step-up.

• Owner will have a 30 day window after the rider anniversary to reject an automatic step-up if we increase the rider fee. - Must be in writing.

• If an owner rejects an automatic step-up, they retain the right to all future automatic step-ups.

NOTE: The benefit percentage will also increase if you have crossed into another age band prior to an automatic step-ups after the election date.

On each rider anniversary, the WB will be set to the greatest of:

1) The current WB:

2) The policy value on the rider anniversary;

3) The highest policy value on a rider monthiversarySM*; or

4) The current WB immediately prior to anniversary processing increased by the growth rate percentage**

* Item 3) is set to zero if there have been any excess withdrawals in the current rider year.

** Item 4) is set to zero after the first 10 years or if there have been any withdrawals in the current rider year.

A step-up will occur if the largest value is either 2) or 3) above. A step-up will allow the company to change the rider fee percentage after the 5th rider anniversary.

•     If the largest value is 1) or 4) above, this is not considered a step-up.

•     Owner will have a 30 day window after the rider anniversary to reject an automatic step-up if we increase the rider fee.- Must be in writing.

•     If an owner rejects an automatic step-up, they retain the right to all future automatic step-ups.

NOTE: The benefit percentage will also increase if you have crossed into another age band prior to an automatic step-ups after the election date.

Rider Name	Retirement Income ChoiceSM 1.4[3]	Retirement Income ChoiceSM 1.2[3]
Rider Form Number[1]	RGMB 37 0809 (IS) (NY) RGMB 37 0809 (IJ) (NY)	RGMB 35 0109 (IS)(NY) RGMB 35 0109 (AS)(NY)
Exercising Rider

Exercising Base Benefit: The policyholder is guaranteed to be able to withdraw up to the RWA each calendar year even if the policy value is zero at the time of withdrawal. The rider benefits cease when the annuitant[2] has died.

Exercising Death Option: This optional feature may be elected with this rider. Upon the death of an annuitant[2], this rider will pay an additional death benefit amount equal to the excess, if any, of the RDB over the base policy death benefit.

Exercising Base Benefit: The policyholder is guaranteed to be able to withdraw up to the RWA each rider year even if the policy value is zero at the time of withdrawal. The rider benefits cease when the annuitant[2] has died.

Exercising Death Option: This optional feature may be elected with this rider. Upon the death of an annuitant[2], this rider will pay an additional death benefit amount equal to the excess, if any, of the RDB over the greater of the base policy death benefit or any GMDB.

Income Benefit or Other Benefit Payout Considerations

Growth: Benefit is not elected separately, but is built into the rider. The WB will grow at 5% growth annually. This will only be credited on the rider anniversary for up to 10 rider years. If a withdrawal has occurred in the current rider year the 5% growth will not be applied.

NOTE: There is not an adjustment or credit for partial years of interest. Growth is not accumulated daily. Only calculated at the end of the year if no withdrawals were taken.

Growth: Benefit is not elected separately, but is built into the rider. The WB will grow at 5% growth annually. This will only be credited on the rider anniversary for up to 10 rider years. If a withdrawal has occurred in the current rider year the 5% growth will not be applied.

NOTE: There is not an adjustment or credit for partial years of interest. Growth is not accumulated daily. Only calculated at the end of the year if no withdrawals were taken.

Rider Name	Retirement Income ChoiceSM 1.4[3]	Retirement Income ChoiceSM 1.2[3]
Rider Form Number[1]	RGMB 37 0809 (IS) (NY) RGMB 37 0809 (IJ) (NY)	RGMB 35 0109 (IS)(NY) RGMB 35 0109 (AS)(NY)
Rider Upgrade

•   Upgrades allowed within 30 day window following each successive rider anniversary.

•   Upgrades are subject to issue age restrictions of the rider at the time of upgrade. Currently the maximum upgrade age is 85 years old.

•   An upgrade will reset the WB and RDB.

•   Rider Fee Percentage will be the fee percentage that applies to the new rider at the time of upgrade.

•   Growth percentage will be the percentage available at the time of upgrade.

•   Upgrades allowed within a 30 day window following each successive 5th rider anniversary.

•   Rider availability and fees may vary at time of upgrade

•   Upgrades are subject to issue age restrictions of the rider at the time of upgrade. Currently the maximum upgrade age is 85 years old.

•   An upgrade will reset the WB and RDB.

•   Rider Fee Percentage will be the fee percentage that applies to the new rider at the time of upgrade.

•   Growth percentage will be the percentage available at the time of upgrade.

Rider Termination

•   The rider can be “free looked” within 30 days of issue. The request must be made in writing.

•   The rider will be terminated upon policy surrender, annuitization, annuitant[2] death or upgrade.

•   The date the policy to which this rider is attached is assigned or if the owner is changed without our approval.

•   Termination allowed within 30 day window following each successive 5th rider anniversary.

•   After termination, there is no wait period to re-add the rider, assuming the rider is still being offered.

•   The rider will be terminated the date we receive written notice from you requesting termination.

•   The rider can be “free looked” within 30 days of issue. The request must be made in writing.

•   The rider will be terminated upon policy surrender, annuitization, annuitant[2] death or upgrade.

•   The date the policy to which this rider is attached is assigned or if the owner is changed without our approval.

•   Termination allowed within 30 day window following each successive 5th rider anniversary.

•   After termination, there is no wait period to re-add the rider, assuming the rider is still being offered.

•   The rider will be terminated the date we receive written notice from you requesting termination.

1Rider form number may be found on the bottom left corner of your rider pages.

2 If the rider’s Joint Life option has been elected for an additional fee, the benefits and features available could differ from the Single Life Option based on the age of the annuitant’s spouse.

3This rider and additional options may vary for certain policies and may not be available for all policies. This disclosure explains the material features of the riders. The application and operation of the riders are governed by the terms and conditions of the rider itself.

TRANSMAERICA LIBERTYSM NY VARIABLE ANNUITY

Issued by

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

Supplement Dated May 1, 2013

to the

Prospectus dated May 1, 2013

We will not accept any premium payment that is allocated to the fixed account or the dollar cost averaging fixed account in excess of $5,000. We also will not accept any premium payment or transfer which would result in the aggregate policy value in the fixed account and the dollar cost averaging fixed account exceeding $5,000.

This Prospectus Supplement must be accompanied or preceded

by the Prospectus for the

Transamerica LibertySM NY Variable Annuity dated May 1, 2013

TRANSAMERICA LIBERTYSM NY VARIABLE ANNUITY

Issued by

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

Supplement Dated May 1, 2013

to the

Prospectus dated May 1, 2013

Some selling firms discourage their clients from purchasing certain optional benefits based solely on the client’s age. You should work with your registered representative to decide whether an optional benefit is appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

This Prospectus Supplement must be accompanied or preceded

by the Prospectus for the

Transamerica LibertySM NY Variable Annuity dated May 1, 2013

STATEMENT OF ADDITIONAL INFORMATION

TRANSAMERICA LIBERTYSM NY VARIABLE ANNUITY

Issued through

SEPARATE ACCOUNT VA BNY

Offered by

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

This Statement of Additional Information expands upon subjects discussed in the current prospectus for the Transamerica LibertySM NY Variable Annuity offered by Transamerica Financial Life Insurance Company. You may obtain a copy of the current prospectus, dated May 1, 2013, by calling (800) 525-6205, or write us at: Transamerica Financial Life Insurance Company, Attention: Customer Care Group, 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001. The prospectus sets forth information that a prospective investor should know before investing in a policy. Terms used in the current prospectus for the policy are incorporated in this Statement of Additional Information.

This Statement of Additional Information (SAI) is not a prospectus and should be read only in conjunction with the prospectuses for the policy and the underlying fund portfolios.

Dated: May 1, 2013

2

GLOSSARY OF TERMS

Accumulation Unit — An accounting unit of measure used in calculating the policy value in the separate account before the annuity commencement date.

Administrative Office — Transamerica Financial Life Insurance Company, Attention: Customer Care Group, 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001, (800) 525-6205.

Annuitant — The person on whose life any annuity payments involving life contingencies will be based.

Annuity Commencement Date — The date upon which annuity payments are to commence.

Annuity Payment Option — A method of receiving a stream of annuity payments selected by the owner.

Annuity Unit — An accounting unit of measure used in the calculation of the amount of the second and each subsequent variable annuity payment.

Assumed Investment Return or AIR — The annual effective rate shown in the contract specifications section of the contract that is used in the calculation of each variable annuity payment.

Beneficiary — The person who has the right to the death benefit as set forth in the policy.

Business Day — A day when the New York Stock Exchange is open for regular trading.

Cash Value — The policy value less any applicable service charge, surrender charge and premium tax charge, if any, and rider fees (imposed upon surrender).

Code — The Internal Revenue Code of 1986, as amended.

Enrollment Form — A written application, order form, or any other information received electronically or otherwise upon which the policy is issued and/or is reflected on the data or specifications page.

Excess Partial Surrender — The portion of a partial surrender (surrender) that exceeds the free amount.

Fixed Account — One or more investment choices under the policy that are part of the Company’s general assets and are not in the separate account.

Free Amount — The amount that can be withdrawn each year without incurring any surrender charges.

Guaranteed Lifetime Withdrawal Benefit — Any optional benefit under the policy that provides a guaranteed minimum withdrawal benefit, including Living Benefits Rider, the Income LinkSM Rider, the Retirement Income MaxSM Rider or the Retirement Income ChoiceSM 1.6 Rider.

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Guaranteed Period Options — The various guaranteed interest rate periods of the fixed account which the Company may offer and into which premium payments may be paid or amounts transferred.

Nonqualified Policy — A policy other than a qualified policy.

Owner (You, Your) — The person who may exercise all rights and privileges under the policy. The owner during the lifetime of the annuitant and before the annuity commencement date is the person designated as the owner in the information that we require to issue a policy.

Policy Date — The date shown on the policy data page attached to the policy and the date on which the policy becomes effective.

Policy Value — On or before the annuity commencement date, the policy value is equal to the owner’s:

•	premium payments; minus

•	gross partial surrenders (partial surrenders plus the surrender charge on the portion of the requested partial surrender that is subject to the surrender charge); plus

•	interest credited in the fixed account; plus

•	accumulated gains in the separate account; minus

•	accumulated losses in the separate account; minus

•	service charges, rider fees, premium taxes, transfer fees, and other charges, if any.

Policy Year — A policy year begins on the policy date and on each anniversary thereof.

Premium Payment — An amount paid to the Company by the owner or on the owner’s behalf as consideration for the benefits provided by the policy.

Qualified Policy — A policy issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.

Separate Account — Separate Account VA BNY, a separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which premium payments under the policies may be allocated.

Separate Account Value — The portion of the policy value that is invested in the separate account.

Service Charge — An annual charge on each policy anniversary (and a charge at the time of surrender during any policy year) for policy maintenance and related administrative expenses. This annual charge is $30, but will not exceed 2% of the policy value.

Subaccount — A subdivision within the separate account, the assets of which are invested in a specified underlying fund portfolio.

Supportable Payment — The amount equal to the sum of the variable annuity unit values multiplied by the number of variable annuity units in each of the selected subaccounts.

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Surrender Charge — A percentage of each premium payment that depends upon the length of time from the date of each premium payment. The surrender charge is assessed on full or partial surrenders from the policy. A surrender charge may also be referred to as a “contingent deferred sales charge.”

Valuation Period — The period of time from one determination of accumulation unit values and annuity unit values to the next subsequent determination of those values. Such determination shall be made on each business day.

Variable Annuity Payments — Payments made pursuant to an annuity payment option which fluctuate as to dollar amount or payment term in relation to the investment performance of the specified subaccounts within the separate account.

Written Notice — Written notice, signed by the owner, that gives the Company the information it requires and is received in good order at the Administrative Office. For some transactions, the Company may accept an electronic notice, such as telephone instructions. Such electronic notice must meet the requirements for good order that the Company establishes for such notices.

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In order to supplement the description in the prospectus, the following provides additional information about the Company (the Company, we, us or our) and the policy, which may be of interest to a prospective purchaser.

THE POLICY — GENERAL PROVISIONS

Owner

The policy shall belong to the owner upon issuance of the policy after completion of an enrollment form and delivery of the initial premium payment. While the annuitant is living, the owner may: (1) assign the policy; (2) surrender the policy; (3) amend or modify the policy with the Company’s consent; (4) receive annuity payments or name a payee to receive the payments; and (5) exercise, receive and enjoy every other right and benefit contained in the policy. The exercise of these rights may be subject to the consent of any assignee or irrevocable beneficiary; and of your spouse in a community or marital property state.

Unless the Company has been notified of a community or marital property interest in the policy, it will rely on its good faith belief that no such interest exists and will assume no responsibility for inquiry.

Note carefully. If the owner predeceases the annuitant and no joint owner, primary beneficiary, or contingent beneficiary is alive or in existence on the date of death, the owner’s estate will become the new owner. If no probate estate is opened because the owner has precluded the opening of a probate estate by means of a trust or other instrument, that trust may not exercise ownership rights to the policy. It may be necessary to open a probate estate in order to exercise ownership rights to the policy.

The owner may change the ownership of the policy in a written notice. When this change takes effect, all rights of ownership in the policy will pass to the new owner. A change of ownership may have tax consequences.

When there is a change of owner, the change will not be effective until it is recorded in our records. Once recorded, it will take effect as of the date the owner signs the written notice, subject to any payment the Company has made or action the Company has taken before recording the change. Changing the owner does not change the designation of the beneficiary or the annuitant.

If ownership is transferred to a new owner (except to the owner’s spouse) because the owner dies before the annuitant, then (a) the cash value generally must be distributed to the new owner within five years of the owner’s death, or (b) annuity payments must be made for a period certain or for the new owner’s lifetime so long as any period certain does not exceed that new owner’s life expectancy, if the first payment begins within one year of your death.

Entire Contract

The entire contract consists of the policy and any application, endorsements and riders. If any portion of the policy or rider attached thereto shall be found to be invalid, unenforceable or illegal, the remainder shall not in any way be affected or impaired thereby, but shall have the same force and effect as if the invalid, unenforceable or illegal portion had not been inserted.

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Misstatement of Age or Sex

If the age or sex of the annuitant or owner has been misstated, the Company will change the annuity benefit payable to that which the premium payments would have purchased for the correct age or sex. The dollar amount of any underpayment made by the Company shall be paid in full with the next payment due such person or the beneficiary. The dollar amount of any overpayment made by the Company due to any misstatement shall be deducted from payments subsequently accruing to such person or beneficiary. Any underpayment or overpayment will include interest at 5% per year, from the date of the wrong payment to the date of the adjustment. The age of the annuitant or owner may be established at any time by the submission of proof satisfactory to the Company.

Reallocation of Annuity Units After the Annuity Commencement Date

After the annuity commencement date, you may reallocate the value of a designated number of annuity units of a subaccount then credited to a policy into an equal value of annuity units of one or more other subaccounts or the fixed account. The reallocation shall be based on the relative value of the annuity units of the account(s) or subaccount(s) at the end of the business day on the next payment date. The minimum amount which may be reallocated is the lesser of (1) $10 of monthly income or (2) the entire monthly income of the annuity units in the account or subaccount from which the transfer is being made. If the monthly income of the annuity units remaining in an account or subaccount after a reallocation is less than $10, the Company reserves the right to include the value of those annuity units as part of the transfer. The request must be in writing to the Company’s administrative office. There is no charge assessed in connection with such reallocation. A reallocation of annuity units may be made up to four times in any given policy year.

After the annuity commencement date, no transfers may be made from the fixed account to the separate account.

Annuity Payment Options

During the lifetime of the annuitant and before the annuity commencement date, the owner may choose an annuity payment option or change the election, but notice of any election or change of election must be received by the Company in good order at least thirty (30) days before the annuity commencement date (elections less than 30 days require prior approval). If no election is made before the annuity commencement date, annuity payments will be made under (1) life income with level (fixed) payments for 10 years certain, using the existing policy value of the fixed account, or (2) life income with variable payments for 10 years certain using the existing policy value of the separate account, or (3) a combination of (1) and (2). These default options may be restricted with respect to qualified policies.

The person who elects an annuity payment option can also name one or more successor payees to receive any unpaid amount the Company has at the death of a payee. Naming these payees cancels any prior choice of a successor payee.

A payee who did not elect the annuity payment option does not have the right to advance or assign payments, take the payments in one sum, or make any other change. However, the payee may be given the right to do one or more of these things if the person who elects the option tells the Company in writing and the Company agrees.

Variable Payment Options. The dollar amount of the first variable annuity payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the policy. For annuity payments the tables are based on a 5% effective annual Assumed Investment Return and the “2000 Table” (male, female and unisex if required by law), using an assumed annuity commencement date of 2005 (static projection to this point) with dynamic projection using scale G from that point (100% of G for male, 50% of G for females). The dollar amount of additional variable annuity payments will vary based on the investment performance of the subaccount(s) of the separate account selected by the annuitant or beneficiary. For certain qualified policies the use of unisex mortality tables may be required.

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Determination of the First Variable Payment. The amount of the first variable payment depends upon the sex (if consideration of sex is allowed under state law) and adjusted age of the annuitant. For regular annuity payments, the adjusted age is the annuitant’s actual age nearest birthday, on the annuity commencement date, adjusted as described in your policy. This adjustment assumes an increase in life expectancy, and therefore it results in lower payments than without such an adjustment.

Determination of Additional Variable Payments. All variable annuity payments other than the first are calculated using annuity units which are credited to the policy. The number of annuity units to be credited in respect of a particular subaccount is determined by dividing that portion of the first variable annuity payment attributable to that subaccount by the annuity unit value of that subaccount on the annuity commencement date. The number of annuity units of each particular subaccount credited to the policy then remains fixed, assuming no transfers to or from that subaccount occur. The dollar value of variable annuity units in the chosen subaccount will increase or decrease reflecting the investment experience of the chosen subaccount. The dollar amount of each variable annuity payment after the first may increase, decrease or remain constant. This amount is equal to the sum of the amounts determined by multiplying the number of annuity units of each particular subaccount credited to the policy by the annuity unit value for the particular subaccount on the date the payment is made.

Death Benefit

Due proof of death of the annuitant is proof that the annuitant died prior to the commencement of annuity payments. A certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death or any other proof satisfactory to the Company will constitute due proof of death.

Upon receipt in good order of this proof and an election of a method of settlement and return of the policy, the death benefit generally will be paid within seven days, or as soon thereafter as the Company has sufficient information about the beneficiary(ies) to make the payment. The beneficiary may receive the amount payable in a lump sum cash benefit, or, subject to any limitation under any state or federal law, rule, or regulation, under one of the annuity payment options described above, unless a settlement agreement is effective at the death of the owner preventing such election.

If an owner is not an annuitant, and dies prior to the annuity commencement date, the new owner may surrender the policy at any time for the amount of the policy value. If the new owner is not the deceased owner’s spouse, however, (1) the policy value must be distributed within five years after the date of the deceased owner’s death, or (2) payments under an annuity payment option must begin no later than one year after the deceased owner’s death and must be made for the new owner’s lifetime or for a period certain (so long as any period certain does not exceed the new owner’s life expectancy). If the sole new owner is the deceased owner’s surviving spouse, such spouse may elect to continue the policy as the new owner instead of receiving the death benefit.

Beneficiary. The beneficiary designation in the enrollment form will remain in effect until changed. The owner may change the designated beneficiary by sending written notice to the Company. The beneficiary’s consent to such change is not required unless the beneficiary was irrevocably designated or law requires consent. (If an irrevocable beneficiary dies, the owner may then designate a new beneficiary.) The change will take effect as of the date the owner signs the written notice, whether or not the owner is living when the notice is received by the Company. The Company will not be liable for any payment made before the written notice is received. If more than one beneficiary is designated, and the owner fails to specify their interests, they will share equally. If upon the death of the annuitant there is a surviving owner(s), the surviving owner(s) automatically takes the place of any beneficiary designation.

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Death of Owner

Federal tax law requires that if any owner (including any joint owner who has become a current owner) dies before the annuity commencement date, then the entire value of the policy must generally be distributed within five years of the date of death of such owner. Certain rules apply where (1) the spouse of the deceased owner is the sole beneficiary, (2) the owner is not a natural person and the primary annuitant dies or is changed, or (3) any owner dies after the annuity commencement date. See the TAX INFORMATION section in the prospectus for more information about these rules. Other rules may apply to qualified policies.

Assignment

During the lifetime of the annuitant you may assign any rights or benefits provided by the policy if your policy is a nonqualified policy. An assignment will not be binding on the Company until a copy has been filed at its administrative office. Your rights and benefits and those of the beneficiary are subject to the rights of the assignee. The Company assumes no responsibility for the validity or effect of any assignment. Any claim made under an assignment shall be subject to proof of interest and the extent of the assignment. An assignment may have tax consequences.

Unless you so direct by filing written notice with the Company, no beneficiary may assign any payments under the policy before they are due. To the extent permitted by law, no payments will be subject to the claims of any beneficiary’s creditors.

Ownership under qualified policies is restricted to comply with the Code.

Evidence of Survival

The Company reserves the right to require satisfactory evidence that a person is alive if a payment is based on that person being alive. No payment will be made until the Company receives such evidence.

Non-Participating

The policy will not share in the Company’s surplus earnings; no dividends will be paid.

Amendments

No change in the policy is valid unless made in writing by the Company and approved by one of the Company’s officers. No registered representative has authority to change or waive any provision of the policy.

The Company reserves the right to amend the policies to meet the requirements of the Code, regulations or published rulings. You can refuse such a change by giving written notice, but a refusal may result in adverse tax consequences.

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Employee and Agent Purchases

The policy may be acquired by an employee or registered representative of any broker/dealer authorized to sell the policy or their immediate family, or by an officer, director, trustee or bona-fide full-time employee of the Company or its affiliated companies or their immediate family. In such a case, the Company in its discretion, may credit an amount equal to a percentage of each premium payment to the policy due to lower acquisition costs the Company experiences on those purchases. The Company may offer certain employer sponsored savings plans, reduced fees and charges including, but not limited to, the annual service charge, the surrender charges, the mortality and expense risk fee and the administrative charge for certain sales under circumstances which may result in savings of certain costs and expenses. In addition, there may be other circumstances of which the Company is not presently aware which could result in reduced sales or distribution expenses. Credits to the policy or reductions in these fees and charges will not be unfairly discriminatory against any owner.

Present Value of Future Variable Payments

The present value of future period certain variable payments is calculated by taking (a) the supportable payment on the business day we receive the surrender request (in good order), multiplied by (b) the number of payments remaining, multiplied by a discount rate (such as the assumed investment rate or “AIR”).

INVESTMENT EXPERIENCE

A “net investment factor” is used to determine the value of accumulation units and annuity units, and to determine annuity payment rates.

Accumulation Units

Allocations of a premium payment directed to a subaccount are credited in the form of accumulation units. Each subaccount has a distinct accumulation unit value. The number of units credited is determined by dividing the premium payment or amount transferred to the subaccount by the accumulation unit value of the subaccount as of the end of the valuation period during which the allocation is made. For each subaccount, the accumulation unit value for a given business day is based on the net asset value of a share of the corresponding portfolio of the underlying fund portfolios less any applicable charges or fees. The investment performance of the portfolio, expenses, and deductions of certain charges affect the value of an accumulation unit.

Upon allocation to the selected subaccount, premium payments are converted into accumulation units of the subaccount. The number of accumulation units to be credited is determined by dividing the dollar amount allocated to each subaccount by the value of an accumulation unit for that subaccount as next determined after the premium payment is received at the Administrative Office or, in the case of the initial premium payment, when the enrollment form is completed, whichever is later. The value of an accumulation unit for each subaccount was arbitrarily established at $1 at the inception of each subaccount. Thereafter, the value of an accumulation unit is determined as of the close of trading on each day the New York Stock Exchange is open for regular trading.

An index (the “net investment factor”) which measures the investment performance of a subaccount during a valuation period, is used to determine the value of an accumulation unit for the next subsequent valuation period. The net investment factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease, or remain the same from one valuation period to the next. You bear this investment risk. The net investment performance of a subaccount and deduction of certain charges affect the accumulation unit value.

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The net investment factor for any subaccount for any valuation period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

(a)	is the net result of:

(1)	the net asset value per share of the shares held in the subaccount determined at the end of the current valuation period, plus

(2)	the per share amount of any dividend or capital gain distribution made with respect to the shares held in the subaccount if the ex-dividend date occurs during the current valuation period, plus or minus

(3)	a per share credit or charge for any taxes determined by the Company to have resulted during the valuation period from the investment operations of the subaccount;

(b)	is the net asset value per share of the shares held in the subaccount determined as of the end of the immediately preceding valuation period; and

(c)	is an amount representing the separate account charge and any optional benefit fees, if applicable.

Illustration of Separate Account Accumulation Unit Value Calculations

Formula and Illustration for Determining the Net Investment Factor

Net Investment Factor =	(A + B - C)	- E
D

Where:

A =	The net asset value of an underlying fund portfolio share as of the end of the current valuation period.

	Assume	A = $11.57

B =	The per share amount of any dividend or capital gains distribution since the end of the immediately preceding valuation period.

	Assume	B = 0

C =	The per share charge or credit for any taxes reserved for at the end of the current valuation period.

	Assume	C = 0

D =	The net asset value of an underlying fund portfolio share at the end of the immediately preceding valuation period.

	Assume	D = $11.40

E =	The daily deduction for the mortality and expense risk fee and the administrative charge, and any optional benefit fees, if applicable. Assume E totals 1.85% on an annual basis; On a daily basis, this equals 0.000050223.

Then, the net investment factor =	(11.57 + 0 – 0) - 0.000050223 = Z = 1.014862058
(11.40)

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Formula and Illustration for Determining Accumulation Unit Value

Accumulation Unit Value = A * B

Where:

A =	The accumulation unit value for the immediately preceding valuation period.

Assume = $X

B =	The net investment factor for the current valuation period.

Assume = Y

Then, the accumulation unit value = $X * Y = $Z

Annuity Unit Value and Annuity Payment Rates

The amount of variable annuity payments will vary with annuity unit values. Annuity unit values rise if the net investment performance of the subaccount exceeds the assumed investment return of 5% annually. Conversely, annuity unit values fall if the net investment performance of the subaccount is less than the annual assumed investment return. The value of a variable annuity unit in each subaccount was established at $1 on the date operations began for that subaccount. The value of a variable annuity unit on any subsequent business day is equal to (a) multiplied by (b) multiplied by (c), where:

(a)	is the variable annuity unit value for the subaccount on the immediately preceding business day;

(b)	is the net investment factor for that subaccount for the valuation period; and

(c)	is the assumed investment return adjustment factor for the valuation period.

The assumed investment return adjustment factor for the valuation period is the product of discount factors of .99986634 per day to recognize the 5% effective annual assumed investment return. The valuation period is the period from the close of the immediately preceding business day to the close of the current business day.

The net investment factor for the policy used to calculate the value of a variable annuity unit in each subaccount for the valuation period is determined by dividing (i) by (ii) and subtracting (iii) from the result, where:

(i)	is the result of:

(1)	the net asset value of a fund share held in that subaccount determined at the end of the current valuation period; plus

(2)	the per share amount of any dividend or capital gain distributions made by the fund for shares held in that subaccount if the ex-dividend date occurs during the valuation period; plus or minus

(3)	a per share charge or credit for any taxes reserved for, which the Company determines to have resulted from the investment operations of the subaccount.

(ii)	is the net asset value of a fund share held in that subaccount determined as of the end of the immediately preceding valuation period.

(iii)	is a factor representing the mortality and expense risk fee and administrative charge. This factor is equal, on an annual basis, to 1.25% of the daily net asset value of shares held in that subaccount.

The dollar amount of subsequent variable annuity payments will depend upon changes in applicable annuity unit values.

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The annuity payment rates generally vary according to the annuity option elected and the gender and adjusted age of the annuitant at the annuity commencement date. The policy contains a table for determining the adjusted age of the annuitant.

Illustration of Calculations for Annuity Unit

Value and Variable Annuity Payments

Formula and Illustration for Determining Annuity Unit Value

Annuity Unit Value = A * B * C

Where:

A =	annuity unit value for the immediately preceding valuation period.

Assume = $X

B =	Net investment factor for the valuation period for which the annuity unit value is being calculated.

Assume = Y

C =	A factor to neutralize the annual assumed investment return of 5% built into the Annuity Tables used.

Assume = Z

Then, the annuity unit value is:

$X * Y * Z = $Q

Formula and Illustration for Determining Amount of

First Monthly Variable Annuity Payment

First monthly variable annuity payment =	A * B
$1,000

Where:

A =	The adjusted policy value as of the annuity commencement date.

Assume = $X

B =	The annuity purchase rate per $1,000 of adjusted policy value based upon the option selected, the sex and adjusted age of the annuitant according to the tables contained in the policy.

Assume = $Y

Then, the first monthly variable annuity payment =	$X * $Y = $Z
1,000

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Formula and Illustration for Determining the Number of Annuity Units

Represented by Each Monthly Variable Annuity Payment

Number of annuity units =	A
B

Where:

A =	The dollar amount of the first monthly variable annuity payment.

Assume = $X

B =	The annuity unit value for the valuation date on which the first monthly payment is due.

Assume = $Y

Then, the number of annuity units =	$X = Z
$Y

PERFORMANCE

The Company periodically advertises performance of the various subaccounts. Performance figures might not reflect charges for options, riders, or endorsements. We may disclose at least three different kinds of non-standard performance. First, we may calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the mortality and expense risk fees and administrative charges. It does not reflect the deduction of any applicable premium taxes, surrender charges, or fees for any optional riders or endorsements. Any such deduction would reduce the percentage increase or make greater any percentage decrease.

Second, advertisements may also include total return figures, which reflect the deduction of the mortality and expense risk fees and administrative charges. These figures may also include or exclude surrender charges.

Third, for certain investment portfolios, performance may be shown for the period commencing from the inception date of the investment portfolio (i.e., before commencement of subaccount operations). These figures should not be interpreted to reflect actual historical performance of the subaccounts.

Not all types of performance data presented reflect all of the fees and charges that may be deducted (such as fees for optional benefits); performance figures would be lower if these charges were included.

HISTORICAL PERFORMANCE DATA

Money Market Yields

The Company may from time to time disclose the current annualized yield of the money market subaccount, which invests in the corresponding money market portfolio, for a 7-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the corresponding money market portfolio or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains

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and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) at the end of the 7-day period in the value of a hypothetical account having a balance of 1 unit of the money market subaccount at the beginning of the 7-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects (i) net income from the portfolio attributable to the hypothetical account; and (ii) charges and deductions imposed under a policy that are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for (i) the administrative charges and (ii) the mortality and expense risk fee. Current yield will be calculated according to the following formula:

Current Yield = ((NCS * ES)/UV) * (365/7)

Where:

NCS	=	The net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the 7-day period attributable to a hypothetical account having a balance of 1 subaccount unit.
ES	=	Per unit expenses of the subaccount for the 7-day period.
UV	=	The unit value on the first day of the 7-day period.

Because of the charges and deductions imposed under a policy, the yield for the money market subaccount will be lower than the yield for the corresponding money market portfolio. The yield calculations do not reflect the effect of any premium taxes. The yield calculations also do not reflect surrender charges that may be applicable to a particular policy. Surrender charges range from 8% to 0% of the amount of premium payments surrendered based on the number of years since the premium payment was made. Surrender charges are based on the number of years since the date the premium payment was made, not the policy issue date.

The Company may also disclose the effective yield of the money market subaccount for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the base period return according to the following formula:

Effective Yield = (1 + ((NCS - ES)/UV))365/7 - 1

Where:

NCS	=	The net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the 7-day period attributable to a hypothetical account having a balance of 1 subaccount unit.
ES	=	Per unit expenses of the subaccount for the 7-day period.
UV	=	The unit value on the first day of the 7-day period.

The yield on amounts held in the money market subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The money market subaccount’s actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the corresponding money market portfolio, the types and quality of portfolio securities held by the corresponding money market portfolio and its operating expenses.

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Total Returns

The Company may from time to time also advertise or disclose total returns for one or more of the subaccounts for various periods of time. One of the periods of time will include the period measured from the date the subaccount commenced operations. When a subaccount has been in operation for 1, 5 and 10 years, respectively, the total return for these periods will be provided. Total returns for other periods of time may from time to time also be disclosed. Total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month end practicable, considering the type and media of the communication and will be stated in the communication.

Total returns will be calculated using subaccount unit values which the Company calculates on each business day based on the performance of the separate account’s underlying fund portfolio and the deductions for the mortality and expense risk fee and the administrative charges. Total return calculations will reflect the effect of surrender charges that may be applicable to a particular period. The total return will then be calculated according to the following formula:

P (1 + T)N = ERV

Where:

T	=	The average annual total return net of subaccount recurring charges.
ERV	=	The ending redeemable value of the hypothetical account at the end of the period.
P	=	A hypothetical initial payment of $1,000.
N	=	The number of years in the period.

Other Performance Data

The Company may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard format described above. The non-standard format will be identical to the standard format except that the surrender charge percentage will be assumed to be 0%.

The Company may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula except that the surrender charge percentage will be assumed to be 0%:

CTR = (ERV / P)-1

Where:

CTR	=	The cumulative total return net of subaccount recurring charges for the period.
ERV	=	The ending redeemable value of the hypothetical investment at the end of the period.
P	=	A hypothetical initial payment of $1,000.

All non-standard performance data will only be advertised if the standard performance data is also disclosed.

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Adjusted Historical Performance Data

From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date a particular subaccount commenced operations. Such performance information for the subaccounts will be calculated based on the performance of the various portfolios and the assumption that the subaccounts were in existence for the same periods as those indicated for the portfolios, with the level of policy charges that are currently in effect.

PUBLISHED RATINGS

The Company may from time to time publish in advertisements, sales literature and reports to owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor’s Insurance Ratings Services, Moody’s Investors Service and Fitch Financial Ratings. The purpose of the ratings is to reflect the financial strength of the Company. The ratings should not be considered as bearing on the investment performance of assets held in the separate account or of the safety or riskiness of an investment in the separate account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best’s Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, these ratings may be referred to in advertisements or sales literature or in reports to owners. These ratings are opinions of an operating insurance company’s financial capacity to meet the obligations of its insurance policies in accordance with their terms.

STATE REGULATION OF US

We are subject to the laws of jurisdiction governing insurance companies and to regulation by the jurisdiction Department of Insurance. An annual statement in a prescribed form is filed with the Department of Insurance each year covering our operations for the preceding year and our financial condition as of the end of such year. Regulation by the Department of Insurance includes periodic examination to determine our contract liabilities and reserves so that the Department may determine the items are correct. Our books and accounts are subject to review by the Department of Insurance at all times, and a full examination of our operations are conducted periodically by the National Association of Insurance Commissioners. In addition, we are subject to regulation under the insurance laws of other jurisdictions in which it may operate.

ADMINISTRATION

The Company performs administrative services for the policies. These services include issuance of the policies, maintenance of records concerning the policies, and certain valuation services.

RECORDS AND REPORTS

All records and accounts relating to the separate account will be maintained by the Company. As presently required by the 1940 Act, as amended, and regulations promulgated thereunder, the Company will mail to all owners at their last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. Owners will also receive confirmation of each financial transaction and any other reports required by law or regulation. However, for certain routine transactions (for example, regular monthly premiums deducted from your checking account, or regular annuity payments the Company sends to you) you may only receive quarterly confirmations.

17

DISTRIBUTION OF THE POLICIES

We have entered into a principal underwriting agreement with our affiliate, Transamerica Capital, Inc. (“TCI”), for the distribution and sale of the policies. We may reimburse TCI for certain expenses it incurs in order to pay for the distribution of the policies (e.g., commissions payable to selling firms selling the Policies, as described below.)

TCI’s home office is located at 4600 S. Syracuse St. Suite 1100 Denver, Colorado 80237-2719. TCI is an indirect, wholly owned subsidiary of AEGON USA. TCI is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and is a member of Financial Industry Regulatory Authority (“FINRA”). TCI is not a member of the Securities Investor Protection Corporation.

We currently offer the policies on a continuous basis. We anticipate continuing to offer the policies, but reserve the right to discontinue the offering. The policies are offered to the public through sales representatives of broker-dealers (“selling firms”) that have entered into selling agreements with us and with TCI. TCI compensates these selling firms for their services. Sales representatives with these selling firms are appointed as our insurance agents.

We and our affiliates provide paid-in capital to TCI and pay for TCI’s operating and other expenses, including overhead, legal and accounting fees. We also pay TCI an “override” payment based on the pricing of the product which becomes part of TCI’s assets. In addition, we pay commission to TCI for policy sales; these commissions are passed through to the selling firms with TCI not retaining any portion of the commissions. During fiscal year 2012, 2011 and 2010 the amounts paid to TCI in connection with all policies sold through the separate account were $5,401,487, $4,160,843 and $2,362,992, respectively.

We and/or TCI or another affiliate may pay certain selling firms additional cash amounts for: (1) “preferred product” treatment of the policies in their marketing programs, which may include marketing services and increased access to their sales representatives; (2) sales promotions relating to the policies; (3) costs associated with sales conferences and educational seminars for their sales representatives; and (4) other sales expenses of the selling firms. We and/or TCI may make bonus payments to certain selling firms based on aggregate sales or persistency standards. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.

VOTING RIGHTS

To the extent required by law, the Company will vote the underlying fund portfolios’ shares held by the separate account at regular and special shareholder meetings of the underlying fund portfolios in accordance with instructions received from persons having voting interests in the portfolios, although none of the underlying fund portfolios hold regular annual shareholder meetings. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the underlying fund portfolios shares in its own right, it may elect to do so.

18

Before the annuity commencement date, you hold the voting interest in the selected portfolios. The number of votes that you have the right to instruct will be calculated separately for each subaccount. The number of votes that you have the right to instruct for a particular subaccount will be determined by dividing your policy value in the subaccount by the net asset value per share of the corresponding portfolio in which the subaccount invests. Fractional shares will be counted.

After the annuity commencement date, the owner has the voting interest, and the number of votes decreases as annuity payments are made and as the reserves for the policy decrease. The person’s number of votes will be determined by dividing the reserve for the policy allocated to the applicable subaccount by the net asset value per share of the corresponding portfolio. Fractional shares will be counted.

The number of votes that you or the person receiving income payments has the right to instruct will be determined as of the date established by the underlying fund portfolio for determining shareholders eligible to vote at the meeting of the underlying fund portfolio. The Company will solicit voting instructions by sending you, or other persons entitled to vote, requests for instructions prior to that meeting in accordance with procedures established by the underlying fund portfolio. Portfolio shares as to which no timely instructions are received, and shares held by the Company in which you, or other persons entitled to vote have no beneficial interest, will be voted in proportion to the voting instructions that are received with respect to all policies participating in the same subaccount.

Each person having a voting interest in a subaccount will receive proxy material, reports, and other materials relating to the appropriate portfolio.

OTHER PRODUCTS

The Company makes other variable annuity policies available that may also be funded through the separate account. These variable annuity policies may have different features, such as different investment choices or charges.

CUSTODY OF ASSETS

The Company holds assets of each of the subaccounts. The assets of each of the subaccounts are segregated and held separate and apart from the assets of the other subaccounts and from the Company’s general account assets. The Company maintains records of all purchases and redemptions of shares of the underlying fund portfolios held by each of the subaccounts. Additional protection for the assets of the separate account is afforded by the Company’s fidelity bond, presently in the amount of $5,000,000, covering the acts of officers and employees of the Company.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of the Separate Account VA BNY, at December 31, 2012 and for the periods disclosed in the financial statements, the financial statements of Separate Account VA WNY, at December 31, 2012, and for the periods disclosed in the financial statements, and the statutory-basis financial statements and schedules of Transamerica Financial Life Insurance Company at December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, appearing herein, have been audited by Ernst & Young LLP, Suite 3000, 801 Grand Avenue, Des Moines, Iowa 50309, Independent Registered Public Accounting Firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon their reports given on their authority as experts in accounting and auditing.

19

OTHER INFORMATION

A registration statement has been filed with the SEC, under the Securities Act of 1933 as amended, with respect to the policies discussed in this SAI. Not all of the information set forth in the registration statement and the amendments and exhibits thereto has been included in the prospectus or this SAI. Statements contained in the prospectus and this SAI concerning the content of the policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

FINANCIAL STATEMENTS

The values of your interest in the separate account will be affected solely by the investment results of the selected subaccount(s). Financial statements of certain subaccounts of Separate Account VA BNY, which are available for investment by Transamerica LibertySM NY Variable Annuity policy owners, are contained herein. The statutory-basis financial statements and schedules of Transamerica Financial Life Insurance Company, which are included in this SAI, should be considered only as bearing on the ability of the Company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the separate account.

20

APPENDIX

CONDENSED FINANCIAL INFORMATION

The following tables list the accumulation unit values and the number of accumulation units outstanding for the total separate account expenses listed therein (excluding any applicable fund facilitation fees) for each subaccount.

Subaccount	Year	Separate Account Expense 1.85%
		Beginning AUV	Ending AUV	# Units
TA Asset Allocation - Conservative - Service Class	2012	$1.221160	$1.285126	3,945,151.802
Subaccount inception date February 9, 2005	2011	$1.215054	$1.221160	3,267,356.838
	2010	$1.138407	$1.215054	1,595,462.698
	2009	$0.928285	$1.138407	1,382,410.883
	2008	$1.202992	$0.928285	1,693,799.711
	2007	$1.154410	$1.202992	1,098,141.414
	2006	$1.077220	$1.154410	1,050,707.773
	2005	$1.000000	$1.077220	1,041,867.392
TA Asset Allocation - Growth - Service Class	2012	$0.883164	$0.974477	523,600.362
Subaccount inception date January 22, 2008	2011	$0.953791	$0.883164	382,609.457
	2010	$0.847313	$0.953791	58,176.903
	2009	$0.666176	$0.847313	47,075.089
	2008	$1.000000	$0.666176	27,503.401
TA Asset Allocation - Moderate - Service Class	2012	$1.231357	$1.319011	6,093,970.740
Subaccount inception date February 9, 2005	2011	$1.250439	$1.231357	3,838,092.987
	2010	$1.156343	$1.250439	2,374,643.372
	2009	$0.933246	$1.156343	1,396,389.076
	2008	$1.287953	$0.933246	958,046.663
	2007	$1.217724	$1.287953	817,471.476
	2006	$1.115143	$1.217724	701,620.351
	2005	$1.000000	$1.115143	247,800.027
TA Asset Allocation - Moderate Growth - Service Class	2012	$1.194376	$1.294200	10,754,302.223
Subaccount inception date February 9, 2005	2011	$1.244756	$1.194376	9,694,784.974
	2010	$1.127877	$1.244756	10,306,247.595
	2009	$0.898363	$1.127877	9,368,052.034
	2008	$1.364177	$0.898363	7,864,970.455
	2007	$1.291911	$1.364177	4,657,778.127
	2006	$1.158857	$1.291911	1,877,328.306
	2005	$1.000000	$1.158857	1,264,911.297
TA International Moderate Growth - Service Class	2012	$0.854595	$0.943729	2,932,087.486
Subaccount inception date May 1, 2006	2011	$0.941300	$0.854595	2,301,383.626
	2010	$0.869641	$0.941300	2,153,213.758
	2009	$0.684863	$0.869641	1,803,833.525
	2008	$1.095389	$0.684863	946,934.262
	2007	$1.028417	$1.095389	337,924.638
	2006	$1.000000	$1.028417	48,324.972
TA BlackRock Global Allocation - Service Class(1)	2012	$1.219381	$1.315261	1,798,422.892
Subaccount inception Date May 1, 2009	2011	$1.292577	$1.219381	1,666,535.890
	2010	$1.200425	$1.292577	1,038,113.167
	2009	$1.000000	$1.200425	212,505.652
TA Barrow Hanley Dividend Focused - Service Class(5)	2012	$0.885892	$0.969476	331,851.125
Subaccount inception date January 22, 2008	2011	$0.880613	$0.885892	107,692.820
	2010	$0.814239	$0.880613	38,087.295
	2009	$0.729294	$0.814239	7,047.767
	2008	$1.000000	$0.729294	7,060.591

21

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	Separate Account Expense 1.85%
		Beginning AUV	Ending AUV	# Units
TA BlackRock Tactical Allocation - Service Class	2012	$1.339734	$1.446990	2,663,609.293
Subaccount inception Date May 1, 2009	2011	$1.315228	$1.339734	1,193,381.736
	2010	$1.204175	$1.315228	779,745.441
	2009	$1.000000	$1.204175	128,537.172
TA Clarion Global Real Estate Securities - Service Class	2012	$0.860931	$1.056340	318,456.752
Subaccount inception date January 22, 2008	2011	$0.932888	$0.860931	123,565.043
	2010	$0.824058	$0.932888	56,510.631
	2009	$0.631030	$0.824058	19,456.323
	2008	$1.000000	$0.631030	0.000
TA Janus Balanced - Service Class	2012	$0.873576	$0.964835	487,259.019
Subaccount inception Date November 19, 2009	2011	$0.997558	$0.873576	110,731.844
	2010	$0.985441	$0.997558	26,308.037
	2009	$0.986565	$0.985441	2,821.958
TA PIMCO Tactical - Balanced - Service Class(6)	2012	$0.917152	$0.909250	63,567.918
Subaccount inception Date November 19, 2009	2011	$0.967038	$0.917152	2,289.325
	2010	$1.020258	$0.967038	0.000
	2009	$0.998153	$1.020258	0.000
TA PIMCO Tactical - Conservative - Service Class(7)	2012	$0.892439	$0.889496	130,816.067
Subaccount inception Date November 19, 2009	2011	$0.982197	$0.892439	45,110.219
	2010	$1.022007	$0.982197	35,342.431
	2009	$0.997259	$1.022007	0.000
TA PIMCO Tactical - Growth - Service Class(8)	2012	$0.863748	$0.853828	137,097.770
Subaccount inception Date November 19, 2009	2011	$0.995312	$0.863748	514.336
	2010	$1.020927	$0.995312	19,055.129
	2009	$0.996391	$1.020927	0.000
TA Hanlon Income - Service Class	2012	$0.996710	$1.012456	77,977.906
Subaccount inception Date November 19, 2009	2011	$0.986221	$0.996710	150,780.714
	2010	$1.003280	$0.986221	96,572.222
	2009	$0.999950	$1.003280	0.000
TA JPMorgan Enhanced Index - Service Class	2012	$0.973280	$1.109295	70,325.660
Subaccount inception date January 22, 2008	2011	$0.986582	$0.973280	25,820.228
	2010	$0.874872	$0.986582	0.000
	2009	$0.689051	$0.874872	0.000
	2008	$1.000000	$0.689051	0.000
TA JPMorgan Mid Cap Value - Service Class	2012	$1.239745	$1.463400	166,893.132
Subaccount inception Date November 19, 2009	2011	$1.241163	$1.239745	94,266.940
	2010	$1.029234	$1.241163	50,699.936
	2009	$0.985149	$1.029234	0.000
TA Jennison Growth - Service Class	2012	$1.033678	$1.171186	82,462.692
Subaccount inception date January 22, 2008	2011	$1.060942	$1.033678	90,009.826
	2010	$0.965008	$1.060942	19,927.648
	2009	$0.698605	$0.965008	0.000
	2008	$1.000000	$0.698605	0.000
TA Morgan Stanley Capital Growth - Service Class	2012	$0.992348	$1.122354	101,849.279
Subaccount inception date January 22, 2008	2011	$1.075052	$0.992348	210,862.977
	2010	$0.861561	$1.075052	5,908.241
	2009	$0.687880	$0.861561	5,967.062
	2008	$1.000000	$0.687880	0.000

22

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	Separate Account Expense 1.85%
		Beginning AUV	Ending AUV	# Units
TA AEGON High Yield Bond - Service Class	2012	$1.227463	$1.411126	310,124.237
Subaccount inception date January 22, 2008	2011	$1.195869	$1.227463	297,325.117
	2010	$1.085851	$1.195869	68,364.454
	2009	$0.753059	$1.085851	53,263.562
	2008	$1.000000	$0.753059	0.000
TA MFS International Equity - Service Class	2012	$0.882588	$1.056013	171,785.885
Subaccount inception date January 22, 2008	2011	$1.001197	$0.882588	173,254.964
	2010	$0.924448	$1.001197	39,641.006
	2009	$0.712018	$0.924448	7,525.135
	2008	$1.000000	$0.712018	4,519.018
TA PIMCO Total Return - Service Class	2012	$1.140522	$1.201695	7,416,684.205
Subaccount inception date January 22, 2008	2011	$1.096349	$1.140522	2,381,964.241
	2010	$1.044209	$1.096349	926,789.795
	2009	$0.918798	$1.044209	489,705.155
	2008	$1.000000	$0.918798	37,139.444
TA T. Rowe Price Small Cap - Service Class	2012	$1.271821	$1.441034	260,571.097
Subaccount inception date January 22, 2008	2011	$1.275993	$1.271821	285,594.114
	2010	$0.969402	$1.275993	63,069.699
	2009	$0.713745	$0.969402	1,188.461
	2008	$1.000000	$0.713745	0.000
TA Efficient Markets - Service Class(9)	2012	$1.270750	$1.399826	1,689,515.729
Subaccount inception date November 10, 2008	2011	$1.323210	$1.270750	1,682,711.795
	2010	$1.199258	$1.323210	906,610.664
	2009	$1.036345	$1.199258	93,618.159
	2008	$1.000000	$1.036345	0.000
TA Multi-Managed Balanced - Service Class	2012	$1.124156	$1.240446	146,138.281
Subaccount inception date January 22, 2008	2011	$1.103510	$1.124156	295,884.716
	2010	$0.907237	$1.103510	123,463.243
	2009	$0.733703	$0.907237	55,764.410
	2008	$1.000000	$0.733703	0.000
TA AllianceBernstein Dynamic Allocation - Service Class	2012	$0.942654	$0.979079	1,063,024.021
Subaccount inception date January 22, 2008	2011	$0.944319	$0.942654	860,732.020
	2010	$0.881152	$0.944319	118,071.359
	2009	$0.684218	$0.881152	5,965.822
	2008	$1.000000	$0.684218	0.000
TA WMC Diversified Growth - Service Class	2012	$0.836741	$0.927119	44,953.110
Subaccount inception date January 22, 2008	2011	$0.887043	$0.836741	51,312.770
	2010	$0.769016	$0.887043	0.000
	2009	$0.607655	$0.769016	0.000
	2008	$1.000000	$0.607655	0.000
TA AEGON Money Market - Service Class	2012	$1.008860	$0.990495	1,369,481.974
Subaccount inception date November 1, 2004	2011	$1.027423	$1.008860	2,579,260.605
	2010	$1.046386	$1.027423	627,797.435
	2009	$1.065635	$1.046386	511,799.040
	2008	$1.062426	$1.065635	366,210.346
	2007	$1.032942	$1.062426	0.000
	2006	$1.006977	$1.032942	0.000
	2005	$1.000000	$1.006977	43,538.972
TA Systematic Small Mid Cap Value - Service Class	2012	$1.126643	$1.283510	75,410.736
Subaccount inception date January 22, 2008	2011	$1.181205	$1.126643	168,187.239
	2010	$0.925057	$1.181205	34,506.153
	2009	$0.659317	$0.925057	7,726.005
	2008	$1.000000	$0.659317	0.000

23

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	Separate Account Expense 1.85%
		Beginning AUV	Ending AUV	# Units
TA AEGON U.S. Government Securities - Service Class	2012	$1.137319	$1.170868	1,098,559.312
Subaccount inception date January 22, 2008	2011	$1.079643	$1.137319	1,161,538.858
	2010	$1.055054	$1.079643	1,063,020.381
	2009	$1.031288	$1.055054	243,187.371
	2008	$1.000000	$1.031288	12,572.024
TA Vanguard ETF - Conservative - Service Class(10)	2012	$1.086035	$1.136766	2,010,921.600
Subaccount inception Date November 19, 2009	2011	$1.072050	$1.086035	1,036,534.370
	2010	$0.997845	$1.072050	195,808.888
	2009	$0.999950	$0.997845	0.000
TA Vanguard ETF - Balanced - Service Class(11)	2012	$1.010803	$1.075684	3,940,247.238
Subaccount inception date May 1, 2008	2011	$1.014580	$1.010803	2,489,027.467
	2010	$0.933525	$1.014580	260,714.124
	2009	$0.815922	$0.933525	27,599.503
	2008	$1.000000	$0.815922	26,990.850
TA Vanguard ETF - Growth - Service Class(9)(12)	2012	$0.938024	$1.027307	6,670,821.245
Subaccount inception date May 1, 2008	2011	$0.966294	$0.938024	3,541,349.901
	2010	$0.870910	$0.966294	2,683,785.578
	2009	$0.720097	$0.870910	1,425,935.433
	2008	$1.000000	$0.720097	9,121.350
TA Vanguard ETF - Aggressive Growth - Service Class(13)	2012	$1.084920	$1.241582	323,255.512
Subaccount inception Date November 19, 2009	2011	$1.150020	$1.084920	243,669.072
	2010	$1.023790	$1.150020	45,321.712
	2009	$0.999950	$1.023790	0.000
TA TS&W International Equity - Service Class(14)	2012	$0.744933	$0.851549	164,115.947
Subaccount inception date January 22, 2008	2011	$0.888053	$0.744933	213,501.298
	2010	$0.835905	$0.888053	19,503.737
	2009	$0.677428	$0.835905	13,860.251
	2008	$1.000000	$0.677428	0.000
TA BNP Paribas Large Cap Growth - Service Class(15)	2012	$1.016129	$1.165416	56,058.200
Subaccount inception date January 22, 2008	2011	$1.061798	$1.016129	70,248.584
	2010	$0.909732	$1.061798	9,322.253
	2009	$0.638635	$0.909732	4,663.056
	2008	$1.000000	$0.638635	4,671.535
TA Morgan Stanley Mid Cap Growth - Service Class	2012	$1.149924	$1.227999	154,022.290
Subaccount inception date January 22, 2008	2011	$1.258194	$1.149924	269,318.805
	2010	$0.959324	$1.258194	31,788.357
	2009	$0.610219	$0.959324	0.000
	2008	$1.000000	$0.610219	0.000
PAM TA AEGON U.S. Government Securities - Service Class	2012	$1.137319	$1.170868	8,699.332
Subaccount inception date January 22, 2008	2011	$1.079643	$1.137319	8,765.784
	2010	$1.055054	$1.079643	6,578.134
	2009	$1.031288	$1.055054	6,891.253
	2008	$1.000000	$1.031288	7,030.574
TA ProFunds UltraBear Fund - Service Class OAM	2012	$0.317082	$0.219668	1,918,284.676
Subaccount inception Dte May 1, 2009	2011	$0.403424	$0.317082	2,782,883.119
	2010	$0.561040	$0.403424	10,226.372
	2009	$1.000000	$0.561040	23,931.770
Invesco V.I. Value Opportunities Fund – Series II Shares	2012	$0.764749	$0.883339	76,317.694
Subaccount inception date January 22, 2008	2011	$0.806245	$0.764749	258,194.335
	2010	$0.767822	$0.806245	10,180.240
	2009	$0.529332	$0.767822	4,826.095
	2008	$1.000000	$0.529332	0.000

24

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	Separate Account Expense 1.85%
		Beginning AUV	Ending AUV	# Units
Invesco V.I. American Franchise Fund – Series II Shares Subaccount inception date April 27, 2012	2012	$1.000000	$0.961131	39,601.122
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B(3)	2012	$1.267844	$1.408399	361,683.440
Subaccount inception date November 10, 2008	2011	$1.334562	$1.267844	261,376.231
	2010	$1.234764	$1.334562	105,618.761
	2009	$1.012506	$1.234764	27,766.779
	2008	$1.000000	$1.012506	0.000
AllianceBernstein Growth and Income Portfolio – Class B	2012	$0.884374	$1.017951	163,472.029
Subaccount inception date January 22, 2008	2011	$0.849153	$0.884374	132,818.515
	2010	$0.766719	$0.849153	14,939.804
	2009	$0.648864	$0.766719	5,995.495
	2008	$1.000000	$0.648864	0.000
AllianceBernstein Large Cap Growth Portfolio – Class B	2012	$0.932118	$1.067949	89,141.720
Subaccount inception date January 22, 2008	2011	$0.986356	$0.932118	97,415.734
	2010	$0.914663	$0.986356	94,511.078
	2009	$0.679461	$0.914663	14,441.083
	2008	$1.000000	$0.679461	14,471.332
American Funds - Asset Allocation Fund - Class 2(4)	2012	$1.100704	$1.251855	789,805.899
Subaccount inception Date November 19, 2009	2011	$1.109924	$1.100704	590,106.167
	2010	$1.007757	$1.109924	532,471.262
	2009	$0.989772	$1.007757	0.000
American Funds - Bond Fund - Class 2(4)	2012	$1.075369	$1.109181	443,029.453
Subaccount inception Date November 19, 2009	2011	$1.035242	$1.075369	215,490.343
	2010	$0.993473	$1.035242	18,002.949
	2009	$1.000893	$0.993473	0.000
American Funds - Growth Fund - Class 2(4)	2012	$1.091648	$1.259737	633,100.261
Subaccount inception Date November 19, 2009	2011	$1.164887	$1.091648	691,293.014
	2010	$1.002616	$1.164887	410,697.746
	2009	$0.986475	$1.002616	404,788.135
American Funds - Growth-Income Fund - Class 2(4)	2012	$1.056766	$1.215261	535,738.161
Subaccount inception Date November 19, 2009	2011	$1.099564	$1.056766	63,010.716
	2010	$1.008005	$1.099564	21,976.086
	2009	$0.986796	$1.008005	0.000
American Funds - International Fund - Class 2(4)	2012	$0.866634	$1.000207	231,594.421
Subaccount inception Date November 19, 2009	2011	$1.028927	$0.866634	148,020.749
	2010	$0.980131	$1.028927	66,855.458
	2009	$0.982906	$0.980131	0.000
Fidelity VIP Balanced Portfolio - Service Class 2	2012	$0.984660	$1.109951	1,564,069.451
Subaccount inception date May 1, 2008	2011	$1.042736	$0.984660	1,275,579.164
	2010	$0.901874	$1.042736	319,030.033
	2009	$0.664068	$0.901874	253,945.587
	2008	$1.000000	$0.664068	0.000
Fidelity VIP Contrafund ® Portfolio – Service Class 2	2012	$0.933500	$1.064384	500,202.564
Subaccount inception date January 22, 2008	2011	$0.977967	$0.933500	463,202.865
	2010	$0.851856	$0.977967	72,670.916
	2009	$0.640460	$0.851856	26,365.285
	2008	$1.000000	$0.640460	0.000
Fidelity VIP Equity-Income Portfolio – Service Class 2	2012	$0.903977	$1.038837	88,521.711
Subaccount inception date January 22, 2008	2011	$0.914681	$0.903977	104,790.471
	2010	$0.810662	$0.914681	0.000
	2009	$0.635692	$0.810662	0.000
	2008	$1.000000	$0.635692	0.000

25

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	Separate Account Expense 1.85%
		Beginning AUV	Ending AUV	# Units
Fidelity VIP Growth Portfolio – Service Class 2	2012	$0.889645	$0.999194	71,670.890
Subaccount inception date January 22, 2008	2011	$0.906359	$0.889645	115,006.862
	2010	$0.745285	$0.906359	51,087.864
	2009	$0.593199	$0.745285	7,922.045
	2008	$1.000000	$0.593199	0.000
Fidelity VIP Mid Cap Portfolio – Service Class 2	2012	$1.016663	$1.143456	247,155.838
Subaccount inception date January 22, 2008	2011	$1.161485	$1.016663	161,197.874
	2010	$0.920074	$1.161485	33,933.412
	2009	$0.670542	$0.920074	1,217.119
	2008	$1.000000	$0.670542	0.000
Fidelity VIP Value Strategies Portfolio – Service Class 2	2012	$0.954573	$1.190793	172,276.119
Subaccount inception date January 22, 2008	2011	$1.068798	$0.954573	176,821.001
	2010	$0.861623	$1.068798	43,336.099
	2009	$0.558417	$0.861623	2,204.620
	2008	$1.000000	$0.558417	0.000
Franklin Income Securities Fund - Class 2	2012	$1.078478	$1.192751	563,988.628
Subaccount inception date January 22, 2008	2011	$1.072808	$1.078478	579,207.647
	2010	$0.969753	$1.072808	268,248.953
	2009	$0.728407	$0.969753	0.000
	2008	$1.000000	$0.728407	0.000
Mutual Shares Securities Fund - Class 2	2012	$0.894331	$1.003075	99,050.212
Subaccount inception date January 22, 2008	2011	$0.920438	$0.894331	266,288.756
	2010	$0.843067	$0.920438	32,425.737
	2009	$0.681225	$0.843067	0.000
	2008	$1.000000	$0.681225	0.000
Templeton Foreign Securities Fund - Class 2	2012	$0.827515	$0.960530	291,382.435
Subaccount inception date January 22, 2008	2011	$0.943095	$0.827515	304,787.772
	2010	$0.886044	$0.943095	28,980.035
	2009	$0.658517	$0.886044	3,159.797
	2008	$1.000000	$0.658517	0.000
Franklin Templeton VIP Founding Funds Allocation Fund - Class 4(2)	2012	$1.315087	$1.484760	344,992.166
Subaccount inception date November 10, 2008	2011	$1.364151	$1.315087	147,418.379
	2010	$1.262175	$1.364151	83,182.907
	2009	$0.989834	$1.262175	14,557.594
	2008	$1.000000	$0.989834	0.000
GE Investments Total Return Fund - Class 3(3)	2012	$1.021117	$1.123081	174,404.385
Subaccount inception Date November 19, 2009	2011	$1.075335	$1.021117	88,339.456
	2010	$1.003397	$1.075335	16,509.579
	2009	$0.988804	$1.003397	0.000
Janus Aspen – Enterprise Portfolio – Service Shares	2012	$1.071294	$1.230406	19,290.070
Subaccount inception date January 22, 2008	2011	$1.109404	$1.071294	73,500.649
	2010	$0.900194	$1.109404	1,062.459
	2009	$0.634742	$0.900194	0.000
	2008	$1.000000	$0.634742	0.000
Janus Aspen – Global Research Portfolio – Service Shares	2012	$0.793380	$0.933590	94,323.218
Subaccount inception date January 22, 2008	2011	$0.939457	$0.793380	270,807.301
	2010	$0.828283	$0.939457	28,580.120
	2009	$0.613959	$0.828283	7,654.377
	2008	$1.000000	$0.613959	0.000

26

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	Separate Account Expense 1.85%
		Beginning AUV	Ending AUV	# Units
MFS ® New Discovery Series – Service Class	2012	$1.282905	$1.522688	149,321.543
Subaccount inception date January 22, 2008	2011	$1.459792	$1.282905	158,771.033
	2010	$1.093694	$1.459792	52,804.858
	2009	$0.683716	$1.093694	6,864.678
	2008	$1.000000	$0.683716	0.000
MFS ® Total Return Series – Service Class	2012	$1.001154	$1.090345	103,969.058
Subaccount inception date January 22, 2008	2011	$1.003730	$1.001154	322,185.064
	2010	$0.932473	$1.003730	65,034.845
	2009	$0.806742	$0.932473	5,939.828
	2008	$1.000000	$0.806742	0.000
TA AEGON Tactical Vanguard ETF - Balanced - Service Class	2012	$0.958272	$1.018838	957,187.461
Subaccount inception date May 2, 2011	2011	$1.000000	$0.958272	11,379.330
TA AEGON Tactical Vanguard ETF - Conservative - Service Class	2012	$0.978034	$1.025287	964,932.436
Subaccount inception date May 2, 2011	2011	$1.000000	$0.978034	461,311.520
TA AEGON Tactical Vanguard ETF - Growth - Service Class	2012	$0.917767	$0.999714	683,541.591
Subaccount inception date May 2, 2011	2011	$1.000000	$0.917767	223,861.943
TA JPMorgan Core Bond - Service Class	2012	$1.041565	$1.071166	732,806.585
Subaccount inception date May 2, 2011	2011	$1.000000	$1.041565	259,630.420
TA JPMorgan Tactical Allocation - Service Class	2012	$0.992849	$1.047517	2,292,519.849
Subaccount inception date May 2, 2011	2011	$1.000000	$0.992849	454,532.831
TA PIMCO Real Return TIPS - Service Class	2012	$1.063998	$1.110355	3,071,625.939
Subaccount inception date May 2, 2011	2011	$1.000000	$1.063998	774,691.937
TA Legg Mason Dynamic Allocation - Balanced - Service Class Subaccount inception date May 1, 2012	2012	$1.000000	$1.006593	282,353.514
TA Legg Mason Dynamic Allocation - Growth - Service Class Subaccount inception date May 1, 2012	2012	$1.000000	$1.001649	62,353.520
TA Market Participation Strategy - Service Class Subaccount inception date September 17, 2012	2012	$1.000000	$0.988770	30,713.029

Subaccount	Year	Separate Account Expense 1.65%
		Beginning AUV	Ending AUV	# Units
TA Asset Allocation - Conservative - Service Class	2012	$1.238471	$1.305926	5,195,112.319
Subaccount inception date February 9, 2005	2011	$1.229865	$1.238471	4,205,324.943
	2010	$1.150032	$1.229865	2,743,809.791
	2009	$0.935922	$1.150032	2,062,261.844
	2008	$1.210491	$0.935922	1,506,205.215
	2007	$1.159307	$1.210491	1,270,650.482
	2006	$1.079672	$1.159307	1,041,227.375
	2005	$1.000000	$1.079672	685,105.260
TA Asset Allocation - Growth - Service Class	2012	$0.890037	$0.984003	869,773.148
Subaccount inception date January 22, 2008	2011	$0.959330	$0.890037	644,811.649
	2010	$0.850553	$0.959330	692,690.711
	2009	$0.667413	$0.850553	489,132.979
	2008	$1.000000	$0.667413	128,677.712

27

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	Separate Account Expense 1.65%
		Beginning AUV	Ending AUV	# Units
TA Asset Allocation - Moderate - Service Class	2012	$1.248828	$1.340378	18,698,015.037
Subaccount inception date February 9, 2005	2011	$1.265686	$1.248828	11,496,633.299
	2010	$1.168150	$1.265686	5,511,302.638
	2009	$0.940920	$1.168150	4,597,543.451
	2008	$1.295976	$0.940920	2,624,887.972
	2007	$1.222894	$1.295976	1,376,850.427
	2006	$1.117689	$1.222894	742,568.629
	2005	$1.000000	$1.117689	72,103.371
TA Asset Allocation - Moderate Growth - Service Class	2012	$1.211331	$1.315174	14,967,773.468
Subaccount inception date February 9, 2005	2011	$1.259950	$1.211331	14,011,813.362
	2010	$1.139392	$1.259950	15,887.824.086
	2009	$0.905761	$1.139392	15,177,051.026
	2008	$1.372685	$0.905761	13,017,757.814
	2007	$1.297401	$1.372685	8,182,629.162
	2006	$1.161501	$1.297401	5,385,150.762
	2005	$1.000000	$1.161501	819,818.860
TA International Moderate Growth - Service Class	2012	$0.864146	$0.956156	4,195,890.974
Subaccount inception date May 1, 2006	2011	$0.949963	$0.864146	4,089,863.116
	2010	$0.875915	$0.949963	4,725,821.270
	2009	$0.688460	$0.875915	4,674,914.335
	2008	$1.098976	$0.688460	4,016,643.203
	2007	$1.029756	$1.098976	2,428,709.365
	2006	$1.000000	$1.029756	359,042.616
TA BlackRock Global Allocation - Service Class(1)	2012	$1.225779	$1.324782	3,576,118.361
Subaccount inception Date May 1, 2009	2011	$1.296818	$1.225779	3,179,129.336
	2010	$1.201990	$1.296818	2,112,035.118
	2009	$1.000000	$1.201990	472,341.526
TA Barrow Hanley Dividend Focused - Service Class(5)	2012	$0.892795	$0.978951	266,686.318
Subaccount inception date January 22, 2008	2011	$0.885726	$0.892795	189,072.146
	2010	$0.817361	$0.885726	131,156.142
	2009	$0.730649	$0.817361	48,125.767
	2008	$1.000000	$0.730649	23,090.800
TA BlackRock Tactical Allocation - Service Class	2012	$1.346777	$1.457464	3,972,503.595
Subaccount inception Date May 1, 2009	2011	$1.319555	$1.346777	1,824,012.684
	2010	$1.205764	$1.319555	1,044,592.541
	2009	$1.000000	$1.205764	227,784.412
TA Clarion Global Real Estate Securities - Service Class	2012	$0.867629	$1.066665	243,002.272
Subaccount inception date January 22, 2008	2011	$0.938309	$0.867629	203,768.873
	2010	$0.827221	$0.938309	115,453.864
	2009	$0.632208	$0.827221	26,661.298
	2008	$1.000000	$0.632208	0.000
TA Janus Balanced - Service Class	2012	$0.877223	$0.970775	583,107.599
Subaccount inception Date November 19, 2009	2011	$0.999750	$0.877223	317,684.841
	2010	$0.985671	$0.999750	95,823.995
	2009	$0.986571	$0.985671	0.000
TA PIMCO Tactical - Balanced - Service Class(6)	2012	$0.920990	$0.914867	1,071,626.575
Subaccount inception Date November 19, 2009	2011	$0.969182	$0.920990	550,076.203
	2010	$1.020496	$0.969182	550,708.647
	2009	$0.998158	$1.020496	0.000
TA PIMCO Tactical - Conservative - Service Class(7)	2012	$0.896169	$0.895001	241,259.515
Subaccount inception Date November 19, 2009	2011	$0.984370	$0.896169	186,990.712
	2010	$1.022242	$0.984370	106,856.149
	2009	$0.997265	$1.022242	0.000

28

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	Separate Account Expense 1.65%
		Beginning AUV	Ending AUV	# Units
TA PIMCO Tactical - Growth - Service Class(8)	2012	$0.867357	$0.859112	349,702.443
Subaccount inception Date November 19, 2009	2011	$0.997506	$0.867357	0.000
	2010	$1.021163	$0.997506	0.000
	2009	$0.996396	$1.021163	0.000
TA Hanlon Income - Service Class	2012	$1.000834	$1.018659	1,018,602.182
Subaccount inception Date November 19, 2009	2011	$0.988365	$1.000834	889,363.851
	2010	$1.003508	$0.988365	706,983.719
	2009	$0.999955	$1.003508	0.000
TA JPMorgan Enhanced Index - Service Class	2012	$0.980840	$1.120122	0.000
Subaccount inception date January 22, 2008	2011	$0.992292	$0.980840	0.000
	2010	$0.878213	$0.992292	0.000
	2009	$0.690332	$0.878213	0.000
	2008	$1.000000	$0.690332	0.000
TA JPMorgan Mid Cap Value - Service Class	2012	$1.244913	$1.472415	175,663.300
Subaccount inception Date November 19, 2009	2011	$1.243896	$1.244913	69,699.935
	2010	$1.029468	$1.243896	23,970.983
	2009	$0.985154	$1.029468	0.000
TA Jennison Growth - Service Class	2012	$1.041725	$1.182645	123,634.202
Subaccount inception date January 22, 2008	2011	$1.067109	$1.041725	78,467.704
	2010	$0.968717	$1.067109	62,231.938
	2009	$0.699909	$0.968717	1,848.927
	2008	$1.000000	$0.699909	0.000
TA Morgan Stanley Capital Growth - Service Class	2012	$1.000068	$1.133321	99,448.821
Subaccount inception date January 22, 2008	2011	$1.081284	$1.000068	141,866.136
	2010	$0.864855	$1.081284	61,087.652
	2009	$0.689156	$0.864855	6,636.059
	2008	$1.000000	$0.689156	0.000
TA AEGON High Yield Bond - Service Class	2012	$1.236976	$1.424871	247,996.741
Subaccount inception date January 22, 2008	2011	$1.202779	$1.236976	192,226.885
	2010	$1.089989	$1.202779	110,920.945
	2009	$0.754457	$1.089989	15,185.279
	2008	$1.000000	$0.754457	0.000
TA MFS International Equity - Service Class	2012	$0.889470	$1.066349	191,189.752
Subaccount inception date January 22, 2008	2011	$1.007030	$0.889470	134,097.775
	2010	$0.927994	$1.007030	31,975.977
	2009	$0.713341	$0.927994	19,826.678
	2008	$1.000000	$0.713341	7,388.124
TA PIMCO Total Return - Service Class	2012	$1.149373	$1.213419	7,020,161.981
Subaccount inception date January 22, 2008	2011	$1.102698	$1.149373	3,103,543.610
	2010	$1.048199	$1.102698	1,670,803.876
	2009	$0.920505	$1.048199	579,205.632
	2008	$1.000000	$0.920505	17,438.513
TA T. Rowe Price Small Cap - Service Class	2012	$1.281686	$1.455085	373,285.060
Subaccount inception date January 22, 2008	2011	$1.283366	$1.281686	179,688.111
	2010	$0.973095	$1.283366	37,288.225
	2009	$0.715068	$0.973095	7,174.733
	2008	$1.000000	$0.715068	7,174.733
TA Efficient Markets - Service Class(9)	2012	$1.278633	$1.411298	1,242,092.136
Subaccount inception date November 10, 2008	2011	$1.328803	$1.278633	1,190,686.447
	2010	$1.201944	$1.328803	852,330.054
	2009	$1.036627	$1.201944	68,300.321
	2008	$1.000000	$1.036627	0.000

29

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	Separate Account Expense 1.65%
		Beginning AUV	Ending AUV	# Units
TA Multi-Managed Balanced - Service Class	2012	$1.132912	$1.252578	455,027.298
Subaccount inception date January 22, 2008	2011	$1.109926	$1.132912	353,654.298
	2010	$0.910713	$1.109926	231,023.800
	2009	$0.735067	$0.910713	164,827.081
	2008	$1.000000	$0.735067	0.000
TA AllianceBernstein Dynamic Allocation - Service Class	2012	$0.949971	$0.988625	2,402,492.088
Subaccount inception date January 22, 2008	2011	$0.949802	$0.949971	1,856,101.388
	2010	$0.884529	$0.949802	107,523.393
	2009	$0.685489	$0.884529	6,945.450
	2008	$1.000000	$0.685489	0.000
TA WMC Diversified Growth - Service Class	2012	$0.843274	$0.936214	67,323.966
Subaccount inception date January 22, 2008	2011	$0.892217	$0.843274	54,318.052
	2010	$0.771968	$0.892217	0.000
	2009	$0.608782	$0.771968	0.000
	2008	$1.000000	$0.608782	0.000
TA AEGON Money Market - Service Class	2012	$1.023172	$1.006533	1,788,145.694
Subaccount inception date November 1, 2004	2011	$1.039935	$1.023172	2,276,242.733
	2010	$1.057067	$1.039935	472,955.115
	2009	$1.074385	$1.057067	328,534.370
	2008	$1.069043	$1.074385	413,939.616
	2007	$1.037336	$1.069043	50,497.423
	2006	$1.009283	$1.037336	0.000
	2005	$1.000000	$1.009283	0.000
TA Systematic Small Mid Cap Value - Service Class	2012	$1.135393	$1.296030	253,126.078
Subaccount inception date January 22, 2008	2011	$1.188049	$1.135393	211,147.785
	2010	$0.928586	$1.188049	113,943.098
	2009	$0.660541	$0.928586	29,500.818
	2008	$1.000000	$0.660541	6,839.756
TA AEGON U.S. Government Securities - Service Class	2012	$1.146167	$1.182315	2,993,794.144
Subaccount inception date January 22, 2008	2011	$1.085909	$1.146167	1,826,953.634
	2010	$1.059101	$1.085909	876,816.400
	2009	$1.033204	$1.059101	455,986.852
	2008	$1.000000	$1.033204	26,115.517
TA Vanguard ETF - Conservative - Service Class(10)	2012	$1.090563	$1.143767	2,460,875.699
Subaccount inception Date November 19, 2009	2011	$1.074408	$1.090563	1,600,082.834
	2010	$0.998075	$1.074408	521,845.344
	2009	$0.999955	$0.998075	0.000
TA Vanguard ETF - Balanced - Service Class(11)	2012	$1.018128	$1.085619	9,693,753.008
Subaccount inception date May 1, 2008	2011	$1.019934	$1.018128	5,272,048.793
	2010	$0.936613	$1.019934	2,009,845.356
	2009	$0.817007	$0.936613	803,646.654
	2008	$1.000000	$0.817007	4,686.691
TA Vanguard ETF - Growth - Service Class(9)(12)	2012	$0.944813	$1.036789	12,526,261.861
Subaccount inception date May 1, 2008	2011	$0.971384	$0.944813	9,924,194.121
	2010	$0.873783	$0.971384	6,632,421.639
	2009	$0.721052	$0.873783	2,707,913.163
	2008	$1.000000	$0.721052	196,545.583
TA Vanguard ETF - Aggressive Growth - Service Class(13)	2012	$1.089428	$1.249196	478,298.468
Subaccount inception Date November 19, 2009	2011	$1.152543	$1.089428	331,044.720
	2010	$1.024027	$1.152543	44,829.433
	2009	$0.999955	$1.024027	0.000

30

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	Separate Account Expense 1.65%
		Beginning AUV	Ending AUV	# Units
TA TS&W International Equity - Service Class(14)	2012	$0.750727	$0.859867	31,661.983
Subaccount inception date January 22, 2008	2011	$0.893198	$0.750727	33,276.949
	2010	$0.839096	$0.893198	22,173.141
	2009	$0.678678	$0.839096	9,855.814
	2008	$1.000000	$0.678678	0.000
TA BNP Paribas Large Cap Growth - Service Class(15)	2012	$1.024047	$1.176830	131,422.284
Subaccount inception date January 22, 2008	2012
	2011	$1.067975	$1.024047	119,548.903
	2010	$0.913226	$1.067975	5,174.948
	2009	$0.639823	$0.913226	7,486.531
	2008	$1.000000	$0.639823	0.000
TA Morgan Stanley Mid Cap Growth - Service Class	2012	$1.158876	$1.240007	212,570.670
Subaccount inception date January 22, 2008	2011	$1.265509	$1.158876	206,449.049
	2010	$0.962999	$1.265509	12,313.379
	2009	$0.611350	$0.962999	7,298.434
	2008	$1.000000	$0.611350	7,298.434
PAM TA AEGON U.S. Government Securities - Service Class	2012	$1.146167	$1.182315	50,476.007
Subaccount inception date January 22, 2008	2011	$1.085909	$1.146167	50,124.997
	2010	$1.059101	$1.085909	0.000
	2009	$1.033204	$1.059101	0.000
	2008	$1.000000	$1.033204	1,687.091
TA ProFunds UltraBear Fund - Service Class OAM	2012	$0.318752	$0.221268	3,485,732.946
Subaccount inception Date May 1, 2009	2011	$0.404748	$0.318752	3,338,126.967
	2010	$0.561781	$0.404748	192,158.769
	2009	$1.000000	$0.561781	14,653.586
Invesco V.I. Value Opportunities Fund – Series II Shares	2012	$0.770683	$0.891965	77,734.693
Subaccount inception date January 22, 2008	2011	$0.810903	$0.770683	82,188.988
	2010	$0.770752	$0.810903	49,338.309
	2009	$0.530309	$0.770752	9,882.396
	2008	$1.000000	$0.530309	0.000
Invesco V.I. American Franchise Fund – Series II Shares Subaccount inception date April 27, 2012	2012	$1.000000	$0.962417	0.000
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B(3)	2012	$1.275667	$1.419893	191,434.063
Subaccount inception date November 10, 2008	2011	$1.340179	$1.275667	119,812.289
	2010	$1.237531	$1.340179	40,698.619
	2009	$1.012783	$1.237531	815.029
	2008	$1.000000	$1.012783	0.000
AllianceBernstein Growth and Income Portfolio – Class B	2012	$0.891262	$1.027905	108,561.606
Subaccount inception date January 22, 2008	2011	$0.854090	$0.891262	90,393.336
	2010	$0.769663	$0.854090	70,755.547
	2009	$0.650077	$0.769663	16,502.570
	2008	$1.000000	$0.650077	16,502.570
AllianceBernstein Large Cap Growth Portfolio – Class B	2012	$0.939376	$1.078387	11,048.602
Subaccount inception date January 22, 2008	2011	$0.992081	$0.939376	11,165.325
	2010	$0.918167	$0.992081	6,585.185
	2009	$0.680726	$0.918167	6,294.962
	2008	$1.000000	$0.680726	0.000
American Funds - Asset Allocation Fund - Class 2(4)	2012	$1.105275	$1.259542	2,886,105.800
Subaccount inception Date November 19, 2009	2011	$1.112364	$1.105275	2,585,482.111
	2010	$1.007990	$1.112364	1,661,951.865
	2009	$0.989778	$1.007990	0.000

31

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	Separate Account Expense 1.65%
		Beginning AUV	Ending AUV	# Units
American Funds - Bond Fund - Class 2(4)	2012	$1.079841	$1.115985	965,035.596
Subaccount inception Date November 19, 2009	2011	$1.037506	$1.079841	580,043.023
	2010	$0.993701	$1.037506	88,551.024
	2009	$1.000899	$0.993701	0.000
American Funds - Growth Fund - Class 2(4)	2012	$1.096170	$1.267444	313,732.171
Subaccount inception Date November 19, 2009	2011	$1.167433	$1.096170	177,440.979
	2010	$1.002849	$1.167433	105,192.432
	2009	$0.986481	$1.002849	0.000
American Funds - Growth-Income Fund - Class 2(4)	2012	$1.061152	$1.222710	226,194.163
Subaccount inception Date November 19, 2009	2011	$1.101971	$1.061152	131,926.383
	2010	$1.008240	$1.101971	70,777.809
	2009	$0.986802	$1.008240	0.000
American Funds - International Fund - Class 2(4)	2012	$0.870231	$1.006350	181,965.996
Subaccount inception Date November 19, 2009	2011	$1.031180	$0.870231	83,358.429
	2010	$0.980359	$1.031180	48,295.876
	2009	$0.982911	$0.980359	0.000
Fidelity VIP Balanced Portfolio - Service Class 2	2012	$0.991794	$1.120209	1,185,591.582
Subaccount inception date May 1, 2008	2011	$1.048229	$0.991794	824,748.081
	2010	$0.904846	$1.048229	647,350.617
	2009	$0.664950	$0.904846	308,414.064
	2008	$1.000000	$0.664950	44,793.734
Fidelity VIP Contrafund® Portfolio – Service Class 2	2012	$0.940758	$1.074780	637,541.395
Subaccount inception date January 22, 2008	2011	$0.983643	$0.940758	429,468.101
	2010	$0.855116	$0.983643	262,299.328
	2009	$0.641644	$0.855116	22,726.419
	2008	$1.000000	$0.641644	0.000
Fidelity VIP Equity-Income Portfolio – Service Class 2	2012	$0.911015	$1.049003	52,427.263
Subaccount inception date January 22, 2008	2011	$0.919991	$0.911015	54,323.120
	2010	$0.813769	$0.919991	13,534.802
	2009	$0.636875	$0.813769	8,813.228
	2008	$1.000000	$0.636875	0.000
Fidelity VIP Growth Portfolio – Service Class 2	2012	$0.896592	$1.008997	63,810.101
Subaccount inception date January 22, 2008	2011	$0.911651	$0.896592	66,520.725
	2010	$0.748153	$0.911651	30,420.042
	2009	$0.594306	$0.748153	6,721.402
	2008	$1.000000	$0.594306	0.000
Fidelity VIP Mid Cap Portfolio – Service Class 2	2012	$1.024578	$1.154644	269,325.531
Subaccount inception date January 22, 2008	2011	$1.168241	$1.024578	137,716.924
	2010	$0.923603	$1.168241	68,449.204
	2009	$0.671795	$0.923603	13,195.972
	2008	$1.000000	$0.671795	0.000
Fidelity VIP Value Strategies Portfolio – Service Class 2	2012	$0.962019	$1.202443	71,628.727
Subaccount inception date January 22, 2008	2011	$1.075026	$0.962019	54,241.614
	2010	$0.864938	$1.075026	38,683.169
	2009	$0.559463	$0.864938	23,592.376
	2008	$1.000000	$0.559463	0.000
Franklin Income Securities Fund - Class 2	2012	$1.086854	$1.204392	501,808.419
Subaccount inception date January 22, 2008	2011	$1.079026	$1.086854	336,401.281
	2010	$0.973455	$1.079026	138,066.718
	2009	$0.729760	$0.973455	64,135.157
	2008	$1.000000	$0.729760	31,222.447

32

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	Separate Account Expense 1.65%
		Beginning AUV	Ending AUV	# Units
Mutual Shares Securities Fund - Class 2	2012	$0.901291	$1.012874	109,667.777
Subaccount inception date January 22, 2008	2011	$0.925781	$0.901291	120,973.361
	2010	$0.846299	$0.925781	76,612.512
	2009	$0.682487	$0.846299	59,307.528
	2008	$1.000000	$0.682487	32,015.601
Templeton Foreign Securities Fund - Class 2	2012	$0.833957	$0.969917	387,872.706
Subaccount inception date January 22, 2008	2011	$0.948576	$0.833957	351,348.569
	2010	$0.889448	$0.948576	126,274.999
	2009	$0.659735	$0.889448	16,106.717
	2008	$1.000000	$0.659735	0.000
Franklin Templeton VIP Founding Funds Allocation Fund - Class 4(2	2012	$1.323222	$1.496889	507,257.036
Subaccount inception date November 10, 2008	2011	$1.369903	$1.323222	462,948.408
	2010	$1.265010	$1.369903	404,344.124
	2009	$0.990107	$1.265010	191,920.537
	2008	$1.000000	$0.990107	0.000
GE Investments Total Return Fund - Class 3(3	2012	$1.025368	$1.129979	109,066.055
Subaccount inception Date November 19, 2009	2011	$1.077697	$1.025368	104,599.951
	2010	$1.003631	$1.077697	2,889.029
	2009	$0.988810	$1.003631	0.000
Janus Aspen – Enterprise Portfolio – Service Shares	2012	$1.079631	$1.242420	14,258.670
Subaccount inception date January 22, 2008	2011	$1.115844	$1.079631	14,626.523
	2010	$0.903633	$1.115844	0.000
	2009	$0.635920	$0.903633	9,553.426
	2008	$1.000000	$0.635920	0.000
Janus Aspen – Global Research Portfolio – Service Shares	2012	$0.799571	$0.942735	73,745.174
Subaccount inception date January 22, 2008	2011	$0.944924	$0.799571	78,938.896
	2010	$0.831468	$0.944924	39,779.659
	2009	$0.615104	$0.831468	33,649.569
	2008	$1.000000	$0.615104	7,957.073
MFS® New Discovery Series – Service Class	2012	$1.292886	$1.537575	174,654.594
Subaccount inception date January 22, 2008	2011	$1.468263	$1.292886	160,314.777
	2010	$1.097886	$1.468263	30,622.076
	2009	$0.684986	$1.097886	6,665.984
	2008	$1.000000	$0.684986	0.000
MFS® Total Return Series – Service Class	2012	$1.008958	$1.101021	184,007.265
Subaccount inception date January 22, 2008	2011	$1.009566	$1.008958	186,684.364
	2010	$0.936049	$1.009566	130,179.397
	2009	$0.808242	$0.936049	31,453.267
	2008	$1.000000	$0.808242	0.000
TA AEGON Tactical Vanguard ETF - Balanced - Service Class	2012	$0.959537	$1.022199	1,170,844.161
Subaccount inception date May 2, 2011	2011	$1.000000	$0.959537	1,304.056
TA AEGON Tactical Vanguard ETF - Conservative - Service Class	2012	$0.979309	$1.028652	1,709,920.929
Subaccount inception date May 2, 2011	2011	$1.000000	$0.979309	754,865.619
TA AEGON Tactical Vanguard ETF - Growth - Service Class	2012	$0.918962	$1.002996	997,918.741
Subaccount inception date May 2, 2011	2011	$1.000000	$0.918962	557,092.481
TA JPMorgan Core Bond - Service Class	2012	$1.042923	$1.074687	684,781.581
Subaccount inception date May 2, 2011	2011	$1.000000	$1.042923	77,773.623
TA JPMorgan Tactical Allocation - Service Class	2012	$0.994146	$1.050962	2,000,306.370
Subaccount inception date May 2, 2011	2011	$1.000000	$0.994146	258,966.240
TA PIMCO Real Return TIPS - Service Class	2012	$1.065381	$1.113998	3,324,328.868
Subaccount inception date May 2, 2011	2011	$1.000000	$1.065381	1,234,329.098

33

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	Separate Account Expense 1.65%
		Beginning AUV	Ending AUV	# Units
TA Legg Mason Dynamic Allocation - Balanced - Service Class Subaccount inception date May 1, 2012	2012	$1.000000	$1.007913	652,021.562
TA Legg Mason Dynamic Allocation - Growth - Service Class Subaccount inception date May 1, 2012	2012	$1.000000	$1.002962	225,517.226
TA Market Participation Strategy - Service Class Subaccount inception date September 17, 2012	2012	$1.000000	$0.989330	18,783.735

(1)	The beginning and ending AUV for this fund also reflects a 0.10% Fund Facilitation Fee which is in addition to the Separate Account Expense percentage listed above.
(2)	The beginning and ending AUV for this fund also reflects a 0.15% Fund Facilitation Fee which is in addition to the Separate Account Expense percentage listed above.
(3)	The beginning and ending AUV for this fund also reflects a 0.20% Fund Facilitation Fee which is in addition the Separate Account Expense percentage listed above.
(4)	The beginning and ending AUV for this fund also reflects a 0.30% Fund Facilitation Fee which is in addition the Separate Account Expense percentage listed above.
(5)	Formerly known as Transamerica BlackRock Large Cap Value VP.
(6)	Formerly known as Transamerica Hanlon Balanced VP.
(7)	Formerly known as Transamerica Hanlon Growth and Income VP.
(8)	Formerly known as Transamerica Hanlon Growth VP.
(9)	Effective on or about May 1, 2013, Transamerica Efficient Markets VP merged into Transamerica Vanguard ETF Portfolio - Growth VP.
(10)	Portfolio name formerly known as Transamerica Index 35 VP and subaccount name formerly known as TA Vanguard ETF Index - Conservative
(11)	Portfolio name formerly known as Transamerica Index 50 VP and subaccount name formerly known as TA Vanguard ETF Index - Balanced.
(12)	Portfolio name formerly known as Transamerica Index 75 VP and subaccount name formerly known as TA Vanguard ETF Index - Growth.
(13)	Portfolio name formerly known as Transamerica Index 100 VP and subaccount name formerly known as TA Vanguard ETF Index - Aggressive Growth.
(14)	Formerly known as Transamerica Morgan Stanley Active International Allocation VP.
(15)	Formerly known as Transamerica Multi Managed Large Cap Core VP.

34

FINANCIAL STATEMENTS AND SCHEDULES – STATUTORY BASIS

Transamerica Financial Life Insurance Company

Years Ended December 31, 2012, 2011 and 2010

Transamerica Financial Life Insurance Company

Financial Statements and Schedules – Statutory Basis

Years Ended December 31, 2012, 2011 and 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors

Transamerica Financial Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Transamerica Financial Life Insurance Company (the Company) as of December 31, 2012 and 2011, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2012. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the financial statements have been prepared in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the accompanying financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Transamerica Financial Life Insurance Company at December 31, 2012 and 2011, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2012.

1

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Financial Life Insurance Company at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 to the financial statements, in response to new accounting standards in 2012, the Company changed its method of accounting for deferred income taxes.

/s/ Ernst & Young LLP

April 3, 2013

2

Transamerica Financial Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except per Share Data)

	December 31
	2012	2011
Admitted assets
Cash and invested assets:
Bonds	$7,413,206	$7,790,711
Preferred stocks	1,573	2,228
Common stocks
Affiliated entities (cost: 2012 - $5,814; 2011 - $4,892)	6,573	5,697
Unaffiliated (cost: 2012 - $3,950; 2011 - $1,402)	5,113	4,191
Mortgage loans on real estate	544,544	625,301
Policy loans	60,041	55,858
Cash, cash equivalents and short-term investments	587,426	178,103
Derivatives	41,613	123,812
Other invested assets	95,315	92,134
Receivables for securities	—	6,185
Securities lending reinvested collateral assets	258,143	476,053

Total cash and invested assets	9,013,547	9,360,273

Premiums deferred and uncollected	11,297	10,587
Due and accrued investment income	87,584	96,954
Net deferred income tax asset	69,021	50,594
Reinsurance receivable	14,782	15,795
Receivable from parent, subsidiaries and affiliates	87,032	21,243
Accounts receivable	67,897	27,050
Estimated premium tax offset on the provision for future guarantee fund assessments	16,319	16,319
Other admitted assets	1,110	1,206
Separate account assets	17,590,145	15,878,424

Total admitted assets	$26,958,734	$25,478,445

3

Transamerica Financial Life Insurance Company

Balance Sheets – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	December 31
	2012	2011
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$842,238	$785,498
Annuity	6,685,096	6,908,679
Accident and health	125,546	120,653
Policy and contract claim reserves:
Life	15,509	19,491
Annuity	437	551
Accident and health	11,356	15,562
Liability for deposit-type contracts	61,391	64,049
Other policyholders’ funds	968	870
Federal income taxes payable	37,507	6,385
Transfers from separate accounts due or accrued	(109,165)	(59,547)
Amounts withheld or retained	14,876	6,531
Remittances and items not allocated	197,241	167,965
Borrowed money	67,407	—
Asset valuation reserve	118,108	101,956
Interest maintenance reserve	102,036	80,537
Funds held under coinsurance and other reinsurance treaties	201	241
Reinsurance in unauthorized companies	518	806
Commissions and expense allowances payable on reinsurance assumed	12,497	15,029
Payable for securities	2	20,491
Payable to parent, subsidiaries and affiliates	—	22,062
Derivatives	12,704	4,714
Payable for securities lending	258,143	476,053
Taxes, licenses and fees due or accrued	33,603	34,882
Payable for derivative cash collateral	20,334	87,708
Deferred gain on assumption of reinsurance transaction	17,984	20,408
Other liabilities	6,043	6,367
Separate account liabilities	17,590,139	15,878,363

Total liabilities	26,122,719	24,786,304

Capital and surplus:
Common stock, $125 per share par value, 16,466 shares authorized, issued and outstanding	2,058	2,058
Preferred stock, $10 per share par value, 44,175 shares authorized, issued and outstanding	442	442
Aggregate write-ins for other than special surplus funds	—	27,930
Surplus notes	150,000	150,000
Paid-in surplus	849,460	849,460
Special surplus	6,660	4,796
Unassigned deficit	(172,605)	(342,545)

Total capital and surplus	836,015	692,141

Total liabilities and capital and surplus	$26,958,734	$25,478,445

See accompanying notes.

4

Transamerica Financial Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2012	2011	2010
Revenues:
Premiums and other considerations, net of reinsurance:
Life	$127,077	$(378,419)	$394,883
Annuity	4,733,483	4,738,804	4,664,761
Accident and health	79,788	66,085	85,634
Net investment income	427,128	463,530	506,127
Amortization of interest maintenance reserve	17,065	16,416	10,260
Commissions and expense allowances on reinsurance ceded	58,516	(52,546)	60,476
Income from fees associated with investment management, administration and contract guarantees for separate accounts	125,160	114,076	92,604
Consideration on reinsurance transaction	—	75,821	—
Assumption reinsurance gain	—	—	53,413
Income from fees associated with investment management and administration for general account	22,885	35,591	11,120
IMR adjustment due to reinsurance	—	13,086	—
Other income	28,867	24,308	26,579

	5,619,969	5,116,752	5,905,857

Benefits and expenses:
Benefits paid or provided for:
Life and accident and health benefits	82,522	145,511	306,149
Annuity benefits	121,593	105,868	99,443
Surrender benefits	4,039,973	3,671,197	3,045,837
Other benefits	5,689	8,152	10,637
Increase (decrease) in aggregate reserves for policies and contracts:
Life	56,740	(379,626)	136,548
Annuity	(243,529)	193,394	(289,567)
Accident and health	4,893	1,742	8,224

	4,067,881	3,746,238	3,317,271

Insurance expenses:
Commissions	161,079	152,964	144,196
General insurance expenses	120,202	143,542	123,475
Taxes, licenses and fees	10,206	18,065	15,895
Net transfers to separate accounts	942,930	1,143,898	2,092,506
Experience refunds	476	85,372	12,074
Interest on surplus notes	9,375	9,375	9,375
Consideration on reinsurance recaptured and novated	12,732	—	—
Other benefits	(5,002)	(3,715)	(3,354)

	1,251,998	1,549,501	2,394,167

Total benefits and expenses	5,319,879	5,295,739	5,711,438

Gain (loss) from operations before federal income tax expense and net realized capital gains (losses) on investments	$300,090	$(178,987)	$194,419

5

Transamerica Financial Life Insurance Company

Statements of Operations – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2012	2011	2010
Federal income tax expense	$110,930	$44,789	$58,571

Gain (loss) from operations before net realized capital gains (losses) on investments	189,160	(223,776)	135,848
Net realized capital gains (losses) on investments (net of related federal income taxes and amounts tranferred to interest maintenance reserve)	8,817	(43,004)	(65,499)

Net income (loss)	$197,977	$(266,780)	$70,349

See accompanying notes.

6

Transamerica Financial Life Insurance Company

Statements of Changes in Capital and

Surplus – Statutory Basis

(Dollars in Thousands)

	Common Stock	Preferred Stock	Aggregate Write-ins for Other than Special Surplus Funds	Surplus Notes	Paid-in Surplus	Special Surplus	Unassigned Deficit	Total Capital and Surplus
Balance at January 1, 2010	$2,058	$442	$27,585	$150,000	$849,460	$3,753	$(121,672)	$911,626
Cumulative effect of change in accounting principles	—	—	—	—	—	—	601	601
Net income	—	—	—	—	—	828	69,521	70,349
Change in net unrealized capital gains and losses, net of tax	—	—	—	—	—	—	4,775	4,775
Change in net unrealized foreign capital gains and losses, net of tax	—	—	—	—	—	—	(2)	(2)
Change in nonadmitted assets	—	—	—	—	—	—	6,559	6,559
Change in asset valuation reserve	—	—	—	—	—	—	(21,129)	(21,129)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	—	2,311	2,311
Change in reserve on account of change in valuation basis	—	—	—	—	—	—	(3,001)	(3,001)
Surplus contributed to separate account	—	—	—	—	—	—	(547)	(547)
Other changes in surplus in separate account statement	—	—	—	—	—	—	610	610
Change in net deferred income tax asset	—	—	—	—	—	—	24,065	24,065
Change in surplus as result of reinsurance	—	—	—	—	—	—	(995)	(995)
Increase in admitted deferred tax assets pursuant to SSAP No. 10R	—	—	3,891	—	—	—	—	3,891
Change in deferred premium due to valuation adjustment	—	—	—	—	—	—	(4,446)	(4,446)
Dividends to stockholders	—	—	—	—	—	—	(200,000)	(200,000)

Balance at December 31, 2010	2,058	442	31,476	150,000	849,460	4,581	(243,350)	794,667
Net income (loss)	—	—	—	—	—	215	(266,995)	(266,780)
Change in net unrealized capital gains and losses, net of tax	—	—	—	—	—	—	48,801	48,801
Change in net unrealized foreign capital gains and losses, net of tax	—	—	—	—	—	—	(793)	(793)
Change in nonadmitted assets	—	—	—	—	—	—	19,988	19,988
Change in asset valuation reserve	—	—	—	—	—	—	1,914	1,914
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	—	601	601
Change in reserve on account of change in valuation basis	—	—	—	—	—	—	520	520
Surplus withdrawn from separate account	—	—	—	—	—	—	965	965
Other changes in surplus in separate account statement	—	—	—	—	—	—	(860)	(860)
Change in net deferred income tax asset	—	—	—	—	—	—	(7,754)	(7,754)
Change in surplus as result of reinsurance	—	—	—	—	—	—	400,760	400,760
Change in admitted deferred tax assets pursuant to SSAP No. 10R	—	—	(3,546)	—	—	—	—	(3,546)
Correction of error-asset valuation reserve	—	—	—	—	—	—	6,248	6,248
Correction of error-TLIC novation of group annuity policies	—	—	—	—	—	—	(2,590)	(2,590)
Dividends to stockholders	—	—	—	—	—	—	(300,000)	(300,000)

Balance at December 31, 2011	$2,058	$442	$27,930	$150,000	$849,460	$4,796	$(342,545)	$692,141

7

Transamerica Financial Life Insurance Company

Statements of Changes in Capital and

Surplus – Statutory Basis (continued)

(Dollars in Thousands)

	Common Stock	Preferred Stock	Aggregate Write-ins for Other than Special Surplus Funds	Surplus Notes	Paid-in Surplus	Special Surplus	Unassigned Deficit	Total Capital and Surplus
Balance at December 31, 2011	$2,058	$442	$27,930	$150,000	$849,460	$4,796	$(342,545)	$692,141
Net income	—	—	—	—	—	1,864	196,113	197,977
Change in net unrealized capital gains and losses, net of tax	—	—	—	—	—	—	(47,417)	(47,417)
Change in net unrealized foreign capital gains and losses, net of tax	—	—	—	—	—	—	771	771
Change in nonadmitted assets	—	—	—	—	—	—	4,232	4,232
Change in asset valuation reserve	—	—	—	—	—	—	(16,152)	(16,152)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	—	288	288
Surplus withdrawn from separate account	—	—	—	—	—	—	(152)	(152)
Other changes in surplus in separate account statement	—	—	—	—	—	—	(55)	(55)
Change in net deferred income tax asset	—	—	—	—	—	—	(12,128)	(12,128)
Change in surplus as result of reinsurance	—	—	—	—	—	—	36,456	36,456
Correction of error-GMWB reserve	—	—	—	—	—	—	(19,946)	(19,946)
Change in admitted deferred tax assets pursuant to SSAP No. 101	—	—	(27,930)	—	—	—	27,930	—

Balance at December 31, 2012	$2,058	$442	$—	$150,000	$849,460	$6,660	$(172,605)	$836,015

See accompanying notes.

8

Transamerica Financial Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2012	2011	2010
Operating activities
Premiums collected, net of reinsurance	$4,939,853	$4,483,991	$5,148,268
Net investment income	440,693	481,777	521,507
Miscellaneous income	273,207	592,123	170,094
Benefit and loss related payments	(4,271,352)	(4,032,966)	(3,490,532)
Net transfers to separate accounts	(992,548)	(1,246,079)	(2,050,540)
Commissions, expenses paid and aggregate write-ins for deductions	(368,756)	(337,782)	(259,124)
Federal and foreign income taxes paid	(98,109)	(20,425)	(110,673)

Net cash used in operating activities	(77,012)	(79,361)	(71,000)

Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	2,068,919	1,767,840	3,047,327
Preferred stock	1,291	—	1,700
Common stock	514	2,041	2,909
Mortgage loans	159,142	199,996	187,431
Other invested assets	16,285	23,669	17,733
Securities lending reinvested collateral assets	217,909	798	—
Miscellaneous proceeds	10,801	23,856	971

Total investment proceeds	2,474,861	2,018,200	3,258,071

Costs of investments acquired:
Bonds	(1,629,354)	(1,486,259)	(3,120,465)
Preferred stock	(521)	(618)	—
Common stock	(3,892)	(1,694)	(2,535)
Mortgage loans	(80,113)	(55,689)	(46)
Other invested assets	(14,161)	(12,955)	(11,074)
Securities lending reinvested collateral assets	—	—	(476,851)
Miscellaneous applications	(12,500)	(32,729)	(103,341)

Total cost of investments acquired	(1,740,541)	(1,589,944)	(3,714,312)
Net (increase) decrease in policy loans	(4,183)	6,530	(2,794)

Net cost of investments acquired	(1,744,724)	(1,583,414)	(3,717,106)

Net cash provided by (used in) investing activities	730,137	434,786	(459,035)

9

Transamerica Financial Life Insurance Company

Statements of Cash Flow – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2012	2011	2010
Financing and miscellaneous activities
Net deposits (withdrawals) on deposit-type contracts and other insurance liabilities	$823	$(65,804)	$(42,174)
Borrowed funds	67,189	—	—
Dividends to stockholders	—	(300,000)	(200,000)
Funds withheld under reinsurance treaties with unauthorized reinsurers	(226)	288	(83)
Receivable from parent, subsidiaries and affiliates	(65,789)	(1,496)	49,192
Payable to parent, subsidiaries and affiliates	(22,062)	(1,967)	(2,451)
Payable for securities lending	(217,909)	(798)	476,851
Other cash (applied) provided	(5,828)	54,106	171,697

Net cash (used in) provided by financing and miscellaneous activities	(243,802)	(315,671)	453,032

Net increase (decrease) in cash, cash equivalents and short-term investments	409,323	39,754	(77,003)

Cash, cash equivalents and short-term investments:
Beginning of year	178,103	138,349	215,352

End of year	$587,426	$178,103	$138,349

See accompanying notes.

10

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Data)

December 31, 2012

1. Organization and Summary of Significant Accounting Policies

Organization

Transamerica Financial Life Insurance Company (the Company) is a stock life insurance company and is majority owned by Aegon USA, LLC. (Aegon) and minority owned by Transamerica Life Insurance Company (TLIC). Both Aegon and TLIC are indirect, wholly owned subsidiaries of Aegon N.V., a holding company organized under the laws of The Netherlands.

Nature of Business

The Company sells fixed and variable pension and annuity products, group life coverages, life insurance, investment contracts, structured settlements and guaranteed interest contracts and funding agreements. The Company is licensed in 50 states and the District of Columbia. Sales of the Company’s products are primarily through brokers.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services (formerly known as the Department of Insurance of the State of New York), which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

Investments: Investments in bonds and mandatory redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale. Fair value for GAAP is based on indexes, third party pricing services, brokers,

11

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

external fund managers and internal models. For statutory reporting, the NAIC allows insurance companies to report the fair value determined by the Securities Valuation Office of the NAIC (SVO) or determine the fair value by using a permitted valuation method.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If the fair value of the mortgage-backed/asset-backed security is less than amortized cost, an entity shall assess whether the impairment is other-than-temporary. An other-than-temporary impairment is considered to have occurred if the fair value of the mortgage-backed/asset-backed security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An other-than-temporary impairment is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security.

If it is determined an other-than-temporary impairment has occurred as a result of the cash flow analysis, the security is written down to the discounted estimated future cash flows. If an other-than-temporary impairment has occurred due to intent to sell or lack of intent and ability to hold, the security is written down to fair value.

For GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used. If it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the other-than-temporary impairment should be recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery, the other-than-temporary impairment should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the

12

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value, with the changes in fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. That net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statement of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

13

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Separate Accounts with Guarantees: Some of the Company’s separate accounts provide policyholders with a guaranteed return. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. These separate accounts are included in the general account for GAAP due to the nature of the guaranteed return.

Nonadmitted Assets: Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual (NAIC SAP), are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent they are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk and guaranteed interest in group annuity contracts are recorded directly to a policy reserve account using deposit accounting, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the

14

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability.

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance: Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: The Company computes deferred income taxes in accordance with Statement of Statutory Accounting Principle (SSAP) No. 101, Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10. Under SSAP No. 101, admitted adjusted deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of adjusted gross deferred income tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining adjusted gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities after considering the character (i.e., ordinary versus capital) and reversal patterns of the deferred tax assets and liabilities. The remaining adjusted deferred income tax assets are nonadmitted.

Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is

15

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

recorded for the amount of gross deferred income tax assets expected to be realized in all future years, and a valuation allowance is established for deferred income tax assets not realizable.

Goodwill: Goodwill is admitted subject to an aggregate limitation of ten percent of the capital and surplus in the most recently filed annual statement excluding electronic data processing equipment, operating system software, net deferred income tax assets and net positive goodwill. Excess goodwill is nonadmitted. Goodwill is amortized over ten years. Under GAAP, goodwill is measured as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date as compared to the fair values of the identifiable net assets acquired. Goodwill is not amortized but is assessed for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Surplus Notes: Surplus notes are reported as surplus rather than liabilities as would be required under GAAP.

Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Securities Lending Assets and Liabilities: For securities lending programs, cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting policies are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of 6, are reported at amortized cost using the interest method.

16

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

The Company closely monitors below investment grade holdings and those investment grade issuers where the Company has concerns. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. For structured securities, cash flow trends and underlying levels of collateral are monitored. The Company will record a charge to the statement of operations to the extent that these securities are determined to be other-than-temporarily impaired.

Investments in preferred stocks in good standing are reported at cost or amortized cost. Investments in preferred stocks not in good standing are reported at the lower of cost or fair value, and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

17

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Common stocks of unaffiliated companies are reported at fair value and the related net unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in the change in net unrealized capital gains or losses, reported in unassigned surplus along with any adjustment for federal income taxes.

There are no restrictions on common or preferred stock.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.

Policy loans are reported at unpaid principal balances.

The Company has minority ownership interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee. For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

18

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Other “admitted assets” are valued principally at cost, as required or permitted by New York Insurance Laws.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. In addition, accrued interest is excluded from investment income when payment exceeds 90 days past due. At December 31, 2012 and 2011, the Company excluded investment income due and accrued of $568 and $248, respectively, with respect to such practices.

For dollar repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, foreign currency forwards and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions or net investment in a foreign operation), (B) replication, (C) income generation or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86, Accounting for Derivative Instruments and Hedging Activities (SSAP No. 86).

Derivative instruments used in hedging relationships are accounted for on a basis that is consistent with the hedged item (amortized cost or fair value). Derivative instruments used in replication relationships are accounted for on a basis that is consistent with the

19

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

cash instrument and the replicated asset (amortized cost or fair value). Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative indicates (amortized cost or fair value). Derivative instruments held for other investment/risk management activities receive fair value accounting.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘A’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets.

Instruments: Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities therefore converting the asset or liability to a U.S. dollar (USD) denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency

20

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation adjustment is recorded as unrealized gain/loss in unassigned surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

Futures contracts are used to hedge the liability risk associated when the Company issues products providing the customer a return based on various global market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

The Company may purchase foreign denominated assets or issue foreign denominated liabilities and use forward rate agreements to hedge foreign currency risk associated with these products. These forward agreements are marked to the current forward rate on the financial statements and cash payments and/or receipts are recognized as realized gains or losses.

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. The Company replicates investment grade corporate bonds by combining a highly rated security as a cash component with a credit default swap which, in effect, converts the high quality asset into a lower rated investment grade asset. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss. Generally these swaps are carried at amortized cost with periodic interest payments beginning at a future date. Any early terminations are recognized as capital gains or losses. The Company complies with the specific rules established in AVR for replication transactions.

Separate Accounts

The majority of the separate accounts held by the Company represent funds which are administered for pension plans. The assets in the managed separate accounts consist of

21

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

common stock, long-term bonds, real estate and short-term investments. The non-managed separate accounts are invested by the Company in a corresponding portfolio of Diversified Investors Portfolios. The portfolios are registered under the Investment Company Act of 1940, as amended, as open-ended, diversified, management investment companies.

Except for some guaranteed separate accounts, which are carried at amortized cost, the assets are carried at fair value, and the investment risks associated with fair value changes are borne entirely by the policyholder. Some of the guaranteed separate accounts provide a guarantee of principal and some include an interest guarantee of 4% or less, so long as the contract is in effect. Separate account asset performance less than guaranteed requirements is transferred from the general account and reported in the statements of operations.

Assets held in trust for purchases of separate account contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. Income and gains and losses with respect to these assets accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The Company received variable contract premiums of $4,163,452, $4,218,991 and $4,117,105, in 2012, 2011 and 2010, respectively. In addition, the Company received $125,160, $114,076 and $92,604, in 2012, 2011 and 2010, respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the date of death.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioners’ Standard Ordinary Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s Reserve Valuation Method. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean

22

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 3.50 to 11.00 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed interest contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with a cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. On group annuity deposit funds not involving life contingencies, tabular interest has been determined by adjusting the interest credited to group annuity deposits. On other funds not involving life contingencies, tabular interest has been determined by formula.

During 2011, the Company implemented a new actuarial valuation system, ARCVAL. This system allows for a more accurate calculation of continuous reserves and the use of select factors in calculating deficiency reserves. As a result of implementing the new system, the Company recorded a decrease in deficiency and non-deduction reserves of $520, which had a corresponding adjustment to unassigned surplus.

During 2010, the Company reported an increase in reserves on account of changes in valuation bases of $3,001. One of the Company’s operating divisions converted from a spreadsheet-based balance rollforward method of valuation of single premium group annuity (SPGA) products to a seriatim valuation using a software package capable of

23

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

making these calculations. This change in valuation process resulted in an increase in reserves of $1,144. The remaining $1,857 increase in reserves corresponds to continued enhancements to existing valuation platforms as well as ongoing efforts to convert from client based reserves to in-house seriatim calculations using the Prophet valuation system in another of the Company’s operating divisions. Related to this change was a corresponding decrease in the deferred premium asset of $4,446. The changes in reserves and deferred premium asset have been charged directly to unassigned surplus.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance, and are not reported as premiums, benefits or changes in reserves in the statement of operations.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and are recognized over the premium paying periods of the related policies. Considerations received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

Claims and Claim Adjustment Expense

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business.

24

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2012
2012	$—	$50,385	$24,865	$25,520
2011 and prior	36,644	(8,194)	20,127	8,323

	36,644	$42,191	$44,992	33,843

Active life reserve	99,571			103,059

Total accident and health reserves	$136,215			$136,902

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2011
2011	$—	$48,561	$22,786	$25,775
2010 and prior	45,420	(15,249)	19,302	10,869

	45,420	$33,312	$42,088	36,644

Active life reserve	98,202			99,571

Total accident and health reserves	$143,622			$136,215

The Company’s unpaid claims reserve was decreased by $8,194 and $15,249 for the years ended December 31, 2012 and 2011, respectively, for health claims that occurred prior to those balance sheet dates. The change in 2012 and 2011 resulted primarily from variances in the estimated frequency of claims and claim severity.

The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2012 and 2011 was $714 and $821, respectively. The Company incurred $473 and paid $580 of claim adjustment expenses during 2012, of which $264 of the paid amount was attributable to insured or covered events of prior years. The Company incurred $864 and paid $823 of claim adjustment expenses during 2011, of which $343 of the paid amount was attributable to insured or covered events of prior years. The Company did not increase or decrease the provision for insured events of prior years during 2012 or 2011.

25

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

During 2011, the Company entered into a retrocession reinsurance contract and subsequent novation agreements with respect to each of the unaffiliated retroceded reinsurance contracts. The retrocession reinsurance contract transferred the Company’s liabilities to SCOR SE (SCOR), a Societas Europaea organized under the laws of France, and subsequently facilitated the ultimate novation of third party retrocession reinsurance contracts in support of the exiting of the reinsurance operations. No additional net consideration was contemplated upon execution of the novation agreements. Therefore, the Company had the same net retained risk of zero both prior to and subsequent to the execution of the novations.

SSAP No. 61, Life, Deposit-Type and Accident and Health Reinsurance, defines novation agreements as one which extinguishes one entity’s liability and moves it to another entity, which is applicable under this situation. The retrocession agreement had all references to the Company removed and replaced with SCOR upon completion of the novations. SSAP No. 61 does not specifically address novation and releases related to retrocession agreements, however as both cedents and retrocessionaires in this situation are a party to the agreement, the intent of the novation and release appears to be consistent with the application for direct cedents application of the standard. Therefore, the Company reported the novation and release similar to a novation, as outlined in paragraphs 53-56 of SSAP No. 61, with direct adjustments to the balance sheet.

Recent Accounting Pronouncements

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to require disclosure of embedded credit derivatives within a financial instrument that expose the holder to the possibility of making future payments, and adopted guidance from Accounting Standards Update (ASU) 2010-11, Derivatives and Hedging – Scope Exception Related to Embedded Credit Derivatives, to clarify that seller credit derivative disclosures do not apply to embedded derivative features related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another. The adoption of these revisions had no impact to the Company’s results of operations or financial position.

26

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to move one aspect of the criteria for a hedged forecasted transaction and incorporate it as criteria for a fair value hedge. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 27, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk, Financial Instruments with Concentrations of Credit Risk and Disclosures about Fair Value of Financial Instruments, which clarifies that embedded derivatives, which are not separately recognized as derivatives under statutory accounting, are included in the disclosures of financial instruments with off-balance-sheet risk. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 1, Disclosures of Accounting Policies, Risks and Uncertainties and Other Disclosures. These revisions require reference to the accounting policy and procedure footnote that describes permitted or prescribed practices when an individual note is impacted by such practices. The adoption of this requirement had no impact to the Company’s results of operation or financial position, but did require additional disclosures. See Note 8 Policy and Contract Attributes for further details.

Effective January 1, 2012, the Company adopted revisions to SSAP No. 100, Fair Value Measurements (SSAP No. 100). These revisions require new disclosures of fair value hierarchy and the method used to obtain the fair value measurement, a new footnote that summarizes hierarchy levels by type of financial instrument and gross presentation of purchases, sales, issues and settlements within the reconciliation for fair value measurements categorized within Level 3 of the hierarchy. The adoption of these revisions had no impact to the Company’s results of operations or financial position, but did require additional disclosures. See Note 4 Fair Values of Financial Instruments for further details.

Effective January 1, 2012, the Company began computing current and deferred income taxes in accordance with SSAP No. 101. This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The adoption of this statement resulted in the transfer of $27,930 from Aggregate Write-Ins for Other than Special Surplus Funds to Unassigned Funds and updates to the Company’s income tax disclosures. See Note 7 Income Taxes for further details.

For the years ended December 31, 2011 and 2010, the Company adopted SSAP No. 10R, Income Taxes – Revised, A Temporary Replacement of SSAP No. 10 (SSAP No. 10R). This statement established statutory accounting principles for current and deferred

27

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

federal and foreign income taxes and current state income taxes. The SSAP temporarily superseded SSAP No. 10, Income Taxes. SSAP No. 10R allowed an entity to elect to admit additional deferred tax assets (DTAs) utilizing a three year loss carryback provision, plus the lesser of a look-forward of three years on gross DTAs expected to be realized or 15% of statutory capital and surplus if the entity’s risk-based capital is above the 250% risk-based capital level where an action level could occur as a result of a trend test utilizing the old SSAP No. 10 provisions to calculate the DTA. Prior to the adoption of SSAP No. 10R, the admitted DTA was calculated by taking into consideration a one year loss carryback and look-forward on gross DTAs that can be expected to be realized and a 10% capital and surplus limit on the admitted amount of the DTA. The Company elected to admit additional deferred tax assets pursuant to SSAP No. 10R and as a result, the cumulative effect of the adoption of this standard was the difference between the calculation of the admitted DTA per SSAP No.10R and the old SSAP No. 10 methodology at December 31, 2011 and 2010. This change in accounting principle increased surplus by a net amount of $27,930 and $31,476, respectively, at December 31, 2011 and 2010, which has been recorded within the statements of changes in capital and surplus.

Effective December 31, 2011, the Company adopted SSAP No. 5R, Liabilities, Contingencies and Impairments of Assets – Revised. The revisions require the Company to recognize a liability equal to the greater of (a) the fair value of the guarantee at its inception, even if the likelihood of payment under the guarantee is remote or (b) the contingent liability amount required to be recognized if it is probable that a liability has been incurred at the financial statement date and the amount of loss can reasonably be determined. While this guidance does not exclude guarantees issued as intercompany transactions or between related parties from the initial liability recognition requirement, there are a couple exceptions. Guarantees made to/or on behalf of a wholly-owned subsidiary and related party guarantees that are considered “unlimited” (for example, in response to a rating agency’s requirement to provide a commitment to support) are exempt from the initial liability recognition. Additional disclosures are also required under this new guidance for all guarantees, whether or not they meet the criteria for initial liability recognition. The adoption of this new accounting principle had no material impact to the Company’s results of operations or financial position and did not require any additional disclosures.

Effective December 31, 2011, the Company adopted non-substantive revisions to SSAP No. 100 to incorporate the provisions of ASU 2010-06, Improving Disclosures about Fair Value Measurements. This revision requires, for annual statutory financial statements only, a new disclosure for assets and liabilities for which fair value is not measured and reported in the statement of financial position but is otherwise disclosed. The adoption of these revisions had no impact to the Company’s results of operations or financial position. See Note 4 for further details.

28

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Effective December 31, 2011, the Company adopted non-substantive changes to SSAP No. 32, Investments in Preferred Stock (including investments in preferred stock of subsidiary, controlled, or affiliated entities). The amendment was made to clarify the definition of preferred stock. Under the revised SSAP No. 32, a preferred stock is defined as any class or series of shares the holders of which have any preference, either as to the payment of dividends or distribution of assets on liquidation, over the holder of common stock [as defined in SSAP No. 30, Investments in Common Stock (excluding investments in common stock of subsidiary, controlled, or affiliated entities)] issued by an entity. This revised definition had no impact to the Company.

Effective January 1, 2011, the Company adopted SSAP No. 35R, Guaranty Fund and Other Assessments – Revised. This statement modified the conditions required for recognizing a liability for insurance-related assessments and required additional disclosures. See Note 14 for disclosures related to guaranty fund assessments. The adoption of this accounting principle had no financial impact to the Company.

Effective January 1, 2011, the Company adopted revisions to certain paragraphs of SSAP No. 43R, Loan-backed and Structured Securities to clarify the accounting for gains and losses between AVR and IMR. The revisions clarify that an AVR/IMR bifurcation analysis should be preformed when SSAP No. 43R securities are sold (not just as a result of impairment). These changes were applied on a prospective basis and had no financial impact to the Company upon adoption.

Effective January 1, 2011, the Company adopted revisions to SSAP No. 43R to clarify the definitions of loan-backed and structured securities. The clarified guidance was applied prospectively and had no financial impact to the Company upon adoption.

Effective December 31, 2010, the Company adopted modifications made to SSAP No. 91R, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. The amendments resulted in cash collateral received from counterparties to derivatives contracts also being reported on the Company’s balance sheet in the respective asset class in which the cash was reinvested (short-term investments and bonds). A separate liability was established to record the obligation to return the cash collateral (Payable for derivative cash collateral). These balances were recorded on the Company’s balance sheet effective January 1, 2010 and resulted in an increase to assets of $37,735, an increase to liabilities of $37,134 and a net increase to surplus of $601.

Effective January 1, 2013, the Company will adopt SSAP No. 92, Postretirement Benefits Other Than Pensions, A Replacement of SSAP No. 14 and SSAP No. 102, Accounting for Pensions, A Replacement of SSAP No. 89. This guidance impacts accounting for defined benefit pension plans or other postretirement plans, along with related disclosures. SSAP No. 102 requires recognition of the funded status of the plan based on the projected benefit obligation instead of the accumulated benefit obligation as

29

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

under SSAP No. 89. In addition, SSAP No. 92 and SSAP No. 102 require consideration of non-vested participants. The adoption of these standards will not impact the Company’s results of operations, financial position or disclosures as the Company does not sponsor the pension plan and is not directly liable under the plan. See Note 11 for further discussion of the Company’s pension plan and other postretirement plans as sponsored by Aegon.

Effective January 1, 2013, the Company will adopt SSAP No. 103, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities which adopts with modifications the guidance in ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets and supersedes SSAP no. 91R, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The impact of the adoption of this standard is expected to be immaterial to the Company.

Effective January 1, 2013, the Company will adopt non-substantive revisions to SSAP No. 36, Troubled Debt Restructuring. These revisions adopt guidance from ASU 2011-02, Receivables – A Creditors’ Determination of Whether a Restructuring is a Troubled Debt Restructuring, which clarifies what constitutes a troubled debt restructuring and adopts with modification troubled debt restructuring disclosures for creditors from ASU 2010-20: Receivables (Topic 310), Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The adoption of this revision is not expected to impact the financial position or results of operations of the Company.

Effective December 31, 2013, the Company will adopt revisions to SSAP No. 35R, Guaranty Fund and Other Assessments – Revised which incorporates subsequent event (Type II) disclosures for entities subject to Section 9010 of the Patient Protection and Affordable Care Act related to assessments payable. The adoption of this revision is not expected to impact the financial position or results of operations of the Company as revisions relate to disclosures only.

2. Prescribed and Permitted Statutory Accounting Practices

The New York Department of Financial Services recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the New York Insurance Law.

The State of New York has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to the reported value of the assets supporting the Company’s guaranteed separate accounts. As prescribed by Section 1414 of the New York Insurance Law, the Commissioner found that the Company is entitled to value the assets of the guaranteed separate account at amortized cost, whereas the assets would be

30

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

required to be reported at fair value under SSAP No. 56, Separate Accounts, of the NAIC SAP. There is no impact to the Company’s income or surplus as a result of utilizing this prescribed practice.

3. Accounting Changes and Correction of Errors

During 2012, the Company determined that the model used for a particular guaranteed minimum withdrawal benefit product was not appropriately calculating the correct policyholder benefit guarantee values which are used when determining benefit reserves. The correction of this error resulted in an increase in the reserves associated with this product in the amount of $19,946 as of December 31, 2011, and is presented as a separate charge in capital and surplus within the statement of changes in capital and surplus.

The Company incorrectly calculated the mortgages component of the AVR as of December 31, 2010. The maximum Mortgage Experience Adjustment Factor (MEAF) was used in the calculation when lower factors should have been used. As a result, the AVR balance was overstated by $6,248. This was corrected in 2011, and the Company reflected the surplus impact of the correction as a separate change in unassigned surplus within the statement of changes in capital and surplus.

During 2011, the Company determined that too many contracts were novated to TLIC, an affiliated company, in a reinsurance transaction that was effective January 1, 2010. Correcting this error resulted in a reduction in the initial gain recognized on the novation of $7,765, partially offset by an adjustment to the statement of operations for retention of the policies that should have been retained by the Company of $5,175. The net amount of $2,590 is reflected as a separate change in unassigned surplus within the statement of changes in capital and surplus.

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

31

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure that the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level	1 - Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

32

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Level 2 -	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets

b) Quoted prices for identical or similar assets or liabilities in non-active markets

c) Inputs other than quoted market prices that are observable

d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values. Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indexes, third party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of level one and level two values within the fair value hierarchy. For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

33

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds, were determined primarily by using indexes, third party pricing services and internal models.

Derivative Financial Instruments: The estimated fair values of interest rate caps and options are based upon the latest quoted market price at the balance sheet date. The estimated fair values of swaps, including interest rate and currency swaps, are based on pricing models or formulas using current assumptions. The estimated fair value of credit default swaps are based upon the pricing differential as of the balance sheet date for similar swap agreements.

Policy Loans: The fair value of policy loans is equal to the book value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash, Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Receivable From/Payable to Parents, Subsidiaries and Affiliates: The carrying amount of receivable from/payable to affiliates approximates their fair value.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are primarily valued either using third party pricing services or are valued in the same manner as the general account assets as further described in this note. However, some separate account assets are valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilizes input that are not market observable. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities and GICs, are estimated using discounted cash flow calculations. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

34

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values.

Surplus Notes: Fair values for surplus notes are estimated using a discounted cash flow analysis based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements.

The Company accounts for its investments in affiliated common stock using the equity method of accounting; as such, they are not included in the following disclosures as they are not carried at fair value on the balance sheets.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

35

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2012 and 2011, respectively:

	December 31 2012
	Estimated Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$528,981	$528,981	$—	$528,981	$—	$—
Short-term notes receivable from affiliates	54,700	54,700	—	54,700	—	—
Bonds	8,191,209	7,413,206	726,198	7,397,594	67,417	—
Preferred stocks, other than affiliates	2,241	1,573	—	2,241	—	—
Common stocks, other than affiliates	5,113	5,113	3,111	—	2,002	—
Mortgage loans on real estate	581,335	544,544	—	—	581,335	—
Other invested assets	20,653	19,088	—	20,653	—	—
Interest rate swaps	39,746	39,331	—	39,746	—	—
Currency swaps	142	—	—	142	—	—
Credit default swaps	3,083	1,399	—	3,083	—	—
Foreign currency forward	883	883	—	883	—	—
Policy loans	60,041	60,041	—	60,041	—	—
Securities lending reinvested collateral	257,972	258,143	—	257,972	—	—
Receivable from parent, subsidiaries and affiliates	87,032	87,032	—	87,032	—	—
Separate account assets	17,781,262	17,590,145	7,982,621	9,726,976	71,665	—

Liabilities
Investment contract liabilities	5,989,132	5,953,575	—	3,481,554	2,507,578	—
Interest rate swaps	7,024	5,575	—	7,024	—	—
Currency swaps	—	153	—	—	—	—
Credit default swaps	2,946	5,743	—	2,946	—	—
Foreign currency forward	1,233	1,233	—	1,233	—	—
Separate account annuity liabilities	17,231,486	17,204,274	—	9,936,870	7,294,616	—
Surplus notes	167,085	150,000	—	—	167,085	—

36

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	December 31 2011
	Carrying Amount	Estimated Fair Value
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$142,223	$142,223
Bonds	7,790,711	8,348,251
Preferred stocks, other than affiliates	2,228	2,328
Common stocks, other than affiliates	4,191	4,191
Mortgage loans on real estate	625,301	667,472
Other invested assets	14,744	15,145
Interest rate swaps	121,627	121,627
Currency swaps	100	876
Credit default swaps	972	574
Foreign currency forward	1,112	1,112
Policy loans	55,858	55,858
Securities lending reinvested collateral	476,053	475,551
Receivable from parent, subsidiaries and affiliates	21,243	21,243
Separate account assets	15,878,424	15,724,263

Liabilities
Investment contract liabilities	6,196,281	6,145,948
Interest rate swaps	1,705	2,755
Currency swaps	1,059	—
Credit default swaps	1,849	2,611
Foreign currency forward	100	100
Payable to parent, subsidiaries and affiliates	22,062	22,062
Separate account annuity liabilities	15,271,223	15,413,213
Surplus notes	150,000	147,380

37

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2012 and 2011:

	2012
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$6,412	$11,390	$17,802

Total bonds	—	6,412	11,390	17,802
Common stock
Industrial and miscellaneous	3,111	—	2,002	5,113

Total common stock	3,111	—	2,002	5,113
Short-term investments
Government	—	1	—	1
Industrial and miscellaneous	—	446,681	—	446,681
Money market mutual fund	—	82,102	—	82,102
Intercompany notes	—	54,700	—	54,700
Sweep account	—	196	—	196

Total short-term	—	583,680	—	583,680
Derivative assets	—	34,734	—	34,734
Separate account assets	7,982,621	2,388,209	—	10,370,830

Total assets at fair value	$7,985,732	$3,013,035	$13,392	$11,012,159

Liabilities:
Derivative liabilities	$—	$350	$—	$350

Total liabilites at fair value	$—	$350	$—	$350

38

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	2011
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$10,905	$10,978	$21,883

Total bonds	—	10,905	10,978	21,883
Common stock
Industrial and miscellaneous	695	—	3,496	4,191

Total common stock	695	—	3,496	4,191
Short-term investments
Government	—	1	—	1
Industrial and miscellaneous	—	73,992	—	73,992
Money market mutual fund	—	68,230	—	68,230

Total short-term	—	142,223	—	142,223
Derivative assets	—	121,934	—	121,934
Separate account assets	6,314,601	2,668,010	—	8,982,611

Total assets at fair value	$6,315,296	$2,943,072	$14,474	$9,272,842

Liabilities:
Derivative liabilities	$—	$75	$—	$75

Total liabilites at fair value	$—	$75	$—	$75

Bonds classified in Level 2 are valued using inputs from third party pricing services or broker quotes. Level 3 measurements for bonds are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilize inputs that are not market observable.

Common stock in Level 3 is comprised primarily of warrants valued using broker quotes.

Short-term investments are classified as Level 2 as they are carried at amortized cost, which approximates fair value.

Derivatives classified as Level 2 represent over-the-counter (OTC) contracts valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades or external pricing services.

Separate account assets in Level 2 are valued using inputs from third party pricing services or are valued and classified in the same way as general account assets (described above).

During 2012 and 2011, there were no transfers between Level 1 and 2, repectively.

39

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The following tables summarize the changes in assets classified in Level 3 for 2012 and 2011:

	Balance at January 1, 2012	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
RMBS	$1,076	$1,237	$605	$(1,599)	$979
Other	9,902	—	—	337	2,165
Common stock	3,496	—	—	—	(1,494)

Total	$14,474	$1,237	$605	$(1,262)	$1,650

	Purchases	Issuances	Sales	Settlements	Balance at December 31, 2012
Bonds
RMBS	$—	$—	$—	$365	$723
Other	—	—	—	1,737	10,667
Common stock	—	—	—	—	2,002

Total	$—	$—	$—	$2,102	$13,392

	Balance at January 1, 2011	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
RMBS	$3,641	$17	$165	$(444)	$(1,339)
Other	12,225	—	—	(591)	526
Common stock	4,131	—	63	—	(572)

Total	$19,997	$17	$228	$(1,035)	$(1,385)

	Purchases	Issuances	Sales	Settlements	Balance at December 31, 2011
Bonds
RMBS	$—	$—	$—	$634	$1,076
Other	—	—	—	2,258	9,902
Common stock	—	—	—	—	3,496

Total	$—	$—	$—	$2,892	$14,474

(a) Recorded as a component of Net Realized Capital Gains/Losses on Investments in the Statements of Operations

40

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

(b) Recorded as a component of Change in Net Unrealized Capital Gains/Losses in the Statements of Changes in Capital and Surplus

The Company’s policy is to recognize transfers in and out of levels as of the beginning of the reporting period.

Transfers in for bonds were attributable to securities being valued using third party vendor inputs at December 31, 2011, subsequently changing to being internally modeled, thus causing the transfer into Level 3 during 2012. In addition, transfers in for bonds were a result of securities being carried at amortized cost at December 31, 2010, subsequently changing to being carried at fair value during 2011.

Transfers out for bonds were the result of securities being valued using internal models at December 31, 2011, subsequently changing to being valued using vendor inputs during 2012. In addition, transfers out for bonds were attributed to securities being carried at fair value at December 31, 2011 and 2010, subsequently changing to being carried at amortized cost during 2012 and 2011, respectively.

Transfers out for common stock were attributed to securities being valued using broker quotes which utilize unobservable inputs at December 31, 2010, subsequently changing to being valued using third party vendor inputs during 2011.

41

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

5. Investments

The carrying amounts and estimated fair value of investments in bonds and preferred stocks are as follows:

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses less Than 12 Months	Estimated Fair Value
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$612,515	$101,850	$—	$1	$714,364
State, municipal and other government	168,249	20,558	8,472	—	180,335
Hybrid securities	92,265	7,277	10,909	—	88,633
Industrial and miscellaneous	5,005,463	583,125	1,170	3,833	5,583,585
Mortgage and other asset-backed securities	1,534,714	114,427	23,912	937	1,624,292

	7,413,206	827,237	44,463	4,771	8,191,209
Unaffiliated preferred stocks	1,573	1,049	381	—	2,241

	$7,414,779	$828,286	$44,844	$4,771	$8,193,450

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses less Than 12 Months	Estimated Fair Value
December 31, 2011
Unaffiliated bonds:
United States Government and agencies	$476,452	$96,860	$—	$—	$573,312
State, municipal and other government	144,322	13,320	9,691	2,935	145,016
Hybrid securities	105,243	2,030	16,896	552	89,825
Industrial and miscellaneous	5,198,132	475,864	8,679	14,785	5,650,532
Mortgage and other asset-backed securities	1,866,562	76,197	51,384	1,809	1,889,566

	7,790,711	664,271	86,650	20,081	8,348,251
Unaffiliated preferred stocks	2,228	724	517	107	2,328

	$7,792,939	$664,995	$87,167	$20,188	$8,350,579

At December 31, 2012 and 2011, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 80 and 132 securities with a carrying amount of $266,840 and $536,070 and an unrealized loss of $44,844 and $87,167 with an average price of 83.2 and 83.7 (fair value/amortized cost). Of this portfolio, 48.05% and 67.39% were investment grade with associated unrealized losses of $20,046 and $47,520, respectively.

42

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

At December 31, 2012 and 2011, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 55 and 124 securities with a carrying amount of $234,770 and $500,725 and an unrealized loss of $4,771 and $20,188 with an average price of 98.0 and 96.0 (fair value/amortized cost). Of this portfolio, 76.98% and 85.67% were investment grade with associated unrealized losses of $3,649 and $13,131, respectively.

At December 31, 2012 and 2011, the Company did not hold any common stocks that had been in a continuous loss position for greater than or equal to twelve months.

At December 31, 2012, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 3 securities with a cost of $3,145 and unrealized loss of $33 with an average price of 99.0 (fair value/cost). At December 31, 2011, the Company did not hold any common stocks that had been in a continuous loss position for less than twelve months.

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2012 and 2011 is as follows:

	Losses 12 Months or More	Losses Less Than 12 Months	Total
December 31, 2012

Unaffiliated bonds:
United States government and agencies	$—	$1,863	$1,863
State, municipal and other government	36,512	—	36,512
Hybrid securities	22,250	—	22,250
Industrial and miscellaneous	17,474	172,884	190,358
Mortgage and other asset-backed securities	145,029	55,252	200,281

	221,265	229,999	451,264
Unaffiliated preferred stocks	731	—	731
Unaffiliated common stocks	—	3,112	3,112

	$221,996	$233,111	$455,107

43

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Losses 12 Months or More	Losses Less Than 12 Months	Total
December 31, 2011

Unaffiliated bonds:
State, municipal and other government	$20,627	$14,382	$35,009
Hybrid securities	28,538	37,007	65,545
Industrial and miscellaneous	91,134	344,263	435,397
Mortgage and other asset-backed securities	308,010	84,397	392,407

	448,309	480,049	928,358
Unaffiliated preferred stocks	594	488	1,082

	$448,903	$480,537	$929,440

The carrying amount and estimated fair value of bonds at December 31, 2012, by contractual maturity, is shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Carrying Amount	Estimated Fair Value
Due in one year or less	$234,640	$240,499
Due after one year through five years	2,244,853	2,448,799
Due after five years through ten years	2,135,732	2,361,728
Due after ten years	1,263,267	1,515,891

	5,878,492	6,566,917
Mortgage and other asset-backed securities	1,534,714	1,624,292

	$7,413,206	$8,191,209

For impairment policies related to non-structured and structured securities, refer to Note 1 under Investments.

Subprime Mortgages

At December 31, 2012, the Company’s asset-backed securities (ABS) subprime mortgages portfolio had investments in an unrealized loss position which had a fair value of $74,656 and a carrying value of $84,691, resulting in a gross unrealized loss of $10,035. The unrealized loss in the sector is primarily a result of the housing downturn the United States has experienced since 2007. Even with the stabilization over the past two years, fundamentals in ABS subprime mortgages continue to be weak, which impacts the magnitude of the unrealized loss. Delinquencies and severities in property liquidations remain at an elevated level, while prepayments remain at historically low levels. Due to the weak fundamental situation, reduced liquidity and the requirement for higher yields due to market uncertainty, credit spreads remain elevated across the asset class.

44

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company does not currently invest in or originate whole loan residential mortgages. The Company categorizes ABS issued by a securitization trust as having subprime mortgage exposure when the average credit score of the underlying mortgage borrowers in a securitization trust is below 660 at issuance. The Company also categorizes ABS issued by a securitization trust with second lien mortgages as subprime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below 660 at issuance. The Company does not have any “direct” residential mortgages to subprime borrowers outside of the ABS structures.

All ABS subprime mortgage securities are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are reviewed quarterly. Model output is generated under base and stress-case scenarios. The Company’s internal ABS-housing asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

Loss severity assumptions were determined by observing historical rates from broader market data and by adjusting those rates for vintage specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Once the entire pool is modeled, the results are closely analyzed by the Company’s internal asset specialist to determine whether or not the particular tranche or holding is at risk for not collecting all contractual cash flows, taking into account the seniority and other terms of the tranches held.

If cash flow models indicate a credit event will impact future cash flows and the Company does not have the intent to sell the tranche or holding and does have the intent and ability to hold the security, the security is impaired to discounted cash flows. As the remaining unrealized losses in the ABS subprime mortgage portfolio relate to holdings where the Company expects to receive full principal and interest, the Company does not consider the underlying investments to be impaired as of December 31, 2012.

45

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Residential Mortgage-Backed Securities (RMBS) Sector

At December 31, 2012, the Company’s RMBS sector portfolio had investments in an unrealized loss position which had a fair value of $40,998 and a carrying value of $47,369, resulting in a gross unrealized loss of $6,371. RMBS are securitizations of underlying pools of residential mortgages on real estate. The underlying residential mortgages have varying credit ratings and are pooled together and sold in tranches. The Company’s RMBS portfolio includes prime jumbo pass-throughs and collateralized mortgage obligations (CMOs), Alt-A RMBS, negative amortization RMBS and reverse mortgage RMBS. The unrealized loss in the sector is primarily a result of the housing downturn the United States has experienced since 2007. Even with the stabilization over the past two years, fundamentals in RMBS continue to be weak, which impacts the magnitude of the unrealized loss. Delinquencies and severities in property liquidations remain at an elevated level, while prepayments remain at historically low levels. Due to the weak fundamental situation, reduced liquidity and the requirement for higher yields due to market uncertainty, credit spreads remain elevated across the asset class.

All RMBS securities of the Company are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and stress-case scenarios. The Company’s internal RMBS asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

Loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Once the entire pool is modeled, the results are closely analyzed by the Company’s internal asset specialists to determine whether or not the particular tranche or holding is at risk for not collecting all contractual cash flows, taking into account the seniority and other terms of the tranches held.

If cash flow models indicate a credit event will impact future cash flows and the Company does not have the intent to sell the tranche or holding and does have the intent and ability to hold the security, the security is impaired to discounted cash flows. As the remaining unrealized losses in the RMBS portfolio relate to holdings where the Company expects to receive full principal and interest, the Company does not consider the underlying investments to be impaired as of December 31, 2012.

46

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

There were no loan-backed securities with a recognized other-than-temporary impairment (OTTI) due to intent to sell or lack of intent and ability to hold during the year ended December 31, 2012. The following tables provide the aggregate totals for loan-backed securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold, in which the security is written down to fair value.

	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss
		Interest	Non-interest	Fair Value
Year Ended December 31, 2011

OTTI recognized 1st quarter:
Intent to sell	$1,800	$3	$—	$1,797

Total 1st quarter OTTI on loan-backed securities	1,800	3	—	1,797

Aggregate total	$1,800	$3	$—	$1,797

	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss
		Interest	Non-interest	Fair Value
Year Ended December 31, 2010

OTTI recognized 2nd quarter:
Intent to sell	$23,536	$890	$—	$22,646

Total 2nd quarter OTTI on loan-backed securities	23,536	890	—	22,646

Aggregate total	$23,536	$890	$—	$22,646

47

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The following tables provide the aggregate totals for loan-backed securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield.

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year Ended December 31, 2012
1st quarter present value of cash flows expected to be less than the amortized cost basis	$9,907	$123	$9,784	$5,625
2nd quarter present value of cash flows expected to be less than the amortized cost basis	31,773	3,092	28,681	20,633
3rd quarter present value of cash flows expected to be less than the amortized cost basis	17,199	1,222	15,977	10,640
4th quarter present value of cash flows expected to be less than the amortized cost basis	22,099	921	21,178	15,312

Aggregate total	$80,978	$5,358	$75,620	$52,210

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year Ended December 31, 2011
1st quarter present value of cash flows expected to be less than the amortized cost basis	$36,356	$988	$35,368	$23,938
2nd quarter present value of cash flows expected to be less than the amortized cost basis	32,000	3,301	28,699	16,513
3rd quarter present value of cash flows expected to be less than the amortized cost basis	44,931	807	44,124	28,144
4th quarter present value of cash flows expected to be less than the amortized cost basis	54,257	2,573	51,684	41,432

Aggregate total	$167,544	$7,669	$159,875	$110,027

48

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year Ended December 31, 2010
1st quarter present value of cash flows expected to be less than the amortized cost basis	$74,985	$3,059	$71,926	$52,424
2nd quarter present value of cash flows expected to be less than the amortized cost basis	34,351	1,477	32,874	23,893
3rd quarter present value of cash flows expected to be less than the amortized cost basis	64,601	3,573	61,028	45,518
4th quarter present value of cash flows expected to be less than the amortized cost basis	85,652	2,191	83,461	66,159

Aggregate total	$259,589	$10,300	$249,289	$187,994

49

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The following loan-backed and structured securities were held at December 31, 2012, for which an OTTI had been previously recognized:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Quarter in which Impairment Occurred
225470FJ7	$338	$327	$11	$327	$331	1Q 2012
65536PAA8	268	263	5	263	124	1Q 2012
75970JAJ5	8,528	8,426	102	8,426	4,715	1Q 2012
75970QAH3	773	768	5	768	455	1Q 2012
12667G5G4	239	233	6	233	234	2Q 2012
225470FJ7	317	308	9	308	288	2Q 2012
52522QAM4	13,542	13,354	188	13,354	11,363	2Q 2012
65536PAA8	261	244	17	244	118	2Q 2012
74925FAA1	2,115	2,104	11	2,104	2,091	2Q 2012
75970JAJ5	8,229	8,167	62	8,167	4,596	2Q 2012
75970QAH3	754	749	5	749	442	2Q 2012
81744FDQ7	1,353	1,322	31	1,322	206	2Q 2012
81744FFD4	604	500	104	500	123	2Q 2012
86358EZU3	3,065	1,522	1,543	1,522	530	2Q 2012
59020UJY2	1,294	177	1,117	177	642	2Q 2012
02148AAA4	5,995	5,939	56	5,939	5,020	3Q 2012
52108HV84	2,838	2,021	817	2,021	1,004	3Q 2012
65536PAA8	206	198	8	198	119	3Q 2012
759676AJ8	6,844	6,676	168	6,676	4,270	3Q 2012
81744FDQ7	1,317	1,143	174	1,143	228	3Q 2012
52108HV84	1,989	1,738	251	1,738	1,005	4Q 2012
52524YAA1	518	459	59	459	388	4Q 2012
759676AJ8	6,542	6,321	221	6,321	4,418	4Q 2012
75970JAJ5	7,774	7,627	147	7,627	5,765	4Q 2012
75970QAH3	720	714	6	714	552	4Q 2012
12669GUR0	4,555	4,320	235	4,320	3,183	4Q 2012
12668WAC1	9,808	9,574	234	9,574	5,194	1Q 2011
14984WAA8	15,118	14,891	227	14,891	12,105	1Q 2011
59020UJZ9	385	373	12	373	384	1Q 2011
75970JAJ5	9,513	9,315	198	9,315	6,044	1Q 2011
81379EAD4	668	436	232	436	38	1Q 2011
81744FFD4	865	779	86	779	174	1Q 2011
87613YAB7	1,800	1,797	3	1,797	1,797	1Q 2011
12668WAC1	9,434	9,236	198	9,236	4,616	2Q 2011
225470T94	133	131	2	131	115	2Q 2011
22942KCA6	2,119	1,881	238	1,881	1,604	2Q 2011
23332UDE1	4,819	2,860	1,959	2,860	2,546	2Q 2011

50

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Quarter in which Impairment Occurred
59020UJZ9	$369	$287	$82	$287	$361	2Q 2011
65536PAA8	300	293	7	293	164	2Q 2011
75970JAJ5	9,160	9,063	97	9,063	5,662	2Q 2011
75970QAH3	866	836	30	836	528	2Q 2011
81379EAD4	435	353	82	353	24	2Q 2011
81744FFD4	775	617	158	617	150	2Q 2011
86358EZU3	3,590	3,140	450	3,140	742	2Q 2011
12666UAC7	9,303	9,279	24	9,279	5,802	3Q 2011
12668WAC1	9,096	9,052	44	9,052	4,101	3Q 2011
14984WAA8	13,878	13,513	365	13,513	10,586	3Q 2011
225470FJ7	392	386	6	386	338	3Q 2011
225470U27	108	107	1	107	84	3Q 2011
23332UDE1	—	—	—	—	—	3Q 2011
65536PAA8	286	279	7	279	137	3Q 2011
75970JAJ5	8,896	8,775	121	8,775	5,019	3Q 2011
75970QAH3	819	810	9	810	470	3Q 2011
81379EAD4	352	139	213	139	7	3Q 2011
92922FZ27	1,800	1,785	15	1,785	1,600	3Q 2011
12667G5G4	7,015	6,850	165	6,850	6,306	4Q 2011
12668WAC1	8,912	8,717	195	8,717	3,860	4Q 2011
225470FJ7	376	350	26	350	328	4Q 2011
225470YD9	12,026	11,178	848	11,178	10,865	4Q 2011
23332UDE1	—	—	—	—	—	4Q 2011
52522QAM4	15,404	14,412	992	14,412	11,438	4Q 2011
65536PAA8	274	271	3	271	112	4Q 2011
74925FAA1	3,111	2,991	120	2,991	2,898	4Q 2011
75970QAH3	794	789	5	789	451	4Q 2011
761118AH1	4,820	4,752	68	4,752	4,480	4Q 2011
81379EAD4	137	7	130	7	5	4Q 2011
81744FDQ7	1,389	1,367	22	1,367	691	4Q 2011
02148AAA4	8,643	8,555	88	8,555	5,599	1Q 2010
02148YAJ3	508	497	11	497	416	1Q 2010
12667G5G4	9,559	9,488	71	9,488	8,205	1Q 2010
225470FJ7	525	515	10	515	430	1Q 2010
225470YD9	16,556	16,325	231	16,325	10,165	1Q 2010
22942KCA6	2,809	2,777	32	2,777	2,060	1Q 2010
23332UDE1	6,778	6,445	333	6,445	3,152	1Q 2010

51

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Quarter in which Impairment Occurred
52524YAA1	$8,493	$8,488	$5	$8,488	$6,681	1Q 2010
59020UJZ9	799	427	372	427	291	1Q 2010
74925FAA1	3,669	3,504	165	3,504	3,250	1Q 2010
76110VTR9	8,815	8,751	64	8,751	8,613	1Q 2010
81379EAD4	993	741	252	741	11	1Q 2010
81744FFD4	1,211	1,141	70	1,141	191	1Q 2010
86358EZU3	4,896	3,556	1,340	3,556	2,878	1Q 2010
02148AAA4	8,244	7,893	351	7,893	5,690	2Q 2010
02148YAJ3	487	476	11	476	401	2Q 2010
05948KL31	563	540	23	540	347	2Q 2010
225470FJ7	495	470	25	470	443	2Q 2010
225470U27	138	125	13	125	102	2Q 2010
22942KCA6	2,670	2,650	20	2,650	1,891	2Q 2010
52522QAM4	20,295	19,416	879	19,416	13,840	2Q 2010
65536PAA8	777	730	47	730	666	2Q 2010
61750WAU7	2,996	2,610	386	2,610	2,610	2Q 2010
02148AAA4	7,549	7,079	470	7,079	5,933	3Q 2010
02148YAJ3	467	466	1	466	346	3Q 2010
12667G5G4	9,806	9,750	56	9,750	9,287	3Q 2010
225470T94	155	152	3	152	119	3Q 2010
225470YD9	15,369	14,600	769	14,600	10,689	3Q 2010
22942KCA6	2,548	2,518	30	2,518	1,967	3Q 2010
23332UDE1	6,109	5,508	601	5,508	2,847	3Q 2010
59020UJZ9	420	417	3	417	361	3Q 2010
65536PAA8	429	396	33	396	372	3Q 2010
75970JAJ5	10,896	9,867	1,029	9,867	5,466	3Q 2010
75970QAH3	1,000	910	90	910	540	3Q 2010
761118AH1	6,057	5,891	166	5,891	4,963	3Q 2010
81744FFD4	1,134	920	214	920	156	3Q 2010
92922FZ27	2,122	2,098	24	2,098	1,931	3Q 2010
02148YAJ3	457	448	9	448	353	4Q 2010
12640PAA3	334	299	35	299	324	4Q 2010
12667G5G4	7,849	7,752	97	7,752	7,586	4Q 2010
14984WAA8	15,885	15,461	424	15,461	12,225	4Q 2010
225470U27	119	117	2	117	98	4Q 2010
225470YD9	13,946	13,870	76	13,870	10,249	4Q 2010
22942KCA6	2,418	2,256	162	2,256	1,837	4Q 2010

52

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Quarter in which Impairment Occurred
23332UDE1	$5,327	$5,125	$202	$5,125	$2,812	4Q 2010
52522QAM4	17,766	17,596	170	17,596	13,550	4Q 2010
52524YAA1	5,957	5,692	265	5,692	5,610	4Q 2010
59020UJZ9	413	389	24	389	375	4Q 2010
74925FAA1	3,746	3,597	149	3,597	3,560	4Q 2010
759676AJ8	7,764	7,304	460	7,304	5,514	4Q 2010
81379EAD4	737	668	69	668	39	4Q 2010
81744FFD4	917	870	47	870	171	4Q 2010
92922FZ27	2,017	2,017	—	2,017	1,854	4Q 2010
02148AAA4	9,601	9,359	242	9,359	4,668	3Q 2009
02148YAJ3	613	588	25	588	311	3Q 2009
225470FJ7	598	588	10	588	339	3Q 2009
225470T94	21	13	8	13	99	3Q 2009
22942KCA6	3,391	3,129	262	3,129	1,751	3Q 2009
86358EZU3	14,602	7,151	7,451	7,151	4,183	3Q 2009
02148AAA4	3,706	3,581	125	3,581	1,997	3Q 2009
225470FJ7	588	567	21	567	379	3Q 2009
225470T94	199	194	5	194	111	3Q 2009
22942KCA6	1,581	1,507	74	1,507	895	3Q 2009
86358EZU3	7,151	5,743	1,408	5,743	2,085	3Q 2009
12667G5G4	11,215	10,958	257	10,958	9,524	4Q 2009
02148AAA4	8,965	8,897	68	8,897	5,470	4Q 2009
02148YAJ3	569	537	32	537	374	4Q 2009
225470FJ7	549	546	3	546	403	4Q 2009
52524YAA1	9,419	9,370	49	9,370	6,533	4Q 2009
59020UJZ9	1,030	818	212	818	294	4Q 2009
76110VTR9	13,052	9,142	3,910	9,142	8,236	4Q 2009
81744FFD4	1,348	1,216	132	1,216	244	4Q 2009
81744FDQ7	1,862	1,497	365	1,497	208	4Q 2009
86358EZU3	5,690	5,474	216	5,474	265	4Q 2009
225470T94	176	153	23	153	122	4Q 2009
225470U27	182	147	35	147	104	4Q 2009

53

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2012 and 2011 is as follows:

	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31, 2012
The aggregate amount of unrealized losses	$33,297	$937
The aggregate related fair value of securities with unrealized losses	162,801	55,252

	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31, 2011
The aggregate amount of unrealized losses	$70,661	$2,854
The aggregate related fair value of securities with unrealized losses	329,459	84,808

Detail of net investment income is presented below:

	Year Ended December 31
	2012	2011	2010
Income:
Bonds	$372,298	$396,157	$412,132
Preferred stocks	130	148	235
Common stocks	1,693	1,302	20
Mortgage loans on real estate	39,468	44,625	55,846
Policy loans	4,038	4,034	3,962
Cash, cash equivalents and short-term investments	765	929	1,589
Derivatives	19,915	24,901	39,735
Other invested assets	639	2,548	4,722
Other	2,929	1,921	2,333

Gross investment income	441,875	476,565	520,574
Less investment expenses	14,747	13,035	14,447

Net investment income	$427,128	$463,530	$506,127

54

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Proceeds from sales and other disposals (excluding maturities) of bonds and preferred stock and related gross realized capital gains and losses were as follows:

	Year Ended December 31
	2012	2011	2010
Proceeds	$1,913,219	$1,636,561	$2,882,307

Gross realized gains	$68,650	$44,316	$88,416
Gross realized losses	(9,531)	(6,781)	(15,490)

Net realized capital gains	$59,119	$37,535	$72,926

The Company had gross realized losses for the years ended December 31, 2012, 2011 and 2010 of $6,205, $10,422 and $14,212, respectively, which relate to losses recognized on other-than-temporary declines in fair values of bonds and preferred stocks.

Net realized capital gains (losses) on investments are summarized below:

	Realized
	Year Ended December 31
	2012	2011	2010
Bonds	$52,800	$27,113	$58,442
Preferred stocks	115	—	273
Common stocks	91	(995)	876
Mortgage loans on real estate	(1,020)	290	(17,257)
Cash, cash equivalents and short-term investments	3	—	3
Derivatives	9,224	(32,729)	(39,271)
Other invested assets	3,939	3,074	262

	65,152	(3,247)	3,328
Federal income tax effect	(17,772)	(15,802)	(24,841)
Transfer to interest maintenance reserve	(38,563)	(23,955)	(43,986)

Net realized capital gains (losses) on investments	$8,817	$(43,004)	$(65,499)

At December 31, 2012 and 2011, the Company had recorded investment in restructured securities of $2,940 and $2,602, respectively. The capital gains (losses) taken as a direct result of restructures in 2012, 2011 and 2010 were $886, $(603) and $679, respectively. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

55

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The changes in net unrealized capital gains and losses on investments, including the changes in net unrealized foreign capital gains and losses, were as follows:

	Change in Unrealized
	Year Ended December 31
	2012	2011	2010
Bonds	$12,303	$(7,611)	$(6,939)
Common stocks	(1,627)	(1,216)	2,772
Affiliated entities	(45)	(145)	666
Mortgage loans on real estate	—	—	7,111
Derivatives	(87,646)	81,675	4,305
Other invested assets	5,277	1,233	(930)

	(71,738)	73,936	6,985
Taxes on unrealized capital gains/losses	25,092	(25,928)	(2,212)

Change in unrealized capital gains (losses), net of tax	$(46,646)	$48,008	$4,773

During 2012, the Company issued mortgage loans with a maximum interest rate of 4.60% and a minimum interest rate of 3.21% for commercial loans. During 2011, the Company issued mortgage loans with interest rates of 4.50% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the year ending December 31, 2012 at the time of origination was 70%. During 2012, the Company reduced the interest rate by 1% of one outstanding mortgage loan in the amount of $8,362. The Company did not reduce interest rates on any outstanding mortgages during 2011.

The Company did not have any impaired loans at December 31, 2012 or 2011. The Company did not hold an allowance for credit losses on mortgage loans at December 31, 2012 or 2011. The Company had no average recorded investment in impaired loans during 2012 or 2011.

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

	Year Ended December 31
	2012	2011	2010
Balance at beginning of period	$—	$—	$7,111
Additions, net charged to operations	—	—	2,838
Recoveries in amounts previously charged off	—	—	(9,949)

Balance at end of period	$—	$—	$—

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is

56

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

recognized on a cash basis. The Company did not recognize any interest income on impaired loans for the years ended December 31, 2012 or 2011. The Company recognized $679 of interest income on impaired loans for the year ended December 31, 2010. The Company did not recognize any interest income on a cash basis for the years ended December 31, 2012 or 2011. The Company recognized $860 of interest income on a cash basis for the year ended December 31, 2010.

During 2012 and 2011, there were no mortgage loans that were foreclosed and transferred to real estate. At December 31, 2012 and 2011, the Company held a mortgage loan loss reserve in the AVR of $5,173 and $5,940, respectively.

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2012	2011		2012	2011
South Atlantic	23%	20%	Retail	32%	23%
Mountain	21	20	Industrial	25	25
Pacific	16	24	Office	16	21
Middle Atlantic	16	17	Other	10	9
W. South Central	13	6	Agricultural	7	8
E. North Central	6	8	Apartment	5	9
E. South Central	3	3	Medical	5	5
W. North Central	1	1
New England	1	1

During 2012, 2011 and 2010, the Company did not recognize any impairment write-downs for its investments in joint ventures and limited partnerships.

At December 31, 2012, the Company had ownership interest in three LIHTC investments. The remaining years of unexpired tax credits ranged from four to ten and the properties were not subject to regulatory review. The length of time remaining for the holding period ranged from five to fourteen years. The amount of contingent equity commitments expected to be paid during 2013 is $2,127. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

At December 31, 2011, the Company had ownership interest in three LIHTC investments. The remaining years of unexpired tax credits ranged from five to eleven and the properties were not subject to regulatory review. The length of time remaining for the holding period ranged from six to fifteen years. The amount of contingent equity commitments expected to be paid during the years 2012 to 2013 was $8,603. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

57

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company recognized net realized gains (losses) from futures contracts in the amount of $77,308, $(38,303) and $(91,398) for the years ended December 31, 2012, 2011 and 2010, respectively.

At December 31, 2012 and 2011, the Company had replicated assets with a fair value of $462,061 and $290,280, respectively, and credit default swaps with a fair value of $137 and $(2,037), respectively. The Company recognized capital losses in 2012 of $1,477, while in 2011 and 2010, the Company did not recognize any capital losses related to replication transactions.

As stated in Note 1, the Company replicates investment grade corporate bonds by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the

58

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, the Company has recourse provisions from the proceeds of the bankruptcy settlement of the underlying entity or by the sale of the underlying bond. As of December 31, 2012, credit default swaps, used in replicating corporate bonds are as follows:

Deal, Receive (Pay), Underlying	Maturity Date	Maximum Future Payout (Estimated)	Current Fair Value
4300,SWAP, USD 1 / (USD 0), :US670346AE56	3/20/2016	$10,000	$141
4367,SWAP, USD 1 / (USD 0), :US534187AM15	9/20/2016	20,000	(357)
4496,SWAP, USD 1 / (USD 0), :XS0203685788	3/20/2017	11,000	245
4497,SWAP, USD 1 / (USD 0), :US168863AS74	3/20/2017	10,000	170
4498,SWAP, USD 1 / (USD 0), :USY6826RAA06	3/20/2017	12,000	210
4499,SWAP, USD 1 / (USD 0), :US50064FAD69	3/20/2017	10,000	214
4528,SWAP, USD 1 / (USD 0), :US168863AS74	3/20/2017	10,000	170
4601,SWAP, USD 1 / (USD 0), :CDX IG 18	6/20/2017	20,000	129
4602,SWAP, USD 1 / (USD 0), :CDX IG 18	6/20/2017	20,000	129
4618,SWAP, USD 1 / (USD 0), :CDX IG 18	6/20/2017	5,000	32
4672,SWAP, USD 1 / (USD 0), :US836205AJ33	9/20/2017	8,500	(135)
4673,SWAP, USD 1 / (USD 0), :XS0114288789	9/20/2017	2,200	(22)
4674,SWAP, USD 1 / (USD 0), :US105756AL40	9/20/2017	3,200	1
4682,SWAP, USD 1 / (USD 0), :US455780AQ93	9/20/2017	2,000	(16)
47120,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	20,000	65
4776,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	15,000	(202)
4777,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	15,000	(28)
4780,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	15,000	49
4783,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	15,000	(859)
4785,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	10,000	(134)
4786,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	5,000	16
4803,SWAP, USD 1 / (USD 0), :912810QV3	12/20/2017	25,000	50
4807,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	5,000	(67)
4810,SWAP, USD 1 / (USD 0), :912810QV3	12/20/2017	10,000	20
4831,SWAP, USD 1 / (USD 0), :912803DP5	12/20/2017	20,000	40
4845,SWAP, USD 1 / (USD 0), :912803DQ3	12/20/2017	25,000	(177)
4863,SWAP, USD 5 / (USD 0), :912803DJ9	12/20/2017	10,000	1,405
4865,SWAP, USD 1 / (USD 0), :912803DJ9	12/20/2017	10,000	(717)
4872,SWAP, USD 1 / (USD 0), :12622DAC8	12/20/2017	10,000	(97)
4876,SWAP, USD 1 / (USD 0), :36248EAB1	12/20/2017	10,000	(111)
4877,SWAP, USD 1 / (USD 0), :36248EAB1	12/20/2017	10,000	(24)

At December 31, 2012 and 2011, the fair value of all derivative contracts, aggregated at a counterparty level, with a positive fair value amounted to $43,857 and $124,189, respectively.

At December 31, 2012 and 2011, the fair value of all derivative contracts, aggregated at a counterparty level, with a negative fair value amounted to $11,206 and $5,466, respectively.

59

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

At December 31, 2012 and 2011, the Company’s outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

	Notional Amount
	2012	2011
Interest rate and currency swaps:
Receive fixed - pay fixed	$102,379	$115,279
Receive fixed - pay floating	1,111,262	1,096,000
Receive floating - pay fixed	—	8,151

Open futures contracts at December 31, 2012 and 2011, were as follows:

Long/Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value

December 31, 2012

Long	3	HANG SENG IDX FUT Jan13	$437	$438
Short	(659)	S&P 500 FUTURE Mar13	(233,040)	(233,961)
Long	25	DJ EURO STOXX 50 Mar13	865	864
Short	(9)	S&P 500 E-MINI FUTURE Mar13	(633)	(639)
Short	(350)	FTSE 100 IDX FUT Mar13	(33,455)	(33,482)
Short	(540)	NASDAQ 100 E-MINI Mar13	(28,786)	(28,676)
Short	(50)	NIKKEI 225 (OSE) Mar13	(5,563)	(6,035)

Long/Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value

December 31, 2011

Short	(1,208)	S&P 500 FUTURE Mar12	$(373,409)	$(378,285)
Long	7	DJ EURO STOXX 50 Mar12	207	209
Short	(690)	FTSE 100 IDX FUT Mar12	(58,550)	(59,772)
Short	(1,270)	NASDAQ 100 E-MINI Mar12	(57,731)	(57,772)
Short	(80)	NIKKEI 225 (OSE) Mar12	(8,924)	(8,782)

For the years ended December 31, 2012, 2011 and 2010, the Company recorded unrealized gains of $34,383, $121,858 and $39,628, respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge

60

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

accounting. This has been recorded directly to unassigned surplus as an unrealized gain. The Company did not recognize any unrealized gains or losses during 2012, 2011 or 2010 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

At December 31, 2012 and 2011, investments with an aggregate carrying amount of $3,292 and $3,315, respectively, were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

6. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2012	2011	2010
Direct premiums	$4,960,351	$4,950,537	$4,894,908
Reinsurance assumed - affiliates	81	104	101
Reinsurance assumed - non affiliates	633,476	621,553	660,888
Reinsurance ceded - affiliates	(278,372)	(359,404)	(322,295)
Reinsurance ceded - non affiliates	(375,188)	(786,320)	(88,324)

Net premiums earned	$4,940,348	$4,426,470	$5,145,278

Aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded to affiliates at December 31, 2012 and 2011 of $1,718,959 and $1,539,578, respectively.

The Company received reinsurance recoveries in the amounts of $492,249, $325,524 and $268,725 during 2012, 2011 and 2010, respectively. At December 31, 2012 and 2011, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $159,544 and $160,350, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2012 and 2011 of $2,201,388 and $2,078,316, respectively.

61

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company would experience no reduction in surplus at December 31, 2012 or 2011 if all reinsurance agreements were cancelled.

The Company did not enter into any new reinsurance agreements in which a reserve credit was taken during the years ended December 31, 2012 or 2011.

During 2012, the Company recaptured certain treaties associated with the divestiture of the Transamerica Reinsurance operations that were previously ceded to an affiliate, for which net consideration paid was $9,487, life and claim reserves recaptured were $12,438 and other assets recaptured were $391, resulting in a pre-tax loss of $21,534 which was included in the statement of operations.

During 2012, the Company recaptured certain treaties associated with the divestiture of the Transamerica Reinsurance operations that were previously ceded to a non-affiliate, for which net consideration paid was $27,425, life and claim reserves recaptured were $97,403, other assets recaptured were $7,410 and the unamortized gain related to these blocks was released into income from surplus of $9,990, ($6,556 after tax), resulting in a pre-tax loss of $107,428, which was included in the statement of operations.

Subsequent to the recaptures that took place during 2012, the Company reinsured to a non-affiliate certain treaties associated with the business that was previously ceded to an affiliate, for which a reinsurance premium and ceding commission were received in the amount of $843 and $6,904, respectively, and life and claim reserves transferred were $7,971, resulting in a pre-tax gain of $15,718 ($10,217 net of tax), which was credited directly to unassigned surplus on a net of tax basis.

Subsequent to the recaptures that took place during 2012, the Company reinsured to an affiliate certain treaties associated with the business that was previously ceded to a non-affiliate, for which a reinsurance premium was paid in the amount of $13,711, ceding commission was received in the amount of $18,696, life and claim reserves transferred were $78,778 and other assets were transferred in the amount of $3,549, resulting in a pre-tax gain of $80,214 ($52,139 net of tax), which was credited directly to unassigned surplus on a net of tax basis.

Also subsequent to certain 2012 recaptures, the Company novated certain treaties to a non-affiliate, in which consideration received was $24,179, life and claim reserves released were $23,092 and other assets were transferred associated with the business of $4,251, resulting in a pre-tax gain of $43,020, which was included in the statement of operations.

62

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

During 2012, amortization of previously deferred gains associated with the divestiture of the Transamerica Reinsurance operations was released into income in the amount of $29,383 ($19,344 after tax).

On April 26, 2011, Aegon N.V. announced the disposition of its life reinsurance operations, Transamerica Reinsurance, to SCOR, which was effective August 9, 2011. The life reinsurance business conducted by Transamerica Reinsurance was written through several of Aegon N.V.’s U.S. and international affiliates, all of which remain Aegon N.V. affiliates following the closing, except for Transamerica International Reinsurance Ireland, Limited (TIRI), an Irish reinsurance company. As a result of this transaction, the Company entered into a series of recapture and reinsurance agreements during the third and fourth quarters of 2011 which directly resulted in a pre-tax loss of $474,720 which was included in the statement of operations, and a net of tax gain of $400,760 which has been credited directly to unassigned surplus. These amounts include current year amortization of previously deferred gains, as well as releases of previously deferred gains from unassigned surplus into earnings related to these transactions. Additional information surrounding these transactions is outlined below.

Effective August 9, 2011, the Company recaptured business that was associated with the divestiture of the Transamerica Reinsurance operations which was previously retroceded on a coinsurance basis to an affiliate. The Company received recapture consideration of $55,356, recaptured reserves of $293,975, recaptured other assets of $8,586 and released into income a previously deferred unamortized gain resulting from the original transaction in the amount of $2,297, resulting in a pre-tax loss of $227,736 which has been included in the statement of operations. Prior to this transaction, the Company amortized $498, net of tax, of the deferred gain related to the initial transaction into earnings with a corresponding charge directly to unassigned surplus in 2011 and $995 on a net of tax basis into earnings in 2010.

Subsequently, effective August 9, 2011, the Company ceded business that was associated with the divestiture of the Transamerica Reinsurance operations on a coinsurance basis to a non-affiliate. The Company paid a net reinsurance premium of $549,682, received an initial ceding commission of $219,000, transferred other assets in the amount of $12,548 and released net reserves of $790,263. The Company paid an experience refund in the amount of $84,770 to an affiliate and released IMR associated with certain business in the amount of $13,086. These transactions resulted in a net of tax gain of $248,557, which has been credited directly to unassigned surplus. During 2011, the Company amortized $7,712, net of tax, of the deferred gain into earnings with a corresponding charge directly to unassigned surplus.

Effective October 1, 2011, the Company recaptured business that was associated with the divestiture of the Transamerica Reinsurance operations which was previously retroceded on a coinsurance basis to a non-affiliate. The Company paid recapture consideration of

63

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

$9,840, recaptured reserves of $402,503, recaptured other net assets of $10,226 and released into income a previously deferred unamortized gain resulting from the original transaction in the amount of $230,033, resulting in a pre-tax loss of $172,084, which has been included in the statement of operations. Subsequently, effective October 1, 2011, the Company ceded this business on a coinsurance basis to an affiliate and as a result received cash, transferred other net assets and released reserves consistent with the amounts recaptured, resulting in a net of tax gain of $262,245, which has been credited directly to unassigned surplus.

Effective October 1, 2011, the Company recaptured business that was associated with the divestiture of the Transamerica Reinsurance operations which was previously retroceded on a coinsurance basis to an affiliate. The Company received recapture consideration of $30,305, recaptured reserves of $123,935 and recaptured other assets of $17,964, resulting in a pre-tax loss of $75,666, which has been included in the statement of operations. Subsequently, effective October 1, 2011, the Company ceded this business on a coinsurance basis to a non-affiliate and as a result paid cash, transferred other assets and released reserves consistent with the amounts recaptured, resulting in a net of tax gain of $49,183, which has been credited directly to unassigned surplus.

During the last half of 2011, the Company recaptured the business that was associated with the divestiture of the Transamerica Reinsurance operations from several Aegon N.V. affiliates. This business was subsequently ceded to SCOR entities and in addition, retrocession reinsurance treaties were executed. The Company assigned certain third party retrocession agreements to SCOR entities as a component of the divestiture of the Transamerica Reinsurance operations and the associated Master Retrocession Agreement. As a result, the unaffiliated retrocession reinsurance treaties were assigned from the Company to a SCOR entity, resulting in this risk being ceded to SCOR and subsequently to the unaffiliated third parties. The reserves and assets associated with these assignments were $87,665, where the counterparty’s net reserves ceded exchanged counterparties with no consideration exchanged, resulting in no net income or surplus impact to the Company.

During 2010 the Company entered into assumption reinsurance agreements and a recapture agreement. As a result the Company recognized pre-tax earnings of $49,551, which includes the 2010 amortization of the deferred gain through the balance sheet of $1,414. Additional information surrounding these transactions is outlined below.

During 2010, the Company entered into assumption reinsurance agreements in which the Company assumed policies from an affiliate. The Company assumed net reserves of $71,040 and other net assets of $83,170 and received net consideration of $12,118. This transaction resulted in a net pre-tax gain to the Company of $24,248, which has been reclassified to the balance sheet and presented as a deferred gain, as this transaction was deemed economic. The deferred gain will be amortized into general insurance expenses

64

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

over the period in which the Company benefits economically, not to exceed 10 years. Amortization of the deferred gain during 2011 and 2010 was $2,425 and $1,414, respectively.

During 2010, the Company entered into assumption reinsurance agreements in which the Company ceded term life policies to an affiliate. Reserves of $64,848, and other assets in the amount of $5,538 were ceded by the Company, with consideration paid of $5,897. These transactions resulted in a net pre-tax gain to the Company of $53,413, which has been reflected in the statement of operations, as this was deemed an economic transaction.

Effective January 1, 2010, the Company entered into a recapture agreement in which the Company recaptured term life policies from an affiliate. The Company recaptured life and claim reserves of $6,051 and $80, respectively, and received consideration of $855. This transaction resulted in a net pre-tax loss to the Company of $5,276, which has been reflected in the statement of operations.

During 2011 and 2010, the Company amortized deferred gains from reinsurance transactions occurring prior to 2010 of $1,991 and $995, respectively, into earnings on a net of tax basis with a corresponding charge to unassigned surplus. The Company did not amortize any deferred gains from reinsurance transactions occurring prior to 2010 into earnings during 2012.

During 2001, the Company assumed certain traditional life insurance contracts from Transamerica Occidental Life Insurance Company, an affiliate, which merged into TLIC, an affiliate, effective October 1, 2008. The Company recorded goodwill of $14,280 related to this transaction which was non-admitted. The related amortization was $1,433 during 2010. The goodwill was fully amortized at the end of 2010. The Company recorded $339 and $420 of goodwill at December 31, 2012 and 2011, respectively.

65

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

7. Income Taxes

The net deferred income tax asset at December 31, 2012 and 2011 and the change from the prior year are comprised of the following components:

	December 31, 2012
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$113,219	$22,618	$135,837
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	113,219	22,618	135,837
Deferred Tax Assets Nonadmitted	11,932	—	11,932

Subtotal (Net Deferred Tax Assets)	101,287	22,618	123,905
Deferred Tax Liabilities	45,060	9,824	54,884

Net Admitted Deferred Tax Assets	$56,227	$12,794	$69,021

	December 31, 2011
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$93,032	$26,758	$119,790
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	93,032	26,758	119,790
Deferred Tax Assets Nonadmitted	17,395	—	17,395

Subtotal (Net Deferred Tax Assets)	75,637	26,758	102,395
Deferred Tax Liabilities	43,904	7,897	51,801

Net Admitted Deferred Tax Assets	$31,733	$18,861	$50,594

	Ordinary	Change Capital	Total
Gross Deferred Tax Assets	$20,187	$(4,140)	$16,047
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	20,187	(4,140)	16,047
Deferred Tax Assets Nonadmitted	(5,463)	—	(5,463)

Subtotal (Net Deferred Tax Assets)	25,650	(4,140)	21,510
Deferred Tax Liabilities	1,156	1,927	3,083

Net Admitted Deferred Tax Assets	$24,494	$(6,067)	$18,427

66

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2012	2011	Change
Deferred Tax Assets:
Ordinary:
Discounting of unpaid losses	$239	$313	$(74)
Policyholder reserves	79,398	50,688	28,710
Investments	—	4,842	(4,842)
Deferred acquisition costs	18,294	20,940	(2,646)
Receivables - nonadmitted	2,430	1,999	431
Section 197 intangible amortization	119	147	(28)
Guaranty fund accrual	6,189	6,452	(263)
Reinsurance to unauthorized companies	181	282	(101)
Assumption reinsurance	6,176	6,996	(820)
Other (including items <5% of ordinary tax assets)	193	373	(180)

Subtotal	113,219	93,032	20,187

Statutory valuation allowance adjustment	—	—	—
Nonadmitted	11,932	17,395	(5,463)

Admitted ordinary deferred tax assets	101,287	75,637	25,650

Capital:
Investments	22,618	26,758	(4,140)

Subtotal	22,618	26,758	(4,140)

Statutory valuation allowance adjustment	—	—	—
Nonadmitted	—	—	—

Admitted capital deferred tax assets	22,618	26,758	(4,140)

Admitted deferred tax assets	$123,905	$102,395	$21,510

	Year Ended December 31
	2012	2011	Change
Deferred Tax Liabilities:
Ordinary:
Investments	$10,496	$8,286	$2,210
§807(f) adjustment	7,302	8,621	(1,319)
Reinsurance ceded	14,225	15,395	(1,170)
Other (including items <5% of total ordinary tax liabilities)	18	321	(303)

Subtotal	32,041	32,623	(582)

Capital:
Investments	22,843	19,178	3,665

Subtotal	22,843	19,178	3,665

Deferred tax liabilities	54,884	51,801	3,083

Net deferred tax assets/liabilities	$69,021	$50,594	$18,427

The Company did not report a valuation allowance for deferred income tax assets as of December 31, 2012 or 2011.

67

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

As discussed in Note 1, for the year ended December 31, 2012 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

			December 31, 2012
			Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks		$56,227	$12,794	$69,021
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)		—	—	—
	1.	Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	—	—
	2.	Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	116,020
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities		45,060	9,824	54,884

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))		$101,287	$22,618	$123,905

			December 31, 2011*
			Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks		$31,733	$18,861	$50,594
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)		—	—	—
	1.	Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	—	—
	2.	Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	145,949
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities		43,904	7,897	51,801

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))		$75,637	$26,758	$102,395

68

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

			Ordinary	Change Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks		$24,494	$(6,067)	$18,427
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)		—	—	—
	1.	Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	—	—
	2.	Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	(29,929)
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities		1,156	1,927	3,083

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))		$25,650	$(4,140)	$21,510

*	As reported on the statutory balance sheet for the most recently filed statement with the domiciliary state commissioner adjusted in accordance with SSAP No. 10R.

69

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	December 31
	2012	2011
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount	809%	784%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 above	$766,655	$641,126

The impact of tax planning strategies at December 31, 2012 and 2011 was as follows:

	December 31, 2012
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs (% of Total Adjusted Gross DTAs)	0%	100%	17%

Net Admitted Adjusted Gross DTAs (% of Total Net Admitted Adjusted Gross DTAs)	0%	0%	0%

	December 31, 2011
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs (% of Total Adjusted Gross DTAs)	0%	0%	0%

Net Admitted Adjusted Gross DTAs (% of Total Net Admitted Adjusted Gross DTAs)	0%	0%	0%

	Ordinary Percent	Change Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs (% of Total Adjusted Gross DTAs)	0%	100%	17%

Net Admitted Adjusted Gross DTAs (% of Total Net Admitted Adjusted Gross DTAs)	0%	0%	0%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

70

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2012	2011	Change
Federal	$110,930	$44,789	$66,141
Foreign	—	—	—

Subtotal	110,930	44,789	66,141

Federal income tax on net capital gains	17,772	15,802	1,970

Federal and foreign income taxes incurred	$128,702	$60,591	$68,111

	Year Ended December 31
	2011	2010	Change
Federal	$44,789	$58,571	$(13,782)
Foreign	—	—	—

Subtotal	44,789	58,571	(13,782)

Federal income tax on net capital gains	15,802	24,841	(9,039)

Federal and foreign income taxes incurred	$60,591	$83,412	$(22,821)

71

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35% to income before tax as follows:

	Year Ended December 31
	2012	2011	2010
Current income taxes incurred	$128,702	$60,591	$83,412

Change in deferred income taxes (without tax on unrealized gains and losses)	12,128	7,754	(24,065)

Total income tax reported	$140,830	$68,345	$59,347

Income before taxes	$365,242	$(182,234)	$197,747
	35.00%	35.00%	35.00%

Expected income tax expense (benefit) at 35% statutory rate	$127,835	$(63,782)	$69,211

Increase (decrease) in actual tax reported resulting from:

Dividends received deduction	(4,308)	(3,958)	(3,360)
Tax credits	(3,148)	(2,217)	(2,180)
Tax adjustment for IMR	6,726	(10,326)	(3,591)
Surplus adjustment for in-force ceded	12,782	140,266	(348)
Nondeductible expenses	15	2,882	13
Deferred tax benefit on other items in surplus	(7,149)	(1,343)	(2,256)
Provision to return	(1,968)	(454)	59
Transfer of basis	—	(281)	—
Dividends from certain foreign corporations	39	30	35
Prior period adjustment	10,356	4,791	1,760
Other	(350)	2,737	4

Total income tax reported	$140,830	$68,345	$59,347

For federal income tax purposes, the Company joins in a consolidated income tax return filing with its indirect parent company, Transamerica Corporation, and other affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not yet been filed for 2012.

As of December 31, 2012 and 2011, the Company had no operating loss, capital loss or tax credit carryforwards available for tax purposes.

72

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company incurred income taxes during 2012, 2011 and 2010 of $93,620, $113,223 and $60,543, respectively, which will be available for recoupment in the event of future net losses.

The amount of tax contingencies calculated for the Company as of December 31, 2012 and 2011 is $32 and $24, respectively. The total amount of tax contingencies that, if recognized, would affect the effective income tax rate is $32. The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company’s interest (benefit) expense related to income taxes for the years ending December 31, 2012, 2011 and 2010 is $(203), $(25) and $77, respectively. The total interest payable balance as of December 31, 2012 and 2011 is $2 and $205, respectively. The Company recorded no liability for penalties. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within twelve months of the reporting date.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2004. The examination for the years 2005 through 2006 have been completed and resulted in tax return adjustments that are currently undergoing final calculation at appeal. The examination for the years 2007 through 2008 has been completed and resulted in tax return adjustments that are currently being appealed. An examination is already in progress for the years 2009 and 2010. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

8. Policy and Contract Attributes

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company.

For the year ended December 31, 2012, there were no premiums for participating life insurance policies. For years ended 2011 and 2010, premiums for participating life insurance policies were $111 and $2, respectively. The Company accounts for its policyholder dividends based on dividend scales and experience of the policies. The Company did not pay any dividends to policyholders during 2012, 2011 or 2010.

73

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31 2012
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$863,230	$100,861	$—	$964,091	4%
At book value less surrender charge of 5% or more	963,783	47,733	—	1,011,516	4
At fair value	6,586	485,825	7,974,208	8,466,619	35

Total with adjustment or at fair value	1,833,599	634,419	7,974,208	10,442,226	43
At book value without adjustment (minimal or no charge or adjustment)	3,963,343	66,275	—	4,029,618	17
Not subject to discretionary withdrawal provision	964,662	6,566,022	1,965,950	9,496,634	40

Total annuity reserves and deposit liabilities	6,761,604	7,266,716	9,940,158	23,968,478	100%

Less reinsurance ceded	1,978	—	—	1,978

Net annuity reserves and deposit liabilities	$6,759,626	$7,266,716	$9,940,158	$23,966,500

	December 31 2011
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$881,103	$132,777	$—	$1,013,880	5%
At book value less surrender charge of 5% or more	1,396,544	50,323	—	1,446,867	6
At fair value	4,904	444,165	6,241,061	6,690,130	30

Total with adjustment or at fair value	2,282,551	627,265	6,241,061	9,150,877	41
At book value without adjustment (minimal or no charge or adjustment)	3,713,504	69,871	—	3,783,375	17
Not subject to discretionary withdrawal provision	988,299	6,339,784	1,995,720	9,323,803	42

Total annuity reserves and deposit liabilities	6,984,354	7,036,920	8,236,781	22,258,055	100%

Less reinsurance ceded	967	—	—	967

Net annuity reserves and deposit liabilities	$6,983,387	$7,036,920	$8,236,781	$22,257,088

74

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Separate account assets held by the Company represent contracts where the benefit is determined by the performance of the investments held in the separate account. Information regarding the separate accounts of the Company as of and for the years ended December 31, 2012, 2011 and 2010 is as follows:

	Nonindexed Guarantee Less Than or Equal to 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2012	$1,805,525	$2,357,927	$4,163,452

Reserves for separate acccounts as of December 31, 2012 with assets at:
Fair value	$—	$10,008,134	$10,008,134
Amortized cost	7,266,715	—	7,266,715

Total as of December 31, 2012	$7,266,715	$10,008,134	$17,274,849

Reserves for separate accounts by withdrawal characteristics as of December 31, 2012:
Subject to discretionary withdrawal:
With fair value adjustment	$100,860	$—	$100,860
At book value without fair value adjustment and with current surrender charge of 5% or more	47,733	—	47,733
At fair value	485,825	8,042,184	8,528,009
At book value without fair value adjustment and with current surrender charge of less than 5%	66,275	—	66,275

Subtotal	700,693	8,042,184	8,742,877
Not subject to discretionary withdrawal	6,566,022	1,965,950	8,531,972

Total separate account reserves at December 31, 2012	$7,266,715	$10,008,134	$17,274,849

75

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Nonindexed Guarantee Less Than or Equal to 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2011	$2,184,262	$2,035,362	$4,219,624

Reserves for separate accounts as of December 31, 2011 with assets at:
Fair value	$—	$8,294,680	$8,294,680
Amortized cost	7,036,920	—	7,036,920

Total as of December 31, 2011	$7,036,920	$8,294,680	$15,331,600

Reserves for separate accounts by withdrawal characteristics as of December 31, 2011:
Subject to discretionary withdrawal:
With fair value adjustment	$132,777	$—	$132,777
At book value without fair value adjustment and with current surrender charge of 5% or more	50,323	—	50,323
At fair value	444,165	6,301,437	6,745,602
At book value without fair value adjustment and with current surrender charge of less than 5%	69,871	—	69,871

Subtotal	697,136	6,301,437	6,998,573
Not subject to discretionary withdrawal	6,339,784	1,993,243	8,333,027

Total separate account reserves at December 31, 2011	$7,036,920	$8,294,680	$15,331,600

76

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Nonindexed Guarantee Less Than or Equal to 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2010	$2,664,188	$1,453,005	$4,117,193

Reserves for separate accounts as of December 31, 2010 with assets at:
Fair value	$2,050,715	$5,501,299	$7,552,014
Amortized cost	6,343,146	—	6,343,146

Total as of December 31, 2010	$8,393,861	$5,501,299	$13,895,160

Reserves for separate accounts by withdrawal characteristics as of December 31, 2010:
Subject to discretionary withdrawal:
With fair value adjustment	$131,701	$—	$131,701
At book value without fair value adjustment and with current surrender charge of 5% or more	52,218	—	52,218
At fair value	643,553	5,501,299	6,144,852
At book value without fair value adjustment and with current surrender charge of less than 5%	72,502	—	72,502

Subtotal	899,974	5,501,299	6,401,273
Not subject to discretionary withdrawal	7,493,887	—	7,493,887

Total separate account reserves at December 31, 2010	$8,393,861	$5,501,299	$13,895,160

77

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2012	2011	2010
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$4,163,485	$4,219,645	$4,117,231
Transfers from separate accounts	(3,220,563)	(3,075,684)	(2,024,827)

Net transfers to separate accounts	942,922	1,143,961	2,092,404

Miscellaneous reconciling adjustments	8	(63)	102

Net transfers as reported in the statements of operations of the life, accident and health annual statement	$942,930	$1,143,898	$2,092,506

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2012 and 2011, the Company’s separate account statement included legally insulated assets of $17,590,145 and $15,878,424, respectively. The assets legally insulated from general account claims at December 31, 2012 and 2011 are attributed to the following products:

	2012	2011
Variable life	$80,147	$71,843
Variable annuities	6,288,266	4,553,020
Market value separate accounts	1,550,300	1,528,849
Par annuities	2,220,569	2,205,551
Book value separate accounts	7,450,863	7,519,161

Total separate account assets	$17,590,145	$15,878,424

Some separate account liabilities are guaranteed by the general account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. As of December 31, 2012 and 2011, the general account of the Company had a maximum guarantee for separate account liabilities of $47,317 and $81,614, respectively. To compensate the general account for the risk taken, the separate account paid risk charges of $31,916, $27,094 and $23,622 to the general account in 2012, 2011 and 2010, respectively. During the years ended December 31, 2012, 2011 and 2010, the general account of the Company had paid $619, $1,542 and $1,006, respectively, toward separate account guarantees.

78

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

At December 31, 2012 and 2011, the Company reported guaranteed separate account assets at amortized cost in the amount of $7,450,863 and $7,519,161, respectively, based upon the prescribed practice granted by the State of New York as described in Note 2. These assets had a fair value of $7,618,858 and $7,682,141 at December 31, 2012 and 2011, respectively, which would have resulted in an unrealized gain of $167,995 and $162,980, respectively, had these assets been reported at fair value.

The Company participates in securities lending within the separate account. The Company follows the same policies and procedures as the general account for such transactions conducted from the separate account. See Note 10 for a discussion of securities lending policies and procedures. As of December 31, 2012 and 2011, securities with a book value of $21,171 and $26,057, respectively, were on loan under securities lending agreements, which represents less than one percent of total separate account assets. The Company does not obtain approval or otherwise provide notification to contract holders regarding securities lending transactions that occur with separate account assets. However, the Company requires that borrowers pledge collateral worth 102% of the value of the loaned securities. As of December 31, 2012, the Company held collateral from securities lending transactions in the form of cash and on open terms in the amount of $21,606. This cash collateral is reinvested in a registered money market fund and is not available for general corporate purposes.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with Actuarial Guideline XLIII (AG 43), which replaces Actuarial Guidelines 34 and 39. AG 43 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The AG 43 reserve calculation includes variable annuity products issued after January 1, 1981. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate reserve for contracts falling within the scope of AG 43 is equal to the conditional tail expectation (CTE) Amount, but not less than the standard scenario amount (SSA).

To determine the CTE Amount, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) produced in October 2005 and prudent estimate assumptions based on Company experience. The SSA was determined using the assumptions and methodology prescribed in AG 43 for determining the SSA.

79

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

At December 31, 2012 and 2011, the Company had variable annuities with minimum guaranteed benefits as follows:

Benefit and Type of Risk	Subjected Account Value	Amount of Reserve Held	Reinsurance Reserve Credit
December 31, 2012
Guaranteed Minimum Withdrawal Benefit	$4,849,846	$131,770	$—
Guaranteed Minimum Death Benefit	1,373,096	7,639	1,978

December 31, 2011
Guaranteed Minimum Withdrawal Benefit	$4,863,047	$181,344	$—
Guaranteed Minimum Death Benefit	1,328,603	7,406	967

Reserves on the Company’s traditional life insurance products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy’s paid-through date to the policy’s next anniversary date. At December 31, 2012 and 2011, the gross premium and loading amounts related to these assets (which are reported as premiums deferred and uncollected), are as follows:

	Gross	Loading	Net
December 31, 2012
Life and annuity:
Ordinary first-year business	$312	$278	$34
Ordinary renewal business	153,131	1,350	151,781
Group life business	664	127	537
Credit life	235	—	235
Reinsurance ceded	(146,264)	—	(146,264)

Total life and annuity	8,078	1,755	6,323
Accident and health	4,974	—	4,974

	$13,052	$1,755	$11,297

80

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Gross	Loading	Net
December 31, 2011
Life and annuity:
Ordinary first-year business	$1,976	$290	$1,686
Ordinary renewal business	166,851	1,434	165,417
Group life business	639	147	492
Credit life	265	—	265
Reinsurance ceded	(161,358)	—	(161,358)

Total life and annuity	8,373	1,871	6,502
Accident and health	4,085	—	4,085

	$12,458	$1,871	$10,587

The Company anticipates investment income as a factor in premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Health Contracts. As of December 31, 2012 and 2011, the Company had insurance in force aggregating $12,243,276 and $14,627,860, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the New York Department of Financial Services. The Company established policy reserves of $92,244 and $108,491 to cover these deficiencies as of December 31, 2012 and 2011, respectively.

9. Capital and Surplus

At December 31, 2012 and 2011, the Company had 44,175 shares of 6% non-voting, non-cumulative preferred stock issued and outstanding. Aegon owns 38,609 shares and TLIC owns 5,566 shares. Par value is $10 per share, and the liquidation value is $1,286.72 per share.

The preferred stock shareholders are entitled to receive non-cumulative dividends at the rate of 6% per year of an amount equal to the sum of (1) the par value plus (2) any additional paid-in capital for such preferred stock. Dividends are payable annually in December. The amount of dividends unpaid at December 31, 2012 was $430. The preferred shares have preference as to dividends and upon dissolution or liquidation of the Company.

The Company is subject to limitations, imposed by the State of New York, on the payment of dividends to its stockholders. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the lesser of (1) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (2) the Company’s statutory gain from operations before net realized capital gains on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such a dividend, the maximum payment which may be made in 2013, without prior approval of insurance regulatory authorities, is $83,602

81

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

On December 21, 2011, the Company paid a preferred stock dividend and a common stock dividend of $3,410 and $296,590, respectively, to its parent companies, Aegon and TLIC. Of the common stock dividend amount, $76,057 was considered an ordinary dividend and $220,533 was considered an extraordinary dividend. Of the total $300,000 preferred and common stock dividends, Aegon received $262,200 and TLIC received $37,800. On December 23, 2010, the Company paid a preferred stock dividend and a common stock dividend of $3,410 and $196,590, respectively, to its parent companies, Aegon and TLIC. Of the common stock dividend amount, $87,502 was considered an ordinary dividend and $109,088 was considered an extraordinary dividend. Of the total $200,000 preferred and common stock dividends, Aegon received $174,800 and TLIC received $25,200. The Company did not pay any dividends during 2012.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2012, the Company meets the minimum RBC requirements.

On May 2, 2008, the Company received $150,000 from Aegon in exchange for surplus notes. The Company received approval from the Superintendent of Insurance of the New York Department of Financial Services prior to the issuance of the surplus notes, as well as the December 31, 2012, 2011 and 2010 interest payments. These notes are due 20 years from the date of issuance at an interest rate of 6.25% and are subordinate and junior in the right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company.

Additional information related to the outstanding surplus notes at December 31, 2012 and 2011 is as follows:

For Year Ending	Balance Outstanding	Interest Paid Current Year	Cumulative Interest Paid	Accrued Interest
2012	$150,000	$9,375	$43,750	$—
2011	150,000	9,375	34,375	—

The Company held special surplus funds in the amount of $6,660 and $4,796, as of December 31, 2012 and 2011, respectively, for annuitant mortality fluctuations as required under New York Regulation 47, Separate Account and Separate Account Annuities.

82

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

10. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102% of the fair value of the loaned domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2012 and 2011, respectively, securities in the amount of $238,014 and $459,577 were on loan under securities lending agreements. At December 31, 2012, the collateral the Company received from securities lending was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $257,972 and $475,551 at December 31, 2012 and 2011, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

Fair Value
Open	$256,262
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Total	256,262

Securities received	—

Total collateral received	$256,262

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

83

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The maturity dates of the reinvested securities lending collateral are as follows:

	Amortized Cost	Fair Value
Open	$25,082	$25,083
30 days or less	119,258	119,260
31 to 60 days	45,726	45,676
61 to 90 days	19,998	19,998
91 to 120 days	10,663	10,665
121 to 180 days	—	—
181 to 365 days	—	—
1 to 2 years	7,389	7,396
2-3 years	30,027	29,894
Greater than 3 years	—	—

Total	258,143	257,972

Securities received	—	—

Total collateral reinvested	$258,143	$257,972

For securities lending, the Company’s sources of cash that it uses to return the cash collateral is dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $257,983 (fair value of $257,972) that are currently tradable securities that could be sold and used to pay for the $256,262 in collateral calls that could come due under a worst-case scenario.

11. Retirement and Compensation Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by Aegon. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from Aegon. The pension expense is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits and based upon actuarial participant benefit calculations. The benefits are based on years of service and the employee’s eligible annual compensation. Pension expenses were $9, $8 and $8 for the years ended December 31, 2012, 2011 and 2010, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

The Company’s employees also participate in a defined contribution plan sponsored by Aegon which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to twenty-five percent of their salary to the plan.

84

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company will match an amount up to three percent of the participant’s salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974. The Company’s allocation of benefits expense for the years ended December 31, 2012, 2011 and 2010 was $6 for each year, respectively.

Aegon sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee’s compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, Aegon has established incentive deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2012, 2011 and 2010 was negligible. Aegon also sponsors an employee stock option plan/stock appreciation rights for employees of the Company and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of Aegon and the Company.

In addition to pension benefits, the Company participates in plans sponsored by Aegon that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The postretirement plan expenses are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company’s allocation of postretirement expenses was negligible for the years ended December 31, 2012, 2011 and 2010.

12. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

In accordance with an agreement between Aegon and the Company, Aegon will ensure the maintenance of certain minimum tangible net worth, operating leverage and liquidity levels of the Company, as defined in the agreement, through the contribution of additional capital by Aegon as needed.

The Company is party to a service agreement with TLIC, in which the Company receives services, including accounting, data processing and other professional services, in consideration of reimbursement of the actual costs of services rendered. The Company is party to a Management and Administrative and Advisory agreement with Aegon USA

85

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Realty Advisors, Inc. (Advisor) whereby Advisor serves as the administrator and advisor for the Company’s mortgage loan operations. Aegon USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. During 2012, 2011 and 2010, the Company paid $24,579, $23,065 and $22,860, respectively, for these services, which approximates cost.

The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Aegon/Transamerica Series Trust. The Company received $2,699, $1,688 and $1,112 for these services during 2012, 2011 and 2010, respectively.

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $5,633, $4,411 and $3,395 for the years ended December 31, 2012, 2011 and 2010, respectively.

Payables to and receivables from affiliates and intercompany borrowings bear interest at the thirty-day commercial paper rate. During 2012, 2011 and 2010, the Company paid (received) net interest of $(12), $11 and $(14), respectively, to (from) affiliates. At December 31, 2012 and 2011, the Company reported a net amount of $87,032 receivable from and $819 due to affiliates, respectively. Terms of settlement require that these amounts are settled within 90 days.

At December 31, 2012, the Company had short-term intercompany notes receivable of $54,700 as follows. The Company did not have any short-term intercompany notes receivable at December 31, 2011. In accordance with SSAP No. 25, Accounting for and Disclosures about Transactions with Affiliates and Other Related Parties, these notes are reported as short-term investments.

Receivable from	Amount	Due By	Interest Rate
December 31, 2012
AEGON	$54,700	April 25, 2013	0.12%

86

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

13. Managing General Agents

The Company utilizes managing general agents and third-party administrators in its operations. Information regarding these entities is as follows:

Name and Address of Managing General Agent or Third-Party Administrator	FEIN	Exclusive Contract	Types of Business Written	Types of Authority Granted	Total Direct Premiums Written/ Produced By

The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	23-1945930	No	Deferred and Income Annuities	C,B,P,U	$36,282

C-	Claims Payment
B-	Binding Authority
P-	Premium Collection
U-	Underwriting

For years ended December 31, 2012, 2011 and 2010, the Company had $36,282, $20,974 and $21,285, respectively, of direct premiums written by The Vanguard Group, Inc. For the years ended December 31, 2012 and 2011, the Company did not have any direct premiums written by Vision Financial Corp. For the year ended December 31, 2010, the Company had $1,766 of direct premiums written by Vision Financial Corp. For the year ended December 31, 2012 the Company did not have any direct premiums written by League Insurance Agency. For the years ended December 31, 2011 and 2010, the Company had $17 and $33, respectively, of direct premiums written by League Insurance Agency.

14. Commitments and Contingencies

The Company has contingent commitments of $14,317 and $23,554, at December 31, 2012 and 2011, respectively, to provide additional funding for joint ventures, partnerships and limited liability companies, which includes LIHTC commitments of $2,127 and $8,603 at December 31, 2012 and 2011, respectively.

Private placement commitments outstanding as of December 31, 2012 were $11,715. There were no private placement commitments outstanding as of December 31, 2011.

There were no securities acquired on a “to be announced” (TBA) basis at December 31, 2012. There were securities in the amount of $20,491 being acquired TBA basis at December 31, 2011.

The Company may pledge assets as collateral for derivative transactions. At December 31, 2012 and 2011, the Company has pledged invested assets with a carrying value of $19,516 and $36,839, respectively, and fair value of $22,069 and $41,209, respectively, in conjunction with these transactions.

87

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Cash collateral received from derivative counterparties as well as the obligation to return the collateral is recorded on the Company’s balance sheet. The amount of cash collateral posted as of December 31, 2012 and 2011, respectively, was $20,331 and $87,702. In addition, securities in the amount of $19,891 and $14,724 were also posted to the Company as of December 31, 2012 and 2011, respectively, which were not included in the financials of the Company. Noncash collateral is not to be recognized by the recipient unless that collateral is sold or repledged or the counterparty defaults.

The Company is a party to legal proceedings involving a variety of issues incidental to its business. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Association. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $34,002 and $34,754 at December 31, 2012 and 2011, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The Company had an offsetting premium tax benefit of $16,319 and $16,319 at December 31, 2012 and 2011, respectively. The guaranty fund expense was $174, $9,674 and $8,079 for the years ended December 31, 2012, 2011 and 2010, respectively.

88

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

15. Sales, Transfer and Servicing of Financial Assets and Extinguishments of Liabilities

As of December 31, 2012, the Company had dollar repurchase agreements outstanding in the amount of $63,548. The Company did not participate in dollar repurchase agreements at December 31, 2011.

The contractual maturities of the dollar repurchase agreement positions are as follows:

Fair Value
Open	$67,189
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Total	67,189

Securities received	—

Total collateral received	$67,189

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. There were no securities of NAIC designation 3 or below sold during 2012 and reacquired within 30 days of the sale date.

16. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). The Company has not identified any Type I or Type II subsequent events for the year ended December 31, 2012 through the date the financial statements are issued.

89

Statutory-Basis Financial

Statement Schedules

Transamerica Financial Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2012

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$614,140	$717,293	$615,107
States, municipalities and political subdivisions	144,091	153,541	144,091
Foreign governments	167,404	179,467	167,404
Hybrid securities	100,172	97,495	100,172
All other corporate bonds	6,395,832	7,043,413	6,386,432
Preferred stocks	1,573	2,241	1,573

Total fixed maturities	7,423,212	8,193,450	7,414,779

Equity securities
Common stocks:

Industrial, miscellaneous and all other	3,951	5,113	5,113

Total common stocks	3,951	5,113	5,113

Mortgage loans on real estate	544,544		544,544
Policy loans	60,041		60,041
Other long-term investments	66,552		66,552
Cash, cash equivalents and short-term investments	532,726		532,726
Securities lending reinvested collateral assets	258,143		258,143

Total investments	$8,889,169		$8,881,898

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.
(2)	United States government and corporate bonds of $17,802 are held at fair value rather than amortized cost due to having an NAIC 6 rating.

90

Transamerica Financial Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

SCHEDULE III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*
Year ended December 31, 2012
Individual life	$800,856	$—	$13,664	$112,965	$43,911	$114,108	$111,558
Individual health	33,163	5,194	6,159	46,142	2,470	25,920	17,866
Group life and health	126,870	1,701	7,042	47,758	7,248	29,613	14,835
Annuity	6,685,096	—	437	4,733,483	373,499	3,898,240	1,107,739

	$7,645,985	$6,895	$27,302	$4,940,348	$427,128	$4,067,881	$1,251,998

Year ended December 31, 2011
Individual life	$747,711	$—	$17,650	$(392,806)	$57,137	$(244,361)	$195,549
Individual health	29,871	5,405	10,749	39,862	2,680	23,875	20,769
Group life and health	121,400	1,764	6,654	40,610	7,514	21,200	18,354
Annuity	6,908,679	—	551	4,738,804	396,199	3,945,524	1,314,829

	$7,807,661	$7,169	$35,604	$4,426,470	$463,530	$3,746,238	$1,549,501

Year ended December 31, 2010
Individual life	$1,129,418	$—	$61,723	$380,711	$71,555	$413,196	$125,913
Individual health	29,445	6,118	11,591	43,410	2,616	31,177	19,128
Group life and health	115,632	1,779	14,004	56,396	7,621	36,810	10,680
Annuity	6,715,284	—	377	4,664,761	424,335	2,836,088	2,238,446

	$7,989,779	$7,897	$87,695	$5,145,278	$506,127	$3,317,271	$2,394,167

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

91

Transamerica Financial Life Insurance Company

Reinsurance

(Dollars in Thousands)

SCHEDULE IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2012
Life insurance in force	$19,518,201	$247,623,959	$244,178,985	$16,073,227	1519%

Premiums:
Individual life	$133,277	$641,531	$621,218	$112,964	550%
Individual health	47,094	1,046	94	46,142	0%
Group life and health	55,273	10,883	3,369	47,759	7%
Annuity	4,724,707	100	8,876	4,733,483	0%

	$4,960,351	$653,560	$633,557	$4,940,348	13%

Year ended December 31, 2011
Life insurance in force	$18,982,172	$260,580,996	$257,168,145	$15,569,321	1652%

Premiums:
Individual life	$127,831	$1,127,302	$606,665	$(392,806)	-154%
Individual health	43,652	3,938	148	39,862	0%
Group life and health	51,067	14,350	3,893	40,610	10%
Annuity	4,727,987	134	10,951	4,738,804	0%

	$4,950,537	$1,145,724	$621,657	$4,426,470	14%

Year ended December 31, 2010
Life insurance in force	$16,809,256	$192,917,364	$259,292,608	$83,184,500	312%

Premiums:
Individual life	$158,536	$409,081	$631,257	$380,712	166%
Individual health	40,593	746	3,563	43,410	8%
Group life and health	43,509	560	13,446	56,395	24%
Annuity	4,652,270	232	12,723	4,664,761	0%

	$4,894,908	$410,619	$660,989	$5,145,278	13%

92

FINANCIAL STATEMENTS

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Years Ended December 31, 2012 and 2011

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Financial Statements

Years Ended December 31, 2012 and 2011

The Board of Directors and Contract Owners

Of Separate Account VA WNY

Transamerica Financial Life Insurance Company

We have audited the accompanying statements of assets and liabilities of the subaccounts of Transamerica Financial Life Insurance Company Separate Account VA WNY (the Separate Account), comprised of subaccounts as listed in the accompanying statements of assets and liabilities, as of December 31, 2012, the related statements of operations and changes in net assets for the periods indicated thereon. These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2012 by correspondence with the fund companies or their transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts of Transamerica Financial Life Insurance Company Separate Account VA WNY, at December 31, 2012, and the results of their operations and changes in their net assets for the periods indicated thereon, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Des Moines, Iowa

April 15, 2013

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Assets and Liabilities

December 31, 2012

	TA Asset Allocation-Growth	TA Asset Allocation- Conservative	TA Asset Allocation- Moderate	TA Asset Allocation- Moderate Growth
	Subaccount	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	152,465.211	1,119,400.811	3,059,191.033	3,105,681.377

Cost	$1,245,623	$11,606,143	$31,348,886	$29,671,290

Investments in mutual funds, Level 1 quoted prices at net asset value	$1,366,088	$11,854,455	$33,100,447	$33,603,472
Receivable for units sold	8	—	—	—

Total assets	1,366,096	11,854,455	33,100,447	33,603,472

Liabilities
Payable for units redeemed	—	6	25	27

Total net assets	$1,366,096	$11,854,449	$33,100,422	$33,603,445

Net Assets:
Deferred annuity contracts terminable by owners	$1,366,096	$11,854,449	$33,100,422	$33,603,445

Total net assets	$1,366,096	$11,854,449	$33,100,422	$33,603,445

Accumulation units outstanding:
M&E - 1.65%	869,773	5,195,112	18,698,015	14,967,773

M&E - 1.85%	523,600	3,945,152	6,093,971	10,754,302

Accumulation unit value:
M&E - 1.65%	$0.984003	$1.305926	$1.340378	$1.315174

M&E - 1.85%	$0.974477	$1.285126	$1.319011	$1.294200

See accompanying notes.

2

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Assets and Liabilities

December 31, 2012

	TA International Moderate Growth	TA AEGON Money Market	TA BlackRock Large Cap Value	TA BlackRock Global Allocation
	Subaccount	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	754,897.820	3,156,276.010	38,570.080	532,057.489

Cost	$6,087,165	$3,156,276	$553,465	$6,911,118

Investments in mutual funds, Level 1 quoted prices at net asset value	$6,778,982	$3,156,276	$582,794	$7,102,967
Receivable for units sold	40	17	1	5

Total assets	6,779,022	3,156,293	582,795	7,102,972

Liabilities
Payable for units redeemed	—	—	—	—

Total net assets	$6,779,022	$3,156,293	$582,795	$7,102,972

Net Assets:
Deferred annuity contracts terminable by owners	$6,779,022	$3,156,293	$582,795	$7,102,972

Total net assets	$6,779,022	$3,156,293	$582,795	$7,102,972

Accumulation units outstanding:
M&E - 1.65%	4,195,891	1,788,146	266,686	3,576,118

M&E - 1.85%	2,932,087	1,369,482	331,851	1,798,423

Accumulation unit value:
M&E - 1.65%	$0.956156	$1.006533	$0.978951	$1.324782

M&E - 1.85%	$0.943729	$0.990495	$0.969476	$1.315261

See accompanying notes.

3

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Assets and Liabilities

December 31, 2012

	TA BlackRock Tactical Allocation	TA Clarion Global Real Estate Securities	TA Jennison Growth	TA JPMorgan Enhanced Index
	Subaccount	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	663,730.467	48,071.795	29,322.936	5,791.553

Cost	$9,267,524	$554,440	$244,976	$72,694

Investments in mutual funds, Level 1 quoted prices at net asset value	$9,644,004	$595,610	$242,794	$78,012
Receivable for units sold	—	—	—	—

Total assets	9,644,004	595,610	242,794	78,012

Liabilities
Payable for units redeemed	7	—	—	—

Total net assets	$9,643,997	$595,610	$242,794	$78,012

Net Assets:
Deferred annuity contracts terminable by owners	$9,643,997	$595,610	$242,794	$78,012

Total net assets	$9,643,997	$595,610	$242,794	$78,012

Accumulation units outstanding:
M&E - 1.65%	3,972,504	243,002	123,634	—

M&E - 1.85%	2,663,609	318,466	82,463	70,326

Accumulation unit value:
M&E - 1.65%	$1.457464	$1.066665	$1.182645	$1.120122

M&E - 1.85%	$1.446990	$1.056340	$1.171186	$1.109295

See accompanying notes.

4

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Assets and Liabilities

December 31, 2012

	TA Morgan Stanley Capital Growth	TA AEGON High Yield Bond	TA MFS International Equity	TA PIMCO Total Return
	Subaccount	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	22,169.882	95,415.145	52,277.032	1,451,372.280

Cost	$246,239	$751,913	$353,634	$17,319,384

Investments in mutual funds, Level 1 quoted prices at net asset value	$227,020	$790,992	$385,282	$17,430,981
Receivable for units sold	—	—	1	9

Total assets	227,020	790,992	385,283	17,430,990

Liabilities
Payable for units redeemed	2	5	—	—

Total net assets	$227,018	$790,987	$385,283	$17,430,990

Net Assets:
Deferred annuity contracts terminable by owners	$227,018	$790,987	$385,283	$17,430,990

Total net assets	$227,018	$790,987	$385,283	$17,430,990

Accumulation units outstanding:
M&E - 1.65%	99,449	247,997	191,190	7,020,162

M&E - 1.85%	101,849	310,124	171,786	7,416,684

Accumulation unit value:
M&E - 1.65%	$1.133321	$1.424871	$1.066349	$1.213419

M&E - 1.85%	$1.122354	$1.411126	$1.056013	$1.201695

See accompanying notes.

5

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Assets and Liabilities

December 31, 2012

	TA T. Rowe Price Small Cap	TA Multi- Managed Balanced	TA AllianceBernstein Dynamic Allocation	TA WMC Diversified Growth
	Subaccount	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	91,590.490	62,917.529	398,595.724	4,364.555

Cost	$905,957	$805,131	$3,314,249	$97,499

Investments in mutual funds, Level 1 quoted prices at net asset value	$918,653	$751,235	$3,415,965	$104,706
Receivable for units sold	—	—	—	1

Total assets	918,653	751,235	3,415,965	104,707

Liabilities
Payable for units redeemed	—	1	17	—

Total net assets	$918,653	$751,234	$3,415,948	$104,707

Net Assets:
Deferred annuity contracts terminable by owners	$918,653	$751,234	$3,415,948	$104,707

Total net assets	$918,653	$751,234	$3,415,948	$104,707

Accumulation units outstanding:
M&E - 1.65%	373,285	455,027	2,402,492	67,324

M&E - 1.85%	260,571	146,138	1,063,024	44,953

Accumulation unit value:
M&E - 1.65%	$1.455085	$1.252578	$0.988625	$0.936214

M&E - 1.85%	$1.441034	$1.240446	$0.979079	$0.927119

See accompanying notes.

6

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Assets and Liabilities

December 31, 2012

	TA Systematic Small/Mid Cap Value	TA AEGON U.S. Government Securities	TA Morgan Stanley Active International Allocation	TA Multi Managed Large Cap Core
	Subaccount	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	24,671.761	358,268.865	15,193.520	12,386.998

Cost	$482,544	$4,879,448	$153,250	$197,992

Investments in mutual funds, Level 1 quoted prices at net asset value	$424,848	$4,825,882	$166,977	$219,993
Receivable for units sold	1	—	1	—

Total assets	424,849	4,825,882	166,978	219,993

Liabilities
Payable for units redeemed	—	6	—	—

Total net assets	$424,849	$4,825,876	$166,978	$219,993

Net Assets:
Deferred annuity contracts terminable by owners	$424,849	$4,825,876	$166,978	$219,993

Total net assets	$424,849	$4,825,876	$166,978	$219,993

Accumulation units outstanding:
M&E - 1.65%	253,126	2,993,794	31,662	131,422

M&E - 1.85%	75,411	1,098,559	164,116	56,058

Accumulation unit value:
M&E - 1.65%	$1.296030	$1.182315	$0.859867	$1.176830

M&E - 1.85%	$1.283510	$1.170868	$0.851549	$1.165416

See accompanying notes.

7

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Assets and Liabilities

December 31, 2012

	TA Morgan Stanley Mid-Cap Growth	TA Efficient Markets	TA Vanguard ETF Index - Balanced	TA Vanguard ETF Index - Growth
	Subaccount	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	16,468.720	301,682.893	1,370,672.652	2,070,987.479

Cost	$456,186	$3,961,667	$14,339,064	$19,768,626

Investments in mutual funds, Level 1 quoted prices at net asset value	$452,725	$4,117,971	$14,762,144	$19,840,060
Receivable for units sold	3	19	39	12

Total assets	452,728	4,117,990	14,762,183	19,840,072

Liabilities
Payable for units redeemed	—	—	—	—

Total net assets	$452,728	$4,117,990	$14,762,183	$19,840,072

Net Assets:
Deferred annuity contracts terminable by owners	$452,728	$4,117,990	$14,762,183	$19,840,072

Total net assets	$452,728	$4,117,990	$14,762,183	$19,840,072

Accumulation units outstanding:
M&E - 1.65%	212,571	1,242,092	9,693,753	12,526,262

M&E - 1.85%	154,022	1,689,516	3,940,247	6,670,821

Accumulation unit value:
M&E - 1.65%	$1.240007	$1.411298	$1.085619	$1.036789

M&E - 1.85%	$1.227999	$1.399826	$1.075684	$1.027307

See accompanying notes.

8

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Assets and Liabilities

December 31, 2012

	TA AEGON US Government Securities - PAM	TA ProFunds UltraBear Fund - OAM	TA Vanguard ETF Index - Conservative	TA Vanguard ETF Index - Aggressive Growth
	Subaccount	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	5,186.668	507,519.536	436,322.142	78,648.594

Cost	$70,356	$1,410,772	$4,949,858	$928,526

Investments in mutual funds, Level 1 quoted prices at net asset value	$69,864	$1,192,671	$5,100,606	$998,837
Receivable for units sold	1	—	9	—

Total assets	69,865	1,192,671	5,100,615	998,837

Liabilities
Payable for units redeemed	—	4	—	—

Total net assets	$69,865	$1,192,667	$5,100,615	$998,837

Net Assets:
Deferred annuity contracts terminable by owners	$69,865	$1,192,667	$5,100,615	$998,837

Total net assets	$69,865	$1,192,667	$5,100,615	$998,837

Accumulation units outstanding:
M&E - 1.65%	50,476	3,485,733	2,460,876	478,298

M&E - 1.85%	8,699	1,918,285	2,010,922	323,256

Accumulation unit value:
M&E - 1.65%	$1.182315	$0.221268	$1.143767	$1.249196

M&E - 1.85%	$1.170868	$0.219668	$1.136766	$1.241582

See accompanying notes.

9

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Assets and Liabilities

December 31, 2012

	TA Janus Balanced	TA PIMCO Tactical - Balanced	TA PIMCO Tactical - Growth	TA PIMCO Tactical - Conservative
	Subaccount	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	97,569.588	100,308.824	42,557.744	32,769.948

Cost	$995,252	$1,048,331	$417,396	$335,399

Investments in mutual funds, Level 1 quoted prices at net asset value	$1,036,189	$1,038,196	$417,491	$332,287
Receivable for units sold	2	—	1	1

Total assets	1,036,191	1,038,196	417,492	332,288

Liabilities
Payable for units redeemed	—	1	—	—

Total net assets	$1,036,191	$1,038,195	$417,492	$332,288

Net Assets:
Deferred annuity contracts terminable by owners	$1,036,191	$1,038,195	$417,492	$332,288

Total net assets	$1,036,191	$1,038,195	$417,492	$332,288

Accumulation units outstanding:
M&E - 1.65%	583,108	1,071,627	349,702	241,260

M&E - 1.85%	487,259	63,568	137,098	130,816

Accumulation unit value:
M&E - 1.65%	$0.970775	$0.914867	$0.859112	$0.895001

M&E - 1.85%	$0.964835	$0.909250	$0.853828	$0.889496

See accompanying notes.

10

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Assets and Liabilities

December 31, 2012

	TA Hanlon Income	TA JPMorgan Mid Cap Value	TA AEGON Tactical Vanguard ETF - Growth	TA AEGON Tactical Vanguard ETF - Balanced
	Subaccount	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	98,985.783	31,196.211	164,477.905	207,256.823

Cost	$1,101,935	$456,958	$1,603,385	$2,119,139

Investments in mutual funds, Level 1 quoted prices at net asset value	$1,116,560	$502,883	$1,684,254	$2,172,052
Receivable for units sold	—	—	1	3

Total assets	1,116,560	502,883	1,684,255	2,172,055

Liabilities
Payable for units redeemed	3	3	—	—

Total net assets	$1,116,557	$502,880	$1,684,255	$2,172,055

Net Assets:
Deferred annuity contracts terminable by owners	$1,116,557	$502,880	$1,684,255	$2,172,055

Total net assets	$1,116,557	$502,880	$1,684,255	$2,172,055

Accumulation units outstanding:
M&E - 1.65%	1,018,602	175,663	997,919	1,170,844

M&E - 1.85%	77,978	166,893	683,542	957,187

Accumulation unit value:
M&E - 1.65%	$1.018659	$1.472415	$1.002996	$1.022199

M&E - 1.85%	$1.012456	$1.463400	$0.999714	$1.018838

See accompanying notes.

11

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Assets and Liabilities

December 31, 2012

	TA AEGON Tactical Vanguard ETF - Conservative	TA PIMCO Real Return TIPS	TA JPMorgan Core Bond	TA JPMorgan Tactical Allocation
	Subaccount	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	262,236.727	631,222.537	107,863.832	337,355.980

Cost	$2,647,603	$7,016,195	$1,515,487	$4,363,415

Investments in mutual funds, Level 1 quoted prices at net asset value	$2,748,241	$7,113,878	$1,520,880	$4,503,702
Receivable for units sold	6	13	3	—

Total assets	2,748,247	7,113,891	1,520,883	4,503,702

Liabilities
Payable for units redeemed	—	—	—	2

Total net assets	$2,748,247	$7,113,891	$1,520,883	$4,503,700

Net Assets:
Deferred annuity contracts terminable by owners	$2,748,247	$7,113,891	$1,520,883	$4,503,700

Total net assets	$2,748,247	$7,113,891	$1,520,883	$4,503,700

Accumulation units outstanding:
M&E - 1.65%	1,709,921	3,324,329	684,782	2,000,306

M&E - 1.85%	964,932	3,071,626	732,807	2,292,520

Accumulation unit value:
M&E - 1.65%	$1.028652	$1.113998	$1.074687	$1.050962

M&E - 1.85%	$1.025287	$1.110355	$1.071166	$1.047517

See accompanying notes.

12

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Assets and Liabilities

December 31, 2012

	TA Legg Mason Dynamic Allocation - Balanced	TA Legg Mason Dynamic Allocation - Growth	TA Market Participation Strategy	Franklin Income Securities
	Subaccount	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	92,384.470	28,465.722	4,924.690	84,742.816

Cost	$935,262	$286,206	$48,387	$1,251,019

Investments in mutual funds, Level 1 quoted prices at net asset value	$941,398	$288,642	$48,951	$1,277,074
Receivable for units sold	—	—	—	—

Total assets	941,398	288,642	48,951	1,277,074

Liabilities
Payable for units redeemed	2	1	—	2

Total net assets	$941,396	$288,641	$48,951	$1,277,072

Net Assets:
Deferred annuity contracts terminable by owners	$941,396	$288,641	$48,951	$1,277,072

Total net assets	$941,396	$288,641	$48,951	$1,277,072

Accumulation units outstanding:
M&E - 1.65%	652,022	225,517	18,784	501,808

M&E - 1.85%	282,354	62,354	30,713	563,989

Accumulation unit value:
M&E - 1.65%	$1.007913	$1.002962	$0.989330	$1.204392

M&E - 1.85%	$1.006593	$1.001649	$0.988770	$1.192751

See accompanying notes.

13

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Assets and Liabilities

December 31, 2012

	Mutual Shares Securities	Templeton Foreign Securities	Franklin Templeton VIP Founding Funds Allocation	Invesco Van Kampen V.I. Value Opportunities
	Subaccount	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	12,220.250	45,656.935	149,769.024	19,342.283

Cost	$196,723	$615,139	$1,144,830	$119,854

Investments in mutual funds, Level 1 quoted prices at net asset value	$210,433	$656,090	$1,271,539	$136,750
Receivable for units sold	2	—	—	1

Total assets	210,435	656,090	1,271,539	136,751

Liabilities
Payable for units redeemed	—	4	1	—

Total net assets	$210,435	$656,086	$1,271,538	$136,751

Net Assets:
Deferred annuity contracts terminable by owners	$210,435	$656,086	$1,271,538	$136,751

Total net assets	$210,435	$656,086	$1,271,538	$136,751

Accumulation units outstanding:
M&E - 1.65%	109,668	387,873	507,257	77,735

M&E - 1.85%	99,050	291,382	344,992	76,318

Accumulation unit value:
M&E - 1.65%	$1.012874	$0.969917	$1.496889	$0.891965

M&E - 1.85%	$1.003075	$0.960530	$1.484760	$0.883339

See accompanying notes.

14

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Assets and Liabilities

December 31, 2012

	Invesco Van Kampen V.I. American Franchise	MFS® New Discovery	MFS® Total Return	Fidelity VIP Contrafund®
	Subaccount	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	1,070.656	33,038.930	15,957.432	46,831.787

Cost	$39,111	$524,624	$297,449	$1,142,603

Investments in mutual funds, Level 1 quoted prices at net asset value	$38,062	$495,914	$315,957	$1,217,626
Receivable for units sold	—	1	1	—

Total assets	38,062	495,915	315,958	1,217,626

Liabilities
Payable for units redeemed	—	—	—	1

Total net assets	$38,062	$495,915	$315,958	$1,217,625

Net Assets:
Deferred annuity contracts terminable by owners	$38,062	$495,915	$315,958	$1,217,625

Total net assets	$38,062	$495,915	$315,958	$1,217,625

Accumulation units outstanding:
M&E - 1.65%	—	174,655	184,007	637,541

M&E - 1.85%	39,601	149,322	103,969	500,203

Accumulation unit value:
M&E - 1.65%	$0.962417	$1.537575	$1.101021	$1.074780

M&E - 1.85%	$0.961131	$1.522688	$1.090345	$1.064384

See accompanying notes.

15

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Assets and Liabilities

December 31, 2012

	Fidelity VIP Equity-Income	Fidelity VIP Growth	Fidelity VIP Mid Cap	Fidelity VIP Value Strategies
	Subaccount	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	7,490.102	3,266.017	19,799.254	26,053.114

Cost	$145,835	$128,101	$624,159	$252,359

Investments in mutual funds, Level 1 quoted prices at net asset value	$146,956	$135,997	$593,582	$291,274
Receivable for units sold	—	—	5	—

Total assets	146,956	135,997	593,587	291,274

Liabilities
Payable for units redeemed	—	—	—	—

Total net assets	$146,956	$135,997	$593,587	$291,274

Net Assets:
Deferred annuity contracts terminable by owners	$146,956	$135,997	$593,587	$291,274

Total net assets	$146,956	$135,997	$593,587	$291,274

Accumulation units outstanding:
M&E - 1.65%	52,427	63,810	269,326	71,629

M&E - 1.85%	88,522	71,671	247,156	172,276

Accumulation unit value:
M&E - 1.65%	$1.049003	$1.008997	$1.154644	$1.202443

M&E - 1.85%	$1.038837	$0.999194	$1.143456	$1.190793

See accompanying notes.

16

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Assets and Liabilities

December 31, 2012

	Fidelity VIP Balanced	Janus Aspen - Enterprise	Janus Aspen - Worldwide	AllianceBernstein Growth and Income
	Subaccount	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	197,304.726	959.918	5,197.317	13,455.842

Cost	$3,065,209	$35,775	$143,412	$258,446

Investments in mutual funds, Level 1 quoted prices at net asset value	$3,064,142	$41,449	$157,583	$277,998
Receivable for units sold	8	1	—	—

Total assets	3,064,150	41,450	157,583	277,998

Liabilities
Payable for units redeemed	—	—	2	—

Total net assets	$3,064,150	$41,450	$157,581	$277,998

Net Assets:
Deferred annuity contracts terminable by owners	$3,064,150	$41,450	$157,581	$277,998

Total net assets	$3,064,150	$41,450	$157,581	$277,998

Accumulation units outstanding:
M&E - 1.65%	1,185,592	14,259	73,745	108,562

M&E - 1.85%	1,564,069	19,290	94,323	163,472

Accumulation unit value:
M&E - 1.65%	$1.120209	$1.242420	$0.942735	$1.027905

M&E - 1.85%	$1.109951	$1.230406	$0.933590	$1.017951

See accompanying notes.

17

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Assets and Liabilities

December 31, 2012

	AllianceBernstein Large Cap Growth	AllianceBernstein Balanced Wealth Strategy	American Funds - Asset Allocation	American Funds - Bond
	Subaccount	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	3,525.806	65,046.828	252,534.511	140,408.750

Cost	$89,131	$727,689	$4,004,304	$1,552,736

Investments in mutual funds, Level 1 quoted prices at net asset value	$107,114	$781,212	$4,623,907	$1,568,366
Receivable for units sold	—	—	—	—

Total assets	107,114	781,212	4,623,907	1,568,366

Liabilities
Payable for units redeemed	—	1	14	1

Total net assets	$107,114	$781,211	$4,623,893	$1,568,365

Net Assets:
Deferred annuity contracts terminable by owners	$107,114	$781,211	$4,623,893	$1,568,365

Total net assets	$107,114	$781,211	$4,623,893	$1,568,365

Accumulation units outstanding:
M&E - 1.65%	11,049	191,434	2,886,106	965,036

M&E - 1.85%	89,142	361,683	789,806	443,029

Accumulation unit value:
M&E - 1.65%	$1.078387	$1.419893	$1.259542	$1.115985

M&E - 1.85%	$1.067949	$1.408399	$1.251855	$1.109181

See accompanying notes.

18

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Assets and Liabilities

December 31, 2012

	American Funds - Growth	American Funds - Growth-Income	American Funds - International	GE Investments Total Return
	Subaccount	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	19,771.245	24,258.063	23,539.317	18,445.815

Cost	$1,136,001	$906,981	$382,585	$306,996

Investments in mutual funds, Level 1 quoted prices at net asset value	$1,195,172	$927,628	$414,763	$319,113
Receivable for units sold	6	4	—	—

Total assets	1,195,178	927,632	414,763	319,113

Liabilities
Payable for units redeemed	—	—	—	1

Total net assets	$1,195,178	$927,632	$414,763	$319,112

Net Assets:
Deferred annuity contracts terminable by owners	$1,195,178	$927,632	$414,763	$319,112

Total net assets	$1,195,178	$927,632	$414,763	$319,112

Accumulation units outstanding:
M&E - 1.65%	313,732	226,194	181,966	109,066

M&E - 1.85%	633,100	535,738	231,594	174,404

Accumulation unit value:
M&E - 1.65%	$1.267444	$1.222710	$1.006350	$1.129979

M&E - 1.85%	$1.259737	$1.215261	$1.000207	$1.123081

See accompanying notes.

19

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	TA Asset Allocation- Growth	TA Asset Allocation- Conservative	TA Asset Allocation- Moderate	TA Asset Allocation- Moderate Growth
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2011	$720,008	$5,313,089	$9,944,926	$32,846,628

Investment income:
Dividends	7,461	201,932	311,441	548,965
Investment expenses:
Mortality and expense risk and other charges	12,948	127,912	232,723	535,239

Net investment income (loss)	(5,487)	74,020	78,718	13,726
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	1,327	137,779	(174,990)	(1,627,103)

Net realized capital gains (losses) on investments	1,327	137,779	(174,990)	(1,627,103)
Net change in unrealized appreciation (depreciation)	(64,611)	(211,441)	(203,084)	347,578

Net gain (loss) on investment	(63,284)	(73,662)	(378,074)	(1,279,525)
Increase (decrease) in net assets from operations	(68,771)	358	(299,356)	(1,265,799)

Increase (decrease) in net assets from contract transactions	260,576	3,884,691	9,437,811	(3,028,667)

Total increase (decrease) in net assets	191,805	3,885,049	9,138,455	(4,294,466)

Net Assets as of December 31, 2011	$911,813	$9,198,138	$19,083,381	$28,552,162

Investment income:
Dividends	12,412	335,213	703,729	716,620
Investment expenses:
Mortality and expense risk and other charges	19,513	191,047	444,014	539,462

Net investment income (loss)	(7,101)	144,166	259,715	177,158
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	31,779	270,969	(35,119)	(658,752)

Net realized capital gains (losses) on investments	31,779	270,969	(35,119)	(658,752)
Net change in unrealized appreciation (depreciation)	75,183	122,176	1,495,145	2,980,173

Net gain (loss) on investment	106,962	393,145	1,460,026	2,321,421
Increase (decrease) in net assets from operations	99,861	537,311	1,719,741	2,498,579

Increase (decrease) in net assets from contract transactions	354,422	2,119,000	12,297,300	2,552,704

Total increase (decrease) in net assets	454,283	2,656,311	14,017,041	5,051,283

Net Assets as of December 31, 2012	$1,366,096	$11,854,449	$33,100,422	$33,603,445

See accompanying notes.

(1)	See footnote 1

20

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	TA International Moderate Growth	TA AEGON Money Market	TA BlackRock Large Cap Value	TA BlackRock Global Allocation
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2011	$6,516,175	$1,136,857	$149,708	$4,080,766

Investment income:
Dividends	123,809	145	3,351	36,992
Investment expenses:
Mortality and expense risk and other charges	107,836	49,509	3,457	96,224

Net investment income (loss)	15,973	(49,364)	(106)	(59,232)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	20,387
Realized gain (loss) on investments	(240,766)	—	7,913	54,210

Net realized capital gains (losses) on investments	(240,766)	—	7,913	74,597
Net change in unrealized appreciation (depreciation)	(364,013)	—	(4,653)	(401,857)

Net gain (loss) on investment	(604,779)	—	3,260	(327,260)
Increase (decrease) in net assets from operations	(588,806)	(49,364)	3,154	(386,492)

Increase (decrease) in net assets from contract transactions	(426,379)	3,843,608	111,345	2,234,778

Total increase (decrease) in net assets	(1,015,185)	3,794,244	114,499	1,848,286

Net Assets as of December 31, 2011	$5,500,990	$4,931,101	$264,207	$5,929,052

Investment income:
Dividends	179,606	172	8,235	155,668
Investment expenses:
Mortality and expense risk and other charges	110,400	57,915	8,558	121,719

Net investment income (loss)	69,206	(57,743)	(323)	33,949
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	117,015
Realized gain (loss) on investments	(58,210)	—	6,925	43,158

Net realized capital gains (losses) on investments	(58,210)	—	6,925	160,173
Net change in unrealized appreciation (depreciation)	606,606	—	23,787	297,559

Net gain (loss) on investment	548,396	—	30,712	457,732
Increase (decrease) in net assets from operations	617,602	(57,743)	30,389	491,681

Increase (decrease) in net assets from contract transactions	660,430	(1,717,065)	288,199	682,239

Total increase (decrease) in net assets	1,278,032	(1,774,808)	318,588	1,173,920

Net Assets as of December 31, 2012	$6,779,022	$3,156,293	$582,795	$7,102,972

See accompanying notes.

(1)	See footnote 1

21

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	TA BlackRock Tactical Allocation	TA Clarion Global Real Estate Securities	TA Jennison Growth	TA JPMorgan Enhanced Index
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2011	$2,403,940	$161,049	$87,550	$—

Investment income:
Dividends	42,514	19,593	—	76
Investment expenses:
Mortality and expense risk and other charges	59,737	4,200	2,218	111

Net investment income (loss)	(17,223)	15,393	(2,218)	(35)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	31,456	—	—	—
Realized gain (loss) on investments	25,835	2,891	4,661	(301)

Net realized capital gains (losses) on investments	57,291	2,891	4,661	(301)
Net change in unrealized appreciation (depreciation)	(17,564)	(51,332)	(9,145)	580

Net gain (loss) on investment	39,727	(48,441)	(4,484)	279
Increase (decrease) in net assets from operations	22,504	(33,048)	(6,702)	244

Increase (decrease) in net assets from contract transactions	1,628,908	155,176	93,935	24,886

Total increase (decrease) in net assets	1,651,412	122,128	87,233	25,130

Net Assets as of December 31, 2011	$4,055,352	$283,177	$174,783	$25,130

Investment income:
Dividends	96,505	16,231	—	604
Investment expenses:
Mortality and expense risk and other charges	114,158	7,489	3,238	1,180

Net investment income (loss)	(17,653)	8,742	(3,238)	(576)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	158,921	—	13,472	—
Realized gain (loss) on investments	43,271	(11,410)	9,233	1,932

Net realized capital gains (losses) on investments	202,192	(11,410)	22,705	1,932
Net change in unrealized appreciation (depreciation)	246,255	86,336	(1,984)	4,738

Net gain (loss) on investment	448,447	74,926	20,721	6,670
Increase (decrease) in net assets from operations	430,794	83,668	17,483	6,094

Increase (decrease) in net assets from contract transactions	5,157,851	228,765	50,528	46,788

Total increase (decrease) in net assets	5,588,645	312,433	68,011	52,882

Net Assets as of December 31, 2012	$9,643,997	$595,610	$242,794	$78,012

See accompanying notes.

(1)	See footnote 1

22

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	TA Morgan Stanley Capital Growth	TA AEGON High Yield Bond	TA MFS International Equity	TA PIMCO Total Return
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2011	$72,405	$215,168	$71,889	$2,858,477

Investment income:
Dividends	—	35,850	3,015	118,032
Investment expenses:
Mortality and expense risk and other charges	4,518	7,351	3,262	78,033

Net investment income (loss)	(4,518)	28,499	(247)	39,999
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	134,481
Realized gain (loss) on investments	9,409	(3,148)	2,274	23,978

Net realized capital gains (losses) on investments	9,409	(3,148)	2,274	158,459
Net change in unrealized appreciation (depreciation)	(52,061)	(25,040)	(50,043)	(8,153)

Net gain (loss) on investment	(42,652)	(28,188)	(47,769)	150,306
Increase (decrease) in net assets from operations	(47,170)	311	(48,016)	190,305

Increase (decrease) in net assets from contract transactions	325,890	387,257	248,316	3,235,030

Total increase (decrease) in net assets	278,720	387,568	200,300	3,425,335

Net Assets as of December 31, 2011	$351,125	$602,736	$272,189	$6,283,812

Investment income:
Dividends	—	38,798	4,002	473,051
Investment expenses:
Mortality and expense risk and other charges	5,926	11,588	4,848	172,886

Net investment income (loss)	(5,926)	27,210	(846)	300,165
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	49,899	—	—	—
Realized gain (loss) on investments	(23,180)	(4,698)	(20,574)	48,954

Net realized capital gains (losses) on investments	26,719	(4,698)	(20,574)	48,954
Net change in unrealized appreciation (depreciation)	18,498	66,408	72,298	118,995

Net gain (loss) on investment	45,217	61,710	51,724	167,949
Increase (decrease) in net assets from operations	39,291	88,920	50,878	468,114

Increase (decrease) in net assets from contract transactions	(163,398)	99,331	62,216	10,679,064

Total increase (decrease) in net assets	(124,107)	188,251	113,094	11,147,178

Net Assets as of December 31, 2012	$227,018	$790,987	$385,283	$17,430,990

See accompanying notes.

(1)	See footnote 1

23

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	TA T. Rowe Price Small Cap	TA Multi-Managed Balanced	TA AllianceBernstein Dynamic Allocation	TA WMC Diversified Growth
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2011	$128,330	$392,662	$213,623	$—

Investment income:
Dividends	—	15,983	14,346	43
Investment expenses:
Mortality and expense risk and other charges	6,752	10,842	22,266	165

Net investment income (loss)	(6,752)	5,141	(7,920)	(122)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	17,031	37,538	687	(149)

Net realized capital gains (losses) on investments	17,031	37,538	687	(149)
Net change in unrealized appreciation (depreciation)	(34,341)	(43,990)	(22,806)	(1,264)

Net gain (loss) on investment	(17,310)	(6,452)	(22,119)	(1,413)
Increase (decrease) in net assets from operations	(24,062)	(1,311)	(30,039)	(1,535)

Increase (decrease) in net assets from contract transactions	489,261	341,929	2,391,030	90,275

Total increase (decrease) in net assets	465,199	340,618	2,360,991	88,740

Net Assets as of December 31, 2011	$593,529	$733,280	$2,574,614	$88,740

Investment income:
Dividends	—	10,420	20,480	128
Investment expenses:
Mortality and expense risk and other charges	12,830	13,708	51,064	1,738

Net investment income (loss)	(12,830)	(3,288)	(30,584)	(1,610)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	58,298	109,996	—	—
Realized gain (loss) on investments	(2,154)	60,136	15,232	2,002

Net realized capital gains (losses) on investments	56,144	170,132	15,232	2,002
Net change in unrealized appreciation (depreciation)	30,516	(87,631)	124,171	8,471

Net gain (loss) on investment	86,660	82,501	139,403	10,473
Increase (decrease) in net assets from operations	73,830	79,213	108,819	8,863

Increase (decrease) in net assets from contract transactions	251,294	(61,259)	732,515	7,104

Total increase (decrease) in net assets	325,124	17,954	841,334	15,967

Net Assets as of December 31, 2012	$918,653	$751,234	$3,415,948	$104,707

See accompanying notes.

(1)	See footnote 1

24

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	TA Systematic Small/Mid Cap Value	TA AEGON U.S. Government Securities	TA Morgan Stanley Active International Allocation	TA Multi Managed Large Cap Core
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2011	$176,129	$2,099,826	$37,125	$15,425

Investment income:
Dividends	169	53,073	1,901	1,084
Investment expenses:
Mortality and expense risk and other charges	5,800	41,409	1,938	2,282

Net investment income (loss)	(5,631)	11,664	(37)	(1,198)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	36,072	—	—
Realized gain (loss) on investments	32,858	26,533	(178)	(7,004)

Net realized capital gains (losses) on investments	32,858	62,605	(178)	(7,004)
Net change in unrealized appreciation (depreciation)	(75,284)	45,419	(30,245)	(9,383)

Net gain (loss) on investment	(42,426)	108,024	(30,423)	(16,387)
Increase (decrease) in net assets from operations	(48,057)	119,688	(30,460)	(17,585)

Increase (decrease) in net assets from contract transactions	301,151	1,195,520	177,361	195,966

Total increase (decrease) in net assets	253,094	1,315,208	146,901	178,381

Net Assets as of December 31, 2011	$429,223	$3,415,034	$184,026	$193,806

Investment income:
Dividends	987	91,786	2,996	1,296
Investment expenses:
Mortality and expense risk and other charges	7,117	81,833	2,650	3,690

Net investment income (loss)	(6,130)	9,953	346	(2,394)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	88,120	149,242	—	—
Realized gain (loss) on investments	(18,867)	55,628	(22,044)	710

Net realized capital gains (losses) on investments	69,253	204,870	(22,044)	710
Net change in unrealized appreciation (depreciation)	(14,735)	(68,344)	41,978	29,492

Net gain (loss) on investment	54,518	136,526	19,934	30,202
Increase (decrease) in net assets from operations	48,388	146,479	20,280	27,808

Increase (decrease) in net assets from contract transactions	(52,762)	1,264,363	(37,328)	(1,621)

Total increase (decrease) in net assets	(4,374)	1,410,842	(17,048)	26,187

Net Assets as of December 31, 2012	$424,849	$4,825,876	$166,978	$219,993

See accompanying notes.

(1)	See footnote 1

25

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	TA Morgan Stanley Mid-Cap Growth	TA Efficient Markets	TA Vanguard ETF Index - Balanced	TA Vanguard ETF Index - Growth
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2011	$55,579	$2,332,215	$2,314,425	$9,035,954

Investment income:
Dividends	616	27,627	51,411	159,525
Investment expenses:
Mortality and expense risk and other charges	3,409	58,102	70,739	177,228

Net investment income (loss)	(2,793)	(30,475)	(19,328)	(17,703)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	51,422	54,507	115,413
Realized gain (loss) on investments	(846)	6,232	38,756	193,885

Net realized capital gains (losses) on investments	(846)	57,654	93,263	309,298
Net change in unrealized appreciation (depreciation)	(38,843)	(201,919)	(115,625)	(642,385)

Net gain (loss) on investment	(39,689)	(144,265)	(22,362)	(333,087)
Increase (decrease) in net assets from operations	(42,482)	(174,740)	(41,690)	(350,790)

Increase (decrease) in net assets from contract transactions	535,848	1,503,282	5,610,801	4,013,215

Total increase (decrease) in net assets	493,366	1,328,542	5,569,111	3,662,425

Net Assets as of December 31, 2011	$548,945	$3,660,757	$7,883,536	$12,698,379

Investment income:
Dividends	—	53,285	133,161	269,338
Investment expenses:
Mortality and expense risk and other charges	9,694	69,163	179,209	273,466

Net investment income (loss)	(9,694)	(15,878)	(46,048)	(4,128)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	24,806	151,469	271,203	1,373,851
Realized gain (loss) on investments	(22,455)	47,309	43,559	82,185

Net realized capital gains (losses) on investments	2,351	198,778	314,762	1,456,036
Net change in unrealized appreciation (depreciation)	31,144	205,319	389,879	(27,806)

Net gain (loss) on investment	33,495	404,097	704,641	1,428,230
Increase (decrease) in net assets from operations	23,801	388,219	658,593	1,424,102

Increase (decrease) in net assets from contract transactions	(120,018)	69,014	6,220,054	5,717,591

Total increase (decrease) in net assets	(96,217)	457,233	6,878,647	7,141,693

Net Assets as of December 31, 2012	$452,728	$4,117,990	$14,762,183	$19,840,072

See accompanying notes.

(1)	See footnote 1

26

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	TA AEGON US Government Securities - PAM	TA ProFunds UltraBear Fund - OAM	TA Vanguard ETF Index - Conservative	TA Vanguard ETF Index - Aggressive Growth
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2011	$7,102	$81,902	$770,592	$103,789

Investment income:
Dividends	1,590	—	12,096	2,614
Investment expenses:
Mortality and expense risk and other charges	438	15,217	31,298	5,129

Net investment income (loss)	1,152	(15,217)	(19,202)	(2,515)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	1,081	—	5,374	144
Realized gain (loss) on investments	(219)	(47,209)	15,647	(9,543)

Net realized capital gains (losses) on investments	862	(47,209)	21,021	(9,399)
Net change in unrealized appreciation (depreciation)	(1,377)	(466,677)	13,316	(28,411)

Net gain (loss) on investment	(515)	(513,886)	34,337	(37,810)
Increase (decrease) in net assets from operations	637	(529,103)	15,135	(40,325)

Increase (decrease) in net assets from contract transactions	59,682	2,393,638	2,084,977	561,546

Total increase (decrease) in net assets	60,319	1,864,535	2,100,112	521,221

Net Assets as of December 31, 2011	$67,421	$1,946,437	$2,870,704	$625,010

Investment income:
Dividends	6,218	—	36,228	8,237
Investment expenses:
Mortality and expense risk and other charges	3,587	22,146	58,721	13,518

Net investment income (loss)	2,631	(22,146)	(22,493)	(5,281)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	10,111	—	32,414	12,017
Realized gain (loss) on investments	(7,830)	(886,121)	39,955	(7,246)

Net realized capital gains (losses) on investments	2,281	(886,121)	72,369	4,771
Net change in unrealized appreciation (depreciation)	1,078	257,921	114,479	95,006

Net gain (loss) on investment	3,359	(628,200)	186,848	99,777
Increase (decrease) in net assets from operations	5,990	(650,346)	164,355	94,496

Increase (decrease) in net assets from contract transactions	(3,546)	(103,424)	2,065,556	279,331

Total increase (decrease) in net assets	2,444	(753,770)	2,229,911	373,827

Net Assets as of December 31, 2012	$69,865	$1,192,667	$5,100,615	$998,837

See accompanying notes.

(1)	See footnote 1

27

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	TA Janus Balanced	TA PIMCO Tactical - Balanced	TA PIMCO Tactical - Growth	TA PIMCO Tactical - Conservative
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2011	$122,044	$533,737	$18,966	$139,899

Investment income:
Dividends	434	6,650	—	2,933
Investment expenses:
Mortality and expense risk and other charges	4,318	8,936	52	2,937

Net investment income (loss)	(3,884)	(2,286)	(52)	(4)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	6,043	(44)	1,224	(528)

Net realized capital gains (losses) on investments	6,043	(44)	1,224	(528)
Net change in unrealized appreciation (depreciation)	(54,580)	(25,757)	(783)	(16,971)

Net gain (loss) on investment	(48,537)	(25,801)	441	(17,499)
Increase (decrease) in net assets from operations	(52,421)	(28,087)	389	(17,503)

Increase (decrease) in net assets from contract transactions	305,790	3,065	(18,911)	85,437

Total increase (decrease) in net assets	253,369	(25,022)	(18,522)	67,934

Net Assets as of December 31, 2011	$375,413	$508,715	$444	$207,833

Investment income:
Dividends	—	9,651	516	2,116
Investment expenses:
Mortality and expense risk and other charges	10,967	9,751	1,234	3,837

Net investment income (loss)	(10,967)	(100)	(718)	(1,721)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	(23,621)	(677)	(16)	(8,931)

Net realized capital gains (losses) on investments	(23,621)	(677)	(16)	(8,931)
Net change in unrealized appreciation (depreciation)	86,112	(1,649)	109	10,128

Net gain (loss) on investment	62,491	(2,326)	93	1,197
Increase (decrease) in net assets from operations	51,524	(2,426)	(625)	(524)

Increase (decrease) in net assets from contract transactions	609,254	531,906	417,673	124,979

Total increase (decrease) in net assets	660,778	529,480	417,048	124,455

Net Assets as of December 31, 2012	$1,036,191	$1,038,195	$417,492	$332,288

See accompanying notes.

(1)	See footnote 1

28

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	TA Hanlon Income	TA JPMorgan Mid Cap Value	TA AEGON Tactical Vanguard ETF - Growth	TA AEGON Tactical Vanguard ETF - Balanced
	Subaccount	Subaccount	Subaccount(1)	Subaccount(1)
Net Assets as of January 1, 2011	$794,000	$92,744	$—	$—

Investment income:
Dividends	10,461	1,908	—	—
Investment expenses:
Mortality and expense risk and other charges	13,425	2,491	1,042	14

Net investment income (loss)	(2,964)	(583)	(1,042)	(14)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	3,439	—	—	—
Realized gain (loss) on investments	(993)	7,769	(482)	(10)

Net realized capital gains (losses) on investments	2,446	7,769	(482)	(10)
Net change in unrealized appreciation (depreciation)	6,530	(12,664)	(10,319)	124

Net gain (loss) on investment	8,976	(4,895)	(10,801)	114
Increase (decrease) in net assets from operations	6,012	(5,478)	(11,843)	100

Increase (decrease) in net assets from contract transactions	240,379	116,371	729,243	12,055

Total increase (decrease) in net assets	246,391	110,893	717,400	12,155

Net Assets as of December 31, 2011	$1,040,391	$203,637	$717,400	$12,155

Investment income:
Dividends	24,894	2,308	7,568	1,233
Investment expenses:
Mortality and expense risk and other charges	18,308	6,432	18,325	12,636

Net investment income (loss)	6,586	(4,124)	(10,757)	(11,403)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	930
Realized gain (loss) on investments	(84)	6,727	14,836	822

Net realized capital gains (losses) on investments	(84)	6,727	14,836	1,752
Net change in unrealized appreciation (depreciation)	13,802	49,485	91,188	52,789

Net gain (loss) on investment	13,718	56,212	106,024	54,541
Increase (decrease) in net assets from operations	20,304	52,088	95,267	43,138

Increase (decrease) in net assets from contract transactions	55,862	247,155	871,588	2,116,762

Total increase (decrease) in net assets	76,166	299,243	966,855	2,159,900

Net Assets as of December 31, 2012	$1,116,557	$502,880	$1,684,255	$2,172,055

See accompanying notes.

(1)	See footnote 1

29

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	TA AEGON Tactical Vanguard ETF - Conservative	TA PIMCO Real Return TIPS	TA JPMorgan Core Bond	TA JPMorgan Tactical Allocation
	Subaccount(1)	Subaccount(1)	Subaccount(1)	Subaccount(1)
Net Assets as of January 1, 2011	$—	$—	$—	$—

Investment income:
Dividends	—	—	1,638	2,869
Investment expenses:
Mortality and expense risk and other charges	1,901	7,797	836	2,514

Net investment income (loss)	(1,901)	(7,797)	802	355
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	51	—
Realized gain (loss) on investments	(570)	310	(150)	(1,503)

Net realized capital gains (losses) on investments	(570)	310	(99)	(1,503)
Net change in unrealized appreciation (depreciation)	7,402	34,899	512	4,651

Net gain (loss) on investment	6,832	35,209	413	3,148
Increase (decrease) in net assets from operations	4,931	27,412	1,215	3,503

Increase (decrease) in net assets from contract transactions	1,185,494	2,111,890	350,319	705,229

Total increase (decrease) in net assets	1,190,425	2,139,302	351,534	708,732

Net Assets as of December 31, 2011	$1,190,425	$2,139,302	$351,534	$708,732

Investment income:
Dividends	8,286	11,833	30,145	17,575
Investment expenses:
Mortality and expense risk and other charges	31,594	74,798	17,338	44,243

Net investment income (loss)	(23,308)	(62,965)	12,807	(26,668)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	11,300	69,661	477	—
Realized gain (loss) on investments	8,875	78,003	5,057	5,158

Net realized capital gains (losses) on investments	20,175	147,664	5,534	5,158
Net change in unrealized appreciation (depreciation)	93,236	62,784	4,881	135,636

Net gain (loss) on investment	113,411	210,448	10,415	140,794
Increase (decrease) in net assets from operations	90,103	147,483	23,222	114,126

Increase (decrease) in net assets from contract transactions	1,467,719	4,827,106	1,146,127	3,680,842

Total increase (decrease) in net assets	1,557,822	4,974,589	1,169,349	3,794,968

Net Assets as of December 31, 2012	$2,748,247	$7,113,891	$1,520,883	$4,503,700

See accompanying notes.

(1)	See footnote 1

30

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	TA Legg Mason Dynamic Allocation - Balanced	TA Legg Mason Dynamic Allocation - Growth	TA Market Participation Strategy	Franklin Income Securities
	Subaccount(1)	Subaccount(1)	Subaccount(1)	Subaccount
Net Assets as of January 1, 2011	$—	$—	$—	$436,758

Investment income:
Dividends	—	—	—	49,841
Investment expenses:
Mortality and expense risk and other charges	—	—	—	13,089

Net investment income (loss)	—	—	—	36,752
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	—	—	—	2,824

Net realized capital gains (losses) on investments	—	—	—	2,824
Net change in unrealized appreciation (depreciation)	—	—	—	(55,318)

Net gain (loss) on investment	—	—	—	(52,494)
Increase (decrease) in net assets from operations	—	—	—	(15,742)

Increase (decrease) in net assets from contract transactions	—	—	—	569,266

Total increase (decrease) in net assets	—	—	—	553,524

Net Assets as of December 31, 2011	$—	$—	$—	$990,282

Investment income:
Dividends	—	—	—	66,948
Investment expenses:
Mortality and expense risk and other charges	4,200	1,103	89	19,593

Net investment income (loss)	(4,200)	(1,103)	(89)	47,355
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	311	32	—	496

Net realized capital gains (losses) on investments	311	32	—	496
Net change in unrealized appreciation (depreciation)	6,136	2,436	564	60,944

Net gain (loss) on investment	6,447	2,468	564	61,440
Increase (decrease) in net assets from operations	2,247	1,365	475	108,795

Increase (decrease) in net assets from contract transactions	939,149	287,276	48,476	177,995

Total increase (decrease) in net assets	941,396	288,641	48,951	286,790

Net Assets as of December 31, 2012	$941,396	$288,641	$48,951	$1,277,072

See accompanying notes.

(1)	See footnote 1

31

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	Mutual Shares Securities	Templeton Foreign Securities	Franklin Templeton VIP Founding Funds Allocation	Invesco Van Kampen V.I. Value Opportunities
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2011	$100,772	$147,112	$667,386	$48,217

Investment income:
Dividends	7,780	8,273	108	1,576
Investment expenses:
Mortality and expense risk and other charges	4,216	6,757	13,316	2,893

Net investment income (loss)	3,564	1,516	(13,208)	(1,317)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	4,482	5,132	8,321	(330)

Net realized capital gains (losses) on investments	4,482	5,132	8,321	(330)
Net change in unrealized appreciation (depreciation)	(25,439)	(97,425)	(23,287)	(11,779)

Net gain (loss) on investment	(20,957)	(92,293)	(14,966)	(12,109)
Increase (decrease) in net assets from operations	(17,393)	(90,777)	(28,174)	(13,426)

Increase (decrease) in net assets from contract transactions	263,803	488,891	167,240	226,005

Total increase (decrease) in net assets	246,410	398,114	139,066	212,579

Net Assets as of December 31, 2011	$347,182	$545,226	$806,452	$260,796

Investment income:
Dividends	4,180	13,832	27,716	1,605
Investment expenses:
Mortality and expense risk and other charges	3,772	9,448	20,262	2,463

Net investment income (loss)	408	4,384	7,454	(858)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	(5,819)	(32,339)	14,396	1,041

Net realized capital gains (losses) on investments	(5,819)	(32,339)	14,396	1,041
Net change in unrealized appreciation (depreciation)	33,428	127,464	103,733	26,860

Net gain (loss) on investment	27,609	95,125	118,129	27,901
Increase (decrease) in net assets from operations	28,017	99,509	125,583	27,043

Increase (decrease) in net assets from contract transactions	(164,764)	11,351	339,503	(151,088)

Total increase (decrease) in net assets	(136,747)	110,860	465,086	(124,045)

Net Assets as of December 31, 2012	$210,435	$656,086	$1,271,538	$136,751

See accompanying notes.

(1)	See footnote 1

32

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	Invesco Van Kampen V.I. American Franchise	MFS® New Discovery	MFS® Total Return	Fidelity VIP Contrafund®
	Subaccount(1)	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2011	$—	$122,045	$196,702	$329,079

Investment income:
Dividends	—	—	11,487	6,666
Investment expenses:
Mortality and expense risk and other charges	—	5,568	6,461	10,831

Net investment income (loss)	—	(5,568)	5,026	(4,165)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	49,775	—	—
Realized gain (loss) on investments	—	10,747	7,308	23,946

Net realized capital gains (losses) on investments	—	60,522	7,308	23,946
Net change in unrealized appreciation (depreciation)	—	(131,055)	(20,770)	(75,204)

Net gain (loss) on investment	—	(70,533)	(13,462)	(51,258)
Increase (decrease) in net assets from operations	—	(76,101)	(8,436)	(55,423)

Increase (decrease) in net assets from contract transactions	—	365,013	322,648	562,770

Total increase (decrease) in net assets	—	288,912	314,212	507,347

Net Assets as of December 31, 2011	$—	$410,957	$510,914	$836,426

Investment income:
Dividends	—	—	7,827	13,299
Investment expenses:
Mortality and expense risk and other charges	467	8,559	5,522	18,183

Net investment income (loss)	(467)	(8,559)	2,305	(4,884)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	44,487	—	—
Realized gain (loss) on investments	(47)	(44,136)	(74)	3,818

Net realized capital gains (losses) on investments	(47)	351	(74)	3,818
Net change in unrealized appreciation (depreciation)	(1,049)	80,628	29,279	121,268

Net gain (loss) on investment	(1,096)	80,979	29,205	125,086
Increase (decrease) in net assets from operations	(1,563)	72,420	31,510	120,202

Increase (decrease) in net assets from contract transactions	39,625	12,538	(226,466)	260,997

Total increase (decrease) in net assets	38,062	84,958	(194,956)	381,199

Net Assets as of December 31, 2012	$38,062	$495,915	$315,958	$1,217,625

See accompanying notes.

(1)	See footnote 1

33

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	Fidelity VIP Equity- Income	Fidelity VIP Growth	Fidelity VIP Mid Cap	Fidelity VIP Value Strategies
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2011	$12,452	$74,036	$119,378	$87,903

Investment income:
Dividends	3,428	217	75	1,758
Investment expenses:
Mortality and expense risk and other charges	1,705	2,447	4,526	2,712

Net investment income (loss)	1,723	(2,230)	(4,451)	(954)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	399	586	—
Realized gain (loss) on investments	395	7,781	9,342	4,641

Net realized capital gains (losses) on investments	395	8,180	9,928	4,641
Net change in unrealized appreciation (depreciation)	(9,451)	(17,713)	(53,040)	(30,429)

Net gain (loss) on investment	(9,056)	(9,533)	(43,112)	(25,788)
Increase (decrease) in net assets from operations	(7,333)	(11,763)	(47,563)	(26,742)

Increase (decrease) in net assets from contract transactions	139,098	99,684	233,171	159,809

Total increase (decrease) in net assets	131,765	87,921	185,608	133,067

Net Assets as of December 31, 2011	$144,217	$161,957	$304,986	$220,970

Investment income:
Dividends	4,177	486	2,238	1,021
Investment expenses:
Mortality and expense risk and other charges	2,537	2,468	7,874	4,419

Net investment income (loss)	1,640	(1,982)	(5,636)	(3,398)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	9,490	—	47,146	—
Realized gain (loss) on investments	(147)	5,683	(7,685)	(608)

Net realized capital gains (losses) on investments	9,343	5,683	39,461	(608)
Net change in unrealized appreciation (depreciation)	9,473	14,989	6,559	55,874

Net gain (loss) on investment	18,816	20,672	46,020	55,266
Increase (decrease) in net assets from operations	20,456	18,690	40,384	51,868

Increase (decrease) in net assets from contract transactions	(17,717)	(44,650)	248,217	18,436

Total increase (decrease) in net assets	2,739	(25,960)	288,601	70,304

Net Assets as of December 31, 2012	$146,956	$135,997	$593,587	$291,274

See accompanying notes.

(1)	See footnote 1

34

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	Fidelity VIP Balanced	Janus Aspen - Enterprise	Janus Aspen - Worldwide	AllianceBernstein Growth and Income
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2011	$1,011,236	$1,179	$64,439	$73,118

Investment income:
Dividends	32,045	—	1,425	2,053
Investment expenses:
Mortality and expense risk and other charges	34,385	877	3,233	2,721

Net investment income (loss)	(2,340)	(877)	(1,808)	(668)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	5,948	—	—	—
Realized gain (loss) on investments	83,376	(611)	1,576	2,493

Net realized capital gains (losses) on investments	89,324	(611)	1,576	2,493
Net change in unrealized appreciation (depreciation)	(232,493)	(4,129)	(43,102)	(4,580)

Net gain (loss) on investment	(143,169)	(4,740)	(41,526)	(2,087)
Increase (decrease) in net assets from operations	(145,509)	(5,617)	(43,334)	(2,755)

Increase (decrease) in net assets from contract transactions	1,208,265	98,970	256,865	127,662

Total increase (decrease) in net assets	1,062,756	93,353	213,531	124,907

Net Assets as of December 31, 2011	$2,073,992	$94,532	$277,970	$198,025

Investment income:
Dividends	45,260	—	1,157	3,032
Investment expenses:
Mortality and expense risk and other charges	42,432	776	2,752	4,780

Net investment income (loss)	2,828	(776)	(1,595)	(1,748)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	119,302	—	—	—
Realized gain (loss) on investments	27,503	396	(16,873)	15,445

Net realized capital gains (losses) on investments	146,805	396	(16,873)	15,445
Net change in unrealized appreciation (depreciation)	119,838	9,651	52,566	17,505

Net gain (loss) on investment	266,643	10,047	35,693	32,950
Increase (decrease) in net assets from operations	269,471	9,271	34,098	31,202

Increase (decrease) in net assets from contract transactions	720,687	(62,353)	(154,487)	48,771

Total increase (decrease) in net assets	990,158	(53,082)	(120,389)	79,973

Net Assets as of December 31, 2012	$3,064,150	$41,450	$157,581	$277,998

See accompanying notes.

(1)	See footnote 1

35

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	AllianceBernstein Large Cap Growth	AllianceBernstein Balanced Wealth Strategy	American Funds - Asset Allocation	American Funds - Bond
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2011	$99,755	$195,498	$2,439,698	$110,509

Investment income:
Dividends	90	6,008	63,650	23,360
Investment expenses:
Mortality and expense risk and other charges	1,926	5,869	56,163	9,249

Net investment income (loss)	(1,836)	139	7,487	14,111
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	2,124	321	17,469	994

Net realized capital gains (losses) on investments	2,124	321	17,469	994
Net change in unrealized appreciation (depreciation)	(7,796)	(17,596)	(47,438)	386

Net gain (loss) on investment	(5,672)	(17,275)	(29,969)	1,380
Increase (decrease) in net assets from operations	(7,508)	(17,136)	(22,482)	15,491

Increase (decrease) in net assets from contract transactions	9,044	305,863	1,089,985	732,086

Total increase (decrease) in net assets	1,536	288,727	1,067,503	747,577

Net Assets as of December 31, 2011	$101,291	$484,225	$3,507,201	$858,086

Investment income:
Dividends	34	13,201	84,317	35,425
Investment expenses:
Mortality and expense risk and other charges	2,041	13,120	81,973	24,273

Net investment income (loss)	(2,007)	81	2,344	11,152
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	2,334	4,574	44,900	8,844

Net realized capital gains (losses) on investments	2,334	4,574	44,900	8,844
Net change in unrealized appreciation (depreciation)	14,491	57,794	457,746	16,255

Net gain (loss) on investment	16,825	62,368	502,646	25,099
Increase (decrease) in net assets from operations	14,818	62,449	504,990	36,251

Increase (decrease) in net assets from contract transactions	(8,995)	234,537	611,702	674,028

Total increase (decrease) in net assets	5,823	296,986	1,116,692	710,279

Net Assets as of December 31, 2012	$107,114	$781,211	$4,623,893	$1,568,365

See accompanying notes.

(1)	See footnote 1

36

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	American Funds - Growth	American Funds - Growth-Income	American Funds - International	GE Investments Total Return
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2011	$601,221	$102,159	$118,591	$20,866

Investment income:
Dividends	5,877	3,124	3,676	3,118
Investment expenses:
Mortality and expense risk and other charges	17,199	2,661	3,154	2,379

Net investment income (loss)	(11,322)	463	522	739
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	15,199	1,477	2,036	682

Net realized capital gains (losses) on investments	15,199	1,477	2,036	682
Net change in unrealized appreciation (depreciation)	(85,491)	(11,284)	(33,875)	(12,890)

Net gain (loss) on investment	(70,292)	(9,807)	(31,839)	(12,208)
Increase (decrease) in net assets from operations	(81,614)	(9,344)	(31,317)	(11,469)

Increase (decrease) in net assets from contract transactions	429,547	113,767	113,547	188,061

Total increase (decrease) in net assets	347,933	104,423	82,230	176,592

Net Assets as of December 31, 2011	$949,154	$206,582	$200,821	$197,458

Investment income:
Dividends	9,491	12,370	5,586	4,238
Investment expenses:
Mortality and expense risk and other charges	23,934	9,778	7,531	5,234

Net investment income (loss)	(14,443)	2,592	(1,945)	(996)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	78,007	8,370	(15,976)	(1,719)

Net realized capital gains (losses) on investments	78,007	8,370	(15,976)	(1,719)
Net change in unrealized appreciation (depreciation)	72,240	26,541	56,179	23,745

Net gain (loss) on investment	150,247	34,911	40,203	22,026
Increase (decrease) in net assets from operations	135,804	37,503	38,258	21,030

Increase (decrease) in net assets from contract transactions	110,220	683,547	175,684	100,624

Total increase (decrease) in net assets	246,024	721,050	213,942	121,654

Net Assets as of December 31, 2012	$1,195,178	$927,632	$414,763	$319,112

See accompanying notes.

(1)	See footnote 1

37

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Notes to Financial Statements

December 31, 2012

1. Organization and Summary of Significant Accounting Policies

Organization

Separate Account VA WNY (the Separate Account) is a segregated investment account of Transamerica Financial Life Insurance Company (TFLIC), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of Transamerica LibertySM NY Variable Annuity.

The TA AEGON U.S. Government Securities-Portfolio Asset Manager-Service Class (PAM) and the TA Profunds UltraBear-Open Allocation Method-Service Class (OAM) are included in the subaccount listing only to facilitate a contract owner purchase option.

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
Transamerica Series Trust - Service Class	Transamerica Series Trust - Service Class
TA Asset Allocation-Growth	Transamerica Asset Allocation-Growth VP
TA Asset Allocation-Conservative	Transamerica Asset Allocation-Conservative VP
TA Asset Allocation-Moderate	Transamerica Asset Allocation-Moderate VP
TA Asset Allocation-Moderate Growth	Transamerica Asset Allocation-Moderate Growth VP
TA International Moderate Growth	Transamerica International Moderate Growth VP
TA AEGON Money Market	Transamerica AEGON Money Market VP
TA BlackRock Large Cap Value	Transamerica BlackRock Large Cap Value VP
TA BlackRock Global Allocation	Transamerica BlackRock Global Allocation VP
TA BlackRock Tactical Allocation	Transamerica BlackRock Tactical Allocation VP
TA Clarion Global Real Estate Securities	Transamerica Clarion Global Real Estate Securities VP
TA Jennison Growth	Transamerica Jennison Growth VP
TA JPMorgan Enhanced Index	Transamerica JPMorgan Enhanced Index VP
TA Morgan Stanley Capital Growth	Transamerica Morgan Stanley Capital Growth VP
TA AEGON High Yield Bond	Transamerica AEGON High Yield Bond VP
TA MFS International Equity	Transamerica MFS International Equity VP
TA PIMCO Total Return	Transamerica PIMCO Total Return VP
TA T. Rowe Price Small Cap	Transamerica T. Rowe Price Small Cap VP
TA Multi-Managed Balanced	Transamerica Multi-Managed Balanced VP
TA AllianceBernstein Dynamic Allocation	Transamerica AllianceBernstein Dynamic Allocation VP
TA WMC Diversified Growth	Transamerica WMC Diversified Growth VP
TA Systematic Small/Mid Cap Value	Transamerica Systematic Small/Mid Cap Value VP
TA AEGON U.S. Government Securities	Transamerica AEGON U.S. Government Securities VP
TA Morgan Stanley Active International Allocation	Transamerica Morgan Stanley Active International Allocation VP
TA Multi Managed Large Cap Core	Transamerica Multi Managed Large Cap Core VP
TA Morgan Stanley Mid-Cap Growth	Transamerica Morgan Stanley Mid-Cap Growth VP
TA Efficient Markets	Transamerica Efficient Markets VP

38

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Notes to Financial Statements

December 31, 2012

1. Organization and Summary of Significant Accounting Policies (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
Transamerica Series Trust - Service Class	Transamerica Series Trust - Service Class
TA Vanguard ETF Index - Balanced	Transamerica Index 50 VP
TA Vanguard ETF Index - Growth	Transamerica Index 75 VP
TA AEGON US Government Securities - PAM	Transamerica AEGON US Government Securities VP
TA ProFunds UltraBear Fund - OAM	Transamerica ProFunds UltraBear Fund VP
TA Vanguard ETF Index - Conservative	Transamerica Index 35 VP
TA Vanguard ETF Index - Aggressive Growth	Transamerica Index 100 VP
TA Janus Balanced	Transamerica Janus Balanced VP
TA PIMCO Tactical - Balanced	Transamerica PIMCO Tactical - Balanced VP
TA PIMCO Tactical - Growth	Transamerica PIMCO Tactical - Growth VP
TA PIMCO Tactical - Conservative	Transameric PIMCO Tactical - Conservative VP
TA Hanlon Income	Transamerica Hanlon Income VP
TA JPMorgan Mid Cap Value	Transamerica JPMorgan Mid Cap Value VP
TA AEGON Tactical Vanguard ETF - Growth	Transamerica AEGON Active Asset Allocation - Moderate Growth VP
TA AEGON Tactical Vanguard ETF - Balanced	Transamerica AEGON Active Asset Allocation - Moderate VP
TA AEGON Tactical Vanguard ETF - Conservative	Transamerica AEGON Active Asset Allocation - Conservative VP
TA PIMCO Real Return TIPS	Transamerica PIMCO Real Return TIPS VP
TA JPMorgan Core Bond	Transamerica JPMorgan Core Bond VP
TA JPMorgan Tactical Allocation	Transamerica JPMorgan Tactical Allocation VP
TA Legg Mason Dynamic Allocation - Balanced	Transamerica Legg Mason Dynamic Allocation - Balanced VP
TA Legg Mason Dynamic Allocation - Growth	Transamerica Legg Mason Dynamic Allocation - Growth VP
TA Market Participation Strategy	Transamerica Market Participation Strategy VP
Franklin Templeton Variable Insurance Products Trust - Class 2	Franklin Templeton Variable Insurance Products Trust - Class 2
Franklin Income Securities	Franklin Income Securities Fund
Mutual Shares Securities	Mutual Shares Securities Fund
Templeton Foreign Securities	Templeton Foreign Securities Fund
Franklin Templeton Variable Insurance Products Trust - Class 4	Franklin Templeton Variable Insurance Products Trust - Class 4
Franklin Templeton VIP Founding Funds Allocation	Franklin Templeton VIP Founding Funds Allocation Fund
AIM Variable Insurance Funds (Invesco Variable Insurance Funds) - Series II Shares	AIM Variable Insurance Funds (Invesco Variable Insurance Funds) - Series II Shares
Invesco Van Kampen V.I. Value Opportunities	Invesco Van Kampen V.I. Value Opportunities Fund
Invesco Van Kampen V.I. American Franchise	Invesco Van Kampen V.I. American Franchise Fund
MFS® Variable Insurance Trust - Service Class	MFS® Variable Insurance Trust - Service Class
MFS® New Discovery	MFS® New Discovery Series
MFS® Total Return	MFS® Total Return Series
Fidelity® Variable Insurance Products Fund - Service Class 2	Fidelity® Variable Insurance Products Fund - Service Class 2
Fidelity VIP Contrafund®	Fidelity VIP Contrafund® Portfolio
Fidelity VIP Equity-Income	Fidelity VIP Equity-Income Portfolio
Fidelity VIP Growth	Fidelity VIP Growth Portfolio
Fidelity VIP Mid Cap	Fidelity VIP Mid Cap Portfolio
Fidelity VIP Value Strategies	Fidelity VIP Value Strategies Portfolio
Fidelity VIP Balanced	Fidelity VIP Balanced Portfolio

39

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Notes to Financial Statements

December 31, 2012

1. Organization and Summary of Significant Accounting Policies (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
Janus Aspen Series - Service Shares	Janus Aspen Series - Service Shares
Janus Aspen - Enterprise	Janus Aspen - Enterprise Portfolio
Janus Aspen - Worldwide	Janus Aspen - Worldwide Portfolio
AllianceBernstein Variable Products Series Fund, Inc. - Class B	AllianceBernstein Variable Products Series Fund, Inc. - Class B
AllianceBernstein Growth and Income	AllianceBernstein Growth and Income Portfolio
AllianceBernstein Large Cap Growth	AllianceBernstein Large Cap Growth Portfolio
AllianceBernstein Balanced Wealth Strategy	AllianceBernstein Balanced Wealth Strategy Portfolio
American Funds Insurance Series® - Class 2	American Funds Insurance Series® - Class 2
American Funds - Asset Allocation	American Funds - Asset Allocation Fund
American Funds - Bond	American Funds - Bond Fund
American Funds - Growth	American Funds - Growth Fund
American Funds - Growth-Income	American Funds - Growth-Income Fund
American Funds - International	American Funds - International Fund
GE Investments Funds, Inc. - Class 3	GE Investments Funds, Inc. - Class 3
GE Investments Total Return	GE Investments Total Return Fund

The following subaccount name changes were made effective during the fiscal year ended December 31, 2012:

Subaccount	Formerly
TA PIMCO Tactical - Balanced	TA Hanlon Balanced
TA PIMCO Tactical - Growth	TA Hanlon Growth
TA PIMCO Tactical - Conservative	TA Hanlon Growth and Income
Invesco Van Kampen V.I. Value Opportunities	Invesco V.I. Basic Value

During the current year the following subaccounts were liquidated and subsequently reinvested:

Reinvested Subaccount	Liquidated Subaccount
Invesco Van Kampen V.I. American Franchise	Invesco V.I. Capital Appreciation

Each period reported on reflects a full twelve month period except as follows:

Subaccount	Inception Date
TA Market Participation Strategy	September 17, 2012
TA Legg Mason Dynamic Allocation - Balanced	May 1, 2012
TA Legg Mason Dynamic Allocation - Growth	May 1, 2012
Invesco Van Kampen V.I. American Franchise	April 27, 2012
TA AEGON Tactical Vanguard ETF - Growth	May 2, 2011
TA AEGON Tactical Vanguard ETF - Balanced	May 2, 2011
TA AEGON Tactical Vanguard ETF - Conservative	May 2, 2011
TA PIMCO Real Return TIPS	May 2, 2011
TA JPMorgan Core Bond	May 2, 2011
TA JPMorgan Tactical Allocation	May 2, 2011
TA Vanguard ETF Index - Conservative	November 19, 2009
TA Vanguard ETF Index – Aggressive Growth	November 19, 2009
TA Janus Balanced	November 19, 2009
TA PIMCO Tactical - Balanced	November 19, 2009
TA PIMCO Tactical - Growth	November 19, 2009

40

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Notes to Financial Statements

December 31, 2012

1. Organization and Summary of Significant Accounting Policies (continued)

Subaccount	Inception Date
TA PIMCO Tactical - Conservative	November 19, 2009
TA Hanlon Income	November 19, 2009
TA JPMorgan Mid Cap Value	November 19, 2009
American Funds - Asset Allocation	November 19, 2009
American Funds - Bond	November 19, 2009
American Funds - Growth	November 19, 2009
American Funds - Growth-Income	November 19, 2009
American Funds - International	November 19, 2009
GE Investments Total Return	November 19, 2009
TA BlackRock Global Allocation	May 1, 2009
TA BlackRock Tactical Allocation	May 1, 2009
TA ProFunds UltraBear Fund - OAM	May 1, 2009
TA AEGON US Government Securities - PAM	November 10, 2008
Franklin Templeton VIP Founding Funds Allocation	November 10, 2008
AllianceBernstein Balanced Wealth Strategy	November 10, 2008
TA Efficient Markets	May 1, 2008
TA Vanguard ETF Index - Balanced	May 1, 2008
Fidelity VIP Balanced	May 1, 2008
TA Asset Allocation-Growth	January 22, 2008
TA BlackRock Large Cap Value	January 22, 2008
TA Clarion Global Real Estate Securities	January 22, 2008
TA Jennison Growth	January 22, 2008
TA JPMorgan Enhanced Index	January 22, 2008
TA Morgan Stanley Capital Growth	January 22, 2008
TA AEGON High Yield Bond	January 22, 2008
TA MFS International Equity	January 22, 2008
TA PIMCO Total Return	January 22, 2008
TA T. Rowe Price Small Cap	January 22, 2008
TA Multi-Managed Balanced	January 22, 2008
TA AllianceBernstein Dynamic Allocation	January 22, 2008
TA WMC Diversified Growth	January 22, 2008
TA Systematic Small/Mid Cap Value	January 22, 2008
TA AEGON U.S. Government Securities	January 22, 2008
TA Morgan Stanley Active International Allocation	January 22, 2008
TA Multi Managed Large Cap Core	January 22, 2008
TA Morgan Stanley Mid-Cap Growth	January 22, 2008
TA Vanguard ETF Index - Growth	January 22, 2008
Franklin Income Securities	January 22, 2008
Mutual Shares Securities	January 22, 2008
Templeton Foreign Securities	January 22, 2008
Invesco Van Kampen V.I. Value Opportunities	January 22, 2008
MFS® New Discovery	January 22, 2008
MFS® Total Return	January 22, 2008
Fidelity VIP Contrafund®	January 22, 2008
Fidelity VIP Equity-Income	January 22, 2008

41

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Notes to Financial Statements

December 31, 2012

1. Organization and Summary of Significant Accounting Policies (continued)

Subaccount	Inception Date
Fidelity VIP Growth	January 22, 2008
Fidelity VIP Mid Cap	January 22, 2008
Fidelity VIP Value Strategies	January 22, 2008
Janus Aspen - Enterprise	January 22, 2008
Janus Aspen - Worldwide	January 22, 2008
AllianceBernstein Growth and Income	January 22, 2008
AllianceBernstein Large Cap Growth	January 22, 2008

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2012.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

Accounting Policy

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable annuity separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, authoritative guidance that clarifies and changes fair value measurement and disclosure requirements. This guidance expands existing disclosure requirements for fair value measurements and includes other amendments but does not require additional fair value measurements. This guidance is effective for annual periods beginning on or after December 15, 2011, which for the Separate Account was January 1, 2012. The adoption did not have a material impact on the financial statements.

42

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Notes to Financial Statements

December 31, 2012

2. Investments (continued)

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2012 were as follows:

Subaccount	Purchases	Sales
TA Asset Allocation-Growth	$454,758	$107,440
TA Asset Allocation-Conservative	5,572,848	3,309,676
TA Asset Allocation-Moderate	14,274,798	1,717,755
TA Asset Allocation-Moderate Growth	5,559,185	2,829,307
TA International Moderate Growth	1,384,776	655,181
TA AEGON Money Market	4,683,423	6,458,261
TA BlackRock Large Cap Value	377,875	89,998
TA BlackRock Global Allocation	1,306,173	472,971
TA BlackRock Tactical Allocation	5,566,674	267,546
TA Clarion Global Real Estate Securities	435,718	198,212
TA Jennison Growth	182,319	121,557
TA JPMorgan Enhanced Index	63,827	17,615
TA Morgan Stanley Capital Growth	122,042	241,465
TA AEGON High Yield Bond	389,052	262,509
TA MFS International Equity	198,316	136,947
TA PIMCO Total Return	12,033,800	1,054,578
TA T. Rowe Price Small Cap	602,935	306,170
TA Multi-Managed Balanced	301,342	255,891
TA AllianceBernstein Dynamic Allocation	1,349,387	647,440
TA WMC Diversified Growth	39,871	34,378
TA Systematic Small/Mid Cap Value	249,358	220,129
TA AEGON U.S. Government Securities	9,074,442	7,650,877
TA Morgan Stanley Active International Allocation	84,568	121,551
TA Multi Managed Large Cap Core	47,917	51,931
TA Morgan Stanley Mid-Cap Growth	233,465	338,374
TA Efficient Markets	694,407	489,816
TA Vanguard ETF Index - Balanced	6,860,199	415,025
TA Vanguard ETF Index - Growth	8,083,766	996,448
TA AEGON US Government Securities - PAM	426,746	417,551
TA ProFunds UltraBear Fund - OAM	1,779,198	1,904,757
TA Vanguard ETF Index - Conservative	2,831,581	756,118
TA Vanguard ETF Index - Aggressive Growth	408,973	122,906
TA Janus Balanced	769,337	171,051
TA PIMCO Tactical - Balanced	560,518	28,712
TA PIMCO Tactical - Growth	418,285	1,332
TA PIMCO Tactical - Conservative	258,643	135,388
TA Hanlon Income	289,451	227,002

43

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Notes to Financial Statements

December 31, 2012

2. Investments (continued)

Subaccount	Purchases	Sales
TA JPMorgan Mid Cap Value	$329,614	$86,581
TA AEGON Tactical Vanguard ETF - Growth	1,270,772	409,943
TA AEGON Tactical Vanguard ETF - Balanced	2,125,198	18,913
TA AEGON Tactical Vanguard ETF - Conservative	1,682,448	226,744
TA PIMCO Real Return TIPS	5,950,572	1,116,781
TA JPMorgan Core Bond	1,362,390	202,982
TA JPMorgan Tactical Allocation	3,774,014	119,838
TA Legg Mason Dynamic Allocation - Balanced	949,173	14,222
TA Legg Mason Dynamic Allocation - Growth	287,489	1,315
TA Market Participation Strategy	48,493	106
Franklin Income Securities	507,233	281,881
Mutual Shares Securities	4,181	168,540
Templeton Foreign Securities	257,635	241,895
Franklin Templeton VIP Founding Funds Allocation	492,026	145,071
Invesco Van Kampen V.I. Value Opportunities	1,605	153,551
Invesco Van Kampen V.I. American Franchise	39,982	824
MFS® New Discovery	196,713	148,248
MFS® Total Return	7,828	231,990
Fidelity VIP Contrafund®	656,059	399,948
Fidelity VIP Equity-Income	13,667	20,255
Fidelity VIP Growth	486	47,118
Fidelity VIP Mid Cap	369,416	79,692
Fidelity VIP Value Strategies	113,614	98,576
Fidelity VIP Balanced	1,136,913	294,100
Janus Aspen - Enterprise	—	63,129
Janus Aspen - Worldwide	1,157	157,239
AllianceBernstein Growth and Income	189,350	142,327
AllianceBernstein Large Cap Growth	34	11,037
AllianceBernstein Balanced Wealth Strategy	296,032	61,413
American Funds - Asset Allocation	859,822	245,761
American Funds - Bond	836,217	151,033
American Funds - Growth	588,935	493,160
American Funds - Growth-Income	809,967	123,832
American Funds - International	306,141	132,402
GE Investments Total Return	179,601	79,972

44

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Notes to Financial Statements

3. Change in Units

The changes in units outstanding were as follows:

	Year ended December 31,
	2012			2011
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
TA Asset Allocation-Growth	354,040	11,912	365,952	232,499	44,054	276,553
TA Asset Allocation-Conservative	2,223,940	(556,358)	1,667,582	1,960,270	1,173,139	3,133,409
TA Asset Allocation-Moderate	8,831,026	626,234	9,457,260	7,696,009	(247,229)	7,448,780
TA Asset Allocation-Moderate Growth	1,638,066	377,411	2,015,477	1,290,151	(3,777,625)	(2,487,474)
TA International Moderate Growth	772,594	(35,863)	736,731	291,489	(779,277)	(487,788)
TA AEGON Money Market	3,508,571	(5,206,447)	(1,697,876)	5,140,153	(1,385,401)	3,754,752
TA BlackRock Large Cap Value	135,876	165,896	301,772	133,197	(5,675)	127,522
TA BlackRock Global Allocation	434,981	93,895	528,876	1,672,290	23,227	1,695,517
TA BlackRock Tactical Allocation	2,966,002	652,716	3,618,718	1,059,112	133,945	1,193,057
TA Clarion Global Real Estate Securities	185,786	48,348	234,134	207,717	(52,348)	155,369
TA Jennison Growth	73,261	(35,642)	37,619	95,388	(9,070)	86,318
TA JPMorgan Enhanced Index	45,688	(1,182)	44,506	29,424	(3,604)	25,820
TA Morgan Stanley Capital Growth	34,734	(186,165)	(151,431)	299,405	(13,672)	285,733
TA AEGON High Yield Bond	139,526	(70,957)	68,569	388,209	(77,942)	310,267
TA MFS International Equity	146,173	(90,550)	55,623	281,920	(46,184)	235,736
TA PIMCO Total Return	8,134,221	817,117	8,951,338	2,254,694	633,220	2,887,914
TA T. Rowe Price Small Cap	201,274	(32,700)	168,574	363,288	1,636	364,924
TA Multi-Managed Balanced	61,440	(109,814)	(48,374)	345,630	(50,578)	295,052
TA AllianceBernstein Dynamic Allocation	915,547	(166,864)	748,683	2,396,065	95,174	2,491,239
TA WMC Diversified Growth	35,132	(28,486)	6,646	40,191	65,440	105,631
TA Systematic Small/Mid Cap Value	95,557	(146,355)	(50,798)	331,429	(100,543)	230,886
TA AEGON U.S. Government Securities	8,643,792	(7,539,932)	1,103,860	4,558,371	(3,509,714)	1,048,657
TA Morgan Stanley Active International Allocation	72,737	(123,737)	(51,000)	221,878	(16,777)	205,101
TA Multi Managed Large Cap Core	2,242	(4,560)	(2,318)	175,476	(175)	175,301
TA Morgan Stanley Mid-Cap Growth	112,030	(221,205)	(109,175)	156,833	274,834	431,667
TA Efficient Markets	117,028	(58,818)	58,210	903,927	210,530	1,114,457
TA Vanguard ETF Index - Balanced	5,106,726	766,198	5,872,924	5,231,969	258,548	5,490,517

45

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Notes to Financial Statements

3. Change in Units (continued)

	Year ended December 31,
	2012			2011
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
TA Vanguard ETF Index - Growth	4,843,945	887,594	5,731,539	4,858,952	(709,616)	4,149,336
TA AEGON US Government Securities - PAM	—	284	284	—	52,313	52,313
TA ProFunds UltraBear Fund - OAM	—	(716,992)	(716,992)	—	5,918,625	5,918,625
TA Vanguard ETF Index - Conservative	2,192,307	(357,126)	1,835,181	1,158,959	760,004	1,918,963
TA Vanguard ETF Index - Aggressive Growth	188,692	38,148	226,840	548,414	(63,851)	484,563
TA Janus Balanced	336,447	305,503	641,950	314,320	(8,035)	306,285
TA PIMCO Tactical - Balanced	553,000	29,830	582,830	32,979	(31,323)	1,656
TA PIMCO Tactical - Growth	355,422	130,864	486,286	—	(18,541)	(18,541)
TA PIMCO Tactical - Conservative	262,845	(122,870)	139,975	39,102	50,801	89,903
TA Hanlon Income	237,052	(180,617)	56,435	415,228	(178,639)	236,589
TA JPMorgan Mid Cap Value	118,989	59,600	178,589	97,887	(8,591)	89,296
TA AEGON Tactical Vanguard ETF - Growth	1,105,186	(204,679)	900,507	55,492	725,462	780,954
TA AEGON Tactical Vanguard ETF - Balanced	1,530,849	584,499	2,115,348	12,685	(2)	12,683
TA AEGON Tactical Vanguard ETF - Conservative	922,560	536,115	1,458,675	441,533	774,645	1,216,178
TA PIMCO Real Return TIPS	2,750,405	1,636,529	4,386,934	1,446,911	562,110	2,009,021
TA JPMorgan Core Bond	428,110	652,075	1,080,185	326,464	10,940	337,404
TA JPMorgan Tactical Allocation	2,975,740	603,587	3,579,327	703,748	9,751	713,499
TA Legg Mason Dynamic Allocation - Balanced	795,099	139,277	934,376	—	—	—
TA Legg Mason Dynamic Allocation - Growth	288,206	(335)	287,871	—	—	—
TA Market Participation Strategy	15,349	34,148	49,497	—	—	—
Franklin Income Securities	232,927	(82,739)	150,188	575,751	(66,458)	509,293
Mutual Shares Securities	—	(178,544)	(178,544)	319,104	(40,881)	278,223
Templeton Foreign Securities	129,666	(106,548)	23,118	525,425	(24,543)	500,882
Franklin Templeton VIP Founding Funds Allocation	197,253	44,630	241,883	136,195	(13,356)	122,839
Invesco Van Kampen V.I. Value Opportunities	—	(186,330)	(186,330)	323,274	(42,409)	280,865
Invesco Van Kampen V.I. American Franchise	2	39,599	39,601	—	—	—
MFS® New Discovery	70,007	(65,116)	4,891	213,335	22,324	235,659
MFS® Total Return	—	(220,893)	(220,893)	390,845	(77,190)	313,655
Fidelity VIP Contrafund®	477,544	(232,471)	245,073	655,086	(97,385)	557,701

46

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Notes to Financial Statements

3. Change in Units (continued)

	Year ended December 31,
	2012			2011
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
Fidelity VIP Equity-Income	—	(18,164)	(18,164)	175,909	(30,331)	145,578
Fidelity VIP Growth	—	(46,047)	(46,047)	92,621	7,399	100,020
Fidelity VIP Mid Cap	207,444	10,123	217,567	178,405	18,128	196,533
Fidelity VIP Value Strategies	23,252	(10,410)	12,842	120,827	28,217	149,044
Fidelity VIP Balanced	317,445	331,889	649,334	1,613,807	(479,861)	1,133,946
Janus Aspen - Enterprise	—	(54,579)	(54,579)	87,135	(69)	87,066
Janus Aspen - Worldwide	—	(181,678)	(181,678)	275,411	5,975	281,386
AllianceBernstein Growth and Income	81,318	(32,496)	48,822	128,293	9,223	137,516
AllianceBernstein Large Cap Growth	—	(8,390)	(8,390)	19,556	(12,071)	7,485
AllianceBernstein Balanced Wealth Strategy	55,549	116,380	171,929	174,676	60,194	234,870
American Funds - Asset Allocation	260,768	239,556	500,324	939,589	41,576	981,165
American Funds - Bond	624,700	(12,168)	612,532	557,731	131,248	688,979
American Funds - Growth	240,781	(162,683)	78,098	382,123	(29,279)	352,844
American Funds - Growth-Income	652,092	(85,097)	566,995	137,863	(35,680)	102,183
American Funds - International	117,898	64,283	182,181	126,346	(10,118)	116,228
GE Investments Total Return	55,670	34,861	90,531	176,867	(3,327)	173,540

47

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Notes to Financial Statements

December 31, 2012

4. Financial Highlights

The Separate Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

Subaccount	Year Ended		Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA Asset Allocation-Growth
	12/31/2012		1,393,373	$0.98	to	$0.97	$1,366,096	1.10%	1.65%	to	1.85%	10.56%	to	10.34%
	12/31/2011		1,027,421	0.89	to	0.88	911,813	0.96	1.65	to	1.85	(7.22)	to	(7.40)
	12/31/2010		750,868	0.96	to	0.95	720,008	0.83	1.65	to	1.85	12.79	to	12.57
	12/31/2009		536,208	0.85	to	0.85	455,921	3.05	1.65	to	1.85	27.44	to	27.19
	12/31/2008	(1)	156,181	0.67	to	0.67	104,203	4.89	1.65	to	1.85	(33.26)	to	(33.38)
TA Asset Allocation-Conservative
	12/31/2012		9,140,264	1.31	to	1.29	11,854,449	3.04	1.65	to	1.85	5.45	to	5.24
	12/31/2011		7,472,682	1.24	to	1.22	9,198,138	2.72	1.65	to	1.85	0.70	to	0.50
	12/31/2010		4,339,273	1.23	to	1.22	5,313,089	2.99	1.65	to	1.85	6.94	to	6.73
	12/31/2009		3,444,673	1.15	to	1.14	3,945,413	4.30	1.65	to	1.85	22.88	to	22.64
	12/31/2008		3,200,005	0.94	to	0.93	2,982,020	3.35	1.65	to	1.85	(22.68)	to	(22.84)
TA Asset Allocation-Moderate
	12/31/2012		24,791,986	1.34	to	1.32	33,100,422	2.67	1.65	to	1.85	7.33	to	7.12
	12/31/2011		15,334,726	1.25	to	1.23	19,083,381	2.25	1.65	to	1.85	(1.33)	to	(1.53)
	12/31/2010		7,885,946	1.27	to	1.25	9,944,926	2.89	1.65	to	1.85	8.35	to	8.14
	12/31/2009		5,993,933	1.17	to	1.16	6,985,325	4.22	1.65	to	1.85	24.15	to	23.91
	12/31/2008		3,582,935	0.94	to	0.93	3,363,903	3.53	1.65	to	1.85	(27.40)	to	(27.54)
TA Asset Allocation-Moderate Growth
	12/31/2012		25,722,075	1.32	to	1.29	33,603,445	2.29	1.65	to	1.85	8.57	to	8.36
			23,706,598	1.21	to	1.19	28,552,162	1.74	1.65	to	1.85	(3.86)	to	(4.05)
	12/31/2011		26,194,072	1.26	to	1.24	32,846,628	2.11	1.65	to	1.85	10.58	to	10.36
	12/31/2009		24,545,103	1.14	to	1.13	27,858,621	3.31	1.65	to	1.85	25.79	to	25.55
	12/31/2008		20,882,728	0.91	to	0.90	18,856,575	3.26	1.65	to	1.85	(34.02)	to	(34.15)
TA International Moderate Growth
	12/31/2012		7,127,978	0.96	to	0.94	6,779,022	2.81	1.65	to	1.85	10.65	to	10.43
	12/31/2011		6,391,247	0.86	to	0.85	5,500,990	1.94	1.65	to	1.85	(9.03)	to	(9.21)
	12/31/2010		6,879,035	0.95	to	0.94	6,516,175	2.51	1.65	to	1.85	8.45	to	8.24
	12/31/2009		6,478,748	0.88	to	0.87	5,663,516	2.67	1.65	to	1.85	27.23	to	26.98
	12/31/2008		4,963,577	0.69	to	0.68	3,413,818	2.50	1.65	to	1.85	(37.35)	to	(37.48)

48

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

Subaccount	Year Ended		Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA AEGON Money Market
	12/31/2012		3,157,628	$1.01	to	$0.99	$3,156,293	—%	1.65%	to	1.85%	(1.63)%	to	(1.82)%
	12/31/2011		4,855,504	1.02	to	1.01	4,931,101	0.01	1.65	to	1.85	(1.61)	to	(1.81)
	12/31/2010		1,100,752	1.04	to	1.03	1,136,857	—	1.65	to	1.85	(1.62)	to	(1.81)
	12/31/2009		840,333	1.06	to	1.05	882,822	0.04	1.65	to	1.85	(1.61)	to	(1.81)
	12/31/2008		780,150	1.07	to	1.07	834,978	1.80	1.65	to	1.85	0.50	to	0.30
TA BlackRock Large Cap Value
	12/31/2012		598,537	0.98	to	0.97	$582,795	1.70	1.65	to	1.85	9.65	to	9.44
	12/31/2011		296,765	0.89	to	0.89	264,207	1.61	1.65	to	1.85	0.80	to	0.60
	12/31/2010		169,243	0.89	to	0.88	149,708	0.87	1.65	to	1.85	8.36	to	8.15
	12/31/2009		55,174	0.82	to	0.81	45,075	0.97	1.65	to	1.85	11.87	to	11.65
	12/31/2008	(1)	30,151	0.73	to	0.73	22,020	1.14	1.65	to	1.85	(26.94)	to	(27.07)
TA BlackRock Global Allocation
	12/31/2012		5,374,541	1.32	to	1.32	7,102,972	2.32	1.75	to	1.95	8.08	to	7.86
	12/31/2011		4,845,665	1.23	to	1.22	5,929,052	0.69	1.75	to	1.95	(5.48)	to	(5.66)
	12/31/2010		3,150,148	1.30	to	1.29	4,080,766	0.51	1.75	to	1.95	7.89	to	7.68
	12/31/2009	(1)	684,847	1.20	to	1.20	822,847	—	1.75	to	1.95	20.20	to	20.04
TA BlackRock Tactical Allocation
	12/31/2012		6,636,113	1.46	to	1.45	9,643,997	1.45	1.65	to	1.85	8.22	to	8.01
	12/31/2011		3,017,395	1.35	to	1.34	4,055,352	1.22	1.65	to	1.85	2.06	to	1.86
	12/31/2010		1,824,338	1.32	to	1.32	2,403,940	0.45	1.65	to	1.85	9.44	to	9.22
	12/31/2009	(1)	356,322	1.21	to	1.20	429,435	—	1.65	to	1.85	20.58	to	20.42
TA Clarion Global Real Estate Securities
	12/31/2012		561,468	1.07	to	1.06	595,610	3.79	1.65	to	1.85	22.94	to	22.70
	12/31/2011		327,334	0.87	to	0.86	283,177	7.83	1.65	to	1.85	(7.53)	to	(7.71)
	12/31/2010		171,965	0.94	to	0.93	161,049	6.90	1.65	to	1.85	13.43	to	13.21
	12/31/2009		46,118	0.83	to	0.82	38,088	—	1.65	to	1.85	30.85	to	30.59
	12/31/2008	(1)	—	0.63	to	0.63	—	—	1.65	to	1.85	(36.78)	to	(36.90)
TA Jennison Growth
	12/31/2012		206,097	1.18	to	1.17	242,794	—	1.65	to	1.85	13.53	to	13.30
	12/31/2011		168,478	1.04	to	1.03	174,783	—	1.65	to	1.85	(2.38)	to	(2.57)
	12/31/2010		82,160	1.07	to	1.06	87,550	0.04	1.65	to	1.85	10.16	to	9.94
	12/31/2009		1,849	0.97	to	0.97	1,791	—	1.65	to	1.85	38.41	to	38.13
	12/31/2008	(1)	—	0.70	to	0.70	—	—	1.65	to	1.85	(30.01)	to	(30.14)

49

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

Subaccount	Year Ended		Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA JPMorgan Enhanced Index
	12/31/2012		70,326	$1.12	to	$1.11	$78,012	—%	1.65%	to	1.85%	14.20%	to	13.97%
	12/31/2011		25,820	0.98	to	0.97	25,130	—	1.65	to	1.85	(1.15)	to	(1.35)
	12/31/2010		—	0.99	to	0.99	—	—	1.65	to	1.85	12.99	to	12.77
	12/31/2009		—	0.88	to	0.87	—	—	1.65	to	1.85	27.22	to	26.97
	12/31/2008	(1)	—	0.69	to	0.69	—	—	1.65	to	1.85	(30.97)	to	(31.09)
TA Morgan Stanley Capital Growth
	12/31/2012		201,298	1.13	to	1.12	227,018	—	1.65	to	1.85	13.32	to	13.10
	12/31/2011		352,729	1.00	to	0.99	351,125	—	1.65	to	1.85	(7.51)	to	(7.69)
	12/31/2010		66,996	1.08	to	1.08	72,405	1.05	1.65	to	1.85	25.02	to	24.78
	12/31/2009		12,603	0.86	to	0.86	10,880	2.95	1.65	to	1.85	25.49	to	25.25
	12/31/2008	(1)	—	0.69	to	0.69	—	—	1.65	to	1.85	(31.08)	to	(31.21)
TA AEGON High Yield Bond
	12/31/2012		558,121	1.42	to	1.41	790,987	5.87	1.65	to	1.85	15.19	to	14.96
	12/31/2011		489,552	1.24	to	1.23	602,736	8.60	1.65	to	1.85	2.84	to	2.64
	12/31/2010		179,285	1.20	to	1.20	215,168	15.80	1.65	to	1.85	10.35	to	10.13
	12/31/2009		68,449	1.09	to	1.09	74,388	6.36	1.65	to	1.85	44.47	to	44.19
	12/31/2008	(1)	—	0.75	to	0.75	—	—	1.65	to	1.85	(24.55)	to	(24.69)
TA MFS International Equity
	12/31/2012		362,976	1.07	to	1.06	$385,283	1.43	1.65	to	1.85	19.89	to	19.65
	12/31/2011		307,353	0.89	to	0.88	272,189	1.63	1.65	to	1.85	(11.67)	to	(11.85)
	12/31/2010		71,617	1.01	to	1.00	71,889	1.58	1.65	to	1.85	8.52	to	8.30
	12/31/2009		27,352	0.93	to	0.92	25,356	2.22	1.65	to	1.85	30.09	to	29.83
	12/31/2008	(1)	11,907	0.71	to	0.71	8,488	9.18	1.65	to	1.85	(28.67)	to	(28.80)
TA PIMCO Total Return
	12/31/2012		14,436,846	1.21	to	1.20	17,430,990	4.65	1.65	to	1.85	5.57	to	5.36
	12/31/2011		5,485,508	1.15	to	1.14	6,283,812	2.60	1.65	to	1.85	4.23	to	4.03
	12/31/2010		2,597,594	1.10	to	1.10	2,858,477	4.31	1.65	to	1.85	5.20	to	4.99
	12/31/2009		1,068,911	1.05	to	1.04	1,118,478	4.53	1.65	to	1.85	13.87	to	13.65
	12/31/2008	(1)	54,578	0.92	to	0.92	50,176	9.12	1.65	to	1.85	(7.95)	to	(8.12)
TA T. Rowe Price Small Cap
	12/31/2012		633,856	1.46	to	1.44	918,653	—	1.65	to	1.85	13.53	to	13.30
	12/31/2011		465,282	1.28	to	1.27	593,529	—	1.65	to	1.85	(0.13)	to	(0.33)
	12/31/2010		100,358	1.28	to	1.28	128,330	—	1.65	to	1.85	31.88	to	31.63
	12/31/2009		8,363	0.97	to	0.97	8,134	—	1.65	to	1.85	36.08	to	35.82
	12/31/2008	(1)	7,175	0.72	to	0.71	5,130	2.56	1.65	to	1.85	(28.49)	to	(28.63)

50

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

Subaccount	Year Ended		Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA Multi-Managed Balanced
	12/31/2012		601,165	$1.25	to	$1.24	$751,234	1.31%	1.65%	to	1.85%	10.56%	to	10.34%
	12/31/2011		649,539	1.13	to	1.12	733,280	2.52	1.65	to	1.85	2.07	to	1.87
	12/31/2010		354,487	1.11	to	1.10	392,662	0.44	1.65	to	1.85	21.87	to	21.63
	12/31/2009		220,591	0.91	to	0.91	200,702	1.30	1.65	to	1.85	23.90	to	23.65
	12/31/2008	(1)	—	0.74	to	0.73	—	—	1.65	to	1.85	(26.49)	to	(26.63)
TA AllianceBernstein Dynamic Allocation
	12/31/2012		3,465,516	0.99	to	0.98	3,415,948	0.68	1.65	to	1.85	4.07	to	3.86
	12/31/2011		2,716,833	0.95	to	0.94	2,574,614	1.08	1.65	to	1.85	0.02	to	(0.18)
	12/31/2010		225,594	0.95	to	0.94	213,623	5.75	1.65	to	1.85	7.38	to	7.17
	12/31/2009		12,911	0.88	to	0.88	11,400	5.47	1.65	to	1.85	29.04	to	28.78
	12/31/2008	(1)	—	0.69	to	0.68	—	—	1.65	to	1.85	(31.45)	to	(31.58)
TA WMC Diversified Growth
	12/31/2012		112,277	0.94	to	0.93	104,707	—	1.65	to	1.85	11.02	to	10.80
	12/31/2011		105,631	0.84	to	0.84	88,740	—	1.65	to	1.85	(5.49)	to	(5.67)
	12/31/2010		—	0.89	to	0.89	—	—	1.65	to	1.85	15.58	to	15.35
	12/31/2009		—	0.77	to	0.77	—	—	1.65	to	1.85	26.81	to	26.55
	12/31/2008	(1)	—	0.61	to	0.61	—	—	1.65	to	1.85	(39.12)	to	(39.23)
TA Systematic Small/Mid Cap Value
	12/31/2012		328,537	1.30	to	1.28	424,849	0.24	1.65	to	1.85	14.15	to	13.92
	12/31/2011		379,335	1.14	to	1.13	429,223	0.05	1.65	to	1.85	(4.43)	to	(4.62)
	12/31/2010		148,449	1.19	to	1.18	176,129	0.85	1.65	to	1.85	27.94	to	27.69
	12/31/2009		37,227	0.93	to	0.93	34,541	2.20	1.65	to	1.85	40.58	to	40.31
	12/31/2008	(1)	6,840	0.66	to	0.66	4,518	3.16	1.65	to	1.85	(33.95)	to	(34.07)
TA AEGON U.S. Government Securities
	12/31/2012		4,092,353	1.18	to	1.17	$4,825,876	1.92	1.65	to	1.85	3.15	to	2.95
	12/31/2011		2,988,493	1.15	to	1.14	3,415,034	2.14	1.65	to	1.85	5.55	to	5.34
	12/31/2010		1,939,836	1.09	to	1.08	2,099,826	2.64	1.65	to	1.85	2.53	to	2.33
	12/31/2009		699,174	1.06	to	1.06	739,512	2.12	1.65	to	1.85	2.51	to	2.30
	12/31/2008	(1)	38,688	1.03	to	1.03	39,948	4.39	1.65	to	1.85	3.32	to	3.13
TA Morgan Stanley Active International Allocation
	12/31/2012		195,778	0.86	to	0.85	166,978	2.04	1.65	to	1.85	14.54	to	14.31
	12/31/2011		246,778	0.75	to	0.74	184,026	1.77	1.65	to	1.85	(15.95)	to	(16.12)
	12/31/2010		41,677	0.89	to	0.89	37,125	2.04	1.65	to	1.85	6.45	to	6.24
	12/31/2009		23,716	0.84	to	0.84	19,856	—	1.65	to	1.85	23.64	to	23.39
	12/31/2008	(1)	—	0.68	to	0.68	—	—	1.65	to	1.85	(32.13)	to	(32.26)

51

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

Subaccount	Year Ended		Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA Multi Managed Large Cap Core
	12/31/2012		187,480	$1.18	to	$1.17	$219,993	0.60%	1.65%	to	1.85%	14.92%	to	14.69%
	12/31/2011		189,798	1.02	to	1.02	193,806	0.82	1.65	to	1.85	(4.11)	to	(4.30)
	12/31/2010		14,497	1.07	to	1.06	15,425	0.47	1.65	to	1.85	16.95	to	16.72
	12/31/2009		12,150	0.91	to	0.91	11,079	0.60	1.65	to	1.85	42.73	to	42.45
	12/31/2008	(1)	4,672	0.64	to	0.64	2,983	6.08	1.65	to	1.85	(36.02)	to	(36.14)
TA Morgan Stanley Mid-Cap Growth
	12/31/2012		366,593	1.24	to	1.23	452,728	—	1.65	to	1.85	7.00	to	6.79
	12/31/2011		475,768	1.16	to	1.15	548,945	0.28	1.65	to	1.85	(8.43)	to	(8.61)
	12/31/2010		44,101	1.27	to	1.26	55,579	0.02	1.65	to	1.85	31.41	to	31.15
	12/31/2009		7,298	0.96	to	0.96	7,028	—	1.65	to	1.85	57.52	to	57.21
	12/31/2008	(1)	7,298	0.61	to	0.61	4,462	3.72	1.65	to	1.85	(38.87)	to	(38.98)
TA Efficient Markets
	12/31/2012		2,931,608	1.41	to	1.40	4,117,990	1.36	1.65	to	1.85	10.38	to	10.16
	12/31/2011		2,873,398	1.28	to	1.27	3,660,757	0.84	1.65	to	1.85	(3.78)	to	(3.96)
	12/31/2010		1,758,941	1.33	to	1.32	2,332,215	0.80	1.65	to	1.85	10.55	to	10.34
	12/31/2009		161,918	1.20	to	1.20	194,365	0.03	1.65	to	1.85	15.95	to	15.72
	12/31/2008	(1)	—	1.04	to	1.04	—	—	1.65	to	1.85	3.66	to	3.63
TA Vanguard ETF Index - Balanced
	12/31/2012		13,634,000	1.09	to	1.08	14,762,183	1.26	1.65	to	1.85	6.63	to	6.42
	12/31/2011		7,761,076	1.02	to	1.01	7,883,536	1.20	1.65	to	1.85	(0.18)	to	(0.37)
	12/31/2010		2,270,559	1.02	to	1.01	2,314,425	0.92	1.65	to	1.85	8.90	to	8.68
	12/31/2009		831,246	0.94	to	0.93	778,471	0.25	1.65	to	1.85	14.64	to	14.41
	12/31/2008	(1)	31,678	0.82	to	0.82	25,851	—	1.65	to	1.85	(18.30)	to	(18.41)
TA Vanguard ETF Index - Growth
	12/31/2012		19,197,083	1.04	to	1.03	19,840,072	1.67	1.65	to	1.85	9.73	to	9.52
	12/31/2011		13,465,544	0.94	to	0.94	12,698,379	1.49	1.65	to	1.85	(2.74)	to	(2.93)
	12/31/2010		9,316,208	0.97	to	0.97	9,035,954	1.31	1.65	to	1.85	11.17	to	10.95
	12/31/2009		4,133,849	0.87	to	0.87	3,607,989	0.45	1.65	to	1.85	21.18	to	20.94
	12/31/2008	(1)	205,667	0.72	to	0.72	148,288	—	1.65	to	1.85	(27.89)	to	(27.99)
TA AEGON US Government Securities - PAM
	12/31/2012		59,175	1.18	to	1.17	69,865	3.12	1.65	to	1.85	3.15	to	2.95
	12/31/2011		58,891	1.15	to	1.14	67,421	6.07	1.65	to	1.85	5.55	to	5.34
	12/31/2010		6,578	1.09	to	1.08	7,102	3.47	1.65	to	1.85	2.53	to	2.33
	12/31/2009		6,891	1.06	to	1.06	7,271	1.97	1.65	to	1.85	2.51	to	2.30
	12/31/2008	(1)	8,718	1.03	to	1.03	8,994	0.57	1.65	to	1.85	3.32	to	3.13

52

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

Subaccount	Year Ended		Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA ProFunds UltraBear Fund - OAM
	12/31/2012		5,404,018	$0.22	to	$0.22	$1,192,667	—%	1.65%	to	1.85%	(30.58)%	to	(30.72)%
	12/31/2011		6,121,010	0.32	to	0.32	1,946,437	—	1.65	to	1.85	(21.25)	to	(21.40)
	12/31/2010		202,385	0.40	to	0.40	81,902	—	1.65	to	1.85	(27.95)	to	(28.09)
	12/31/2009	(1)	38,585	0.56	to	0.56	21,659	—	1.65	to	1.85	(43.82)	to	(43.90)
TA Vanguard ETF Index - Conservative
	12/31/2012		4,471,798	1.14	to	1.14	5,100,615	1.04	1.65	to	1.85	4.88	to	4.67
	12/31/2011		2,636,617	1.09	to	1.09	2,870,704	0.66	1.65	to	1.85	1.50	to	1.30
	12/31/2010		717,654	1.07	to	1.07	770,592	0.03	1.65	to	1.85	7.65	to	7.44
	12/31/2009	(1)	—	1.00	to	1.00	—	—	1.65	to	1.85	(0.19)	to	(0.22)
TA Vanguard ETF Index - Aggressive Growth
	12/31/2012		801,554	1.25	to	1.24	998,837	1.05	1.65	to	1.85	14.67	to	14.44
	12/31/2011		574,714	1.09	to	1.08	625,010	0.85	1.65	to	1.85	(5.48)	to	(5.66)
	12/31/2010		90,151	1.15	to	1.15	103,789	—	1.65	to	1.85	12.55	to	12.33
	12/31/2009	(1)	—	1.02	to	1.02	—	—	1.65	to	1.85	2.40	to	2.38
TA Janus Balanced
	12/31/2012		1,070,367	0.97	to	0.96	1,036,191	—	1.65	to	1.85	10.66	to	10.45
	12/31/2011		428,417	0.88	to	0.87	375,413	0.17	1.65	to	1.85	(12.26)	to	(12.43)
	12/31/2010		122,132	1.00	to	1.00	122,044	0.22	1.65	to	1.85	1.43	to	1.23
	12/31/2009	(1)	2,822	0.99	to	0.99	2,781	—	1.65	to	1.85	(1.43)	to	(1.46)
TA PIMCO Tactical - Balanced
	12/31/2012		1,135,195	0.91	to	0.91	1,038,195	1.60	1.65	to	1.85	(0.66)	to	(0.86)
	12/31/2011		552,365	0.92	to	0.92	508,715	1.22	1.65	to	1.85	(4.97)	to	(5.16)
	12/31/2010		550,709	0.97	to	0.97	533,737	0.63	1.65	to	1.85	(5.03)	to	(5.22)
	12/31/2009	(1)	—	1.02	to	1.02	—	—	1.65	to	1.85	2.05	to	2.03
TA PIMCO Tactical - Growth
	12/31/2012		486,800	0.86	to	0.85	417,492	0.58	1.65	to	1.85	(0.95)	to	(1.15)
	12/31/2011		514	0.87	to	0.86	444	—	1.65	to	1.85	(13.05)	to	(13.22)
	12/31/2010		19,055	1.00	to	1.00	18,966	2.02	1.65	to	1.85	(2.32)	to	(2.51)
	12/31/2009	(1)	—	1.02	to	1.02	—	—	1.65	to	1.85	2.12	to	2.09
TA PIMCO Tactical - Conservative
	12/31/2012		372,076	0.90	to	0.89	332,288	0.91	1.65	to	1.85	(0.13)	to	(0.33)
	12/31/2011		232,101	0.90	to	0.89	207,833	1.70	1.65	to	1.85	(8.96)	to	(9.14)
	12/31/2010		142,198	0.98	to	0.98	139,899	0.83	1.65	to	1.85	(3.70)	to	(3.90)
	12/31/2009	(1)	—	1.02	to	1.02	—	—	1.65	to	1.85	2.22	to	2.20

53

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

Subaccount	Year Ended		Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA Hanlon Income
	12/31/2012		1,096,580	$1.02	to	$1.01	$1,116,557	2.29%	1.65%	to	1.85%	1.78%	to	1.58%
	12/31/2011		1,040,145	1.00	to	1.00	1,040,391	1.28	1.65	to	1.85	1.26	to	1.06
	12/31/2010		803,556	0.99	to	0.99	794,000	0.30	1.65	to	1.85	(1.51)	to	(1.70)
	12/31/2009	(1)	—	1.00	to	1.00	—	—	1.65	to	1.85	0.35	to	0.33
TA JPMorgan Mid Cap Value
	12/31/2012		342,556	1.47	to	1.46	502,880	0.63	1.65	to	1.85	18.27	to	18.04
	12/31/2011		163,967	1.24	to	1.24	203,637	1.35	1.65	to	1.85	0.08	to	(0.11)
	12/31/2010		74,671	1.24	to	1.24	92,744	2.85	1.65	to	1.85	20.83	to	20.59
	12/31/2009	(1)	—	1.03	to	1.03	—	—	1.65	to	1.85	2.95	to	2.92
TA AEGON Tactical Vanguard ETF - Growth
	12/31/2012		1,681,461	1.00	to	1.00	1,684,255	0.70	1.65	to	1.85	9.14	to	8.93
	12/31/2011	(1)	780,954	0.92	to	0.92	717,400	—	1.65	to	1.85	(8.10)	to	(8.22)
TA AEGON Tactical Vanguard ETF - Balanced
	12/31/2012		2,128,031	1.02	to	1.02	2,172,055	0.16	1.65	to	1.85	6.53	to	6.32
	12/31/2011	(1)	12,683	0.96	to	0.96	12,155	—	1.65	to	1.85	(4.05)	to	(4.17)
TA AEGON Tactical Vanguard ETF - Conservative
	12/31/2012		2,674,853	1.03	to	1.03	2,748,247	0.45	1.65	to	1.85	5.04	to	4.83
	12/31/2011	(1)	1,216,178	0.98	to	0.98	1,190,425	—	1.65	to	1.85	(2.07)	to	(2.20)
TA PIMCO Real Return TIPS
	12/31/2012		6,395,955	1.11	to	1.11	7,113,891	0.27	1.65	to	1.85	4.56	to	4.36
	12/31/2011	(1)	2,009,021	1.07	to	1.06	2,139,302	—	1.65	to	1.85	6.54	to	6.40
TA JPMorgan Core Bond
	12/31/2012		1,417,589	1.07	to	1.07	1,520,883	3.09	1.65	to	1.85	3.05	to	2.84
	12/31/2011	(1)	337,404	1.04	to	1.04	351,534	1.88	1.65	to	1.85	4.29	to	4.16
TA JPMorgan Tactical Allocation
	12/31/2012		4,292,826	1.05	to	1.05	4,503,700	0.69	1.65	to	1.85	5.72	to	5.51
	12/31/2011	(1)	713,499	0.99	to	0.99	708,732	1.24	1.65	to	1.85	(0.59)	to	(0.72)
TA Legg Mason Dynamic Allocation - Balanced
	12/31/2012	(1)	934,376	1.01	to	1.01	941,396	—	1.65	to	1.85	—	to	—
TA Legg Mason Dynamic Allocation - Growth
	12/31/2012	(1)	287,871	1.00	to	1.00	288,641	—	1.65	to	1.85	—	to	—
TA Market Participation Strategy
	12/31/2012	(1)	49,497	0.99	to	0.99	48,951	—	1.65	to	1.85	—	to	—

54

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

Subaccount	Year Ended		Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
Franklin Income Securities
	12/31/2012		1,065,797	$1.20	to	$1.19	$1,277,072	6.05%	1.65%	to	1.85%	10.81%	to	10.60%
	12/31/2011		915,609	1.09	to	1.08	990,282	6.74	1.65	to	1.85	0.73	to	0.53
	12/31/2010		406,316	1.08	to	1.07	436,758	3.50	1.65	to	1.85	10.84	to	10.63
	12/31/2009		64,135	0.97	to	0.97	62,433	6.27	1.65	to	1.85	33.39	to	33.13
	12/31/2008	(1)	31,222	0.73	to	0.73	22,785	10.92	1.65	to	1.85	(27.02)	to	(27.16)
Mutual Shares Securities
	12/31/2012		208,718	1.01	to	1.00	210,435	1.91	1.65	to	1.85	12.38	to	12.16
	12/31/2011		387,262	0.90	to	0.89	347,182	3.33	1.65	to	1.85	(2.65)	to	(2.84)
	12/31/2010		109,039	0.93	to	0.92	100,772	1.75	1.65	to	1.85	9.39	to	9.18
	12/31/2009		59,308	0.85	to	0.84	50,192	1.76	1.65	to	1.85	24.00	to	23.76
	12/31/2008	(1)	32,016	0.68	to	0.68	21,850	6.24	1.65	to	1.85	(31.75)	to	(31.88)
Templeton Foreign Securities
	12/31/2012		679,255	0.97	to	0.96	656,086	2.53	1.65	to	1.85	16.30	to	16.07
	12/31/2011		656,137	0.83	to	0.83	545,226	2.11	1.65	to	1.85	(12.08)	to	(12.26)
	12/31/2010		155,255	0.95	to	0.94	147,112	0.87	1.65	to	1.85	6.65	to	6.44
	12/31/2009		19,267	0.89	to	0.89	17,126	—	1.65	to	1.85	34.82	to	34.55
	12/31/2008	(1)	—	0.66	to	0.66	—	—	1.65	to	1.85	(34.03)	to	(34.15)
Franklin Templeton VIP Founding Funds Allocation
	12/31/2012		852,249	1.50	to	1.48	$1,271,538	2.56	1.80	to	2.00	13.12	to	12.90
	12/31/2011		610,366	1.32	to	1.32	806,452	0.01	1.80	to	2.00	(3.41)	to	(3.60)
	12/31/2010		487,527	1.37	to	1.36	667,386	2.69	1.80	to	2.00	8.29	to	8.08
	12/31/2009		206,478	1.27	to	1.26	261,155	3.11	1.80	to	2.00	27.76	to	27.51
	12/31/2008	(1)	—	0.99	to	0.99	—	—	1.65	to	1.85	(0.99)	to	(1.02)
Invesco Van Kampen V.I. Value Opportunities
	12/31/2012		154,053	0.89	to	0.88	136,751	1.12	1.65	to	1.85	15.74	to	15.51
	12/31/2011		340,383	0.77	to	0.76	260,796	0.99	1.65	to	1.85	(4.96)	to	(5.15)
	12/31/2010		59,518	0.81	to	0.81	48,217	0.40	1.65	to	1.85	5.21	to	5.00
	12/31/2009		14,708	0.77	to	0.77	11,323	5.17	1.65	to	1.85	45.34	to	45.05
	12/31/2008	(1)	—	0.53	to	0.53	—	—	1.65	to	1.85	(46.97)	to	(47.07)
Invesco Van Kampen V.I. American Franchise
	12/31/2012	(1)	39,601	0.96	to	0.96	38,062	—	1.65	to	1.85	—	to	—
MFS® New Discovery
	12/31/2012		323,977	1.54	to	1.52	495,915	—	1.65	to	1.85	18.93	to	18.69
	12/31/2011		319,086	1.29	to	1.28	410,957	—	1.65	to	1.85	(11.94)	to	(12.12)
	12/31/2010		83,427	1.47	to	1.46	122,045	—	1.65	to	1.85	33.74	to	33.47
	12/31/2009		13,531	1.10	to	1.09	14,826	—	1.65	to	1.85	60.28	to	59.96
	12/31/2008	(1)	—	0.68	to	0.68	—	—	1.65	to	1.85	(31.50)	to	(31.63)

55

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

Subaccount	Year Ended		Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
MFS® Total Return
	12/31/2012		287,976	$1.10	to	$1.09	$315,958	2.40%	1.65%	to	1.85%	9.12%	to	8.91%
	12/31/2011		508,869	1.01	to	1.00	510,914	3.09	1.65	to	1.85	(0.06)	to	(0.26)
	12/31/2010		195,214	1.01	to	1.00	196,702	1.26	1.65	to	1.85	7.85	to	7.64
	12/31/2009		37,393	0.94	to	0.93	34,981	—	1.65	to	1.85	15.81	to	15.59
	12/31/2008	(1)	—	0.81	to	0.81	—	—	1.65	to	1.85	(19.18)	to	(19.33)
Fidelity VIP Contrafund®
	12/31/2012		1,137,744	1.07	to	1.06	1,217,625	1.27	1.65	to	1.85	14.25	to	14.02
	12/31/2011		892,671	0.94	to	0.93	836,426	1.06	1.65	to	1.85	(4.36)	to	(4.55)
	12/31/2010		334,970	0.98	to	0.98	329,079	1.87	1.65	to	1.85	15.03	to	14.80
	12/31/2009		49,092	0.86	to	0.85	41,893	8.89	1.65	to	1.85	33.27	to	33.01
	12/31/2008	(1)	—	0.64	to	0.64	—	—	1.65	to	1.85	(35.84)	to	(35.95)
Fidelity VIP Equity-Income
	12/31/2012		140,949	1.05	to	1.04	146,956	2.92	1.65	to	1.85	15.15	to	14.92
	12/31/2011		159,113	0.91	to	0.90	144,217	3.66	1.65	to	1.85	(0.98)	to	(1.17)
	12/31/2010		13,535	0.92	to	0.91	12,452	1.69	1.65	to	1.85	13.05	to	12.83
	12/31/2009		8,813	0.81	to	0.81	7,172	8.08	1.65	to	1.85	27.78	to	27.52
	12/31/2008	(1)	—	0.64	to	0.64	—	—	1.65	to	1.85	(36.31)	to	(36.43)
Fidelity VIP Growth
	12/31/2012		135,481	1.01	to	1.00	$135,997	0.34	1.65	to	1.85	12.54	to	12.31
	12/31/2011		181,528	0.90	to	0.89	161,957	0.16	1.65	to	1.85	(1.65)	to	(1.84)
	12/31/2010		81,508	0.91	to	0.91	74,036	0.06	1.65	to	1.85	21.85	to	21.61
	12/31/2009		14,643	0.75	to	0.75	10,933	0.95	1.65	to	1.85	25.89	to	25.64
	12/31/2008	(1)	—	0.59	to	0.59	—	—	1.65	to	1.85	(40.57)	to	(40.68)
Fidelity VIP Mid Cap
	12/31/2012		516,482	1.15	to	1.14	593,587	0.50	1.65	to	1.85	12.69	to	12.47
	12/31/2011		298,915	1.02	to	1.02	304,986	0.03	1.65	to	1.85	(12.30)	to	(12.47)
	12/31/2010		102,382	1.17	to	1.16	119,378	0.21	1.65	to	1.85	26.49	to	26.24
	12/31/2009		14,413	0.92	to	0.92	13,308	2.59	1.65	to	1.85	37.48	to	37.21
	12/31/2008	(1)	—	0.67	to	0.67	—	—	1.65	to	1.85	(32.82)	to	(32.95)
Fidelity VIP Value Strategies
	12/31/2012		243,905	1.20	to	1.19	291,274	0.42	1.65	to	1.85	24.99	to	24.75
	12/31/2011		231,063	0.96	to	0.95	220,970	1.16	1.65	to	1.85	(10.51)	to	(10.69)
	12/31/2010		82,019	1.08	to	1.07	87,903	0.51	1.65	to	1.85	24.29	to	24.04
	12/31/2009		25,797	0.86	to	0.86	22,306	1.14	1.65	to	1.85	54.60	to	54.30
	12/31/2008	(1)	—	0.56	to	0.56	—	—	1.65	to	1.85	(44.05)	to	(44.16)

56

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

Subaccount	Year Ended		Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
Fidelity VIP Balanced
	12/31/2012		2,749,661	$1.12	to	$1.11	$3,064,150	1.87%	1.65%	to	1.85%	12.95%	to	12.72%
	12/31/2011		2,100,327	0.99	to	0.98	2,073,992	1.63	1.65	to	1.85	(5.38)	to	(5.57)
	12/31/2010		966,381	1.05	to	1.04	1,011,236	1.73	1.65	to	1.85	15.85	to	15.62
	12/31/2009		562,360	0.90	to	0.90	508,094	2.26	1.65	to	1.85	36.08	to	35.81
	12/31/2008	(1)	44,794	0.66	to	0.66	29,786	3.05	1.65	to	1.85	(33.51)	to	(33.59)
Janus Aspen - Enterprise
	12/31/2012		33,549	1.24	to	1.23	41,450	—	1.65	to	1.85	15.08	to	14.85
	12/31/2011		88,128	1.08	to	1.07	94,532	—	1.65	to	1.85	(3.25)	to	(3.44)
	12/31/2010		1,062	1.12	to	1.11	1,179	—	1.65	to	1.85	23.48	to	23.24
	12/31/2009		9,553	0.90	to	0.90	8,633	—	1.65	to	1.85	42.10	to	41.82
	12/31/2008	(1)	—	0.66	to	0.66	—	—	1.65	to	1.85	(36.41)	to	(36.53)
Janus Aspen - Worldwide
	12/31/2012		168,068	0.94	to	0.93	157,581	0.73	1.65	to	1.85	17.91	to	17.67
	12/31/2011		349,746	0.80	to	0.79	277,970	0.79	1.65	to	1.85	(15.38)	to	(15.55)
	12/31/2010		68,360	0.94	to	0.94	64,439	0.47	1.65	to	1.85	13.65	to	13.42
	12/31/2009		41,304	0.83	to	0.83	34,319	1.86	1.65	to	1.85	35.18	to	34.91
	12/31/2008	(1)	7,957	0.66	to	0.66	4,894	2.05	1.65	to	1.85	(38.49)	to	(38.60)
AllianceBernstein Growth and Income
	12/31/2012		272,034	1.03	to	1.02	277,998	1.14	1.65	to	1.85	15.33	to	15.10
	12/31/2011		223,212	0.89	to	0.88	198,025	1.27	1.65	to	1.85	4.35	to	4.15
	12/31/2010		85,696	0.85	to	0.85	73,118	—	1.65	to	1.85	10.97	to	10.75
	12/31/2009		22,498	0.77	to	0.77	17,298	3.80	1.65	to	1.85	18.40	to	18.16
	12/31/2008	(1)	16,503	0.66	to	0.66	10,728	—	1.65	to	1.85	(34.99)	to	(35.11)
AllianceBernstein Large Cap Growth
	12/31/2012		100,191	1.08	to	1.07	$107,114	0.03	1.65	to	1.85	14.80	to	14.57
	12/31/2011		108,581	0.94	to	0.93	101,291	0.08	1.65	to	1.85	(5.31)	to	(5.50)
	12/31/2010		101,096	0.99	to	0.99	99,755	0.13	1.65	to	1.85	8.05	to	7.84
	12/31/2009		20,736	0.92	to	0.91	18,989	—	1.65	to	1.85	34.88	to	34.62
	12/31/2008	(1)	14,471	0.68	to	0.68	9,833	—	1.65	to	1.85	(31.93)	to	(32.05)
AllianceBernstein Balanced Wealth Strategy
	12/31/2012		553,117	1.42	to	1.41	781,211	2.00	1.85	to	2.05	11.31	to	11.09
	12/31/2011		381,188	1.28	to	1.27	484,225	1.98	1.85	to	2.05	(4.81)	to	(5.00)
	12/31/2010		146,318	1.34	to	1.33	195,498	2.24	1.85	to	2.05	8.29	to	8.08
	12/31/2009		28,582	1.24	to	1.23	35,294	—	1.85	to	2.05	22.19	to	21.95
	12/31/2008	(1)	—	1.01	to	1.01	—	—	1.65	to	1.85	1.28	to	1.25

57

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

Subaccount	Year Ended		Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
American Funds - Asset Allocation
	12/31/2012		3,675,912	$1.26	to	$1.25	$4,623,893	2.04%	1.95%	to	2.15%	13.96%	to	13.73%
	12/31/2011		3,175,588	1.11	to	1.10	3,507,201	2.21	1.95	to	2.15	(0.64)	to	(0.83)
	12/31/2010		2,194,423	1.11	to	1.11	2,439,698	4.01	1.95	to	2.15	11.24	to	10.99
	12/31/2009	(1)	—	1.01	to	1.01	—	—	1.95	to	2.15	0.80	to	0.78
American Funds - Bond
	12/31/2012		1,408,065	1.12	to	1.11	1,568,365	2.91	1.95	to	2.15	3.35	to	3.14
	12/31/2011		795,533	1.08	to	1.08	858,086	5.06	1.95	to	2.15	4.08	to	3.88
	12/31/2010		106,554	1.04	to	1.04	110,509	6.19	1.95	to	2.15	3.75	to	3.52
	12/31/2009	(1)	—	0.99	to	0.99	—	—	1.95	to	2.15	(0.63)	to	(0.65)
American Funds - Growth
	12/31/2012		946,832	1.27	to	1.26	1,195,178	0.83	1.95	to	2.15	15.62	to	15.40
	12/31/2011		868,734	1.10	to	1.09	949,154	0.71	1.95	to	2.15	(6.10)	to	(6.29)
	12/31/2010		515,890	1.17	to	1.16	601,221	0.84	1.95	to	2.15	16.74	to	16.49
	12/31/2009	(1)	404,788	1.00	to	1.00	405,847	—	1.95	to	2.15	0.28	to	0.26
American Funds - Growth-Income
	12/31/2012		761,932	1.22	to	1.22	927,632	2.50	1.95	to	2.15	15.22	to	15.00
	12/31/2011		194,937	1.06	to	1.06	206,582	2.29	1.95	to	2.15	(3.70)	to	(3.89)
	12/31/2010		92,754	1.10	to	1.10	102,159	4.20	1.95	to	2.15	10.20	to	9.96
	12/31/2009	(1)	—	1.01	to	1.01	—	—	1.95	to	2.15	0.82	to	0.80
American Funds - International
	12/31/2012		413,560	1.01	to	1.00	414,763	1.53	1.95	to	2.15	15.64	to	15.41
	12/31/2011		231,379	0.87	to	0.87	200,821	2.32	1.95	to	2.15	(15.61)	to	(15.77)
	12/31/2010		115,151	1.03	to	1.03	118,591	3.55	1.95	to	2.15	3.12	to	2.89
	12/31/2009	(1)	—	0.98	to	0.98	—	—	1.95	to	2.15	(1.96)	to	(1.99)
GE Investments Total Return
	12/31/2012		283,470	1.13	to	1.12	319,112	1.60	1.85	to	2.05	10.20	to	9.99
	12/31/2011		192,939	1.03	to	1.02	197,458	2.52	1.85	to	2.05	(4.86)	to	(5.04)
	12/31/2010		19,399	1.08	to	1.08	20,866	3.37	1.85	to	2.05	7.77	to	7.53
	12/31/2009	(1)	—	1.00	to	1.00	—	—	1.85	to	2.05	0.36	to	0.34

(1)	See footnote 1
*	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.

58

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

**	These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.
***	These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Effective 2012, total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Effective 2011, expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

59

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Notes to Financial Statements

December 31, 2012

5. Administrative and Mortality and Expense Risk Charges

TFLIC deducts a daily administrative charge equal to an annual rate of .15% of the daily net assets value of each subaccount for administrative expenses. TFLIC also deducts an annual charge during the accumulation phase, not to exceed $30, proportionately from the subaccounts’ unit values. An annual charge ranging from 1.50% to 1.70% is deducted (based on the death benefit selected) from the unit values of the subaccounts of the Separate Account for TFLIC’s assumption of certain mortality and expense risks incurred in connection with the contract. The charge is assessed daily based on the net asset value of the Mutual Fund. Charges for administrative and mortality and expense risk are an expense of the subaccount. Charges reflected above are those currently assessed and may be subject to change. Contract owners should see their actual policy and any related attachments to determine their specific charges.

In addition to M&E, the following subaccounts are assessed a daily charge for fund facilitation fees:

Subaccount	Additional Fund Facilitation Fee Assessed
TA BlackRock Global Allocation	0.10%
Franklin Templeton VIP Founding Funds Allocation	0.15%
AllianceBernstein Balanced Wealth Strategy	0.20%
American Funds - Asset Allocation	0.30%
American Funds - Bond	0.30%
American Funds - Growth	0.30%
American Funds - Growth-Income	0.30%
American Funds - International	0.30%
GE Investments Total Return	0.20%

6. Income Taxes

Operations of the Separate Account form a part of TFLIC, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of TFLIC for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from TFLIC. Under existing federal income tax laws, the income of the Separate Account is not taxable to TFLIC, as long as earnings are credited under the variable annuity contracts.

7. Dividend Distributions

Dividends are not declared by the Separate Account, since the increase in the value of the underlying investment in the Mutual Funds is reflected daily in the accumulation unit price used to calculate the equity value within the Separate Account. Consequently, a dividend distribution by the Mutual Funds does not change either the accumulation unit price or equity values within the Separate Account.

60

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Notes to Financial Statements

December 31, 2012

8. Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC 820) defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon daily unadjusted quoted prices, therefore are considered Level 1.

9. Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued.

61

Transamerica Financial Life Insurance Company

Separate Account VA WNY

Notes to Financial Statements

December 31, 2012

9. Subsequent Events (continued)

Effective after the close of business April 30, 2013, TFLIC will consolidate Separate Account VA WNY with Separate Account VA BNY, with Separate Account VA BNY being the surviving separate account after such consolidation. Financial statements of periods beginning on and after May 1, 2013, will reflect the consolidation transaction.

The consolidation will result in the financial statements of Separate Account VA WNY being combined with the financial statements of Separate Account VA BNY. In effect, the consolidation will result in the transfer of the subaccounts in Separate Account VA WNY to Separate Account VA BNY.

Each subaccount will continue to invest in the same Mutual Fund portfolio as that subaccount invested in prior to the consolidation. However subaccounts that invest in the same Mutual Fund portfolio will be combined on the financial statements of the Separate Account VA BNY such that only one subaccount will be shown corresponding to each portfolio. TFLIC however, will not exchange or convert the units of one subaccount to units of another. Instead TFLIC will maintain all current subaccount units and accumulation unit values after the consolidations. Accordingly, each subaccount may reflect multiple accumulation unit values. No contract owner’s units or accumulation unit values will change in any regard as a result of the conolidations. Contract owners will have the same number of units with the same unit values immediately before as immediately after the consolidation.

62

FINANCIAL STATEMENTS

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Years Ended December 31, 2012 and 2011

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Financial Statements

Years Ended December 31, 2012 and 2011

The Board of Directors and Contract Owners

Of Separate Account VA BNY

Transamerica Financial Life Insurance Company

We have audited the accompanying statements of assets and liabilities of the subaccounts of Transamerica Financial Life Insurance Company Separate Account VA BNY (the Separate Account), comprised of subaccounts as listed in the accompanying statements of assets and liabilities, as of December 31, 2012, the related statements of operations and changes in net assets for the periods indicated thereon. These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2012 by correspondence with the fund companies or their transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts of Transamerica Financial Life Insurance Company Separate Account VA BNY, at December 31, 2012, and the results of their operations and changes in their net assets for the periods indicated thereon, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Des Moines, Iowa

April 8, 2013

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA Asset Allocation - Conservative Subaccount	TA Asset Allocation - Growth Subaccount	TA Asset Allocation - Moderate Subaccount	TA Asset Allocation - Moderate Growth Subaccount
Assets
Investment in securities:
Number of shares - Initial	9,627.029	7,079.369	88,472.830	29,637.781

Cost	$96,147	$68,028	$936,306	$344,278

Number of shares - Service	2,143,385.079	266,743.346	8,347,901.131	4,931,184.496

Cost	$21,543,571	$2,189,175	$85,154,958	$49,082,828

Investments in mutual funds,
Level 1 quoted prices at net asset value	$22,801,361	$2,453,876	$91,291,298	$53,679,653
Receivable for units sold	—	4	—	—

Total assets	22,801,361	2,453,880	91,291,298	53,679,653

Liabilities
Payable for units redeemed	28	—	15	61

Total net assets	$22,801,333	$2,453,880	$91,291,283	$53,679,592

Net Assets:
Deferred annuity contracts terminable by owners	$22,801,333	$2,453,880	$91,291,283	$53,679,592

Total net assets	$22,801,333	$2,453,880	$91,291,283	$53,679,592

2

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA Asset Allocation - Conservative Subaccount	TA Asset Allocation - Growth Subaccount	TA Asset Allocation - Moderate Subaccount	TA Asset Allocation - Moderate Growth Subaccount
Accumulation units outstanding - Initial:
M&E - 1.25%	—	—	—	123,521

M&E - 1.30%	—	—	—	—

M&E - 1.40%	67,314	45,481	625,757	90,803

M&E - 1.45%	—	—	—	—

M&E - 1.55%	—	—	—	—

M&E - 1.75%	—	—	—	—

M&E - 1.80%	—	—	—	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	—	—	—

Accumulation unit value - Initial:
M&E - 1.25%	$1.553164	$1.426436	$1.570026	$1.522976

M&E - 1.30%	$1.544993	$1.418904	$1.561728	$1.514897

M&E - 1.40%	$1.528836	$1.404033	$1.545347	$1.499056

M&E - 1.45%	$1.653241	$1.664289	$1.716967	$1.716481

M&E - 1.55%	$1.504875	$1.382019	$1.521178	$1.475604

M&E - 1.75%	$1.605222	$1.615998	$1.667165	$1.666645

M&E - 1.80%	$—	$—	$—	$—

M&E - 1.90%	$1.335765	$1.279563	$1.368767	$1.347748

M&E - 1.95%	$—	$—	$—	$—

3

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA Asset Allocation - Conservative Subaccount	TA Asset Allocation - Growth Subaccount	TA Asset Allocation - Moderate Subaccount	TA Asset Allocation - Moderate Growth Subaccount
Accumulation units outstanding - Service:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	10,432,197	1,019,489	38,457,743	19,557,657

M&E - 1.40%	—	—	—	—

M&E - 1.45%	3,175,062	461,569	14,588,536	10,952,068

M&E - 1.55%	—	—	—	—

M&E - 1.75%	812,108	40,776	2,589,231	2,802,330

M&E - 1.80%	64,692	—	377,370	29,673

M&E - 1.90%	—	—	—	—

M&E - 1.95%	162,420	—	62,478	304,278

Accumulation unit value - Service:
M&E - 1.25%	$—	$—	$—	$—

M&E - 1.30%	$1.608077	$1.666162	$1.682810	$1.694938

M&E - 1.40%	$—	$—	$—	$—

M&E - 1.45%	$1.413197	$1.379318	$1.456261	$1.442927

M&E - 1.55%	$—	$—	$—	$—

M&E - 1.75%	$1.375488	$1.342456	$1.417416	$1.404420

M&E - 1.80%	$1.533280	$1.588650	$1.604492	$1.616089

M&E - 1.90%	$—	$—	$—	$—

M&E - 1.95%	$1.350946	$1.318520	$1.392087	$1.379332

See accompanying notes.

4

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA International Moderate Growth - SC Subaccount	TA MFS International Equity Subaccount	TA Clarion Global Real Estate Securities Subaccount	TA Jennison Growth Subaccount
Assets
Investment in securities:
Number of shares - Initial	—	8,308.540	4,358.129	218,019.030

Cost	$—	$61,054	$64,747	$1,616,189

Number of shares - Service	1,090,261.667	97,292.813	133,671.503	687,550.088

Cost	$9,445,847	$658,976	$1,527,667	$5,869,533

Investments in mutual funds,
Level 1 quoted prices at net asset value	$9,790,550	$779,113	$1,708,139	$7,532,996
Receivable for units sold	—	—	—	3

Total assets	9,790,550	779,113	1,708,139	7,532,999

Liabilities
Payable for units redeemed	10	3	5	—

Total net assets	$9,790,540	$779,110	$1,708,134	$7,532,999

Net Assets:
Deferred annuity contracts terminable by owners	$9,790,540	$779,110	$1,708,134	$7,532,999

Total net assets	$9,790,540	$779,110	$1,708,134	$7,532,999

5

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA International Moderate Growth - SC Subaccount	TA MFS International Equity Subaccount	TA Clarion Global Real Estate Securities Subaccount	TA Jennison Growth Subaccount
Accumulation units outstanding - Initial:
M&E - 1.25%	—	—	8,514	75,334

M&E - 1.30%	—	—	—	—

M&E - 1.40%	—	49,166	13,858	1,631,937

M&E - 1.45%	—	—	—	—

M&E - 1.55%	—	—	—	—

M&E - 1.75%	—	—	—	—

M&E - 1.80%	—	—	—	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	—	—	—

Accumulation unit value - Initial:
M&E - 1.25%	$—	$1.284313	$2.344689	$1.099890

M&E - 1.30%	$—	$1.575082	$2.332372	$1.380840

M&E - 1.40%	$—	$1.262298	$2.307934	$1.076768

M&E - 1.45%	$—	$1.916593	$2.516683	$1.713499

M&E - 1.55%	$—	$1.240712	$2.271788	$1.052131

M&E - 1.75%	$—	$1.860968	$2.443641	$1.663760

M&E - 1.80%	$—	$—	$—	$—

M&E - 1.90%	$—	$1.512828	$1.836994	$1.381424

M&E - 1.95%	$—	$—	$—	$—

6

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA International Moderate Growth - SC Subaccount	TA MFS International Equity Subaccount	TA Clarion Global Real Estate Securities Subaccount	TA Jennison Growth Subaccount
Accumulation units outstanding - Service:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	5,652,742	140,880	331,894	1,419,449

M&E - 1.40%	—	—	—	—

M&E - 1.45%	3,624,382	225,864	416,855	715,934

M&E - 1.55%	—	—	—	—

M&E - 1.75%	633,980	36,836	36,328	1,601,887

M&E - 1.80%	29,053	—	—	9,624

M&E - 1.90%	—	—	—	—

M&E - 1.95%	126,504	2,863	5,306	—

Accumulation unit value - Service:
M&E - 1.25%	$—	$—	$—	$—

M&E - 1.30%	$0.978437	$1.978606	$2.319167	$1.700742

M&E - 1.40%	$0.972012	$—	$—	$—

M&E - 1.45%	$0.968818	$1.657385	$1.938555	$1.434362

M&E - 1.55%	$0.962486	$—	$—	$—

M&E - 1.75%	$0.949894	$1.613109	$1.886753	$1.396036

M&E - 1.80%	$0.946795	$1.886504	$2.211273	$1.621594

M&E - 1.90%	$0.940599	$—	$—	$—

M&E - 1.95%	$0.937530	$1.584316	$1.853072	$1.371150

See accompanying notes.

7

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA JPMorgan Enhanced Index Subaccount	TA BlackRock Large Cap Value Subaccount	TA AEGON High Yield Bond Subaccount	TA PIMCO Total Return Subaccount
Assets
Investment in securities:
Number of shares - Initial	32,863.959	232,527.167	20,034.809	45,983.552

Cost	$416,269	$3,104,846	$146,450	$526,204

Number of shares - Service	8,496.104	482,000.846	297,763.186	2,517,340.327

Cost	$112,444	$6,996,575	$2,361,041	$29,862,871

Investments in mutual funds,
Level 1 quoted prices at net asset value	$556,463	$10,789,543	$2,632,542	$30,788,738
Receivable for units sold	—	8	3	—

Total assets	556,463	10,789,551	2,632,545	30,788,738

Liabilities
Payable for units redeemed	11	—	—	4

Total net assets	$556,452	$10,789,551	$2,632,545	$30,788,734

Net Assets:
Deferred annuity contracts terminable by owners	$556,452	$10,789,551	$2,632,545	$30,788,734

Total net assets	$556,452	$10,789,551	$2,632,545	$30,788,734

8

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA JPMorgan Enhanced Index Subaccount	TA BlackRock Large Cap Value Subaccount	TA AEGON High Yield Bond Subaccount	TA PIMCO Total Return Subaccount
Accumulation units outstanding - Initial:
M&E - 1.25%	33,365	123,031	2,892	533

M&E - 1.30%	—	—	—	—

M&E - 1.40%	227,271	2,072,041	83,182	344,211

M&E - 1.45%	—	—	—	—

M&E - 1.55%	—	—	—	—

M&E - 1.75%	—	—	—	—

M&E - 1.80%	—	—	—	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	—	—	—

Accumulation unit value - Initial:
M&E - 1.25%	$1.157026	$1.471331	$1.976566	$1.636957

M&E - 1.30%	$1.380371	$1.480831	$1.969227	$1.628308

M&E - 1.40%	$1.774989	$1.604940	$1.903896	$1.611259

M&E - 1.45%	$1.609233	$1.700502	$1.932988	$1.527475

M&E - 1.55%	$1.734465	$1.575106	$1.863261	$1.586028

M&E - 1.75%	$1.562538	$1.651152	$1.876908	$1.483135

M&E - 1.80%	$—	$—	$—	$—

M&E - 1.90%	$1.278993	$1.339798	$1.627275	$1.423868

M&E - 1.95%	$—	$—	$—	$—

9

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA JPMorgan Enhanced Index Subaccount	TA BlackRock Large Cap Value Subaccount	TA AEGON High Yield Bond Subaccount	TA PIMCO Total Return Subaccount
Accumulation units outstanding - Service:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	23,025	1,920,040	973,277	13,243,056

M&E - 1.40%	—	—	—	—

M&E - 1.45%	7,157	995,903	313,957	4,642,543

M&E - 1.55%	—	—	—	—

M&E - 1.75%	50,376	1,663,565	84,295	2,521,879

M&E - 1.80%	—	—	7,590	90,765

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	3,486	6,161	127,819

Accumulation unit value - Service:
M&E - 1.25%	$—	$—	$—	$—

M&E - 1.30%	$1.607288	$1.759082	$1.818674	$1.476859

M&E - 1.40%	$—	$—	$—	$—

M&E - 1.45%	$1.378131	$1.491576	$1.705007	$1.460992

M&E - 1.55%	$—	$—	$—	$—

M&E - 1.75%	$1.341343	$1.451755	$1.659477	$1.421987

M&E - 1.80%	$1.532527	$1.677234	$1.734128	$1.408160

M&E - 1.90%	$—	$—	$—	$—

M&E - 1.95%	$1.317418	$1.425843	$1.629865	$1.396607

See accompanying notes.

10

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA Morgan Stanley Capital Growth Subaccount	TA Multi-Managed Balanced Subaccount	TA AllianceBernstein Dynamic Allocation Subaccount	TA WMC Diversified Growth Subaccount
Assets
Investment in securities:
Number of shares - Initial	2,734.674	3,303.280	6,962.505	118,847.209

Cost	$27,538	$39,706	$58,510	$2,948,608

Number of shares - Service	39,395.414	285,802.846	934,910.829	40,440.288

Cost	$449,013	$3,368,000	$7,692,865	$896,358

Investments in mutual funds,
Level 1 quoted pricesat net asset value	$431,631	$3,452,390	$8,072,203	$3,856,962
Receivable for units sold	—	—	—	12

Total assets	431,631	3,452,390	8,072,203	3,856,974

Liabilities
Payable for units redeemed	3	6	16	—

Total net assets	$431,628	$3,452,384	$8,072,187	$3,856,974

Net Assets:
Deferred annuity contracts terminable by owners	$431,628	$3,452,384	$8,072,187	$3,856,974

Total net assets	$431,628	$3,452,384	$8,072,187	$3,856,974

11

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA Morgan Stanley Capital Growth Subaccount	TA Multi-Managed Balanced Subaccount	TA AllianceBernstein Dynamic Allocation Subaccount	TA WMC Diversified Growth Subaccount
Accumulation units outstanding - Initial:
M&E - 1.25%	—	—	—	140,982

M&E - 1.30%	—	—	—	—

M&E - 1.40%	20,240	23,192	39,894	3,013,142

M&E - 1.45%	—	—	—	—

M&E - 1.55%	—	—	—	—

M&E - 1.75%	—	—	—	—

M&E - 1.80%	—	—	—	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	—	—	—

Accumulation unit value - Initial:
M&E - 1.25%	$1.289733	$1.747752	$1.528428	$1.186249

M&E - 1.30%	$1.402391	$1.738528	$1.520365	$1.484781

M&E - 1.40%	$1.394255	$1.720340	$1.504417	$0.902570

M&E - 1.45%	$1.682201	$1.789631	$1.578072	$1.653396

M&E - 1.55%	$1.368303	$1.693398	$1.480866	$0.885855

M&E - 1.75%	$1.633370	$1.737717	$1.532273	$1.605375

M&E - 1.80%	$—	$—	$—	$—

M&E - 1.90%	$1.286067	$1.569823	$1.258898	$1.257768

M&E - 1.95%	$—	$—	$—	$—

12

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA Morgan Stanley Capital Growth Subaccount	TA Multi-Managed Balanced Subaccount	TA AllianceBernstein Dynamic Allocation Subaccount	TA WMC Diversified Growth Subaccount
Accumulation units outstanding - Service:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	113,493	1,016,285	2,520,735	372,259

M&E - 1.40%	—	—	—	—

M&E - 1.45%	150,112	791,104	1,366,384	231,664

M&E - 1.55%	—	—	—	—

M&E - 1.75%	583	84,628	1,727,556	40,152

M&E - 1.80%	—	53,264	56,357	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	59,312	14,091	—

Accumulation unit value - Service:
M&E - 1.25%	$—	$—	$—	$—

M&E - 1.30%	$1.707422	$1.769538	$1.528267	$1.612851

M&E - 1.40%	$—	$—	$—	$—

M&E - 1.45%	$1.391219	$1.638701	$1.332021	$1.365732

M&E - 1.55%	$—	$—	$—	$—

M&E - 1.75%	$1.354100	$1.594939	$1.296454	$1.329278

M&E - 1.80%	$1.627962	$1.687164	$1.457166	$1.537808

M&E - 1.90%	$—	$—	$—	$—

M&E - 1.95%	$1.329905	$1.566437	$1.273324	$1.305539

See accompanying notes.

13

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA AEGON Money Market Subaccount	TA Systematic Small/Mid Cap Value Subaccount	TA AEGON U.S. Government Securities Subaccount	TA AEGON U.S. Government Securities - PAM - SC Subaccount
Assets
Investment in securities:
Number of shares - Initial	454,734.560	179,873.637	33,601.740	—

Cost	$454,735	$3,166,116	$407,827	$—

Number of shares - Service	9,241,579.600	109,997.148	1,351,828.574	200,501.346

Cost	$9,241,580	$2,055,821	$18,348,264	$2,700,641

Investments in mutual funds,
Level 1 quoted pricesat net asset value	$9,696,315	$5,036,543	$18,653,682	$2,700,753
Receivable for units sold	9	—	7	10

Total assets	9,696,324	5,036,543	18,653,689	2,700,763

Liabilities
Payable for units redeemed	—	—	—	—

Total net assets	$9,696,324	$5,036,543	$18,653,689	$2,700,763

Net Assets:
Deferred annuity contracts terminable by owners	$9,696,324	$5,036,543	$18,653,689	$2,700,763

Total net assets	$9,696,324	$5,036,543	$18,653,689	$2,700,763

14

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA AEGON Money Market Subaccount	TA Systematic Small/Mid Cap Value Subaccount	TA AEGON U.S. Government Securities Subaccount	TA AEGON U.S. Government Securities - PAM - SC Subaccount
Accumulation units outstanding - Initial:
M&E - 1.25%	—	119,121	—	—

M&E - 1.30%	—	—	—	—

M&E - 1.40%	323,812	373,516	218,889	—

M&E - 1.45%	—	—	—	—

M&E - 1.55%	—	—	—	—

M&E - 1.75%	—	—	—	—

M&E - 1.80%	—	—	—	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	—	—	—

Accumulation unit value - Initial:
M&E - 1.25%	$1.054856	$2.401091	$1.484019	$—

M&E - 1.30%	$1.036989	$—	$1.449604	$—

M&E - 1.40%	$1.404323	$7.647247	$2.030943	$—

M&E - 1.45%	$1.022598	$—	$1.378038	$—

M&E - 1.55%	$1.372316	$7.472625	$1.987869	$—

M&E - 1.75%	$0.992904	$—	$1.338045	$—

M&E - 1.80%	$—	$—	$—	$—

M&E - 1.90%	$0.993385	$—	$1.309354	$—

M&E - 1.95%	$—	$—	$—	$—

15

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA AEGON Money Market Subaccount	TA Systematic Small/Mid Cap Value Subaccount	TA AEGON U.S. Government Securities Subaccount	TA AEGON U.S. Government Securities - PAM - SC Subaccount
Accumulation units outstanding - Service:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	5,412,265	712,074	7,412,870	1,622,147

M&E - 1.40%	—	—	—	—

M&E - 1.45%	1,619,059	444,043	5,768,308	279,688

M&E - 1.55%	—	—	—	—

M&E - 1.75%	2,084,216	290,184	343,317	137,577

M&E - 1.80%	—	—	—	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	—	153,261	—

Accumulation unit value - Service:
M&E - 1.25%	$—	$—	$—	$—

M&E - 1.30%	$1.023982	$1.318339	$1.333006	$1.333006

M&E - 1.40%	$—	$—	$—	$—

M&E - 1.45%	$1.014163	$1.308732	$1.332660	$1.300387

M&E - 1.55%	$—	$—	$—	$—

M&E - 1.75%	$0.987199	$1.289742	$1.297044	$1.270036

M&E - 1.80%	$0.976319	$1.286608	$1.271027	$1.271027

M&E - 1.90%	$—	$1.280359	$—	$—

M&E - 1.95%	$0.969581	$1.277274	$1.273956	$1.250277

See accompanying notes.

16

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA T. Rowe Price Small Cap Subaccount	TA Morgan Stanley Active International Allocation Subaccount	TA Multi Managed Large Cap Core Subaccount	TA Morgan Stanley Mid-Cap Growth Subaccount
Assets
Investment in securities:
Number of shares - Initial	24,983.392	95,408.646	98,362.205	1,491.273

Cost	$208,179	$1,041,352	$1,470,915	$36,862

Number of shares - Service	655,907.567	30,585.170	250,154.861	89,092.381

Cost	$6,515,247	$311,988	$4,238,029	$2,465,070

Investments in mutual funds,
Level 1 quoted prices at net asset value	$6,836,332	$1,390,397	$6,162,121	$2,490,980
Receivable for units sold	—	4	—	—

Total assets	6,836,332	1,390,401	6,162,121	2,490,980

Liabilities
Payable for units redeemed	3	—	4	5

Total net assets	$6,836,329	$1,390,401	$6,162,117	$2,490,975

Net Assets:
Deferred annuity contracts terminable by owners	$6,836,329	$1,390,401	$6,162,117	$2,490,975

Total net assets	$6,836,329	$1,390,401	$6,162,117	$2,490,975

17

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA T. Rowe Price Small Cap Subaccount	TA Morgan Stanley Active International Allocation Subaccount	TA Multi Managed Large Cap Core Subaccount	TA Morgan Stanley Mid-Cap Growth Subaccount
Accumulation units outstanding - Initial:
M&E - 1.25%	—	19,433	17,098	2,065

M&E - 1.30%	—	—	—	—

M&E - 1.40%	199,364	563,587	424,745	36,556

M&E - 1.45%	—	—	—	—

M&E - 1.55%	—	—	—	—

M&E - 1.75%	—	—	—	—

M&E - 1.80%	—	—	—	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	—	—	—

Accumulation unit value - Initial:
M&E - 1.25%	$1.648412	$1.258268	$1.455655	$1.100950

M&E - 1.30%	$1.779173	$1.515432	$1.588828	$1.486673

M&E - 1.40%	$1.291996	$1.827259	$3.989387	$1.082014

M&E - 1.45%	$2.280133	$1.784644	$1.722380	$1.923689

M&E - 1.55%	$1.267967	$1.785505	$3.898286	$1.063501

M&E - 1.75%	$2.213991	$1.732856	$1.672370	$1.867931

M&E - 1.80%	$—	$—	$—	$—

M&E - 1.90%	$1.599243	$1.329207	$1.435281	$1.563954

M&E - 1.95%	$—	$—	$—	$—

18

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA T. Rowe Price Small Cap Subaccount	TA Morgan Stanley Active International Allocation Subaccount	TA Multi Managed Large Cap Core Subaccount	TA Morgan Stanley Mid-Cap Growth Subaccount
Accumulation units outstanding - Service:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	1,236,186	116,925	988,893	565,434

M&E - 1.40%	—	—	—	—

M&E - 1.45%	900,183	66,964	609,162	297,872

M&E - 1.55%	—	—	—	—

M&E - 1.75%	1,355,299	17,947	1,223,549	554,453

M&E - 1.80%	12,805	—	—	40,854

M&E - 1.90%	—	—	—	—

M&E - 1.95%	6,317	—	—	3,451

Accumulation unit value - Service:
M&E - 1.25%	$—	$—	$—	$—

M&E - 1.30%	$2.252732	$1.802010	$1.714040	$1.890470

M&E - 1.40%	$—	$—	$—	$—

M&E - 1.45%	$1.692561	$1.485595	$1.526500	$1.553916

M&E - 1.55%	$—	$—	$—	$—

M&E - 1.75%	$1.647323	$1.445918	$1.485733	$1.512437

M&E - 1.80%	$2.147901	$1.718178	$1.634299	$1.802560

M&E - 1.90%	$—	$—	$—	$—

M&E - 1.95%	$1.617939	$1.420144	$1.459209	$1.485434

See accompanying notes.

19

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA Vanguard ETF Index - Balanced - SC Subaccount	TA Vanguard ETF Index - Growth - SC Subaccount	TA Efficient Markets - SC Subaccount	TA BlackRock Global Allocation - SC Subaccount
Assets
Investment in securities:
Number of shares - Initial	—	—	—	—

Cost	$—	$—	$—	$—

Number of shares - Service	5,144,177.418	4,847,236.023	555,301.277	2,371,083.197

Cost	$53,549,174	$45,508,533	$7,332,110	$30,623,810

Investments in mutual funds,
Level 1 quoted prices at net asset value	$55,402,791	$46,436,521	$7,579,862	$31,653,961
Receivable for units sold	10	—	—	4

Total assets	55,402,801	46,436,521	7,579,862	31,653,965

Liabilities
Payable for units redeemed	—	43	3	—

Total net assets	$55,402,801	$46,436,478	$7,579,859	$31,653,965

Net Assets:
Deferred annuity contracts terminable by owners	$55,402,801	$46,436,478	$7,579,859	$31,653,965

Total net assets	$55,402,801	$46,436,478	$7,579,859	$31,653,965

20

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA Vanguard ETF Index - Balanced - SC Subaccount	TA Vanguard ETF Index - Growth - SC Subaccount	TA Efficient Markets - SC Subaccount	TA BlackRock Global Allocation - SC Subaccount

Accumulation units outstanding - Initial:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	—	—	—	—

M&E - 1.40%	—	—	—	—

M&E - 1.45%	—	—	—	—

M&E - 1.55%	—	—	—	—

M&E - 1.75%	—	—	—	—

M&E - 1.80%	—	—	—	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	—	—	—

Accumulation unit value - Initial:
M&E - 1.25%	$—	$—	$—	$—

M&E - 1.30%	$—	$—	$—	$—

M&E - 1.40%	$—	$—	$—	$—

M&E - 1.45%	$—	$—	$—	$—

M&E - 1.55%	$—	$—	$—	$—

M&E - 1.75%	$—	$—	$—	$—

M&E - 1.80%	$—	$—	$—	$—

M&E - 1.90%	$—	$—	$—	$—

M&E - 1.95%	$—	$—	$—	$—

21

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA Vanguard ETF Index - Balanced - SC Subaccount	TA Vanguard ETF Index - Growth - SC Subaccount	TA Efficient Markets - SC Subaccount	TA BlackRock Global Allocation - SC Subaccount
Accumulation units outstanding - Service:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	38,271,110	29,416,200	2,361,696	14,012,231

M&E - 1.40%	39,449	—	—	—

M&E - 1.45%	11,183,915	13,449,180	2,045,511	8,768,433

M&E - 1.55%	—	—	—	—

M&E - 1.75%	781,046	981,656	822,932	516,211

M&E - 1.80%	1,754	62,252	13,669	30,612

M&E - 1.90%	—	—	—	—

M&E - 1.95%	33,744	285,710	80,741	330,006

Accumulation unit value - Service:
M&E - 1.25%	$—	$—	$—	$—

M&E - 1.30%	$1.103217	$1.053646	$1.431601	$1.341634

M&E - 1.40%	$1.163345	$1.194752	$—	$—

M&E - 1.45%	$1.095640	$1.046374	$1.422845	$1.334384

M&E - 1.55%	$1.158006	$1.189222	$—	$—

M&E - 1.75%	$1.080606	$1.032001	$1.405544	$1.320001

M&E - 1.80%	$1.078133	$1.029644	$1.402676	$1.317636

M&E - 1.90%	$1.145615	$1.176523	$—	$—

M&E - 1.95%	$1.070743	$1.022629	$1.394176	$1.310548

See accompanying notes.

22

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA BlackRock Tactical Allocation - SC Subaccount	TA ProFunds UltraBear - OAM - SC Subaccount	TA Janus Balanced - SC Subaccount	TA PIMCO Tactical - Growth - SC Subaccount
Assets
Investment in securities:
Number of shares - Initial	—	—	—	—

Cost	$—	$—	$—	$—

Number of shares - Service	1,611,479.586	1,113,091.964	199,770.815	111,657.790

Cost	$22,545,580	$2,909,165	$2,062,073	$1,132,487

Investments in mutual funds,
Level 1 quoted prices at net asset value	$23,414,798	$2,615,766	$2,121,566	$1,095,363
Receivable for units sold	21	—	5	—

Total assets	23,414,819	2,615,766	2,121,571	1,095,363

Liabilities
Payable for units redeemed	—	5	—	1

Total net assets	$23,414,819	$2,615,761	$2,121,571	$1,095,362

Net Assets:
Deferred annuity contracts terminable by owners	$23,414,819	$2,615,761	$2,121,571	$1,095,362

Total net assets	$23,414,819	$2,615,761	$2,121,571	$1,095,362

23

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA BlackRock Tactical Allocation - SC Subaccount	TA ProFunds UltraBear - OAM - SC Subaccount	TA Janus Balanced - SC Subaccount	TA PIMCO Tactical - Growth - SC Subaccount
Accumulation units outstanding - Initial:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	—	—	—	—

M&E - 1.40%	—	—	—	—

M&E - 1.45%	—	—	—	—

M&E - 1.55%	—	—	—	—

M&E - 1.75%	—	—	—	—

M&E - 1.80%	—	—	—	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	—	—	—

Accumulation unit value - Initial:
M&E - 1.25%	$—	$—	$—	$—

M&E - 1.30%	$—	$—	$—	$—

M&E - 1.40%	$—	$—	$—	$—

M&E - 1.45%	$—	$—	$—	$—

M&E - 1.55%	$—	$—	$—	$—

M&E - 1.75%	$—	$—	$—	$—

M&E - 1.80%	$—	$—	$—	$—

M&E - 1.90%	$—	$—	$—	$—

M&E - 1.95%	$—	$—	$—	$—

24

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA BlackRock Tactical Allocation - SC Subaccount	TA ProFunds UltraBear - OAM - SC Subaccount	TA Janus Balanced - SC Subaccount	TA PIMCO Tactical - Growth - SC Subaccount
Accumulation units outstanding - Service:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	9,810,656	6,053,023	1,269,229	857,000

M&E - 1.40%	—	—	—	—

M&E - 1.45%	5,794,650	5,351,276	812,179	278,876

M&E - 1.55%	—	—	—	—

M&E - 1.75%	168,643	132,875	44,119	128,537

M&E - 1.80%	—	133,457	36,359	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	126,364	36,241	5,174	—

Accumulation unit value - Service:
M&E - 1.25%	$—	$—	$—	$—

M&E - 1.30%	$1.476025	$0.224097	$0.981275	$0.868392

M&E - 1.40%	$1.221728	$—	$—	$—

M&E - 1.45%	$1.468069	$0.222882	$0.976752	$0.864397

M&E - 1.55%	$1.216138	$—	$—	$—

M&E - 1.75%	$1.452231	$0.220464	$0.967796	$0.856484

M&E - 1.80%	$1.449592	$0.220060	$0.966310	$0.855161

M&E - 1.90%	$1.203137	$—	$—	$—

M&E - 1.95%	$1.441794	$0.218874	$0.961881	$0.851234

See accompanying notes.

25

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA PIMCO Tactical - Conservative - SC Subaccount	TA PIMCO Tactical - Balanced - SC Subaccount	TA Hanlon Income - SC Subaccount	TA Vanguard ETF Index - Conservative - SC Subaccount
Assets
Investment in securities:
Number of shares - Initial	—	—	—	—

Cost	$—	$—	$—	$—

Number of shares - Service	117,828.815	167,182.300	165,474.629	1,445,052.830

Cost	$1,249,634	$1,764,677	$1,848,663	$16,190,872

Investments in mutual funds,
Level 1 quoted prices at net asset value	$1,194,784	$1,730,337	$1,866,554	$16,892,668
Receivable for units sold	8	3	9	—

Total assets	1,194,792	1,730,340	1,866,563	16,892,668

Liabilities
Payable for units redeemed	—	—	—	4

Total net assets	$1,194,792	$1,730,340	$1,866,563	$16,892,664

Net Assets:
Deferred annuity contracts terminable by owners	$1,194,792	$1,730,340	$1,866,563	$16,892,664

Total net assets	$1,194,792	$1,730,340	$1,866,563	$16,892,664

26

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA PIMCO Tactical - Conservative - SC Subaccount	TA PIMCO Tactical - Balanced - SC Subaccount	TA Hanlon Income - SC Subaccount	TA Vanguard ETF Index - Conservative - SC Subaccount
Accumulation units outstanding - Initial:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	—	—	—	—

M&E - 1.40%	—	—	—	—

M&E - 1.45%	—	—	—	—

M&E - 1.55%	—	—	—	—

M&E - 1.75%	—	—	—	—

M&E - 1.80%	—	—	—	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	—	—	—

Accumulation unit value - Initial:
M&E - 1.25%	$—	$—	$—	$—

M&E - 1.30%	$—	$—	$—	$—

M&E - 1.40%	$—	$—	$—	$—

M&E - 1.45%	$—	$—	$—	$—

M&E - 1.55%	$—	$—	$—	$—

M&E - 1.75%	$—	$—	$—	$—

M&E - 1.80%	$—	$—	$—	$—

M&E - 1.90%	$—	$—	$—	$—

M&E - 1.95%	$—	$—	$—	$—

27

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA PIMCO Tactical - Conservative - SC Subaccount	TA PIMCO Tactical - Balanced - SC Subaccount	TA Hanlon Income - SC Subaccount	TA Vanguard ETF Index - Conservative - SC Subaccount
Accumulation units outstanding - Service:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	465,604	1,376,367	1,038,512	11,709,642

M&E - 1.40%	—	—	—	—

M&E - 1.45%	815,286	432,130	683,409	2,195,125

M&E - 1.55%	—	—	—	—

M&E - 1.75%	30,065	65,507	79,423	701,841

M&E - 1.80%	2,953	—	15,829	24,946

M&E - 1.90%	—	—	—	—

M&E - 1.95%	11,198	—	—	—

Accumulation unit value - Service:
M&E - 1.25%	$—	$—	$—	$—

M&E - 1.30%	$0.904680	$0.924764	$1.029727	$1.156129

M&E - 1.40%	$—	$—	$—	$1.152583

M&E - 1.45%	$0.900521	$0.920507	$1.024964	$1.150791

M&E - 1.55%	$—	$—	$—	$1.147291

M&E - 1.75%	$0.892250	$0.912062	$1.015555	$1.140253

M&E - 1.80%	$0.890882	$0.910655	$1.014015	$1.138517

M&E - 1.90%	$—	$—	$—	$1.135030

M&E - 1.95%	$0.886809	$0.906509	$1.009343	$1.133279

See accompanying notes.

28

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA Vanguard ETF Index - Aggressive Growth - SC Subaccount	TA JP Morgan Midcap Value - SC Subaccount	TA AEGON Tactical Vanguard ETF - Growth - SC Subaccount	TA AEGON Tactical Vanguard ETF - Balanced - SC Subaccount
Assets
Investment in securities:
Number of shares - Initial	—	—	—	—

Cost	$—	$—	$—	$—

Number of shares - Service	340,082.129	321,955.027	552,953.220	705,399.553

Cost	$4,059,274	$4,754,199	$5,399,454	$7,196,631

Investments in mutual funds,
Level 1 quoted prices at net asset value	$4,319,043	$5,189,915	$5,662,241	$7,392,587
Receivable for units sold	—	12	5	—

Total assets	4,319,043	5,189,927	5,662,246	7,392,587

Liabilities
Payable for units redeemed	3	—	—	—

Total net assets	$4,319,040	$5,189,927	$5,662,246	$7,392,587

Net Assets:
Deferred annuity contracts terminable by owners	$4,319,040	$5,189,927	$5,662,246	$7,392,587

Total net assets	$4,319,040	$5,189,927	$5,662,246	$7,392,587

29

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA Vanguard ETF Index - Aggressive Growth - SC Subaccount	TA JP Morgan Midcap Value -SC Subaccount	TA AEGON Tactical Vanguard ETF - Growth - SC Subaccount	TA AEGON Tactical Vanguard ETF - Balanced - SC Subaccount
Accumulation units outstanding - Initial:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	—	—	—	—

M&E - 1.40%	—	—	—	—

M&E - 1.45%	—	—	—	—

M&E - 1.55%	—	—	—	—

M&E - 1.75%	—	—	—	—

M&E - 1.80%	—	—	—	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	—	—	—

Accumulation unit value - Initial:
M&E - 1.25%	$—	$—	$—	$—

M&E - 1.30%	$—	$—	$—	$—

M&E - 1.40%	$—	$—	$—	$—

M&E - 1.45%	$—	$—	$—	$—

M&E - 1.55%	$—	$—	$—	$—

M&E - 1.75%	$—	$—	$—	$—

M&E - 1.80%	$—	$—	$—	$—

M&E - 1.90%	$—	$—	$—	$—

M&E - 1.95%	$—	$—	$—	$—

30

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA Vanguard ETF Index - Aggressive Growth - SC Subaccount	TA JP Morgan Midcap Value - SC Subaccount	TA AEGON Tactical Vanguard ETF - Growth - SC Subaccount	TA AEGON Tactical Vanguard ETF - Balanced - SC Subaccount
Accumulation units outstanding - Service:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	2,364,833	1,433,797	3,233,708	5,788,424

M&E - 1.40%	—	—	—	—

M&E - 1.45%	1,013,099	579,315	2,134,763	1,362,182

M&E - 1.55%	—	—	—	—

M&E - 1.75%	47,828	1,493,737	216,735	19,439

M&E - 1.80%	—	—	34,873	24,264

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	3,448	—	—

Accumulation unit value - Service:
M&E - 1.25%	$—	$—	$—	$—

M&E - 1.30%	$1.262709	$1.488347	$1.008787	$1.028090

M&E - 1.40%	$1.258834	$1.483777	$—	$—

M&E - 1.45%	$1.256917	$1.481498	$1.006296	$1.025551

M&E - 1.55%	$1.253052	$1.476936	$—	$—

M&E - 1.75%	$1.245360	$1.467898	$1.001353	$1.020507

M&E - 1.80%	$1.243479	$1.465660	$1.000532	$1.019665

M&E - 1.90%	$1.239661	$1.461173	$—	$—

M&E - 1.95%	$1.237766	$1.458956	$0.998067	$1.017170

See accompanying notes.

31

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA AEGON Tactical Vanguard ETF - Conservative - SC Subaccount	TA PIMCO Real Return TIPS - SC Subaccount	TA JPMorgan Core Bond - SC Subaccount	TA JPMorgan Tactical Allocation - SC Subaccount
Assets
Investment in securities:
Number of shares - Initial	—	—	—	—

Cost	$—	$—	$—	$—

Number of shares - Service	509,201.571	531,641.278	194,868.826	585,240.820

Cost	$5,123,373	$5,827,660	$2,717,565	$7,583,110

Investments in mutual funds,
Level 1 quoted prices at net asset value	$5,336,432	$5,991,597	$2,747,650	$7,812,965
Receivable for units sold	—	12	—	—

Total assets	5,336,432	5,991,609	2,747,650	7,812,965

Liabilities
Payable for units redeemed	—	—	6	3

Total net assets	$5,336,432	$5,991,609	$2,747,644	$7,812,962

Net Assets:
Deferred annuity contracts terminable by owners	$5,336,432	$5,991,609	$2,747,644	$7,812,962

Total net assets	$5,336,432	$5,991,609	$2,747,644	$7,812,962

32

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA AEGON Tactical Vanguard ETF - Conservative - SC Subaccount	TA PIMCO Real Return TIPS - SC Subaccount	TA JPMorgan Core Bond - SC Subaccount	TA JPMorgan Tactical Allocation - SC Subaccount
Accumulation units outstanding - Initial:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	—	—	—	—

M&E - 1.40%	—	—	—	—

M&E - 1.45%	—	—	—	—

M&E - 1.55%	—	—	—	—

M&E - 1.75%	—	—	—	—

M&E - 1.80%	—	—	—	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	—	—	—

Accumulation unit value - Initial:
M&E - 1.25%	$—	$—	$—	$—

M&E - 1.30%	$—	$—	$—	$—

M&E - 1.40%	$—	$—	$—	$—

M&E - 1.45%	$—	$—	$—	$—

M&E - 1.55%	$—	$—	$—	$—

M&E - 1.75%	$—	$—	$—	$—

M&E - 1.80%	$—	$—	$—	$—

M&E - 1.90%	$—	$—	$—	$—

M&E - 1.95%	$—	$—	$—	$—

33

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA AEGON Tactical Vanguard ETF - Conservative - SC Subaccount	TA PIMCO Real Return TIPS - SC Subaccount	TA JPMorgan Core Bond - SC Subaccount	TA JPMorgan Tactical Allocation - SC Subaccount
Accumulation units outstanding - Service:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	3,242,168	3,711,116	1,549,870	4,885,499

M&E - 1.40%	—	—	—	—

M&E - 1.45%	1,790,855	1,350,068	713,774	2,145,481

M&E - 1.55%	—	—	—	—

M&E - 1.75%	86,519	264,460	234,823	278,672

M&E - 1.80%	38,858	27,484	47,484	89,917

M&E - 1.90%	—	—	—	—

M&E - 1.95%	5,029	—	—	—

Accumulation unit value - Service:
M&E - 1.25%	$—	$—	$—	$—

M&E - 1.30%	$1.034599	$1.120422	$1.080866	$1.057019

M&E - 1.40%	$—	$—	$—	$—

M&E - 1.45%	$1.032030	$1.117668	$1.078200	$1.054421

M&E - 1.55%	$—	$—	$—	$—

M&E - 1.75%	$1.026957	$1.112164	$1.072916	$1.049228

M&E - 1.80%	$1.026124	$1.111260	$1.072035	$1.048376

M&E - 1.90%	$—	$—	$—	$—

M&E - 1.95%	$1.023603	$1.108541	$1.069403	$1.045796

See accompanying notes.

34

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA Legg Mason Dynamic Allocation - Balanced - SC Subaccount	TA Legg Mason Dynamic Allocation - Growth - SC Subaccount	TA Market Participation Strategy - SC Subaccount	Invesco Van Kampen V.I. Value Opportunities Subaccount
Assets
Investment in securities:
Number of shares - Initial	—	—	—	—

Cost	$—	$—	$—	$—

Number of shares - Service	265,790.955	178,370.838	47,183.141	25,142.134

Cost	$2,701,303	$1,790,458	$464,488	$152,618

Investments in mutual funds,
Level 1 quoted prices at net asset value	$2,708,410	$1,808,680	$469,000	$177,755
Receivable for units sold	—	2	1	1

Total assets	2,708,410	1,808,682	469,001	177,756

Liabilities
Payable for units redeemed	2	—	—	—

Total net assets	$2,708,408	$1,808,682	$469,001	$177,756

Net Assets:
Deferred annuity contracts terminable by owners	$2,708,408	$1,808,682	$469,001	$177,756

Total net assets	$2,708,408	$1,808,682	$469,001	$177,756

35

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA Legg Mason Dynamic Allocation - Balanced - SC Subaccount	TA Legg Mason Dynamic Allocation - Growth - SC Subaccount	TA Market Participation Strategy - SC Subaccount	Invesco Van Kampen V.I. Value Opportunities Subaccount
Accumulation units outstanding - Initial:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	—	—	—	—

M&E - 1.40%	—	—	—	—

M&E - 1.45%	—	—	—	—

M&E - 1.55%	—	—	—	—

M&E - 1.75%	—	—	—	—

M&E - 1.80%	—	—	—	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	—	—	—

Accumulation unit value - Initial:
M&E - 1.25%	$—	$—	$—	$—

M&E - 1.30%	$—	$—	$—	$—

M&E - 1.40%	$—	$—	$—	$—

M&E - 1.45%	$—	$—	$—	$—

M&E - 1.55%	$—	$—	$—	$—

M&E - 1.75%	$—	$—	$—	$—

M&E - 1.80%	$—	$—	$—	$—

M&E - 1.90%	$—	$—	$—	$—

M&E - 1.95%	$—	$—	$—	$—

36

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	TA Legg Mason Dynamic Allocation - Balanced - SC Subaccount	TA Legg Mason Dynamic Allocation - Growth - SC Subaccount	TA Market Participation Strategy - SC Subaccount	Invesco Van Kampen V.I. Value Opportunities Subaccount
Accumulation units outstanding - Service:
M&E - 1.25%	—	—	—	245

M&E - 1.30%	2,435,970	1,015,729	340,917	122,427

M&E - 1.40%	—	—	—	—

M&E - 1.45%	196,767	746,652	132,727	40,371

M&E - 1.55%	—	—	—	—

M&E - 1.75%	43,097	37,637	—	—

M&E - 1.80%	5,466	—	—	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	—	—	—

Accumulation unit value - Service:
M&E - 1.25%	$—	$—	$—	$1.032385

M&E - 1.30%	$1.010238	$1.005291	$0.990317	$1.026935

M&E - 1.40%	$—	$—	$—	$1.016170

M&E - 1.45%	$1.009242	$1.004290	$0.989890	$1.282583

M&E - 1.55%	$—	$—	$—	$1.000243

M&E - 1.75%	$1.007249	$1.002310	$0.989050	$1.245345

M&E - 1.80%	$1.006923	$1.001982	$0.988910	$0.974332

M&E - 1.90%	$—	$—	$—	$0.953601

M&E - 1.95%	$1.005932	$1.000988	$0.988494	$1.034230

See accompanying notes.

37

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	Invesco Van Kampen V.I. American Franchise Subaccount	AllianceBernstein Growth & Income Subaccount	AllianceBernstein Large Cap Growth Subaccount	AllianceBernstein Balanced Wealth Strategy Subaccount
Assets
Investment in securities:
Number of shares - Initial	—	—	—	—

Cost	$—	$—	$—	$—

Number of shares - Service	2,487.420	221,410.676	11,248.599	168,269.736

Cost	$90,866	$4,369,912	$292,945	$1,880,989

Investments in mutual funds,
Level 1 quoted prices at net asset value	$88,428	$4,574,345	$341,732	$2,020,920
Receivable for units sold	—	—	2	6

Total assets	88,428	4,574,345	341,734	2,020,926

Liabilities
Payable for units redeemed	—	9	—	—

Total net assets	$88,428	$4,574,336	$341,734	$2,020,926

Net Assets:
Deferred annuity contracts terminable by owners	$88,428	$4,574,336	$341,734	$2,020,926

Total net assets	$88,428	$4,574,336	$341,734	$2,020,926

38

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	Invesco Van Kampen V.I. American Franchise Subaccount	AllianceBernstein Growth & Income Subaccount	AllianceBernstein Large Cap Growth Subaccount	AllianceBernstein Balanced Wealth Strategy Subaccount
Accumulation units outstanding - Initial:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	—	—	—	—

M&E - 1.40%	—	—	—	—

M&E - 1.45%	—	—	—	—

M&E - 1.55%	—	—	—	—

M&E - 1.75%	—	—	—	—

M&E - 1.80%	—	—	—	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	—	—	—

Accumulation unit value - Initial:
M&E - 1.25%	$—	$—	$—	$—

M&E - 1.30%	$—	$—	$—	$—

M&E - 1.40%	$—	$—	$—	$—

M&E - 1.45%	$—	$—	$—	$—

M&E - 1.55%	$—	$—	$—	$—

M&E - 1.75%	$—	$—	$—	$—

M&E - 1.80%	$—	$—	$—	$—

M&E - 1.90%	$—	$—	$—	$—

M&E - 1.95%	$—	$—	$—	$—

39

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	Invesco Van Kampen V.I. American Franchise Subaccount	AllianceBernstein Growth & Income Subaccount	AllianceBernstein Large Cap Growth Subaccount	AllianceBernstein Balanced Wealth Strategy Subaccount
Accumulation units outstanding - Service:
M&E - 1.25%	—	703	—	—

M&E - 1.30%	55,601	1,525,194	246,309	756,689

M&E - 1.40%	3,531	73,376	—	—

M&E - 1.45%	32,569	573,825	29,703	499,394

M&E - 1.55%	—	—	—	—

M&E - 1.75%	—	1,071,369	—	59,835

M&E - 1.80%	—	—	—	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	3,892	—	93,802

Accumulation unit value - Service:
M&E - 1.25%	$0.964999	$1.186830	$0.910853	$—

M&E - 1.30%	$0.964665	$1.308696	$1.214190	$1.440290

M&E - 1.40%	$0.964032	$1.166494	$0.895253	$—

M&E - 1.45%	$0.963697	$1.540739	$1.436485	$1.431501

M&E - 1.55%	$0.963057	$1.146547	$0.879919	$—

M&E - 1.75%	$0.961770	$1.496032	$1.394783	$1.414139

M&E - 1.80%	$0.961445	$1.241644	$1.151979	$1.411267

M&E - 1.90%	$0.960808	$1.185702	$1.228287	$—

M&E - 1.95%	$0.960487	$1.278544	$1.217695	$1.402702

See accompanying notes.

40

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	Janus Aspen - Enterprise Subaccount	Janus Aspen -Perkins Mid Cap Value Subaccount	Janus Aspen - Worldwide Subaccount	JPMorgan Insurance Trust Core Bond Subaccount
Assets
Investment in securities:
Number of shares - Initial	—	—	—	—

Cost	$—	$—	$—	$—

Number of shares - Service	3,745.684	117.662	9,568.538	73,120.765

Cost	$142,255	$1,694	$274,676	$842,675

Investments in mutual funds,
Level 1 quoted prices at net asset value	$161,739	$1,832	$290,118	$861,363
Receivable for units sold	—	—	—	—

Total assets	161,739	1,832	290,118	861,363

Liabilities
Payable for units redeemed	4	8	—	5

Total net assets	$161,735	$1,824	$290,118	$861,358

Net Assets:
Deferred annuity contracts terminable by owners	$161,735	$1,824	$290,118	$861,358

Total net assets	$161,735	$1,824	$290,118	$861,358

41

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	Janus Aspen - Enterprise Subaccount	Janus Aspen -Perkins Mid Cap Value Subaccount	Janus Aspen - Worldwide Subaccount	JPMorgan Insurance Trust Core Bond Subaccount
Accumulation units outstanding - Initial:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	—	—	—	—

M&E - 1.40%	—	—	—	—

M&E - 1.45%	—	—	—	—

M&E - 1.55%	—	—	—	—

M&E - 1.75%	—	—	—	—

M&E - 1.80%	—	—	—	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	—	—	—

Accumulation unit value - Initial:
M&E - 1.25%	$—	$—	$—	$—

M&E - 1.30%	$—	$—	$—	$—

M&E - 1.40%	$—	$—	$—	$—

M&E - 1.45%	$—	$—	$—	$—

M&E - 1.55%	$—	$—	$—	$—

M&E - 1.75%	$—	$—	$—	$—

M&E - 1.80%	$—	$—	$—	$—

M&E - 1.90%	$—	$—	$—	$—

M&E - 1.95%	$—	$—	$—	$—

42

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	Janus Aspen - Enterprise Subaccount	Janus Aspen - Perkins Mid Cap Value Subaccount	Janus Aspen - Worldwide Subaccount	JPMorgan Insurance Trust Core Bond Subaccount
Accumulation units outstanding - Service:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	62,838	—	154,117	355,120

M&E - 1.40%	7,562	1,147	46,819	37,298

M&E - 1.45%	10,068	—	67,254	98,109

M&E - 1.55%	—	—	—	—

M&E - 1.75%	799	—	—	179,717

M&E - 1.80%	—	—	—	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	—	—	21,328

Accumulation unit value - Service:
M&E - 1.25%	$1.418737	$1.624295	$0.862311	$1.255193

M&E - 1.30%	$2.058824	$—	$1.091246	$1.252905

M&E - 1.40%	$0.727505	$1.590394	$0.686613	$1.248356

M&E - 1.45%	$2.477108	$—	$1.335121	$1.246100

M&E - 1.55%	$0.782899	$1.561949	$0.674291	$1.241573

M&E - 1.75%	$2.405172	$—	$1.296341	$1.232567

M&E - 1.80%	$1.953385	$—	$1.035342	$1.230348

M&E - 1.90%	$1.781761	$—	$1.095735	$1.225911

M&E - 1.95%	$1.878276	$—	$1.137815	$1.223657

See accompanying notes.

43

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	JPMorgan Insurance Trust International Equity Subaccount	JPMorgan Insurance Trust Mid Cap Value Subaccount	JPMorgan Insurance Trust Small Cap Core Subaccount	JPMorgan Insurance Trust U.S. Equity Subaccount
Assets
Investment in securities:
Number of shares - Initial	—	—	—	—

Cost	$—	$—	$—	$—

Number of shares - Service	50,443.744	12,257.836	765.809	2,591.518

Cost	$465,442	$53,576	$7,704	$39,639

Investments in mutual funds,
Level 1 quoted prices at net asset value	$530,668	$100,147	$13,011	$45,714
Receivable for units sold	8	—	4	1

Total assets	530,676	100,147	13,015	45,715

Liabilities
Payable for units redeemed	—	2	—	—

Total net assets	$530,676	$100,145	$13,015	$45,715

Net Assets:
Deferred annuity contracts terminable by owners	$530,676	$100,145	$13,015	$45,715

Total net assets	$530,676	$100,145	$13,015	$45,715

44

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	JPMorgan Insurance Trust International Equity Subaccount	JPMorgan Insurance Trust Mid Cap Value Subaccount	JPMorgan Insurance Trust Small Cap Core Subaccount	JPMorgan Insurance Trust U.S. Equity Subaccount
Accumulation units outstanding - Initial:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	—	—	—	—

M&E - 1.40%	—	—	—	—

M&E - 1.45%	—	—	—	—

M&E - 1.55%	—	—	—	—

M&E - 1.75%	—	—	—	—

M&E - 1.80%	—	—	—	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	—	—	—

Accumulation unit value - Initial:
M&E - 1.25%	$—	$—	$—	$—

M&E - 1.30%	$—	$—	$—	$—

M&E - 1.40%	$—	$—	$—	$—

M&E - 1.45%	$—	$—	$—	$—

M&E - 1.55%	$—	$—	$—	$—

M&E - 1.75%	$—	$—	$—	$—

M&E - 1.80%	$—	$—	$—	$—

M&E - 1.90%	$—	$—	$—	$—

M&E - 1.95%	$—	$—	$—	$—

45

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	JPMorgan Insurance Trust International Equity Subaccount	JPMorgan Insurance Trust Mid Cap Value Subaccount	JPMorgan Insurance Trust Small Cap Core Subaccount	JPMorgan Insurance Trust U.S. Equity Subaccount
Accumulation units outstanding - Service:
M&E - 1.25%	—	40,389	—	—

M&E - 1.30%	180,997	—	600	24,728

M&E - 1.40%	12,707	6,996	6,478	—

M&E - 1.45%	141,979	4,759	—	2,084

M&E - 1.55%	—	—	—	—

M&E - 1.75%	—	—	—	—

M&E - 1.80%	—	—	—	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	3,458	—	—	—

Accumulation unit value - Service:
M&E - 1.25%	$1.571761	$1.923222	$1.848221	$1.708802

M&E - 1.30%	$1.568920	$1.919725	$1.844865	$1.705681

M&E - 1.40%	$1.563226	$1.912751	$1.838174	$1.699489

M&E - 1.45%	$1.560404	$1.909243	$1.834839	$1.696400

M&E - 1.55%	$1.554736	$1.902316	$1.828211	$1.690256

M&E - 1.75%	$1.543511	$1.888540	$1.815024	$1.678013

M&E - 1.80%	$1.540742	$1.885129	$1.811732	$1.674979

M&E - 1.90%	$1.535179	$1.878337	$1.805215	$1.668912

M&E - 1.95%	$1.532391	$1.874923	$1.801968	$1.665888

See accompanying notes.

46

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	MFS® New Discovery Subaccount	MFS® Total Return Subaccount	Fidelity VIP Contrafund® Subaccount	Fidelity VIP Equity - Income Subaccount
Assets
Investment in securities:
Number of shares - Initial	—	—	—	—

Cost	$—	$—	$—	$—

Number of shares - Service	369,956.635	68,357.358	191,931.300	44,923.301

Cost	$5,595,838	$1,236,698	$4,523,455	$847,086

Investments in mutual funds,
Level 1 quoted prices at net asset value	$5,553,049	$1,353,476	$4,990,214	$881,395
Receivable for units sold	—	—	—	—

Total assets	5,553,049	1,353,476	4,990,214	881,395

Liabilities
Payable for units redeemed	3	1	13	4

Total net assets	$5,553,046	$1,353,475	$4,990,201	$881,391

Net Assets:
Deferred annuity contracts terminable by owners	$5,553,046	$1,353,475	$4,990,201	$881,391

Total net assets	$5,553,046	$1,353,475	$4,990,201	$881,391

47

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	MFS® New Discovery Subaccount	MFS® Total Return Subaccount	Fidelity VIP Contrafund® Subaccount	Fidelity VIP Equity - Income Subaccount
Accumulation units outstanding - Initial:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	—	—	—	—

M&E - 1.40%	—	—	—	—

M&E - 1.45%	—	—	—	—

M&E - 1.55%	—	—	—	—

M&E - 1.75%	—	—	—	—

M&E - 1.80%	—	—	—	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	—	—	—

Accumulation unit value - Initial:
M&E - 1.25%	$—	$—	$—	$—

M&E - 1.30%	$—	$—	$—	$—

M&E - 1.40%	$—	$—	$—	$—

M&E - 1.45%	$—	$—	$—	$—

M&E - 1.55%	$—	$—	$—	$—

M&E - 1.75%	$—	$—	$—	$—

M&E - 1.80%	$—	$—	$—	$—

M&E - 1.90%	$—	$—	$—	$—

M&E - 1.95%	$—	$—	$—	$—

48

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	MFS® New Discovery Subaccount	MFS® Total Return Subaccount	Fidelity VIP Contrafund® Subaccount	Fidelity VIP Equity - Income Subaccount
Accumulation units outstanding - Service:
M&E - 1.25%	—	—	47,688	615

M&E - 1.30%	1,353,506	713,905	1,311,486	373,224

M&E - 1.40%	19,404	28,866	288,140	99,663

M&E - 1.45%	649,912	192,178	1,027,674	113,474

M&E - 1.55%	—	—	—	—

M&E - 1.75%	925,709	22,958	76,793	46,621

M&E - 1.80%	20,156	—	12,873	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	6,898	—	2,750	—

Accumulation unit value - Service:
M&E - 1.25%	$1.645861	$1.405624	$1.722877	$1.263782

M&E - 1.30%	$1.637182	$1.398243	$1.751320	$1.342765

M&E - 1.40%	$1.620011	$1.383572	$1.424962	$1.343597

M&E - 1.45%	$2.107338	$1.470252	$1.973183	$1.546878

M&E - 1.55%	$1.594598	$1.361906	$1.398505	$1.318619

M&E - 1.75%	$2.046151	$1.427553	$1.915956	$1.501977

M&E - 1.80%	$1.553292	$1.326630	$1.661602	$1.273999

M&E - 1.90%	$1.587064	$1.255141	$1.484625	$1.206437

M&E - 1.95%	$1.542916	$1.310871	$1.566364	$1.295830

See accompanying notes.

49

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	Fidelity VIP Growth Subaccount	Fidelity VIP Growth Opportunities Subaccount	Fidelity VIP Mid Cap Subaccount	Fidelity VIP Value Strategies Subaccount
Assets
Investment in securities:
Number of shares - Initial	—	—	—	—

Cost	$—	$—	$—	$—

Number of shares - Service	12,890.414	61.486	175,247.556	143,627.824

Cost	$485,848	$1,082	$5,446,943	$1,426,387

Investments in mutual funds,
Level 1 quoted prices at net asset value	$536,757	$1,328	$5,253,922	$1,605,759
Receivable for units sold	—	5	—	3

Total assets	536,757	1,333	5,253,922	1,605,762

Liabilities
Payable for units redeemed	2	—	6	—

Total net assets	$536,755	$1,333	$5,253,916	$1,605,762

Net Assets:
Deferred annuity contracts terminable by owners	$536,755	$1,333	$5,253,916	$1,605,762

Total net assets	$536,755	$1,333	$5,253,916	$1,605,762

50

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	Fidelity VIP Growth Subaccount	Fidelity VIP Growth Opportunities Subaccount	Fidelity VIP Mid Cap Subaccount	Fidelity VIP Value Strategies Subaccount
Accumulation units outstanding - Initial:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	—	—	—	—

M&E - 1.40%	—	—	—	—

M&E - 1.45%	—	—	—	—

M&E - 1.55%	—	—	—	—

M&E - 1.75%	—	—	—	—

M&E - 1.80%	—	—	—	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	—	—	—

Accumulation unit value - Initial:
M&E - 1.25%	$—	$—	$—	$—

M&E - 1.30%	$—	$—	$—	$—

M&E - 1.40%	$—	$—	$—	$—

M&E - 1.45%	$—	$—	$—	$—

M&E - 1.55%	$—	$—	$—	$—

M&E - 1.75%	$—	$—	$—	$—

M&E - 1.80%	$—	$—	$—	$—

M&E - 1.90%	$—	$—	$—	$—

M&E - 1.95%	$—	$—	$—	$—

51

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	Fidelity VIP Growth Subaccount	Fidelity VIP Growth Opportunities Subaccount	Fidelity VIP Mid Cap Subaccount	Fidelity VIP Value Strategies Subaccount
Accumulation units outstanding - Service:
M&E - 1.25%	—	—	45,717	—

M&E - 1.30%	198,214	—	879,420	332,483

M&E - 1.40%	13,351	1,466	215,686	58,867

M&E - 1.45%	182,800	—	494,523	439,090

M&E - 1.55%	—	—	—	—

M&E - 1.75%	1,682	—	575,260	30,578

M&E - 1.80%	—	—	13,259	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	—	5,591	3,795

Accumulation unit value - Service:
M&E - 1.25%	$0.981851	$1.182989	$2.360244	$1.660490

M&E - 1.30%	$1.216905	$—	$2.203677	$1.651800

M&E - 1.40%	$0.965031	$0.909910	$2.392732	$1.634493

M&E - 1.45%	$1.532606	$—	$2.519844	$2.037615

M&E - 1.55%	$0.948503	$0.892974	$2.348232	$1.608870

M&E - 1.75%	$1.488094	$—	$2.446756	$1.978476

M&E - 1.80%	$1.154603	$—	$2.090762	$1.567161

M&E - 1.90%	$1.211762	$—	$1.765284	$1.342577

M&E - 1.95%	$1.204472	$—	$1.898249	$1.358486

See accompanying notes.

52

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	Fidelity VIP Balanced Subaccount	Franklin Income Securities Subaccount	Mutual Shares Securities Subaccount	Templeton Foreign Securities Subaccount
Assets
Investment in securities:
Number of shares - Initial	—	—	—	—

Cost	$—	$—	$—	$—

Number of shares - Service	468,796.816	598,782.153	32,842.084	138,225.289

Cost	$7,057,890	$8,687,276	$511,830	$1,871,136

Investments in mutual funds,
Level 1 quoted prices at net asset value	$7,280,415	$9,023,647	$565,541	$1,986,297
Receivable for units sold	4	—	4	1

Total assets	7,280,419	9,023,647	565,545	1,986,298

Liabilities
Payable for units redeemed	—	3	—	—

Total net assets	$7,280,419	$9,023,644	$565,545	$1,986,298

Net Assets:
Deferred annuity contracts terminable by owners	$7,280,419	$9,023,644	$565,545	$1,986,298

Total net assets	$7,280,419	$9,023,644	$565,545	$1,986,298

53

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	Fidelity VIP Balanced Subaccount	Franklin Income Securities Subaccount	Mutual Shares Securities Subaccount	Templeton Foreign Securities Subaccount
Accumulation units outstanding - Initial:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	—	—	—	—

M&E - 1.40%	—	—	—	—

M&E - 1.45%	—	—	—	—

M&E - 1.55%	—	—	—	—

M&E - 1.75%	—	—	—	—

M&E - 1.80%	—	—	—	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	—	—	—

Accumulation unit value - Initial:
M&E - 1.25%	$—	$—	$—	$—

M&E - 1.30%	$—	$—	$—	$—

M&E - 1.40%	$—	$—	$—	$—

M&E - 1.45%	$—	$—	$—	$—

M&E - 1.55%	$—	$—	$—	$—

M&E - 1.75%	$—	$—	$—	$—

M&E - 1.80%	$—	$—	$—	$—

M&E - 1.90%	$—	$—	$—	$—

M&E - 1.95%	$—	$—	$—	$—

54

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	Fidelity VIP Balanced Subaccount	Franklin Income Securities Subaccount	Mutual Shares Securities Subaccount	Templeton Foreign Securities Subaccount
Accumulation units outstanding - Service:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	3,532,953	4,027,379	382,826	1,037,148

M&E - 1.40%	—	29,488	39,693	32,645

M&E - 1.45%	1,972,128	1,349,590	83,431	889,035

M&E - 1.55%	—	—	—	—

M&E - 1.75%	894,565	2,644,082	107,294	113,699

M&E - 1.80%	—	24,998	18,164	44,156

M&E - 1.90%	—	—	—	—

M&E - 1.95%	28,406	—	—	11,863

Accumulation unit value - Service:
M&E - 1.25%	$—	$1.131434	$0.904048	$0.941134

M&E - 1.30%	$1.138401	$1.128272	$0.901525	$0.938505

M&E - 1.40%	$—	$1.121956	$0.896470	$0.933266

M&E - 1.45%	$1.130571	$1.118866	$0.893991	$0.930640

M&E - 1.55%	$—	$1.112603	$0.888968	$0.925467

M&E - 1.75%	$1.115052	$1.100247	$0.879115	$0.915177

M&E - 1.80%	$1.112499	$1.097186	$0.876671	$0.912612

M&E - 1.90%	$—	$1.091097	$0.871800	$0.907552

M&E - 1.95%	$1.104879	$1.088054	$0.869358	$0.905025

See accompanying notes.

55

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	Franklin Templeton VIP Founding Funds Allocation Subaccount	American Funds - Asset Allocation Subaccount	American Funds - Bond Subaccount	American Funds - Growth Subaccount
Assets
Investment in securities:
Number of shares - Initial	—	—	—	—

Cost	$—	$—	$—	$—

Number of shares - Service	402,635.145	492,652.880	219,884.265	23,859.774

Cost	$3,087,777	$8,278,084	$2,462,596	$1,350,185

Investments in mutual funds,
Level 1 quoted prices at net asset value	$3,418,372	$9,020,474	$2,456,107	$1,442,323
Receivable for units sold	—	—	7	—

Total assets	3,418,372	9,020,474	2,456,114	1,442,323

Liabilities
Payable for units redeemed	6	16	—	3

Total net assets	$3,418,366	$9,020,458	$2,456,114	$1,442,320

Net Assets:
Deferred annuity contracts terminable by owners	$3,418,366	$9,020,458	$2,456,114	$1,442,320

Total net assets	$3,418,366	$9,020,458	$2,456,114	$1,442,320

56

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	Franklin Templeton VIP Founding Funds Allocation Subaccount	American Funds - Asset Allocation Subaccount	American Funds - Bond Subaccount	American Funds - Growth Subaccount
Accumulation units outstanding - Initial:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	—	—	—	—

M&E - 1.40%	—	—	—	—

M&E - 1.45%	—	—	—	—

M&E - 1.55%	—	—	—	—

M&E - 1.75%	—	—	—	—

M&E - 1.80%	—	—	—	—

M&E - 1.90%	—	—	—	—

M&E - 1.95%	—	—	—	—

Accumulation unit value - Initial:
M&E - 1.25%	$—	$—	$—	$—

M&E - 1.30%	$—	$—	$—	$—

M&E - 1.40%	$—	$—	$—	$—

M&E - 1.45%	$—	$—	$—	$—

M&E - 1.55%	$—	$—	$—	$—

M&E - 1.75%	$—	$—	$—	$—

M&E - 1.80%	$—	$—	$—	$—

M&E - 1.90%	$—	$—	$—	$—

M&E - 1.95%	$—	$—	$—	$—

57

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	Franklin Templeton VIP Founding Funds Allocation Subaccount	American Funds - Asset Allocation Subaccount	American Funds - Bond Subaccount	American Funds - Growth Subaccount
Accumulation units outstanding - Service:
M&E - 1.25%	—	—	—	—

M&E - 1.30%	1,122,167	5,667,585	1,417,310	624,006

M&E - 1.40%	—	—	—	—

M&E - 1.45%	791,365	1,386,344	715,683	382,401

M&E - 1.55%	—	—	—	—

M&E - 1.75%	221,341	12,317	48,314	116,005

M&E - 1.80%	—	—	—	6,865

M&E - 1.90%	—	—	—	—

M&E - 1.95%	128,640	26,026	—	—

Accumulation unit value - Service:
M&E - 1.25%	$—	$—	$—	$—

M&E - 1.30%	$1.518385	$1.273134	$1.128027	$1.281122

M&E - 1.40%	$—	$—	$—	$—

M&E - 1.45%	$1.509137	$1.267300	$1.122840	$1.275233

M&E - 1.55%	$—	$—	$—	$—

M&E - 1.75%	$1.490817	$1.255714	$1.112562	$1.263577

M&E - 1.80%	$1.487796	$1.253785	$1.110897	$1.261635

M&E - 1.90%	$—	$—	$—	$—

M&E - 1.95%	$1.478775	$1.248049	$1.105809	$1.255886

See accompanying notes.

58

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	American Funds - Growth-Income Subaccount	American Funds - International Subaccount	GE Investments Total Return Subaccount
Assets
Investment in securities:
Number of shares - Initial	—	—	—

Cost	$—	$—	$—

Number of shares - Service	21,280.014	191,802.302	49,847.367

Cost	$759,231	$3,122,091	$812,073

Investments in mutual funds,
Level 1 quoted prices at net asset value	$813,748	$3,379,557	$862,359
Receivable for units sold	1	—	—

Total assets	813,749	3,379,557	862,359

Liabilities
Payable for units redeemed	—	8	5

Total net assets	$813,749	$3,379,549	$862,354

Net Assets:
Deferred annuity contracts terminable by owners	$813,749	$3,379,549	$862,354

Total net assets	$813,749	$3,379,549	$862,354

59

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	American Funds - Growth-Income Subaccount	American Funds - International Subaccount	GE Investments Total Return Subaccount
Accumulation units outstanding - Initial:
M&E - 1.25%	—	—	—

M&E - 1.30%	—	—	—

M&E - 1.40%	—	—	—

M&E - 1.45%	—	—	—

M&E - 1.55%	—	—	—

M&E - 1.75%	—	—	—

M&E - 1.80%	—	—	—

M&E - 1.90%	—	—	—

M&E - 1.95%	—	—	—

Accumulation unit value - Initial:
M&E - 1.25%	$—	$—	$—

M&E - 1.30%	$—	$—	$—

M&E - 1.40%	$—	$—	$—

M&E - 1.45%	$—	$—	$—

M&E - 1.55%	$—	$—	$—

M&E - 1.75%	$—	$—	$—

M&E - 1.80%	$—	$—	$—

M&E - 1.90%	$—	$—	$—

M&E - 1.95%	$—	$—	$—

60

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Assets and Liabilities

December 31, 2012

	American Funds - Growth-Income Subaccount	American Funds - International Subaccount	GE Investments Total Return Subaccount
Accumulation units outstanding - Service:
M&E - 1.25%	—	—	—

M&E - 1.30%	370,497	1,753,316	477,264

M&E - 1.40%	—	—	—

M&E - 1.45%	222,669	439,526	149,850

M&E - 1.55%	—	—	—

M&E - 1.75%	58,877	1,137,322	104,331

M&E - 1.80%	—	4,804	—

M&E - 1.90%	—	—	—

M&E - 1.95%	8,376	5,210	26,200

Accumulation unit value - Service:
M&E - 1.25%	$—	$—	$—

M&E - 1.30%	$1.235904	$1.017205	$1.142177

M&E - 1.40%	$—	$—	$—

M&E - 1.45%	$1.230219	$1.012531	$1.136922

M&E - 1.55%	$—	$—	$—

M&E - 1.75%	$1.218978	$1.003256	$1.126521

M&E - 1.80%	$1.217099	$1.001726	$1.124799

M&E - 1.90%	$—	$—	$—

M&E - 1.95%	$1.211549	$0.997163	$1.119656

See accompanying notes.

61

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	TA Asset Allocation - Conservative Subaccount	TA Asset Allocation - Growth Subaccount	TA Asset Allocation - Moderate Subaccount	TA Asset Allocation - Moderate Growth Subaccount
Net Assets as of January 1, 2011	$11,316,536	$1,900,409	$29,544,478	$40,726,484

Investment income:
Dividends	351,460	17,261	980,173	833,625
Investment expenses:
Mortality and expense risk and other charges	184,164	24,854	561,722	610,414

Net investment income (loss)	167,296	(7,593)	418,451	223,211

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	172,392	98,839	(205,966)	(1,692,923)

Net realized capital gains (losses) on investments	172,392	98,839	(205,966)	(1,692,923)
Net change in unrealized appreciation (depreciation)	(236,413)	(228,354)	(1,021,432)	(382,949)

Net gain (loss) on Investment	(64,021)	(129,515)	(1,227,398)	(2,075,872)

Increase (decrease) in net assets from operations	103,275	(137,108)	(808,947)	(1,852,661)

Increase (decrease) in net assets from contract transactions	4,467,776	312,188	28,348,193	4,755,666

Total increase (decrease) in net assets	4,571,051	175,080	27,539,246	2,903,005

Net Assets as of December 31, 2011	$15,887,587	$2,075,489	$57,083,724	$43,629,489

Investment income:
Dividends	605,112	24,919	1,985,132	1,126,050
Investment expenses:
Mortality and expense risk and other charges	265,636	31,387	1,008,446	678,429

Net investment income (loss)	339,476	(6,468)	976,686	447,621

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	343,059	49,734	(303,298)	(1,045,081)

Net realized capital gains (losses) on investments	343,059	49,734	(303,298)	(1,045,081)
Net change in unrealized appreciation (depreciation)	335,286	176,467	4,451,040	4,619,699

Net gain (loss) on Investment	678,345	226,201	4,147,742	3,574,618

Increase (decrease) in net assets from operations	1,017,821	219,733	5,124,428	4,022,239

Increase (decrease) in net assets from contract transactions	5,895,925	158,658	29,083,131	6,027,864

Total increase (decrease) in net assets	6,913,746	378,391	34,207,559	10,050,103

Net Assets as of December 31, 2012	$22,801,333	$2,453,880	$91,291,283	$53,679,592

See accompanying notes.

(1)	See footnote 1

62

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	TA International Moderate Growth - SC Subaccount	TA MFS International Equity Subaccount	TA Clarion Global Real Estate Securities Subaccount	TA Jennison Growth Subaccount
Net Assets as of January 1, 2011	$5,254,978	$396,461	$641,833	$3,136,577

Investment income:
Dividends	112,479	4,604	56,562	2,571
Investment expenses:
Mortality and expense risk and other charges	83,076	6,105	11,379	43,622

Net investment income (loss)	29,403	(1,501)	45,183	(41,051)

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	(120,377)	2,431	20,841	59,399

Net realized capital gains (losses) on investments	(120,377)	2,431	20,841	59,399
Net change in unrealized appreciation (depreciation)	(487,570)	(72,742)	(145,394)	(89,408)

Net gain (loss) on Investment	(607,947)	(70,311)	(124,553)	(30,009)

Increase (decrease) in net assets from operations	(578,544)	(71,812)	(79,370)	(71,060)

Increase (decrease) in net assets from contract transactions	1,594,864	34,013	329,638	1,072,391

Total increase (decrease) in net assets	1,016,320	(37,799)	250,268	1,001,331

Net Assets as of December 31, 2011	$6,271,298	$358,662	$892,101	$4,137,908

Investment income:
Dividends	230,995	9,080	49,043	1,411
Investment expenses:
Mortality and expense risk and other charges	109,617	8,132	19,586	92,852

Net investment income (loss)	121,378	948	29,457	(91,441)

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	466,150
Realized gain (loss) on investments	244,698	(7,499)	16,283	317,678

Net realized capital gains (losses) on investments	244,698	(7,499)	16,283	783,828
Net change in unrealized appreciation (depreciation)	419,728	100,147	219,947	(123,172)

Net gain (loss) on Investment	664,426	92,648	236,230	660,656

Increase (decrease) in net assets from operations	785,804	93,596	265,687	569,215

Increase (decrease) in net assets from contract transactions	2,733,438	326,852	550,346	2,825,876

Total increase (decrease) in net assets	3,519,242	420,448	816,033	3,395,091

Net Assets as of December 31, 2012	$9,790,540	$779,110	$1,708,134	$7,532,999

See accompanying notes.

(1)	See footnote 1

63

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	TA JPMorgan Enhanced Index Subaccount	TA BlackRock Large Cap Value Subaccount	TA AEGON High Yield Bond Subaccount	TA PIMCO Total Return Subaccount
Net Assets as of January 1, 2011	$801,654	$5,631,493	$857,342	$10,309,989

Investment income:
Dividends	8,962	90,870	103,304	290,081
Investment expenses:
Mortality and expense risk and other charges	10,613	77,516	18,641	167,276

Net investment income (loss)	(1,651)	13,354	84,663	122,805

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	329,339
Realized gain (loss) on investments	(19,007)	123,053	(33,054)	3,792

Net realized capital gains (losses) on investments	(19,007)	123,053	(33,054)	333,131
Net change in unrealized appreciation (depreciation)	12,592	(36,033)	(26,319)	79,546

Net gain (loss) on Investment	(6,415)	87,020	(59,373)	412,677

Increase (decrease) in net assets from operations	(8,066)	100,374	25,290	535,482

Increase (decrease) in net assets from contract transactions	(121,992)	686,229	744,111	6,059,650

Total increase (decrease) in net assets	(130,058)	786,603	769,401	6,595,132

Net Assets as of December 31, 2011	$671,596	$6,418,096	$1,626,743	$16,905,121

Investment income:
Dividends	7,752	161,687	131,957	998,728
Investment expenses:
Mortality and expense risk and other charges	9,545	130,939	32,752	325,389

Net investment income (loss)	(1,793)	30,748	99,205	673,339

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	696	312,997	66,376	38,360

Net realized capital gains (losses) on investments	696	312,997	66,376	38,360
Net change in unrealized appreciation (depreciation)	98,993	415,183	171,943	535,825

Net gain (loss) on Investment	99,689	728,180	238,319	574,185

Increase (decrease) in net assets from operations	97,896	758,928	337,524	1,247,524

Increase (decrease) in net assets from contract transactions	(213,040)	3,612,527	668,278	12,636,089

Total increase (decrease) in net assets	(115,144)	4,371,455	1,005,802	13,883,613

Net Assets as of December 31, 2012	$556,452	$10,789,551	$2,632,545	$30,788,734

See accompanying notes.

(1)	See footnote 1

64

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	TA Morgan Stanley Capital Growth Subaccount	TA Multi-Managed Balanced Subaccount	TA AllianceBernstein Dynamic Allocation Subaccount	TA WMC Diversified Growth Subaccount
Net Assets as of January 1, 2011	$381,386	$2,127,752	$1,642,715	$3,517,441

Investment income:
Dividends	—	59,070	34,178	12,565
Investment expenses:
Mortality and expense risk and other charges	5,239	35,147	53,978	46,225

Net investment income (loss)	(5,239)	23,923	(19,800)	(33,660)

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	31,040	86,613	(59,584)	(66,476)

Net realized capital gains (losses) on investments	31,040	86,613	(59,584)	(66,476)
Net change in unrealized appreciation (depreciation)	(58,243)	(71,784)	52,440	(62,612)

Net gain (loss) on Investment	(27,203)	14,829	(7,144)	(129,088)

Increase (decrease) in net assets from operations	(32,442)	38,752	(26,944)	(162,748)

Increase (decrease) in net assets from contract transactions	(95,980)	454,175	4,323,922	450,075

Total increase (decrease) in net assets	(128,422)	492,927	4,296,978	287,327

Net Assets as of December 31, 2011	$252,964	$2,620,679	$5,939,693	$3,804,768

Investment income:
Dividends	—	45,896	54,718	10,910
Investment expenses:
Mortality and expense risk and other charges	5,043	42,913	103,741	56,858

Net investment income (loss)	(5,043)	2,983	(49,023)	(45,948)

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	66,778	484,493	—	—
Realized gain (loss) on investments	(6,042)	59,013	33,900	(12,438)

Net realized capital gains (losses) on investments	60,736	543,506	33,900	(12,438)
Net change in unrealized appreciation (depreciation)	(27,804)	(244,203)	307,980	492,071

Net gain (loss) on Investment	32,932	299,303	341,880	479,633

Increase (decrease) in net assets from operations	27,889	302,286	292,857	433,685

Increase (decrease) in net assets from contract transactions	150,775	529,419	1,839,637	(381,479)

Total increase (decrease) in net assets	178,664	831,705	2,132,494	52,206

Net Assets as of December 31, 2012	$431,628	$3,452,384	$8,072,187	$3,856,974

See accompanying notes.

(1)	See footnote 1

65

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	TA AEGON Money Market Subaccount	TA Systematic Small/Mid Cap Value Subaccount	TA AEGON U.S. Government Securities Subaccount	TA AEGON U.S. Government Securities - PAM - SC Subaccount
Net Assets as of January 1, 2011	$3,841,409	$4,726,088	$9,928,689	$1,650,465

Investment income:
Dividends	298	6,295	295,455	95,599
Investment expenses:
Mortality and expense risk and other charges	82,324	65,391	155,860	36,503

Net investment income (loss)	(82,026)	(59,096)	139,595	59,096

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	199,686	64,977
Realized gain (loss) on investments	—	361,155	(5,891)	(15,367)

Net realized capital gains (losses) on investments	—	361,155	193,795	49,610
Net change in unrealized appreciation (depreciation)	—	(517,733)	314,729	(7,781)

Net gain (loss) on Investment	—	(156,578)	508,524	41,829

Increase (decrease) in net assets from operations	(82,026)	(215,674)	648,119	100,925

Increase (decrease) in net assets from contract transactions	5,205,010	45,113	4,199,798	3,701,009

Total increase (decrease) in net assets	5,122,984	(170,561)	4,847,917	3,801,934

Net Assets as of December 31, 2011	$8,964,393	$4,555,527	$14,776,606	$5,452,399

Investment income:
Dividends	476	22,108	262,367	54,766
Investment expenses:
Mortality and expense risk and other charges	131,289	67,012	223,676	46,816

Net investment income (loss)	(130,813)	(44,904)	38,691	7,950

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	1,209,183	425,088	89,049
Realized gain (loss) on investments	—	630,911	257,955	(25,658)

Net realized capital gains (losses) on investments	—	1,840,094	683,043	63,391
Net change in unrealized appreciation (depreciation)	—	(1,139,107)	(231,328)	48,679

Net gain (loss) on Investment	—	700,987	451,715	112,070

Increase (decrease) in net assets from operations	(130,813)	656,083	490,406	120,020

Increase (decrease) in net assets from contract transactions	862,744	(175,067)	3,386,677	(2,871,656)

Total increase (decrease) in net assets	731,931	481,016	3,877,083	(2,751,636)

Net Assets as of December 31, 2012	$9,696,324	$5,036,543	$18,653,689	$2,700,763

See accompanying notes.

(1)	See footnote 1

66

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	TA T. Rowe Price Small Cap Subaccount	TA Morgan Stanley Active International Allocation Subaccount	TA Multi Managed Large Cap Core Subaccount	TA Morgan Stanley Mid-Cap Growth Subaccount
Net Assets as of January 1, 2011	$891,555	$1,617,760	$2,647,456	$513,525

Investment income:
Dividends	—	20,884	17,959	2,090
Investment expenses:
Mortality and expense risk and other charges	16,874	20,891	35,263	11,727

Net investment income (loss)	(16,874)	(7)	(17,304)	(9,637)

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	71,341	45,006	20,715	64,546

Net realized capital gains (losses) on investments	71,341	45,006	20,715	64,546
Net change in unrealized appreciation (depreciation)	(80,152)	(286,147)	(91,547)	(177,272)

Net gain (loss) on Investment	(8,811)	(241,141)	(70,832)	(112,726)

Increase (decrease) in net assets from operations	(25,685)	(241,148)	(88,136)	(122,363)

Increase (decrease) in net assets from contract transactions	1,003,870	(74,586)	(190,397)	1,863,057

Total increase (decrease) in net assets	978,185	(315,734)	(278,533)	1,740,694

Net Assets as of December 31, 2011	$1,869,740	$1,302,026	$2,368,923	$2,254,219

Investment income:
Dividends	—	29,669	37,617	—
Investment expenses:
Mortality and expense risk and other charges	61,440	18,743	56,227	36,974

Net investment income (loss)	(61,440)	10,926	(18,610)	(36,974)

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	402,403	—	—	127,033
Realized gain (loss) on investments	60,723	35,389	112,737	(21,458)

Net realized capital gains (losses) on investments	463,126	35,389	112,737	105,575
Net change in unrealized appreciation (depreciation)	35,392	138,613	425,860	83,547

Net gain (loss) on Investment	498,518	174,002	538,597	189,122

Increase (decrease) in net assets from operations	437,078	184,928	519,987	152,148

Increase (decrease) in net assets from contract transactions	4,529,511	(96,553)	3,273,207	84,608

Total increase (decrease) in net assets	4,966,589	88,375	3,793,194	236,756

Net Assets as of December 31, 2012	$6,836,329	$1,390,401	$6,162,117	$2,490,975

See accompanying notes.

(1)	See footnote 1

67

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	TA Vanguard ETF Index - Balanced - SC Subaccount	TA Vanguard ETF Index - Growth - SC Subaccount	TA Efficient Markets - SC Subaccount	TA BlackRock Global Allocation - SC Subaccount
Net Assets as of January 1, 2011	$13,312,936	$20,911,628	$1,882,304	$15,829,768

Investment income:
Dividends	247,883	394,084	30,224	148,849
Investment expenses:
Mortality and expense risk and other charges	280,388	341,848	47,560	311,564

Net investment income (loss)	(32,505)	52,236	(17,336)	(162,715)

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	262,808	285,111	56,255	82,034
Realized gain (loss) on investments	273,883	644,712	57,643	122,964

Net realized capital gains (losses) on investments	536,691	929,823	113,898	204,998
Net change in unrealized appreciation (depreciation)	(538,687)	(1,740,386)	(240,174)	(1,430,153)

Net gain (loss) on Investment	(1,996)	(810,563)	(126,276)	(1,225,155)

Increase (decrease) in net assets from operations	(34,501)	(758,327)	(143,612)	(1,387,870)

Increase (decrease) in net assets from contract transactions	17,904,185	9,760,077	3,439,142	11,314,321

Total increase (decrease) in net assets	17,869,684	9,001,750	3,295,530	9,926,451

Net Assets as of December 31, 2011	$31,182,620	$29,913,378	$5,177,834	$25,756,219

Investment income:
Dividends	556,792	604,124	95,408	688,821
Investment expenses:
Mortality and expense risk and other charges	577,542	496,267	96,137	438,813

Net investment income (loss)	(20,750)	107,857	(729)	250,008

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	1,133,996	3,081,540	271,207	517,781
Realized gain (loss) on investments	193,357	329,633	15,842	222,513

Net realized capital gains (losses) on investments	1,327,353	3,411,173	287,049	740,294
Net change in unrealized appreciation (depreciation)	1,520,740	(107,278)	357,629	1,222,787

Net gain (loss) on Investment	2,848,093	3,303,895	644,678	1,963,081

Increase (decrease) in net assets from operations	2,827,343	3,411,752	643,949	2,213,089

Increase (decrease) in net assets from contract transactions	21,392,838	13,111,348	1,758,076	3,684,657

Total increase (decrease) in net assets	24,220,181	16,523,100	2,402,025	5,897,746

Net Assets as of December 31, 2012	$55,402,801	$46,436,478	$7,579,859	$31,653,965

See accompanying notes.

(1)	See footnote 1

68

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	TA BlackRock Tactical Allocation - SC Subaccount	TA ProFunds UltraBear - OAM - SC Subaccount	TA Janus Balanced - SC Subaccount	TA PIMCO Tactical - Growth - SC Subaccount
Net Assets as of January 1, 2011	$4,919,767	$131,714	$443,567	$515,971

Investment income:
Dividends	82,454	—	1,005	7,370
Investment expenses:
Mortality and expense risk and other charges	95,907	18,426	9,117	7,945

Net investment income (loss)	(13,453)	(18,426)	(8,112)	(575)

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	61,008	—	—	36
Realized gain (loss) on investments	105,517	(198,402)	2,265	(616)

Net realized capital gains (losses) on investments	166,525	(198,402)	2,265	(580)
Net change in unrealized appreciation (depreciation)	(37,814)	(802,637)	(97,581)	(81,171)

Net gain (loss) on Investment	128,711	(1,001,039)	(95,316)	(81,751)

Increase (decrease) in net assets from operations	115,258	(1,019,465)	(103,428)	(82,326)

Increase (decrease) in net assets from contract transactions	3,870,207	4,470,869	413,187	115,946

Total increase (decrease) in net assets	3,985,465	3,451,404	309,759	33,620

Net Assets as of December 31, 2011	$8,905,232	$3,583,118	$753,326	$549,591

Investment income:
Dividends	224,122	—	—	2,310
Investment expenses:
Mortality and expense risk and other charges	203,751	40,479	19,669	7,825

Net investment income (loss)	20,371	(40,479)	(19,669)	(5,515)

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	369,078	—	—	—
Realized gain (loss) on investments	119,007	(2,059,633)	8,802	(13,536)

Net realized capital gains (losses) on investments	488,085	(2,059,633)	8,802	(13,536)
Net change in unrealized appreciation (depreciation)	532,218	526,084	124,239	22,717

Net gain (loss) on Investment	1,020,303	(1,533,549)	133,041	9,181

Increase (decrease) in net assets from operations	1,040,674	(1,574,028)	113,372	3,666

Increase (decrease) in net assets from contract transactions	13,468,913	606,671	1,254,873	542,105

Total increase (decrease) in net assets	14,509,587	(967,357)	1,368,245	545,771

Net Assets as of December 31, 2012	$23,414,819	$2,615,761	$2,121,571	$1,095,362

See accompanying notes.

(1)	See footnote 1

69

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	TA PIMCO Tactical - Conservative - SC Subaccount	TA PIMCO Tactical - Balanced - SC Subaccount	TA Hanlon Income - SC Subaccount	TA Vanguard ETF Index - Conservative - SC Subaccount
Net Assets as of January 1, 2011	$609,807	$929,035	$2,543,165	$5,194,026

Investment income:
Dividends	9,774	13,206	28,884	54,055
Investment expenses:
Mortality and expense risk and other charges	9,849	15,261	27,849	102,950

Net investment income (loss)	(75)	(2,055)	1,035	(48,895)

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	9,495	24,015
Realized gain (loss) on investments	6,397	(1,052)	5,280	38,661

Net realized capital gains (losses) on investments	6,397	(1,052)	14,775	62,676
Net change in unrealized appreciation (depreciation)	(73,847)	(50,798)	10,547	98,172

Net gain (loss) on Investment	(67,450)	(51,850)	25,322	160,848

Increase (decrease) in net assets from operations	(67,525)	(53,905)	26,357	111,953

Increase (decrease) in net assets from contract transactions	74,621	38,865	(707,873)	4,709,317

Total increase (decrease) in net assets	7,096	(15,040)	(681,516)	4,821,270

Net Assets as of December 31, 2011	$616,903	$913,995	$1,861,649	$10,015,296

Investment income:
Dividends	12,323	15,393	41,282	147,527
Investment expenses:
Mortality and expense risk and other charges	13,876	13,397	26,337	177,381

Net investment income (loss)	(1,553)	1,996	14,945	(29,854)

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	131,998
Realized gain (loss) on investments	(5,592)	(5,855)	(288)	184,112

Net realized capital gains (losses) on investments	(5,592)	(5,855)	(288)	316,110
Net change in unrealized appreciation (depreciation)	901	4,748	22,384	345,278

Net gain (loss) on Investment	(4,691)	(1,107)	22,096	661,388

Increase (decrease) in net assets from operations	(6,244)	889	37,041	631,534

Increase (decrease) in net assets from contract transactions	584,133	815,456	(32,127)	6,245,834

Total increase (decrease) in net assets	577,889	816,345	4,914	6,877,368

Net Assets as of December 31, 2012	$1,194,792	$1,730,340	$1,866,563	$16,892,664

See accompanying notes.

(1)	See footnote 1

70

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	TA Vanguard ETF Index - Aggressive Growth - SC Subaccount	TA JP Morgan Midcap Value - SC Subaccount	TA AEGON Tactical Vanguard ETF - Growth - SC Subaccount(1)	TA AEGON Tactical Vanguard ETF - Balanced - SC Subaccount(1)
Net Assets as of January 1, 2011	$1,265,842	$71,345	$—	$—

Investment income:
Dividends	13,279	2,449	—	—
Investment expenses:
Mortality and expense risk and other charges	23,096	3,636	2,369	648

Net investment income (loss)	(9,817)	(1,187)	(2,369)	(648)

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	733	—	—	—
Realized gain (loss) on investments	49,166	1,080	(1,016)	(768)

Net realized capital gains (losses) on investments	49,899	1,080	(1,016)	(768)
Net change in unrealized appreciation (depreciation)	(190,975)	24,194	(21,225)	2,092

Net gain (loss) on Investment	(141,076)	25,274	(22,241)	1,324

Increase (decrease) in net assets from operations	(150,893)	24,087	(24,610)	676

Increase (decrease) in net assets from contract transactions	998,828	937,194	1,520,771	255,475

Total increase (decrease) in net assets	847,935	961,281	1,496,161	256,151

Net Assets as of December 31, 2011	$2,113,777	$1,032,626	$1,496,161	$256,151

Investment income:
Dividends	39,407	25,265	28,246	4,478
Investment expenses:
Mortality and expense risk and other charges	46,083	49,227	53,479	40,917

Net investment income (loss)	(6,676)	(23,962)	(25,233)	(36,439)

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	57,493	—	—	3,377
Realized gain (loss) on investments	64,154	88,459	38,639	3,680

Net realized capital gains (losses) on investments	121,647	88,459	38,639	7,057
Net change in unrealized appreciation (depreciation)	317,081	403,145	284,012	193,864

Net gain (loss) on Investment	438,728	491,604	322,651	200,921

Increase (decrease) in net assets from operations	432,052	467,642	297,418	164,482

Increase (decrease) in net assets from contract transactions	1,773,211	3,689,659	3,868,667	6,971,954

Total increase (decrease) in net assets	2,205,263	4,157,301	4,166,085	7,136,436

Net Assets as of December 31, 2012	$4,319,040	$5,189,927	$5,662,246	$7,392,587

See accompanying notes.

(1)	See footnote 1

71

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	TA AEGON Tactical Vanguard ETF - Conservative - SC Subaccount(1)	TA PIMCO Real Return TIPS - SC Subaccount(1)	TA JPMorgan Core Bond - SC Subaccount(1)	TA JPMorgan Tactical Allocation - SC Subaccount(1)
Net Assets as of January 1, 2011	$—	$—	$—	$—

Investment income:
Dividends	—	—	14,162	2,923
Investment expenses:
Mortality and expense risk and other charges	4,296	4,845	3,623	2,591

Net investment income (loss)	(4,296)	(4,845)	10,539	332

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	442	—
Realized gain (loss) on investments	(65)	775	(2,461)	(1,188)

Net realized capital gains (losses) on investments	(65)	775	(2,019)	(1,188)
Net change in unrealized appreciation (depreciation)	15,574	26,887	5,513	11,207

Net gain (loss) on Investment	15,509	27,662	3,494	10,019

Increase (decrease) in net assets from operations	11,213	22,817	14,033	10,351

Increase (decrease) in net assets from contract transactions	2,513,175	2,005,811	937,592	1,211,956

Total increase (decrease) in net assets	2,524,388	2,028,628	951,625	1,222,307

Net Assets as of December 31, 2011	$2,524,388	$2,028,628	$951,625	$1,222,307

Investment income:
Dividends	16,469	10,224	55,121	25,737
Investment expenses:
Mortality and expense risk and other charges	55,147	53,866	28,154	57,783

Net investment income (loss)	(38,678)	(43,642)	26,967	(32,046)

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	22,460	60,187	873	—
Realized gain (loss) on investments	17,163	8,441	3,364	4,732

Net realized capital gains (losses) on investments	39,623	68,628	4,237	4,732
Net change in unrealized appreciation (depreciation)	197,485	137,050	24,572	218,648

Net gain (loss) on Investment	237,108	205,678	28,809	223,380

Increase (decrease) in net assets from operations	198,430	162,036	55,776	191,334

Increase (decrease) in net assets from contract transactions	2,613,614	3,800,945	1,740,243	6,399,321

Total increase (decrease) in net assets	2,812,044	3,962,981	1,796,019	6,590,655

Net Assets as of December 31, 2012	$5,336,432	$5,991,609	$2,747,644	$7,812,962

See accompanying notes.

(1)	See footnote 1

72

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	TA Legg Mason Dynamic Allocation - Balanced - SC Subaccount(1)	TA Legg Mason Dynamic Allocation - Growth - SC Subaccount(1)	TA Market Participation Strategy - SC Subaccount(1)	Invesco Van Kampen V.I. Value Opportunities Subaccount
Net Assets as of January 1, 2011	$—	$—	$—	$248,295

Investment income:
Dividends	—	—	—	1,694
Investment expenses:
Mortality and expense risk and other charges	—	—	—	3,503

Net investment income (loss)	—	—	—	(1,809)

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	—	—	—	10,061

Net realized capital gains (losses) on investments	—	—	—	10,061
Net change in unrealized appreciation (depreciation)	—	—	—	(17,778)

Net gain (loss) on Investment	—	—	—	(7,717)

Increase (decrease) in net assets from operations	—	—	—	(9,526)

Increase (decrease) in net assets from contract transactions	—	—	—	22,448

Total increase (decrease) in net assets	—	—	—	12,922

Net Assets as of December 31, 2011	$—	$—	$—	$261,217

Investment income:
Dividends	—	—	—	2,104
Investment expenses:
Mortality and expense risk and other charges	7,893	4,821	507	2,605

Net investment income (loss)	(7,893)	(4,821)	(507)	(501)

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	95	115	(1)	6,090

Net realized capital gains (losses) on investments	95	115	(1)	6,090
Net change in unrealized appreciation (depreciation)	7,107	18,222	4,512	26,740

Net gain (loss) on Investment	7,202	18,337	4,511	32,830

Increase (decrease) in net assets from operations	(691)	13,516	4,004	32,329

Increase (decrease) in net assets from contract transactions	2,709,099	1,795,166	464,997	(115,790)

Total increase (decrease) in net assets	2,708,408	1,808,682	469,001	(83,461)

Net Assets as of December 31, 2012	$2,708,408	$1,808,682	$469,001	$177,756

See accompanying notes.

(1)	See footnote 1

73

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	Invesco Van Kampen V.I. American Franchise Subaccount(1)	AllianceBernstein Growth & Income Subaccount	AllianceBernstein Large Cap Growth Subaccount	AllianceBernstein Balanced Wealth Strategy Subaccount
Net Assets as of January 1, 2011	$—	$607,614	$293,322	$1,184,515

Investment income:
Dividends	—	6,931	305	31,540
Investment expenses:
Mortality and expense risk and other charges	—	8,936	4,416	24,721

Net investment income (loss)	—	(2,005)	(4,111)	6,819

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	—	21,328	7,447	8,271

Net realized capital gains (losses) on investments	—	21,328	7,447	8,271
Net change in unrealized appreciation (depreciation)	—	355	(20,889)	(109,637)

Net gain (loss) on Investment	—	21,683	(13,442)	(101,366)

Increase (decrease) in net assets from operations	—	19,678	(17,553)	(94,547)

Increase (decrease) in net assets from contract transactions	—	52,221	76,677	661,091

Total increase (decrease) in net assets	—	71,899	59,124	566,544

Net Assets as of December 31, 2011	$—	$679,513	$352,446	$1,751,059

Investment income:
Dividends	—	46,832	105	35,683
Investment expenses:
Mortality and expense risk and other charges	795	33,617	4,704	30,213

Net investment income (loss)	(795)	13,215	(4,599)	5,470

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	(64)	83,215	16,524	35,797

Net realized capital gains (losses) on investments	(64)	83,215	16,524	35,797
Net change in unrealized appreciation (depreciation)	(2,438)	155,720	40,430	165,314

Net gain (loss) on Investment	(2,502)	238,935	56,954	201,111

Increase (decrease) in net assets from operations	(3,297)	252,150	52,355	206,581

Increase (decrease) in net assets from contract transactions	91,725	3,642,673	(63,067)	63,286

Total increase (decrease) in net assets	88,428	3,894,823	(10,712)	269,867

Net Assets as of December 31, 2012	$88,428	$4,574,336	$341,734	$2,020,926

See accompanying notes.

(1)	See footnote 1

74

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	Janus Aspen - Enterprise Subaccount	Janus Aspen - Perkins Mid Cap Value Subaccount	Janus Aspen - Worldwide Subaccount	JPMorgan Insurance Trust Core Bond Subaccount
Net Assets as of January 1, 2011	$174,424	$1,859	$212,725	$1,020,731

Investment income:
Dividends	—	11	1,755	65,883
Investment expenses:
Mortality and expense risk and other charges	2,488	25	4,095	14,610

Net investment income (loss)	(2,488)	(14)	(2,340)	51,273

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	14,921	(12)	14,900	3,343

Net realized capital gains (losses) on investments	14,921	(12)	14,900	3,343
Net change in unrealized appreciation (depreciation)	(24,140)	(51)	(64,368)	3,591

Net gain (loss) on Investment	(9,219)	(63)	(49,468)	6,934

Increase (decrease) in net assets from operations	(11,707)	(77)	(51,808)	58,207

Increase (decrease) in net assets from contract transactions	36,365	(58)	146,925	(181,665)

Total increase (decrease) in net assets	24,658	(135)	95,117	(123,458)

Net Assets as of December 31, 2011	$199,082	$1,724	$307,842	$897,273

Investment income:
Dividends	—	15	2,166	39,583
Investment expenses:
Mortality and expense risk and other charges	2,154	25	3,791	12,879

Net investment income (loss)	(2,154)	(10)	(1,625)	26,704

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	111	—	—
Realized gain (loss) on investments	10,146	(25)	(1,497)	6,870

Net realized capital gains (losses) on investments	10,146	86	(1,497)	6,870
Net change in unrealized appreciation (depreciation)	18,523	79	53,268	(348)

Net gain (loss) on Investment	28,669	165	51,771	6,522

Increase (decrease) in net assets from operations	26,515	155	50,146	33,226

Increase (decrease) in net assets from contract transactions	(63,862)	(55)	(67,870)	(69,141)

Total increase (decrease) in net assets	(37,347)	100	(17,724)	(35,915)

Net Assets as of December 31, 2012	$161,735	$1,824	$290,118	$861,358

See accompanying notes.

(1)	See footnote 1

75

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	JPMorgan Insurance Trust International Equity Subaccount	JPMorgan Insurance Trust Mid Cap Value Subaccount	JPMorgan Insurance Trust Small Cap Core Subaccount	JPMorgan Insurance Trust U.S. Equity Subaccount
Net Assets as of January 1, 2011	$288,899	$83,561	$11,935	$—

Investment income:
Dividends	6,689	1,094	15	—
Investment expenses:
Mortality and expense risk and other charges	5,455	1,074	162	40

Net investment income (loss)	1,234	20	(147)	(40)

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	(8,106)	403	83	10

Net realized capital gains (losses) on investments	(8,106)	403	83	10
Net change in unrealized appreciation (depreciation)	(56,164)	299	(659)	(43)

Net gain (loss) on Investment	(64,270)	702	(576)	(33)

Increase (decrease) in net assets from operations	(63,036)	722	(723)	(73)

Increase (decrease) in net assets from contract transactions	287,200	(6)	(100)	39,890

Total increase (decrease) in net assets	224,164	716	(823)	39,817

Net Assets as of December 31, 2011	$513,063	$84,277	$11,112	$39,817

Investment income:
Dividends	10,438	975	25	647
Investment expenses:
Mortality and expense risk and other charges	6,878	1,206	170	575

Net investment income (loss)	3,560	(231)	(145)	72

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	(18,738)	532	102	205

Net realized capital gains (losses) on investments	(18,738)	532	102	205
Net change in unrealized appreciation (depreciation)	99,474	15,575	2,048	6,118

Net gain (loss) on Investment	80,736	16,107	2,150	6,323

Increase (decrease) in net assets from operations	84,296	15,876	2,005	6,395

Increase (decrease) in net assets from contract transactions	(66,683)	(8)	(102)	(497)

Total increase (decrease) in net assets	17,613	15,868	1,903	5,898

Net Assets as of December 31, 2012	$530,676	$100,145	$13,015	$45,715

See accompanying notes.

(1)	See footnote 1

76

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	MFS® New Discovery Subaccount	MFS® Total Return Subaccount	Fidelity VIP Contrafund® Subaccount	Fidelity VIP Equity- Income Subaccount
Net Assets as of January 1, 2011	$587,812	$1,011,608	$2,626,359	$560,673

Investment income:
Dividends	—	30,727	25,156	21,018
Investment expenses:
Mortality and expense risk and other charges	14,810	16,873	41,275	9,829

Net investment income (loss)	(14,810)	13,854	(16,119)	11,189

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	144,782	—	—	—
Realized gain (loss) on investments	32,810	40,293	13,250	(16,757)

Net realized capital gains (losses) on investments	177,592	40,293	13,250	(16,757)
Net change in unrealized appreciation (depreciation)	(344,894)	(54,025)	(169,278)	(4,257)

Net gain (loss) on Investment	(167,302)	(13,732)	(156,028)	(21,014)

Increase (decrease) in net assets from operations	(182,112)	122	(172,147)	(9,825)

Increase (decrease) in net assets from contract transactions	1,272,326	444,067	542,843	333,757

Total increase (decrease) in net assets	1,090,214	444,189	370,696	323,932

Net Assets as of December 31, 2011	$1,678,026	$1,455,797	$2,997,055	$884,605

Investment income:
Dividends	—	34,364	55,639	25,047
Investment expenses:
Mortality and expense risk and other charges	56,438	18,557	58,943	12,203

Net investment income (loss)	(56,438)	15,807	(3,304)	12,844

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	469,388	—	—	56,046
Realized gain (loss) on investments	(62,086)	32,821	119,675	39,456

Net realized capital gains (losses) on investments	407,302	32,821	119,675	95,502
Net change in unrealized appreciation (depreciation)	194,872	77,142	366,382	19,122

Net gain (loss) on Investment	602,174	109,963	486,057	114,624

Increase (decrease) in net assets from operations	545,736	125,770	482,753	127,468

Increase (decrease) in net assets from contract transactions	3,329,284	(228,092)	1,510,393	(130,682)

Total increase (decrease) in net assets	3,875,020	(102,322)	1,993,146	(3,214)

Net Assets as of December 31, 2012	$5,553,046	$1,353,475	$4,990,201	$881,391

See accompanying notes.

(1)	See footnote 1

77

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	Fidelity VIP Growth Subaccount	Fidelity VIP Growth Opportunities Subaccount	Fidelity VIP Mid Cap Subaccount	Fidelity VIP Value Strategies Subaccount
Net Assets as of January 1, 2011	$436,226	$1,201	$1,903,170	$553,854

Investment income:
Dividends	804	—	490	7,022
Investment expenses:
Mortality and expense risk and other charges	8,181	17	29,187	10,355

Net investment income (loss)	(7,377)	(17)	(28,697)	(3,333)

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	1,905	—	3,851	—
Realized gain (loss) on investments	38,348	1	(47,873)	47,510

Net realized capital gains (losses) on investments	40,253	1	(44,022)	47,510
Net change in unrealized appreciation (depreciation)	(58,264)	22	(220,251)	(135,419)

Net gain (loss) on Investment	(18,011)	23	(264,273)	(87,909)

Increase (decrease) in net assets from operations	(25,388)	6	(292,970)	(91,242)

Increase (decrease) in net assets from contract transactions	187,683	(37)	357,685	397,247

Total increase (decrease) in net assets	162,295	(31)	64,715	306,005

Net Assets as of December 31, 2011	$598,521	$1,170	$1,967,885	$859,859

Investment income:
Dividends	1,916	2	20,155	5,653
Investment expenses:
Mortality and expense risk and other charges	7,731	18	50,315	17,705

Net investment income (loss)	(5,815)	(16)	(30,160)	(12,052)

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	418,445	—
Realized gain (loss) on investments	23,840	6	132,593	24,548

Net realized capital gains (losses) on investments	23,840	6	551,038	24,548
Net change in unrealized appreciation (depreciation)	55,012	212	(144,663)	233,317

Net gain (loss) on Investment	78,852	218	406,375	257,865

Increase (decrease) in net assets from operations	73,037	202	376,215	245,813

Increase (decrease) in net assets from contract transactions	(134,803)	(39)	2,909,816	500,090

Total increase (decrease) in net assets	(61,766)	163	3,286,031	745,903

Net Assets as of December 31, 2012	$536,755	$1,333	$5,253,916	$1,605,762

See accompanying notes.

(1)	See footnote 1

78

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	Fidelity VIP Balanced Subaccount	Franklin Income Securities Subaccount	Mutual Shares Securities Subaccount	Templeton Foreign Securities Subaccount
Net Assets as of January 1, 2011	$3,757,584	$1,178,207	$620,014	$868,865

Investment income:
Dividends	97,569	78,977	13,338	17,578
Investment expenses:
Mortality and expense risk and other charges	75,254	22,044	8,025	14,178

Net investment income (loss)	22,315	56,933	5,313	3,400

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	18,219	—	—	—
Realized gain (loss) on investments	214,405	34,764	14,893	(4,361)

Net realized capital gains (losses) on investments	232,624	34,764	14,893	(4,361)
Net change in unrealized appreciation (depreciation)	(653,425)	(58,273)	(27,717)	(145,129)

Net gain (loss) on Investment	(420,801)	(23,509)	(12,824)	(149,490)

Increase (decrease) in net assets from operations	(398,486)	33,424	(7,511)	(146,090)

Increase (decrease) in net assets from contract transactions	3,037,727	1,895,571	(13,809)	379,296

Total increase (decrease) in net assets	2,639,241	1,928,995	(21,320)	233,206

Net Assets as of December 31, 2011	$6,396,825	$3,107,202	$598,694	$1,102,071

Investment income:
Dividends	106,956	410,252	11,340	49,761
Investment expenses:
Mortality and expense risk and other charges	98,541	95,209	7,832	23,347

Net investment income (loss)	8,415	315,043	3,508	26,414

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	337,432	—	—	—
Realized gain (loss) on investments	197,112	33,923	8,443	5,482

Net realized capital gains (losses) on investments	534,544	33,923	8,443	5,482
Net change in unrealized appreciation (depreciation)	298,918	316,496	55,643	190,847

Net gain (loss) on Investment	833,462	350,419	64,086	196,329

Increase (decrease) in net assets from operations	841,877	665,462	67,594	222,743

Increase (decrease) in net assets from contract transactions	41,717	5,250,980	(100,743)	661,484

Total increase (decrease) in net assets	883,594	5,916,442	(33,149)	884,227

Net Assets as of December 31, 2012	$7,280,419	$9,023,644	$565,545	$1,986,298

See accompanying notes.

(1)	See footnote 1

79

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	Franklin Templeton VIP Founding Funds Allocation Subaccount	American Funds - Asset Allocation Subaccount	American Funds - Bond Subaccount	American Funds - Growth Subaccount
Net Assets as of January 1, 2011	$2,428,318	$1,606,563	$718,204	$627,419

Investment income:
Dividends	466	107,227	39,007	6,919
Investment expenses:
Mortality and expense risk and other charges	46,932	69,443	17,153	15,804

Net investment income (loss)	(46,466)	37,784	21,854	(8,885)

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	33,582	11,926	11,549	39,241

Net realized capital gains (losses) on investments	33,582	11,926	11,549	39,241
Net change in unrealized appreciation (depreciation)	(134,892)	(202,873)	11,304	(123,635)

Net gain (loss) on Investment	(101,310)	(190,947)	22,853	(84,394)

Increase (decrease) in net assets from operations	(147,776)	(153,163)	44,707	(93,279)

Increase (decrease) in net assets from contract transactions	699,254	4,490,768	677,611	652,311

Total increase (decrease) in net assets	551,478	4,337,605	722,318	559,032

Net Assets as of December 31, 2011	$2,979,796	$5,944,168	$1,440,522	$1,186,451

Investment income:
Dividends	88,451	157,863	74,110	11,806
Investment expenses:
Mortality and expense risk and other charges	53,916	118,308	48,254	25,461

Net investment income (loss)	34,535	39,555	25,856	(13,655)

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	66,951	35,529	102,994	41,502

Net realized capital gains (losses) on investments	66,951	35,529	102,994	41,502
Net change in unrealized appreciation (depreciation)	317,385	852,752	(8,703)	149,030

Net gain (loss) on Investment	384,336	888,281	94,291	190,532

Increase (decrease) in net assets from operations	418,871	927,836	120,147	176,877

Increase (decrease) in net assets from contract transactions	19,699	2,148,454	895,445	78,992

Total increase (decrease) in net assets	438,570	3,076,290	1,015,592	255,869

Net Assets as of December 31, 2012	$3,418,366	$9,020,458	$2,456,114	$1,442,320

See accompanying notes.

(1)	See footnote 1

80

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	American Funds - Growth-Income Subaccount	American Funds - International Subaccount	GE Investments Total Return Subaccount
Net Assets as of January 1, 2011	$235,654	$219,609	$240,689

Investment income:
Dividends	5,931	21,764	10,524
Investment expenses:
Mortality and expense risk and other charges	5,462	9,768	8,105

Net investment income (loss)	469	11,996	2,419

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—
Realized gain (loss) on investments	5,525	(20,349)	10,359

Net realized capital gains (losses) on investments	5,525	(20,349)	10,359
Net change in unrealized appreciation (depreciation)	(25,299)	(104,274)	(38,380)

Net gain (loss) on Investment	(19,774)	(124,623)	(28,021)

Increase (decrease) in net assets from operations	(19,305)	(112,627)	(25,602)

Increase (decrease) in net assets from contract transactions	214,949	1,211,064	452,036

Total increase (decrease) in net assets	195,644	1,098,437	426,434

Net Assets as of December 31, 2011	$431,298	$1,318,046	$667,123

Investment income:
Dividends	12,103	46,951	11,415
Investment expenses:
Mortality and expense risk and other charges	10,216	42,863	12,089

Net investment income (loss)	1,887	4,088	(674)

Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—
Realized gain (loss) on investments	18,200	(54,070)	321

Net realized capital gains (losses) on investments	18,200	(54,070)	321
Net change in unrealized appreciation (depreciation)	55,667	350,628	76,436

Net gain (loss) on Investment	73,867	296,558	76,757

Increase (decrease) in net assets from operations	75,754	300,646	76,083

Increase (decrease) in net assets from contract transactions	306,697	1,760,857	119,148

Total increase (decrease) in net assets	382,451	2,061,503	195,231

Net Assets as of December 31, 2012	$813,749	$3,379,549	$862,354

See accompanying notes.

(1)	See footnote 1

81

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Notes to Financial Statements

December 31, 2012

1. Organization and Summary of Significant Accounting Policies

Organization

Separate Accont VA BNY (the Separate Account) is a segregated investment account of Transamerica Financial Life Insurance Company (TFLIC), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of Transamerica Landmark NY Variable Annuity.

The TA AEGON U.S. Government Securities-Portfolio Asset Manager-Service Class (PAM) and the TA Profunds UltraBear-Open Allocation Method-Service Class (OAM) are included in the subaccount listing only to facilitate a contract owner purchase option.

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
Transamerica Series Trust:	Transamerica Series Trust:
TA Asset Allocation - Conservative*	Transamerica Asset Allocation-Conservative VP
TA Asset Allocation - Growth*	Transamerica Asset Allocation-Growth VP
TA Asset Allocation - Moderate*	Transamerica Asset Allocation-Moderate VP
TA Asset Allocation - Moderate Growth*	Transamerica Asset Allocation-Moderate Growth VP
TA MFS International Equity*	Transamerica MFS International Equity VP
TA Clarion Global Real Estate Securities*	Transamerica Clarion Global Real Estate Securities VP
TA Jennison Growth*	Transamerica Jennison Growth VP
TA JPMorgan Enhanced Index*	Transamerica JPMorgan Enhanced Index VP
TA BlackRock Large Cap Value*	Transamerica BlackRock Large Cap Value VP
TA AEGON High Yield Bond*	Transamerica AEGON High Yield Bond VP
TA PIMCO Total Return*	Transamerica PIMCO Total ReturnVP
TA Morgan Stanley Capital Growth*	Transamerica Morgan Stanley Capital Growth VP
TA Multi-Managed Balanced*	Transamerica Multi-Managed Balanced VP
TA AllianceBernstein Dynamic Allocation*	Transamerica AllianceBernstein Dynamic Allocation VP
TA WMC Diversified Growth*	Transamerica WMC Diversified Growth VP
TA AEGON Money Market*	Transamerica AEGON Money Market VP
TA Systematic Small/Mid Cap Value*	Transamerica Systematic Small/Mid Cap Value VP
TA AEGON U.S. Government Securities*	Transamerica AEGON U.S. Government Securities VP
TA T. Rowe Price Small Cap*	Transamerica T. Rowe Price Small Cap VP
TA Morgan Stanley Active International Allocation*	Transamerica Morgan Stanley Active International Allocation VP
TA Multi Managed Large Cap Core*	Transamerica Multi Managed Large Cap Core VP
TA Morgan Stanley Mid-Cap Growth*	Transamerica Morgan Stanley Mid-Cap Growth VP
Transamerica Series Trust - Service Class:	Transamerica Series Trust - Service Class:
TA International Moderate Growth - SC	Transamerica International Moderate Growth VP
TA AEGON U.S. Government Securities - PAM - SC	Transamerica AEGON U.S. Government Securities VP
TA Vanguard ETF Index - Balanced - SC	Transamerica Index 50 VP
TA Vanguard ETF Index - Growth - SC	Transamerica Index 75 VP
TA Efficient Markets - SC	Transamerica Efficient Markets VP
TA BlackRock Global Allocation - SC	Transamerica BlackRock Global Allocation VP

82

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Notes to Financial Statements

December 31, 2012

1. Organization and Summary of Significant Accounting Policies (continued)

Subaccount Investment by Mutual Fund (continued):

Subaccount	Mutual Fund
Transamerica Series Trust - Service Class:	Transamerica Series Trust - Service Class:
TA BlackRock Tactical Allocation - SC	Transamerica BlackRock Tactical Allocation VP
TA ProFunds UltraBear - OAM - SC	Transamerica ProFunds UltraBear Fund VP
TA Janus Balanced - SC	Transamerica Janus Balanced VP
TA PIMCO Tactical - Growth - SC	Transamerica PIMCO Tactical - Growth VP
TA PIMCO Tactical - Conservative - SC	Transamerica PIMCO - Conservative VP
TA PIMCO Tactical - Balanced - SC	Transamerica PIMCO - Balanced VP
TA Hanlon Income - SC	Transamerica Hanlon Income VP
TA Vanguard ETF Index - Conservative - SC	Transamerica Index 35 VP
TA Vanguard ETF Index - Aggressive Growth - SC	Transamerica Index 100 VP
TA JP Morgan Midcap Value - SC	Transamerica JPMorgan Midcap Value VP
TA AEGON Tactical Vanguard ETF - Growth - SC	Transamerica AEGON Active Asset Allocation - Moderate Growth VP
TA AEGON Tactical Vanguard ETF - Balanced - SC	Transamerica AEGON Active Asset Allocation - Moderate VP
TA AEGON Tactical Vanguard ETF - Conservative - SC	Transamerica AEGON Active Asset Allocation - Conservative VP
TA PIMCO Real Return TIPS - SC	Transamerica PIMCO Real Return TIPS VP
TA JPMorgan Core Bond - SC	Transamerica JPMorgan Core Bond VP
TA JPMorgan Tactical Allocation - SC	Transamerica JPMorgan Tactical Allocation VP
TA Legg Mason Dynamic Allocation - Balanced - SC	Transamerica Legg Mason Dynamic Allocation - Balanced VP
TA Legg Mason Dynamic Allocation - Growth - SC	Transamerica Legg Mason Dynamic Allocation - Growth VP
TA Market Participation Strategy - SC	Transamerica Market Participation Strategy VP

AIM Variable Insurance Funds (Invesco Variable Insurance Funds) – Series II Shares:	AIM Variable Insurance Funds (Invesco Variable Insurance Funds) – Series II Shares:
Invesco Van Kampen V.I. Value Opportunities	Invesco Van Kampen V.I. Value Opportunities Fund
Invesco Van Kampen V.I. American Franchise	Invesco Van Kampen V.I. American Franchise Fund
AllianceBernstein Variable Products Series Fund, Inc. - Class B:	AllianceBernstein Variable Products Series Fund, Inc. - Class B:
AllianceBernstein Growth & Income	AllianceBernstein Growth & Income Portfolio
AllianceBernstein Large Cap Growth	AllianceBernstein Large Cap Growth Portfolio
AllianceBernstein Balanced Wealth Strategy	AllianceBernstein Balanced Wealth Strategy Portfolio
Janus Aspen Series-Service Shares:	Janus Aspen Series-Service Shares:
Janus Aspen - Enterprise	Janus Aspen - Enterprise Portfolio
Janus Aspen - Perkins Mid Cap Value	Janus Aspen - Perkins Mid Cap Value Portfolio
Janus Aspen - Worldwide	Janus Aspen - Worldwide Portfolio
JPMorgan Insurance Trust:	JPMorgan Insurance Trust:
JPMorgan Insurance Trust Core Bond	Janus Aspen - Worldwide Portfolio
JPMorgan Insurance Trust International Equity	JPMorgan Insurance Trust International Equity Portfolio
JPMorgan Insurance Trust Mid Cap Value	JPMorgan Insurance Trust Mid Cap Value Portfolio
JPMorgan Insurance Trust Small Cap Core	JPMorgan Insurance Trust Small Cap Core Portfolio
JPMorgan Insurance Trust U.S. Equity	JPMorgan Insurance Trust U.S. Equity Portfolio
MFS® Variable Insurance Trust – Service Class:	MFS® Variable Insurance Trust – Service Class:
MFS® New Discovery	MFS® New Discovery Series
MFS® Total Return	MFS® Total Return Series

83

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Notes to Financial Statements

December 31, 2012

1. Organization and Summary of Significant Accounting Policies (continued)

Subaccount Investment by Mutual Fund (continued):

Subaccount	Mutual Fund
Fidelity® Variable Insurance Products Fund-Service Class 2:	Fidelity® Variable Insurance Products Fund-Service Class 2:
Fidelity VIP Contrafund®	Fidelity VIP Contrafund® Portfolio
Fidelity VIP Equity-Income	Fidelity VIP Equity-Income Portfolio
Fidelity VIP Growth	Fidelity VIP Growth Portfolio
Fidelity VIP Growth Opportunities	Fidelity VIP Growth Opportunities Portfolio
Fidelity VIP Mid Cap	Fidelity VIP Mid Cap Portfolio
Fidelity® Variable Insurance Products Fund-Service Class 2:	Fidelity® Variable Insurance Products Fund-Service Class 2:
Fidelity VIP Value Strategies	Fidelity VIP Value Strategies Portfolio
Fidelity VIP Balanced	Fidelity VIP Balanced Portfolio
Franklin Templeton Variable Insurance Products Trust - Class 2:	Franklin Templeton Variable Insurance Products Trust - Class 2:
Franklin Income Securities	Franklin Income Securities Fund
Mutual Shares Securities	Mutual Shares Securities Fund
Templeton Foreign Securities	Templeton Foreign Securities Fund
Franklin Templeton Variable Insurance Products Trust - Class 4:	Franklin Templeton Variable Insurance Products Trust - Class 4:
Franklin Templeton VIP Founding Funds Allocation	Franklin Templeton VIP Founding Funds Allocation Fund
American Funds Insurance Series Trust - Class 2:	American Funds Insurance Series Trust - Class 2:
American Funds - Asset Allocation	American Funds - Asset Allocation Fund
American Funds - Bond	American Funds - Bond Fund
American Funds - Growth	American Funds - Growth Fund
American Funds - Growth-Income	American Funds - Growth-Income Fund
American Funds - International	American Funds - International Fund
GE Investments Funds, Inc. - Class 3:	GE Investments Funds, Inc. - Class 3:
GE Investments Total Return	GE Investments Total Return Fund

*	Multiple share classes are combined on the financial statement pages.

Each period reported on reflects a full twelve month period except as follows:

Subaccount	Inception Date
TA Market Participation Strategy - SC	September 17, 2012
TA Legg Mason Dynamic Allocation - Balanced - SC	May 1, 2012
TA Legg Mason Dynamic Allocation - Growth - SC	May 1, 2012
Invesco Van Kampen V.I. American Franchise	April 27, 2012
TA AEGON Tactical Vanguard ETF - Growth - SC	May 2, 2011
TA AEGON Tactical Vanguard ETF - Balanced - SC	May 2, 2011
TA AEGON Tactical Vanguard ETF - Conservative - SC	May 2, 2011
TA PIMCO Real Return TIPS - SC	May 2, 2011
TA JPMorgan Core Bond - SC	May 2, 2011
TA JPMorgan Tactical Allocation - SC	May 2, 2011
TA Janus Balanced - SC	November 19, 2009
TA PIMCO Tactical - Growth - SC	November 19, 2009
TA PIMCO Tactical - Conservative - SC	November 19, 2009

84

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Notes to Financial Statements

December 31, 2012

1. Organization and Summary of Significant Accounting Policies (continued)

Each period reported on reflects a full twelve month period except as follows:

Subaccount	Inception Date
TA PIMCO Tactical - Balanced - SC	November 19, 2009
TA Hanlon Income - SC	November 19, 2009
TA Vanguard ETF Index - Conservative - SC	November 19, 2009
TA Vanguard ETF Index - Aggressive Growth - SC	November 19, 2009
TA JP Morgan Midcap Value - SC	November 19, 2009
American Funds – Asset Allocation	November 19, 2009
American Funds – Bond	November 19, 2009
American Funds – Growth	November 19, 2009
American Funds – Growth - Income	November 19, 2009
American Funds – International	November 19, 2009
GE Investments Total Return	November 19, 2009
TA BlackRock Global Allocation - SC	May 1, 2009
TA BlackRock Tactical Allocation - SC	May 1, 2009
TA ProFunds UltraBear - OAM - SC	May 1, 2009
JPMorgan Insurance Trust Core Bond	April 23, 2009
JPMorgan Insurance Trust International Equity	April 23, 2009
JPMorgan Insurance Trust Mid Cap Value	April 23, 2009
JPMorgan Insurance Trust Small Cap Core	April 23, 2009
JPMorgan Insurance Trust U.S. Equity	April 23, 2009
TA Efficient Markets - SC	November 10,2008
AllianceBernstein Balanced Wealth Strategy	November 10,2008
Franklin Templeton VIP Founding Funds Allocation	November 10,2008
TA Vanguard ETF Index - Balanced - SC	May 1, 2008
TA Vanguard ETF Index - Growth - SC	May 1, 2008
Fidelity VIP Balanced	May 1, 2008

The following Subaccount name changes were made effective during the fiscal year ended December 31, 2012:

Subaccount	Formerly
TA PIMCO Tactical - Growth	TA Hanlon Growth
TA PIMCO Tactical - Conservative	TA Hanlon Growth and Income
TA PIMCO Tactical - Balanced	TA Hanlon Balanced
Invesco Van Kampen V.I. Value Opportunities	Invesco V.I. Basic Value

During the current year the following subaccounts were liquidated and subsequently reinvested:

Reinvested Subaccount	Liquidated Subaccount
Invesco Van Kampen V.I. American Franchise	Invesco V.I. Capital Appreciation

85

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Notes to Financial Statements

December 31, 2012

1. Organization and Summary of Significant Accounting Policies (continued)

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2012.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

Accounting Policy

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable annuity separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, authoritative guidance that clarifies and changes fair value measurement and disclosure requirements. This guidance expands existing disclosure requirements for fair value measurements and includes other amendments but does not require additional fair value measurements. This guidance is effective for annual periods beginning on or after December 15, 2011, which for the Separate Account was January 1, 2012. The adoption did not have a material impact on the financial statements.

86

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Notes to Financial Statements

December 31, 2012

2. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2012 were as follows:

Subaccount	Purchases	Sales
TA Asset Allocation - Conservative	$7,674,016	$1,438,595
TA Asset Allocation - Growth	555,387	403,203
TA Asset Allocation - Moderate	31,937,694	1,877,831
TA Asset Allocation - Moderate Growth	9,993,138	3,517,593
TA International Moderate Growth - SC	3,915,490	1,060,661
TA MFS International Equity	614,533	286,731
TA Clarion Global Real Estate Securities	906,298	326,494
TA Jennison Growth	6,121,031	2,920,457
TA JPMorgan Enhanced Index	102,783	317,615
TA BlackRock Large Cap Value	6,665,353	3,022,082
TA AEGON High Yield Bond	2,859,797	2,092,312
TA PIMCO Total Return	16,508,689	3,199,269
TA Morgan Stanley Capital Growth	367,087	154,576
TA Multi-Managed Balanced	1,240,128	223,234
TA AllianceBernstein Dynamic Allocation	2,407,463	616,830
TA WMC Diversified Growth	374,842	802,278
TA AEGON Money Market	21,889,485	21,157,573
TA Systematic Small/Mid Cap Value	2,314,273	1,325,063
TA AEGON U.S. Government Securities	25,191,540	21,341,093
TA AEGON U.S. Government Securities - PAM - SC	1,499,968	4,274,628
TA T. Rowe Price Small Cap	5,475,473	604,994
TA Morgan Stanley Active International Allocation	237,207	322,836
TA Multi Managed Large Cap Core	4,152,441	897,839
TA Morgan Stanley Mid-Cap Growth	687,084	512,420
TA Vanguard ETF Index - Balanced - SC	24,264,500	1,758,409
TA Vanguard ETF Index - Growth - SC	17,891,909	1,591,101
TA Efficient Markets - SC	2,245,154	216,600
TA BlackRock Global Allocation - SC	6,724,024	2,271,586
TA BlackRock Tactical Allocation - SC	14,646,872	788,527
TA ProFunds UltraBear - OAM - SC	6,485,423	5,919,224
TA Janus Balanced - SC	1,410,323	175,122
TA PIMCO Tactical - Growth - SC	703,590	166,997
TA PIMCO Tactical - Conservative - SC	726,542	143,967
TA PIMCO Tactical - Balanced - SC	1,125,017	307,562
TA Hanlon Income - SC	347,413	364,602
TA Vanguard ETF Index - Conservative - SC	7,951,986	1,604,017
TA Vanguard ETF Index - Aggressive Growth - SC	2,716,758	892,725
TA JP Morgan Midcap Value - SC	4,247,542	581,857
TA AEGON Tactical Vanguard ETF - Growth - SC	4,702,517	859,089

87

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Notes to Financial Statements

December 31, 2012

2. Investments (continued)

Subaccount	Purchases	Sales
TA AEGON Tactical Vanguard ETF - Balanced - SC	$7,050,383	$111,491
TA AEGON Tactical Vanguard ETF - Conservative - SC	2,993,354	395,956
TA PIMCO Real Return TIPS - SC	3,897,571	80,097
TA JPMorgan Core Bond - SC	1,975,076	206,989
TA JPMorgan Tactical Allocation - SC	6,545,805	178,527
TA Legg Mason Dynamic Allocation - Balanced - SC	2,704,203	2,995
TA Legg Mason Dynamic Allocation - Growth - SC	1,793,217	2,874
TA Market Participation Strategy - SC	464,800	311
Invesco Van Kampen V.I. Value Opportunities	2,859	119,151
Invesco Van Kampen V.I. American Franchise	92,071	1,141
AllianceBernstein Growth & Income	4,087,614	431,723
AllianceBernstein Large Cap Growth	181	67,844
AllianceBernstein Balanced Wealth Strategy	370,644	301,895
Janus Aspen - Enterprise	8	66,017
Janus Aspen - Perkins Mid Cap Value	183	136
Janus Aspen - Worldwide	4,034	73,528
JPMorgan Insurance Trust Core Bond	107,594	150,028
JPMorgan Insurance Trust International Equity	204,344	267,469
JPMorgan Insurance Trust Mid Cap Value	975	1,213
JPMorgan Insurance Trust Small Cap Core	24	272
JPMorgan Insurance Trust U.S. Equity	646	1,072
MFS® New Discovery	4,169,901	427,663
MFS® Total Return	34,365	246,653
Fidelity VIP Contrafund®	2,228,133	721,036
Fidelity VIP Equity-Income	180,245	242,037
Fidelity VIP Growth	1,916	142,535
Fidelity VIP Growth Opportunities	39	94
Fidelity VIP Mid Cap	4,151,106	853,000
Fidelity VIP Value Strategies	890,150	402,112
Fidelity VIP Balanced	1,570,280	1,182,723
Franklin Income Securities	6,190,025	623,999
Mutual Shares Securities	11,341	108,573
Templeton Foreign Securities	953,040	265,141
Franklin Templeton VIP Founding Funds Allocation	642,839	588,600
American Funds - Asset Allocation	2,395,698	207,672
American Funds - Bond	5,016,692	4,095,399
American Funds - Growth	1,017,412	952,071
American Funds - Growth-Income	424,523	115,939
American Funds - International	2,865,663	1,100,709
GE Investments Total Return	288,709	170,232

88

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Notes to Financial Statements

3. Change in Units

The changes in units outstanding were as follows:

	Year ended December 31,
	2012			2011
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
TA Asset Allocation - Conservative	4,047,050	(216,129)	3,830,921	2,870,857	191,086	3,061,943
TA Asset Allocation - Growth	265,024	(162,769)	102,255	450,251	(263,480)	186,771
TA Asset Allocation - Moderate	16,365,477	2,195,484	18,560,961	17,187,890	1,261,111	18,449,001
TA Asset Allocation - Moderate Growth	4,503,233	(662,929)	3,840,304	4,467,445	(1,580,154)	2,887,291
TA International Moderate Growth - SC	2,153,490	755,906	2,909,396	2,067,318	(376,611)	1,690,707
TA MFS International Equity	130,020	63,098	193,118	64,092	(50,756)	13,336
TA Clarion Global Real Estate Securities	223,614	54,426	278,040	167,644	1,331	168,975
TA Jennison Growth	2,478,479	(676,041)	1,802,438	484,875	212,796	697,671
TA JPMorgan Enhanced Index	6,902	(133,974)	(127,072)	5,987	(96,658)	(90,671)
TA BlackRock Large Cap Value	2,845,615	(414,040)	2,431,575	668,341	(233,954)	434,387
TA AEGON High Yield Bond	546,793	(130,334)	416,459	539,405	(57,855)	481,550
TA PIMCO Total Return	7,342,608	1,487,436	8,830,044	4,471,221	(72,958)	4,398,263
TA Morgan Stanley Capital Growth	54,132	37,466	91,598	29,919	(103,760)	(73,841)
TA Multi-Managed Balanced	65,115	260,080	325,195	280,712	11,328	292,040
TA AllianceBernstein Dynamic Allocation	1,457,401	(162,234)	1,295,167	2,664,487	500,799	3,165,286
TA WMC Diversified Growth	124,065	(612,831)	(488,766)	37,462	196,237	233,699
TA AEGON Money Market	25,247,285	(24,456,242)	791,043	13,601,367	(8,528,087)	5,073,280
TA Systematic Small/Mid Cap Value	285,206	163,560	448,766	438,821	(200,734)	238,087
TA AEGON U.S. Government Securities	28,211,927	(25,634,472)	2,577,455	21,161,001	(17,810,355)	3,350,646
TA AEGON U.S. Government Securities - PAM - SC	—	(2,230,598)	(2,230,598)	—	2,906,476	2,906,476
TA T. Rowe Price Small Cap	1,578,896	997,228	2,576,124	444,931	109,913	554,844
TA Morgan Stanley Active International Allocation	79,222	(138,392)	(59,170)	54,088	(91,311)	(37,223)
TA Multi Managed Large Cap Core	437,503	1,971,927	2,409,430	50,276	(70,918)	(20,642)
TA Morgan Stanley Mid-Cap Growth	107,559	(97,092)	10,467	355,134	817,080	1,172,214
TA Vanguard ETF Index - Balanced - SC	15,995,575	4,027,721	20,023,296	17,036,439	300,150	17,336,589
TA Vanguard ETF Index - Growth - SC	8,336,825	4,532,485	12,869,310	5,827,251	4,141,792	9,969,043
TA Efficient Markets - SC	640,651	660,574	1,301,225	1,427,839	1,187,737	2,615,576

89

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Notes to Financial Statements

3. Change in Units (continued)

	Year ended December 31,
	2012			2011
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
TA BlackRock Global Allocation - SC	2,420,498	374,224	2,794,722	6,267,379	2,441,347	8,708,726
TA BlackRock Tactical Allocation - SC	7,662,415	1,675,990	9,338,405	2,574,670	275,570	2,850,240
TA ProFunds UltraBear - OAM - SC	—	544,909	544,909	—	10,838,168	10,838,168
TA Janus Balanced - SC	1,067,855	245,273	1,313,128	543,644	(132,252)	411,392
TA PIMCO Tactical - Growth - SC	778,887	(144,305)	634,582	384,444	(270,216)	114,228
TA PIMCO Tactical - Conservative - SC	638,893	1,601	640,494	386,547	(319,665)	66,882
TA PIMCO Tactical - Balanced - SC	999,450	(112,717)	886,733	388,872	(357,546)	31,326
TA Hanlon Income - SC	219,611	(252,527)	(32,916)	547,642	(1,262,704)	(715,062)
TA Vanguard ETF Index - Conservative - SC	3,967,961	1,536,278	5,504,239	3,345,805	962,771	4,308,576
TA Vanguard ETF Index - Aggressive Growth - SC	1,066,442	431,357	1,497,799	1,070,679	(237,384)	833,295
TA JP Morgan Midcap Value - SC	1,826,904	858,201	2,685,105	304,702	463,322	768,024
TA AEGON Tactical Vanguard ETF - Growth - SC	2,733,006	1,261,547	3,994,553	220,343	1,405,183	1,625,526
TA AEGON Tactical Vanguard ETF - Balanced - SC	5,974,093	953,759	6,927,852	200,135	66,322	266,457
TA AEGON Tactical Vanguard ETF - Conservative - SC	2,522,189	68,113	2,590,302	1,038,372	1,534,755	2,573,127
TA PIMCO Real Return TIPS - SC	2,186,435	1,266,486	3,452,921	1,317,763	582,444	1,900,207
TA JPMorgan Core Bond - SC	1,118,454	516,556	1,635,010	501,872	409,069	910,941
TA JPMorgan Tactical Allocation - SC	4,422,294	1,750,175	6,172,469	1,193,444	33,656	1,227,100
TA Legg Mason Dynamic Allocation - Balanced - SC	1,603,328	1,077,972	2,681,300	—	—	—
TA Legg Mason Dynamic Allocation - Growth - SC	1,693,918	106,100	1,800,018	—	—	—
TA Market Participation Strategy - SC	444,238	29,406	473,644	—	—	—
Invesco Van Kampen V.I. Value Opportunities	626	(98,847)	(98,221)	140,967	(120,968)	19,999
Invesco Van Kampen V.I. American Franchise	9	91,692	91,701	—	—	—
AllianceBernstein Growth & Income	549,415	2,120,976	2,670,391	69,960	(28,956)	41,004
AllianceBernstein Large Cap Growth	—	(52,863)	(52,863)	96,175	(25,933)	70,242
AllianceBernstein Balanced Wealth Strategy	69,161	(22,191)	46,970	466,245	16,850	483,095
Janus Aspen - Enterprise	—	(27,836)	(27,836)	49,139	(36,100)	13,039
Janus Aspen - Perkins Mid Cap Value	—	(37)	(37)	—	(38)	(38)
Janus Aspen - Worldwide	1,712	(62,005)	(60,293)	211,577	(82,600)	128,977
JPMorgan Insurance Trust Core Bond	—	(56,109)	(56,109)	117,268	(270,547)	(153,279)

90

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Notes to Financial Statements

3. Change in Units (continued)

	Year ended December 31,
	2012			2011
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
JPMorgan Insurance Trust International Equity	52,022	(104,582)	(52,560)	287,151	(87,990)	199,161
JPMorgan Insurance Trust Mid Cap Value	—	(4)	(4)	—	(3)	(3)
JPMorgan Insurance Trust Small Cap Core	—	(57)	(57)	—	(64)	(64)
JPMorgan Insurance Trust U.S. Equity	—	(305)	(305)	27,139	(22)	27,117
MFS® New Discovery	1,120,813	743,788	1,864,601	543,036	246,101	789,137
MFS® Total Return	—	(165,647)	(165,647)	373,735	(32,880)	340,855
Fidelity VIP Contrafund®	483,348	359,739	843,087	531,999	(226,783)	305,216
Fidelity VIP Equity-Income	—	(97,742)	(97,742)	263,805	9,725	273,530
Fidelity VIP Growth	—	(93,649)	(93,649)	178,663	(46,641)	132,022
Fidelity VIP Growth Opportunities	—	(47)	(47)	—	(49)	(49)
Fidelity VIP Mid Cap	426,190	860,604	1,286,794	253,903	(103,444)	150,459
Fidelity VIP Value Strategies	330,420	(53,043)	277,377	323,034	(76,298)	246,736
Fidelity VIP Balanced	347,849	(315,154)	32,695	1,660,738	1,175,173	2,835,911
Franklin Income Securities	3,330,082	1,670,329	5,000,411	1,320,911	576,430	1,897,341
Mutual Shares Securities	—	(121,766)	(121,766)	211,343	(218,724)	(7,381)
Templeton Foreign Securities	616,872	134,170	751,042	337,089	83,163	420,252
Franklin Templeton VIP Founding Funds Allocation	96,098	(70,028)	26,070	489,140	(17,090)	472,050
American Funds - Asset Allocation	444,134	1,304,781	1,748,915	3,787,016	117,099	3,904,115
American Funds - Bond	1,435,679	(581,027)	854,652	389,520	246,786	636,306
American Funds - Growth	390,883	(338,699)	52,184	595,121	(54,536)	540,585
American Funds - Growth-Income	253,317	2,953	256,270	194,063	(3,190)	190,873
American Funds - International	1,824,422	9,853	1,834,275	764,938	528,674	1,293,612
GE Investments Total Return	120,293	(10,324)	109,969	310,184	114,242	424,426

91

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Notes to Financial Statements

December 31, 2012

4. Financial Highlights

The Separate Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values expense ratios, and total returns.

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest **	Total Return Corresponding to Lowest to Highest Expense Ratio***
TA Asset Allocation - Conservative
	12/31/2012	14,713,793	$1.55 to $1.35	$22,801,333	3.10%	1.25 % to 1.95%	6.13 % to 5.14%
	12/31/2011	10,882,872	1.46 to 1.28	15,887,587	2.59	1.25 to 1.95	1.39 to 0.40
	12/31/2010	7,820,929	1.44 to 1.28	11,316,536	3.37	1.25 to 1.95	7.59 to 6.63
	12/31/2009	5,635,507	1.34 to 1.20	7,662,257	4.38	1.25 to 1.95	23.68 to 22.52
	12/31/2008	3,000,661	1.08 to 0.98	3,340,780	4.24	1.25 to 1.95	(22.16) to (22.91)
TA Asset Allocation - Growth
	12/31/2012	1,567,315	1.43 to 1.32	2,453,880	1.07	1.25 to 1.95	11.20 to 10.23
	12/31/2011	1,465,060	1.28 to 1.20	2,075,489	0.92	1.25 to 1.95	(6.58) to (7.50)
	12/31/2010	1,278,289	1.37 to 1.29	1,900,409	0.83	1.25 to 1.95	13.53 to 12.46
	12/31/2009	1,555,207	1.21 to 1.15	2,143,136	2.39	1.25 to 1.95	28.22 to 27.07
	12/31/2008	1,121,920	0.94 to 0.90	1,236,759	2.77	1.25 to 1.95	(40.38) to (40.91)
TA Asset Allocation - Moderate
	12/31/2012	56,701,115	1.57 to 1.39	91,291,283	2.67	1.25 to 1.95	8.08 to 7.01
	12/31/2011	38,140,154	1.45 to 1.30	57,083,724	2.33	1.25 to 1.95	(0.65) to (1.62)
	12/31/2010	19,691,153	1.46 to 1.32	29,544,478	2.98	1.25 to 1.95	9.01 to 8.03
	12/31/2009	14,614,561	1.34 to 1.22	20,294,138	4.39	1.25 to 1.95	24.84 to 23.78
	12/31/2008	8,982,453	1.07 to 0.99	9,928,084	3.60	1.25 to 1.95	(26.88) to (27.61)
TA Asset Allocation - Moderate Growth
	12/31/2012	33,860,330	1.52 to 1.38	53,679,592	2.29	1.25 to 1.95	9.27 to 8.25
	12/31/2011	30,020,026	1.39 to 1.27	43,629,489	1.88	1.25 to 1.95	(3.22) to (4.14)
	12/31/2010	27,132,735	1.44 to 1.33	40,726,484	2.09	1.25 to 1.95	11.34 to 10.26
	12/31/2009	23,977,460	1.29 to 1.21	32,487,882	3.37	1.25 to 1.95	26.58 to 25.43
	12/31/2008	17,220,353	1.02 to 0.96	18,349,552	3.16	1.25 to 1.95	(33.60) to (34.21)
TA International Moderate Growth - SC
	12/31/2012	10,066,661	0.98 to 0.93	9,790,540	2.91	1.30 to 2.00	11.03 to 10.27
	12/31/2011	7,157,265	0.88 to 0.85	6,271,298	1.87	1.30 to 1.95	(8.72) to (9.30)
	12/31/2010	5,466,558	0.97 to 0.94	5,254,978	2.56	1.30 to 1.95	8.83 to 8.13
	12/31/2009	4,008,594	0.89 to 0.87	3,543,289	2.48	1.30 to 1.95	27.67 to 26.86
	12/31/2008	2,864,087	0.69 to 0.68	1,983,629	2.56	1.30 to 1.95	(37.14) to (37.54)

92

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest **	Total Return Corresponding to Lowest to Highest Expense Ratio***
TA MFS International Equity
	12/31/2012	455,609	$1.28 to $1.58	$779,110	1.57%	1.25 % to 1.95%	20.64 % to 19.53%
	12/31/2011	262,491	1.06 to 1.33	358,662	1.08	1.25 to 1.95	(11.17) to (11.93)
	12/31/2010	249,155	1.20 to 1.51	396,461	1.68	1.25 to 1.95	9.13 to 8.20
	12/31/2009	50,802	1.10 to 1.39	71,714	2.22	1.25 to 1.95	31.05 to 29.71
	12/31/2008	10,591	0.84 to 1.07	10,283	5.53	1.25 to 1.95	(36.09) to (36.78)
TA Clarion Global Real Estate Securities
	12/31/2012	812,755	2.34 to 1.85	1,708,134	3.50	1.25 to 1.95	23.70 to 22.58
	12/31/2011	534,715	1.90 to 1.51	892,101	6.92	1.25 to 1.95	(6.90) to (7.80)
	12/31/2010	365,740	2.04 to 1.64	641,833	6.45	1.25 to 1.95	14.24 to 13.10
	12/31/2009	179,196	1.78 to 1.45	276,631	—	1.25 to 1.95	31.77 to 30.46
	12/31/2008	128,953	1.35 to 1.11	154,535	6.04	1.25 to 1.95	(43.09) to (43.60)
TA Jennison Growth
	12/31/2012	5,454,165	1.10 to 1.37	7,532,999	0.02	1.25 to 1.95	14.33 to 13.19
	12/31/2011	3,651,727	0.96 to 1.21	4,137,908	0.08	1.25 to 1.95	(1.85) to (2.67)
	12/31/2010	2,954,056	0.98 to 1.24	3,136,577	0.05	1.25 to 1.95	10.88 to 9.83
	12/31/2009	367,562	0.88 to 1.13	369,851	0.13	1.25 to 1.95	39.26 to 38.00
	12/31/2008	265,234	0.63 to 0.82	166,899	0.10	1.25 to 1.95	(37.79) to (38.32)
TA JPMorgan Enhanced Index
	12/31/2012	341,194	1.16 to 1.32	556,452	1.17	1.25 to 1.95	14.91 to 13.86
	12/31/2011	468,266	1.01 to 1.16	671,596	1.18	1.25 to 1.95	(0.50) to (1.44)
	12/31/2010	558,937	1.01 to 1.17	801,654	1.39	1.25 to 1.95	13.76 to 12.66
	12/31/2009	538,438	0.89 to 1.04	695,899	2.08	1.25 to 1.95	27.99 to 26.84
	12/31/2008	535,190	0.70 to 0.82	538,497	5.54	1.25 to 1.95	(38.13) to (38.72)
TA BlackRock Large Cap Value
	12/31/2012	6,778,066	1.47 to 1.43	10,789,551	1.78	1.25 to 1.95	10.34 to 9.33
	12/31/2011	4,346,491	1.33 to 1.30	6,418,096	1.59	1.25 to 1.95	1.47 to 0.50
	12/31/2010	3,912,104	1.31 to 1.30	5,631,493	0.87	1.25 to 1.95	9.08 to 8.05
	12/31/2009	1,541,441	1.20 to 1.20	2,048,610	0.73	1.25 to 1.95	12.58 to 11.54
	12/31/2008	230,583	1.07 to 1.08	278,008	1.00	1.25 to 1.95	(34.71) to (35.33)
TA AEGON High Yield Bond
	12/31/2012	1,471,354	1.98 to 1.63	2,632,545	5.45	1.25 to 1.95	15.91 to 14.85
	12/31/2011	1,054,895	1.71 to 1.42	1,626,743	7.72	1.25 to 1.95	3.48 to 2.54
	12/31/2010	573,345	1.65 to 1.38	857,342	15.01	1.25 to 1.95	11.05 to 10.02
	12/31/2009	294,763	1.48 to 1.26	406,864	8.61	1.25 to 1.95	45.42 to 44.05
	12/31/2008	200,945	1.02 to 0.87	195,205	9.25	1.25 to 1.95	(26.13) to (26.89)

93

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest **	Total Return Corresponding to Lowest to Highest Expense Ratio***
TA PIMCO Total Return
	12/31/2012	20,970,806	$1.64 to $1.40	$30,788,734	4.24%	1.25 % to 1.95%	6.22 % to 5.26%
	12/31/2011	12,140,762	1.54 to 1.33	16,905,121	2.36	1.25 to 1.95	4.96 to 3.93
	12/31/2010	7,742,499	1.47 to 1.28	10,309,989	5.56	1.25 to 1.95	5.87 to 4.89
	12/31/2009	2,275,577	1.39 to 1.22	2,916,598	7.24	1.25 to 1.95	14.60 to 13.54
	12/31/2008	698,427	1.21 to 1.07	808,624	6.16	1.25 to 1.95	(4.00) to (4.93)
TA Morgan Stanley Capital Growth
	12/31/2012	284,428	1.29 to 1.33	431,628	—	1.25 to 1.95	14.11 to 12.99
	12/31/2011	192,830	1.13 to 1.18	252,964	—	1.25 to 1.95	(6.97) to (7.78)
	12/31/2010	266,671	1.21 to 1.28	381,386	0.72	1.25 to 1.95	25.86 to 24.66
	12/31/2009	251,629	0.97 to 1.02	289,379	2.26	1.25 to 1.95	26.33 to 25.13
	12/31/2008	153,290	0.76 to 0.82	126,928	2.33	1.25 to 1.95	(37.15) to (37.76)
TA Multi-Managed Balanced
	12/31/2012	2,027,785	1.75 to 1.57	3,452,384	1.50	1.25 to 1.95	11.17 to 10.24
	12/31/2011	1,702,590	1.57 to 1.42	2,620,679	2.33	1.25 to 1.95	2.75 to 1.77
	12/31/2010	1,410,550	1.53 to 1.40	2,127,752	0.51	1.25 to 1.95	22.59 to 21.51
	12/31/2009	393,395	1.25 to 1.15	494,169	1.97	1.25 to 1.95	24.74 to 23.53
	12/31/2008	180,281	1.00 to 0.93	183,672	1.68	1.25 to 1.95	(33.24) to (33.87)
TA AllianceBernstein Dynamic Allocation
	12/31/2012	5,725,017	1.53 to 1.27	8,072,187	0.78	1.25 to 1.95	4.82 to 3.76
	12/31/2011	4,429,850	1.46 to 1.23	5,939,693	0.96	1.25 to 1.95	0.56 to (0.28)
	12/31/2010	1,264,564	1.45 to 1.23	1,642,715	4.76	1.25 to 1.95	7.94 to 7.06
	12/31/2009	215,335	1.34 to 1.15	278,394	3.52	1.25 to 1.95	29.68 to 28.66
	12/31/2008	194,594	1.04 to 0.89	194,649	5.54	1.25 to 1.95	(37.66) to (38.21)
TA WMC Diversified Growth
	12/31/2012	3,798,199	1.19 to 1.31	3,856,974	0.27	1.25 to 1.95	11.76 to 10.69
	12/31/2011	4,286,965	1.06 to 1.18	3,804,768	0.37	1.25 to 1.95	(4.92) to (5.76)
	12/31/2010	4,053,266	1.12 to 1.25	3,517,441	0.54	1.25 to 1.95	16.36 to 15.24
	12/31/2009	4,348,095	0.96 to 1.09	3,238,000	0.94	1.25 to 1.95	27.60 to 26.43
	12/31/2008	4,586,615	0.75 to 0.86	2,682,104	0.22	1.25 to 1.95	(46.68) to (47.21)
TA AEGON Money Market
	12/31/2012	9,439,352	1.05 to 0.97	9,696,324	0.01	1.25 to 1.95	(1.24) to (1.92)
	12/31/2011	8,648,309	1.07 to 0.99	8,964,393	—	1.25 to 1.95	(1.22) to (1.90)
	12/31/2010	3,575,029	1.08 to 1.01	3,841,409	0.01	1.25 to 1.95	(1.23) to (1.91)
	12/31/2009	2,358,376	1.09 to 1.03	2,608,684	0.06	1.25 to 1.95	(1.10) to (1.90)
	12/31/2008	1,297,455	1.11 to 1.05	1,648,832	2.17	1.25 to 1.95	1.13 to 0.20

94

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest **	Total Return Corresponding to Lowest to Highest Expense Ratio***
TA Systematic Small/Mid Cap Value
	12/31/2012	1,938,938	$2.40 to $1.28	$5,036,543	0.46%	1.25 % to 1.95%	14.94 % to 13.81%
	12/31/2011	1,490,172	2.09 to 1.12	4,555,527	0.13	1.25 to 1.95	(3.86) to (4.71)
	12/31/2010	1,252,085	2.17 to 1.18	4,726,088	0.75	1.25 to 1.95	28.80 to 27.56
	12/31/2009	885,628	1.69 to 0.92	3,632,074	3.22	1.25 to 1.95	41.44 to 40.17
	12/31/2008	788,555	1.19 to 1.04	2,670,329	1.75	1.25 to 1.55	(41.60) to (34.13)
TA AEGON U.S. Government Securities
	12/31/2012	13,896,645	1.48 to 1.27	18,653,689	1.58	1.25 to 1.95	3.84 to 2.85
	12/31/2011	11,319,190	1.43 to 1.24	14,776,606	2.56	1.25 to 1.95	6.28 to 5.24
	12/31/2010	7,968,544	1.34 to 1.18	9,928,689	3.74	1.25 to 1.95	3.11 to 2.23
	12/31/2009	3,395,120	1.30 to 1.15	4,346,670	2.13	1.25 to 1.95	3.18 to 2.20
	12/31/2008	972,860	1.26 to 1.13	1,457,421	2.11	1.25 to 1.95	6.33 to 5.35
TA AEGON U.S. Government Securities - PAM - SC
	12/31/2012	2,039,412	1.33 to 1.25	2,700,763	1.59	1.30 to 1.95	3.51 to 2.85
	12/31/2011	4,270,010	1.29 to 1.22	5,452,399	3.60	1.30 to 1.95	5.91 to 5.24
	12/31/2010	1,363,534	1.22 to 1.16	1,650,465	3.42	1.30 to 1.95	2.89 to 2.23
	12/31/2009	2,293,961	1.18 to 1.13	2,691,530	2.20	1.30 to 1.95	2.86 to 2.20
	12/31/2008	2,542,880	1.15 to 1.11	2,902,377	1.88	1.30 to 1.95	6.03 to 5.36
TA T. Rowe Price Small Cap
	12/31/2012	3,710,154	1.65 to 1.62	6,836,329	—	1.25 to 1.95	14.26 to 13.19
	12/31/2011	1,134,030	1.44 to 1.43	1,869,740	—	1.25 to 1.95	0.44 to (0.43)
	12/31/2010	579,186	1.44 to 1.44	891,555	—	1.25 to 1.95	32.77 to 31.50
	12/31/2009	208,535	1.08 to 1.09	219,354	—	1.25 to 1.95	36.99 to 35.68
	12/31/2008	197,709	0.79 to 0.80	142,002	1.50	1.25 to 1.95	(37.04) to (37.63)
TA Morgan Stanley Active International Allocation
	12/31/2012	784,856	1.26 to 1.42	1,390,401	2.20	1.25 to 1.95	15.30 to 14.20
	12/31/2011	844,026	1.09 to 1.24	1,302,026	1.37	1.25 to 1.95	(15.35) to (16.20)
	12/31/2010	881,249	1.29 to 1.48	1,617,760	1.99	1.25 to 1.95	7.14 to 6.13
	12/31/2009	876,031	1.20 to 1.40	1,517,541	0.15	1.25 to 1.95	24.33 to 23.27
	12/31/2008	973,483	0.97 to 1.13	1,361,863	5.07	1.25 to 1.95	(39.59) to (40.22)
TA Multi Managed Large Cap Core
	12/31/2012	3,263,447	1.46 to 1.46	6,162,117	0.94	1.25 to 1.95	15.68 to 14.58
	12/31/2011	854,017	1.26 to 1.27	2,368,923	0.70	1.25 to 1.95	(3.47) to (4.39)
	12/31/2010	874,659	1.30 to 1.33	2,647,456	0.67	1.25 to 1.95	17.70 to 16.60
	12/31/2009	801,771	1.11 to 1.14	2,185,084	0.81	1.25 to 1.95	43.62 to 42.31
	12/31/2008	728,643	0.77 to 0.80	1,495,618	3.89	1.25 to 1.95	(42.80) to (43.31)

95

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest **	Total Return Corresponding to Lowest to Highest Expense Ratio***
TA Morgan Stanley Mid-Cap Growth
	12/31/2012	1,500,685	$1.10 to $1.49	$2,490,975	—%	1.25 % to 1.95%	7.73 % to 6.68%
	12/31/2011	1,490,218	1.02 to 1.39	2,254,219	0.22	1.25 to 1.95	(7.86) to (8.69)
	12/31/2010	318,004	1.11 to 1.52	513,525	0.04	1.25 to 1.95	32.25 to 31.03
	12/31/2009	106,444	0.84 to 1.16	114,288	—	1.25 to 1.95	58.58 to 57.06
	12/31/2008	61,264	0.53 to 0.74	39,512	2.10	1.25 to 1.95	(46.96) to (47.47)
TA Vanguard ETF Index - Balanced - SC
	12/31/2012	50,311,018	1.10 to 1.07	55,402,801	1.29	1.30 to 1.95	7.00 to 6.31
	12/31/2011	30,287,722	1.03 to 1.01	31,182,620	1.17	1.30 to 1.95	0.17 to (0.47)
	12/31/2010	12,951,133	1.03 to 1.01	13,312,936	1.14	1.30 to 1.95	9.27 to 8.57
	12/31/2009	6,099,477	0.94 to 0.93	5,738,099	0.33	1.30 to 1.95	15.03 to 14.30
	12/31/2008(1)	82,692	0.82 to 0.82	67,615	—	1.30 to 1.95	(18.11) to (18.46)
TA Vanguard ETF Index - Growth - SC
	12/31/2012	44,194,998	1.05 to 1.02	46,436,478	1.64	1.30 to 1.95	10.12 to 9.41
	12/31/2011	31,325,688	0.96 to 0.93	29,913,378	1.53	1.30 to 1.95	(2.40) to (3.02)
	12/31/2010	21,356,645	0.98 to 0.96	20,911,628	1.34	1.30 to 1.95	11.55 to 10.84
	12/31/2009	10,555,942	0.88 to 0.87	9,268,433	0.42	1.30 to 1.95	21.60 to 20.82
	12/31/2008(1)	738,893	0.72 to 0.72	533,402	—	1.30 to 1.95	(27.73) to (28.04)
TA Efficient Markets - SC
	12/31/2012	5,324,549	1.43 to 1.39	7,579,859	1.43	1.30 to 1.95	10.76 to 10.05
	12/31/2011	4,023,324	1.29 to 1.27	5,177,834	0.87	1.30 to 1.95	(3.44) to (4.06)
	12/31/2010	1,407,748	1.34 to 1.32	1,882,304	0.72	1.30 to 1.95	10.94 to 10.23
	12/31/2009	247,300	1.21 to 1.20	298,289	0.04	1.30 to 1.95	16.35 to 15.61
	12/31/2008(1)	—	1.04 to 1.04	—	—	1.30 to 1.95	3.71 to 3.62
TA BlackRock Global Allocation - SC
	12/31/2012	23,657,493	1.34 to 1.31	31,653,965	2.32	1.40 to 2.05	8.45 to 7.76
	12/31/2011	20,862,771	1.24 to 1.22	25,756,219	0.69	1.40 to 2.05	(5.15) to (5.75)
	12/31/2010	12,154,045	1.30 to 1.29	15,829,768	0.48	1.40 to 2.05	8.26 to 7.57
	12/31/2009(1)	2,730,894	1.20 to 1.20	3,289,370	—	1.40 to 2.05	20.48 to 19.96
TA BlackRock Tactical Allocation - SC
	12/31/2012	15,900,313	1.48 to 1.44	23,414,819	1.48	1.30 to 1.95	8.59 to 7.90
	12/31/2011	6,561,908	1.36 to 1.34	8,905,232	1.17	1.30 to 1.95	2.41 to 1.76
	12/31/2010	3,711,668	1.33 to 1.31	4,919,767	0.47	1.30 to 1.95	9.82 to 9.12
	12/31/2009(1)	759,433	1.21 to 1.20	917,222	—	1.30 to 1.95	20.85 to 20.34
TA ProFunds UltraBear - OAM - SC
	12/31/2012	11,706,872	0.22 to 0.22	2,615,761	—	1.30 to 1.95	(30.34) to (30.79)
	12/31/2011	11,161,963	0.32 to 0.32	3,583,118	—	1.30 to 1.95	(20.98) to (21.48)
	12/31/2010	323,795	0.41 to 0.40	131,714	—	1.30 to 1.95	(27.70) to (28.17)
	12/31/2009(1)	23,576	0.56 to 0.56	13,263	—	1.30 to 1.95	(43.69) to (43.93)

96

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest **	Total Return Corresponding to Lowest to Highest Expense Ratio***
TA Janus Balanced - SC
	12/31/2012	2,167,060	$0.98 to $0.96	$2,121,571	—%	1.30 % to 1.95%	11.05 % to 10.34%
	12/31/2011	853,932	0.88 to 0.87	753,326	0.15	1.30 to 1.95	(11.95) to (12.51)
	12/31/2010	442,540	1.00 to 1.00	443,567	0.19	1.30 to 1.95	1.78 to 1.13
	12/31/2009(1)	9,688	0.99 to 0.99	9,552	—	1.30 to 1.95	(0.05) to (0.13)
TA PIMCO Tactical - Growth - SC
	12/31/2012	1,264,413	0.87 to 0.85	1,095,362	0.39	1.30 to 1.95	(0.61) to (1.25)
	12/31/2011	629,831	0.87 to 0.86	549,591	1.27	1.30 to 1.95	(12.75) to (13.30)
	12/31/2010	515,603	1.00 to 0.99	515,971	1.37	1.30 to 1.95	(1.98) to (2.60)
	12/31/2009(1)	—	1.02 to 1.02	—	—	1.30 to 1.95	2.53 to 2.45
TA PIMCO Tactical - Conservative - SC
	12/31/2012	1,325,106	0.90 to 0.89	1,194,792	1.25	1.30 to 1.95	0.22 to (0.43)
	12/31/2011	684,612	0.90 to 0.89	616,903	1.38	1.30 to 1.95	(8.65) to (9.23)
	12/31/2010	617,730	0.99 to 0.98	609,807	0.87	1.30 to 1.95	(3.37) to (3.99)
	12/31/2009(1)	—	1.02 to 1.02	—	—	1.30 to 1.95	2.55 to 2.47
TA PIMCO Tactical - Balanced - SC
	12/31/2012	1,874,004	0.92 to 0.91	1,730,340	1.53	1.30 to 1.95	(0.32) to (0.96)
	12/31/2011	987,271	0.93 to 0.92	913,995	1.21	1.30 to 1.95	(4.64) to (5.25)
	12/31/2010	955,945	0.97 to 0.97	929,035	0.50	1.30 to 1.95	(4.70) to (5.31)
	12/31/2009(1)	—	1.02 to 1.02	—	—	1.30 to 1.95	2.28 to 2.20
TA Hanlon Income - SC
	12/31/2012	1,817,173	1.03 to 1.01	1,866,563	2.18	1.30 to 1.95	2.13 to 1.48
	12/31/2011	1,850,089	1.01 to 0.99	1,861,649	1.42	1.30 to 1.95	1.61 to 0.96
	12/31/2010	2,565,151	0.99 to 0.99	2,543,165	0.26	1.30 to 1.95	(1.17) to (1.80)
	12/31/2009(1)	2,491	1.00 to 1.00	2,500	—	1.30 to 1.95	0.40 to 0.32
TA Vanguard ETF Index - Conservative - SC
	12/31/2012	14,631,554	1.16 to 1.13	16,892,664	1.12	1.30 to 1.95	5.24 to 4.57
	12/31/2011	9,127,315	1.10 to 1.08	10,015,296	0.71	1.30 to 1.95	1.85 to 1.21
	12/31/2010	4,818,739	1.08 to 1.07	5,194,026	0.03	1.30 to 1.95	8.02 to 7.33
	12/31/2009(1)	—	1.00 to 1.00	—	—	1.30 to 1.95	(0.15) to (0.22)
TA Vanguard ETF Index - Aggressive Growth - SC
	12/31/2012	3,425,760	1.26 to 1.24	4,319,040	1.16	1.30 to 1.95	15.06 to 14.33
	12/31/2011	1,927,961	1.10 to 1.08	2,113,777	0.76	1.30 to 1.95	(5.15) to (5.75)
	12/31/2010	1,094,666	1.16 to 1.15	1,265,842	0.07	1.30 to 1.95	12.94 to 12.22
	12/31/2009(1)	—	1.02 to 1.02	—	—	1.30 to 1.95	2.45 to 2.37

97

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest **	Total Return Corresponding to Lowest to Highest Expense Ratio***
TA JP Morgan Midcap Value - SC
	12/31/2012	3,510,297	$1.49 to $1.46	$5,189,927	0.76%	1.30 % to 1.95%	18.69 % to 17.93%
	12/31/2011	825,192	1.25 to 1.24	1,032,626	0.84	1.30 to 1.95	0.43 to (0.21)
	12/31/2010	57,168	1.25 to 1.24	71,345	2.50	1.30 to 1.95	21.25 to 20.47
	12/31/2009(1)	1,942	1.03 to 1.03	2,000	—	1.30 to 1.95	4.54 to 4.46
TA AEGON Tactical Vanguard ETF - Growth - SC
	12/31/2012	5,620,079	1.01 to 1.00	5,662,246	0.74	1.30 to 1.95	9.52 to 8.82
	12/31/2011(1)	1,625,526	0.92 to 0.92	1,496,161	—	1.30 to 1.95	(7.89) to (8.28)
TA AEGON Tactical Vanguard ETF - Balanced - SC
	12/31/2012	7,194,309	1.03 to 1.02	7,392,587	0.14	1.30 to 1.95	6.90 to 6.22
	12/31/2011(1)	266,457	0.96 to 0.96	256,151	—	1.30 to 1.95	(3.83) to (4.24)
TA AEGON Tactical Vanguard ETF - Conservative - SC
	12/31/2012	5,163,429	1.03 to 1.02	5,336,432	0.41	1.30 to 1.95	5.40 to 4.73
	12/31/2011(1)	2,573,127	0.98 to 0.98	2,524,388	—	1.30 to 1.95	(1.84) to (2.26)
TA PIMCO Real Return TIPS - SC
	12/31/2012	5,353,128	1.12 to 1.11	5,991,609	0.25	1.30 to 1.95	4.93 to 4.25
	12/31/2011(1)	1,900,207	1.07 to 1.06	2,028,628	—	1.30 to 1.95	6.78 to 6.33
TA JPMorgan Core Bond - SC
	12/31/2012	2,545,951	1.08 to 1.07	2,747,644	2.76	1.30 to 1.95	3.40 to 2.74
	12/31/2011(1)	910,941	1.05 to 1.04	951,625	3.38	1.30 to 1.95	4.53 to 4.09
TA JPMorgan Tactical Allocation - SC
	12/31/2012	7,399,569	1.06 to 1.05	7,812,962	0.60	1.30 to 1.95	6.08 to 5.40
	12/31/2011(1)	1,227,100	1.00 to 0.99	1,222,307	0.78	1.30 to 1.95	(0.36) to (0.78)
TA Legg Mason Dynamic Allocation - Balanced - SC
	12/31/2012(1)	2,681,300	1.01 to 1.01	2,708,408	—	1.30 to 1.95	— to —
TA Legg Mason Dynamic Allocation - Growth - SC
	12/31/2012(1)	1,800,018	1.01 to 1.00	1,808,682	—	1.30 to 1.95	— to —
TA Market Participation Strategy - SC
	12/31/2012(1)	473,644	0.99 to 0.99	469,001	—	1.30 to 1.95	— to —
Invesco Van Kampen V.I. Value Opportunities
	12/31/2012	163,043	1.03 to 1.03	177,756	1.09	1.25 to 1.95	16.20 to 15.39
	12/31/2011	261,264	0.89 to 0.90	261,217	0.66	1.25 to 1.95	(4.59) to (5.24)
	12/31/2010	241,265	0.93 to 0.95	248,295	0.41	1.25 to 1.95	5.62 to 4.90
	12/31/2009	115,722	0.88 to 0.90	113,810	3.44	1.25 to 1.95	45.92 to 44.91
	12/31/2008	5,977	0.60 to 0.62	3,602	0.49	1.25 to 1.95	(52.50) to (52.83)
Invesco Van Kampen V.I. American Franchise
	12/31/2012(1)	91,701	0.96 to 0.96	88,428	—	1.25 to 1.95	— to —

98

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest **	Total Return Corresponding to Lowest to Highest Expense Ratio***
AllianceBernstein Growth & Income
	12/31/2012	3,248,359	$1.19 to $1.28	$4,574,336	1.94%	1.25 % to 1.95%	15.79 % to 14.99%
	12/31/2011	577,968	1.02 to 1.11	679,513	1.04	1.25 to 1.95	4.76 to 4.05
	12/31/2010	536,964	0.98 to 1.07	607,614	—	1.25 to 1.95	11.41 to 10.64
	12/31/2009	124,856	0.88 to 0.97	116,856	3.49	1.25 to 1.95	18.86 to 18.05
	12/31/2008	79,098	0.74 to 0.82	59,261	1.90	1.25 to 1.95	(41.43) to (41.83)
AllianceBernstein Large Cap Growth
	12/31/2012	276,012	0.91 to 1.22	341,734	0.03	1.25 to 1.95	15.25 to 14.46
	12/31/2011	328,875	0.79 to 1.06	352,446	0.09	1.25 to 1.95	(4.94) to (5.59)
	12/31/2010	258,633	0.83 to 1.13	293,322	0.23	1.25 to 1.95	8.48 to 7.73
	12/31/2009	44,106	0.77 to 1.05	45,968	—	1.25 to 1.95	35.41 to 34.48
	12/31/2008	51,955	0.57 to 0.78	36,252	—	1.25 to 1.95	(40.57) to (40.98)
AllianceBernstein Balanced Wealth Strategy
	12/31/2012	1,409,720	1.44 to 1.40	2,020,926	1.90	1.50 to 2.15	11.69 to 10.98
	12/31/2011	1,362,750	1.29 to 1.26	1,751,059	2.04	1.50 to 2.15	(4.49) to (5.09)
	12/31/2010	879,655	1.35 to 1.33	1,184,515	2.10	1.50 to 2.15	8.67 to 7.98
	12/31/2009	164,643	1.24 to 1.23	204,236	0.81	1.50 to 2.15	22.61 to 21.83
	12/31/2008(1)	—	1.01 to 1.01	—	—	1.50 to 2.15	1.33 to 1.24
Janus Aspen - Enterprise
	12/31/2012	81,267	1.42 to 1.88	161,735	—	1.25 to 1.95	15.54 to 14.74
	12/31/2011	109,103	1.23 to 1.64	199,082	—	1.25 to 1.95	(2.86) to (3.53)
	12/31/2010	96,064	1.26 to 1.70	174,424	—	1.25 to 1.95	23.97 to 23.12
	12/31/2009	34,219	1.02 to 1.38	47,251	—	1.25 to 1.95	42.66 to 41.68
	12/31/2008	11,765	0.71 to 0.97	6,722	0.09	1.25 to 1.95	(44.55) to (44.94)
Janus Aspen - Perkins Mid Cap Value
	12/31/2012	1,147	1.62 to 1.56	1,824	0.85	1.25 to 1.55	9.42 to 9.09
	12/31/2011	1,184	1.48 to 1.43	1,724	0.61	1.25 to 1.55	(4.18) to (4.46)
	12/31/2010	1,222	1.55 to 1.50	1,859	0.54	1.25 to 1.55	13.94 to 13.60
	12/31/2009	1,259	1.36 to 1.32	1,684	0.24	1.25 to 1.55	31.28 to 30.89
	12/31/2008	6,325	1.04 to 1.01	6,510	0.42	1.25 to 1.55	(28.79) to (29.00)
Janus Aspen - Worldwide
	12/31/2012	268,190	0.86 to 1.14	290,118	0.77	1.25 to 1.95	18.37 to 17.56
	12/31/2011	328,483	0.73 to 0.97	307,842	0.59	1.25 to 1.95	(15.05) to (15.63)
	12/31/2010	199,506	0.86 to 1.15	212,725	0.49	1.25 to 1.95	14.09 to 13.31
	12/31/2009	138,608	0.75 to 1.01	117,763	1.30	1.25 to 1.95	35.71 to 34.77
	12/31/2008	81,933	0.55 to 0.75	45,938	0.97	1.25 to 1.95	(45.49) to (45.87)

99

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest **	Total Return Corresponding to Lowest to Highest Expense Ratio***
JPMorgan Insurance Trust Core Bond
	12/31/2012	691,572	$1.26 to $1.22	$861,358	4.47%	1.25 % to 1.95%	4.02 % to 3.31%
	12/31/2011	747,681	1.21 to 1.18	897,273	6.51	1.25 to 1.95	6.13 to 5.41
	12/31/2010	900,960	1.14 to 1.12	1,020,731	3.21	1.25 to 1.95	7.89 to 7.15
	12/31/2009(1)	297,919	1.05 to 1.05	313,734	—	1.25 to 1.95	5.38 to 4.88
JPMorgan Insurance Trust International Equity
	12/31/2012	339,141	1.57 to 1.53	530,676	2.06	1.25 to 1.95	19.56 to 18.73
	12/31/2011	391,701	1.31 to 1.29	513,063	1.65	1.25 to 1.95	(12.54) to (13.14)
	12/31/2010	192,540	1.50 to 1.49	288,899	0.25	1.25 to 1.95	5.84 to 5.11
	12/31/2009(1)	71,787	1.42 to 1.41	101,846	1.81	1.25 to 1.95	42.02 to 41.36
JPMorgan Insurance Trust Mid Cap Value
	12/31/2012	52,144	1.92 to 1.87	100,145	1.04	1.25 to 1.95	18.88 to 18.06
	12/31/2011	52,148	1.62 to 1.59	84,277	1.29	1.25 to 1.95	0.90 to 0.21
	12/31/2010	52,151	1.60 to 1.58	83,561	1.13	1.25 to 1.95	21.93 to 21.09
	12/31/2009(1)	59,841	1.31 to 1.31	78,654	—	1.25 to 1.95	31.49 to 30.87
JPMorgan Insurance Trust Small Cap Core
	12/31/2012	7,078	1.85 to 1.80	13,015	0.20	1.25 to 1.95	18.24 to 17.43
	12/31/2011	7,135	1.56 to 1.53	11,112	0.13	1.25 to 1.95	(5.94) to (6.59)
	12/31/2010	7,199	1.66 to 1.64	11,935	—	1.25 to 1.95	25.56 to 24.70
	12/31/2009(1)	7,259	1.32 to 1.32	9,598	0.27	1.25 to 1.95	32.36 to 31.74
JPMorgan Insurance Trust U.S. Equity
	12/31/2012	26,812	1.71 to 1.67	45,715	1.48	1.25 to 1.95	16.19 to 15.38
	12/31/2011	27,117	1.47 to 1.44	39,817	—	1.25 to 1.95	(3.08) to (3.74)
	12/31/2010	—	1.52 to 1.50	—	—	1.25 to 1.95	12.17 to 11.41
	12/31/2009(1)	—	1.35 to 1.35	—	—	1.25 to 1.95	35.27 to 34.63
MFS® New Discovery
	12/31/2012	2,975,585	1.65 to 1.54	5,553,046	—	1.25 to 1.95	19.40 to 18.57
	12/31/2011	1,110,984	1.38 to 1.30	1,678,026	—	1.25 to 1.95	(11.60) to (12.20)
	12/31/2010	321,847	1.56 to 1.48	587,812	—	1.25 to 1.95	34.26 to 33.34
	12/31/2009	115,780	1.16 to 1.11	160,779	—	1.25 to 1.95	60.91 to 59.81
	12/31/2008	9,097	0.72 to 0.70	6,734	—	1.25 to 1.95	(40.27) to (40.68)
MFS® Total Return
	12/31/2012	957,907	1.41 to 1.31	1,353,475	2.49	1.25 to 1.95	9.56 to 8.80
	12/31/2011	1,123,554	1.28 to 1.20	1,455,797	2.45	1.25 to 1.95	0.33 to (0.35)
	12/31/2010	782,699	1.28 to 1.21	1,011,608	2.26	1.25 to 1.95	8.28 to 7.54
	12/31/2009	467,881	1.18 to 1.12	556,572	1.82	1.25 to 1.95	16.27 to 15.47
	12/31/2008	166,051	1.02 to 0.97	170,658	3.06	1.25 to 1.95	(23.28) to (23.81)

100

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest **	Total Return Corresponding to Lowest to Highest Expense Ratio***
Fidelity VIP Contrafund®
	12/31/2012	2,767,404	$1.72 to $1.57	$4,990,201	1.31%	1.25 % to 1.95%	14.70 % to 13.91%
	12/31/2011	1,924,317	1.50 to 1.38	2,997,055	0.84	1.25 to 1.95	(3.98) to (4.64)
	12/31/2010	1,619,101	1.56 to 1.44	2,626,359	1.37	1.25 to 1.95	15.48 to 14.69
	12/31/2009	821,036	1.35 to 1.26	1,127,978	1.43	1.25 to 1.95	33.80 to 32.88
	12/31/2008	630,735	1.01 to 0.95	626,931	0.66	1.25 to 1.95	(43.40) to (43.79)
Fidelity VIP Equity-Income
	12/31/2012	633,597	1.26 to 1.30	881,391	2.84	1.25 to 1.95	15.60 to 14.81
	12/31/2011	731,339	1.09 to 1.13	884,605	2.92	1.25 to 1.95	(0.58) to (1.27)
	12/31/2010	457,809	1.10 to 1.14	560,673	2.49	1.25 to 1.95	13.50 to 12.72
	12/31/2009	136,417	0.97 to 1.01	145,919	2.19	1.25 to 1.95	28.28 to 27.40
	12/31/2008	130,581	0.76 to 0.80	107,322	1.32	1.25 to 1.95	(43.52) to (43.91)
Fidelity VIP Growth
	12/31/2012	396,047	0.98 to 1.20	536,755	0.34	1.25 to 1.95	12.98 to 12.20
	12/31/2011	489,696	0.87 to 1.07	598,521	0.13	1.25 to 1.95	(1.27) to (1.94)
	12/31/2010	357,674	0.88 to 1.09	436,226	0.07	1.25 to 1.95	22.33 to 21.50
	12/31/2009	103,014	0.72 to 0.90	86,092	0.37	1.25 to 1.95	26.38 to 25.52
	12/31/2008	48,711	0.57 to 0.72	29,307	0.16	1.25 to 1.95	(47.96) to (48.32)
Fidelity VIP Growth Opportunities
	12/31/2012	1,466	1.18 to 0.89	1,333	0.15	1.25 to 1.55	17.84 to 17.49
	12/31/2011	1,513	1.00 to 0.76	1,170	—	1.25 to 1.55	0.71 to 0.42
	12/31/2010	1,562	1.00 to 0.76	1,201	—	1.25 to 1.55	21.95 to 21.59
	12/31/2009	1,610	0.82 to 0.62	1,016	0.10	1.25 to 1.55	43.67 to 43.24
	12/31/2008	17,178	0.57 to 0.43	7,562	0.08	1.25 to 1.55	(55.69) to (55.83)
Fidelity VIP Mid Cap
	12/31/2012	2,229,456	2.36 to 1.90	5,253,916	0.57	1.25 to 1.95	13.14 to 12.36
	12/31/2011	942,662	2.09 to 1.69	1,967,885	0.02	1.25 to 1.95	(11.95) to (12.56)
	12/31/2010	792,203	2.37 to 1.93	1,903,170	0.15	1.25 to 1.95	26.99 to 26.11
	12/31/2009	542,513	1.87 to 1.53	1,033,824	0.47	1.25 to 1.95	38.03 to 37.08
	12/31/2008	578,726	1.35 to 1.12	799,536	0.23	1.25 to 1.95	(40.36) to (40.77)
Fidelity VIP Value Strategies
	12/31/2012	864,813	1.66 to 1.36	1,605,762	0.45	1.25 to 1.95	25.49 to 24.62
	12/31/2011	587,436	1.32 to 1.09	859,859	0.93	1.25 to 1.95	(10.16) to (10.78)
	12/31/2010	340,700	1.47 to 1.22	553,854	0.47	1.25 to 1.95	24.78 to 23.92
	12/31/2009	133,960	1.18 to 0.99	174,255	0.47	1.25 to 1.95	55.21 to 54.15
	12/31/2008	84,551	0.76 to 0.64	67,593	0.53	1.25 to 1.95	(51.89) to (52.22)

101

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest **	Total Return Corresponding to Lowest to Highest Expense Ratio***
Fidelity VIP Balanced
	12/31/2012	6,428,052	$1.14 to $1.10	$7,280,419	1.53%	1.30 % to 1.95%	13.34 % to 12.61%
	12/31/2011	6,395,357	1.00 to 0.98	6,396,825	1.81	1.30 to 1.95	(5.06) to (5.66)
	12/31/2010	3,559,446	1.06 to 1.04	3,757,584	2.11	1.30 to 1.95	16.25 to 15.51
	12/31/2009	1,564,130	0.91 to 0.90	1,421,466	3.02	1.30 to 1.95	36.55 to 35.68
	12/31/2008(1)	206,873	0.67 to 0.66	137,673	5.79	1.30 to 1.95	(33.35) to (33.64)
Franklin Income Securities
	12/31/2012	8,075,537	1.13 to 1.09	9,023,644	6.27	1.25 to 1.95	11.26 to 10.49
	12/31/2011	3,075,126	1.02 to 0.98	3,107,202	4.79	1.25 to 1.95	1.12 to 0.43
	12/31/2010	1,177,785	1.01 to 0.98	1,178,207	5.85	1.25 to 1.95	11.28 to 10.52
	12/31/2009	740,625	0.90 to 0.89	667,801	7.03	1.25 to 1.95	33.92 to 33.00
	12/31/2008	436,635	0.67 to 0.67	294,375	5.36	1.25 to 1.95	(30.53) to (31.01)
Mutual Shares Securities
	12/31/2012	631,408	0.90 to 0.87	565,545	2.05	1.25 to 1.95	12.83 to 12.05
	12/31/2011	753,174	0.80 to 0.78	598,694	2.31	1.25 to 1.95	(2.26) to (2.93)
	12/31/2010	760,555	0.82 to 0.80	620,014	1.67	1.25 to 1.95	9.82 to 9.07
	12/31/2009	434,787	0.75 to 0.73	323,964	1.96	1.25 to 1.95	24.49 to 23.64
	12/31/2008	301,966	0.60 to 0.59	180,914	3.14	1.25 to 1.95	(37.89) to (38.32)
Templeton Foreign Securities
	12/31/2012	2,128,546	0.94 to 0.91	1,986,298	3.01	1.25 to 1.95	16.77 to 15.96
	12/31/2011	1,377,504	0.81 to 0.78	1,102,071	1.73	1.25 to 1.95	(11.74) to (12.34)
	12/31/2010	957,252	0.91 to 0.89	868,865	1.66	1.25 to 1.95	7.07 to 6.33
	12/31/2009	406,008	0.85 to 0.84	345,155	1.96	1.25 to 1.95	35.35 to 34.42
	12/31/2008	130,657	0.63 to 0.62	82,263	2.48	1.25 to 1.95	(41.12) to (41.52)
Franklin Templeton VIP Founding Funds Allocation
	12/31/2012	2,263,513	1.52 to 1.48	3,418,366	2.60	1.45 to 2.10	13.52 to 12.79
	12/31/2011	2,237,443	1.34 to 1.31	2,979,796	0.02	1.45 to 2.10	(3.07) to (3.69)
	12/31/2010	1,765,393	1.38 to 1.36	2,428,318	3.00	1.45 to 2.10	8.66 to 7.97
	12/31/2009	422,162	1.27 to 1.26	535,756	6.12	1.45 to 2.10	28.21 to 27.39
	12/31/2008(1)	—	0.99 to 0.99	—	—	1.45 to 2.10	(0.94) to (1.03)
American Funds - Asset Allocation
	12/31/2012	7,092,272	1.27 to 1.25	9,020,458	2.16	1.60 to 2.25	14.35 to 13.62
	12/31/2011	5,343,357	1.11 to 1.10	5,944,168	2.50	1.60 to 2.25	(0.30) to (0.93)
	12/31/2010	1,439,242	1.12 to 1.11	1,606,563	3.53	1.60 to 2.25	10.73 to 10.03
	12/31/2009(1)	9,854	1.01 to 1.01	9,937	—	1.60 to 2.25	1.88 to 1.81
American Funds - Bond
	12/31/2012	2,181,307	1.13 to 1.11	2,456,114	2.83	1.60 to 2.25	3.71 to 3.04
	12/31/2011	1,326,655	1.09 to 1.07	1,440,522	3.76	1.60 to 2.25	4.44 to 3.78
	12/31/2010	690,349	1.04 to 1.03	718,204	5.64	1.60 to 2.25	4.77 to 4.10
	12/31/2009(1)	9,976	0.99 to 0.99	9,917	—	1.60 to 2.25	(0.68) to (0.75)

102

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest **	Total Return Corresponding to Lowest to Highest Expense Ratio***
American Funds - Growth
	12/31/2012	1,129,277	$1.28 to $1.26	$1,442,320	0.80%	1.60 % to 2.25%	16.02 % to 15.28%
	12/31/2011	1,077,093	1.10 to 1.09	1,186,451	0.75	1.60 to 2.25	(5.78) to (6.38)
	12/31/2010	536,508	1.17 to 1.16	627,419	1.49	1.60 to 2.25	16.81 to 16.07
	12/31/2009(1)	9,926	1.00 to 1.00	9,958	—	1.60 to 2.25	1.70 to 1.62
American Funds - Growth-Income
	12/31/2012	660,419	1.24 to 1.21	813,749	1.97	1.60 to 2.25	15.62 to 14.88
	12/31/2011	404,149	1.07 to 1.05	431,298	1.81	1.60 to 2.25	(3.37) to (3.99)
	12/31/2010	213,276	1.11 to 1.10	235,654	2.91	1.60 to 2.25	9.67 to 8.98
	12/31/2009(1)	10,538	1.01 to 1.01	10,629	0.23	1.60 to 2.25	2.21 to 2.14
American Funds - International
	12/31/2012	3,340,178	1.02 to 1.00	3,379,549	1.91	1.60 to 2.25	16.04 to 15.30
	12/31/2011	1,505,903	0.88 to 0.86	1,318,046	3.51	1.60 to 2.25	(15.32) to (15.86)
	12/31/2010	212,291	1.04 to 1.03	219,609	4.43	1.60 to 2.25	5.55 to 4.88
	12/31/2009(1)	10,245	0.98 to 0.98	10,048	—	1.60 to 2.25	(0.22) to (0.29)
GE Investments Total Return
	12/31/2012	757,645	1.14 to 1.12	862,354	1.52	1.50 to 2.15	10.58 to 9.88
	12/31/2011	647,676	1.03 to 1.02	667,123	2.15	1.50 to 2.15	(4.53) to (5.13)
	12/31/2010	223,250	1.08 to 1.07	240,689	2.58	1.50 to 2.15	7.75 to 7.06
	12/31/2009(1)	—	1.00 to 1.00	—	—	1.50 to 2.15	1.54 to 1.46

(1)	See footnote 1

*	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.
**	These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.
***	These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Effective 2012, total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Effective 2011, expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

103

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

There are subaccounts that have total returns outside of the range indicated above. Following is the list of the subaccounts and their corresponding total returns.

Subaccount	2009 Total Return Range
TA Vanguard ETF Index - Balanced - SC	0.41% to 15.03%
TA Vanguard ETF Index - Growth - SC	1.03% to 21.60%
TA BlackRock Tactical Allocation - SC	0.94% to 20.85%

104

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Notes to Financial Statements

December 31, 2012

5. Administrative and Mortality and Expense Risk Charges

TFLIC deducts a daily administrative charge equal to an annual rate of .15% of the daily net assets value of each subaccount for administrative expenses. TFLIC also deducts an annual charge during the accumulation phase, not to exceed $30, proportionately from the subaccounts’ unit values. An annual charge ranging from 1.10% to 1.80% is deducted (based on the death benefit selected) from the unit values of the subaccounts of the Separate Account for TFLIC’s assumption of certain mortality and expense risks incurred in connection with the contract. The charge is assessed daily based on the net asset value of the Mutual Fund. Charges for administrative and mortality and expense risk are an expense of the subaccount. Charges reflected above are those currently assessed and may be subject to change. Contract owners should see their actual policy and any related attachments to determine their specific charges.

In addition to M&E, the following subaccounts are assessed a daily charge for fund facilitation fees:

Subaccount	Additional Fund Facilitation Fee Assessed
TA BlackRock Global Allocation - SC	0.10%
AllianceBernstein Balanced Wealth Strategy	0.20%
Franklin Templeton VIP Founding Funds Allocation	0.15%
American Funds - Asset Allocation	0.30%
American Funds - Bond	0.30%
American Funds - Growth	0.30%
American Funds - Growth-Income	0.30%
American Funds - International	0.30%
GE Investments Total Return	0.20%

6. Income Taxes

Operations of the Separate Account form a part of TFLIC, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of TFLIC for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from TFLIC. Under existing federal income tax laws, the income of the Separate Account is not taxable to TFLIC, as long as earnings are credited under the variable annuity contracts.

7. Dividend Distributions

Dividends are not declared by the Separate Account, since the increase in the value of the underlying investment in the Mutual Funds is reflected daily in the accumulation unit price used to calculate the equity value within the Separate Account. Consequently, a dividend distribution by the Mutual Funds does not change either the accumulation unit price or equity values within the Separate Account.

105

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Notes to Financial Statements

December 31, 2012

8. Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC 820) defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets

b) Quoted prices for identical or similar assets or liabilities in non-active markets

c) Inputs other than quoted market prices that are observable

d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon daily unadjusted quoted prices, therefore are considered Level 1.

9 . Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

106

PART C	OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

(a)		Financial Statements

All required financial statements are included in Part B of this Registration Statement.

(b)		Exhibits:

	(1)	(a)	Resolution of the Board of Directors of Transamerica Financial Life Insurance Company authorizing establishment of the Separate Account. Note 1

		(b)	Resolution of the Board of Directors of Transamerica Financial Life Insurance Company authorizing the Separate Account consolidation. Note 25

	(2)		Not Applicable.

	(3)	(a)	Amended and Restated Principal Underwriting Agreement - Transamerica Financial Life Insurance Company and Transamerica Capital, Inc. Note 25

		(b)	Form of Broker/Dealer Life Insurance Company Product Sales Agreement by and between TCI Securities Corporation and the Broker/Dealer. Note 1

	(4)	(a)	Form of Policy. Note 2

		(b)	Form of Policy Rider (5 for Life). Note 2

		(c)	Form of Policy Rider (5 for Life – Growth – without Death Benefit). Note 3

		(d)	Form of Policy Rider (5 for Life – Growth – with Death Benefit). Note 3

		(e)	Form of Policy Rider (Income Select for Life). Note 4

		(f)	Form of Policy Rider (Retirement Income Choice). Note 5

		(g)	Form of Policy Rider (GPS). Note 6

		(h)	Form of Policy Rider (Retirement Income Choice – Double Initial Withdrawal Base Benefit). Note 7

		(i)	Form of Endorsement (Fund Facilitation Fee). Note 7

		(j)	Form of Policy Rider (Retirement Income Choice 1.2). Note 8

		(k)	Form of Policy Rider (Retirement Income Choice 1.4). Note 9

		(l)	Form of Policy Rider (Income Link). Note 10

		(m)	Form of Policy Rider (Retirement Income Max). Note 11

		(n)	Form of Policy Rider (Retirement Income Choice 1.6). Note 25

	(5)	(a)	Form of Application. Note 2

		(b)	Form of Application. Note 12

(6)	(a)	Articles of Incorporation of Transamerica Financial Life Insurance Company. Note 13

	(b)	ByLaws of Transamerica Financial Life Insurance Company. Note 13

(7)		Reinsurance Agreements. Not Applicable.

(8)	(a)	Participation Agreement (AllianceBernstein). Note 14

	(a)(1)	Amendment No. 2 to Participation Agreement (AllianceBernstein). Note 1

	(a)(2)	Amendment No. 5 to Participation Agreement (AllianceBernstein). Note 1

	(a)(3)	Amendment No. 6 to Participation Agreement (AllianceBernstein). Note 1

(8)	(b)	Participation Agreement (American Funds). Note 15

	(b)(1)	Amendment No. 2 to Participation Agreement (American Funds). Note 1

(8)	(c)	Participation Agreement (Fidelity - II). Note 16

	(c)(1)	Amendment No. 1 to Participation Agreement (Fidelity - II). Note 16

	(c)(2)	Amendment No. 9 to Participation Agreement (Fidelity - II). Note 17

	(c)(3)	Summary Prospectus Agreement (Fidelity - II). Note 1

(8)	(d)	Participation Agreement (Fidelity - III). Note 16

	(d)(1)	Amendment No. 1 to Participation Agreement (Fidelity - III). Note 16

	(d)(2)	Amendment No. 7 to Participation Agreement (Fidelity - III). Note 17

	(d)(3)	Summary Prospectus Agreement (Fidelity - III). Note 1

(8)	(e)	Participation Agreement (GE). Note 15

	(e)(1)	Amendment No. 1 to Participation Agreement (GE). Note 17

(8)	(f)	Participation Agreement (TST). Note 25

(8)	(g)	Participation Agreement (AIM/INVESCO). Note 14

	(g)(1)	Amendment No. 1 to Participation Agreement (AIM/INVESCO). Note 25

	(g)(2)	Amendment No. 2 to Participation Agreement (AIM/INVESCO). Note 18

	(g)(3)	Amendment No. 6 to Participation Agreement (AIM/INVESCO). Note 10

	(g)(4)	Amendment No. 7 to Participation Agreement (AIM/INVESCO). Note 19

(8)	(h)	Participation Agreement (Franklin/Templeton). Note 20

	(h)(1)	Form of Notice Pursuant to Schedule C of Participation Agreement (Franklin/Templeton). Note 7

	(h)(2)	Amendment No. 1 to Participation Agreement (Franklin/Templeton). Note 21

	(h)(3)	Amendment No. 2 to Participation Agreement (Franklin/Templeton). Note 21

	(h)(4)	Amendment No. 3 to Participation Agreement (Franklin/Templeton). Note 21

	(h)(5)	Amendment No. 5 to Participation Agreement (Franklin/Templeton). Note 14

	(h)(6)	Amendment No. 7 to Participation Agreement (Franklin/Templeton). Note 22

	(h)(7)	Amendment No. 9 to Participation Agreement (Franklin/Templeton). Note 23

	(h)(8)	Addendum to Participation Agreement (Franklin/Templeton). Note 25

	(h)(9)	Amendment to Participation Agreement (Franklin/Templeton). Note 25

	(h)(10)	Amendment to Participation Agreement January 15, 2013 (Franklin/Templeton). Note 25

(8)	(i)	Participation Agreement (Janus). Note 24

	(i)(1)	Amendment No. 4 to Participation Agreement (Janus). Note 23

(8)	(j)	Participation Agreement (MFS). Note 14

	(j)(1)	Amendment No. 3 to Participation Agreement (MFS). Note 14

(9)		Opinion and Consent of Counsel. Note 25
(10)		Consent of Independent Registered Public Accounting Firm. Note 25
(11)		Not applicable.
(12)		Not applicable.

(13)		Powers of Attorney. Elizabeth Belanger, Steven E. Frushtick, John T. Mallett, Eric J. Martin, Marc Cahn, Karen R. Wright, Peter G. Kunkel, William Brown, Jr. and Peter P. Post. Note 25

Note 1.		Incorporated herein by reference to Initial Filing to form N-4 Registration Statement (File No. 333-185574) filed on December 20, 2012.

Note 2.		Incorporated herein by reference to Pre-Effective Amendment No. 1 to form N-4 Registration Statement (File No. 333-120125) filed on December 28, 2004.

Note 3.		Incorporated herein by reference to Post-Effective Amendment No. 2 to form N-4 Registration Statement (File No. 333-120125) filed on December 13, 2005.

Note 4.		Incorporated herein by reference to Post-Effective Amendment No. 4 to form N-4 Registration Statement (File No. 333-120125) filed on February 1, 2007.

Note 5.		Incorporated herein by reference to Initial Filing to form N-4 Registration Statement (File No. 333-147041) filed on October 31. 2007.

Note 6.		Incorporated herein by reference to Post-Effective Amendment No. 19 to form N-4 Registration Statement (File No. 033-83560) filed on October 28, 2004.

Note 7.	Incorporated herein by reference to Post-Effective Amendment No. 1 to form N-4 Registration Statement (File No. 333-147041) filed on December 29, 2008.

Note 8.	Incorporated herein by reference to Post-Effective Amendment No. 2 to form N-4 Registration Statement (File No. 333-147041) filed on April 30, 2009.

Note 9.	Incorporated herein by reference to Post-Effective Amendment No. 3 to form N-4 Registration Statement (File No. 333-147041) filed on September 15, 2009.

Note 10.	Incorporated herein by reference to Post-Effective Amendment No. 6 to form N-4 Registration Statement (File No. 333-147041) filed on August 6, 2010.

Note 11.	Incorporated herein by reference to Post-Effective Amendment No. 8 to form N-4 Registration Statement (File No. 333-147041) filed on April 26, 2011.

Note 12.	Incorporated herein by reference to Post-Effective Amendment No. 10 to form N-4 Registration Statement (File No. 333-120125) filed on September 15, 2009.

Note 13.	Incorporated herein by reference to Pre-Effective Amendment No. 1 to form N-4 Registration Statement (File No. 333-172715) filed on May 6, 2011.

Note 14.	Incorporated herein by reference to Pre-Effective Amendment No. 1 to form N- 4 Registration Statement (File No. 333-147041) filed on May 22, 2008.

Note 15.	Incorporated herein by reference to Post-Effective Amendment No. 30 to form N-4 Registration Statement (File No. 33-83560) filed on November 19, 2009

Note 16.	Incorporated herein by reference to Post Effective Amendment No. 12 to form N-4 Registration Statement (33-83560) filed on April 27, 2001.

Note 17.	Incorporated herein by reference to Pre Effective Amendment No. 2 to form N-4 Registration Statement (File No. 333-172715) filed on September 19, 2011

Note 18.	Incorporated herein by reference to Post-Effective Amendment No. 24 to form N-4 Registration Statement (File No. 033-83560) filed on April 30, 2007.

Note 19.	Incorporated herein by reference to Post-Effective Amendment No. 9 to form N-4 Registration Statement (File No. 333-147041) filed on December 9, 2011.

Note 20.	Incorporated herein by reference to Post-Effective Amendment No. 2 to form N-4 Registration Statement (File No. 333-110048) filed on April 29, 2005.

Note 21.	Incorporated herein by reference to Post-Effective Amendment No. 5 to form N-4 Registration Statement (File No. 333-147041) filed on April 27, 2010.

Note 22.	Incorporated herein by reference to Post-Effective Amendment No. 7 to form N-4 Registration Statement (File No. 333-147041) filed on February 15, 2011.

Note 23.	Incorporated herein by reference to Post-Effective Amendment No. 10 to form N-4 Registration Statement (File No. 333-147041) filed on April 13, 2012.

Note 24.	Incorporated herein by reference to Post-Effective Amendment No. 11 to form N-4 Registration Statement (File No. 033-83560) filed on October 3, 2000.

Note 25.	Filed Herewith.

Item 25. Directors and Officers of the Depositor (Transamerica Financial Life Insurance Company)

Name and Business Address	Principal Positions and Offices with Depositor
William Brown, Jr. 14 Windward Avenue White Plains, NY 10605	Director

Steven E. Frushtick 500 5th Avenue New York, NY 10110	Director

Peter P. Post 64 Middle Patent Road Armonk, NY 10504	Director

Marc Cahn 440 Mamaroneck Avenue Harrison, NY 10528	Director, Vice President, Assistant Secretary and Division General Counsel

Eric J. Martin 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Controller

Peter G. Kunkel 440 Mamaroneck Avenue Harrison, NY 10528	Director, President and Chairman of the Board

Elizabeth Belanger 440 Mamaroneck Avenue Harrison, NY 10528	Director and Vice President

Karen R. Wright 100 Light Street Baltimore, MD 21202	Treasurer and Vice President

John T. Mallett 4333 Edgewood Rd, N.E. Cedar Rapids, IA 52499	Director and Vice President

Item 26. Persons Controlled by or under Common Control with the Depositor or Registrant.

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
25 East 38th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

239 West 20th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

313 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

319 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

AEGON Alliances, Inc.	Virginia	100% Commonwealth General Corporation	Insurance company marketing support

AEGON Asset Management Services, Inc.	Delaware	100% AUSA Holding Company	Registered investment advisor

AEGON Assignment Corporation	Illinois	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

AEGON Assignment Corporation of Kentucky	Kentucky	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

AEGON Canada ULC	Canada	AEGON Canada Holding B.V. owns 174,588,712 shares of Common Stock; 1,500 shares of Series II Preferred stock; 2 shares of Series III Preferred stock. TIHI Canada Holding, LLC owns 1,441,941.26 shares of Class B -Series I Preferred stock.	Holding company

AEGON Capital Management Inc.	Canada	100% AEGON Asset Management (Canada) B.V.	Portfolio management company/investment advisor

AEGON-CMF GP, LLC	Delaware	Transamerica Realty Services, Inc. is sole Member	Investment in commercial mortgage loans

AEGON Core Mortgage Fund, LP	Delaware	Partners: AEGON USA Realty Advisors, LLC (99%); AEGON-CMF GP, LLC (1%)	Investment in mortgages

AEGON Direct & Affinity Marketing Services Australia Pty Limited	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Marketing/operations company

AEGON Direct & Affinity Marketing Services Co., Ltd.	Japan	100% AEGON DMS Holding B.V.	Marketing company

AEGON Direct & Affinity Marketing Services Limited	Hong Kong	100% AEGON DMS Holding B.V.	Provide consulting services ancillary to the marketing of insurance products overseas.

AEGON Direct & Affinity Marketing Services (Thailand) Limited	Thailand	97% Transamerica International Direct Marketing Consultants, LLC; remaining 3% held by various AEGON employees	Marketing of insurance products in Thailand

AEGON Direct Marketing Services, Inc.	Maryland	Monumental Life Insurance Company owns 103,324 shares; Commonwealth General Corporation owns 37,161 shares	Marketing company

AEGON Direct Marketing Services Europe Ltd.	United Kingdom	100% Cornerstone International Holdings, Ltd.	Marketing

AEGON Direct Marketing Services Insurance Broker (HK) Limited	Hong Kong	100% AEGON Direct Marketing Services Hong Kong Limited	Brokerage company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON Direct Marketing Services International, Inc.	Maryland	100% AUSA Holding Company	Marketing arm for sale of mass marketed insurance coverage

AEGON Direct Marketing Services Korea Co., Ltd.	Korea	100% AEGON DMS Holding B.V.	Provide consulting services ancillary to the marketing of insurance products overseas.

AEGON Direct Marketing Services Mexico, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide management advisory and technical consultancy services.

AEGON Direct Marketing Services Mexico Servicios, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide marketing, trading, telemarketing and advertising services in favor of any third party, particularly in favor of insurance and reinsurance companies.

AEGON Direct Marketing Services, Inc.	Taiwan	100% AEGON DMS Holding B.V.	Authorized business: Enterprise management consultancy, credit investigation services, to engage in business not prohibited or restricted under any law of R.O.C., except business requiring special permission of government.

AEGON Financial Services Group, Inc.	Minnesota	100% Transamerica Life Insurance Company	Marketing

AEGON Fund Management Inc.	Canada	100% AEGON Asset Management (Canada) B.V.	Mutual fund manager

AEGON Funding Company, LLC.	Delaware	100% AEGON USA, LLC	Issue debt securities-net proceeds used to make loans to affiliates

AEGON Institutional Markets, Inc.	Delaware	100% Commonwealth General Corporation	Provider of investment, marketing and administrative services to insurance companies

AEGON Life Insurance Agency Inc.	Taiwan	100% AEGON Direct Marketing Services, Inc. (Taiwan Domiciled)	Life insurance

AEGON Managed Enhanced Cash, LLC	Delaware	Members: Transamerica Life Insurance Company (86.0457%) ; Monumental Life Insurance Company (13.9543%)	Investment vehicle for securities lending cash collateral

AEGON Management Company	Indiana	100% AEGON U.S. Holding Corporation	Holding company

AEGON N.V.	Netherlands	22.446% of Vereniging AEGON Netherlands Membership Association	Holding company

AEGON Structured Settlements, Inc.	Kentucky	100% Commonwealth General Corporation	Administers structured settlements of plaintiff’s physical injury claims against property and casualty insurance companies.

AEGON U.S. Holding Corporation	Delaware	100% Transamerica Corporation	Holding company

AEGON USA Asset Management Holding, LLC	Iowa	100% AUSA Holding Company	Holding company

AEGON USA Investment Management, LLC	Iowa	100% AEGON USA Asset Management Holding, LLC	Investment advisor

AEGON USA Real Estate Services, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and mortgage holding company

AEGON USA Realty Advisors, LLC	Iowa	Sole Member - AEGON USA Asset Management Holding, LLC	Administrative and investment services

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON USA Realty Advisors of California, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Investments

AEGON USA, LLC	Iowa	100% AEGON U.S. Holding Corporation	Holding company

AFSG Securities Corporation	Pennsylvania	100% Commonwealth General Corporation	Inactive

ALH Properties Eight LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Eleven LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Four LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Nine LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Seven LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Seventeen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Sixteen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Ten LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Twelve LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Two LLC	Delaware	100% FGH USA LLC	Real estate

American Bond Services LLC	Iowa	100% Transamerica Life Insurance Company (sole member)	Limited liability company

AMTAX HOLDINGS 308, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	affordable housing

AMTAX HOLDINGS 347, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	affordable housing

AMTAX HOLDINGS 388, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	affordable housing

AMTAX HOLDINGS 483, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	affordable housing

AMTAX HOLDINGS 546, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	affordable housing

AMTAX HOLDINGS 559, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	affordable housing

AMTAX HOLDINGS 561, LLC	Ohio	TAHP Fund VII, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	affordable housing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AMTAX HOLDINGS 567, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	affordable housing

AMTAX HOLDINGS 588, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	affordable housing

AMTAX HOLDINGS 613, LLC	Ohio	Garnet LIHTC Fund VII, LLC - 99% member; Cupples State LIHTC Investors, LLC - 1% member; TAH Pentagon Funds, LLC - non-owner manager	affordable housing

AMTAX HOLDINGS 639, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	affordable housing

AMTAX HOLDINGS 649, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	affordable housing

AMTAX HOLDINGS 672, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	affordable housing

AMTAX HOLDINGS 713, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	affordable housing

ARC Reinsurance Corporation	Hawaii	100% Transamerica Corporation	Property & Casualty Insurance

ARV Pacific Villas, A California Limited Partnership	California	Partners: Transamerica Affordable Housing - 0.05% General Partner; non-AEGON affiliate, Jamboree Housing Corporation - 0.05% Managing General Partner; Transamerica Life Insurance Company - 67% Limited Partner; Monumental Life Insurance Company - 32% Limited Partner	Property

Asia Business Consulting Company	China	100% Asia Investments Holdings, Limited	Provide various services upon request from Beijing Dafu Insurance Agency.

Asia Investments Holdings, Limited	Hong Kong	99% Transamerica Life Insurance Company	Holding company

AUSA Holding Company	Maryland	100% AEGON USA, LLC	Holding company

AUSA Properties, Inc.	Iowa	100% AUSA Holding Company	Own, operate and manage real estate

AUSACAN LP	Canada	General Partner - AUSA Holding Co. (1%); Limited Partner - AEGON USA, LLC (99%)	Inter-company lending and general business

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AXA Equitable AgriFinance, LLC	Delaware	Members: AEGON USA Realty Advisors, LLC (50%); AXA Equitable Life Insurance Company, a non-affiliate of AEGON (50%)	Agriculturally-based real estate advisory services

Bay Area Community Investments I, LP	California	Partners: 69.995% Transamerica Life Insurance Company; 29.995% Monumental Life Insurance Company; 0.01% Transamerica Affordable Housing, Inc.	Investments in low income housing tax credit properties

Bay State Community Investments I, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Bay State Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Beijing Dafu Insurance Agency Co. Ltd.	Peoples Republic of China	10% owned by WFG China Holdings, Inc.; 90% owned by private individual (non-AEGON associated)	Insurance Agency

Canadian Premier Life Insurance Company	Canada	100% Transamerica Life Canada	Insurance company

CBC Insurance Revenue Securitization, LLC	Delaware	100% Clark Consulting, LLC	Special purpose

Cedar Funding, Ltd.	Cayman Islands	100% Transamerica Life Insurance Company	Investments

Clark/Bardes (Bermuda) Ltd.	Bermuda	100% Clark Consulting, LLC	Insurance agency

Clark, LLC	Delaware	Sole Member - Diversified Retirement Corporation	Holding company

Clark Consulting, LLC	Delaware	100% Clark, LLC	Financial consulting firm

Clark Investment Strategies, inc.	Delaware	100% Clark Consulting, LLC	Registered investment advisor

Clark Securities, Inc.	California	100% Clark Consulting, LLC	Broker-Dealer

Commonwealth General Corporation	Delaware	100% AEGONUSA, LLC	Holding company

Consumer Membership Services Canada Inc.	Canada	100% AEGON Canada ULC	Marketing of credit card protection membership services in Canada

Cornerstone International Holdings Ltd.	UK	100% AEGON DMS Holding B.V.	Holding company

CRG Insurance Agency, Inc.	California	100% Clark Consulting, Inc.	Insurance agency

Creditor Resources, Inc.	Michigan	100% AUSA Holding Company	Credit insurance

CRI Canada Inc.	Canada	100% Creditor Resources, Inc.	Holding company

CRI Solutions Inc.	Maryland	100% Creditor Resources, Inc.	Sales of reinsurance and credit insurance

Cupples State LIHTC Investors, LLC	Delaware	100% Garnet LIHTC Fund VIII, LLC	Investments

Diversified Investment Advisors, Inc.	Delaware	100% Diversified Retirement Corporation	Investment advisor

Diversified Investors Securities Corp.	Delaware	100% Diversified Investment Advisors, Inc.	Broker-Dealer

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Erfahrungsschatz GmbH	Germany	100% Cornerstone International Holdings, Ltd.	Marketing/membership

FD TLIC, Limited Liability Company	New York	100% Transamerica Life Insurance Company	Broadway production

FD TLIC Ltd.	United Kingdom	100% FD TLIC, LLC	Theatre production

FGH Realty Credit LLC	Delaware	100% FGH USA, LLC	Real estate

FGH USA LLC	Delaware	100% RCC North America LLC	Real estate

FGP 90 West Street LLC	Delaware	100% FGH USA LLC	Real estate

FGP West Mezzanine LLC	Delaware	100% FGH USA LLC	Real estate

FGP West Street LLC	Delaware	100% FGP West Mezzanine LLC	Real estate

FGP West Street Two LLC	Delaware	100% FGH USA LLC	Real estate

Fifth FGP LLC	Delaware	100% FGH USA LLC	Real estate

Financial Planning Services, Inc.	District of Columbia	100% Commonwealth General Corporation	Special-purpose subsidiary

First FGP LLC	Delaware	100% FGH USA LLC	Real estate

Fong LCS Associates, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments

Fourth & Market Funding, LLC	Delaware	Commonwealth General Corporation owns 0% participating percentage, but is Managing Member. Ownership: 99% Monumental Life Insurance Company and 1% Garnet Assurance Corporation II	Inactive

Fourth FGP LLC	Delaware	100% FGH USA LLC	Real estate

Garnet Assurance Corporation	Kentucky	100%Transamerica Life Insurance Company	Investments

Garnet Assurance Corporation II	Iowa	100% Commonwealth General Corporation	Business investments

Garnet Assurance Corporation III	Iowa	100% Transamerica Life Insurance Company	Business investments

Garnet Community Investments, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Securities

Garnet Community Investments III, LLC	Delaware	100%Transamerica Life Insurance Company	Business investments

Garnet Community Investments IV, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Community Investments V, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VI, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VIII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments IX, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments X, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XI, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XVIII, LLC	Delaware	100% Transamerica Life Insurance Company	Investments

Garnet Community Investments XX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Real estate investments

Garnet Community Investments XXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investment XXVI, LLC	Delaware	100% Transamerica Life Insurance Company	Investments

Garnet Community Investments XXVII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investment XXVIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXIX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Community Investments XXXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet LIHTC Fund II, LLC	Delaware	Members: Garnet Community Investments II, LLC (0.01%); Metropolitan Life Insurance Company, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund III, LLC	Delaware	Members: Garnet Community Investments III, LLC (0.01%); Jefferson-Pilot Life Insurance Company, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund IV, LLC	Delaware	Members: Garnet Community Investments IV, LLC (0.01%); Goldenrod Asset Management, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund V, LLC	Delaware	Members: Garnet Community Investments V, LLC (0.01%); Lease Plan North America, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund VI, LLC	Delaware	Members: Garnet Community Investments VI, LLC (0.01%); Pydna Corporation, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund VII, LLC	Delaware	Members: Garnet Community Investments VII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate(99.99%)	Investments

Garnet LIHTC Fund VIII, LLC	Delaware	Members: Garnet Community Investments VIII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate(99.99%)	Investments

Garnet LIHTC Fund IX, LLC	Delaware	Members: Garnet Community Investments IX, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund X, LLC	Delaware	Members: Garnet Community Investments X, LLC (0.01%); Goldenrod Asset Management, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XI, LLC	Delaware	Members: Garnet Community Investments XI, LLC (0.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XII, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A.( 73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments

Garnet LIHTC Fund XII-A, LLC	Delaware	Garnet Community Investments XII, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-B, LLC	Delaware	Garnet Community Investments XII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-C, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIII, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A.( 73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments

Garnet LIHTC Fund XIII-A, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIII-B, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); Norlease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIV, LLC	Delaware	0.01% Garnet Community Investments, LLC; 49.995% Wells Fargo Bank, N.A.; and 49.995% Goldenrod Asset Management, Inc.	Investments

Garnet LIHTC Fund XV, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XVI, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); FNBC Leasing Corporation, a non-AEGON entity (99.99%)	Investments

Garnet LIHTC Fund XVII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); ING USA Annuity and Life Insurance company, a non-affiliate of AEGON (12.999%), and ReliaStar Life Insurance Company, a non-affiliate of AEGON (86.991%).	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XVIII, LLC	Delaware	Members: Garnet Community Investments XVIII, LLC (0.01%); Verizon Capital Corp., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIX, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XX, LLC	Delaware	Sole Member - Garnet Community Investments XX, LLC	Investments

Garnet LIHTC Fund XXI, LLC	Delaware	100% Garnet Community Investments, LLC	Investments

Garnet LIHTC Fund XXII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Norlease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXIII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Idacorp Financial Services, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXIV, LLC	Delaware	Members: Garnet Community Investments XXIV, LLC (0.01% as Managing Member); Transamerica Life Insurance Company (21.26%); non-affiliates of AEGON: New York Life Insurance Company (25.51%), New York Life Insurance and Annuity Corporation (21.3%) and Principal Life Insurance Company (31.49%)	Investments

Garnet LIHTC Fund XXV, LLC	Delaware	Members: Garnet Community Investment XXV, LLC (0.01%); Garnet LIHTC Fund XXVIII LLC (1%); non-affiliates of AEGON: Mt. Hamilton Fund, LLC (97.99%); Google Affordable Housing I LLC (1%)	Investments

Garnet LIHTC Fund XXVI, LLC	Delaware	Members: Garnet Community Investments XXVI, LLC (0.01%); American Income Life Insurance Company, a non-affiliate of AEGON (99.99%)	Investments

Garnet LIHTC Fund XXVII, LLC	Delaware	Members: Garnet Community Investments XXVII, LLC (0.01%); Transamerica Life Insurance Company (16.7045%); non-affiliates of AEGON: Aetna Life Insurance Company (30.2856%); New York Life Insurance Company (22.7142%); ProAssurance Casualty Company (3.6343%); ProAssurance Indemnity Company (8.4800%); State Street Brank and Trust Company (18.1714%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXVIII, LLC	Delaware	Members: Garnet Community Investments XXVIII LLC (0.01%); non-affiliates of AEGON: USAA Casualty Insurance Company (17.998%); USAA General Indemnity Company (19.998%); USAA Life Insurance Company (3.999%); United Services Automobile Association (57.994%)	Real estate investments

Garnet LIHTC Fund XXIX, LLC	Delaware	Members: Garnet Community Investments XXIX, LLC (.01%); non-affiliate of AEGON: Bank of America, N.A. (99.99%)	Investments

Garnet LIHTC Fund XXX, LLC	Delaware	Garnet Community Investments XXX, LLC (0.01%); non-affiliate of AEGON, New York Life Insurance Company (99.99%)	Investments

Garnet LIHTC Fund XXXI, LLC	Delaware	Members: Garnet Community Investments XXXI, LLC (0.1%); non-affiliates of AEGON: Thunderbolt Peak Fund, LLC (98.99%); Google Affordable Housing I, LLC (1%)	Investments

Garnet LIHTC Fund XXXII, LLC	Delaware	Members: Garnet Community Investment XXXII, LLC (0.01%); non-affiliates of AEGON: New York Life Insurance Company (50.38%); New York Life Insurance Annuity Corporation (49.61%)	Investments

Garnet LIHTC Fund XXXIII, LLC	Delaware	Members: Garnet Community Investment XXXIII, LLC (0.01%); non-affiliate of AEGON, NorLease, Inc. (99.99%)	Investments

Garnet LIHTC Fund XXXIV, LLC	Delaware	Members: non-AEGON affiliate, U.S. Bancorp Community Development Corporation (99.99%); Garnet Community Investments XXXIV, LLC (.01%)	Investments

Garnet LIHTC Fund XXXV, LLC	Delaware	Members: Garnet Community Investment XXXV, LLC (0.01%); non-affiliate of AEGON, Microsoft Corporation (99.99%)	Investments

Garnet LIHTC Fund XXXVI, LLC	Delaware	Sole Member - Garnet Community Investments XXXVI, LLC	Investments

Garnet LIHTC Fund XXXVII, LLC	Delaware	Sole Member - Garnet Community Investments XXXIII, LLC	Investments

Global Preferred Re Limited	Bermuda	100% AEGON USA, LLC	Reinsurance

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Hadley Apartments, LLC	Massachusetts	Members: Garnet LIHTC Fund XV, LLC (99.99% investor member); Transamerica Affordable Housing, Inc. (non-owner manager); Main South Community Development Corporation , a non-affiliate of AEGON (.01% special member)	affordable housing

Horizons Acquisition 5, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Horizons St. Lucie Development, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Imani Fe, LP	California	Partners: Garnet LIHTC Fund XIV, LL (99.99% investor limited partner); Transamerica Affordable Housing, Inc. (non-owner manager); non-affiliates of AEGON: ABS Imani Fe, LLC (.0034% class A limited partner); Central Valley Coalition for Affordable Housing (.0033% co-managing general partner); Grant Housing and Economic Development Corporation (.0033% managing partner)	affordable housing

Intersecurities Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

Interstate North Office Park GP, LLC	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park, LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park Owner, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments

Interstate North Office Park (Land) GP, LLC	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park (Land) LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Investors Warranty of America, Inc.	Iowa	100% AUSA Holding Company	Leases business equipment

IWA Commercial Venture, LLC	Georgia	Members: Investors Warranty of America, Inc. (99.9%); non-AEGON affiliate, Rooker/Commerce 962, LLC	Maintain property tax abatement

LCS Associates, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments

Legacy General Insurance Company	Canada	100% AEGON Canada ULC	Insurance company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Life Investors Alliance LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Purchase, own, and hold the equity interest of other entities

LIICA Holdings, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	To form and capitalize LIICA Re I, Inc.

LIICA Re I, Inc.	Vermont	100% LIICA Holdings, LLC	Captive insurance company

LIICA Re II, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company

Massachusetts Fidelity Trust Company	Iowa	100% AUSA Holding Company	Trust company

McDonald Corporate Tax Credit Fund IV Limited Partnership	Delaware	Partners: Monumental Life Insurance Company - 99.9% General Partner; TAH-McD IV, LLC - 0.10% General Partner	Tax credit fund

MLIC Re I, Inc.	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

Money Services, Inc.	Delaware	100% AUSA Holding Company	Provides financial counseling for employees and agents of affiliated companies

Monumental Financial Services, Inc.	Maryland	100% AEGON USA, LLC	DBA in the State of West Viriginia for United Financial Services, Inc.

Monumental General Administrators, Inc.	Maryland	100% AUSA Holding Company	Provides management services to unaffiliated third party administrator

Monumental Life Insurance Company	Iowa	87.72% Commonwealth General Corporation; 12.28% AEGON USA, LLC	Insurance Company

nVISION Financial, Inc.	Iowa	100% AUSA Holding Company	Special-purpose subsidiary

New Markets Community Investment Fund, LLC	Iowa	50% AEGON Institutional Markets, Inc.; 50% AEGON USA Realty Advisors, Inc.	Community development entity

Oncor Insurance Services, LLC	Iowa	Sole Member - Life Investors Financial Group, Inc.	Direct sales of term life insurance

Pearl Holdings, Inc. I	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company

Pearl Holdings, Inc. II	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company

Peoples Benefit Services, LLC	Pennsylvania	Sole Member - Stonebridge Life Insurance Company	Special-purpose subsidiary

Pine Falls Re, Inc.	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Primus Guaranty, Ltd.	Bermuda

Partners are: Transamerica Life

Insurance Company (13.1%) and non-affiliates of AEGON: XL Capital, Ltd. (34.7%); CalPERS/PCO Corporate Partners Fund, LLC (13.0%); Radian Group (11.1%). The remaining 28.1% of stock is publicly owned.

Provides protection from default risk of investment grade corporate and sovereign issues of financial obligations.

PSL Acquisitions Operating, LLC	Iowa	Sole Member: Investors Warranty of America, Inc.	Owner of Core subsidiary entities

Pyramid Insurance Company, Ltd.	Hawaii	100% Transamerica Corporation	Property & Casualty Insurance

RCC North America LLC	Delaware	100% AEGON USA, LLC	Real estate

Real Estate Alternatives Portfolio 1 LLC	Delaware	Members: Transamerica Life Insurance Company (90.96%); Monumental Life Insurance Company (6.30%); Transamerica Financial Life Insurance Company (2.74%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 2 LLC	Delaware	Members are: Transamerica Life Insurance Company (90.25%); Transamerica Financial Life Insurance Company (7.5%); Stonebridge Life Insurance Company (2.25%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3 LLC	Delaware	Members are: Transamerica Life Insurance Company (73.4%); Monumental Life Insurance Company (25.6%); Stonebridge Life Insurance Company (1%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3A, Inc.	Delaware	Members: Monumental Life Insurance Company (37%); Transamerica Financial Life Insurance Company (9.4%); Transamerica Life Insurance Company (52.6%); Stonebridge Life Insurance Company (1%)	Real estate alternatives investment

Real Estate Alternatives Portfolio 4 HR, LLC	Delaware	Members are: Transamerica Life Insurance Company (64%); Monumental Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

Real Estate Alternatives Portfolio 4 MR, LLC	Delaware	Members are: Transamerica Life Insurance Company (64%); Monumental Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Realty Information Systems, Inc.	Iowa	100% Transamerica Realty Services, LLC	Information Systems for real estate investment management

Retirement Project Oakmont	California	General Partner: Transamerica Oakmont Retirement Associates, a CA limited partnership; Transamerica Life Insurance Company (limited partner); and Oakmont Gardens, a CA limited partnership (non-AEGON entity limited partner). General Partner of Transamerica Oakmont Retirement Associates is Transamerica Oakmont Corporation. 100 units of limited partnership interests widely held by individual investors.	Senior living apartment complex

River Ridge Insurance Company	Vermont	100% AEGON Management Company	Captive insurance company

Second FGP LLC	Delaware	100% FGH USA LLC	Real estate

Selient Inc.	Canada	100% AEGON Canada ULC	Application service provider providing loan origination platforms to Canadian credit unions.

Seventh FGP LLC	Delaware	100% FGH USA LLC	Real estate

Short Hills Management Company	New Jersey	100% AEGON U.S. Holding Corporation	Dormant

Southwest Equity Life Insurance Company	Arizona	Voting common stock is allocated 75% of total cumulative vote - AEGON USA, LLC. Participating Common stock (100% owned by non-AEGON shareholders) is allocated 25% of total cumulative vote.	Insurance

St. Lucie West Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Stonebridge Benefit Services, Inc.	Delaware	100% Commonwealth General Corporation	Health discount plan

Stonebridge Casualty Insurance Company	Ohio	100% AEGON USA, LLC	Insurance company

Stonebridge Group, Inc.	Delaware	100% Commonwealth General Corporation	General purpose corporation

Stonebridge International Insurance Ltd.	UK	100% Cornerstone International Holdings Ltd.	General insurance company

Stonebridge Life Insurance Company	Vermont	100% Commonwealth General Corporation	Insurance company

Stonebridge Reinsurance Company	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
TAH-MCD IV, LLC	Iowa	Sole Member - Transamerica Affordable Housing, Inc.	Serve as the general partner for McDonald Corporate Tax Credit Fund IV Limited Partnership

TAH Pentagon Funds, LLC	Iowa	Sole Member - Transamerica Affordable Housing, Inc.	Serve as a general partner in a lower-tier tax credit entity

TAHP Fund I, LLC	Delaware	Sole Member - Monumental Life Insurance Company	Real estate investments

TAHP Fund II, LLC	Delaware	Sole Member - Garnet LIHTC Fund VIII, LLC	Low incoming housing tax credit

TAHP Fund VII, LLC	Delaware	Investor Member: Garnet LIHTC Fund XIX, LLC	Real estatement investments

TCF Asset Management Corporation	Colorado	100% TCFC Asset Holdings, Inc.	A depository for foreclosed real and personal property

TCFC Air Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

TCFC Asset Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

The AEGON Trust Advisory Board: Mark W. Mullin, Alexander R. Wynaendts, and Craig D. Vermie	Delaware	AEGON International B.V.	Voting Trust

The RCC Group, Inc.	Delaware	100% FGH USA LLC	Real estate

THH Acquisitions, LLC	Iowa	Sole Member - Investors Waranty of America, Inc.	Acquirer of Core South Carolina mortgage loans from Investors Warranty of America, Inc. and holder of foreclosed real estate.

TIHI Canada Holding, LLC	Iowa	Sole Member - Transamerica International Holdings, Inc.	Holding company

TIHI Mexico, S. de R.L. de C.V.	Mexico	95% Transamerica International Holdings, Inc.; 5% Transamerica Life Insurance Company	To render and receive all kind of administrative, accountant, mercantile and financial counsel and assistance to and from any other Mexican or foreign corporation, whether or not this company is a shareholder of them

TLIC Riverwood Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company

Tradition Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Tradition Irrigation Company, LLC	Florida	Sole Member-PSL Acquisitions Operating, LLC	Irrigation company

Tradition Land Company, LLC	Iowa	Sole Member: Investors Warranty of America, Inc.	Aquirer of Core Florida mortgage loans from Investors Warranty and holder of foreclosed read estate.

Transamerica Accounts Holding Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Advisors Life Insurance Company	Arkansas	100% AEGON USA, LLC	Insurance company

Transamerica Advisors Life Insurance Company of New York	New York	100% AEGON USA, LLC	Insurance company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Affinity Marketing Corretora de Seguros Ltda.	Brazil	749,000 quota shares owned by AEGON DMS Holding B.V.; 1 quota share owned by AEGON International B.V.	Brokerage company

Transamerica Affinity Services, Inc.	Maryland	100% AEGON Direct Marketing Services, Inc.	Marketing company

Transamerica Affordable Housing, Inc.	California	100% Transamerica Realty Services, LLC	General partner LHTC Partnership

Transamerica Agency Network, Inc.	Iowa	100% AUSA Holding Company	Special purpose subsidiary

Transamerica Annuity Service Corporation	New Mexico	100% Transamerica International Holdings, Inc.	Performs services required for structured settlements

Transamerica Asset Management, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 77%; AUSA Holding Co. owns 23%.	Fund advisor

Transamerica Aviation LLC	Delaware	100% TCFC Air Holdings, Inc.	Special purpose corporation

Transamerica Capital, Inc.	California	100% AUSA Holding Company	Broker/Dealer

Transamerica Commercial Finance Corporation, I	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Consultora Y Servicios Limitada	Chile	95% Transamerica Life Insurance Company; 5% Transamerica International Holdings, Inc.	Special purpose limited liability corporation

Transamerica Consumer Finance Holding Company	Delaware	100% TCFC Asset Holdings, Inc.	Consumer finance holding company

Transamerica Corporation	Delaware	100% The AEGON Trust	Major interest in insurance and finance

Transamerica Corporation	Oregon	100% Transamerica Corporation	Holding company

Transamerica Direct Marketing Asia Pacific Pty Ltd.	Australia	100% AEGON DMS Holding B.V.	Holding company

Transamerica Direct Marketing Consultants Private Limited	India	99.95% AEGON DMS Holding B.V.; non-AEGON affiliate, Keshav Sunderraj owns .05%	Marketing consultant

Transamerica Distribution Finance - Overseas, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Commercial Finance

Transamerica Finance Corporation	Delaware	100% Transamerica Corporation	Commercial & Consumer Lending & equipment leasing

Transamerica Financial Advisors, Inc.	Delaware	1,000 shares owned by AUSA Holding Company; 209 shares owned by Transamerica International Holdings, Inc.; 729 shares owned by AEGON Asset Management Services, Inc.	Broker/Dealer

Transamerica Financial Life Insurance Company	New York	87.40% AEGON USA, LLC; 12.60% Transamerica Life Insurance Company	Insurance

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Fund Services, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 44%; AUSA Holding Company owns 56%	Mutual fund

Transamerica Funding LP	U.K.	99% Transamerica Leasing Holdings, Inc.; 1% Transamerica Commercial Finance Corporation, I	Intermodal leasing

Transamerica Home Loan	California	100% Transamerica Consumer Finance Holding Company	Consumer mortgages

Transamerica Insurance Marketing Asia Pacific Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Insurance intermediary

Transamerica International Direct Marketing Consultants, LLC	Maryland	51% Hugh J. McAdorey; 49% AEGON Direct Marketing Services, Inc.	Provide consulting services ancillary to the marketing of insurance products overseas.

Transamerica International Holdings, Inc.	Delaware	100% AEGON USA, LLC	Holding company

Transamerica International RE (Bermuda) Ltd.	Bermuda	100% AEGON USA, LLC	Reinsurance

Transamerica International Re Escritório de Representação no Brasil Ltd	Brazil	95% Transamerica International Re(Bermuda) Ltd.; 5% Transamerica International Holdings, Inc.	Insurance and reinsurance consulting

Transamerica Investment Management, LLC	Delaware	Sole Member - AEGON USA Asset Management Holding, LLC	Investment advisor

Transamerica Leasing Holdings, Inc.	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Life Canada	Canada	100% AEGON Canada ULC	Life insurance company

Transamerica Life Insurance Company	Iowa	676,190 shares Common Stock owned by Transamerica International Holdings, Inc.; 86,590 shares of Preferred Stock owned by Transamerica Corporation; 30,564 shares of Preferred Stock owned by AEGON USA, LLC	Insurance

Transamerica Life (Bermuda) Ltd.	Bermuda	100% Transamerica Life Insurance Company	Long-term life insurer in Bermuda - will primarily write fixed universal life and term insurance

Transamerica Oakmont Corporation	California	100% Transamerica International Holdings, Inc.	General partner retirement properties

Transamerica Oakmont Retirement Associates	California	General Partner is Transamerica Oakmont Corporation. 100 units of limited partnership interests widely held by individual investors.	Senior living apartments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Pacific Insurance Company, Ltd.	Hawaii	26,000 shares common stock owned by Commonwealth General Corporation; 1,000 shares of common stock owned by Transamerica International Holdings, Inc.	Life insurance

Transamerica Pyramid Properties LLC	Iowa	100% Monumental Life Insurance Company	Realty limited liability company

Transamerica Realty Investment Properties LLC	Delaware	100% Monumental Life Insurance Company	Realty limited liability company

Transamerica Realty Services, LLC	Delaware	AUSA Holding Company - sole Member	Real estate investments

Transamerica Resources, Inc.	Maryland	100% Monumental General Administrators, Inc.	To provide education and information regarding retirement and economic issues.

Transamerica Retirement Solutions Corporation	Delaware	100% AUSA Holding Company	Registered investment advisor

Transamerica Small Business Capital, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Stable Value Solutions Inc.	Delaware	100% Commonwealth General Corporation	Principle Business: Provides management services to the stable value division of AEGON insurers who issue synthetic GIC contracts.

Transamerica Travel and Conference Services, LLC	Iowa	100% Money Services, Inc.	Travel and conference services

Transamerica Vendor Financial Services Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Provides commercial leasing

United Financial Services, Inc.	Maryland	100% AEGON USA, LLC	General agency

Universal Benefits, LLC	Iowa	100% AUSA Holding Company	Third party administrator

Western Reserve Life Assurance Co. of Ohio	Ohio	100% AEGON USA, LLC	Insurance

WFG China Holdings, Inc.	Delaware	100% World Financial Group, Inc.	Hold interest in Insurance Agency located in Peoples Republic of China

WFG Insurance Agency of Puerto Rico, Inc.	Puerto Rico	100% World Financial Group Insurance Agency, Inc.	Insurance agency

WFG Properties Holdings, LLC	Georgia	100% World Financial Group, Inc.	Marketing

WFG Reinsurance Limited	Bermuda	51% owned by World Financial Group, Inc; remaining 49% is annually offered to independent contractors associated with WFG Reinsurance Ltd.	Reinsurance

WFG Securities of Canada, Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Mutual fund dealer

World Financial Group Canada Inc.	Canada	100% World Financial Group Holding Company of Canada Inc.	Marketing

World Financial Group Holding Company of Canada Inc.	Canada	100% Transamerica International Holdings, Inc.	Holding company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
World Financial Group, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Marketing

World Financial Group Insurance Agency of Canada Inc.	Ontario	50% World Financial Group Holding Co. of Canada Inc.; 50% World Financial Group Subholding Co. of Canada Inc.	Insurance agency

World Financial Group Insurance Agency of Hawaii, Inc.	Hawaii	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Massachusetts, Inc.	Massachusetts	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Wyoming, Inc.	Wyoming	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

World Financial Group Subholding Company of Canada Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Holding company

Yarra Rapids, LLC	Delaware	Yarra Rapids Management, LLC is the non-owner Manager	Real estate investments

Yarra Rapids Management, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Company organized for the intention of real estate investments but no business at this time

Zahorik Company, Inc.	California	100% AUSA Holding Company	Inactive

Zero Beta Fund, LLC	Delaware	Members are: Transamerica Life Insurance Company (82.35%); Monumental Life Insurance Company (16.16%); Transamerica Financial Life Insurance Company (1.49%) Manager: AEGON USA Investment Management LLC	Aggregating vehicle formed to hold various fund investments.

Item 27. Number of Contract Owners

As of February 28, 2013, there were 1,777 Owners of the Policies.

Item 28. Indemnification

The New York Code (Sections 721 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies procedures for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.	Principal Underwriters

(a) Transamerica Capital, Inc. serves as the principal underwriter for:

Transamerica Capital, Inc. serves as the principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA A, Separate Account VA B, Separate Account VA D, Separate Account VA E, Separate Account VA F, Separate Account VA I, Separate Account VA J, Separate Account VA K, Separate Account VA L, Separate Account VA P, Separate Account VA Q, Separate Account VA R, Separate Account VA S, Separate Account VA FF, Separate Account VA HH, Separate Account VA-1, Separate Account VA-2L, Separate Account VA-5, Separate Account VA-6, Separate Account VA-7, Separate Account VA-8, Separate Account Fund B, Separate Account Fund C, Transamerica Corporate Separate Account Sixteen, Transamerica Separate Account R3, Separate Account VL, Separate Account VUL-1; Separate Account VUL-2, Separate Account VUL-3, Separate Account VUL-4, Separate Account VUL-5, Separate Account VUL-6, Separate Account VUL-A, and Variable Life Account A. These accounts are separate accounts of Transamerica Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA BNY, Separate Account VA QNY, Separate Account VA QQ, TFLIC Separate Account VNY, Separate Account VA-2LNY, TFLIC Separate Account C, Separate Account VA-5NLNY, Separate Account VA-6NY, TFLIC Series Annuity Account and TFLIC Series Life Account. These accounts are separate accounts of Transamerica Financial Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA U, Separate Account VA V, Separate Account VA AA, WRL Series Life Account, WRL Series Life Account G, WRL Series Life Corporate Account, WRL Series Annuity Account and WRL Series Annuity Account B. These accounts are separate accounts of Western Reserve Life Assurance Co. of Ohio.

Transamerica Capital, Inc. also serves as principal underwriter for Separate Account VA BB, Separate Account VA CC and Separate Account VL E. This account is a separate account of Monumental Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Merrill Lynch Life Variable Annuity Separate Account, Merrill Lynch Life Variable Annuity Separate Account A, Merrill Lynch Life Variable Annuity Separate Account B, Merrill Lynch Life Variable Annuity Separate Account C, Merrill Lynch Life Variable Annuity Separate Account D, Merrill Lynch Variable Life Separate Account, and Merrill Lynch Life Variable Life Separate Account II. These accounts are separate accounts of Transamerica Advisors Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for ML of New York Variable Annuity Separate Account, ML of New York Variable Annuity Separate Account A, ML of New York Variable Annuity Separate Account B, ML of New York Variable Annuity Separate Account C, ML of New York Variable Annuity Separate Account D, ML of New York Variable Life Separate Account, and ML of New York Variable Life Separate Account II. These accounts are separate accounts of Transamerica Advisors Life Insurance Company of New York.

Transamerica Capital, Inc. also serves as principal underwriter for Transamerica Series Trust, Transamerica Funds, Transamerica Investors, Inc., Transamerica Partners Funds Group, Transamerica Partners Funds Group II, Transamerica Partners Portfolios, and Transamerica Asset Allocation Variable Funds.

(b)	Directors and Officers of Transamerica Capital, Inc.:

Name	Principal Business Address	Position and Offices with Underwriter
Thomas A. Swank	(1)	Director
Michael W. Brandsma	(2)	Director, President and Chief Financial Officer
David W. Hopewell	(1)	Director
David R. Paulsen	(2)	Director, Chief Executive Officer and Chief Sales Officer
Blake S. Bostwick	(2)	Chief Marketing Officer and Chief Operations Officer
Courtney John	(2)	Chief Compliance Officer and Vice President
Erin K. Burke	(1)	Assistant Secretary
Amy Angle	(3)	Assistant Vice President
Elizabeth Belanger	(4)	Assistant Vice President
Margaret A. Cullem-Fiore	(5)	Assistant Vice President
Dennis P. Gallagher	(5)	Assistant Vice President
Christy Post-Rissin	(5)	Assistant Vice President
Brenda L. Smith	(5)	Assistant Vice President
Darin D. Smith	(1)	Assistant Vice President
Lisa Wachendorf	(1)	Assistant Vice President
Arthur D. Woods	(5)	Assistant Vice President
Carrie N. Powicki	(2)	Secretary
Karen R. Wright	(3)	Treasurer
Karen D. Heburn	(5)	Vice President
Wesley J. Hodgson	(2)	Vice President

(1)	4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001
(2)	4600 S Syracuse St, Suite 1100, Denver, CO 80237-2719
(3)	100 Light Street, Floor B1, Baltimore, MD 21202
(4)	440 Mamaroneck Avenue, Harrison, NY 10528
(5)	570 Carillon Parkway, St. Petersburg, FL 33716

(c)	Compensation to Principal Underwriter:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions(1)	Compensation on Redemption	Brokerage Commissions	Compensation
Transamerica Capital, Inc.	$5,401,487	0	0	0

(1)	Fiscal Year 2012

Item 30. Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Manager Regulatory Filing Unit, Transamerica Financial Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Item 31. Management Services.

All management Contracts are discussed in Part A or Part B.

Item 32. Undertakings

(a)	Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Contract may be accepted.

(b)	Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Transamerica at the address or phone number listed in the Prospectus.

(d)	Transamerica Financial Life Insurance Company hereby represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica Financial Life Insurance Company.

SECTION 403(B) REPRESENTATIONS

Transamerica represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

TEXAS ORP REPRESENTATION

The Registrant intends to offer policies to participants in the Texas Option Retirement Program. In connection with that offering, the Registrant is relying on Rule 6c-7 under the Investment Company Act of 1940 and is complying with, or shall comply with, paragraphs (a) – (d) of that Rule.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 15th day of April, 2013.

SEPARATE ACCOUNT VA BNY

TRANSAMERICA FINANCIAL LIFE
INSURANCE COMPANY
Depositor

Peter G. Kunkel*
Director, President and Chairman of the Board

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

	Controller	, 2013
Eric J. Martin*

	Director and Vice President	, 2013
Elizabeth Belanger*

	Director, Vice President, Assistant Secretary and Division General Counsel	, 2013
Marc Cahn*

	Director, Chairman of the Board and President	, 2013
Peter G. Kunkel*

	Treasurer and Vice President	, 2013
Karen R. Wright*

	Director and Vice President	, 2013
John T. Mallett*

	Director	, 2013
Steven E. Frushtick*

	Director	, 2013
William Brown, Jr.*

, 2013
Peter P. Post*	Director

/s/ Darin D. Smith	Vice President, Assistant Secretary and Managing Assistant General Counsel	April 15, 2013
Darin D. Smith

*	By: Darin D. Smith – Attorney-in-Fact pursuant to Powers of Attorney filed previously and herewith.

Registration No.

333 -

811-08750

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR

TRANSAMERICA LIBERTY NY

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Page No.*

(1)(b)	Resolution of Board of Directors of Transamerica Financial Life Insurance Company Authorizing Consolidation of Separate Accounts

(3)(a)	Amended and Restated Principal Underwriting Agreement

(4)(n)	Form of Policy Rider (Retirement Income Choice 1.6)

(8)(f)	Participation Agreement (TST)

(8)(g)(1)	Amendment No. 1 to Participation Agreement (AIM/INVESCO)

(8)(h)(8)	Addendum to Participation Agreement (Franklin/Templeton)

(8)(h)(9)	Amendment to Participation Agreement (Franklin/Templeton)

(8)(h)(10)	Amendment to Participation Agreement January 15, 2013 (Franklin/Templeton)

(9)	Opinion and Consent of Counsel

(10)	Consent of Independent Registered Public Accounting Firm

(13)	Powers of Attorney

*	Page numbers included only in manually executed original.